     As filed with the Securities and Exchange Commission on March 10, 1997
                                                            Registration No.__
--------------------------------------------------------------------------------

                     U.S. Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


  [ ] Pre-Effective Amendment No. ___     [ ] Post-Effective Amendment No. ___
                        (Check appropriate box or boxes)

                Exact Name of Registrant as Specified in Charter:
                           PACIFIC HORIZON FUNDS, INC.

                         Area Code and Telephone Number:
                                 (800) 332-3863

                     Address of Principal Executive Offices:
                                3435 Stelzer Road
                               Columbus, OH 43219

                     Name and Address of Agent for Service:

                             W. BRUCE McCONNEL, III
                             Drinker Biddle & Reath
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                      Philadelphia, Pennsylvania 19107-3496





Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

It is proposed that this filing will become effective on April 9, 1997 pursuant to Rule 488 under the Securities Act of 1933.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because an indefinite number of shares have previously been registered on Form N-1A (Registration No. 2-81110) pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Pursuant to Rule 429, this Registration Statement relates to the aforesaid Registration Statement on Form N-1A.

                           PACIFIC HORIZON FUNDS, INC.
                                    FORM N-14
                              CROSS REFERENCE SHEET
                             PURSUANT TO RULE 481(a)


ITEM NO.                                                      HEADING
--------                                                      -------

Part A
------

1.    Beginning of Registration Statement
      and Outside Front Cover Page..........................  Cover Page

2.    Beginning and Outside
      Back Cover Page.......................................  Table of Contents

3.    Synopsis and Risk Factors.............................  Summary; Comparative Fee and Expense
                                                              Tables; Risk Factors

4.    Information About the Transaction.....................  Summary; Information Relating to the
                                                              Proposed Reorganization

5.    Information About the Registrant......................  Summary; Information Relating to the
                                                              Proposed Reorganization; Comparison of the
                                                              Funds; Additional Information About Pacific
                                                              Horizon and Seafirst

6.    Information About the Company
      Being Acquired........................................  Summary; Information Relating to the
                                                              Proposed Reorganization; Comparison of the
                                                              Funds; Additional Information About Pacific
                                                              Horizon and Seafirst

7.    Voting Information....................................  Summary; Voting Information; Information
                                                              Relating to Voting Matters

8.    Interest of Certain Persons
      and Experts...........................................  Information Relating to Voting Matters

9.    Additional Information Required
      for Reoffering by Persons Deemed
      to be Underwriters....................................  Inapplicable


Part B
------

10.   Cover Page...........................................   Statement of Additional Information Cover
                                                              Page

11.   Table of Contents....................................   Table of Contents

12.    Additional Information
        About the Registrant................................  Statement of Additional Information of SRF
                                                              Shares of Pacific Horizon Funds, Inc. dated
                                                              April __, 1997*

13.    Additional Information
        About the Company Being
        Acquired............................................  Statement of Additional Information of Seafirst
                                                              Retirement Funds dated July 1, 1996*

14.    Financial Statements.................................  Financial Statements; Pro Forma Financial
                                                              Statements

Part C
------

Items 15-17. Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this Registration Statement.




*     Incorporated herein by reference thereto.

                            SEAFIRST RETIREMENT FUNDS
                                701 Fifth Avenue
                                Seattle, WA 98104

                                 April __, 1997


Dear Seafirst Shareholder:

         A special meeting of the shareholders of Seafirst Retirement Funds (the "Seafirst Funds") has been called for May 21, 1997 at 10:00 a.m., Eastern time. Formal notice of the meeting appears on the next page, followed by materials regarding the meeting.

         Shareholders will be asked at the special meeting to consider and vote upon the proposed reorganization of the Seafirst Funds into corresponding funds of Pacific Horizon Funds, Inc. Please see the enclosed Combined Prospectus/Proxy Statement for detailed information regarding the proposed reorganization and a comparison of the funds.

         THE BOARD OF TRUSTEES OF THE SEAFIRST RETIREMENT FUNDS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSED REORGANIZATION.

         A proxy card is enclosed for your use in the shareholder meeting. This card represents shares you held as of the record date, April 1, 1997. IT IS IMPORTANT THAT YOU COMPLETE, SIGN, AND RETURN YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. This will ensure that your shares will be represented at the Special Shareholders' Meeting to be held on May 21, 1997.

                                                 Sincerely,


                                                 Robert A. Nathane
                                                 Chairman of the Board

                            SEAFIRST RETIREMENT FUNDS
                                701 Fifth Avenue
                            Seattle, Washington 98104

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           To be held on May 21, 1997


To Seafirst Shareholders:

         NOTICE IS HEREBY GIVEN THAT a Special Meeting of the Shareholders ("Shareholders") of the Blue Chip, Asset Allocation and Bond Funds of the Seafirst Retirement Funds ("Seafirst") will be held at the offices of BISYS Fund Services, Inc., 3435 Stelzer Road, Columbus, Ohio 43219, on May 21, 1997 at 10:00 a.m. (Eastern time) for the following purposes:

         ITEM 1. With respect to the Blue Chip, Asset Allocation and Bond Funds (each a "Seafirst Fund" and collectively the "Seafirst Funds") of Seafirst:

                  To consider and act upon a proposal to approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") by and between Seafirst and Pacific Horizon Funds, Inc. ("Pacific Horizon") and the transactions contemplated thereby, including
                  (a) the transfer of all of the assets and known liabilities of Seafirst's Blue Chip Fund ("SRF Blue Chip Fund"), Asset Allocation Fund ("SRF Asset Allocation Fund") and Bond Fund ("SRF Bond Fund") to Pacific Horizon's Blue Chip Fund ("PH Blue Chip Fund"), Asset Allocation Fund ("PH Asset Allocation Fund") and Intermediate Bond Fund ("PH Intermediate Bond Fund"), respectively, in exchange for SRF Shares of the respective PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund; (b) the distribution of such SRF Shares to the shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund in connection with their liquidation; and (c) the termination under state law and the Investment Company Act of 1940, as amended, of Seafirst.

         ITEM 2.           With respect to each Seafirst Fund:

                  To transact such other business as may properly come before the Special Meeting or any adjournment(s) thereof.

            YOUR TRUSTEES RECOMMEND THAT YOU VOTE IN FAVOR OF ITEM 1.

         The proposed reorganization and related matters are described in the attached Combined Prospectus/Proxy Statement. Attached as Appendix II to the Combined Prospectus/Proxy Statement is a copy of the Reorganization Agreement.

         Shareholders of record as of the close of business on April 1, 1997 are entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) thereof.

         SHAREHOLDERS ARE REQUESTED TO EXECUTE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE THE ACCOMPANYING PROXY CARD WHICH IS BEING SOLICITED BY SEAFIRST'S BOARD OF TRUSTEES. THIS IS IMPORTANT TO ENSURE A QUORUM AT THE SPECIAL MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY SUBMITTING TO SEAFIRST A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY EXECUTED PROXY OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.



                                                      W. Bruce McConnel, III
                                                           Secretary


April __, 1997

                              SUBJECT TO COMPLETION
                      PRELIMINARY COPY DATED MARCH 10, 1997

                       COMBINED PROSPECTUS/PROXY STATEMENT

                            SEAFIRST RETIREMENT FUNDS
                                701 Fifth Avenue
                            Seattle, Washington 98104
                                 (206) 358-6119

                           PACIFIC HORIZON FUNDS, INC.
                                3435 Stelzer Road
                              Columbus, Ohio 43219
                                 (800) 332-3863

         This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees of the Seafirst Retirement Funds ("Seafirst") in connection with a Special Meeting (the "Meeting") of Shareholders ("Shareholders") to be held on May 21, 1997 at 10:00 a.m. (Eastern time) at the offices of BISYS Fund Services, Inc., 3435 Stelzer Road, Columbus, Ohio 43219, at which Shareholders will be asked to consider and approve a proposed Agreement and Plan of Reorganization dated April __, 1997 (the "Reorganization Agreement"), by and between Seafirst and Pacific Horizon Funds, Inc. ("Pacific Horizon") and the matters contemplated therein. A copy of the Reorganization Agreement is attached as Appendix II.

         Seafirst and Pacific Horizon are both open-end, management investment companies. The Seafirst Blue Chip Fund ("SRF Blue Chip Fund"), Asset Allocation Fund ("SRF Asset Allocation Fund") and Bond Fund ("SRF Bond Fund") (each also referred to herein as a "Seafirst Fund" and collectively, the "Seafirst Funds") and the Pacific Horizon Blue Chip Fund ("PH Blue Chip Fund"), Asset Allocation Fund ("PH Asset Allocation Fund") and Intermediate Bond Fund ("PH Intermediate Bond Fund") (each also referred to herein as a "Pacific Horizon Fund" and collectively, the "Pacific Horizon Funds") each seek to achieve their respective investment objectives by investing substantially all of their investable assets in corresponding portfolios of Master Investment Trust, Series I (the "Master Trust"), an open-end management investment company advised by Bank of America National Trust and Savings Association ("Bank of America"). The Blue Chip Master Portfolio, Asset Allocation Master Portfolio and Investment Grade Bond Master Portfolio (collectively, the "Master Portfolios") of the Master Trust have the same investment objective and policies as those of each corresponding Seafirst Fund and Pacific Horizon Fund. The SRF Blue Chip Fund and PH Blue Chip Fund each invest substantially all of their investable assets in the Blue Chip

Master Portfolio of the Master Trust. The SRF Asset Allocation Fund and the PH Asset Allocation Fund each invest substantially all of their investable assets in the Asset Allocation Master Portfolio. The SRF Bond Fund and PH Bond Fund each invest substantially all of their investable assets in the Investment Grade Bond Master Portfolio of the Master Trust. Upon consummation of the Reorganization, the PH Asset Allocation Fund is expected to withdraw its investment from the Asset Allocation Master Portfolio and engage Bank of America to manage its assets directly.

         In reviewing the proposed reorganization (the "Reorganization"), the Seafirst Board considered the terms of the Reorganization Agreement; a comparison of each of the Seafirst Fund's expense ratios with those of the SRF Shares (as defined below) of the corresponding Pacific Horizon Funds; Bank of America's agreement to pay all of the expenses of the Reorganization; Bank of America's and The BISYS Group, Inc.'s agreement to cap the total operating expense ratios of SRF Shares for three years after the Reorganization; the effect of such merger on Seafirst; the recommendation of Bank of America with respect to the proposed consolidation of the Seafirst Funds and Pacific Horizon Funds; the fact that the Reorganization would constitute a tax-free reorganization; and the fact that the interests of Shareholders would not be diluted as a result of the Reorganization.

         The Reorganization Agreement provides that each of the three Seafirst Funds will transfer all of its assets and known liabilities to the Pacific Horizon Fund identified below opposite its name:

SEAFIRST FUND                             PACIFIC HORIZON FUND
-------------                             --------------------

Blue Chip Fund                            Blue Chip Fund
Asset Allocation Fund                     Asset Allocation Fund
Bond Fund                                 Intermediate Bond Fund


         In exchange for the transfers of these assets and known liabilities, Pacific Horizon will issue SRF Shares (as defined below) in the three Pacific Horizon Funds listed above to the corresponding Seafirst Funds listed above. The transaction is expected to occur on June 23, 1997, or as soon thereafter as is practicable (the "Reorganization Date").

         The Seafirst Funds offer one class of shares. The Pacific Horizon Funds offer three classes of shares. One class of Pacific Horizon Fund shares, the SRF Shares ("SRF Shares") is comparable to the class of shares currently offered by Seafirst. Shareholders of each Seafirst Fund will receive SRF Shares of the corresponding Pacific Horizon Fund as further described in "Information Relating to the Proposed Reorganization -- Description of the Reorganization Agreement." SRF Shares will automatically convert to A Shares of the Pacific Horizon Funds ("A Shares") on the third anniversary of the Reorganization Date. Because of this conversion feature, certain disclosures are being provided in this Combined Prospectus/Proxy Statement regarding A Shares.

         The Seafirst Funds will make liquidating distributions of the Pacific Horizon Fund's SRF Shares to the Shareholders of the Seafirst Funds, so that a holder of shares in a Seafirst Fund will receive SRF Shares of the corresponding Pacific Horizon Fund with the same aggregate net asset value as the Shareholder had in the Seafirst Fund immediately before the transaction. Following the Reorganization, Shareholders of a Seafirst Fund will be Shareholders of that Fund's corresponding Pacific Horizon Fund, and Seafirst will be terminated under state law and the Investment Company Act of 1940, as amended (the "1940 Act").

         The Pacific Horizon Funds currently are conducting investment operations as described in this Combined Prospectus/Proxy Statement.

         This Combined Prospectus/Proxy Statement sets forth the information that a Shareholder of Seafirst should know before voting on the Reorganization Agreement (and related transactions) and investing in a Pacific Horizon Fund, and should be retained for future reference. The Prospectus relating to the SRF Shares of the Pacific Horizon Funds, which describes the operations of those Funds, accompanies this Combined Prospectus/Proxy Statement. Additional information is set forth in the Statements of Additional Information relating to those Funds and this Combined Prospectus/Proxy Statement, which are each dated April __, 1997, and in the Prospectus and Statement of Additional Information, each dated July 1, 1996, relating to Seafirst. Each of these documents is on file with the Securities and Exchange Commission (the "SEC"), and is available without charge upon oral or written request by writing or calling either Seafirst or Pacific Horizon at the respective addresses or telephone numbers indicated above. The information contained in the Prospectus and Statement of Additional Information, each dated July 1, 1996, relating to Seafirst is incorporated herein by reference.

         This Combined Prospectus/Proxy Statement constitutes the Proxy Statement of Seafirst for the meeting of its Shareholders, and Pacific Horizon's Prospectus for the SRF Shares of its

Pacific Horizon Funds that have been registered with the SEC and are to be issued in connection with the Reorganization.

         This Combined Prospectus/Proxy Statement is expected to first be sent to Shareholders on or about April 16, 1997.


THE SECURITIES OF THE PACIFIC HORIZON FUNDS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SEAFIRST OR PACIFIC HORIZON.

SHARES OF THE PACIFIC HORIZON FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, BANK OF AMERICA OR ANY OF ITS AFFILIATES. SHARES OF THE PACIFIC HORIZON FUNDS ARE NOT FEDERALLY INSURED BY, GUARANTEED BY, OBLIGATIONS OF OR OTHERWISE SUPPORTED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENTAL AGENCY. INVESTMENT RETURN AND PRINCIPAL VALUE WILL VARY AS A RESULT OF MARKET CONDITIONS OR OTHER FACTORS SO THAT SHARES OF THE PACIFIC HORIZON FUNDS, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. AN INVESTMENT IN THE PACIFIC HORIZON FUNDS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

                                TABLE OF CONTENTS
                                                                          PAGE
                                                                          ----
SUMMARY.......................................................................
         Reasons for Reorganization...........................................
         Proposed Reorganization..............................................
         Federal Income Tax Consequences......................................
         Comparison of the Investment Objectives and Policies of the
         Funds................................................................
         Comparative Fee and Expense Tables...................................
         Expense Ratios - Seafirst Funds......................................
         Expense Ratios - Pacific Horizon Funds...............................
         Organization.........................................................
         Certain Arrangements with Service Providers -- The
         Investment Adviser...................................................
           The Administrators.................................................
           The Distributor....................................................
           Shareholder Services Plan..........................................
           The Transfer Agents................................................
           The Custodians.....................................................
           Fee Waivers and Expense Reimbursements.............................
         Conversion Feature...................................................
         Purchase and Redemption Procedures - Shares of the Seafirst
           Funds and SRF Shares of the Pacific Horizon Funds..................
         Exchange Procedures - Shares of the Seafirst Funds and SRF
           Shares of the Pacific Horizon Funds................................
         Dividends, Distributions and Pricing.................................
         Voting Information...................................................
INFORMATION RELATING TO THE PROPOSED REORGANIZATION...........................
         Description of the Reorganization Agreement..........................
         Board Considerations.................................................
         Federal Income Tax Consequences......................................
         Capitalization.......................................................
COMPARISON OF THE FUNDS......................................................
         Other Information....................................................
INFORMATION RELATING TO VOTING MATTERS........................................
         General Information..................................................
         Shareholder and Board Approvals......................................
         Quorum...............................................................
         Annual Meetings......................................................
         Principal Shareholders...............................................
ADDITIONAL INFORMATION ABOUT PACIFIC HORIZON AND SEAFIRST.....................
         Seafirst Financial Highlights........................................
         Pacific Horizon Financial Highlights.................................
FINANCIAL STATEMENTS AND EXPERTS..............................................
OTHER BUSINESS................................................................

                                                                        PAGE
                                                                        ----

LITIGATION..................................................................
NOTICE TO BANKS, BROKER-DEALERS, VOTING TRUSTEES
 AND THEIR NOMINEES.........................................................
SHAREHOLDER INQUIRIES.......................................................
Appendix I--Agreement and Plan of Reorganization.........................I-1
Appendix II--Management's Discussion of Fund Performance................II-1

                                     SUMMARY

         The following is a summary of certain information relating to the proposed Reorganization, the parties thereto and the transactions contemplated thereby, and is qualified by reference to the more complete information contained elsewhere in this Combined Prospectus/Proxy Statement, the Prospectuses and Statements of Additional Information of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund and PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund, and the Reorganization Agreement attached to this Combined Prospectus/Proxy Statement as Appendix II and which are all incorporated herein by reference. Seafirst's Semi-Annual Report to Shareholders and its Annual Report to Shareholders may be obtained free of charge by calling 1-800-323-9919 or writing 701 Fifth Avenue, Seattle, Washington 98104. Pacific Horizon's Semi-Annual Reports to Shareholders of the Blue Chip, Asset Allocation and Intermediate Bond Funds and Annual Reports to Shareholders of the Blue Chip, Asset Allocation, and Intermediate Bond Funds may be obtained free of charge by calling 1-800-332-3863 or writing 3435 Stelzer Road, Columbus, Ohio 43219.


         REASONS FOR REORGANIZATION. In light of certain potential benefits and other factors, the Board of Trustees of Seafirst, including the non-interested Trustees, has determined that it is in the best interests of Seafirst, and of the shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, to reorganize into funds of Pacific Horizon.

         The Seafirst Funds and the Pacific Horizon Funds are both "feeder" funds which invest in the same master portfolio and therefore have identical investment objectives and policies. More specifically, the SRF Blue Chip and PH Blue Chip Funds invest their assets in the Blue Chip Master Portfolio of the Master Trust; the SRF Asset Allocation Fund and PH Asset Allocation Fund invest their assets in the Asset Allocation Master Portfolio of the Master Trust; and the SRF Bond Fund and PH Intermediate Bond Fund invest their assets in the Investment Grade Bond Master Portfolio of the Master Trust. Each portfolio of the Master Trust is managed by Bank of America. Upon consummation of the Reorganization, the PH Asset Allocation Fund is expected to withdraw its investment from the Asset Allocation Master Portfolio and engage Bank of America to manage its assets directly. Although the investment objectives and policies of each Seafirst Fund and its corresponding Pacific Horizon Fund are identical, their expenses and the types of investors to which they are marketed are different.

         The market for the Seafirst Funds has become saturated, and the Seafirst Funds have been unable to increase substantially their asset size. Such asset growth would allow the Seafirst Funds to achieve greater economies of scale and consequently lower overall expense ratios. In addition, because both Seafirst Funds and Pacific Horizon Funds are currently offered to similar types of investors, the overlap of investment options has resulted in investor confusion. In considering whether to approve the Reorganization, the Board of Trustees of Seafirst considered the following possible benefits to shareholders:

                  1) Wider selection of funds to choose from -- after the transaction, former shareholders of Seafirst Funds will be able to select from a family of thirteen funds as opposed to the current three Seafirst Funds and the Pacific Horizon Prime Fund.

                  2) Asset Growth -- the combination of Pacific Horizon Funds and Seafirst Funds will increase the asset base of the PH Blue Chip, PH Asset Allocation and PH Intermediate Bond Funds and eliminate inefficiencies of maintaining separate Seafirst Funds. In addition, the reorganization of the Seafirst Funds into the Pacific Horizon Funds would allow for the development of a unified and comprehensive marketing strategy which could also lead to greater asset growth.

         The Reorganization Agreement was submitted to the trustees of Seafirst and the directors of Pacific Horizon at separate meetings held on October 29, 1996. Detailed information with respect to expenses and other relevant matters was submitted to each director and trustee prior to their respective meetings in order to provide sufficient time for careful consideration of such material. After full consideration of the proposals, the respective Boards approved the Reorganization Agreement. The closing of all transactions contemplated by the Reorganization Agreement is tentatively scheduled to occur on or about June 23, 1997.

         The Board of Trustees of Seafirst also considered, among other things, as described more fully below under "Information Relating to the Proposed Reorganization -- Board Considerations," the relative expense ratios of each Seafirst Fund and its corresponding Pacific Horizon Fund, and the tax-free nature of the exchange, as well as Bank of America's agreement to bear the expenses of the Reorganization.

         Similarly, the Board of Directors of Pacific Horizon, in approving the Reorganization, determined that it would be advantageous for Pacific Horizon, and specifically for each of the PH Blue Chip Fund, PH Asset Allocation Fund and PH

Intermediate Bond Fund and its shareholders, to acquire the assets and known liabilities of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund.

         PROPOSED REORGANIZATION. Based upon their evaluations of the relevant information presented to them, and in light of their fiduciary duties under federal and state law, Seafirst's Board of Trustees and Pacific Horizon's Board of Directors, including all of the non-interested members of each Board, have determined that the proposed Reorganization is in the best interests of the shareholders of Seafirst and Pacific Horizon, respectively. SEAFIRST'S BOARD RECOMMENDS THE APPROVAL OF THE REORGANIZATION AGREEMENT BY THE SHAREHOLDERS OF THE SRF BLUE CHIP FUND, SRF ASSET ALLOCATION FUND AND SRF BOND FUND, RESPECTIVELY, AT THE MEETING.

         Subject to shareholder approval, the Reorganization Agreement provides for: (a) the acquisition by PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund of all of the assets, and the assumption by the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund of the known liabilities, of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, respectively, in exchange for SRF Shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund, respectively; and (b) the distribution of the SRF Shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund to Seafirst shareholders in liquidation of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, respectively.

         As a result of the proposed Reorganization, each shareholder of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund will become a holder of SRF Shares of the respective PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund and will hold, immediately after the effective time of the reorganization (the "Effective Time of the Reorganization"), the same aggregate dollar value of SRF Shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund as the aggregate dollar value of the shares the shareholder held in the respective SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund immediately before the Effective Time of the Reorganization.

         For further information, see "Information Relating to the Proposed Reorganization -- Description of the Reorganization Agreement."

         FEDERAL INCOME TAX CONSEQUENCES. Shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund will recognize no gain or loss for federal income tax purposes on their receipt of SRF Shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund in exchange for their shares of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, respectively. Shareholders of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund will have no tax consequence from the Reorganization. The SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund will incur no federal tax liability as a result of the Reorganization, and the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund will recognize no gain or loss for federal tax purposes on its issuance of SRF Shares in the Reorganization. See "Information Relating to the Proposed Reorganization -- Federal Income Tax Consequences."

         COMPARISON OF THE INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS. The investment objectives and policies of the Seafirst Funds are identical to those of the corresponding Pacific Horizon Funds. Because the investment objectives and policies of the Seafirst Funds and the corresponding Pacific Horizon Funds are identical, Bank of America, Seafirst's and Pacific Horizon's investment adviser, believes that an investment in a Seafirst Fund involves risks that are identical to those of the corresponding Pacific Horizon Fund.

         COMPARATIVE FEE AND EXPENSE TABLES. The tables below show (i) information regarding the fees and expenses (including the operating expenses of the Master Portfolios which are allocable to the Seafirst Funds) expected to be paid by each Seafirst Fund during the current fiscal year, (ii) information regarding the fees and expenses (including the operating expenses of the Master Portfolios which are allocable to the Pacific Horizon Funds) expected to be paid by A Shares of Pacific Horizon during the current fiscal year, and (iii) estimated fees and expenses on a pro forma basis giving effect to the proposed Reorganization and the PH Asset Allocation Fund's withdrawal of its investment from the Asset Allocation Master Portfolio. SRF Shares of Pacific Horizon automatically convert into A Shares of the same Pacific Horizon Fund on the third anniversary of the Reorganization Date. Accordingly, disclosure is provided for both SRF Shares and A Shares of Pacific Horizon. Bank of America and The BISYS Group, Inc. ("BISYS") have agreed to waive fees and reimburse expenses in such amounts as are necessary to limit the expenses of the SRF Shares (including the pro rata share of the expenses incurred by the Master Portfolios in which the PH Blue Chip and PH Intermediate Bond Funds invest) for the first two years and the third year after the Reorganization to 0.95% and 1.05%, respectively, of the average daily net assets of each Fund. This limitation on expenses of the SRF Shares will continue until such shares convert into A Shares. Expense ratios for A Shares of the PH Blue Chip, PH Asset Allocation and PH Intermediate Bond Funds are market driven, and may be higher than those of the Seafirst Funds and SRF Shares.

                                  --------------------------------------------------------------------------------------------------
                                          SEAFIRST                Pacific Horizon                        Pro Forma
                                         BLUE CHIP                   Blue Chip                            Combined
                                            FUND                       Fund                               --------
                                            ----           SRF         ----    A                 SRF                    A
                                                          Shares             Shares             Shares               Shares
                                                          ------             ------             ------               ------
SHAREHOLDER TRANSACTION EXPENSES
  Maximum Sales Load Imposed on
    Purchases (as a percentage
    of offering Price)                      None           None              4.50%               None               4.50%(1)
  Maximum Sales Load Imposed on
    Reinvested Dividends (as a
    percentage of offering
    price)                                  None           None               None               None                 None
  Contingent Deferred Sales
    Charge (as a percentage of
    original purchase price or
    redemption proceeds, as
    applicable)                             None           None               None               None                 None
  Redemption Fee (as a
    percentage of amount
    redeemed, if applicable)                None           None               None               None                 None
  Exchange Fee                              None           None               None               None                 None

                                  --------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES
  (as a percentage of average
   net assets)

Management Fees
  (after fee waivers)                        0.51%(2)(3)    *                 0.51%(4)             0.70%(5)             0.70%(5)
All Other Expenses
  (after fee waivers and/or
   expense reimbursements)                   0.44%(6)       *                 0.79%                0.25%(7)             0.47%(7)
                                             -----                            -----                -----                -----
  Shareholder Service Fees
  (after fee waivers)               0.25%                   *        0.25%                0.03%(8)             0.25%
  Other Expenses
  (after fee waivers and/or
   expense reimbursements)          0.19%(9)                *        0.54%                0.22%(10)            0.22%(10)
Total Operating Expenses
  (after fee waivers and/or
   expense reimbursements)                   0.95%(11)      *                 1.30%(12)            .95%(13)             1.17%(13)
                                             =====                            =====                ====                 =====
                                  --------------------------------------------------------------------------------------------------


-----------------------------

*        SRF Shares will not be issued until the Reorganization is effective.

(1) There will be no sales load imposed on conversion of SRF Shares to A Shares and no sales load imposed on subsequent purchases of A Shares in Eligible Retirement Accounts (as defined below) opened as of the Reorganization Date as long as each account remains open.

(2) Individual Retirement Accounts including those that do not invest in the Seafirst Funds, are charged certain fees: each pays a $15 annual maintenance fee; and there is currently a $7 annual maintenance fee for a spousal retirement account. Other Eligible Retirement Accounts (as defined below) may be charged fees which vary according to the plan's sponsor.

(3) The maximum advisory fee for the Blue Chip Master Portfolio is 0.75% of the average daily net assets of such Master Portfolio. Other expenses include administration fees at the Blue Chip Master Portfolio level, which BISYS is entitled to receive at the annual rate of 0.05% of the Blue Chip Master Portfolio's average daily net assets and an administration and transfer agent fee payable to Bank of America at the Fund level at an annual rate of 0.29% of average daily net assets. Absent fee waivers, "Management Fees" for the SRF Blue Chip Fund are estimated to be 1.09% of its average net assets (annualized).

(4) Absent fee waivers, "Management Fees" for the PH Blue Chip Fund would be 0.95% of the average net assets (annualized). Management fees consist of an investment advisory fee payable at the annual rate of 0.75% of the Blue Chip Master Portfolio's average daily net assets and an administration fee payable at the annual rate of 0.15% and 0.05% of the PH Blue Chip Fund's and Blue Chip Master Portfolio's respective average daily net assets.

(5) Effective on the Reorganization Date, management fees consist of an investment advisory fee payable at the annual rate of 0.50% of the Blue Chip Master Portfolio's average daily net assets and an administration fee payable at the annual rate of 0.15% and 0.05% of the PH Blue Chip Fund's and Blue Chip Master Portfolio's respective average daily net assets.

(6) Absent expense reimbursements (including the Fund's proportionate share of the Blue Chip Master Portfolio's expenses and expense reimbursements), "All Other Expenses" for the SRF Blue Chip Fund are estimated to be 0.47% of the average net assets (annualized).

(7) Absent fee waivers (including the Fund's proportionate share of the Blue Chip Master Portfolio's fee waivers and expenses), "All Other Expenses" for the pro forma combined PH Blue Chip Fund's SRF and A Shares are estimated to be 0.50% and 0.50% of the respective average net assets (annualized).

(8) Absent fee waivers, "Shareholder Service Fees" for the pro forma combined PH Blue Chip Fund's SRF shares would be 0.25% of average net assets (annualized).

(9) Absent expense reimbursements, "Other Expenses" for the SRF Blue Chip Fund are estimated to be 0.22% of average net assets (annualized).

(10) Absent fee waivers, "Other Expenses" are estimated to be 0.25% and 0.25% of average net assets (annualized), respectively, for the pro forma combined PH Blue Chip Fund's SRF Shares and A Shares.

(11) Absent fee waivers and expense reimbursements, "Total Operating Expenses" of the SRF Blue Chip Fund are estimated to be 1.56% of average net assets (annualized). Bank of America has agreed to reimburse the SRF Blue Chip Fund in such amounts as are necessary to limit the expenses of the Fund in any year, including its pro rata share of the expenses incurred by the Master Portfolio in which it invests (but excluding interest, brokerage commissions, litigation expenses and certain other items), to 0.95%, 0.85% and 0.75% of the Fund's average daily net assets if the average daily net assets of the corresponding Master Portfolio in which the Fund invests in such year is less than $250 million, $250 million to $500 million, or more than $500 million, respectively.

(12) Absent fee waivers and expense reimbursements (including the PH Blue Chip Fund's proportionate share of the Blue Chip Master Portfolio's expenses, fee waivers and expense reimbursements), "Total Operating Expenses" for the A Shares of the PH Blue Chip Fund are estimated to be 1.74% of average net assets (annualized).

(13) Absent fee waivers (including the Fund's proportionate share of the Blue Chip Master Portfolio's expenses and fee waivers), "Total Operating Expenses" for the pro forma combined PH Blue Chip Fund's SRF Shares and A Shares are estimated to be 1.20% and 1.20% of their respective average net assets (annualized), respectively. Bank of America and BISYS have agreed to waive fees and reimburse expenses in such amounts as are necessary to limit the expenses of the SRF Shares (including the pro rata share of the expenses incurred by the Master Portfolio in which the PH Blue Chip invests) for the first two years and the third year after the Reorganization to 0.95% and 1.05%, respectively, of the average daily net assets of the Fund. This limitation on expenses of the SRF Shares will continue until such shares convert into A Shares. Expense ratios for A Shares of the PH Blue Chip Fund are market driven, and may be higher than those of the Seafirst Funds and SRF Shares.

EXAMPLE: An investor would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return, and (2) redemption at the end of the following periods:

                                                       1 Year        3 Years         5 Years           10 Years
                                                       ------        -------         -------           --------

SRF Blue Chip Fund                                     $10           $30             $53               $117


PH Blue Chip Fund
      SRF Shares                                       N/A           N/A             N/A               N/A
      A Shares (1)                                     $58           $84             $113              $195

Pro Forma Combined
      SRF Shares                                       $10           $32(2)          N/A               N/A
      A Shares(1)                                      $56           $80             $106              $181


-----------------

(1) Assumes deduction at time of purchase of the maximum applicable front-end sales charge but does not assume deduction at redemption of maximum applicable contingent deferred sales charge under the Large Purchase Exemption. Eligible Retirement Accounts are not subject to the front-end sales charge and such amounts would be $12, $37, $64 and $142 without deducting the front-end sales charge.

(2) SRF Shares will convert to A Shares on the third anniversary of the Reorganization Date.

                                 --------------------------------------------------------------------------------------------------
                                         SEAFIRST                Pacific Horizon                        Pro Forma
                                     ASSET ALLOCATION           Asset Allocation                        Combined*
                                           FUND                       Fund                              --------
                                           ----           SRF         ----    A                 SRF                    A
                                                         Shares             Shares             Shares               Shares
                                                         ------             ------             ------               ------
SHAREHOLDER TRANSACTION EXPENSES
  Maximum Sales Load Imposed on
    Purchases (as a percentage
    of offering Price)                     None           None              4.50%               None               4.50%(1)
  Maximum Sales Load Imposed on
    Reinvested Dividends (as a
    percentage of offering
    price)                                 None           None               None               None                 None
  Contingent Deferred Sales
    Charge (as a percentage of
    original purchase price or
    redemption proceeds, as
    applicable)                            None           None               None               None                 None
  Redemption Fee (as a
    percentage of amount
    redeemed, if applicable)               None           None               None               None                 None
  Exchange Fee                             None           None               None               None                 None

                                 --------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES
  (as a percentage of average
   net assets)

Management Fees
  (after fee waivers)                       0.45%(2)(3)    +                 0.18%(4)             0.55%(5)             0.55%(5)
All Other Expenses
  (after fee waivers)                       0.50%          +                 1.17%                0.40%(6)             0.45%(6)
                                            -----                            -----                -----                -----
  Shareholder Service Fees
  (after fee waivers)              0.25%                   +        0.25%                0.20%(7)             0.25%
  Other Expenses
  (after expense reimbursements)   0.25%                   +        0.92%                0.20%(8)             0.20%(8)
Total Operating Expenses
  (after fee waivers and/or
   expense reimbursements)                  0.95%(9)       +                 1.35%(10)            0.95%(11)            1.00%(11)
                                            =====                            =====                =====                =====
                                 --------------------------------------------------------------------------------------------------

-----------------------------

* The PH Asset Allocation Fund currently operates in a master-feeder structure wherein it invests substantially all of its assets in the Asset Allocation Master Portfolio. Upon consummation of the Reorganization it is expected that the PH Asset Allocation Fund will withdraw its investment in the Asset Allocation Master Portfolio and engage Bank of America to manage its assets directly.

+        SRF Shares will not be issued until the Reorganization is effective.

(1) There will be no sales load imposed on conversion of SRF Shares to A Shares and no sales load imposed on subsequent purchases of A Shares in Eligible Retirement Accounts (as defined below) opened as of the Reorganization Date as long as each account remains open.

(2) Individual Retirement Accounts including those that do not invest in the Seafirst Funds, are charged certain fees: each pays a $15 annual maintenance fee; and there is currently a $7 annual maintenance fee for a spousal retirement account. Other Eligible Retirement Accounts (as defined below) may be charged fees which vary according to the plan's sponsor.

(3) The maximum advisory fee for the Asset Allocation Master Portfolio is 0.55% of the average daily net assets of such Master Portfolio. Other expenses include administration fees at the Asset Allocation Master Portfolio level, which BISYS is entitled to receive at the annual rate of 0.05% of the Asset Allocation Master Portfolio's average daily net assets and an administration and transfer agent fee payable to Bank of America at the Fund level at an annual rate of 0.29% of average daily net assets. Absent fee waivers, "Management Fees" for the SRF Asset Allocation Fund are estimated to be 0.89% of average net assets (annualized).

(4) Absent fee waivers, "Management Fees" for the PH Asset Allocation Fund would be 0.75% of the average net assets (annualized). Management fees consist of an investment advisory fee of 0.55% of the Asset Allocation Master Portfolio's average daily net assets and an administration fee payable at the annual rate of 0.15% and 0.05% of the PH Asset Allocation Fund's and Asset Allocation Master Portfolio's respective average daily net assets.

(5) Effective on the Reorganization Date, management fees consist of an investment advisory fee and an administration fee payable at the annual rates of 0.40% and 0.15%, respectively of the pro forma combined Asset Allocation Fund's average daily net assets.

(6) Absent fee waivers, "All Other Expenses" for the pro forma combined PH Asset Allocation Fund's SRF Shares and A Shares are estimated to be 0.50% and 0.50% of their respective average net assets (annualized).

(7) Absent fee waivers, "Shareholder Service Fees" for the pro forma combined PH Asset Allocation Fund's SRF Shares would be 0.25% of average net assets (annualized).

(8) Absent expense reimbursements, "Other Expenses" for the PH Asset Allocation Fund's SRF Shares and A Shares are estimated to be 0.25% and 0.25% of their respective average net assets (annualized).

(9) Absent fee waivers and expense reimbursements, "Total Operating Expenses" of the SRF Asset Allocation Fund are estimated to be 1.39% of average net assets (annualized). Bank of America has agreed to reimburse the SRF Asset Allocation Fund in such amounts as are necessary to limit the expenses of the Fund in any year, including its pro rata share of the expenses incurred by the Master Portfolio in which it invests (but excluding interest, brokerage commissions, litigation expenses and certain other items), to 0.95%, 0.85% and 0.75% of the Fund's average daily net assets if the average daily net assets of the corresponding Master Portfolio in which the Fund invests in such year is less than $250 million, $250 million to $500 million, or more than $500 million, respectively.

(10) Absent fee waivers and expense reimbursements (including the PH Asset Allocation Fund's proportionate share of the Asset Allocation Master Portfolio's expenses, fee waivers and expense reimbursements) "Total Operating Expenses" for the A Shares of the PH Asset Allocation Fund are estimated to be 1.92% of average net assets (annualized).

(11) Absent fee waivers, "Total Operating Expenses" for the pro forma combined PH Asset Allocation Fund's SRF Shares and A Shares are estimated to be 1.05% and 1.05% of their respective average net assets (annualized). Bank of America and BISYS have agreed to waive fees and reimburse expenses in such amounts as are necessary to limit the expenses of the SRF Shares for the first two years and the third year after the Reorganization to 0.95% and 1.05%, respectively, of the average daily net assets of the Fund. This limitation on expenses of the SRF Shares will continue until such shares convert into A Shares. Expense ratios for A Shares of the Asset Allocation Fund are market driven, and may be higher than those of the Seafirst Funds and SRF Shares.

EXAMPLE: An investor would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return, and (2) redemption at the end of the following periods:

                                                       1 Year        3 Years         5 Years           10 Years
                                                       ------        -------         -------           --------

SRF Asset Allocation Fund                              $10           $30             $53               $117

PH Asset Allocation Fund
      SRF Shares                                       N/A           N/A             N/A               N/A
      A Shares (1)                                     $58           $86             $116              $200

Pro Forma Combined
      SRF Shares                                       $10           $32(2)          N/A               N/A
      A Shares(1)                                      $55           $75             $98               $162

-----------------

(1) Assumes deduction at time of purchase of the maximum applicable front-end sales charge, but does not assume deduction at redemption of maximum applicable contingent deferred sales charge under the Large Purchase Exemption. Eligible Retirement Accounts are not subject to the front-end sales charge and such amounts would be $10, $32, $55 and $122 without deducting the front-end sales charge.

(2) SRF Shares will convert to A Shares on the third anniversary of the Reorganization Date.

                            --------------------------------------------------------------------------------------------------------
                                                          PACIFIC HORIZON
                                 SEAFIRST                INTERMEDIATE BOND                                 PRO FORMA
                                BOND FUND                      FUND                                        COMBINED*
                                ---------                      ----                                        ---------
                                                   SRF              A                       SRF                          A
                                                  SHARES          SHARES                   SHARES                     SHARES
                                                  ------          ------                   ------                     ------
SHAREHOLDER TRANSACTION
EXPENSES
  Maximum Sales Load
    Imposed on Purchases
    (as a percentage
    of offering price)             None            None           4.50%                     None                     4.50%(1)
  Maximum Sales Load
    Imposed on Reinvested
    Dividends (as a
    percentage of offering
    price)                         None            None            None                     None                       None
  Contingent Deferred Sales
    Charge (as a percentage
    of original purchase
    price or redemption
    proceeds, as
    applicable)                    None            None            None                     None                       None
  Redemption Fee (as a
    percentage of amount
    redeemed, if
    applicable)                    None            None            None                     None                       None
  Exchange Fee                     None            None            None                     None                       None
                            --------------------------------------------------------------------------------------------------------

ANNUAL FUND OPERATING
EXPENSES
  (as a percentage of
   average net assets)

Management Fees
  (after fee waivers)                 0.28%(2)(3)   *                   0.17%(4)                  0.50%(5)                0.50%(5)
All Other Expenses
  (after fee waivers and/or
   expense reimbursements)            0.67%         *                   0.63%(6)                  0.45%(7)                0.40%(7)
                                      -----                             -----                     -----                   -----

     Shareholder Service
       Fees (after fee
       waivers)              0.25%                  *       0.25%                    0.00%(8)                  0.00%(8)
     Other Expenses (after
       fee waivers and/or
       expense
       reimbursement)        0.42%                  *       0.38%(9)                 0.45%(10)                 0.45%(10)
Total Operating Expenses
  (after fee waivers and/or
   expense reimbursements)            0.95%(11)     *                   0.80%(12)                 0.95%(13)               0.95%(13)
                                      =====                             =====                     =====                   =====
------------------------------------------------------------------------------------------------------------------------------------

--------------------------

*        SRF Shares will not be issued until the Reorganization is effective.

(1) There will be no sales load imposed on conversion of SRF Shares to A Shares and no sales load imposed on subsequent purchases of A Shares in Eligible Retirement Accounts (as defined below) opened as of the Reorganization Date as long as each account remains open.

(2) Individual Retirement Accounts including those that do not invest in the Seafirst Funds, are charged certain fees: each pays a $15 annual maintenance fee; and there is currently a $7 annual maintenance fee for a spousal retirement account. Other Eligible Retirement Accounts (as defined below) may be charged fees which vary according to the plan's sponsor.

(3) The maximum advisory fee for the Investment Grade Bond Master Portfolio is 0.45% of the average daily net assets of such Master Portfolio. Other expenses include administration fees at the Investment Grade Bond Master Portfolio level which BISYS is entitled to receive at the annual rate of 0.05% of the Investment Grade Bond Master Portfolio's average daily net assets and an administration and transfer agent fee payable to Bank of America at the Fund level at the annual rate of 0.29% of the average daily net assets. Absent fee waivers, "Management Fees" for the SRF Bond Fund are estimated to be 0.79% of average net assets (annualized).

(4) Absent fee waivers, "Management Fees" for the PH Intermediate Bond Fund would be 0.65% of the average daily net assets (annualized). Management fees consist of an investment advisory fee payable at the annual rate of .45% of the Intermediate Bond Master Portfolio's average daily net assets and an administration fee payable at the annual rate of 0.15% and 0.05% of the Intermediate Bond Fund's and Intermediate Master Portfolio's respective average daily net assets.

(5) Effective on the Reorganization Date, management fees consist of an investment advisory fee payable at the annual rate of 0.30% of the Investment Grade Bond Master Portfolio's average daily net assets and an administration fee payable at the annual rate of 0.15% and 0.05% of the PH Intermediate Bond Fund's and Investment Grade Bond Master Portfolio's respective average daily net assets.

(6) Absent expense reimbursements (including the Fund's proportionate share of the Investment Grade Bond Master Portfolio's expenses, and expense reimbursements), "All Other Expenses" for the PH Intermediate Bond Fund are estimated to be 1.72% of average net assets (annualized).

(7) Absent fee waivers and expense reimbursements (including the Fund's proportionate share of the Investment Grade Bond Master Portfolio's expenses and fee waivers), "All Other Expenses" for the pro forma combined PH Intermediate Bond Fund's SRF and A Shares are estimated to be 0.85% and 0.85% of the respective average net assets (annualized).

(8) Absent fee waivers, "Shareholder Service Fees" for the pro forma combined PH Intermediate Bond Fund's SRF and A Shares would be 0.25% of average net assets (annualized).

(9) Absent expense reimbursements, "Other Expenses" for the PH Intermediate Bond Fund are estimated to be 1.47% of average net assets (annualized).

(10) Absent fee waivers and expense reimbursements, "Other Expenses" are estimated to be 0.60% and 0.60% of average net assets (annualized), respectively, for the pro forma combined PH Intermediate Bond Fund's SRF and A Shares.

(11) Absent fee waivers and expense reimbursements, "Total Operating Expenses" of the SRF Bond Fund are estimated to be 1.46% of average net assets (annualized). Bank of America has agreed to reimburse the SRF Bond Fund in such amounts as are necessary to limit the expenses of the Fund in any year, including its pro rata share of the expenses incurred by the Master Portfolio in which it invests (but excluding interest, brokerage commissions, litigation expenses and certain other items), to 0.95%, 0.85% and 0.75% of the Fund's average daily net assets if the average daily net assets of the corresponding Master Portfolio in which the Fund invests in such year is less than $250 million, $250 million to $500 million, or more than $500 million, respectively.

(12) Absent fee waivers and expense reimbursements (including the PH Intermediate Bond Fund's proportionate share of the Investment Grade Bond Master Portfolio's expenses, fee waivers and expense reimbursements) "Total Operating Expenses" for the A Shares of the PH Intermediate Bond Fund are estimated to be 2.37% of average net assets (annualized).

(13) Absent fee waivers and expense reimbursements (including the Fund's proportionate share of the Investment Grade Bond Master Portfolio's expenses, fee waivers and expense reimbursements), "Total Operating Expenses for the pro forma combined PH Intermediate Bond Fund's SRF Shares and A Shares are estimated to be 1.35% and 1.35% of average net assets (annualized), respectively. Bank of America and BISYS have agreed to waive fees and reimburse expenses in such amounts as are necessary to limit the expenses of the SRF Shares (including the pro rata share of the expenses incurred by the Master Portfolio in which the PH Intermediate Bond Fund invests) for the first two years and the third year after the Reorganization to 0.95% and 1.05%, respectively, of the average daily net assets of the Fund. This limitation on expenses of the SRF Shares will continue until such shares convert into A Shares. Expense ratios for A Shares of the PH Intermediate Bond Fund are market driven, and may be higher than those of the Seafirst Funds and SRF Shares.

EXAMPLE: An investor would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return, and (2) redemption at the end of the following periods:

                                                       1 Year        3 Years         5 Years           10 Years
                                                       ------        -------         -------           --------

SRF Bond Fund                                          $10           $30             $53               $117

PH Intermediate Bond Fund
      SRF Shares                                       N/A           N/A             N/A               N/A
      A Shares                                         $53           $69             $87               $140

Pro Forma Combined
      SRF Shares                                       $10           $32(2)          N/A               N/A
      A Shares(1)                                      $54           $74             $95               $156


-----------------

(1) Assumes deduction at time of purchase of the maximum applicable front-end sales charge. Eligible Retirement Accounts are not subject to the front-end sales charge and such amounts would be $10, $30, $63 and $117 without deducting the front-end sales charge.

(2) SRF Shares will convert to A Shares on the third anniversary of the Reorganization Date.

         EXPENSE RATIOS -- SEAFIRST FUNDS. The following table sets forth (i) the ratios of operating expenses to average net assets of the Seafirst Funds for the period ended December 31, 1996 (a) after fee waivers and expense reimbursements, and (b) absent fee waivers and expense reimbursements:

                                                     PERIOD ENDED DECEMBER 31, 1996
                                                     ------------------------------

                                         RATIO OF OPERATING            RATIO OF OPERATING
                                         EXPENSES TO AVERAGE           EXPENSES TO AVERAGE
                                          NET ASSETS AFTER              NET ASSETS ABSENT
                                           FEE WAIVERS AND               FEE WAIVERS AND
                                               EXPENSE                       EXPENSE
                                           REIMBURSEMENTS                REIMBURSEMENTS
                                         -------------------           -------------------

SEAFIRST
--------

Blue Chip Fund                                  .95%                          1.54%

Asset Allocation Fund                           .95%                          1.40%

Bond Fund                                       .95%                          1.47%

         EXPENSE RATIOS -- PACIFIC HORIZON FUNDS. The following tables set forth
(i) the ratios of operating expenses to average net assets of the Pacific Horizon Funds for the period ended December 31, 1996 (a) after fee waivers and expense reimbursements, and (b) absent fee waivers and expense reimbursements:


                                                            PERIOD ENDED DECEMBER 31, 1996
                                                            ------------------------------

                                                RATIO OF OPERATING           RATIO OF OPERATING
                                                EXPENSES TO AVERAGE          EXPENSES TO AVERAGE
                                                 NET ASSETS AFTER             NET ASSETS ABSENT
                                                  FEE WAIVERS AND              FEE WAIVERS AND
                                                      EXPENSE                      EXPENSE
                                                  REIMBURSEMENTS               REIMBURSEMENTS
                                                -------------------          -------------------

PACIFIC HORIZON
---------------

Blue Chip Fund
      SRF Shares                                       -- %(1)                      -- %(1)
      A Shares                                           1.27%                        1.73%

Asset Allocation Fund
      SRF Shares                                       -- %(1)                      -- %(1)
      A Shares                                           1.25%                        1.92%

Intermediate Bond Fund
      SRF Shares                                      --  %(1)                      -- %(1)
      A Shares                                           0.75%                        2.27%


(1) The SRF Shares of Pacific Horizon will not be issued until the Reorganization is effective.

         ORGANIZATION. Seafirst is organized as a Delaware business trust and Pacific Horizon is organized as a Maryland corporation.

         CERTAIN ARRANGEMENTS WITH SERVICE PROVIDERS - THE INVESTMENT ADVISER. The Seafirst Funds and the Pacific Horizon Funds have not retained the services of an investment adviser since they each seek to achieve their investment objective by investing substantially all of their investable assets in their corresponding Master Portfolio.

         Bank of America serves as investment adviser for the investment portfolios of the Master Trust and is currently entitled to receive advisory fees from them, computed daily and paid monthly, at the following annual rates, expressed as a percentage of average daily net assets. However, effective on the Reorganization Date, Bank of America will reduce its contractual advisory fee rates to the following rates:

                                                                 POST-
MASTER                                 CURRENT                   REORGANIZATION
TRUST PORTFOLIOS                       ADVISORY FEE              ADVISORY FEE
----------------                       ------------              ------------

Blue Chip Master                           0.75%                      0.50%
Portfolio

Asset Allocation                           0.55%                      0.40%(1)
Master Portfolio

Investment Grade                           0.45%                      0.30%
Bond Master
Portfolio
-------------------------

(1) Upon consummation of the Reorganization, the PH Asset Allocation Fund is expected to withdraw its investment from the Asset Allocation Master Portfolio and engage Bank of America to manage its assets directly. Bank of America will manage the PH Asset Allocation Fund pursuant to an investment advisory agreement which is substantially similar to the agreement currently in place for the Asset Allocation Master Portfolio.

         In its advisory agreement, Bank of America has agreed to manage each Master Portfolio's investments and to be responsible for, place orders for, and make decisions with respect to, all purchases and sales of the securities held by each Master Portfolio. The advisory agreement also provides that Bank of America may, in its discretion, provide advisory services through its own employees or employees of one or more of its affiliates that are under the common control of Bank of America's parent,

BankAmerica Corporation, provided such employees are under the management of Bank of America.


         THE ADMINISTRATORS. Bank of America is responsible for certain accounting, administrative, transfer agency and dividend disbursing services to Seafirst. For its services, Bank of America is entitled to receive a fee from each Seafirst Fund at an annual rate of 0.29% of the average daily net asset value of such Seafirst Fund.

         Bank of America has engaged Concord Holding Corporation ("Concord"), a wholly-owned subsidiary of BISYS, to assist it in providing certain administrative and compliance services to the Seafirst Funds. For its services as sub-administrator Concord is paid by Bank of America and not by the Seafirst Funds.

         BISYS through its wholly-owned subsidiary, BISYS Fund Services, L.P., serves as administrator to Pacific Horizon, and to the Master Trust. Prior to November 1, 1996, Concord served as administrator to each Pacific Horizon Fund and the Master Trust. For its services as administrator, BISYS is entitled to receive a fee from each Pacific Horizon Fund at the annual rate of 0.15% of such Fund's average daily net assets and an administration fee from each Master Portfolio at the annual rate of 0.05% of such Master Portfolio's average daily net assets.

         Upon consummation of the Reorganization, it is expected that the PH Asset Allocation Fund will withdraw its investment in the Asset Allocation Master Portfolio. Accordingly, BISYS will then no longer provide services to the Asset Allocation Master Portfolio.

         Pursuant to the authority granted in its agreements with Bank of America, Pacific Horizon and the Master Trust, Concord and BISYS, as applicable, have entered into an agreement with PFPC, Inc. ("PFPC") under which PFPC performs certain accounting, bookkeeping, pricing,and dividend and distribution calculation services with respect to the Seafirst Funds, the Pacific Horizon Funds and the Master Portfolios. The monthly fees charged by PFPC under the fund accounting agreements are borne by the Seafirst Funds, the Pacific Horizon Funds and the Master Portfolios.

         THE DISTRIBUTOR. Concord Financial Group, Inc. ("CFG"), 125 West 55th Street, New York, New York 10019, serves as distributor to Seafirst and Pacific Horizon. CFG is a wholly-owned subsidiary of Concord.

         SHAREHOLDER SERVICES PLAN. The Seafirst Funds, and both SRF Shares and A Shares of the Pacific Horizon Funds, have each adopted a Shareholder Services Plan pursuant to which the respective Seafirst Fund, SRF Shares and A Shares of the respective Pacific Horizon Fund reimburse CFG for shareholder servicing expenses CFG pays to service organizations (which are institutions such as a bank or broker-dealer that has entered into a selling and/or servicing agreement with CFG) ("Service Organizations"). Service Organizations may include Bank of America and Concord, or their affiliates. The terms of each Shareholder Service Plan are identical.

         Shareholder servicing expenses include expenses incurred in connection with shareholder services provided by CFG and payments to Service Organizations for support services for the beneficial owners of such Fund's Seafirst, SRF Shares or A Shares. Examples of support services include, but are not limited to, establishing and maintaining accounts and records relating to the Service Organization's clients who invest in Fund shares, assisting those clients in processing exchange and redemption requests and in changing dividend options and account designations, and responding to inquiries from clients concerning their investments.

         Under each Shareholder Service Plan, payments by a Fund for shareholder servicing expenses may not exceed 0.25% (annualized) of the average daily net assets of such Seafirst Fund or SRF Shares or A Shares of a Pacific Horizon Fund (as applicable). Excluded from these calculations, however, are all shares acquired via a transfer of assets from trust and agency accounts at Bank of America. These amounts may be reduced pursuant to undertakings by CFG.

         THE TRANSFER AGENTS. As mentioned above, Bank of America serves as transfer agent and dividend disbursing agent for the Seafirst Funds pursuant to their Administration and Transfer Agency Agreement. The fees received for such transfer agency and dividend disbursing agent services are included in the fee described above under "The Administrators."

         BISYS Fund Services, Inc. ("BFS"), an indirect affiliate of Concord, is the transfer agent and dividend disbursing agent for the Pacific Horizon Funds.

         THE CUSTODIANS. Bank of America serves as custodian for the Seafirst Funds. For such services, Bank of America receives a fee of 0.03% of each Seafirst Fund's average net assets, plus out-of-pocket expenses. Bank of America has entered into a sub-custody agreement with PNC Bank, National Association ("PNC Bank") wherein PNC Bank provides these custodial services to the Seafirst Funds on behalf of Bank of America. For its custodial services PNC Bank is paid by Bank of America and not by the Seafirst Funds.

         PNC Bank serves as the custodian for the Pacific Horizon Funds and the Master Portfolios.

         FEE WAIVERS AND EXPENSE REIMBURSEMENTS. Except as noted, the service providers bear all expenses in connection with the performance of their services, and the Seafirst Funds, Pacific Horizon Funds and Master Portfolios each bear the expenses incurred in their operations. Expenses may be reduced by agreement, voluntary fee waivers and expense reimbursements by Bank of America, BISYS and Concord.

         Bank of America has agreed to reimburse the Seafirst Funds in such amounts as are necessary to limit the expenses, including each Seafirst Funds' pro rata share of the expenses incurred by its corresponding Master Portfolio (but excluding interest, brokerage commissions, litigation expenses and certain other items), to specified levels of assets of the corresponding Master Portfolios in which the Seafirst Funds invest their assets. In any given fiscal year, Bank of America's reimbursements will be in an amount sufficient to limit such expenses of each Seafirst Fund to 0.95%, 0.85% and 0.75% of such Seafirst Fund's average daily net assets if the average daily net assets of the corresponding Master Portfolio in which the Seafirst Fund invests in such year is less than $250 million, $250 million to $500 million, or more than $500 million, respectively.

         With respect to the Pacific Horizon Funds and the Master Portfolios, Bank of America and BISYS may, during the course of a fiscal year, prospectively choose not to receive fee payments and/or may assume certain expenses of the Pacific Horizon Funds or the Master Portfolios as a result of competitive pressures and in order to preserve and protect the business and reputation of Bank of America and BISYS. However, the service providers retain the ability to discontinue such fee waivers and/or expense reimbursements at any time.

         In connection with the Reorganization, Bank of America and BISYS have prospectively agreed to waive fees and reimburse expenses in order to limit the expense ratios of SRF Shares (including the pro rata share of the expenses incurred by the Master Portfolios in which the PH Blue Chip and Intermediate Bond Funds invest) for the first two years and the third year after the Reorganization to 0.95% and 1.05%, respectively, of each SRF Share's average daily net assets. On the third anniversary of the Reorganization Date, SRF Shares will automatically convert to A Shares.

         CONVERSION FEATURE. SRF Shares of a Pacific Horizon Fund will automatically convert to A Shares of the same Pacific Horizon Fund on the third anniversary of the Reorganization Date. The conversion from SRF Shares to A Shares will take place at net asset value, as a result of which a shareholder will receive dollar-for-dollar the same value of A Shares of a Pacific Horizon Fund as the shareholder had of SRF Shares. Because of this conversion feature, current rules of the SEC require that certain disclosures be provided in this Combined Prospectus/Proxy Statement regarding A Shares.

         PURCHASE AND REDEMPTION PROCEDURES - SHARES OF THE SEAFIRST FUNDS AND SRF SHARES OF THE PACIFIC HORIZON FUNDS. Shares of the Seafirst Funds and SRF Shares of the Pacific Horizon Funds (collectively, "Shares") are sold without a sales charge to Eligible Retirement Accounts. Eligible Retirement Accounts are accounts which meet one of the following descriptions:

         -- Individual Retirement Accounts ("IRAs") that are exempt under Section 408(e) are maintained in conformity with
                  Section 408(a) of the Internal Revenue Code of 1986, as amended (the "Code"), including a) rollover accounts and Simplified Employee Pension Plans ("SEPs") for which Seafirst Bank ("SB"), a division of Bank of America, or one of its affiliates, serves as custodian or b) IRAs opened after the Reorganization Date under a SEP Plan that was open as of the Reorganization Date and has remained open continuously since that date ("Eligible IRAs"), and

         -- Qualified pension or profit sharing trusts that are exempt under Section 501(a) and that are maintained in conformity with Section 401(a) of the Code, including
                  a) corporate pension or profit-sharing trusts, b) pension or profit sharing trusts benefiting one or more self-employed individuals (generally referred to as H.R. 10 or Keogh plans), or c) accounts opened for new participants in a qualified pension or profit-sharing trust that was open as of the Reorganization Date and has remained open continuously since that date ("Eligible Pension or Profit Sharing Trusts").

         Maintenance of Eligible Retirement Account status is a prerequisite to all transactions with Pacific Horizon described below with respect to SRF Shares. An individual for whose benefit an Eligible Retirement Account is maintained or who may be entitled to receive benefits from an Eligible Retirement Account, is referred to as a "Participant." The minimum initial investment requirement for shares of the Seafirst Fund is $500 and there is no minimum requirement for initial investment in SRF Shares of the Pacific Horizon Funds and subsequent investments in Seafirst or Pacific Horizon. Both Seafirst and Pacific Horizon reserve the right to increase or decrease the minimum investment amounts.

         The procedures for purchasing and redeeming Shares are essentially the same.

         EXCHANGE PROCEDURES - SHARES OF THE SEAFIRST FUNDS AND SRF SHARES OF THE PACIFIC HORIZON FUNDS. Shares of the Seafirst Funds may be exchanged without cost for shares in any other Seafirst Fund, or for Pacific Horizon Shares of the Pacific Horizon Prime Fund, a money market fund for which Bank of America acts as investment adviser ("Seafirst Exchange Funds").

         The following exchange privileges are available for SRF Shares:

1. SRF Shares held in any Pacific Horizon Fund may be exchanged for SRF Shares of any other Pacific Horizon Fund;

2. SRF Shares held in any Pacific Horizon Fund may be exchanged for A Shares in any other taxable, non-money market fund offered by Pacific Horizon or a Time Horizon Fund, another open-end investment company managed by Bank of America (a "Time Horizon Fund") without incurring the front-end sales charge otherwise applicable on sales of A Shares ("Eligible Pacific Horizon Exchange Shares");

3. SRF Shares or Eligible Pacific Horizon Exchange Shares may be exchanged for Pacific Horizon Shares of the Pacific Horizon Prime Fund;

4. Eligible Pacific Horizon Exchange Shares may be further exchanged for A Shares in any taxable, non-money market fund offered by Pacific Horizon or a Time Horizon Fund without incurring the front-end sales charges otherwise applicable, or for SRF Shares offered by a Pacific Horizon Fund; and

5. SRF Shares or Eligible Pacific Horizon Exchange Shares held in an IRA account for which a Participant's surviving spouse is the beneficiary may continue to be exchanged for SRF Shares or A Shares as described above.

         DIVIDENDS, DISTRIBUTIONS AND PRICING. Shareholders of the SRF Blue Chip and PH Blue Chip Funds and shareholders of the SRF Bond and PH Intermediate Bond Funds are entitled to dividends and distributions arising from the net investment income and net realized gains, if any, earned on investments in the corresponding Master Portfolios that are allocable to each Fund. Any distributions made by the Seafirst Funds will be made on the last business day of the month to shareholders of record at the end of the prior business day. All distributions are automatically reinvested in additional shares of the particular Seafirst Fund making the distribution. The SRF Blue Chip Fund makes distributions at least annually, and the SRF Asset Allocation Fund and SRF Bond Fund make monthly distributions.

         The PH Blue Chip and PH Asset Allocation Fund's net investment income is declared quarterly and paid quarterly within five business days after the quarter end. The PH Intermediate Bond Fund's net investment income is declared daily and paid within five business days after the end of each month. Each Pacific Horizon Fund's net realized capital gains, if any, are distributed at least annually. With respect to SRF Shares, dividends and capital gains distributions are automatically reinvested in additional SRF Shares of the Pacific Horizon Fund for which the dividend or distribution was declared.

         The net asset value per share of each Seafirst Fund is determined by dividing the total value of the Seafirst Fund's assets, less any liabilities, by the number of outstanding shares of the Seafirst Fund. The value of the assets held in each Seafirst Fund is determined as of 1:00 p.m. (Pacific time) (or at such other time as may be determined by the Seafirst Board of Trustees) on each day on which such value must be determined in accordance with the 1940 Act.

         The net asset value per share is determined separately for SRF Shares of each Pacific Horizon Fund by dividing the total value of the assets of the Fund attributable to a particular class of shares, less any liabilities of the Fund attributable to such class, by the number of outstanding shares of the class. Net asset value with respect to SRF Shares of the Pacific Horizon Funds is determined as of the close of regular trading hours on the New York Stock Exchange (currently, 4:00 p.m. Eastern time) on days the Exchange is open.

         As the assets of the SRF Blue Chip Fund and PH Blue Chip Fund and the SRF Bond and PH Intermediate Bond Fund include their proportionate share of the assets and liabilities of their corresponding Master Portfolios, the value of each such Fund's assets depends on the Fund's proportionate investment in its corresponding Master Portfolio. The Fund's proportionate investment in its corresponding Master Portfolio is determined in the same manner as the net asset value per share described above for the particular Fund.

         Each Master Portfolio's and the PH Asset Allocation Fund's (once it begins to invest in portfolio securities directly) investments are valued at market value or, where market quotations are not readily available, at fair value as determined in good faith by the Master Portfolios or PH Asset Allocation Fund, as appropriate, pursuant to procedures adopted by the Master Portfolios' Board of Trustees and the PH Asset Allocation Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

         VOTING INFORMATION. This Combined Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by Seafirst's Board of Trustees for use at the Meeting. Only shareholders of record at the close of business on

April 1, 1997 will be entitled to vote at the Meeting or any adjournment thereof. Shares represented by a properly executed proxy will be voted in accordance with the instructions thereon or if no specification is made, the persons named as proxies will vote in favor of the proposal set forth in the Notice of Meeting. Proxies may be revoked at any time before they are exercised by the subsequent execution and submission of a revised proxy, by written notice of revocation to Seafirst, or by voting in person at the Meeting.

               INFORMATION RELATING TO THE PROPOSED REORGANIZATION

         The terms and conditions under which the Reorganization may be consummated are set forth in the Reorganization Agreement. Significant provisions of the Reorganization Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached as Appendix II to this Combined Prospectus/Proxy Statement and which is incorporated herein by reference.

         DESCRIPTION OF THE REORGANIZATION AGREEMENT. The Reorganization Agreement provides that at the Effective Time of the Reorganization, the assets and known liabilities of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund will be transferred to and assumed by the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund, respectively. In exchange for the transfer of the assets of, and the assumption of the known liabilities of, the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, Pacific Horizon will issue at the Effective Time of the Reorganization full and fractional SRF Shares of the respective PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund equal in aggregate dollar value to the aggregate dollar value of full and fractional Shares of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, respectively, as determined at the valuation time specified in the Reorganization Agreement. The Reorganization Agreement provides that Seafirst will declare a dividend or dividends prior to the Effective Time of the Reorganization which, together with all previous dividends, will have the effect of distributing to the shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund all undistributed net investment income earned and net capital gains realized up to and including the Effective Time of the Reorganization.

         Following the transfer of assets to, and the assumption of the known liabilities of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund by, the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund, respectively, Seafirst will distribute the SRF Shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund received from Pacific Horizon to the shareholders of

Seafirst in liquidation of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund. Each shareholder of Seafirst at the Effective Time of the Reorganization will receive an amount of SRF Shares of equal value, plus the right to receive any dividends or distributions which were declared before the Effective Time of the Reorganization but that remained unpaid at that time with respect to the shares of Seafirst. Following the Reorganization, the registration of Seafirst as an investment company under the 1940 Act will be terminated, and Seafirst will be terminated under state law.

         The Reorganization with respect to the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund is subject to a number of conditions, including without limitation approval of the Reorganization Agreement and the transactions contemplated thereby described in this Combined Prospectus/Proxy Statement by the shareholders of Seafirst; the receipt of certain legal opinions described in Sections 9(d), 9(e), 10(c) and 10(d) of the Reorganization Agreement (which include an opinion of Drinker Biddle & Reath that the shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund issued to shareholders of the respective SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund in accordance with the terms of the Reorganization Agreement will be validly issued, fully paid and non-assessable); the receipt of certain certificates from the parties concerning the continuing accuracy of the representations and warranties in the Reorganization Agreement and other matters; and the parties' performance in all material respects of their respective agreements and undertakings in the Reorganization Agreement. Assuming satisfaction of the conditions in the Reorganization Agreement, the Effective Time of the Reorganization will be on June 23, 1997 or such other date as is agreed to by the parties.

         The Reorganization Agreement provides that with respect to expenses incurred by Pacific Horizon and Seafirst in connection with the Reorganization Agreement and the transactions contemplated thereby, Bank of America shall be responsible for the payment of all of such expenses.

         The Reorganization Agreement and the Reorganization described herein may be abandoned at any time prior to the Effective Time of the Reorganization by the mutual consent of the parties to the Reorganization Agreement. The Reorganization Agreement provides further that at any time prior to or (to the fullest extent permitted by law) after approval of the Reorganization Agreement by the shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund (a) the parties thereto may, by written agreement authorized by their respective Boards, and with or without the approval of their respective shareholders, amend any of the provisions of the Reorganization Agreement and
(b) any party may waive any breach by the other party or the failure to satisfy any of the conditions to its obligations (such waiver to be in writing and authorized by an officer of the waiving party with or without the approval of such party's shareholders).

         BOARD CONSIDERATIONS. Based upon its evaluations of the information presented to it, and in light of its fiduciary duties under federal and state law, the Board of Trustees of Seafirst, including all of those trustees who are deemed not to be "interested persons" (as defined in the 1940 Act) of Seafirst under the 1940 Act, at a meeting held on October 29, 1996 has unanimously determined that (i) the proposed Reorganization is in the best interests of the shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund and (ii) the interests of the Seafirst shareholders would not be diluted as a result of the Reorganization. Accordingly, Seafirst's Board of Trustees recommended the approval of the Reorganization Agreement by Seafirst's shareholders at the Meeting.

         During its deliberations, the Seafirst Board considered, among other things: the terms of the Reorganization Agreement; a comparison of each of the Seafirst Fund's expense ratios with those of the SRF Shares of the corresponding Pacific Horizon Funds; Bank of America's agreement to pay all of the expenses of the Reorganization; Bank of America's and BISYS' agreement to cap the total operating expense ratios of SRF Shares for three years after the Reorganization; the effect of such merger on Seafirst; the recommendation of Bank of America with respect to the proposed consolidation of the Seafirst Funds and Pacific Horizon Funds; the fact that the Reorganization would constitute a tax-free reorganization; and the fact that the interests of shareholders would not be diluted as a result of the Reorganization. See "SUMMARY - Reasons For Reorganization" for further information regarding the reasons for the Proposed Transactions.

         Similarly, at a meeting also held on October 29, 1996, the Board of Directors of Pacific Horizon considered the proposed Reorganization with respect to the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund. Based upon its evaluation of the relevant information provided to it, and in light of its fiduciary duties under Federal and state law, the Board of Directors unanimously determined that (i) the proposed Reorganization is in the best interests of the shareholders of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund and (ii) the interests of the Pacific Horizon shareholders would not be diluted as a result of the Reorganization.

         FEDERAL INCOME TAX CONSEQUENCES. Consummation of the Reorganization is subject to the condition that Seafirst and Pacific Horizon receive an opinion, based on reasonable assumptions and representations, from Drinker Biddle & Reath to the effect that for Federal income tax purposes (i) the transfers of all of the assets and known liabilities of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund to the respective PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund in exchange for SRF Shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund and the liquidating distributions to shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund of the SRF Shares of the respective PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund so received, as described in the Reorganization Agreement, will constitute reorganizations within the meaning of Section 368(a)(1)(C) or Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, and with respect to the Reorganization, the Seafirst Funds and the Pacific Horizon Funds will each be considered "a party to a reorganization" within the meaning of 368(b) of the Code; (ii) no gain or loss will be recognized by the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund as a result of such transactions; (iii) no gain or loss will be recognized by the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund as a result of such transactions; (iv) no gain or loss will be recognized by the shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund on the distribution to such shareholders of SRF Shares of the respective PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund in exchange for their shares of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund; (v) the basis of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund shares received by a shareholder of the respective SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund will be the same as the basis of the shareholder's SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund shares immediately before the Reorganization;
(vi) the basis to the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund of the assets of the respective SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund received pursuant to such transactions will be the same as the basis of such assets in the hands of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund immediately before such transactions; (vii) a shareholder's holding period for the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund shares will be determined by including the period for which the shareholder held the respective SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund shares exchanged therefor, provided that the shareholder held such SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund shares as a capital asset; and (viii) the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund's holding period with respect to the assets received in the Reorganization will include the period for which such assets were held by the respective SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund.

         CAPITALIZATION. Pacific Horizon currently offers three classes of shares, A Shares (Class M Common Stock, Class N Common Stock and Class O Common Stock), K Shares (Class M - Special Series 5 Common Stock, Class N - Special Series 5 Common Stock and Class O - Special Series 5 Common Stock) and SRF Shares (Class M - Special Series 7 Common Stock, Class N - Special Series 7 Common Stock and Class O - Special Series 7 Common Stock) in the PH Intermediate Bond Fund, PH Blue Chip Fund and PH Asset Allocation Fund, respectively. In connection with the Reorganization, shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund will receive SRF Shares in the corresponding Pacific Horizon Fund. Each SRF Share in Pacific Horizon has a par value of $.001 and, except as noted below, is entitled to participate equally in the dividends and distributions declared by the Board of Directors with respect to such Pacific Horizon Fund and in the net distributable assets of such Pacific Horizon Fund on liquidation. Holders of SRF Shares of Pacific Horizon will reimburse CFG, Pacific Horizon's distributor, for shareholder servicing fees CFG pays to Service Organizations under Pacific Horizon's Shareholder Services Plan for SRF Shares. The fees paid under the Shareholder Services Plan are for (a) non-distribution shareholder services provided by CFG to Service Organizations and (b) fees paid to Service Organizations for the provision of support services for shareholders for whom the Service Organization is the dealer or holder of record in connection with SRF Shares.

         Because the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund will be combined with the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, respectively, in the Reorganization, the total capitalization of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund, after the Reorganization is expected to be greater than the current capitalization of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, respectively. The following table sets forth as of December 31, 1996 (i) the capitalization of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund; (ii) the capitalization of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund ; and (iii) the pro forma capitalization of the PH Blue Chip Fund, PH Asset Allocation Fund and SRF Bond Fund as adjusted to give effect to the proposed Reorganization of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund, respectively. There is, of course, no assurance that the Reorganization will be consummated. Moreover, if consummated, the capitalization of each Fund is likely to be different at the Effective Time of the Reorganization as a result of daily share purchase and redemption activity in the Funds.

==========================================================================================================================
                                       SRF                                  PH                         Pro-Forma
                                       Blue Chip Fund                  Blue Chip Fund                  Combined
                                       --------------                  --------------                  ---------
--------------------------------------------------------------------------------------------------------------------------
Total Net Assets                       $240,048,143                    $0                              $240,048,143
                                                                       (SRF Shares)                    (SRF Shares)

                                                                       $129,963,625                    $129,963,625
                                                                       (A Shares)                      (A Shares)

                                                                       $582,554                        $582,554
                                                                       (K Shares)                      (K Shares)
--------------------------------------------------------------------------------------------------------------------------
Shares Outstanding                     10,484,130                      0                               10,484,130
                                                                       (SRF Shares)                    (SRF Shares)

                                                                       5,542,096                       5,542,096
                                                                       (A Shares)                      (A Shares)

                                                                       24,847                          24,847
                                                                       (K Shares)                      (K Shares)
--------------------------------------------------------------------------------------------------------------------------
Net Asset Value
 Per Share                             $22.90                              --                          $22.90
                                                                       (SRF Shares)                    (SRF Shares)

                                                                       $23.45                          $23.45
                                                                       (A Shares)                      (A Shares)

                                                                       $23.45                          $23.45
                                                                       (K Shares)                      (K Shares)
==========================================================================================================================

=============================================================================================================================
                                       SRF Asset
                                       Allocation                      PH Asset                          Pro-Forma
                                       Fund                            Allocation Fund                   Combined
                                       ----------                      ---------------                   ----------
-----------------------------------------------------------------------------------------------------------------------------
Total Net Assets                       $160,033,940                    $0                                $160,033,940
                                                                       (SRF Shares)                      (SRF Shares)

                                                                       $31,002,512                       $31,002,512
                                                                       (A Shares)                        (A Shares)

                                                                       $679,973                          $679,793
                                                                       (K Shares)                        (K Shares)
-----------------------------------------------------------------------------------------------------------------------------
Shares Outstanding                     10,392,530                      0                                 10,392,530
                                                                       (SRF Shares)                      (SRF Shares)

                                                                       1,660,244                         1,660,244
                                                                       (A Shares)                        (A Shares)

                                                                       36,388                            36,388
                                                                       (K Shares)                        (K Shares)
-----------------------------------------------------------------------------------------------------------------------------
Net Asset Value
 Per Share                             $15.40                               --                           $15.43
                                                                       (SRF Shares)                      (SRF Shares)

                                                                       $18.67                            $18.67
                                                                       (A Shares)                        (A Shares)

                                                                       $18.68                            $18.68
                                                                       (K Shares)                        (K Shares)
=============================================================================================================================

=========================================================================================================================

                                                                           PH
                                       SRF                             Intermediate                  Pro-Forma
                                       Bond Fund                       Bond Fund                     Combined
                                       ---------                       ------------                  --------
-------------------------------------------------------------------------------------------------------------------------
Total Net Assets                       $40,763,594                     $0                            $40,763,594
                                                                       (SRF Shares)                  (SRF Shares)

                                                                       $20,354,923                   $20,354,923
                                                                       (A Shares)                    (A Shares)

                                                                       $315,680                      $315,680
                                                                       (K Shares)                    (K Shares)
-------------------------------------------------------------------------------------------------------------------------
Shares Outstanding                      3,794,633                      0                             3,794,633
                                                                       (SRF Shares)                  (SRF Shares)

                                                                       2,122,973                     2,122,973
                                                                       (A Shares)                    (A Shares)

                                                                       32,935                        32,935
                                                                       (K Shares)                    (K Shares)
-------------------------------------------------------------------------------------------------------------------------
Net Asset Value
 Per Share                             $10.74                              --                        $10.74
                                                                       (SRF Shares)                  (SRF Shares)

                                                                       $9.59                         $9.59
                                                                       (A Shares)                    (A Shares)

                                                                       $9.58                         $9.58
                                                                       (K Shares)                    (K Shares)
=========================================================================================================================

                             COMPARISON OF THE FUNDS

         The investment objectives, policies and restrictions of the Seafirst Funds are identical to those of the corresponding Pacific Horizon Funds. The only difference is that upon consummation of the Reorganization the PH Asset Allocation Fund will no longer invest substantially all of its assets in the Asset Allocation Master Portfolio, but will instead invest directly in a portfolio of securities.

         OTHER INFORMATION. Seafirst and Pacific Horizon are registered as open-end management investment companies under the 1940 Act. Currently, Seafirst offers three investment portfolios and Pacific Horizon offers seventeen investment portfolios.

         Seafirst is organized as a Delaware business trust and is subject to the provisions of its Declaration of Trust and Bylaws. Pacific Horizon is organized as a Maryland corporation and subject to the provisions of its Articles of Incorporation and Amended and Restated By-laws. Although the rights of shareholders of a Maryland corporation vary in certain respects from the rights of shareholders of a Delaware business trust, the attributes of a share of common stock in Pacific Horizon are comparable to those of a share of beneficial interest in Seafirst. Shares of both Seafirst and Pacific Horizon:
(i) are entitled to one vote for each full share held and a proportionate fractional vote for each fractional share held; (ii) will vote in the aggregate and not by class except as otherwise expressly required by law or when class voting is permitted by the respective Board of Trustees or Directors; and (iii) are entitled to participate equally in the dividends and distributions that are declared with respect to a particular investment portfolio and in the net distributable assets of such portfolio on liquidation (except for payments to service organizations that are borne by Pacific Horizon's A Shares, K Shares and SRF Shares and except for payment to distribution organizations that are borne by K Shares). Shares of the Seafirst Funds have no par value. Shares of the Pacific Horizon Funds have a par value of $.001. In addition, shares of the Seafirst Funds and Pacific Horizon Funds have no preemptive rights and only such conversion and exchange rights as the respective Boards of Trustees or Directors may grant in their discretion. Currently, SRF Shares of Pacific Horizon are scheduled to convert to A Shares automatically on the third anniversary of the Reorganization Date. When issued for payment as described in their Prospectuses, Seafirst Fund shares and Pacific Horizon Fund shares are fully paid and non-assessable by such entities.

         Shareholders of Seafirst and Pacific Horizon will vote together in the aggregate and not by class on all matters, except as described in the next paragraph and except only SRF Shares of a Pacific Horizon Fund will be entitled to vote on matters submitted to a vote of shareholders pertaining to such Pacific Horizon Fund's payments to service organizations under the Shareholder Services Plan for SRF Shares; and as otherwise required by law or when permitted by their respective Board of Trustees or Directors.

         Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as Seafirst or Pacific Horizon shall not be deemed to have been effectively acted upon unless approved by a majority of the outstanding voting securities (as defined in the 1940 Act) of each Fund affected by the matter. A Fund is affected by a matter unless it is clear that the interests of each Fund in the matter are substantially identical or that the matter does not affect any interest of the Fund. Under Rule 18f-2 the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding shares of such Fund. However, the rule also provides that the ratification of independent public accountants, the approval of principal underwriting contracts and the election of directors may be effectively acted upon by shareholders of Seafirst or Pacific Horizon voting without regard to particular Funds.

         A Shares and K Shares each have certain purchase, redemption and exchange privileges and certain shareholder services. For example, A Shares have certain privileges such as TeleTrade, an automatic investment program, an automatic withdrawal plan and a direct deposit program.

         The foregoing is only a summary. Shareholders may obtain copies of the Declaration of Trust and By-laws of Seafirst and the Articles of Incorporation and By-laws of Seafirst upon written request at the addresses shown on the cover page of this Combined Prospectus/Proxy Statement.

                     INFORMATION RELATING TO VOTING MATTERS

         GENERAL INFORMATION. This Combined Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Trustees of Seafirst for use at the Meeting. It is expected that the solicitation of proxies will be primarily by mail. Seafirst's officers and service providers may also solicit proxies by telephone, facsimile machine, telegraph or personal interview. Seafirst requests that shareholders who return their proxy via facsimile machine fax both sides of the proxy card. Seafirst will request that each bank or broker holding shares for others in its name of custody, or in the names of one or more nominees, forward copies of the proxy materials to the persons for whom it holds such shares and to request authorization to execute the proxies. In addition, although it has not done so to date, Seafirst may retain the services of one or more outside organizations to aid in the solicitation of proxies. Such organizations normally charge a fee plus out-of-pocket expenses. Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to Seafirst a written notice of revocation or a subsequently executed proxy or by attending the Meeting and electing to vote in person.

         Only shareholders of record at the close of business on April 1, 1997 will be entitled to vote at the Meeting. On that date, there were outstanding and entitled to be voted _________ shares of the SRF Blue Chip Fund, ___________ shares of the SRF Asset Allocation Fund and _____________ shares of the SRF Bond Fund. Each share or fraction thereof is entitled to one vote or fraction thereof, and all shares will vote separately on a Fund by Fund basis.

         If the accompanying proxy is executed and returned in time for the Meeting, the shares covered thereby will be voted in accordance with the proxy on all matters that may properly come before the meeting (or any adjournment thereof).

         SHAREHOLDER AND BOARD APPROVALS. Approval of the Reorganization Agreement (and the transactions contemplated thereby) requires the affirmative vote of at least a majority of the outstanding shares present at a meeting for which there is a quorum present of each of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund. The Reorganization is not approved unless the shareholders of each of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund approve the Reorganization.

         The term "majority of the outstanding shares" of Seafirst or a particular Seafirst Fund means the lesser of (a) 67% or more of the shares present in person or represented by proxy at the Meeting, provided that shareholders of more than 50% of the outstanding shares of record are present in person or represented by proxy or (b) more than 50% of the outstanding shares of record.

         The vote of the shareholders of Pacific Horizon is not being solicited, because their approval or consent is not necessary for the Reorganization.

         QUORUM. In the event that a quorum is not present at the Meeting, or in the event that a quorum is present at the Meeting but sufficient votes to approve the Reorganization Agreement are not received, the persons named as proxies, or their substitutes, may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares affected by the adjournment represented at the Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote FOR the Reorganization Agreement in favor of such adjournment, and will vote those proxies required to be voted AGAINST such proposal, against any adjournment. A shareholder vote may be taken with respect to one of the SRF Funds (but not the other SRF Funds) prior to any such adjournment if sufficient votes have been received for approval with respect to one of the SRF Funds. Under the Declaration of Trust of Seafirst, a quorum is constituted with respect to Seafirst by the presence in person or by proxy of the holders of more than one-third of the outstanding shares of Seafirst entitled to vote at the Meeting. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions will be treated as shares that are present at the Meeting but which have not been voted. Abstentions will have the effect of a "no" vote for purposes of obtaining the requisite approvals. Broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will not be treated as shares that are present at the Meeting and, accordingly, could make it more difficult to obtain the requisite approvals.

         ANNUAL MEETINGS. Neither Seafirst nor Pacific Horizon presently intend to hold annual meetings of shareholders for the election of directors and other business unless and until such time as less than a majority of the directors holding office have been elected by the shareholders, at which time the directors then in office will call a shareholders' meeting for the election of directors. Under certain circumstances, however, shareholders have the right to call a meeting of shareholders to consider the removal of one or more directors and such meetings will be called when requested by the holders of record of 10% or more of Pacific Horizons's outstanding shares of common stock. To the extent required by law and Pacific Horizon's undertaking with the SEC, Pacific Horizon will assist in shareholder communications in such matters. In addition Pacific Horizon will hold special meetings of shareholders when required under the 1940 Act or in accordance with SEC policy.

         The approval of the Reorganization Agreement by the Board of Trustees of SRF is discussed above under "INFORMATION RELATING TO THE PROPOSED REORGANIZATION - Board Considerations."

         PRINCIPAL SHAREHOLDERS.

         SEAFIRST FUNDS. At April 1, 1997, the trustees and officers of Seafirst as a group owned beneficially less than 1% of the outstanding shares of each of Seafirst's investment portfolios.

         At April 1, 1997, the name, address and percentage ownership of the persons who owned beneficially more than 5% of the outstanding Shares of the Seafirst Funds and the percentage of shares of the corresponding Pacific Horizon Funds that would be owned by such persons upon consummation of the Reorganization based upon their holdings at April 1, 1997 are as follows:

===========================================================================================================================

                                                                      Percentage of            Percentage of
                                                                      Seafirst Fund            Pacific Horizon SRF
                          Name and             Amount of Shares       Shares Owned on          Shares Owned Upon
Fund                      Address              Owned                  Record Date              Consummation
----                      -------              ----------------       ---------------          -------------------
---------------------------------------------------------------------------------------------------------------------------
SRF Blue Chip
Fund
---------------------------------------------------------------------------------------------------------------------------
SRF Asset
Allocation Fund
---------------------------------------------------------------------------------------------------------------------------
SRF Bond Fund
===========================================================================================================================


         At April 1, 1997, the name, address and percentage ownership of the persons who owned of record more than 5% of the outstanding Shares of the Seafirst Funds and the percentage of shares of the corresponding Pacific Horizon Funds that would be owned by such persons upon consummation of the Reorganization based upon their holdings at April 1, 1997 are as follows:

===========================================================================================================================

                                                                      Percentage of            Percentage of
                                                                      Seafirst Fund            Pacific Horizon SRF
                          Name and             Amount of Shares       Shares Owned on          Shares Owned Upon
Fund                      Address              Owned                  Record Date              Consummation
----                      -------              ----------------       ---------------          -------------------
---------------------------------------------------------------------------------------------------------------------------
SRF Blue Chip
Fund
---------------------------------------------------------------------------------------------------------------------------
SRF Asset
Allocation Fund
---------------------------------------------------------------------------------------------------------------------------
SRF Bond Fund
===========================================================================================================================


         PACIFIC HORIZON FUNDS. As of April 1, 1997, no SRF Shares of Pacific Horizon were outstanding.

         At April 1, 1997, the directors and officers of Pacific Horizon as a group owned beneficially less than 1% of the outstanding shares of each of Pacific Horizon's investment portfolios.

         At April 1, 1997, the name, address and share ownership of the persons who owned beneficially more than 5% of any class of the Pacific Horizon Funds and the percentage of shares that would be owned by such person upon consummation of the Reorganization based upon their holdings at April 1, 1997 were as follows:

===============================================================================================================================



                                                                                          Percentage
                                                                      Percentage of       of Fund           Percentage
                                                                      Class Owned         Shares            of Class
                          Name and             Class and Amount       on Record           Owned on          Owned Upon
Fund                      Address              of Shares Owned        Date                Record Date       Consummation
----                      -------              ---------------        -------------       -----------       ------------
-------------------------------------------------------------------------------------------------------------------------------
PH Blue Chip Fund
-------------------------------------------------------------------------------------------------------------------------------
PH Asset
Allocation Fund
-------------------------------------------------------------------------------------------------------------------------------
PH International
Bond Fund
===============================================================================================================================


         At April 1, 1997, the name, address and share ownership of the persons who held as record owners more than 5% of any class of the Pacific Horizon Funds and the percentage of shares that would be owned by such person upon consummation of the Reorganization based upon their holdings at April 1, 1997 were as follows:


===============================================================================================================================



                                                                                          Percentage
                                                                      Percentage of       of Fund           Percentage
                                                                      Class Owned         Shares            of Class
                          Name and             Class and Amount       on Record           Owned on          Owned Upon
Fund                      Address              of Shares Owned        Date                Record Date       Consummation
----                      -------              ---------------        -------------       -----------       ------------
-------------------------------------------------------------------------------------------------------------------------------
PH Blue Chip Fund
-------------------------------------------------------------------------------------------------------------------------------
PH Asset
Allocation Fund
-------------------------------------------------------------------------------------------------------------------------------
PH International
Bond Fund
===============================================================================================================================


            ADDITIONAL INFORMATION ABOUT PACIFIC HORIZON AND SEAFIRST

         Information about the PH Blue Chip, PH Asset Allocation and PH Intermediate Bond Funds and their A and SRF Shares is included in the Prospectus dated April __, 1997 accompanying this Combined Prospectus/Proxy Statement, and is incorporated by reference herein, and information about the SRF Blue Chip Fund, SRF Asset Allocation and SRF Bond Fund is included in the Prospectus dated July 1, 1996, which is also incorporated herein by reference.

Additional Information about the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund is included in the Seafirst Funds' Statement of Additional Information, which has been filed with the SEC. Additional information about the PH Blue Chip Fund, PH Asset Allocation and PH Intermediate Bond Fund is included in the Pacific Horizon Funds' Statement of Additional Information dated April __, 1997 with respect to their SRF Shares, which has been filed with the SEC. Copies of the PH Blue Chip Fund, PH Asset Allocation and PH Intermediate Bond Fund Annual Reports to Shareholders and most recent Semi-Annual Reports to Shareholders may be obtained without charge by writing to BISYS, 3435 Stelzer Road, Columbus, Ohio 43219 or calling 1- 800-332-3863. Copies of the SRF Blue Chip Fund, SRF Asset Allocation and SRF Bond Fund Annual Report to Shareholders and most recent Semi-Annual Report to Shareholders may be obtained without charge by calling 1-800-323-9919. Pacific Horizon and Seafirst are subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, as applicable, and, in accordance with such requirements, file proxy materials, reports and other information with the SEC. These materials can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at the office of BISYS Fund Services, Inc. listed above and at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

         SEAFIRST FINANCIAL HIGHLIGHTS. The tables below show certain information concerning the investment results for the Seafirst Funds for the periods indicated. The information for the periods ended February 29, 1996 and February 28, 1995 and 1994 have been audited by Price Waterhouse LLP, Seafirst's independent accountants, whose unqualified report on the financial statements containing such information is incorporated by reference into the Statement of Additional Information.

         The financial statements for the period January 1, 1993 through December 5, 1993, for the years ended December 31, 1992, 1991, 1990 and 1989, and for the period from March 9, 1988 (commencement of operations) to December 31, 1988, were audited by other independent accountants whose report dated December 30, 1993 expressed an unqualified opinion on such financial statements.

                                 BLUE CHIP FUND

====================================================================================================================================

                                FOR THE SIX                      For the    For the
                                   MONTH                          period    period
                                   PERIOD    FOR THE    For the  Dec. 6,    Jan. 1,
                                   ENDED       YEAR      year      1993      1993
                                  AUG. 31,    ENDED      ended   through    through             Years ended December 31,
                                    1996     FEB. 29,  Feb. 28,  Feb. 28,   Dec. 5,       -------------------------------------
                                (UNAUDITED)    1996      1995      1994     1993(1)    1992(1)  1991(1)  1990(1)  1989(1)  1988(1,2)
                                -----------    ----      ----      ----     -------   --------  -------  -------  -------  --------
------------------------------------------------------------------------------------------------------------------------------------
  Net asset value per share,
beginning of period.........       $21.09     $17.35    $17.75    $17.34    $15.65     $15.17   $12.68   $13.35   $10.68       10.00
                                   ------     ------    ------    ------    ------     ------   ------   ------   ------       -----
------------------------------------------------------------------------------------------------------------------------------------
Income from investment
                 operations:
Net investment income.......        0.15       0.31      0.28      0.05      0.29        0.30     0.33     0.44     0.51        0.36
Net realized and unrealized
 gain (loss) on securities..        0.52       5.35      0.88      0.37      1.69        0.48     2.49   (0.67)     2.67        0.68
                                    ----       ----      ----      ----      ----        ----     ----   ------     ----        ----
Total income (loss) from
  investment operations.....        0.67       5.66      1.16      0.42      1.98        0.78     2.82   (0.23)     3.18        1.04
                                    ----       ----      ----      ----      ----        ----     ----   ------     ----        ----
Less dividends and
          and distributions:
   Dividends to shareholders
    from net investment
    income..................       (0.15)     (0.31)    (0.26)    (0.01)    (0.29)     (0.30)   (0.33)   (0.44)   (0.51)      (0.36)
Distributions to shareholders
  from net realized gains...        --        (1.61)    (1.30)      ---       ---         ---      ---      ---      ---         ---
                                    ---       ------    ------     ----      ----        ----     ----     ----     ----        ----
Total dividends and
  distributions.............       (0.15)     (1.92)    (1.56)    (0.01)    (0.29)     (0.30)   (0.33)   (0.44)   (0.51)      (0.36)
                                   ------     ------    ------    ------    ------     ------   ------   ------   ------      ------
------------------------------------------------------------------------------------------------------------------------------------
Net asset value per share, end
  of period.................       $21.61     $21.09    $17.35    $17.75    $17.34     $15.65   $15.17   $12.68   $13.35      $10.68
                                   ======     ======    ======    ======    ======     ======   ======   ======   ======      ======
------------------------------------------------------------------------------------------------------------------------------------
Total Return................      3.02%(3)    33.37%     6.95%   2.42%(3)  12.74%(3)    5.16%   22.52%  (1.79%)   30.25%   10.61%(3)
Ratios/supplemental data:
Net assets, end of
  period (000)..............      $221,082   $206,220  $151,267  $132,916  $123,257   $96,206  $49,838  $24,727   $8,782      $  663
------------------------------------------------------------------------------------------------------------------------------------
Ratio of expenses to average
  net assets................     0.95%(4,5)  0.95%(5)  0.82%(5) 0.95%(4,5) 0.95%(4)     0.95%    0.95%    0.57%    0.00%       0.00%
Ratio of net investment
       income to average net
  assets....................     1.45%(4,5)  1.53%(5)  1.64%(5) 1.28%(4,5) 1.91%(4)     2.08%    2.37%    3.40%    4.29%    4.70%(4)
Portfolio turnover rate.....        N/A        N/A        N/A      N/A        4%          27%      16%      22%      38%      41%(4)
====================================================================================================================================

--------------------------------------------------

(1) Represents activity of the Fund prior to its reorganization from the Blue Chip Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.
(2)  From March 9, 1988 (commencement of operations) to December 31, 1988.
(3)  For the period indicated, not annualized.
(4)  Annualized.
(5) Reflects the Fund's proportionate share of the Master Portfolio's expenses and fee waivers and expense reimbursements by the Master Portfolio's investment adviser and administrator and the Fund's administrator and distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.62%, 0.59%, 0.80% and 0.93% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

N/A--Not applicable.

                              ASSET ALLOCATION FUND

====================================================================================================================================

                               FOR THE SIX                      For the    For the
                                  MONTH                          period     period
                                  PERIOD     For the  For the   Dec. 6,    Jan. 1,
                                  ENDED       year      year      1993       1993
                                 AUG. 31,     ended    ended    through    through               Years ended December 31,
                                   1996     Feb. 29,  Feb. 28,  Feb. 28,   Dec. 5,        ---------------------------------------
                               (UNAUDITED)    1996      1995      1994     1993(1)      1992(1)  1991(1)  1990(1)  1989(1) 1988(1,2)
                               -----------    ----      ----      ----     -------      -------  -------  -------  ------- --------
------------------------------------------------------------------------------------------------------------------------------------
Net asset value per share,
beginning of period........       $14.96     $13.48    $13.94    $13.86     $12.99      $12.75   $11.30    $11.47    $10.31    10.00
                                  ------     ------    ------    ------     ------      ------   ------    ------    ------    -----
------------------------------------------------------------------------------------------------------------------------------------
Income from investment
                operations:
Net investment income......        0.24       0.47      0.46      0.05       0.43         0.46     0.56      0.62      0.74     0.50
Net realized and unrealized
 gain (loss) on securities.        0.03       2.49      0.12      0.08       0.87         0.24     1.45    (0.17)      1.16     0.31
                                   ----       ----      ----      ----       ----         ----     ----    ------      ----     ----
Total income (loss) from
  investment operations....        0.27       2.96      0.58      0.13       1.30         0.70     2.01      0.45      1.90     0.81
                                   ----       ----      ----      ----       ----         ----     ----      ----      ----     ----
Less dividends and
         and distributions:
  Dividends to shareholders
    from net investment
    income.................       (0.24)     (0.47)    (0.46)    (0.05)     (0.43)      (0.46)   (0.56)    (0.62)    (0.74)   (0.50)
Distributions to shareholders
  from net realized gains..         --       (1.01)    (0.58)      ---        ---          ---      ---       ---       ---      ---
                                   ----      ------    ------     ----       ----         ----     ----      ----      ----     ----
Total dividends and
  distributions............       (0.24)     (1.48)    (1.04)    (0.05)     (0.43)      (0.46)   (0.56)    (0.62)    (0.74)   (0.50)
                                  ------     ------    ------    ------     ------      ------   ------    ------    ------   ------
------------------------------------------------------------------------------------------------------------------------------------
 Net asset value per share,
  end of period............       $14.99     $14.96    $13.48    $13.94     $13.86      $12.99   $12.75    $11.30    $11.47   $10.31
                                  ======     ======    ======    ======     ======      ======   ======    ======    ======   ======
------------------------------------------------------------------------------------------------------------------------------------
Total Return...............      1.70%(3)    22.44%    4.49%    0.94%(3)  10.15%(3)      5.62%   18.11%     4.21%    18.94% 8.23%(3)
Ratios/supplemental data:
Net assets, end of
  period (000).............      $155,473   $158,485  $145,132  $156,955   $149,719   $106,822  $47,825   $23,608    $8,013   $1,210
------------------------------------------------------------------------------------------------------------------------------------
Ratio of expenses to average
  net assets...............     0.95%(4,5)  0.94%(5)  0.78%(5) 0.95%(4,5)  0.95%(4)      0.95%    0.95%     0.58%     0.00%    0.00%
Ratio of net investment
  income to average net
  assets...................     2.90%(4,5)  3.19%(5)  3.40%(5) 2.64%(4,5)  3.47%(4)      3.68%    4.72%     5.58%     7.07% 6.94%(4)
Portfolio turnover rate....        N/A         N/A      N/A       N/A        79%          171%     124%      121%       71%   23%(4)
====================================================================================================================================
---------------------------------

(1) Represents activity of the Fund prior to its reorganization from the Asset Allocation Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.
(2)  From March 9, 1988 (commencement of operations) to December 31, 1988.
(3)  For the period indicated, not annualized.
(4)  Annualized.
(5) Reflects the Fund's proportionate share of the Master Portfolio's expenses and fee waivers and expense reimbursements by the Master Portfolio's investment adviser and administrator and the Fund's administrator and distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.46%, 0.48%, 0.60% and 0.69% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

N/A--Not applicable.

                                    BOND FUND

====================================================================================================================================

                                                                  For the   For the
                                 FOR THE SIX                       period    period
                                    MONTH     For the  For the    Dec. 6,   Jan. 1,
                                 PERIOD ENDED   year     year       1993      1993
                                   AUG. 31,    ended    ended     through   through                  Years ended December 31,
                                     1996     Feb. 29, Feb. 28,   Feb. 28,  Dec. 5,         --------------------------------------
                                 (UNAUDITED)    1996     1995       1994    1993(1)   1992(1)   1991(1)  1990(1)  1989(1)  1988(1,2)
                                 -----------    ----     ----       ----    -------   -------   -------  -------  -------  --------
-----------------------------------------------------------------------------------------------------------------------------------
Net asset value per share,
beginning of period.........        $10.87    $10.48    $11.00      $11.14    $10.99   $11.01   $10.40   $10.30    $9.98      10.00
                                    ------    ------    ------      ------    ------   ------   ------   ------    -----      -----
-----------------------------------------------------------------------------------------------------------------------------------
Income from investment
                 operations:
Net investment income.......          0.29      0.64      0.61       0.12      0.58      0.67     0.72     0.82     0.86       0.55
Net realized and unrealized
 gain (loss) on securities..        (0.31)      0.39     (0.46)     (0.14)     0.15    (0.02)     0.61     0.10     0.32     (0.02)
                                    ------      ----     ------     ------     ----    ------     ----     ----     ----     ------
Total income (loss) from
  investment operations.....        (0.02)      1.03      0.15      (0.02)     0.73      0.65     1.33     0.92     1.18       0.53
                                    ------      ----     -----      ------     ----      ----     ----     ----     ----       ----
Less dividends and
   and distributions:
   Dividends to shareholders
    from net investment
    income..................        (0.29)     (0.64)    (0.61)     (0.12)    (0.58)   (0.67)   (0.72)   (0.82)   (0.86)     (0.55)
Distributions to shareholders
  from net realized gains...            --        --     (0.06)       ---       ---       ---      ---      ---      ---        ---
                                      ----      ----     ------      ----      ----      ----     ----     ----     ----       ----
Total dividends and
  distributions.............        (0.29)     (0.64)    (0.67)     (0.12)    (0.58)   (0.67)   (0.72)   (0.82)   (0.86)     (0.55)
                                    ------     ------    ------     ------    ------   ------   ------   ------   ------     ------
-----------------------------------------------------------------------------------------------------------------------------------
Net asset value per share, end
  of period.................        $10.56    $10.87    $10.48     $11.00    $11.14   $10.99   $11.01   $10.40   $10.30      $9.98
                                    ======    ======    ======     ======    ======   ======   ======   ======   ======      =====
-----------------------------------------------------------------------------------------------------------------------------------
Total Return................    (0.24%)(3)     9.90%      1.57%    (0.23%)3   6.80%3    6.04%   13.28%    9.43%   12.23%   6.49%(3)
Ratios/supplemental data:
Net assets, end of
  period (000)..............       $41,888   $47,062    $55,791    $76,773   $82,970  $73,826  $53,469  $9,445   $2,653     $1,318
-----------------------------------------------------------------------------------------------------------------------------------
Ratio of expenses to average
  net assets................      0.95%(4)     0.95%(5)  0.83%(5) 0.95%(4,5) 0.95%(4)   0.95%    0.66%    0.00%    0.00%      0.00%
Ratio of net investment
  income to average net
  assets....................     5.14%(4,5)    5.74%(5)  5.64%(5) 4.38%(4,5) 5.60%(4)   6.15%    7.13%    8.31%    8.61%   7.06%(4)
Portfolio turnover rate.....         N/A        N/A         N/A    N/A         95%       154%     197%     113%      96%    205%(4)
===================================================================================================================================

--------------------------------------------------

(1) Represents activity of the Fund prior to its reorganization from the Bond Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.
(2)  From March 9, 1988 (commencement of operations) to December 31, 1988.
(3)  For the period indicated, not annualized.
(4)  Annualized.
(5) Reflects the Fund's proportionate share of the Master Portfolio's expenses and fee waivers and expense reimbursements by the Master Portfolio's investment adviser and administrator and the Fund's administrator and distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.49%, 0.61%, 0.58% and 0.84% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

N/A--Not applicable.

         PACIFIC HORIZON FINANCIAL HIGHLIGHTS. The tables below show certain information concerning the investment results for A shares of the Pacific Horizon Funds for the periods indicated. During the periods shown, the Funds did not offer SRF Shares. Actual investment results of the SRF Shares may be different. The information for each of the fiscal years ended February 29, 1996 and February 28, 1995 and 1994 have been audited by Price Waterhouse LLP, independent accountants, whose unqualified reports on the financial statements containing such information are incorporated by reference in the Statement of Additional Information.

                                 Blue Chip Fund
                                 --------------

Selected data for an A Share of common stock outstanding throughout each of the periods indicated.

                                                           FOR THE SIX
                                                          MONTH PERIOD                                           For the period
                                                              ENDED        FOR THE YEAR       FOR THE YEAR      January 13, 1994
                                                           AUGUST 31,         ENDED              ENDED          (commencement of
                                                              1996           FEBRUARY           FEBRUARY           operations)
                                                         (UNAUDITED)(a)        29,              28, 1995      through February 28,
                                                         --------------                             ----      --------------------
                                                                               1996                                   1994
                                                                               ----                                   ----

Net asset value per share, beginning of period               $20.53           $15.81             $14.97               $15.00
                                                             ------           ------             ------               ------

Income From Investment Operations:
  Net investment income                                        0.11             0.26               0.31                 0.02
  Net realized and unrealized gains (losses)
     on securities                                             0.48             4.96               0.80               (0.05)
                                                               ----             ----              -----               ------
  Total income (loss) from investment operations               0.59             5.22               1.11               (0.03)
                                                               ----             ----               ----               ------
Less Dividends and Distributions:
  Dividends to shareholders from net investment income       (0.11)           (0.28)             (0.27)                  -
  Distributions to shareholders from net
    realized gains on securities                                --            (0.22)                -                    -
                                                                ---           ------                --                  ---
  Total dividends and distributions                          (0.11)           (0.50)             (0.27)                  -
                                                             ------           ------             ------                  -
Net change in net asset value                                  0.48             4.72               0.84               (0.03)
                                                              -----             ----              -----               ------
Net asset value per share, end of period                     $21.01           $20.53             $15.81               $14.97
                                                             ======            =====              =====               ======

Total Return*                                                 2.88%           33.39%              7.60%               (0.20)%

Ratios/Supplemental Data:
  Net assets, end of period (000)                           $95,163          $66,933             $6,002               $1,180
  Ratio of expenses to average net assets**                   1.27%+           0.83%              0.00%                0.00%+
  Ratio of net investment income to average
    net assets**                                              2.28%+           1.63%              2.46%                2.92%+

-------------------------------------------------------

* The total returns listed are not annualized for the periods ended August 31, 1996 and February 28, 1994, and do not include the effect of the maximum 4.50% sales charge on A Shares.
** Reflects the Blue Chip Fund's proportionate share of the Master Portfolio's expenses, the Master Portfolio's fee waivers and expense reimbursements by the Master Portfolio's investment adviser and administrator and fee waivers and expense reimbursements by the Blue Chip Fund's administrator and distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.48%, 1.45%, 6.32% and 55.00% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.
+    Annualized.
(a) As of July 22, 1996, the Fund designated the existing series of shares as "A" Shares.

                              Asset Allocation Fund
                              ---------------------

Selected data for an A Share of common stock outstanding throughout each of the periods indicated.


                                                                                                              FOR THE PERIOD
                                                  FOR THE SIX                                                JANUARY 18, 1994
                                                 MONTH PERIOD                                                 (COMMENCEMENT
                                                     ENDED          FOR THE YEAR        FOR THE YEAR          OF OPERATIONS)
                                                AUGUST 31, 1996        ENDED               ENDED                 THROUGH
                                                (UNAUDITED)(a)   FEBRUARY 29, 1996   FEBRUARY 28, 1995       FEBRUARY 28, 1994
                                                --------------   -----------------   -----------------       -----------------

Net asset value per share, beginning of period        $17.52           $ 15.15             $14.84                 $ 15.00
                                                      ------

Income from Investment Operations:
  Net investment income                                 0.14              0.52               0.48                    0.03
  Net realized and unrealized gains (losses)
    on securities                                       0.03           $  2.86               0.24                  (0.19)
                                                        ----           -------               ----

      Total income (loss) from investment
        operations                                      0.17           $  3.38               0.72                  (0.16)
                                                        ----           -------               ----                  ------

Less Dividends and Distributions:
  Dividends to shareholders from net
      investment income                               (0.13)            (0.53)             (0.41)                      --

  Distributions to shareholders from
      net realized gains on securities                    --            (0.48)                 --                      --
                                                          --            ------                 --

Total dividends and distributions                     (0.13)            (1.01)             (0.41)                      --
                                                      ------            ------             ------                      --

Net change in net asset value                         (0.04)           $  2.37               0.31                  (0.16)
                                                      ------           -------               ----                 -------
Net asset value per share, end of period              $17.56           $ 17.52            $ 15.15                  $14.84
                                                      ======           =======            =======                  ======
Total Return++                                         1.55%            22.80%              5.03%                  (1.07)%

Ratios/Supplemental Data:
     Net assets, end of period (000)                 $26,319           $22,355            $ 5,694                  $  666
     Ratio of expenses to average net assets*          1.25%+            0.62%              0.00%                   0.00%+
     Ratio of net investment income to average
         net assets*                                   2.62%+            3.49%              4.25%                   4.20%+

-------------------------------------------------------

* Reflects the Asset Allocation Fund's proportionate share of the Master Portfolio's expenses and fee waivers and expense reimbursements by the Master Portfolio's investment adviser and administrator and the Asset Allocation Fund's administrator and distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.71%, 2.30%, 7.89% and 83.95% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.
+    Annualized.
++ The total returns listed are not annualized for the periods ended August 31, 1996 and February 28, 1994, and do not include the effect of the maximum 4.50% sales charge on A Shares.
(a) As of July 22, 1996, the Fund designated the existing series of shares as "A" Shares.

                             Intermediate Bond Fund
                             ----------------------

Selected data for an A Share of common stock outstanding throughout each of the periods indicated.


                                                                                                                 FOR THE PERIOD
                                                    FOR THE SIX                                                JANUARY 24, 1994
                                                   MONTH PERIOD                                                 (COMMENCEMENT
                                                       ENDED           FOR THE YEAR        FOR THE YEAR         OF OPERATIONS)
                                                  AUGUST 31, 1996         ENDED               ENDED                THROUGH
                                                  (UNAUDITED)(a)    FEBRUARY 29, 1996   FEBRUARY 28, 1995      FEBRUARY 28, 1994
                                                  --------------    -----------------   -----------------      -----------------


Net asset value per share, beginning of period         $9.75               $9.44               $9.81                $ 10.00
                                                       -----               -----               -----                  -----

Income from Investment Operations:
  Net investment income                                 0.26                0.59                0.59                   0.08
  Net realized and unrealized gains (losses)
      on securities                                    (0.27)               0.33               (0.37)                 (0.19)
                                                       -----               -----               -----                  -----

      Total income (loss) from investment
        operations                                     (0.01)               0.92                0.22                  (0.11)
                                                       -----               -----               -----                  -----

Less Dividends and Distributions:
  Dividends to shareholders from net
      investment income                                (0.26)              (0.59)              (0.59)                 (0.08)

  Distributions to shareholders from
      net realized gains on securities                    --               (0.02)                 --                     --
                                                          --               -----                  --                     --

Total dividends and distributions                      (0.26)              (0.61)              (0.59)                 (0.08)
                                                       -----               -----

Net change in net asset value                          (0.27)               0.31               (0.37)                 (0.19)
                                                       -----               -----               -----                  -----
Net asset value per share, end of period               $9.48              $ 9.75             $  9.44                $  9.81
                                                       =====               =====               =====                  =====
Total Return+                                          (0.10%)             10.45%               2.27%                 (1.10)%

Ratios/Supplemental Data:
     Net assets, end of period (000)                 $14,792             $13,179              $1,964                $   356
     Ratio of expenses to average net assets*           0.75%++             0.27%               0.00%                  0.00%++
     Ratio of net investment income to average
         net assets*                                    5.36%++             6.13%               6.43%                  5.70%++

-------------------------------------------------------

* Reflects the Intermediate Bond Fund's proportionate share of the Master Portfolio's expenses and fee waivers and expense reimbursements by the Master Portfolio's investment adviser and administrator and the Intermediate Bond Fund's administrator and distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 1.64%, 4.73%, 17.95% and 160.20% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.
+ The total returns listed are not annualized for the periods ended August 31, 1996 and February 28, 1994, and do not include the effect of the maximum 4.50% sales charge on A Shares.
++   Annualized.
(a)  As of July 22, 1996, the Fund designated the existing shares as "A" Shares.

                        FINANCIAL STATEMENTS AND EXPERTS

     The Financial Highlights of the Seafirst Retirement Funds included in this Combined Prospectus/Proxy Statement (except for the six month period ended August 31, 1996) and the financial statements set forth in the Annual Report to Shareholders for the fiscal year ended February 29, 1996 and incorporated by reference in the Statement of Additional Information dated July 1, 1996 have been audited by Price Waterhouse LLP. The financial statements and Financial Highlights audited by Price Waterhouse LLP have been incorporated herein by reference in reliance on their reports given on their authority as experts in auditing and accounting.

     The Financial Highlights of the Pacific Horizon Funds included in this Combined Prospectus/Proxy Statement (except for the six month period ending August 31, 1996) and the financial statements set forth in the Annual Report to Shareholders for the fiscal year ended February 28, 1996 and incorporated by reference in the Statement of Additional Information dated April __, 1997 have been audited by Price Waterhouse LLP for the periods indicated in its report thereon. The financial statements and Financial Highlights audited by Price Waterhouse LLP have been incorporated herein by reference in reliance on their reports given on their authority as experts in auditing and accounting.


                                 OTHER BUSINESS

     Seafirst's Board of Trustees knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is the intention of the Board that proxies that do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.


                                   LITIGATION

     Neither Seafirst nor Pacific Horizon is involved in any litigation which would have any material adverse financial effect upon either the Seafirst Retirement Funds or the Pacific Horizon Funds.


                        NOTICE TO BANKS, BROKER-DEALERS,
                       VOTING TRUSTEES AND THEIR NOMINEES

     Please advise Seafirst, c/o ________________________, 701 Fifth Avenue, Seattle, Washington 98104 whether other persons are the beneficial owners of the shares for which proxies are being solicited, and if so, the number of copies of this Combined

Prospectus/Proxy Statement and other soliciting material you wish to receive in order to supply copies to beneficial owners. Seafirst will pay persons holding shares in their names or those of their nominees their reasonable expenses incurred in sending soliciting materials to their principals.


                              SHAREHOLDER INQUIRIES

     Shareholder inquiries may be addressed to Seafirst in writing at the address on the cover page of this Combined Prospectus/Proxy Statement or by telephoning (800) 323-9919.

                                      * * *

     SHAREHOLDERS WHO DO NOT EXPECT TO BE PRESENT AT THE MEETING ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                APPENDIX I - AGREEMENT AND PLAN OF REORGANIZATION

                              AGREEMENT AND PLAN OF

                                 REORGANIZATION

                                 BY AND BETWEEN

                           PACIFIC HORIZON FUNDS, INC.

                                       AND

                            SEAFIRST RETIREMENT FUNDS

                           DATED AS OF APRIL __, 1997


                                Table of Contents
                                -----------------

                                                                              Page
                                                                              ----

         Transfer of Assets of an Acquired Fund..............................  2

         Liquidating Distributions of SRF....................................  5

         Termination of SRF..................................................  5

         Valuation Time......................................................  6

         Certain Representations, Warranties and Agreements of SRF...........  7

         Certain Representations, Warranties and Agreements of
             Pacific Horizon................................................. 13

         Shareholder Action on Behalf of an Acquired Fund.................... 18

         N-14 Registration Statement......................................... 19

         Effective Time of the Reorganization................................ 20

         Pacific Horizon Conditions.......................................... 20

         SRF Conditions...................................................... 27

         Tax Documents....................................................... 32

         Further Assurances.................................................. 32

         Termination of Representations and Warranties....................... 32

         Termination of Agreement............................................ 33

         Amendment and Waiver................................................ 33

         Governing Law....................................................... 34

         Successors and Assigns.............................................. 34

         Beneficiaries....................................................... 34

         Pacific Horizon Liability........................................... 34

         SRF Liability....................................................... 35

         Notices............................................................. 36

         Expenses............................................................ 37

         Entire Agreement.................................................... 37

         Counterparts........................................................ 37

         AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") made as of the ___ day of April, 1997 by and between Pacific Horizon Funds, Inc. ("Pacific Horizon"), a corporation organized under the laws of the State of Maryland on October 27, 1982, and Seafirst Retirement Funds ("SRF"), a business trust organized under the laws of the State of Delaware on January 28, 1993.

         WHEREAS, each of Pacific Horizon and SRF is an open-end management investment company registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"); and

         WHEREAS, the parties desire that all of the assets and known liabilities of the Bond Fund, an investment portfolio offered by SRF ("SRF Bond Fund"), be transferred to, and be acquired and assumed by, the Intermediate Bond Fund, an investment portfolio offered by Pacific Horizon ("PH Bond Fund"), as stated herein, in exchange for Class SRF Shares (Class M-Special Series 7 Common Stock) of the PH Bond Fund which shall thereafter be distributed by SRF to the holders of shares of the SRF Bond Fund; the parties further desire that all of the assets and known liabilities of the Blue Chip Fund, an investment portfolio offered by SRF ("SRF Blue Chip Fund"), be transferred to, and be acquired and assumed by, the Blue Chip Fund, an investment portfolio offered by Pacific Horizon ("PH Blue Chip Fund"), as stated herein, in exchange for Class SRF Shares (Class N-Special Series 7 Common Stock) shares of the PH Blue Chip Fund which shall thereafter be distributed by SRF to the holders of shares of the SRF Blue Chip

Fund; and the parties further desire that all of the assets and known liabilities of the Asset Allocation Fund, an investment portfolio offered by SRF, be transferred to, and be acquired and assumed by, the Asset Allocation Fund, an investment portfolio offered by Pacific Horizon ("PH Asset Allocation Fund"), as stated herein, in exchange for Class SRF Shares (Class O-Special Series 7 Common Stock) of the PH Asset Allocation Fund which shall thereafter be distributed by SRF to the holders of shares of the SRF Asset Allocation Fund (the "Reorganization") (The SRF Bond Fund, SRF Blue Chip Fund and SRF Asset Allocation Fund are each hereinafter referred to as an "Acquired Fund," and the PH Bond Fund, PH Blue Chip Fund and PH Asset Allocation Fund are each hereinafter referred to as an "Acquiring Fund");

         NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions thereof, the parties hereto, intending to be legally bound, agree as follows:

         1. TRANSFER OF ASSETS OF AN ACQUIRED FUND. (a) At the Effective Time of the Reorganization (as defined below), all property of every description, and all interests, rights, privileges and powers of an Acquired Fund other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in Section 2 hereof (such assets are herein referred to as the "Acquired Fund Assets") shall be transferred and conveyed by each Acquired Fund to Pacific Horizon, on behalf of its respective Acquiring Fund, and shall be accepted by Pacific

Horizon, on behalf of such Acquiring Fund, and Pacific Horizon on behalf of such Acquiring Fund, shall assume all known liabilities whether accrued, absolute, contingent or otherwise, of such Acquired Fund reflected as such in the calculation of such Acquired Fund's net asset value (such known liabilities are herein referred to as the "Acquired Fund Liabilities") as more particularly set forth in the following paragraph, such that at and after the Effective Time of the Reorganization: (i) all assets of each Acquired Fund shall become and be the assets of its respective Acquiring Fund; and (ii) all known liabilities of each Acquired Fund reflected as such in the calculation of an Acquired Fund's net asset value shall attach to its respective Acquiring Fund as aforesaid and may thenceforth be enforced against such Acquiring Fund to the extent as if the same had been incurred by it. Without limiting the generality of the foregoing, it is understood that the Acquired Fund Assets shall include all property and assets of any nature whatsoever, including, without limitation, all cash, cash equivalents, securities, claims and receivables (including interest receivables) owned by an Acquired Fund, and any deferred or prepaid expenses shown as an asset on an Acquired Fund's books, at the Effective Time of the Reorganization, and all good will, all other intangible property and all books and records belonging to an Acquired Fund. It is further understood that Acquired Fund Liabilities shall include all obligations of SRF to indemnify the trustees of SRF acting in their capacity as such with respect to any claims alleging any breach of fiduciary duty with respect to the transactions contemplated by this Agreement or otherwise to the fullest extent permitted by law and SRF's Declaration of Trust as in effect on the date hereof. It is further understood that recourse for the Acquired Fund Liabilities assumed by an Acquiring Fund shall, at and after the Effective Time of the Reorganization, be limited to the assets of the corresponding Acquiring Fund.

         (b) In exchange for the transfer of the Acquired Fund Assets and the assumption of the Acquired Fund Liabilities, Pacific Horizon shall simultaneously issue at the Effective Time of the Reorganization to an Acquired Fund a number of full and fractional Class SRF Shares ("SRF Shares") of the respective Acquiring Fund (to the third decimal place) all determined and adjusted as provided in this Section 1. The number of SRF Shares of an Acquiring Fund so issued will have an aggregate net asset value equal to the value of the Acquired Fund Assets so conveyed to such Acquiring Fund.

         (c) The net asset value of SRF Shares of an Acquiring Fund and the net asset value of shares of an Acquired Fund shall be determined as of the Valuation Time specified in Section 4. The net asset value of SRF Shares of an Acquiring Fund shall be computed in the manner set forth in an Acquiring Fund's then current prospectus under the Securities Act of 1933, as amended (the "1933 Act"). The net asset value of shares of an Acquired

Fund shall be computed in the manner set forth in an Acquired Fund's then current prospectus under the 1933 Act.

         2. LIQUIDATING DISTRIBUTIONS OF SRF. At the Effective Time of the Reorganization, each Acquired Fund shall distribute in complete liquidation: pro rata to the recordholders of shares of an Acquired Fund at the Effective Time of the Reorganization the SRF Shares of an Acquiring Fund received by such Acquired Fund pursuant to Section 1; In addition, each shareholder of record of an Acquired Fund shall have the right to receive any unpaid dividends or other distributions which were declared before the Effective Time of the Reorganization with respect to the shares of an Acquired Fund that are held by the shareholder at the Effective Time of the Reorganization. In accordance with instructions it receives from SRF, Pacific Horizon shall record on its books the ownership of the SRF Shares of an Acquiring Fund by the recordholders of the shares of an Acquired Fund. All of the issued and outstanding shares of an Acquired Fund shall be cancelled on the books of SRF at the Effective Time of the Reorganization and shall thereafter represent only the right to receive SRF Shares of an Acquiring Fund, and an Acquired Fund's transfer books shall be closed permanently.

         3. TERMINATION OF SRF. At the Effective Time of the Reorganization, SRF shall be terminated pursuant to Section 9.2 of its Declaration of Trust, such that (a) the affairs of SRF shall be immediately wound up, its contracts discharged and its business liquidated; and (b) the Trustees of SRF shall execute and lodge among the records of SRF an instrument in writing setting forth the fact of such termination. Immediately after the Effective Time of the Reorganization, SRF shall file an application pursuant to Section 8(f) of the 1940 Act for an order declaring that it has ceased to be an investment company. As a result of the termination of SRF as aforesaid, at and after the Effective Time of the Reorganization: (a) the Acquired Fund Assets of each Acquired Fund shall become and be the assets of the corresponding Acquiring Fund to which they have been transferred; and (b) all known liabilities of each Acquired Fund shall become the liabilities of the corresponding Acquiring Fund which has assumed them as described and may thenceforth be enforced against such Acquiring Fund to the extent as if the same had been incurred by it. Without limiting the generality of the foregoing, it is understood that the Acquired Fund Assets shall include all good will and all other intangible property and all books and records belonging to SRF on behalf of an Acquired Fund. It is further understood that recourse for the liabilities of an Acquired Fund shall, at and after the Effective Time of the Reorganization, be limited to the Acquired Fund which has expressly assumed such liabilities under this Agreement.

         4. VALUATION TIME. The Valuation Time shall be 4:00 P.M., Eastern Time, on June 20, 1997, or such earlier or later date and time as may be mutually agreed by an officer of each of the parties and set forth in writing signed by such officers.

         5. CERTAIN REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF SRF. SRF, on behalf of itself and each Acquired Fund, represents and warrants to, and agrees with, Pacific Horizon as follows:

                         (a) It is a Delaware business trust duly created pursuant to its Declaration of Trust for the purpose of acting as a management investment company under the 1940 Act and is validly existing under the laws of, and duly authorized to transact business in, the State of Delaware. It is registered with the SEC as an open-end management investment company under the 1940 Act and its registration with the SEC as an investment company is in full force and effect.

                         (b) It has power to own all of its properties and assets and, subject to the approvals of shareholders referred to in Section 7, to carry out and consummate the transactions contemplated herein, and has all necessary federal, state and local authorizations to carry on its business as now being conducted and to consummate the transactions contemplated by this Agreement.

                         (c) This Agreement has been duly authorized, executed and delivered by SRF, and represents SRF's valid and binding contract, enforceable in accordance with its terms, subject as to enforcement to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and provided that the provisions of this Agreement intended to limit liability for particular matters to an investment portfolio and its assets, including but not limited to Sections 1(a), 20 and 21 of this Agreement, may not be enforceable. The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate SRF's Declaration of Trust or By-laws or any agreement or arrangement to which it is a party or by which it is bound.

                         (d) Each Acquired Fund has elected to qualify and has qualified as a regulated investment company under Part I of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), as of and since its first taxable year; has been a regulated investment company under such Part of the Code at all times since the end of its first taxable year when it so qualified; and qualifies and shall continue to qualify as a regulated investment company for its taxable year ending on the date on which the Effective Time of the Reorganization occurs.

                         (e) All federal, state, local and foreign income, profits, franchise, sales, withholding, customs, transfer and other taxes, including interest, additions to tax and penalties (collectively, "Taxes") relating to the Acquired Fund Assets due or properly shown to be due on any return filed by any Acquired Fund with respect to taxable periods ending on or prior to, and the portion of any interim period up to, the date hereof have been fully and timely paid or provided for; and there are no levies, liens, or other encumbrances relating to Taxes existing, threatened or pending with respect to the Acquired Fund Assets.

                         (f) The financial statements of each Acquired Fund for its fiscal year ended February 29, 1997, examined by Price Waterhouse LLP, copies of which have been previously furnished to Pacific Horizon, present fairly the financial position of each Acquired Fund as of the respective dates indicated and the results of its operations for the periods indicated, in conformity with generally accepted accounting principles.

                         (g) Prior to the Valuation Time, each Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Time, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its net investment company income, if any, for the taxable periods or years ended on or before December 31, 1996 and for the period from said date to and including the Effective Time of the Reorganization (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before December 31, 1996 and in the period from said date to and including the Effective Time of the Reorganization.

                         (h) At both the Valuation Time and the Effective Time of the Reorganization, there shall be no known liabilities of an Acquired Fund, whether accrued, absolute, contingent or otherwise, not reflected in the aggregate net asset value per share of Share of an Acquired Fund.

                         (i) There are no legal, administrative or other proceedings pending or, to its knowledge threatened, against SRF or an Acquired Fund which could result in liability on the part of SRF or an Acquired Fund.

                         (j) Subject to the approvals of shareholders referred to in Section 7, at both the Valuation Time and the Effective Time of the Reorganization, it shall have full right, power and authority to sell, assign, transfer and deliver the Acquired Fund Assets and, upon delivery and payment for the Acquired Fund Assets as contemplated herein, an Acquiring Fund shall acquire good and marketable title thereto, free and clear of all liens and encumbrances, and subject to no restrictions on the ownership or transfer thereof (except as imposed by federal or state securities laws).

                         (k) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by SRF of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the Securities Exchange Act of 1934, as amended ("1934 Act"), the 1940 Act, the rules and regulations under those Acts, or state securities laws.

                         (l)        Insofar as the following relate to SRF,
                                    (i) the registration statement filed by
                                    Pacific Horizon on Form N-14 relating to the shares of an Acquiring Fund that will be registered with the SEC pursuant to this Agreement, which, without limitation, shall include or incorporate by reference the proxy statement of SRF and the prospectuses of SRF and Pacific Horizon with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or to the documents contained or incorporated therein by reference (the "N-14 Registration Statement") on the effective date of the N-14 Registration Statement, at the time of the shareholders' meeting referred to in Section 7 and at the Effective Time of the Reorganization: (i) shall comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act, the rules and regulations thereunder, and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                         (m) All of the issued and outstanding shares of an Acquired Fund have been duly and validly issued, are fully paid and non-assessable, and were offered for sale and sold in conformity with all applicable federal and state securities laws, and no shareholder of an Acquired Fund has any preemptive right of subscription or purchase in respect of such shares.

                         (n) It shall not sell or otherwise dispose of any shares of an Acquiring Fund to be received in the transactions contemplated herein, except in distribution to its shareholders as contemplated herein.

         6. CERTAIN REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PACIFIC HORIZON. Pacific Horizon, on behalf of itself and each Acquiring Fund, represents and warrants to, and agrees with, SRF as follows:

                         (a) It is a corporation duly organized under the laws of the State of Maryland on October 27, 1982, and is validly existing and in good standing under the laws of the State of Maryland. It is registered with the SEC as an open-end, management investment company under the 1940 Act and its registration with the SEC as an investment company is in full force and effect.

                         (b) It has power to own all of its properties and assets and to carry out and consummate the transactions contemplated herein, and has all necessary federal, state and local authorizations to carry on its business as now being conducted and to consummate the transactions contemplated by this Agreement.

                         (c) This Agreement has been duly authorized, executed and delivered by Pacific Horizon, and represents Pacific Horizon's valid and binding contract, enforceable in accordance with its terms, subject as to enforcement to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and provided that the provisions of this Agreement intended to limit liability for particular matters to an investment portfolio and its assets, including but not limited to Sections 1(a), 20 and 21 of this Agreement, may not be enforceable. The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate Pacific Horizon's Articles of Incorporation or By-laws or any agreement or arrangement to which it is a party or by which it is bound.

                         (d) Each Acquiring Fund has elected to qualify and has qualified as a regulated investment company under Part I of Subchapter M of the Code, as of and since its first taxable year; has been a regulated investment company under such Part of the Code at all times since the end of its first taxable year when it so qualified; and intends to continue to qualify as a regulated investment company.

                         (e) The financial statements of each Acquiring Fund for its fiscal year ended February 29, 1997, examined by Price Waterhouse LLP, copies of which have been previously furnished to SRF, present fairly the financial position of each Acquiring Fund as of the date indicated and the results of its operations for the periods indicated, in conformity with generally accepted accounting principles.

                         (f) At both the Valuation Time and the Effective Time of the Reorganization, there shall be no known liabilities of an Acquiring Fund, whether accrued, absolute, contingent or otherwise, not reflected in the net asset value per share of its SRF Shares, respectively, issued pursuant to this Agreement.

                         (g) There are no legal, administrative or other proceedings pending or, to its knowledge, threatened against Pacific Horizon or an Acquiring Fund which could result in liability on the part of Pacific Horizon or an Acquiring Fund.

                         (h) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Pacific Horizon of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those Acts, or state securities laws.

                         (i) Insofar as the following relate to Pacific Horizon, the N-14 Registration Statement, on the effective date of the N-14 Registration Statement, at the time of the shareholders' meeting referred to in Section 7 and at the Effective Time of the Reorganization: (i) shall comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act, the rules and regulations thereunder, and state securities laws, and
                                    (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                         (j) The SRF Shares of an Acquiring Fund to be issued and delivered to an Acquired Fund for the account of recordholders of shares and of an Acquired Fund, pursuant to the terms hereof, shall have been duly authorized as of the Effective Time of the Reorganization and, when so issued and delivered, shall be registered under the 1933 Act, duly and validly issued, fully paid and non-assessable, and no shareholder of Pacific Horizon shall have any preemptive right of subscription or purchase in respect thereto.

                         (k) For the period beginning at the Effective Time of the Reorganization and ending 36 months thereafter, Pacific Horizon shall provide for a liability policy for the officers and trustees of SRF covering their actions as officers and trustees of SRF during the period they served as such, either (i) by causing the directors and officers liability policy carried by SRF with Federal Insurance Company and Gulf Insurance Company on the date hereof to be continued in full force and effect at the current coverage and deductible amounts or
                                    (ii) by adding the trustees and officers of SRF as named insureds to the directors and officers liability policy carried by Pacific Horizon for its own directors and officers, which policy shall be on terms and conditions that, in the determination of the Board of Directors of Pacific Horizon, are no less favorable than those considered to be standard by a majority of participants in the industry.

         7. SHAREHOLDER ACTION ON BEHALF OF AN ACQUIRED FUND. As soon as practicable after the effective date of the N-14 Registration Statement, but in any event prior to the Effective

Time of the Reorganization and as a condition thereto, the Board of Trustees of SRF shall call, and SRF shall hold, a meeting of the shareholders of an Acquired Fund for the purpose of considering and voting upon:

                         (a) Approval of this Agreement and the transactions contemplated hereby, including, without limitation:

                                  (i)       The transfer of the Acquired Fund
                                            Assets belonging to an Acquired Fund
                                            to an Acquiring Fund, and the
                                            assumption by an Acquiring Fund of
                                            the Acquired Fund Liabilities, in
                                            exchange for SRF Shares of an
                                            Acquiring Fund.

                                 (ii) The liquidation of an Acquired Fund through the distribution to its recordholders of the SRF Shares of an Acquiring Fund as described in this Agreement.

                         (b) Such other matters as may be determined by the Boards of Trustees or Directors (as applicable) of the parties.

         8. N-14 REGISTRATION STATEMENT. Pacific Horizon shall file the N-14 Registration Statement. Pacific Horizon and SRF have cooperated and shall continue to cooperate with each other, and have furnished and shall continue to furnish each other with the information relating to itself that is required by the 1933

Act, the 1934 Act, the 1940 Act, the rules and regulations under each of those Acts and state securities laws, to be included in the N-14 Registration Statement.

         9. EFFECTIVE TIME OF THE REORGANIZATION. Delivery of the Acquired Fund Assets and the shares of an Acquiring Fund to be issued pursuant to Section 1 and the liquidation of an Acquired Fund pursuant to Section 2 shall occur at the opening of business on the next business day following the Valuation Time, or on such other date, and at such place and time and date, agreed to by an officer of each of the parties. The date and time at which such actions are taken are referred to herein as the "Effective Time of the Reorganization." To the extent any Acquired Fund Assets are, for any reason, not transferred at the Effective Time of the Reorganization, SRF shall cause such Acquired Fund Assets to be transferred in accordance with this Agreement at the earliest practicable date thereafter.

         10. PACIFIC HORIZON CONDITIONS. The obligations of Pacific Horizon hereunder shall be subject to the following conditions precedent:

                         (a) This Agreement and the transactions contemplated by this Agreement shall have been approved by the Board of Trustees of SRF (including the determinations required by Rule 17a-8(a) under the 1940 Act) and by the shareholders of each Acquired Fund of SRF, both in the manner required by law.

                         (b) SRF shall have duly executed and delivered to Pacific Horizon such bills of sale, assignments, certificates and other instruments of transfer ("Transfer Documents") as Pacific Horizon may deem necessary or desirable to transfer all of an Acquired Fund's right, title and interest in and to such Acquired Fund Assets. The Acquired Fund Assets shall be accompanied by all necessary state stock transfer stamps or cash for the appropriate purchase price therefor.

                         (c) All representations and warranties of SRF made in this Agreement shall be true and correct in all material respects as if made at and as of the Valuation Time and the Effective Time of the Reorganization. As of the Valuation Time and the Effective Time of the Reorganization there shall have been no material adverse change in the financial position of an Acquired Fund since the date of the financial statements referred to in
                                    Section 5(f) other than those changes
                                    incurred in the ordinary course of business as an investment company since the date of the financial statement referred to in

                                    Section 5(f) including changes due to net redemptions. No action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein. Pacific Horizon shall have received a certificate from the President or Vice President of SRF stating that each of the conditions set forth in Section 10(a) and in this Section 10(c) have been met.

                         (d) Pacific Horizon shall have received an opinion of Drinker Biddle & Reath, addressed to Pacific Horizon in the form reasonably satisfactory to it and dated the Effective Time of the Reorganization, substantially to the effect that: (i) SRF is a Delaware business trust duly organized and validly existing under the laws of the State of Delaware; (ii) the shares of an Acquired Fund outstanding at the Effective Time of the Reorganization are duly authorized, validly issued, fully paid and non-assessable by an Acquired Fund
                                    (except that shareholders of an

                                    Acquired Fund may under certain
                                    circumstances be held personally liable for its obligations), and to such counsel's knowledge, no shareholder of SRF has any option, warrant or pre-emptive right to subscription or purchase in respect thereof;
                                    (iii) this Agreement and the Transfer
                                    Documents have been duly authorized,
                                    executed and delivered by SRF and represent legal, valid and binding contracts, enforceable in accordance with their terms, subject to the effect of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto and such counsel shall express no opinion with respect to the application of equitable principles in any proceeding, whether at law or in equity, or with respect to the provisions of this Agreement intended to limit liability for particular matters to an Acquired Fund and its assets, including but not limited to Sections 1(a), 20 and 21 of this Agreement; or with respect to the provisions of Section 1(a) pertaining to the indemnification of the SRF trustees; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Declaration of Trust or By-laws of SRF or any material agreement known to such counsel to which SRF is a party or by which SRF is bound; and (v) to such counsel's knowledge, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by SRF of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those Acts and such as may be required under state securities laws. Such opinion may rely on the opinion of other counsel to the extent set forth in such opinion, provided such other counsel is reasonably acceptable to Pacific Horizon.

                         (e) Pacific Horizon shall have received an opinion of Drinker Biddle & Reath, addressed to Pacific Horizon and SRF in the form reasonably satisfactory to them and dated the Effective Time of the Reorganization, substantially to the effect that for federal income tax purposes (i) the transfers of all of the Acquired Fund Assets to an Acquiring Fund, and the assumptions by an Acquiring Fund of the Acquired Fund Liabilities, in exchange for shares of an Acquiring Fund, and the distribution of said shares to the shareholders of an Acquired Fund, as provided in this Agreement, will each constitute a reorganization within the meaning of Section 368(a)(1)(C) or Section 368(a)(1)(D) of the Code and with respect to each reorganization, the Acquired Fund and the Acquiring Fund will each be considered "a party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) in accordance with Sections 361(a), 361(c)(1) and 357(a) of the Code, no gain or loss will be recognized by any Acquired Fund as a result of such transactions; (iii) in accordance with Section 1032 of the Code, no gain or loss will be recognized by an Acquiring Fund as a result of such transactions; (iv) in accordance with
                                    Section 354(a)(1) of the Code, no gain or loss will be recognized by the shareholders of an Acquired Fund on the distribution to them by an Acquired Fund of shares of an Acquiring Fund in exchange for their shares of an Acquired Fund; (v) in accordance with Section 358(a)(1) of the Code, the basis of Acquiring Fund shares received by each shareholder of an Acquired Fund will be the same as the basis of the shareholder's Acquired Fund shares immediately prior to the transactions; (vi) in accordance with Section 362(b) of the Code, the basis of the Acquired Fund Assets to each Acquiring Fund will be the same as the basis of such Acquired Fund Assets in the hands of an Acquired Fund immediately prior to the exchange; (vii) in accordance with Section 1223 of the Code, a shareholder's holding period for Acquiring Fund shares will be determined by including the period for which the shareholder held the shares of an Acquired Fund exchanged therefor, provided that the shareholder held such shares of an Acquired Fund as a capital asset; and (viii) in accordance with Section 1223 of the Code, the holding period of an Acquiring Fund with respect to the Acquired Fund Assets will include the period for which such Acquired Fund Assets were held by an Acquired Fund.

                         (f) The N-14 Registration Statement shall have become effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Pacific Horizon, contemplated by the SEC and the parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated by this Agreement.

                         (g) The President or Vice President of SRF shall have certified that SRF has performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Valuation Time and the Effective Time of the Reorganization.

         11. SRF CONDITIONS. The obligations of SRF hereunder shall be subject to the following conditions precedent:

                         (a) This Agreement and the transactions contemplated by this Agreement shall have been approved by the Board of Directors of Pacific Horizon (including the determinations required by Rule 17a-8(a) under the 1940 Act) and by the shareholders of each Acquired Fund of SRF, both in the manner required by law.

                         (b) All representations and warranties of Pacific Horizon made in this Agreement shall be true and correct in all material respects as if made at and as of the Valuation Time and the Effective Time of the Reorganization. As of the Valuation Time and the Effective Time of the Reorganization there shall have been no material adverse change in the financial position of an Acquiring Fund since the date of the financial statements referred to in Section 6(e) other than those changes incurred in the ordinary course of business as an investment company since the date of the financial statements referred to in Section 6(e) including changes due to net redemptions. No action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein. SRF shall have received a certificate from the President or Vice President of Pacific Horizon stating that each of the conditions set forth in Section 11(a) and this Section 11(b) have been met.

                         (c) SRF shall have received an opinion of Drinker Biddle & Reath, addressed to SRF in the form reasonably satisfactory to it and dated the Effective Time of the Reorganization, substantially to the effect that: (i) Pacific Horizon is a Maryland corporation duly incorporated and validly existing and in good standing under the laws of the State of Maryland; (ii) the shares of an Acquiring Fund to be delivered to an Acquired Fund as provided for by this Agreement are duly authorized and upon delivery will be validly issued, fully paid and non-assessable by an Acquiring Fund and to such counsel's knowledge, no shareholder of Pacific Horizon has any option, warrant or pre-emptive right to subscription or purchase in respect thereof; (iii) this Agreement has been duly authorized, executed and delivered by Pacific Horizon and represents a legal, valid and binding contract, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto and such counsel shall express no opinion with respect to the application of equitable principles in any proceeding, whether at law or in equity; or with respect to the provisions of this Agreement intended to limit liability for particular matters to an Acquiring Fund and its assets, including but not limited to Sections 1(a), 20 and 21 of this Agreement; or with respect to the provisions of Section 1(a) pertaining to the indemnification of the SRF trustees; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Articles of Incorporation or By- laws of Pacific Horizon, or any material agreement known to such counsel to which Pacific Horizon is a party or by which Pacific Horizon is bound; and (v) to such counsel's knowledge no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Pacific Horizon of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those Acts and such as may be required under state securities laws. Such opinion may rely on the opinion of other counsel to the extent set forth in such opinion, provided such other counsel is reasonably acceptable to SRF.

                         (d) SRF shall have received an opinion of Drinker Biddle & Reath, addressed to Pacific Horizon and SRF in the form reasonably satisfactory to them and dated the Effective Time of the Reorganization, with respect to the matters specified in Section 10(e).

                         (e) The N-14 Registration Statement shall have become effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted, or to the knowledge of Pacific Horizon, contemplated by the SEC and the parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated by this Agreement.

                         (f) The President or Vice President of Pacific Horizon shall have certified that Pacific

                                    Horizon has performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Valuation Time and the Effective Time of the Reorganization.

         12. TAX DOCUMENTS. SRF shall deliver to Pacific Horizon at the Effective Time of the Reorganization confirmations or other adequate evidence as to the adjusted tax basis of the Acquired Fund Assets delivered to an Acquiring Fund in accordance with the terms of this Agreement.

         13. FURTHER ASSURANCES. Subject to the terms and conditions herein provided, each of the parties hereto shall use its best efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under applicable law to consummate and make effective the transactions contemplated by this Agreement, including without limitation, delivering and/or causing to be delivered to Pacific Horizon, each account, book, record or other document of SRF required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder (regardless of whose possession they are in).

         14. TERMINATION OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the parties set forth in this

Agreement shall terminate upon the delivery of the Acquired Fund Assets to an Acquiring Fund and the issuance of the shares of an Acquiring Fund at the Effective Time of the Reorganization.

         15. TERMINATION OF AGREEMENT. This Agreement may be terminated by a party at any time at or prior to the Effective Time of the Reorganization by a vote of a majority of its Board of Trustees or Directors, as applicable, as provided below:

                         (a) By Pacific Horizon if the conditions set forth in Section 10 are not satisfied as specified in said Section;

                         (b)        By SRF if the conditions set forth in
                                    Section 11 are not satisfied as specified in said Section; or

                         (c)        By mutual consent of both parties.

This Agreement may be terminated at any time by the mutual consent of the parties. If a party terminates this Agreement because one or more of its conditions have not been fulfilled, or if this Agreement is terminated by mutual consent, this Agreement will become null and void insofar as it is so terminated without any liability of any party to the other parties.

         16. AMENDMENT AND WAIVER. At any time prior to or (to the fullest extent permitted by law) after approval of this Agreement by the shareholders of SRF (a) the parties hereto may, by written agreement authorized by their respective Boards of Trustees or Directors, as applicable, and with or without the approval of their shareholders, amend any of the provisions of this

Agreement, and (b) any party may waive any breach by any other party or the failure to satisfy any of the conditions to its obligations (such waiver to be in writing and authorized by an officer of the waiving party with or without the approval of such party's shareholders).

         17. GOVERNING LAW. This Agreement and the transactions contemplated hereby shall be governed, construed and enforced in accordance with the laws of the State of Maryland, without giving effect to the conflicts of law principles otherwise applicable therein, except that the provisions of Section 21 shall be construed in accordance with Delaware law, without giving effect to the conflicts of law principles otherwise applicable therein.

         18. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the respective successors and permitted assigns of the parties hereto. This Agreement and the rights, obligations and liabilities hereunder may not be assigned by any party without the consent of all other parties.

         19. BENEFICIARIES. Nothing contained in this Agreement shall be deemed to create rights in persons not parties hereto, other than the successors and permitted assigns of the parties.

         20. PACIFIC HORIZON LIABILITY. Each party specifically acknowledges and agrees that all obligations of Pacific Horizon under this Agreement are binding only with respect to an Acquiring Fund; that any liability of Pacific Horizon under this Agreement with respect to an Acquiring Fund, or in connection with the transactions contemplated herein with respect to an

Acquiring Fund, shall be discharged only out of the assets of that Acquiring Fund; and that no other portfolio of Pacific Horizon shall be liable with respect to this Agreement or in connection with the transactions contemplated herein.

         21. SRF LIABILITY.

                  (a) The names "Seafirst Retirement Funds" and "Trustees of Seafirst Retirement Funds" refer respectively to the trust created and the trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated January 28, 1993, which is hereby referred to and a copy of which is on file at the principal office of SRF. The obligations of SRF entered into in the name or on behalf thereof by any of the trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the trustees, shareholders or representatives of SRF personally, but bind only the trust property, and all persons dealing with any series of shares of SRF must look solely to the trust property belonging to such series for the enforcement of any claims against SRF.

                  (b) Each party specifically acknowledges and agrees that all obligations of SRF under this Agreement are binding only with respect to an Acquired Fund;

                           and that any liability of SRF under this Agreement with respect to an Acquired Fund, or in connection with the transactions contemplated herein with respect to an Acquired Fund, shall be discharged only out of the assets of that Acquired Fund and that no other portfolio of SRF shall be liable with respect to this Agreement or in connection with the transactions contemplated herein.

         22. NOTICES. All notices required or permitted herein shall be in writing and shall be deemed to be properly given when delivered personally or by telecopier to the party entitled to receive the notice or when sent by certified or registered mail, postage prepaid, or delivered to an internationally recognized overnight courier service, in each case properly addressed to the party entitled to receive such notice at the address or telecopier number stated below or to such other address or telecopier number as may hereafter be furnished in writing by notice similarly given by one party to the other party hereto:

                  If to Pacific Horizon:
                  Pacific Horizon Funds, Inc.
                  c/o BISYS Fund Services
                  3435 Stelzer Road
                  Columbus, OH 43219

                  With copies to:

                  Michael P. Malloy, Esq.
                  Drinker Biddle & Reath
                  1345 Chestnut Street
                  Philadelphia, PA 19107
                  Telecopier Number:  (215) 988-2757

                  If to SRF:

                  Seafirst Retirement Funds
                  c/o BISYS Fund Services
                  3435 Stelzer Road
                  Columbus, OH  43219

                  With copies to:

                  Michael P. Malloy, Esq.
                  Drinker Biddle & Reath
                  1345 Chestnut Street
                  Philadelphia, PA 19107
                  Telecopier Number:  (215) 988-2757

         23. EXPENSES. With regard to the expenses incurred by Pacific Horizon and Seafirst in connection with this Agreement and the transactions contemplated hereby, Bank of America National Trust and Savings Association shall be responsible for the payment of all such expenses.

         24. ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to matters provided for herein.

         25. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which, when executed and delivered shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                              [SIGNATURES OMITTED]

            APPENDIX II - MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

PACIFIC HORIZON
BLUE CHIP FUND

----------------------


[PHOTO]


----------------------

JAMES D. MILLER, CFA
Chief Investment Officer
Bank of America Illinois
Investment Advisors Division

Mr. Miller is a leading member of the investment management team for the Blue Chip Fund.

GOAL:

The Pacific Horizon Blue Chip Fund seeks long-term capital appreciation.

INVESTMENTS:

The Fund invests primarily in a diversified group of "blue chip" common stocks, which are included in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index.

APPROPRIATE FOR:

Investors who want to participate in the growth potential of some of America's major companies. The Fund is a diversified equity product that can be used as part of many investment strategies.

INCEPTION:

January 13, 1994

SIZE OF FUND AS OF
FEBRUARY 29, 1996:

Over $66 million

Q   HOW DID YOU MANAGE THE FUND DURING THE RECENT PERIOD?

A   We continued to manage the Fund in our very disciplined quantitative style and concentrated heavily on risk management. We start by neutralizing most of the divergent risk factors to the benchmark S&P 500. This includes sector and size risk, among others. By this, we mean that the portfolio's holdings are designed to mirror the sector allocations of the Standard & Poor's 500 Stock Index. Likewise, the portfolio's average weighted size should approximate that of the index.

The result is that our Fund is designed not to suffer or benefit any more than the index when a particular sector performs well or badly. Likewise, the Fund is designed not to decline more or less than the index when small- or large-capitalization stocks have an especially good or bad year. Since we keep risks in line with those in the benchmark, we attempt to add value through stock selection.

For the 12 months ended February 29, 1996, the Fund performed more or less in line with the index with a total return of 33.39% (without the sales charge), compared to 34.60% for the S&P 500.+

Q   HOW IS THE FUND DIFFERENT FROM AN INDEX FUND?

A   As I said before, unlike an index fund, we attempt to add value through individual security selection. Our goal is to buy the best stocks in each sector -- by which we mean the stocks that add the most potential reward to our portfolio for the least risk.

Q   HOW DID YOU CHOOSE STOCKS DURING THE RECENT PERIOD?

A   We looked at a number of different factors that can affect a stock's per-
formance and weighted most heavily those having the most impact during the period. Then we used that information to select stocks that we believed would do well.

For example, during the past year one of the most important factors determining stock prices included something we call "earnings certainty." We found that people were buying shares of companies that had similar earnings estimates from different analysts.

Likewise, investors liked stocks of companies that had experienced the biggest increases in analysts' earnings estimates -- our "rising earnings expectations" model. And we discovered that investors were looking for companies whose shares were selling at a low multiple of earnings. Consequently, we purchased lower P/E stocks that demonstrated a clearer, brighter future earnings potential.

Q   WHAT ARE SOME STOCKS YOU BOUGHT BASED ON THOSE THREE FACTORS?

A   A number of our picks were large, well-known companies such as Chrysler
(1.14% of net assets as of February 29, 1996) and Merck (1.56%), both of which scored well based on all three factors. Pepsico (2.43%) was particularly attractive as well, largely on the basis of rising earnings expectations and earnings certainty.++

Q   ARE YOU PLANNING ANY IMPORTANT STRATEGIC CHANGES FOR THE COMING PERIOD?

A   No. As always, we will make no attempt to forecast the direction of stock prices in general or specific market sectors. Instead, we will continue to keep track of the factors that are most likely to affect the returns of specific stocks. Then we will invest in stocks with the appropriate characteristics.

---------------
 + Fund performance with the 4.50% maximum sales charge was 27.39% for the period.

++ The composition of the Fund's holdings is subject to change.

PACIFIC HORIZON
BLUE CHIP FUND
(AS OF FEBRUARY 29, 1996)

GROWTH OF A $10,000 INVESTMENT
(HYPOTHETICAL -- PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.)

         MEASUREMENT PERIOD                                 LIPPER GROWTH
        (FISCAL YEAR COVERED)                 FUND          FUNDS AVERAGE         S&P 500
01/31/94                                         9550.00           10000.00           10000.00
02/28/94                                         9374.66               9667               9730
03/31/94                                         8989.56            9201.69            9303.96
04/30/94                                         9064.89            9232.36            9424.26
05/31/94                                         9177.88            9271.20            9579.29
06/30/94                                         8971.89            8960.00            9342.29
07/31/94                                         9306.05            9196.19            9651.24
08/31/94                                         9709.57            9620.33           10043.95
09/30/94                                         9448.58            9442.53            9801.79
10/31/94                                         9676.87            9591.79           10025.96
11/30/94                                         9353.46            9235.37            9657.91
12/31/94                                         9455.20            9320.91            9798.82
01/31/95                                         9646.60            9395.20           10053.49
02/28/95                                        10086.82            9749.98           10443.56
03/31/95                                           10363              10034              10757
04/30/95                                           10620              10246              11070
05/31/95                                           11030              10551              11507
06/30/95                                           11309              11001              11777
07/31/95                                           11746              11532              12170
08/31/95                                           11734              11617              12202
09/30/95                                           12212              11961              12714
10/31/95                                           12173              11791              12669
11/30/95                                           12664              12208              13227
12/31/95                                           12839              12256              13471
01/31/96                                           13304              12528              13935
02/29/96                                        13679.00           12806.00           14058.00

HOW PERFORMANCE COMPARES
The chart compares the Pacific Horizon Blue
Chip Fund to the S&P 500, which is an un-managed index often used as a performance benchmark for equity investments. The hypothetical investment in the S&P 500 does not reflect any sales or management fees that would be incurred if an investor were to actually purchase individual securities or mutual funds, while the performance of the Fund reflects all expenses and management fees and the effect of the maximum sales charge.

The Fund fared well compared to other growth funds. The average of growth funds as tracked by Lipper Analytical Services, Inc. measures the performance of other funds with investment objectives and policies similar to those of the Pacific Horizon Blue Chip Fund. An initial $10,000 investment in the Fund made on

                                                      --------------------------

                                                           AVERAGE ANNUAL RETURN

                                                       ----------------------------
                                                       1 year:                27.39%
                                                       .............................
                                                       Since inception
                                                         (1/13/94):           15.92%

                                                      --------------------------
January 31, 1994 would now be worth $13,679, while the same investment made in the Lipper Growth Funds Average would be worth only $12,806.

SEE INVESTMENT MANAGER INTERVIEW FOR FACTORS AFFECTING FUND PERFORMANCE.

The adviser and administrator are voluntarily waiving advisory and administrative fees for the Fund and administrative and advisory fees for the Master Investment Trust, in which the Fund is wholly invested. The administrator is also reimbursing expenses for the Fund. If the adviser and administrator had not waived fees and reimbursed expenses, total return would have been lower. This voluntary waiver of fees and reimbursement of expenses may be modified or terminated at any time, which would reduce the Fund's performance.

Investment return and principal value are historical and will vary with market conditions, so an investor's shares, when redeemed, may be worth more or less than their original cost.

Return figures for the Fund include change in share price, reinvestment of dividends and capital gains distributions, if any, and the effect of the maximum 4.50% sales charge.

S&P 500 is a registered trademark of Standard & Poor's Corporation. Lipper Analytical Services, Inc. is an independent mutual fund-monitoring organization.

Neither the S&P 500 nor the Lipper Growth Funds Average may be invested in directly.

PACIFIC HORIZON
ASSET ALLOCATION FUND



       [PHOTO]



ROBERT PYLES
Director of Equity
Bank of America NT&SA

Mr. Pyles manages the equity portion of the Asset Allocation Fund.

GOAL:

The Pacific Horizon Asset Allocation Fund seeks long-term growth from capital appreciation and dividend and interest income.

INVESTMENTS:

The Fund uses a balanced approach by investing in stocks, bonds and cash-equivalent securities.

APPROPRIATE FOR:

Investors seeking growth and income through a diversified portfolio of stocks and bonds.

INCEPTION:

January 18, 1994

SIZE OF FUND AS OF
FEBRUARY 29, 1996
Over $22 million


       [PHOTO]


STEVEN L. VIELHABER
Director of Taxable Fixed Income
Bank of America NT&SA

Mr. Vielhaber is a leading member of the investment management team for the fixed-income portion of the Asset Allocation Fund.

Q
    HOW DID YOU ALLOCATE THE FUND'S ASSETS AMONG STOCKS, BONDS AND CASH DURING THE RECENT 12 MONTHS?

A
    We held about 56% of the Fund's investments in stocks, with 40% in bonds and 4% in cash. That was roughly a neutral position for us, reflecting our belief that stocks and bonds were fairly valued on a relative basis. For the 12 months ended February 29, 1996, the Fund had a total return of 22.80% (without the sales charge) compared to the Fund's benchmarks, the Standard & Poor's 500 Stock Index and the Lehman Brothers Aggregate Index, which returned 34.60% and 12.24%, respectively.+

Q
    WHAT WAS THE BASIS FOR THAT DECISION?

A
    Stock prices climbed sharply during the year, but that increase was justified by strongly rising corporate earnings and lower bond yields. We also felt that stocks were a better value than low-yield cash instruments.

Q
    WHAT KIND OF STOCKS DID YOU CHOOSE FOR THE PORTFOLIO?

A
    We believe that earnings drive stock prices. We look for firms that we think can deliver strong profit growth over time and try to buy those firms' shares at reasonable prices. We also make moderate bets on specific sectors of the stock market -- we emphasize individual stock selection within the sectors.

During the recent period we felt that the economy was going through a temporary slowdown that would likely last six to nine months before giving way to faster economic growth. Those views encouraged us to reduce, but not eliminate, our moderate overweighting in economically sensitive sectors such as capital goods and technology. Firms such as Alco Standard (1.39% of net assets as of February 29, 1996), General Electric (2.04%), Intel (1.17%) and Emerson Electric (0.76%) performed well. We believe that they will continue to benefit from faster economic growth. What's more, they offer significant productivity benefits to their customers.

We also held shares of large growth companies such as Household International (1.23%) and Pfizer (0.60%). They performed well as investors sought to buy stocks of firms that can deliver solid earnings growth even in a slow economic environment.++

Q
    HOW DO YOU MANAGE THE BONDS IN THE PORTFOLIO?

A
    The bond portion of the portfolio includes government, corporate and mortgage securities. Its average duration generally stays close to the average for the Lehman Brothers Aggregate Bond Index. For the past 12 months, that meant an average duration of 4.5 to 5 years. Since a portfolio's average duration determines its sensitivity to changes in interest rates, we kept the average duration of the Fund's bonds pretty much in line with the market as a whole.

Q
    LOOKING AHEAD, DO YOU EXPECT TO MAKE SIGNIFICANT CHANGES IN THE FUND'S PORTFOLIO?

A
    It seems likely that the pace of economic growth will increase during the coming period, while inflation will likely remain low. In that environment, we'll continue to look for companies that can deliver steady earnings growth in a variety of conditions -- but also can benefit from an economic expansion. We expect to continue to hold a relatively stable mix of stocks, bonds and cash in the near term.

---------------
 + Fund performance with the 4.50% maximum sales charge was 17.27% for the period.

++ The composition of the Fund's holdings is subject to change.

PACIFIC HORIZON
ASSET ALLOCATION FUND
(AS OF FEBRUARY 29, 1996)

GROWTH OF A $10,000 INVESTMENT
(HYPOTHETICAL -- PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.)

                                                                                    LEHMAN BROTHERS
MEASUREMENT PERIOD                                             LIPPER FLEXIBLE      AGGREGATE BOND
(FISCAL YEAR COVERED)                               FUND        FUNDS AVERAGE           INDEX             S&P 500
1/31/94                                             9548              10000              10000              10000
2/28/94                                             9446               9663               9826               9730
3/31/94                                             9195            9311.08            9583.30            9303.96
4/30/94                                             9144            9330.45            9506.63            9424.26
5/31/94                                             9208            9359.77            9505.68            9579.29
6/30/94                                             9077            9196.77            9484.77            9342.29
7/31/94                                             9334            9388.69            9673.52            9651.24
8/31/94                                             9584            9618.83            9685.12           10043.95
9/30/94                                             9386            9449.71            9542.75            9801.79
10/31/94                                            9509            9501.61            9534.16           10025.96
11/30/94                                            9302            9273.96            9513.19            9657.91
12/31/94                                            9397            9351.99            9578.83            9798.82
1/30/95                                             9581            9453.05            9768.49           10053.49
2/28/95                                             9921            9732.77           10000.98           10443.56
3/31/95                                            10109               9956              10062              10757
4/30/95                                            10314              10149              10203              11070
5/31/95                                            10704              10485              10598              11507
6/30/95                                            10913              10702              10675              11777
7/31/95                                            11080              10972              10652              12170
8/31/95                                            11180              11064              10780              12202
9/30/95                                            11420              11310              10885              12714
10/31/95                                           11441              11247              11027              12669
11/30/95                                           11783              11590              11192              13227
12/31/95                                           11926              11744              11348              13471
1/31/96                                            12155              11988              11424              13935
2/29/96                                            12183           12066.00           11225.00           14058.00

HOW PERFORMANCE COMPARES

        The chart compares the Pacific Horizon Asset Allocation Fund to the S&P 500, which is an unmanaged index typically used as a performance benchmark for equity investments and to the Lehman Brothers Aggregate Index, an unmanaged index with investment policies similar to the Fund. Hypothetical investments in the S&P 500 and Lehman Brothers Aggregate Bond Index do not reflect any sales or management fees that would be incurred if an investor were to actually purchase individual securities or mutual funds, while the performance of the Fund reflects all expenses and management fees and the effect of the maximum sales charge.

                                 AVERAGE ANNUAL RETURN
                             -------------------------------
                             1 year:                 17.27%
                             ...............................
                             Since inception
                               (1/18/94):             9.83%

The Fund fared well compared to other asset allocation funds. The average of asset allocation funds as tracked by Lipper Analytical Services, Inc. measures the performance of other funds with investment objectives and policies similar to those of the Pacific Horizon Asset Allocation Fund. An initial $10,000 investment in the Fund made on January 31, 1994 would now be worth $12,183, while the same investment made in the Lipper Flexible Funds Average would be worth $12,066.

SEE INVESTMENT MANAGER INTERVIEW FOR FACTORS AFFECTING FUND PERFORMANCE.

The adviser and administrator are voluntarily waiving advisory and administrative fees for the Fund and administrative and advisory fees for the Master Investment Trust, in which the Fund is wholly invested. The administrator is also reimbursing all expenses for the Fund. If the adviser and administrator had not waived fees and reimbursed expenses, total return would have been lower. This voluntary waiver of fees and reimbursement of expenses may be modified or terminated at any time, which would reduce the Fund's performance.

Investment return and principal value are historical and will vary with market conditions, so an investor's shares, when redeemed, may be worth more or less than their original cost.

Return figures for the Fund include change in share price, reinvestment of dividends and capital gains distributions, if any, and the effect of the maximum 4.50% sales charge.

S&P 500 is a registered trademark of Standard & Poor's Corporation. Lipper Analytical Services, Inc. is an independent mutual fund-monitoring organization.

Neither the S&P 500 Index, the Lipper Flexible Funds Average, nor the Lehman Brothers Aggregate Bond Index may be invested in directly.

PACIFIC HORIZON
FLEXIBLE BOND FUND

----------------------

     [PHOTO]

----------------------

STEVEN L. VIELHABER
Director of Taxable Fixed Income
Bank of America NT&SA

Mr. Vielhaber is a leading member of the investment management team for the Flexible Bond Fund.

GOAL:

The Pacific Horizon Flexible Bond Fund seeks interest income and capital appreciation.

INVESTMENTS:

The Fund invests in a diversified portfolio of investment-grade, intermediate- and longer-term bonds, including corporate and government fixed-income obligations, mortgage-backed securities, municipal securities and cash equivalents.

APPROPRIATE FOR:

Investors who want interest income and capital appreciation from a diversified portfolio of fixed-income securities.

INCEPTION:

January 24, 1994

SIZE OF FUND AS OF
FEBRUARY 29, 1996:

Over $13 million

Q
    HOW DID YOU MANAGE THE FUND DURING THE RECENT PERIOD?

A
    The Fund maintained a relatively
    stable average duration of about 3.25 years during the 12 months ended February 29, 1996. That was relatively close to the average duration of the Fund's benchmark, the Lehman Brothers Government/Corporate Index. Duration is a measure of a fund's price sensitivity to changes in interest rates; thus, our Fund's share price was about as sensitive as the index to interest-rate changes. A duration of about three years is fairly short and means that the Fund's net asset value (NAV) is likely to be more stable than the NAVs of longer-duration portfolios. (The tradeoff for enhanced stability: potentially lower returns if interest rates fall.)

There are different ways to meet a specific duration target. For example, one way is to create an average duration of three years by combining very short-term issues with longer term issues. Instead of this strategy, we chose a "bulleted" approach, with a concentration in intermediate-term issues. We feel that our approach tends to provide better returns when the Federal Reserve reduces short-term interest rates, as it did during the recent period.

Our strategy resulted in a total return of 10.45% (without the sales charge) for the Fund for the 12-months ended February 29, 1996, compared to 10.76% for the Lehman Brothers Government/Corporate Intermediate Bond Index, for the same period.+
Q
    HOW DID YOU CHANGE THE FUND'S EXPOSURE TO DIFFERENT SECTORS OF THE BOND MARKET?

A
    We upgraded the credit quality of the Fund as the economy continued to slow. When the economy slows, investors tend to prefer bonds whose issuers are in a strong position to weather a sluggish environment. We sold our 5% stake in bonds rated BBB, which are at the low end of the investment-grade spectrum. We also reduced the maturity of our corporate holdings. That trimmed our risk in the corporate sector while allowing us to pick up some extra yield over Treasury bonds. Because of their high credit quality, the Fund's longer-maturity holdings were concentrated in Treasury securities.

Q
    WHAT DO YOU SEE AHEAD FOR THE BOND MARKET AND THE FUND?

A
    It seems likely that the economy will continue to grow at a relatively slow rate during the coming period. In this environment, the Fund will continue to emphasize higher-quality issues. We'll also concentrate on intermediate-term securities and maintain a relatively neutral average duration -- that is, one that is close to that of the Lehman Brothers index. And we'll continue to look for opportunities to add value by purchasing undervalued securities.

---------------
+ Fund performance with the 4.50% maximum sales charge was 5.48% for the period.

PACIFIC HORIZON
FLEXIBLE BOND FUND
(AS OF FEBRUARY 29, 1996)

GROWTH OF A $10,000 INVESTMENT
(HYPOTHETICAL -- PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.)

                                                                              LEHMAN BROTHERS
                                                            LIPPER INTER-        GOVERNMENT
                                                               MEDIATE           /CORPORATE
         MEASUREMENT PERIOD                                INVESTMENT FUNDS     INTERMEDIATE
        (FISCAL YEAR COVERED)                 FUND             AVERAGE           BOND INDEX
1/31/94                                             9551              10000              10000
02/28/94                                         9428.01            9691.54            9782.00
03/31/94                                         9299.11            9481.69            9542.34
04/30/94                                         9232.22            9398.46            9463.14
05/31/94                                         9235.03            9383.63            9446.11
06/30/94                                         9241.71            9365.66            9424.38
07/31/94                                         9359.38            9506.33            9612.87
08/31/94                                         9377.91            9525.75            9616.71
09/30/94                                         9327.81            9414.81            9471.50
10/31/94                                         9330.90            9400.45            9461.08
11/30/94                                         9298.83            9372.20            9444.05
12/31/94                                         9334.07            9418.40            9506.38
01/30/95                                         9469.25            9571.17            9688.90
02/28/95                                         9642.48            9772.16            9913.69
03/31/95                                            9698               9843               9971
04/30/95                                            9801               9972              10094
05/31/95                                           10082              10328              10399
06/30/95                                           10135              10393              10469
07/31/95                                           10141              10368              10470
08/31/95                                           10243              10483              10565
09/30/95                                           10323              10576              10641
10/31/95                                           10433              10706              10759
11/30/95                                           10561              10858              10900
12/31/95                                           10670              10994              11015
01/31/96                                           10767              11069              11109
2/29/96                                         10629.00           10882.00              10981

HOW PERFORMANCE COMPARES
The chart compares the Pacific Horizon
Flexible Bond Fund to the Lehman Brothers
Government/ Corporate Intermediate Bond
Index, which is an unmanaged index used as a performance benchmark for intermediate term investments.
The hypothetical investment in the index does not reflect any sales or management fees that would be incurred if an investor were to actually purchase individual

                                                      --------------------------

                                                          AVERAGE ANNUAL RETURN

                                                      ---------------------------
                                                      1 year:                  5.48%
                                                      ..............................
                                                      Since inception
                                                        (1/24/94):             3.14%

                                                      --------------------------
bonds, securities or mutual funds, while the performance of the Fund reflects all expenses and management fees and the effect of the maximum sales charge.

The Fund tracked other bond funds. The average of intermediate investment funds reported by Lipper Analytical Services, Inc. measures the performance of other funds with investment objectives and policies similar to those of the Pacific Horizon Flexible Bond Fund. An initial $10,000 investment in the Fund made on January 31, 1994 would be worth $10,629 on February 29, 1996, while the same investment made in the Lipper Intermediate Investment Funds Average would be worth $10,882.

SEE INVESTMENT MANAGER INTERVIEW FOR FACTORS AFFECTING FUND PERFORMANCE.

The adviser and administrator are voluntarily waiving advisory and administrative fees for the Fund and administrative and advisory fees for the Master Investment Trust, in which the Fund is wholly invested. The administrator is also reimbursing expenses for the Fund. If the adviser and administrator had not waived fees and reimbursed expenses, total return would have been lower. This voluntary waiver of fees and reimbursement of expenses may be modified or terminated at any time, which would reduce the Fund's performance.

Investment return and principal value are historical and will vary with market conditions, so an investor's shares, when redeemed, may be worth more or less than their original cost.

Return figures for the Fund include change in share price, reinvestment of dividends and capital gains distributions, if any, and the effect of the maximum 4.50% sales charge.

Lipper Analytical Services, Inc. is an independent mutual fund-monitoring organization.

Neither the Lipper Intermediate Investment Funds Average nor the Lehman Brothers Government/Corporate Intermediate Bond Index may be invested in directly.

SEAFIRST
BLUE CHIP FUND

----------------------
[PHOTO]
----------------------

JAMES D. MILLER, CFA
Chief Investment Officer
Bank of America Illinois
Investment Advisors Division

Mr. Miller is a leading member of the investment management team for the Blue Chip Fund.

GOAL:

The Seafirst Blue Chip Fund seeks long-term capital appreciation.

INVESTMENTS:

The Fund invests primarily in a diversified group of "blue chip" common stocks, which are included in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index.

APPROPRIATE FOR:

Investors who want to participate in the growth potential of some of America's major companies. The Fund is a diversified equity product that can be used as part of many investment strategies.

INCEPTION:

March 9, 1988

SIZE OF FUND AS OF
FEBRUARY 29, 1996:

Over $206 million

Q
    HOW DID YOU MANAGE THE FUND DURING THE RECENT PERIOD?

A
    We continued to manage the Fund in our very disciplined quantitative style and concentrated heavily on risk management. We start by neutralizing most of the divergent risk factors to the benchmark S&P 500. This includes sector and size risk, among others. By this, we mean that the portfolio's holdings are designed to mirror the sector allocations of the Standard & Poor's 500 Stock Index. Likewise, the portfolio's average weighted size should approximate that of the index.

The result is that our Fund is designed not to suffer or benefit any more than the index when a particular sector performs well or badly. Likewise, the Fund is designed not to decline more or less than the index when small- or large-capitalization stocks have an especially good or bad year. Since we keep risks in line with those in the benchmark, we attempt to add value through stock selection.

For the 12 months ended February 29, 1996, the Fund performed more or less in line with the index with a total return of 33.37%, compared to 34.60% for the S&P 500.

Q
    HOW IS THE FUND DIFFERENT FROM AN INDEX FUND?

A
    As I said before, unlike an index fund, we attempt to add value through individual security selection. Our goal is to buy the best stocks in each sector -- by which we mean the stocks that add the most potential reward to our portfolio for the least risk.

Q
    HOW DID YOU CHOOSE STOCKS DURING THE RECENT PERIOD?

A
    We looked at a number of different factors that can affect a stock's per-formance and weighted most heavily those having the most impact during the period. Then we used that information to select stocks that we believed would do well.

For example, during the past year one of the most important factors determining stock prices included something we call "earnings certainty." We found that people were buying shares of companies that had similar earnings estimates from different analysts.

Likewise, investors liked stocks of companies that had experienced the biggest increases in analysts' earnings estimates -- our "rising earnings expectations" model. And we discovered that investors were looking for companies whose shares were selling at a low multiple of earnings. Consequently, we purchased lower P/E stocks that demonstrated a clearer, brighter future earnings potential.

Q
    WHAT ARE SOME STOCKS YOU BOUGHT BASED ON THOSE THREE FACTORS?

A
    A number of our picks were large, well-known companies such as Chrysler (1.14% of net assets as of February 29, 1996) and Merck (1.56%), both of which scored well based on all three factors. Pepsico (2.43%) was particularly attractive as well, largely on the basis of rising earnings expectations and earnings certainty.+

Q
    ARE YOU PLANNING ANY IMPORTANT STRATEGIC CHANGES FOR THE COMING PERIOD?

A
    No. As always, we will make no attempt to forecast the direction of stock prices in general or specific market sectors. Instead, we will continue to keep track of the factors that are most likely to affect the returns of specific stocks. Then we will invest in stocks with the appropriate characteristics.

---------------
+ The composition of the Fund's holdings is subject to change.

SEAFIRST
BLUE CHIP FUND
(AS OF FEBRUARY 29, 1996)
GROWTH OF A $10,000 INVESTMENT
(HYPOTHETICAL -- PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.)
[GRAPH]

 MEASUREMENT PERIOD                                             LIPPER GROWTH
(FISCAL YEAR COVERED)                             FUND          FUNDS AVERAGE         S&P 500
03/31/88                                        10000.00              10000           10000.00
04/30/88                                        10178.67               9858           10125.00
05/31/88                                        10221.81               9790           10189.80
06/30/88                                        10699.34              10326           10660.57
07/31/88                                        10644.69              10185           10634.98
08/31/88                                        10280.06               9885           10258.80
09/30/88                                        10639.84              10260           10697.57
10/31/88                                        10857.56              10358           11006.73
11/30/88                                        10756.62              10147           10832.82
12/31/88                                        11039.32              10412           11025.65
01/31/89                                        11904.53              11059           11842.65
02/28/89                                        11573.03              10916           11535.92
03/31/89                                        11798.97              11165           11811.63
04/30/89                                        12437.42              11733           12437.65
05/31/89                                        12775.26              12241           12910.28
06/30/89                                        12620.41              12090           12844.44
07/31/89                                        13714.03              12965           14014.56
08/31/89                                        14111.78              13309           14269.63
09/30/89                                        13993.44              13348           14215.40
10/31/89                                        13704.17              12917           13898.40
11/30/89                                        14109.27              13110           14168.03
12/31/89                                        14380.07              13242           14510.90
01/31/90                                        13536.50              12366           13556.08
02/28/90                                        13802.89              12572           13713.33
03/31/90                                        14225.57              12950           14086.33
04/30/90                                        13964.35              12671           13749.67
05/31/90                                        15193.81              13877           15053.14
06/30/90                                        15169.73              13929           14962.82
07/31/90                                        15282.77              13680           14926.91
08/31/90                                        13828.93              12396           13567.07
09/30/90                                        13033.30              11666           12917.20
10/31/90                                        12975.58              11436           12873.29
11/30/90                                        13723.90              12203           13686.88
12/31/90                                        14130.52              12620           14068.74
01/31/91                                        14658.83              13449           14680.73
02/28/91                                        15521.05              14427           15730.40
03/31/91                                        15708.72              14895           16111.08
04/30/91                                        15539.72              14873           16149.75
05/31/91                                        16308.03              15507           16845.80

06/30/91                                        15682.54              14722           16074.26
07/31/91                                        16319.76              15497           16823.32
08/31/91                                        16477.25              15989           17222.04
09/30/91                                        16335.94              15838           16934.43
10/31/91                                        16647.59              16162           17161.35
11/30/91                                        15767.95              15532           16469.75
12/31/91                                        17304.01              17336           18353.89
01/31/92                                        17497.93              17379           18012.50
02/29/92                                        17760.28              17637           18246.67
03/31/92                                        17564.51              17082           17890.86
04/30/92                                        18171.76              16981           18416.85
05/31/92                                        18309.25              17105           18507.09
06/30/92                                        17926.78              16586           18231.33
07/31/92                                        18364.30              17180           18977.00
08/31/92                                        17708.02              16804           18587.97
09/30/92                                        17834.47              17082           18807.31
10/31/92                                        17660.87              17432           18871.25
11/30/92                                        18227.96              18327           19514.76
12/31/92                                        18203.22              18660           19754.79
01/31/93                                        18261.38              18913           19920.73
02/28/93                                        18645.22              18632           20191.65
03/31/93                                        18981.15              19160           20617.70
04/30/93                                        18934.40              18608           20118.75
05/31/93                                        19542.17              19300           20655.92
06/30/93                                        19407.23              19351           20715.82
07/31/93                                        19501.15              19293           20632.96
08/31/93                                        20182.11              20125           21414.95
09/30/93                                        19645.96              20314           21250.05
10/31/93                                        20270.95              20622           21689.93
11/30/93                                        20436.04              20206           21483.87
12/31/93                                        20522.67              20798           21743.83
01/31/94                                        20759.67              21459           22483.12
02/28/94                                        21434.69              21104           21871.58
03/31/94                                        21020.20              20089           20918.20
04/30/94                                        20130.92              20175           21188.67
05/31/94                                        20321.06              20284           21537.22
06/30/94                                        20570.62              19588           21004.39
07/31/94                                        20064.59              20118           21699.01
08/31/94                                        20814.34              21035           22581.94
09/30/94                                        21730.69              20610           22037.49
10/31/94                                        21104.32              20927           22541.49
11/30/94                                        20854.23              20131           21713.99
12/31/94                                        21081.30              20317           22030.80
01/31/95                                        21508.88              20458           22603.38
02/28/95                                           22481              21260              23480
03/31/95                                           23100              21855              24175
04/30/95                                           23659              22319              24879
05/31/95                                           24570              22984              25861
06/30/95                                           25194              23965              26469

07/31/95                                           26150              25120              27350
08/31/95                                           26124              25306              27424
09/30/95                                           27201              26060              28513
10/31/95                                           27109              25690              28473
11/30/95                                           28214              26597              29726
12/31/95                                           28605              26703              30276
01/31/96                                           29642              27293              31318
02/29/96                                           29984              27893              31604

HOW PERFORMANCE COMPARES

The chart compares the Seafirst Blue Chip Fund to the S&P 500 Index, which is an un-managed index often used as a performance benchmark for equity investments. The hypothetical investment in the S&P 500 Index does not reflect any sales or management fees that would be incurred if an investor were to actually purchase individual securities or mutual funds, while the performance of the Fund reflects all expenses and management fees.

The Fund fared well compared to other growth funds. The average of growth funds as tracked by Lipper Analytical Services, Inc. measures the performance of other funds with investment objectives and policies similar to those of the Seafirst Blue Chip Fund. An initial $10,000 investment in the Fund made on March 31, 1988 would now be worth $29,984, while the same investment made in the Lipper Growth Funds Average would be worth only $27,893.

SEE INVESTMENT MANAGER INTERVIEW FOR FACTORS AFFECTING FUND PERFORMANCE.

The adviser and administrator are voluntarily waiving advisory and administrative fees for the Master Investment Trust, in which the Fund is wholly invested. If the adviser and administrator had not waived fees, total return would have been lower. This voluntary waiver of fees may be modified or terminated at any time, which would reduce the Fund's performance.

Investment return and principal value are historical and will vary with market conditions, so an investor's shares, when redeemed, may be worth more or less than their original cost.

Return figures for the Fund include change in share price, reinvestment of dividends and capital gains distributions, if any.

S&P 500 is a registered trademark of Standard & Poor's Corporation. Lipper Analytical Services, Inc. is an independent mutual fund-monitoring organization.

Neither the S&P 500 nor the Lipper Growth Funds Average may be invested in directly.

                                                       ----------------------------
                                                           AVERAGE ANNUAL RETURN
                                                       ----------------------------
                                                       1 year:                33.37%
                                                       .............................
                                                       5 year:                14.06%
                                                       .............................
                                                       Since inception
                                                         (3/9/88):            14.78%
                                                       ----------------------------

SEAFIRST
ASSET ALLOCATION FUND

----------------------
[PHOTO]
----------------------

ROBERT PYLES
Director of Equity
Bank of America NT&SA

Mr. Pyles manages the equity portion of the Asset Allocation Fund.

GOAL:

The Seafirst Asset Allocation Fund seeks long-term growth from capital appreciation and dividend and interest income.

INVESTMENTS:

The Fund uses a balanced approach by investing in stocks, bonds and cash-equivalent securities.

APPROPRIATE FOR:

Investors seeking growth and income through a diversified portfolio of stocks and bonds.

INCEPTION:

March 9, 1988

SIZE OF FUND AS OF
FEBRUARY 29, 1996

Over $158 million
----------------------
[PHOTO]
----------------------

STEVEN L. VIELHABER
Director of Taxable Fixed Income
Bank of America NT&SA

Mr. Vielhaber is a leading member of the investment management team for the fixed-income portion of the Asset Allocation Fund.

Q
    HOW DID YOU ALLOCATE THE FUND'S ASSETS AMONG STOCKS, BONDS AND CASH DURING THE RECENT 12 MONTHS?

A
    We held about 56% of the Fund's investments in stocks, with 40% in bonds and 4% in cash. That was roughly a neutral position for us, reflecting our belief that stocks and bonds were fairly valued on a relative basis. For the 12 months ended February 29, 1996, the Fund had a total return of 22.44% compared to the Fund's benchmarks, the Standard & Poor's 500 Stock Index and the Lehman Brothers Aggregate Bond Index, which returned 34.60% and 12.24%, respectively.

Q
    WHAT WAS THE BASIS FOR THAT DECISION?

A
    Stock prices climbed sharply during the year, but that increase was justified by strongly rising corporate earnings and lower bond yields. We also felt that stocks were a better value than low-yield cash instruments.

Q
    WHAT KIND OF STOCKS DID YOU CHOOSE FOR THE PORTFOLIO?

A
    We believe that earnings drive stock prices. We look for firms that we think can deliver strong profit growth over time and try to buy those firms' shares at reasonable prices. We also make moderate bets on specific sectors of the stock market -- we emphasize individual stock selection within the sectors.

During the recent period we felt that the economy was going through a temporary slowdown that would likely last six to nine months before giving way to faster economic growth. Those views encouraged us to reduce, but not eliminate, our moderate overweighting in economically sensitive sectors such as capital goods and technology. Firms such as Alco Standard (1.39% of net assets as of February 29, 1996), General Electric (2.04%), Intel (1.17%) and Emerson Electric (0.76%) performed well. We believe that they will continue to benefit from faster economic growth. What's more, they offer significant productivity benefits to their customers.

We also held shares of large growth companies such as Household International (1.23%) and Pfizer (0.60%). They performed well as investors sought to buy stocks of firms that can deliver solid earnings growth even in a slow economic environment.+

Q
    HOW DO YOU MANAGE THE BONDS IN THE PORTFOLIO?

A
    The bond portion of the portfolio includes government, corporate and mortgage securities. Its average duration generally stays close to the average for the Lehman Brothers Aggregate Bond Index. For the past 12 months, that meant an average duration of 4.5 to 5 years. Since a portfolio's average duration determines its sensitivity to changes in interest rates, we kept the average duration of the Fund's bonds pretty much in line with the market as a whole.

Q
    LOOKING AHEAD, DO YOU EXPECT TO MAKE SIGNIFICANT CHANGES IN THE FUND'S PORTFOLIO?

A
    It seems likely that the pace of economic growth will increase during the coming period, while inflation will likely remain low. In that environment, we'll continue to look for companies that can deliver steady earnings growth in a variety of conditions -- but also can benefit from an economic expansion. We expect to continue to hold a relatively stable mix of stocks, bonds and cash in the near term.

---------------
+ The composition of the Fund's holdings is subject to change.

SEAFIRST
ASSET ALLOCATION FUND
(AS OF FEBRUARY 29, 1996)
GROWTH OF A $10,000 INVESTMENT
(HYPOTHETICAL -- PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.)
[GRAPH]

                                                                 LEHMAN BROTHERS
 MEASUREMENT PERIOD                            SEAFIRST ASSET     AGGREGATE BOND                       LIPPER FLEXIBLE
(FISCAL YEAR COVERED)                         ALLOCATION FUND         INDEX             S&P 500         FUNDS AVERAGE
3/31/88                                            10000              10000              10000              10000
4/30/88                                            10136               9946              10125               9797
5/31/88                                            10158               9879              10190               9759
6/30/88                                            10478              10117              10661              10044
7/31/88                                            10453              10064              10635               9966
8/31/88                                            10332              10090              10259               9838
9/30/88                                            10592              10319              10698              10076
10/31/88                                           10748              10513              11007              10181
11/30/88                                           10683              10385              10833              10096
12/31/88                                           10829              10396              11026              10204
1/31/89                                            11230              10546              11843              10518
2/28/89                                            11120              10470              11536              10438
3/31/89                                            11215              10515              11812              10571
4/30/89                                            11518              10735              12438              10867
5/31/89                                            11767              11017              12910              11168
6/30/89                                            11870              11352              12844              11208
7/31/89                                            12353              11594              14015              11717
8/31/89                                            12482              11425              14270              11833
9/30/89                                            12491              11483              14215              11860
10/31/89                                           12497              11765              13898              11695
11/30/89                                           12726              11877              14168              11845
12/31/89                                           12882              11909              14511              11946
1/31/90                                            12498              11767              13556              11520
2/28/90                                            12654              11805              13713              11620
3/31/90                                            12881              11813              14086              11763
4/30/90                                            12740              11705              13750              11597
5/31/90                                            13429              12051              15053              12181
6/30/90                                            13495              12245              14963              12247
7/31/90                                            13633              12414              14927              12234
8/31/90                                            12924              12248              13567              11668
9/30/90                                            12580              12349              12917              11402
10/31/90                                           12623              12506              12873              11362
11/30/90                                           13128              12775              13687              11789
12/31/90                                           13412              12974              14069              12057
1/31/91                                            13711              13135              14681              12482
2/28/91                                            14116              13247              15730              13013
3/31/91                                            14226              13338              16111              13241
4/30/91                                            14240              13482              16150              13259

5/31/91                                            14590              13561              16846              13620
6/30/91                                            14299              13554              16074              13220
7/31/91                                            14660              13742              16823              13583
8/31/91                                            14894              14039              17222              13895
9/30/91                                            14977              14324              16934              13941
10/31/91                                           15181              14483              17161              14164
11/30/91                                           14857              14616              16470              13871
12/31/91                                           15845              15050              18354              14976
1/31/92                                            15840              14846              18013              14929
2/29/92                                            15986              14942              18247              15110
3/31/92                                            15843              14859              17891              14828
4/30/92                                            16207              14966              18417              14855
5/31/92                                            16391              15248              18507              15025
6/30/92                                            16298              15459              18231              14904
7/31/92                                            16676              15774              18977              15341
8/31/92                                            16400              15933              18588              15209
9/30/92                                            16544              16123              18807              15381
10/31/92                                           16351              15909              18871              15336
11/30/92                                           16637              15912              19515              15638
12/31/92                                           16734              16165              19755              15862
1/31/93                                            16895              16475              19921              16123
2/28/93                                            17211              16763              20192              16230
3/31/93                                            17409              16834              20618              16610
4/30/93                                            17444              16952              20119              16454
5/31/93                                            17749              16974              20656              16736
6/30/93                                            17795              17281              20716              16862
7/31/93                                            17884              17380              20633              16915
8/31/93                                            18322              17684              21415              17496
9/30/93                                            18076              17731              21250              17584
10/31/93                                           18392              17797              21690              17820
11/30/93                                           18371              17646              21484              17554
12/31/93                                           18584              17741              21744              17956
1/31/94                                            19057              17981              22483              18422
2/28/94                                            18651              17668              21872              18084
3/31/94                                            18012              17231              20918              17424
4/30/94                                            18044              17093              21189              17451
5/31/94                                            18151              17092              21537              17504
6/30/94                                            17888              17054              21004              17208
7/31/94                                            18390              17393              21699              17566
8/31/94                                            18887              17414              22582              18003
9/30/94                                            18464              17158              22037              17762
10/31/94                                           18703              17143              22541              17801
11/30/94                                           18280              17105              21714              17390
12/31/94                                           18458              17223              22031              17520
1/31/95                                            18817              17564              22603              17627
2/28/95                                            19452              17982              23480              18136
3/31/95                                            19810              18090              24175              18486
4/30/95                                            20199              18343              24879              18847

5/31/95                                            20965              19053              25861              19849
6/30/95                                            21360              19192              26469              20260
7/31/95                                            21684              19150              27350              20771
8/31/95                                            21858              19382              27424              20943
9/30/95                                            22342              19570              28573              21408
10/31/95                                           22361              19824              28473              21288
11/30/95                                           23037              20122              29726              21937
12/31/95                                           23306              20403              30276              22229
1/31/96                                            23764              20538              31318              22258
2/29/96                                            23817              20183              31604              22403

HOW PERFORMANCE COMPARES
The chart compares the Seafirst Asset Allocation Fund to the S&P 500 Index, which is an unmanaged index typically used as a performance benchmark for equity investments and to the Lehman Brothers Aggregate Bond Index, an unmanaged index with investment policies similar to the Fund. Hypothetical investments in the S&P 500 Index and Lehman Brothers Aggregate Bond Index do not reflect any sales or management fees that would be incurred if an investor were to actually purchase individual securities or mutual funds, while the performance of the Fund reflects all expenses and management fees.

The Fund fared well compared to other asset allocation funds. The average of asset allocation funds as tracked by Lipper Analytical Services, Inc. measures the performance of other funds with investment objectives and policies similar to those of the Seafirst Asset Allocation Fund. An initial $10,000 investment in the Fund made on March 31, 1988 would now be worth $23,817, while the same investment made in the Lipper Flexible Funds Average would be worth $22,403.

SEE INVESTMENT MANAGER INTERVIEW FOR FACTORS AFFECTING FUND PERFORMANCE.

The adviser and administrator are voluntarily waiving advisory and administrative fees for the Master Investment Trust, in which the Fund is wholly invested. If the adviser and administrator had not waived fees, total return would have been lower. This voluntary waiver of fees may be modified or terminated at any time, which would reduce the Fund's performance.

Investment return and principal value are historical and will vary with market conditions, so an investor's shares, when redeemed, may be worth more or less than their original cost.

Return figures for the Fund include change in share price, reinvestment of dividends and capital gains distributions, if any.

S&P 500 is a registered trademark of Standard & Poor's Corporation. Lipper Analytical Services, Inc. is an independent mutual fund-monitoring organization.

Neither the S&P 500 Index, the Lipper Flexible Funds Average, nor the Lehman Brothers Aggregate Bond Index may be invested in directly.

                                                      --------------------------
                                                          AVERAGE ANNUAL RETURN
                                                      ---------------------------
                                                      1 year:                 22.44%
                                                      ..............................
                                                      5 year:                 11.06%
                                                      ..............................
                                                      Since inception
                                                        (3/9/88):             11.60%

                                                      --------------------------

SEAFIRST
BOND FUND

----------------------
[PHOTO]
----------------------

STEVEN L. VIELHABER
Director of Taxable Fixed Income
Bank of America NT&SA

Mr. Vielhaber is a leading member of the investment management team for the Bond Fund.

GOAL:

The Seafirst Bond Fund seeks interest income and capital appreciation.

INVESTMENTS:

The Fund invests in a diversified portfolio of investment-grade, intermediate- and longer-term bonds, including corporate and government fixed-income obligations, mortgage-backed securities, municipal securities and cash equivalents.

APPROPRIATE FOR:

Investors who want interest income and capital appreciation from a diversified portfolio of fixed-income securities.

INCEPTION:

March 9, 1988

SIZE OF FUND AS OF
FEBRUARY 29, 1996:

Over $47 million

Q
    HOW DID YOU MANAGE THE FUND DURING THE RECENT PERIOD?

A
    The Fund maintained a relatively stable average duration of about 3.25 years during the 12 months ended February 29, 1996. That was relatively close to the average duration of the Fund's benchmark, the Lehman Brothers Government/Corporate Intermediate Bond Index. Duration is a measure of a fund's price sensitivity to changes in interest rates; thus, our Fund's share price was about as sensitive as the index to interest-rate changes. A duration of about three years is fairly short and means that the Fund's net asset value
(NAV) is likely to be more stable than the NAVs of longer-duration portfolios. (The trade-off for enhanced stability: potentially lower returns if interest rates fall.)

There are different ways to meet a specific duration target. For example, one way is to create an average duration of three years by combining very short-term issues with longer term issues. Instead of this strategy, we chose a "bulleted" approach, with a concentration in intermediate-term issues. We feel that our approach tends to provide better returns when the Federal Reserve reduces short-term interest rates, as it did during the recent period.

Our strategy resulted in a total return of 9.90% for the Fund for the 12 months ended February 29, 1996, compared to 10.76% for the Lehman Brothers Government/Corporate Intermediate Bond Index, for the same period.
Q
    HOW DID YOU CHANGE THE FUND'S EXPOSURE TO DIFFERENT SECTORS OF THE BOND MARKET?

A
    We upgraded the credit quality of the Fund as the economy continued to slow. When the economy slows, investors tend to prefer bonds whose issuers are in a strong position to weather a sluggish environment. We sold our 5% stake in bonds rated BBB, which are at the low end of the investment-grade spectrum. We also reduced the maturity of our corporate holdings. That trimmed our risk in the corporate sector while allowing us to pick up some extra yield over Treasury bonds. Because of their high credit quality, the Fund's longer-maturity holdings were concentrated in Treasury securities.

Q
    WHAT DO YOU SEE AHEAD FOR THE BOND MARKET AND THE FUND?

A
    It seems likely that the economy will continue to grow at a relatively slow rate during the coming period. In this environment, the Fund will continue to emphasize higher-quality issues. We'll also concentrate on intermediate-term securities and maintain a relatively neutral average duration -- that is, one that is close to that of the Lehman Brothers index. And we'll continue to look for opportunities to add value by purchasing undervalued securities.

SEAFIRST
BOND FUND
(AS OF FEBRUARY 29, 1996)
GROWTH OF A $10,000 INVESTMENT
(HYPOTHETICAL -- PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.)

                                                               LEHMAN BROTHERS
                                                                   GOVERN-
                                                                MENT/CORPORATE    LIPPER INTERMED
 MEASUREMENT PERIOD                                              INTERMEDIATE     IATE INVESTMENT
(FISCAL YEAR COVERED)                             FUND              INDEX          GRADE AVERAGE
3/31/88                                         10000.00           10000.00              10000
4/30/88                                         10065.49            9983.00               9846
5/31/88                                         10123.87            9939.07               9793
6/30/88                                         10211.06           10097.11               9979
7/31/88                                         10230.43           10075.90               9956
8/31/88                                         10262.40           10091.02               9977
9/30/88                                         10412.00           10266.60              10155
10/31/88                                        10539.52           10406.23              10301
11/30/88                                        10473.95           10317.77              10208
12/31/88                                        10512.11           10327.06              10217
1/31/89                                         10635.20           10435.49              10339
2/28/89                                         10599.90           10391.66              10297
3/31/89                                         10672.93           10437.39              10327
4/30/89                                         10860.85           10647.18              10503
5/31/89                                         11073.69           10859.06              10716
6/30/89                                         11322.64           11132.71              10984
7/31/89                                         11507.96           11360.93              11195
8/31/89                                         11379.31           11214.37              11046
9/30/89                                         11449.77           11267.08              11101
10/31/89                                        11659.07           11504.81              11321
11/30/89                                        11760.60           11615.26              11404
12/31/89                                        11800.10           11646.62              11426
1/31/90                                         11737.14           11572.08              11301
2/28/90                                         11798.09           11613.74              11332
3/31/90                                         11834.71           11628.84              11341
4/30/90                                         11791.10           11588.14              11255
5/31/90                                         12038.06           11843.08              11523
6/30/90                                         12193.25           12001.77              11687
7/31/90                                         12360.60           12168.60              11842
8/31/90                                         12324.11           12118.71              11720
9/30/90                                         12397.09           12212.02              11781
10/31/90                                        12548.98           12353.68              11886
11/30/90                                        12735.16           12541.46              12107
12/31/90                                        12902.68           12713.28              12271
1/31/91                                         13017.85           12841.68              12397

2/28/91                                         13091.29           12944.41              12504
3/31/91                                         13168.91           13032.43              12597
4/30/91                                         13300.72           13174.49              12735
5/31/91                                         13390.36           13254.85              12813
6/30/91                                         13378.88           13264.13              12815
7/31/91                                         13521.45           13411.36              12957
8/31/91                                         13769.69           13667.52              13243
9/30/91                                         13981.84           13902.60              13498
10/31/91                                        14137.88           14061.09              13643
11/30/91                                        14293.35           14222.79              13777
12/31/91                                        14621.60           14569.83              14203
1/31/92                                         14461.80           14437.24              14021
2/29/92                                         14504.66           14493.55              14086
3/31/92                                         14442.50           14437.02              14022
4/30/92                                         14553.87           14564.07              14116
5/31/92                                         14763.85           14789.81              14373
6/30/92                                         14974.45           15008.70              14580
7/31/92                                         15246.21           15307.38              14926
8/31/92                                         15399.56           15460.45              15063
9/30/92                                         15599.31           15670.71              15268
10/31/92                                        15374.26           15466.99              15040
11/30/92                                        15296.69           15408.22              15001
12/31/92                                        15511.72           15614.69              15217
1/31/93                                         15795.64           15919.17              15525
2/28/93                                         16025.25           16170.70              15817
3/31/93                                         16074.70           16235.38              15890
4/30/93                                         16198.27           16365.26              16005
5/31/93                                         16170.61           16329.26              15999
6/30/93                                         16362.58           16585.63              16294
7/31/93                                         16398.77           16625.43              16377
8/31/93                                         16589.58           16889.78              16688
9/30/93                                         16635.29           16960.72              16748
10/31/93                                        16652.56           17006.51              16817
11/30/93                                        16560.74           16911.27              16677
12/31/93                                        16615.36           16989.07              16775
1/31/94                                         16793.09           17177.64              16994
2/28/94                                         16521.14           16803.17              16690
3/31/94                                         16273.48           16391.49              16322
4/30/94                                         16135.73           16255.44              16171
5/31/94                                         16112.77           16226.18              16139
6/30/94                                         16111.06           16188.86              16111
7/31/94                                         16328.64           16512.64              16355
8/31/94                                         16361.34           16519.25              16398
9/30/94                                         16239.47           16269.81              16226
10/31/94                                        16234.58           16251.91              16209
11/30/94                                        16159.78           16222.66              16163
12/31/94                                        16219.61           16329.73              16232
1/31/95                                         16470.35           16643.26              16482

2/28/95                                            16722              17029              16821
3/31/95                                            16834              17126              16927
4/30/95                                            17011              17338              17150
5/31/95                                            17505              17862              17763
6/30/95                                            17615              17982              17875
7/31/95                                            17600              17984              17832
8/31/95                                            17751              18147              18030
9/30/95                                            17870              18278              18190
10/31/95                                           18068              18481              18414
11/30/95                                           18266              18723              18676
12/31/95                                           18461              18920              18909
1/31/96                                            18602              19030              19038
2/29/96                                            18377              18861              18715

HOW PERFORMANCE COMPARES

The chart compares the Seafirst Bond Fund to the Lehman Brothers Government/Corporate Intermediate Bond Index, which is an unmanaged index used as a performance benchmark for intermediate term investments. The hypothetical investment in the index does not reflect any sales or management fees that would be incurred if an investor were to actually purchase individual bonds, securities or mutual funds, while the performance of the Fund reflects all expenses and management fees.

The Fund tracked other bond funds. The average of intermediate investment funds reported by Lipper Analytical Services, Inc. measures the performance of other funds with investment objectives and policies similar to those of the Seafirst Bond Fund. An initial $10,000 investment in the Fund made on March 31, 1988 would be worth $18,377 on February 29, 1996, while the same investment made in the Lipper Intermediate Investment Funds Average would be worth $18,715.

SEE INVESTMENT MANAGER INTERVIEW FOR FACTORS AFFECTING FUND PERFORMANCE.

The adviser and administrator are voluntarily waiving advisory and administrative fees for the Master Investment Trust, in which the Fund is wholly invested. The administrator is also reimbursing expenses for the Fund. If the adviser and administrator had not waived fees and reimbursed expenses, total return would have been lower. This voluntary waiver of fees and reimbursement of expenses may be modified or terminated at any time, which would reduce the Fund's performance.

Investment return and principal value are historical and will vary with market conditions, so an investor's shares, when redeemed, may be worth more or less than their original cost.

Return figures for the Fund include change in share price, reinvestment of dividends and capital gains distributions, if any.

Lipper Analytical Services, Inc. is an independent mutual fund-monitoring organization.

Neither the Lipper Intermediate Investment Grade Average nor the Lehman Brothers Government/Corporate Intermediate Bond Index may be invested in directly.

                                                      ------------------------------
                                                          AVERAGE ANNUAL RETURN
                                                      ------------------------------
                                                      1 year:                  9.90%
                                                      ..............................
                                                      5 year:                  7.08%
                                                      ..............................
                                                      Since inception
                                                        (3/9/88):              8.01%
                                                      ------------------------------

                           PACIFIC HORIZON FUNDS, INC.
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219

                         PACIFIC HORIZON BLUE CHIP FUND
                      PACIFIC HORIZON ASSET ALLOCATION FUND
                     PACIFIC HORIZON INTERMEDIATE BOND FUND

                            SEAFIRST RETIREMENT FUNDS
                                701 FIFTH AVENUE
                            SEATTLE, WASHINGTON 98104

                             SEAFIRST BLUE CHIP FUND
                         SEAFIRST ASSET ALLOCATION FUND
                               SEAFIRST BOND FUND

                       STATEMENT OF ADDITIONAL INFORMATION

         This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Proxy Statement and Prospectus dated April __, 1997 for the Special Meeting of Shareholders of the Blue Chip Fund (the "SRF Blue Chip Fund"), Asset Allocation Fund (the "SRF Asset Allocation Fund") and Bond Fund (the "SRF Bond Fund"), investment portfolios offered by Seafirst Retirement Funds ("Seafirst"), to be held on May 21, 1997. Copies of the Combined Proxy Statement and Prospectus may be obtained at no charge by calling 1-800-323-9919.

         This Statement of Additional Information consists of: (1) this Cover Page; (2) General Information about the Reorganization; (3) certain pro forma financial statements; (4) the Statement of Additional Information with respect to the SRF Shares of Pacific Horizon's Blue Chip Fund (the "PH Blue Chip Fund"), Asset Allocation Fund (the "PH Asset Allocation Fund") and Intermediate Bond Fund (the "PH Intermediate Bond Fund") dated April __, 1997; (5) the Statement of Additional Information with respect to the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund dated July 1, 1996; (6) the audited financial statements of Pacific Horizon's Blue Chip Fund, Asset Allocation Fund and Intermediate Bond Fund and their corresponding Blue Chip, Asset Allocation and Investment Grade Bond Portfolios of Master Investment Trust, Series I for the fiscal year ended February 28, 1996 which are contained in its Annual Reports to Shareholders which Annual Reports accompany this Statement of Additional Information and are herein incorporated by reference thereto; (7) the audited financial statements of Seafirst's Blue Chip Fund, Asset Allocation Fund and Bond Fund and their corresponding Blue Chip, Asset Allocation and Investment Grade Bond Portfolios of Master Investment Trust, Series I for the fiscal year ended February 29, 1996 which are contained in its Annual Report to Shareholders which Annual Report accompanies this Statement of Additional Information and is herein incorporated by reference thereto; (8) the unaudited financial statements of Pacific Horizon's Blue Chip Fund, Asset Allocation Fund and Intermediate Bond Fund and their corresponding Blue Chip, Asset Allocation and Investment Grade Bond Portfolios of Master Investment Trust, Series I for the six month period ended August 31, 1996 which are contained in its Semi-Annual Reports to Shareholders which Semi-Annual Reports accompany this Statement of Additional Information and are herein incorporated by reference thereto; and (9) the unaudited financial statements of Seafirst's Blue Chip Fund, Asset Allocation Fund and Bond Fund and their corresponding Blue Chip, Asset Allocation and Investment Grade Bond Portfolios of Master Investment Trust, Series I for the six month period ended August 31, 1996 which are contained in its Semi-Annual Report to Shareholders which Semi-Annual Report accompanies this Statement of Additional Information and is herein incorporated by reference thereto.

         Unless otherwise indicated, capitalized terms used herein and not otherwise defined have the same meanings as are given to them in the Combined Prospectus/Proxy Statement.

         Further information about the SRF Shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund is contained in and incorporated by reference to said Funds' Statement of Additional Information dated April __, 1997, copies of which are included herewith.

         Further information about the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund is contained in and incorporated by reference to said Funds' Statement of Additional Information dated July 1, 1996, copies of which are included herewith.

         The date of this Statement of Additional Information is April __, 1997.


                                                          TABLE OF CONTENTS

                                                                                               PAGE
                                                                                               ----


General Information...................................................................     1

Pro Forma Financial Statements........................................................     PF 1 - PF 30

Statement of Additional Information with respect
   to the SRF Shares of Pacific Horizon's Blue
   Chip Fund, Asset Allocation Fund and
   Intermediate Bond Fund dated April __, 1997 .......................................     SAI 1 - SAI B-14

Statement of Additional Information with respect
   to Seafirst's Blue Chip Fund, Asset Allocation
   Fund and Bond Fund dated July 1, 1996..............................................     SAI 1 - SAI B-14

Audited Financial Statements for the PH Blue Chip, PH Asset Allocation and PH
   Intermediate Bond Funds and their corresponding Blue Chip, Asset Allocation and Investment Grade Bond Portfolios of Master Investment Trust, Series I
   dated February 29, 1996............................................................     FS 1 - FS 64

Audited Financial Statements for the SRF Blue Chip, SRF Asset Allocation and SRF
   Bond Funds and their corresponding Blue Chip, Asset Allocation and Investment
   Grade Bond Portfolios of Master Investment Trust, Series I
   dated February 29, 1996............................................................     FS 65 - FS 104

Unaudited Financial Statement for the PH Blue Chip, PH Asset Allocation and PH
   Intermediate Bond Funds and their corresponding Blue Chip, Asset Allocation and Investment Grade Bond Portfolios of Master Investment Trust, Series I
   dated August 31, 1996 (includes unaudited financial statements for the
   Aggressive Growth Fund, Capital Income Fund, U.S. Government Securities Fund
   and Corporate Bond Fund which are not involved in the
   Reorganization)....................................................................     FS 105 - FS 203

Unaudited Financial Statements for the SRF Blue Chip, SRF Asset Allocation and
   SRF Bond Funds and their corresponding Blue Chip, Asset Allocation and
   Investment Grade Bond Portfolios of Master Investment Trust, Series I
   dated August 31, 1996  ............................................................     FS 204  - FS 241

                               GENERAL INFORMATION

         The shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund are being asked to approve or disapprove an Agreement and Plan of Reorganization dated as of April __, 1997 by and between Seafirst and Pacific Horizon and the transactions contemplated thereby. The Reorganization Agreement contemplates the transfer of all of the assets and known liabilities of Seafirst's Blue Chip Fund, Asset Allocation Fund and Bond Fund to Pacific Horizon's Blue Chip Fund, Asset Allocation Fund and Intermediate Bond Fund, respectively, and the issuance of SRF Shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund, such that each shareholder in the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund at the effective time of the reorganization will receive the same aggregate dollar value of full and fractional SRF Shares in the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund.

         A Special Meeting of Shareholders of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund to consider the Reorganization Agreement and the related transactions, will be held at the office of BISYS Fund Services, Inc., 3435 Stelzer Road, Columbus, Ohio 43219, on May 21, 1997 at 10:00 a.m. Eastern time. See the Combined Proxy Statement and Prospectus for further information about the transaction.

PACIFIC HORIZON ASSET ALLOCATION FUND
SEAFIRST ASSET ALLOCATION FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED) DECEMBER 31, 1996

                                                                                               PRO FORMA             PRO FORMA
                                                         PACIFIC HORIZON     SEAFIRST         ADJUSTMENTS             COMBINED
                                                              (000)           (000)              (000)                  (000)
ASSETS
Investment in Master Investment Trust Series 1
     --Asset Allocation Portfolio, at value                  $31,928          $169,043        ($200,971)(a)                 -
Investments at cost                                                -                 -          199,042 (a)           199,042
Interest Receivable                                                -                 -              989 (a)               989
Dividend Receivable                                                -                 -              195 (a)               195
Receivable for Fund shares sold                                    -                 -              812 (a)               812
Receivable from Administrator                                      -                 -               41 (b)                41
Cash                                                               -                 -                4 (a)                 4
Deferred organization costs, prepaid
     expenses and other receivables                               25                15               (9)(c)                31
------------------------------------------------------------------------------------------------------------------------------
     Total Assets                                             31,953           169,058              103               201,114
------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Dividends Payable                                                191             8,869                                  9,060
Accrued expenses and other payables:
     Investment Advisory fees                                      -                 -               31 (a)                31
     Reports to Shareholders                                      40                39               (1)(a)                78
     Administration fees                                           -                43                2 (a)                45
     Shareholder Servicing Fees                                    7                37                  (a)                44
     Audit fees                                                   13                13               29 (a)                55
     Transfer Agent fees                                          12                 -                  (a)                12
     Fund Accounting fees                                          6                 -               13 (a)                19
     Other                                                         2                23               29 (a)                54
------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                           271             9,024              103                 9,398
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                    31,682           160,034                                191,716
------------------------------------------------------------------------------------------------------------------------------

COMPOSITION OF NET ASSETS
Capital                                                       28,273           137,227                                165,500
Net unrealized appreciation on investments                     1,905            12,910                                 14,815
Accumulated Net Realized  (Losses)                             1,504             9,897                                 11,401
------------------------------------------------------------------------------------------------------------------------------
     Net Assets                                              $31,682          $160,034                               $191,716
------------------------------------------------------------------------------------------------------------------------------

NET ASSETS
    Class A                                                   31,003                 -                                 31,002
    Class K                                                      682                 -                                    680
    Class SRF                                                      -                 -          160,034               160,034
    Seafirst                                                       -           160,034         (160,034)                    -
------------------------------------------------------------------------------------------------------------------------------
                                                             $31,682          $160,034                               $191,716
------------------------------------------------------------------------------------------------------------------------------

Outstanding units of beneficial interest  (shares)
    Class A                                                    1,660                 -                                  1,660
    Class K                                                       36                 -                                     36
    Class SRF                                                      -                 -           10,392 (d)            10,392
    Seafirst                                                       -            10,392          (10,392)(d)                 -
------------------------------------------------------------------------------------------------------------------------------

Net asset value - redemption price per share
    Class A                                                   $18.67                 -                                 $18.67
    Class K                                                   $18.68                 -                                 $18.66
    Class SRF                                                      -                 -                                 $15.40
    Seafirst                                                       -            $15.40                                   -
------------------------------------------------------------------------------------------                    ----------------

Maximum Offering price
    Class A - Sales charge 4.50% of public
     offering price                                           $19.55                 -                                 $19.55
    Class K                                                   $18.68                 -                                 $18.68
    Class SRF                                                      -                 -                                 $15.40
    Seafirst                                                       -            $15.40                                      -
---------------------------------------------------------------------------------------                       ----------------

See notes to pro forma financial statements

PACIFIC HORIZON ASSET ALLOCATION FUND
SEAFIRST ASSET ALLOCATION FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED) DECEMBER 31, 1996

Pro Forma Adjustments

(a) The Pacific Horizon Asset Allocation Fund and The Seafirst Asset Allocation Fund operates in a master-feeder structure wherin it invests all of its assets in the Master Investment Trust, Series 1 -- Asset Allocation Portfolio ("The Master Portfolio"). Upon consumption of the Reorganization of the Seafirst Asset Allocation Fund into the Pacific Horizon Asset Allocation Fund the Pro Forma Combined Fund will with draw its investment in the Master Portfolio and engage Bank of America to manage its assets directly.
                 For the Pro Forma Statement of Assets and Liabilities we have assumed that the Pro Forma Combined Fund assumed all the individual assets and liabilities (including its portfolio of Investments) of the Master Portfolio as at December 31, 1996. This is reflected in the Pro Forma Adjustments column.

(b) The administrator will reimburse additional costs charged to the Fund relating to the accelerated write off of deferred organization costs of the Seafirst Asset Allocation Fund and the Master Investment Trust, Series 1 -- Asset Allocation Portfolio ("the Master Portfolio").

(c) Deferred organization costs would be written off in full for the Seafirst Asset Allocation Fund and the Master Investment Trust, Series 1 -- Asset Allocation Portfolio ($14,804 and $26,439 respectively).

(d) The new Class SRF shares of the Pacific Horizon Asset Allocation Fund will be issued at the NAV of the Seafirst Fund before dissolution.

PACIFIC HORIZON ASSET ALLOCATION FUND
SEAFIRST ASSET ALLOCATION FUND
PRO FORMA COMBINING STATEMENTS OF OPERATIONS (UNAUDITED)

                                                  PERIOD FROM       PERIOD FROM                              PERIOD FROM
                                               MARCH 1, 1996 TO   MARCH 1, 1996 TO                         MARCH 1, 1996 TO
                                                  DECEMBER 31,      DECEMBER 31,                              DECEMBER 31,
                                                      1996              1996                                      1996

                                               PACIFID HORIZON        SEAFIRST            PRO FORMA             PRO FORMA
                                                                                         ADJUSTMENTS             COMBINED
                                                    (000)              (000)                (000)                  (000)
INVESTMENT INCOME
Interest income                                        $611           $3,741                                   $4,352
Dividend income                                         239            1,462                                    1,701
----------------------------------------------------------------------------------------------------------------------
                                                        850            5,203                                    6,053
----------------------------------------------------------------------------------------------------------------------

EXPENSES
Advisory fees                                           115              742               (232)(e)               625
Administration fees                                      43              460               (269)(f)               234
Shareholder service fees                                 55              339                                      394
Transfer agent fees                                      33                -                    (g)                43
Custodian fees and expenses                               4               63                128 (h)               195
Registration and filing fees                             37               21                (21)(i)                37
Reports to Shareholders expenses                         36               20                                       56
Fund accounting fees and expenses                        43               96                (29)(j)               110
Amortization of organization costs                       23               17                 41 (k)                81
Audit fees                                               16               39                (39)(l)                16
Legal fees                                                5               44                                       49
Directors' fees                                           2               18                (12)(m)                 8
Other                                                     6               18                                       24
Expenses voluntarily reduced                           (142)            (593)               335 (n)              (400)
----------------------------------------------------------------------------------------------------------------------
Total expenses                                          276            1,284                (88)                1,472
----------------------------------------------------------------------------------------------------------------------
Net Investment Income (Loss)                            574            3,919                 88                 4,581
----------------------------------------------------------------------------------------------------------------------

REALIZED/UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS
Net realized gain on securities transactions         2,226           18,390                                   20,616
Net change in unrealized appreciation
 (depreciation) on investments                          573           (1,715)                                  (1,142)
----------------------------------------------------------------------------------------------------------------------
Net realized/unrealized gains (losses)
 on investments                                       2,799           16,675                                   19,474
----------------------------------------------------------------------------------------------------------------------
Change in net assets resulting from operations       $3,373          $20,594                $88               $24,055
----------------------------------------------------------------------------------------------------------------------

See notes to pro forma financial statements

PACIFIC HORIZON ASSET ALLOCATION FUND
SEAFIRST ASSET ALLOCATION FUND
PRO FORMA COMBINING STATEMENTS OF OPERATIONS (UNAUDITED)

Pro Forma Adjustments

                 For the period ended December 31, 1996 the Pacific Horizon Asset Allocation Fund and the Seafirst Asset Allocation Fund invested in the Master Investment Trust Series 1 Asset Allocation Portfolio ("the Master Portfolio"). The income stated for the Pacific Horizon Asset Allocation Fund and the Seafirst Asset Allocation fund represents investment income which was allocated from the Master Portfolio.

                 Each expense category of the Pacific Horizon Asset Allocation Fund and the Seafirst Asset Allocation Fund includes the Fund specific expense and the allocated amount for that expense category from the Master Portfolio.

(e) The Pro Forma Combined Fund's Advisory fee will decrease from 0.55% of the Pro Forma combined average daily net assets to 0.40% of average daily net assets. The Advisory expenses have been adjusted by 0.15% of the Pro forma Combined Fund's average net assets of $187 million.

(f) The Seafirst Asset Allocation Fund was charged administration fees at 0.29% of average daily net assets. The fund was also allocated administration fees from the Master Portfolio based on .05% of the Fund's average daily net assets. The Pro Forma Combined Fund's administration fees are based on 0.15% of the Pro Forma combined average daily net assets.

(g) The Pro forma Combined Fund will be charged additional Transfer Agent fees for the SRF shares.

(h) The Seafirst Retirement Asset Allocation Fund incurred custody fees of 0.03% of average daily net assets. The Pro Forma Combined Fund will only incurr custody fees based on 0.0125% of the pro forma Combined Fund's average daily net assets of $187 million.

(i) Registration Fees for the Pro Forma Combined Fund are expected to be identical to those of the Pacific Horizon Asset Allocation Fund.

(j) Legal Fees for the Pro Forma Combined Fund are expected to be identical to those charged at the Master Portfolio level.

(k) Organization costs of the Seafirst Asset Allocation Fund and of the Master Portfolio will be accelerated and written off in full.

(l) Audit Fees for the Pro Forma Combined Fund are expected to be identical to charges of the Pacific Horizon Asset Allocation Fund plus the audit fee charged at the Master Portfolio level.

(m) Directors Fees for the Pro Forma Combined Fund are expected to be the combined charges to the Pacific Horizon Asset Allocation Fund and the Seafirst Asset Allocation Fund.

(n) Bank of America will reimburse 0.25% and 0.21% in shareholder servicing fees of the SRF share class and the Pacific Horizon A Share class in order to maintain an expense ratio of 0.95% and 1.00% for each share class, respectively.

PACIFIC HORIZON BLUE CHIP FUND
SEAFIRST BLUE CHIP FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED) DECEMBER 31, 1996

                                                                   PACIFIC                          PRO FORMA         PRO FORMA
                                                                   HORIZON         SEAFIRST        ADJUSTMENTS         COMBINED
                                                                    (000)            (000)            (000)              (000)

ASSETS
Investment in Master Investment Trust Series 1
     -- Blue Chip Portfolio, at value                               $130,967        $252,705                           $383,672
Receivable from Administrator                                              -              64            15 (a)               79
Deferred organization costs, prepaid
     expenses and other receivables                                       30              15           (15)(b)               30
--------------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                    130,997         252,784             0              383,781
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Capital Gain Payable                                                       -          11,721                             11,721
Dividends Payable                                                        301             821                              1,122
Accrued expenses and other payables:
     Administration fees                                                   -              63                                 63
     Reports to Shareholders                                              38              46                                 84
     Transfer Agent fees                                                  38               -                                 38
     Shareholder Servicing fees                                           29              54                                 83
     Audit fees                                                           12              12                                 24
     Fund Accounting fees                                                  8               8                                 16
     Other                                                                25              11                                 36
--------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                   451          12,736                             13,187
--------------------------------------------------------------------------------------------------------------------------------

NET ASSETS                                                           130,546         240,048                            370,594
--------------------------------------------------------------------------------------------------------------------------------

COMPOSITION OF NET ASSETS
Capital                                                              109,872         175,105                            284,977
Net unrealized appreciation on investments                            19,715          61,947                             81,662
Accumulated net realized gains                                           959           2,996                              3,955
--------------------------------------------------------------------------------------------------------------------------------
     Net Assets                                                     $130,546        $240,048                           $370,594
--------------------------------------------------------------------------------------------------------------------------------

NET ASSETS
     Class A                                                         129,963               -                            129,963
     Class K                                                             583               -                                583
     Class SRF                                                             -               -       240,048              240,048
     Seafirst                                                              -         240,048                                  -
--------------------------------------------------------------------------------------------------------------------------------
                                                                    $130,546        $240,048                           $370,594
--------------------------------------------------------------------------------------------------------------------------------

Outstanding units of beneficial interest (shares)
     Class A                                                           5,542               -                              5,542
     Class K                                                              25               -                                 25
     Class SRF                                                             -               -        10,484 (c)           10,484
     Seafirst                                                              -          10,484       (10,484)(c)                -
--------------------------------------------------------------------------------------------------------------------------------

Net Asset Value - redemption price per share
     Class A                                                          $23.45               -                             $23.45
     Class K                                                          $23.45               -                             $23.45
     Class SRF                                                             -               -                             $22.90
     Seafirst                                                              -          $22.90                                  -
-----------------------------------------------------------------------------------------------                   --------------

Maximum Offering Price
     Class A - sales charge 4.50% of public offering price           $24.56                -                             $24.56
     Class K                                                         $23.45                -                             $23.45
     Class SRF                                                            -                -                             $22.90
     Seafirst                                                             -           $22.90                                  -
---------------------------------------------------------------------------------------------                     --------------

See notes to pro forma financial statements

PACIFIC HORIZON BLUE CHIP FUND
SEAFIRST BLUE CHIP FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED) DECEMBER 31, 1996

Pro Forma Adjustments
(a) The administrator will reimburse additional costs charged to the Fund relating to the accelerated write off of deferred organization costs of the Seafirst Blue Chip Fund.

(b) Deferred organization costs would be written off in full for the Seafirst Blue Chip Fund

(c) The new Class SRF shares of the Pacific Horizon Blue Chip Fund will be issued at the NAV of the Seafirst Fund before dissolution.

PACIFIC HORIZON BLUE CHIP FUND
SEAFIRST BLUE CHIP FUND
PRO FORMA COMBINING STATEMENTS OF OPERATIONS (UNAUDITED)

                                                         PERIOD FROM     PERIOD FROM                       PERIOD FROM
                                                        MARCH 1, 1996   MARCH 1, 1996                   MARCH 1, 1996 TO
                                                         TO DECEMBER     TO DECEMBER                       DECEMBER 31,
                                                           31, 1996        31, 1996                            1996

                                                       PACIFIC HORIZON     SEAFIRST        PRO FORMA         PRO FORMA
                                                                                          ADJUSTMENTS         COMBINED
                                                            (000)           (000)            (000)             (000)
INVESTMENT INCOME
Investment Income from Master
Investment Trust, Series I--
Blue Chip Portfolio:
Interest income                                              $140           $340                                  $480
Dividend income                                             1,725          4,138                                 5,863
-----------------------------------------------------------------------------------------------------------------------
                                                            1,865          4,478                                 6,343
-----------------------------------------------------------------------------------------------------------------------

Expenses allocated from Master Investment
Trust, Series 1 -- Blue Chip Portfolio:                       691          1,741             (671)(d)            1,761
Less: Fee waivers
    and expense reimbursements                               (197)          (563)             760 (e)                -
-----------------------------------------------------------------------------------------------------------------------
                                                              494          1,178               89                1,761
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Net Investment Income from Master Investmen
    Trust, Series I -- Blue Chip Portfolio                  1,371          3,300              (89)               4,582
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
Administration fees                                           118            553             (267)(f)              404
Shareholder service fees                                      198            477                                   675
Transfer agent fees                                           121              -               10 (g)              131
Custodian fees and expenses                                     -             57              (57)(h)                -
Registration and filing fees                                   39             34              (34)(i)               39
Reports to Shareholders expenses                               51             16                                    67
Fund accounting fees and expenses                              31              -                                    31
Amortization of organization costs                             24              6               15 (j)               45
Audit fees                                                     12             18              (18)(k)               12
Legal fees                                                      7             37              (24)(l)               20
Directors' fees                                                 2             10                                    12
Miscellaneous                                                  43             20              (43)(m)               20
Expenses voluntarily reduced                                 (119)          (595)             240 (n)             (474)
-----------------------------------------------------------------------------------------------------------------------
Total expenses                                                527            633             (178)                 982
-----------------------------------------------------------------------------------------------------------------------
Net Investment Income (Loss)                                  844          2,667               89                3,600
-----------------------------------------------------------------------------------------------------------------------

REALIZED/UNREALIZED GAINS (LOSSES) ON INVESTMENTS
  FROM MASTER INVESTMENT TRUST, SERIES 1 -
  BLUE CHIP PORTFOLIO:
Net realized gains on securities transactions               2,959         14,680                                17,639
Net change in unrealized depreciation on investments       13,227         22,042                                35,269
-----------------------------------------------------------------------------------------------------------------------
Net realized/unrealized gains (losses) on investments      16,186         36,722                                52,908
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Change in net assets resulting from operations            $17,030        $39,389              $89              $56,508
-----------------------------------------------------------------------------------------------------------------------


See notes to pro forma financial statements

PACIFIC HORIZON BLUE CHIP FUND
SEAFIRST BLUE CHIP FUND
PRO FORMA COMBINING STATEMENTS OF OPERATIONS (UNAUDITED)


Pro Forma Adjustments
(d) the gross Investment Advisory fees of the Master Blue Chip Portfolio will decrease from 0.75% of average daily net assets to 0.50% of average daily net assets. The expenses allocated from the Master Portfolio have been adjusted by 0.25% of the Pro forma Combined Fund's average net assets of $322 million.

(e)    Fees will no longer be waived at the Master Portfolio level.

(f) The Seafirst Retirement Blue Chip Fund charged administration fees at 0.29% of average daily net assets. The Pro Forma Combined Fund's administration fees are based on 0.15% of the Funds average daily net assets.

(g) The Pro Forma Combined Fund will be charged additional transfer agent fees as a result of the issunance od the new SRF share class.

(h) The Seafirst Retirement Blue Chip Fund incurred custody fees at 0.03% of average daily net assets. The Pro Forma Combined Fund will not incur custody fees at the feeder level. Custody fees are incurred at the Master Portfolio level and allocated to the feeders.

(i) Registration Fees for the Pro Forma Combined Fund are expected to be identical to charges to the Pacific Horizon Blue Chip Fund.

(j) Organization costs of the Seafirst Blue Chip will be accelerated and written off in full.

(k) Audit Fees for the Pro Forma Combined Fund are expected to be identical to charges to the Pacific Horizon Blue Chip Fund.

(l)    Legal fees are expected to be approximately $20,000

(m)    Miscellaneous expense are expected to be approximately $20,000

(n) Bank of America will reimburse the shareholder servicing fees of the SRF share class in order to maintain an expense ratio of 0.95% for that share class. Gross expenses of the ProForma Combined Fund are expected to be 1.20% approximately.

PACIFIC HORIZON INTERMEDIATE BOND FUND
SEAFIRST BOND FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED) DECEMBER 31, 1996

                                                      PACIFIC HORIZON           SEAFIRST          PRO FORMA         PRO FORMA
                                                                                                 ADJUSTMENTS         COMBINED
                                                           (000)                  (000)             (000)             (000)
ASSETS
Investment in Master Investment Trust Series 1
     --Investment Grade Bond Portfolio, at value              $20,777            $40,995                              $61,772
Receivable from Administrator                                      29                 13               11 (a)              43
Deferred organization costs, prepaid
     expenses and other receivables                                23                 12              (11)(b)              24
------------------------------------------------------------------------------------------------------------------------------
     Total Assets                                              20,829             41,020                               61,849
------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Dividends Payable                                                  95                183                                  278
Accrued expenses and other payables:
     Reports to Shareholders                                       34                 39                                   73
     Audit fees                                                    12                 14                                   26
     Administration fees                                            -                 10                                   10
     Shareholder Servicing fees                                     1                  9                                   10
     Fund Accounting fees                                           8                  -                                    8
     Transfer Agent fees                                            6                  -                                    6
     Other                                                          2                  1                                    3
------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                            158                256                                  414
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                     20,671             40,764                               61,435
------------------------------------------------------------------------------------------------------------------------------

COMPOSITION OF NET ASSETS
Capital                                                        20,846             43,175                               64,021
Net unrealized appreciation on investments                         (6)                11                                    5
Accumulated Net Realized (Losses)                               (169)            (2,422)                              (2,591)
------------------------------------------------------------------------------------------------------------------------------
     Net Assets                                               $20,671            $40,764                              $61,435
------------------------------------------------------------------------------------------------------------------------------

NET ASSETS
     Class A                                                   20,355                  -                               20,355
     Class K                                                      316                  -                                  316
     Class SRF                                                      -                  -           40,764              40,764
     Seafirst                                                       -             40,764          (40,764)                  -
------------------------------------------------------------------------------------------------------------------------------
                                                              $20,671            $40,764                              $61,435
------------------------------------------------------------------------------------------------------------------------------

Outstanding units of beneficial interest  (shares)
     Class A                                                    2,123                  -                                2,123
     Class K                                                       33                  -                                   33
     Class SRF                                                      -                  -            3,795 (c)           3,795
     Seafirst                                                       -              3,795           (3,795)(c)               -
------------------------------------------------------------------------------------------------------------------------------

Net asset value - redemption price per share
     Class A                                                    $9.59               -                                   $9.59
     Class K                                                    $9.58               -                                   $9.58
     Class SRF                                                      -               -                                  $10.74
     Seafirst                                                       -          $10.74                                       -
-----------------------------------------------------------------------------------------                      ---------------

Maximum Offering Price
     Class A - sales charge 4.50% of public offering price     $10.04               -                                  $10.04
     Class K                                                    $9.58               -                                   $9.58
     Class SRF                                                      -               -                                  $10.74
     Seafirst                                                       -
                                                                    -          $10.74                                       -
-----------------------------------------------------------------------------------------                      ---------------

See notes to pro forma financial statements

PACIFIC HORIZON INTERMEDIATE BOND FUND
SEAFIRST BOND FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED) DECEMBER 31, 1996

Pro Forma Adjustments
(a) The administrator will reimburse additional costs charged to the Fund relating to the accelerated write off of deferred organization costs of the Seafirst Bond Fund.

(b) Deferred organization costs would be written off in full for the Seafirst Bond Fund

(c) The new Class SRF shares of the Pacific Horizon Intermediate Bond Fund will be issued at the NAV of the Seafirst Fund before dissolution.

PACIFIC HORIZON INTERMEDIATE BOND FUND
SEAFIRST BOND FUND
PRO FORMA COMBINING STATEMENTS OF OPERATIONS (UNAUDITED)

                                                              PERIOD FROM       PERIOD FROM                      PERIOD FROM
                                                             MARCH 1, 1996     MARCH 1, 1996                    MARCH 1, 1996
                                                              TO DECEMBER       TO DECEMBER                    TO DECEMBER 31,
                                                                31, 1996          31,1996                            1996

                                                                PACIFIC                            PRO FORMA       PRO FORMA
                                                                HORIZON           SEAFIRST        ADJUSTMENTS      COMBINED
                                                                 (000)             (000)             (000)           (000)

INVESTMENT INCOME
Investment Income from Master Investment Trust,
   Series I -- Investment Grade Bond Portfolio:
Interest income                                                   $777            $2,231                             $3,008
----------------------------------------------------------------------------------------------------------------------------

Expenses allocated from Master Investment
Trust, Series 1 -- Investment Grade Bond Portfolio:                110               237             (73)(d)            274
Less: Fee waivers and expense reimbursements                       (51)             (130)            181 (e)              -
----------------------------------------------------------------------------------------------------------------------------
                                                                    59               107             108                274
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Net Investment Income from Master Investment
     Trust, Series I --Investment Grade Bond Portfolio             718             2,124            (108)             2,734
----------------------------------------------------------------------------------------------------------------------------

EXPENSES
Administration fees                                                 19               105             (51)(f)             73
Shareholder service fees                                            31                91                                122
Transfer agent fees                                                  7                 -              10 (g)             17
Custodian fees and expenses                                          -                11             (11)(h)              -
Registration and filing fees                                        43                20             (20)(i)             43
Reports to Shareholders expenses                                    23                38             (25)(j)             36
Fund accounting fees and expenses                                   13                 -              25 (k)             38
Amortization of organization costs                                  25                 5              11 (l)             41
Audit fees                                                           8                 7              (7)(m)              8
Legal fees                                                           1                10                                 11
Directors' fees                                                      -                 2                                  2
Miscellaneous                                                        2                 2                                  4
Expenses voluntarily reduced                                      (135)              (53)            (22)(n)           (210)
----------------------------------------------------------------------------------------------------------------------------
Total expenses                                                      37               238             (90)               185
----------------------------------------------------------------------------------------------------------------------------
Net Investment Income                                              681             1,886             (18)             2,549
----------------------------------------------------------------------------------------------------------------------------

REALIZED/UNREALIZED (LOSSES) ON INVESTMENTS FROM MASTER
  INVESTMENT TRUST, SERIES 1 -INVESTMENT GRADE BOND PORTFOLIO:
Net realized loss on securities transactions                     (169)             (434)                              (603)
Net change in unrealized depreciation on investments                (6)             (132)                              (138)
----------------------------------------------------------------------------------------------------------------------------
Net realized/unrealized gains (losses) on investments             (175)             (566)                              (741)
----------------------------------------------------------------------------------------------------------------------------
Change in net assets resulting from operations                    $506            $1,320            ($18)            $1,808
----------------------------------------------------------------------------------------------------------------------------

See notes to pro forma financial statements

PACIFIC HORIZON INTERMEDIATE BOND FUND
SEAFIRST BOND FUND
PRO FORMA COMBINING STATEMENTS OF OPERATIONS (UNAUDITED)

Pro Forma Adjustments
(d) the gross Investment Advisory fees of the Master Bond Portfolio will decrease from 0.45% of average daily net assets to 0.30% of average daily net assets. The expenses allocated from the Master Portfolio have been adjusted by 0.15% of the Pro forma Combined Fund's average net assets of $58 million.

(e)    Fees will no longer be waived at the Master Portfolio level.

(f) The Seafirst Retirement Bond Fund charged administration fees at 0.29% of average daily net assets. The Pro Forma Combined Fund's administration fees are based on 0.15% of the Funds average daily net assets.

(g) The Pro Forma Combined Fund will be charged additional Transfer Agent fees as a result of the issuance of the new SRF shares.

(h) The Seafirst Retirement Bond Fund charged custody fees at 0.03% of average daily net assets. The Pro Forma Combined Fund will not incur custody fees at the feeder level. Custody fees are incurred at the Master Portfolio level and allocated to the feeders.

(i) Registration Fees for the Pro Forma Combined Fund are expected to be identical to charges to the Pacific Horizon Intermediate Bond Fund.

(j) Reports to Shareholders for the Pro Forma Combined Fund are estimated to be approximately $36,000.

(k) Fund accounting fees will increase because waivers are eliminated as the assets of the Pro Forma Combined Fund will exceed $50 million.

(l) Organization costs of the Seafirst Bond Fund will be accelerated and written off in full.

(m) Audit Fees for the Pro Forma Combined Fund are expected to be identical to charges to the Pacific Horizon Intermediate Bond Fund.

(n) Bank of America will reimburse 0.25% in shareholder servicing fees of the SRF share class and the Pacific Horizon A Share class in order to maintain an expense ratio of 0.95% for each share class respectively. In addition, Bank of Amerca will reimburse expenses of 0.18% of Fund expenses.

MASTER INVESTMENT TRUST, SERIES I
BLUE CHIP PORTFOLIO
PRO FORMA STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)
DECEMBER 31, 1996

                                                                        BLUE CHIP       PRO FORMA         PRO FORMA
                                                                        PORTFOLIO      ADJUSTMENTS         COMBINED
ASSETS:
     Investments in securities at value (cost
         $339,630,050)                                                $425,227,949                     $425,227,949
     Cash                                                                      754                              754
     Contribution receivable                                             1,071,830                        1,071,830
     Dividends receivable                                                  725,134                          725,134
     Deferred organization costs and prepaid expenses                       31,745                           31,745
--------------------------------------------------------------------------------------------------------------------
Total assets                                                           427,057,412                      427,057,412
--------------------------------------------------------------------------------------------------------------------

LIABILITIES:
     Withdrawal payable                                                    573,834                          573,834
     Advisor fees payable                                                  168,967                          168,967
     Audit fees payable                                                     27,374                           27,374
     Legal fees payable                                                     21,430                           21,430
     Accounting fees payable                                                17,190                           17,190
     Custody fees payable                                                   15,687                           15,687
     Administration fees payable                                            11,284                           11,284
     Other accrued expenses                                                 34,104                           34,104
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                          869,870                          869,870
--------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                            $426,187,542                     $426,187,542
--------------------------------------------------------------------------------------------------------------------


See Notes to Pro Forma Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
BLUE CHIP PORTFOLIO
PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIOD ENDED DECEMBER 31, 1996

                                                            BLUE CHIP             PRO FORMA                PRO FORMA
                                                            PORTFOLIO            ADJUSTMENTS                COMBINED
INVESTMENT INCOME:
     Interest                                               $505,693                                        $505,693
     Dividends                                             6,099,214                                       6,099,214
---------------------------------------------------------------------------------------------------------------------
                                                           6,604,907                                       6,604,907
---------------------------------------------------------------------------------------------------------------------
EXPENSES:
     Advisory fees                                         2,143,085             (722,691)(a)              1,420,394
     Administration fees                                     142,872                                         142,872
     Fund accounting fees and expenses                       161,555                                         161,555
     Audit fees                                               27,936                                          27,936
     Custodian fees and expenses                              53,359                                          53,359
     Legal fees                                               33,615                                          33,615
     Trustees fees                                            17,115                                          17,115
     Amortization of organization costs                       11,606                                          11,606
     Other operating expenses                                 13,387                                          13,387
     Total Expenses                                        2,604,530             (722,691)                 1,881,839
---------------------------------------------------------------------------------------------------------------------
         Less: Fee waivers and expense
             reimbursements                                 (835,069)             835,069 (b)                      -
---------------------------------------------------------------------------------------------------------------------
                                                           1,769,461              112,378                  1,881,839
---------------------------------------------------------------------------------------------------------------------
Net Investment Income                                      4,835,446             (112,378)                 4,723,068
---------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN
     (LOSS) ON INVESTMENTS:
     Net realized gain on securities transactions         17,845,007                                      17,845,007
     Net change in unrealized appreciation
         (depreciation) on investments                    39,124,143                                      39,124,143
---------------------------------------------------------------------------------------------------------------------
Net Gain on Investments                                   56,969,150                                      56,969,150
---------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING
---------------------------------------------------------------------------------------------------------------------
  FROM OPERATIONS                                        $61,804,596            ($112,378)               $61,692,218
---------------------------------------------------------------------------------------------------------------------

See Notes to Pro Forma Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
BLUE CHIP PORTFOLIO
PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIOD ENDED DECEMBER 31, 1996


Pro Forma Adjustments
(a) The gross Investment Advisory fees of the Master Blue Chip Portfolio will decrease from 0.75% to 0.50% of average daily net assets of $341 million.

(b)    The Master Portfolio will not waive any fees for the Pro Forma Combined
       Fund

MASTER INVESTMENT TRUST, SERIES I
INVESTMENT GRADE BOND PORTFOLIO
PRO FORMA STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)
DECEMBER 31, 1996

                                                                           INVESTMENT
                                                                           GRADE BOND           PRO FORMA         PRO FORMA
                                                                           PORTFOLIO           ADJUSTMENTS         COMBINED
ASSETS:
     Investments in securities at value (cost
         $125,476,207)                                                     $125,228,892                         $125,228,892
     Cash                                                                         2,493                                2,493
     Contribution receivable                                                    164,207                              164,207
     Interest receivable                                                      2,048,675                            2,048,675
     Deferred organization costs and prepaid expenses                            28,551                               28,551
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                127,472,818                          127,472,818
-----------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
     Advisor fees payable                                                        30,294                               30,294
     Audit fees payable                                                          28,502                               28,502
     Legal fees payable                                                           5,935                                5,935
     Accounting fees payable                                                      3,380                                3,380
     Custody fees payable                                                         2,064                                2,064
     Administration fees payable                                                  3,018                                3,018
     Other accrued expenses                                                      24,307                               24,307
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                97,500                               97,500
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                 $127,375,318                         $127,375,318
-----------------------------------------------------------------------------------------------------------------------------

See Notes to Pro Forma Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
INVESTMENT GRADE BOND PORTFOLIO
PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIOD ENDED DECEMBER 31, 1996

                                                             INVESTMENT
                                                             GRADE BOND             PRO FORMA                PRO FORMA
                                                             PORTFOLIO             ADJUSTMENTS                COMBINED
INVESTMENT INCOME:
     Interest                                                $4,548,711                                     $4,548,711
-----------------------------------------------------------------------------------------------------------------------
                                                              4,548,711                                      4,548,711
-----------------------------------------------------------------------------------------------------------------------
EXPENSES:
     Advisory fees                                              331,171             (111,207)(a)               219,964
     Administration fees                                         36,797                                         36,797
     Fund accounting fees and expenses                           49,991                                         49,991
     Audit fees                                                  29,353                                         29,353
     Custodian fees and expenses                                 12,256                                         12,256
     Legal fees                                                   7,636                                          7,636
     Trustees fees                                                4,435                                          4,435
     Amortization of organization costs                          11,656                                         11,656
     Other operating expenses                                    (3,497)                                        (3,497)
-----------------------------------------------------------------------------------------------------------------------
     Total Expenses                                             479,798             (111,207)                  368,591
-----------------------------------------------------------------------------------------------------------------------
         Less: Fee waivers and expense
             reimbursements                                    (243,190)             243,190 (b)                     -
-----------------------------------------------------------------------------------------------------------------------
                                                                236,608              131,983                   368,591
-----------------------------------------------------------------------------------------------------------------------
Net Investment Income                                         4,312,103             (131,983)                4,180,120
-----------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN
     (LOSS) ON INVESTMENTS:
     Net realized gain on securities transactions              (562,868)                                      (562,868)
     Net change in unrealized appreciation
         (depreciation) on investments                          (26,896)                                       (26,896)
-----------------------------------------------------------------------------------------------------------------------
Net Gain on Investments                                        (589,764)                                      (589,764)
-----------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING
-----------------------------------------------------------------------------------------------------------------------
  FROM OPERATIONS                                            $3,722,339            ($131,983)               $3,590,356
-----------------------------------------------------------------------------------------------------------------------

See Notes to Pro Forma Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
INVESTMENT GRADE BOND PORTFOLIO
PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIOD ENDED DECEMBER 31, 1996

Pro Forma Adjustments
(a) The gross Investment Advisory fees of the Master Investment Grade Bond Portfolio will decrease from 0.45% to 0.30% of average daily net assets of $87 million.

(b)    The Master Portfolio will not waive any fees for the Pro Forma Combined
       Fund.


ASSET ALLOCATION PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------

Pro Forma Portfolio of Investments
December 31, 1996  (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE      PRO FORMA     PRO FORMA
                        DESCRIPTION                                    SHARES            (NOTE 2)   ADJUSTMENTS    COMBINED
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
AEROSPACE/DEFENSE - 0.23%
    AMR Corp. ...................................................      5,300             $467,063                  $467,063    0.23%
                                                                                      ----------------------------------------------
AIRLINES - 0.88%
   Boeing Co. ...................................................     16,500            1,755,188                 1,755,188    0.88%
                                                                                      ----------------------------------------------
ALUMINUM - 0.40%
   Aluminum Co. of  America......................................     12,400              790,500                   790,500    0.40%
                                                                                      ----------------------------------------------
AUTOMOBILES - 1.20%
   Ford Motor ...................................................     28,400              905,250                   905,250    0.45%
   General Motors Corp. .........................................     26,700            1,488,525                 1,488,525    0.75%
                                                                                      ----------------------------------------------
                                                                                        2,393,775                 2,393,775    1.20%
                                                                                      ----------------------------------------------
AUTOMOBILE PARTS - 0.15%
  Cooper Tire & Rubber ..........................................     15,600              308,100                   308,100    0.15%
                                                                                      ----------------------------------------------

BANKS - 3.27%
  BankOne Corp. .................................................     30,300            1,302,900                 1,302,900    0.65%
  Chase Manhattan Corp. .........................................     18,700            1,668,975                 1,668,975    0.84%
  CitiCorp ......................................................     15,800            1,627,400                 1,627,400    0.82%
  Wells Fargo Co. ...............................................      7,100            1,915,225                 1,915,225    0.96%
                                                                                      ----------------------------------------------
                                                                                        6,514,500                 6,514,500    3.27%
                                                                                      ----------------------------------------------
CHEMICALS - 2.20%
  Dow Chemical Co. ..............................................      6,100              478,088                   478,088    0.24%
  E.I. Du Pont De Nemours & Co. .................................     19,900            1,878,063                 1,878,063    0.94%
  Monsanto Corp. ................................................     52,100            2,025,388                 2,025,388    1.02%
                                                                                      ----------------------------------------------
                                                                                        4,381,538                 4,381,538    2.20%
                                                                                      ----------------------------------------------
COMMERICAL SERVICES - 0.40%
  AC Nielsen Corp. ..............................................          1                   15                        15
  Dun & Bradstreet Corp. ........................................      3,100               73,625                    73,625    0.04%
                                                                                      ----------------------------------------------
                                                                                           73,640                    73,640    0.04%

COMPUTER SOFTWARE - 2.57%
  Automatic Data Processing, Inc. ...............................     15,900              681,713                   681,713    0.34%
  First Data Corp. ..............................................     23,000              839,500                   839,500    0.42%
  Microsoft Corp. ...............................................     34,800            2,875,350                 2,875,350    1.44%
  Silicon Graphics ..............................................     28,100              716,550                   716,550    0.36%
                                                                                      ----------------------------------------------
                                                                                        5,113,113                 5,113,113    2.57%
                                                                                      ----------------------------------------------
COMPUTER HARDWARE - 3.49%
   Hewlett Packard Co. ..........................................     22,700            1,140,675                 1,140,675    0.57%
   IBM. .........................................................     13,700            2,068,700                 2,068,700    1.04%
  Seagate Technology ............................................     44,800            1,769,600                 1,769,600    0.89%
  Cisco Systems .................................................     30,800            1,959,650                 1,959,650    0.98%
                                                                                      ----------------------------------------------
                                                                                        6,938,625                 6,938,625    3.49%
                                                                                      ----------------------------------------------
DIVERSIFIED OPERATIONS- 0.36%
  Cognizant Corp. ...............................................      3,100              102,300                   102,300    0.05%
  Whitam Corp. ..................................................     27,200              622,200                   622,200    0.31%
                                                                                      ----------------------------------------------
                                                                                          724,500                   724,500    0.36%
                                                                                      ----------------------------------------------
ELECTRICAL PRODUCTS - 2.83%
  Emerson Electric Co. ..........................................     15,000            1,451,250                 1,451,250    0.73%
  General Electric Co. ..........................................     44,700            4,182,412                 4,182,412    2.10%
                                                                                      ----------------------------------------------
                                                                                        5,633,662                 5,633,662    2.83%
                                                                                      ----------------------------------------------
FINANCIAL SERVICES - 2.96%
  American Express ..............................................     42,100            2,378,650                 2,378,650    1.20%
  Household International, Inc. .................................     15,900            1,466,775                 1,466,775    0.74%
  Dean Witter Discover Co. ......................................     31,000            2,053,750                 2,053,750    1.03%
                                                                                      ----------------------------------------------
                                                                                        5,899,175                 5,899,175    2.96%
                                                                                      ----------------------------------------------
FOOD - 1.52%
  Conagra, Inc. .................................................     18,900              940,275                   940,275    0.47%
  Ralston Purina Co. ............................................     14,500            1,063,938                 1,063,938    0.53%
  Sara Lee Corp. ................................................     27,400            1,020,650                 1,020,650    0.51%
                                                                                      ----------------------------------------------
                                                                                        3,024,863                 3,024,863    1.52%
                                                                                      ----------------------------------------------
HEALTHCARE PRODUCTS -  0.67%
  Becton Dickinson & Co. ........................................     18,600              806,775                   806,775    0.41%
  Medtronic, Inc. ...............................................      7,700              523,600                   523,600    0.26%
                                                                                      ----------------------------------------------
                                                                                        1,330,375                 1,330,375    0.67%
INSURANCE - LIFE - 0.53%
Providian Corp. .................................................     20,600            1,058,325                 1,058,325    0.53%
                                                                                      ----------------------------------------------


ASSET ALLOCATION PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------

Pro Forma Portfolio of Investments
December 31, 1996  (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE      PRO FORMA     PRO FORMA
                        DESCRIPTION                                    SHARES            (NOTE 2)   ADJUSTMENTS    COMBINED
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
INSURANCE - PROPERTY AND CASUALTY - 1.37%
  American Intl. Group, Inc. ....................................     12,100            1,309,825                 1,309,825    0.66%
  Chubb Corp. ...................................................     26,300            1,413,625                 1,413,625    0.71%
                                                                                      ----------------------------------------------
                                                                                        2,723,450                 2,723,450    1.37%
                                                                                      ----------------------------------------------
HOUSEHOLD, GENERAL  PRODUCTS - 2.77%
  Archer-Daniels Midland Co. ....................................     51,100            1,124,200                 1,124,200    3.60%
  Colgate-Palmolive Co. .........................................      4,300              396,675                   396,675    0.20%
  Gillette Co. ..................................................     14,000            1,088,500                 1,088,500    0.55%
  Sherwin Williams ..............................................      8,200              459,200                   459,200    0.23%
  Newell Co. ....................................................     17,000              535,500                   535,500    0.27%
  Proctor & Gamble ..............................................     17,700            1,902,750                 1,902,750    0.96%
                                                                                      ----------------------------------------------
                                                                                        5,506,825                 5,506,825    2.77%
                                                                                      ----------------------------------------------
LEISURE - 0.80%
  Disney Walt Co. ...............................................     14,700            1,023,488                 1,023,488    0.51%
  Hilton Hotels Corp. ...........................................     14,700              384,038                   384,038    0.19%
  Mattel Inc. ...................................................      6,600              183,150                   183,150    0.09%
                                                                                      ----------------------------------------------
                                                                                        1,590,675                 1,590,675    0.80%
                                                                                      ----------------------------------------------
 MACHINERY - 1.00%
  General Signal Corp. ..........................................     16,500              705,375                   705,375    0.35%
  Illinois Tool Works Inc. ......................................     16,200            1,293,975                 1,293,975    0.65%
                                                                                      ----------------------------------------------
                                                                                        1,999,350                 1,999,350    1.00%
                                                                                      ----------------------------------------------
MANUFACTURING -SHIPBUILDING-0.03%
  Newport News Ship .............................................      3,560               53,400                    53,400    0.03%
                                                                                      ----------------------------------------------
MEDIA, PUBLISHING  - 0.76%
  Gannett, Inc. .................................................      3,900              292,013                   292,013    0.15%
  McGraw Hill Companies .........................................      8,900              410,513                   410,513    0.21%
  Time Warner, Inc. .............................................      9,100              341,250                   341,250    0.17%
  Tribune Co. ...................................................      6,000              473,250                   473,250    0.24%
                                                                                      ----------------------------------------------
                                                                                        1,517,025                 1,517,025    0.76%
                                                                                      ----------------------------------------------
MEDIA - BROADCASTING -  0.06%
  TCI Satellite Entertainment ...................................        780                7,703                     7,703    0.00%
  TeleCommunications, Inc. ......................................      7,800              101,888                   101,888    0.05%
                                                                                      ----------------------------------------------
                                                                                          109,590                   109,590    0.06%
                                                                                      ----------------------------------------------
METALS - 0.20%
  Newmont Mining Corp. ..........................................      8,900              398,275                   398,275    0.20%
                                                                                      ----------------------------------------------
MULTI INDUSTRIES - 2.90%
  Alco Standard Corp. ...........................................     36,900            1,801,713                 1,801,713    0.91%
  Tenneco, Inc. .................................................     17,800              803,225                   803,225    0.40%
  TRW, Inc. .....................................................     29,200            1,445,400                 1,445,400    0.73%
  Tyco, Int. ....................................................     32,700            1,729,013                 1,729,013    0.87%
                                                                                      ----------------------------------------------
                                                                                        5,779,350                 5,779,350    2.90%
                                                                                      ----------------------------------------------
OIL & GAS INTERNATIONAL - 2.24%
  Chevron Corp. .................................................     11,600              754,000                   754,000   27.33%
  Exxon Corp. ...................................................     18,500            1,813,000                 1,813,000   65.70%
  Mobil Oil. ....................................................      8,700            1,063,575                 1,063,575   38.54%
  Texaco, Inc. ..................................................      8,500              834,063                   834,063   30.23%
                                                                                      ----------------------------------------------
                                                                                        4,464,638                 4,464,638  161.80%
                                                                                      ----------------------------------------------
OIL & GAS PRODUCTION / SERVICES -  3.20%
  Coastal Corp. .................................................     19,000              928,625                   928,625    0.47%
  Columbia Gas Systems, Inc. ....................................     25,600            1,628,800                 1,628,800    0.82%
  El Paso Natural Gas Co. .......................................      1,655               83,578                    83,578    0.04%
  Panenergy Corp. ...............................................     19,400              873,000                   873,000    0.44%
  Halliburton Co. ...............................................     12,000              723,000                   723,000    0.36%
  Schlumberger Ltd. .............................................      6,500              649,188                   649,188    0.33%
  Williams Co. ..................................................     25,050              939,375                   939,375    0.47%
  USX Marathon Group. ...........................................     22,800              544,350                   544,350    0.27%
                                                                                      ----------------------------------------------
                                                                                        6,369,915                 6,369,915    3.20%
                                                                                      ----------------------------------------------
PAPER PRODUCTS - 0.70%
  Kimberly Clark Corp. ..........................................      8,400              800,100                   800,100
  International Paper Co. .......................................     14,500              585,438                   585,438    0.29%
                                                                                      ----------------------------------------------
                                                                                        1,385,538                 1,385,538    0.70%
                                                                                      ----------------------------------------------
PHARMACEUTICALS -  5.37%
  American Home Products ........................................     19,900            1,166,638                 1,166,638    0.59%
  Amgen, Inc. ...................................................      9,500              516,563                   516,563    0.26%
  Bristol - Meyers ..............................................     15,700            1,707,375                 1,707,375    0.86%
  Lilly ELI  & Co. ..............................................     18,700            1,365,100                 1,365,100    0.69%
  Abbot Laboratories ............................................     36,900            1,872,675                 1,872,675    0.94%
  Merck & Co, Inc. ..............................................     17,200            1,363,100                 1,363,100    0.68%
  Pfizer, Inc. ..................................................     15,700            1,301,138                 1,301,138    0.65%
  Schering Plough Corp. .........................................      9,800              634,550                   634,550    0.32%
  Warner Lambert Co. ............................................      5,100              382,500                   382,500    0.19%
  Johnson & Johnson .............................................      7,600              378,100                   378,100    0.19%
                                                                                      ----------------------------------------------
                                                                                       10,687,738                10,687,738    5.37%
                                                                                      ----------------------------------------------
PHOTOGRAPHY - 0.26%
  Eastman Kodak Co ..............................................      6,500              521,625                   521,625    0.26%


ASSET ALLOCATION PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------

Pro Forma Portfolio of Investments
December 31, 1996  (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE      PRO FORMA     PRO FORMA
                        DESCRIPTION                                    SHARES            (NOTE 2)   ADJUSTMENTS    COMBINED
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
RAILROAD - 0.69%
  Burlington Northern Santa FEC. ................................      9,300              803,288                   803,288    0.40%
  Union Pacific Corp. ...........................................      9,600              577,200                   577,200    0.29%
                                                                                     -----------------------------------------------
                                                                                        1,380,488                 1,380,488    0.69%
                                                                                     -----------------------------------------------
RETAIL - 2.07%
  Home Depo .....................................................     21,800            1,092,725                 1,092,725    0.55%
  May Dept Stores ...............................................     16,700              780,725                   780,725    0.39%
  Wal-Mart Stores, Inc. .........................................     68,000            1,555,500                 1,555,500    0.78%
  Price/Costco, Inc. ............................................     27,900              700,988                   700,988    0.35%
                                                                                     -----------------------------------------------
                                                                                        4,129,938                 4,129,938    2.07%
                                                                                     -----------------------------------------------
SEMICONDUCTORS -2.70%
  Intel Corp.....................................................     34,000            4,451,875                 4,451,875    2.24%
  Motorola, Inc..................................................     15,000              920,625                   920,625    0.46%
                                                                                     -----------------------------------------------
                                                                                        5,372,500                 5,372,500    2.70%
                                                                                     -----------------------------------------------
SOFT DRINKS, BEVERAGES - 1.44%
  Coca-Cola Co. .................................................     40,200            2,115,525                 2,115,525    1.06%
  Pepsico .......................................................     25,400              742,950                   742,950    0.37%
                                                                                     -----------------------------------------------
                                                                                        2,858,475                 2,858,475    1.44%
                                                                                     -----------------------------------------------
TELECOMMUNICATIONS EQUIPMENT - 0.38%
  3 Com Card ....................................................     10,400              763,100                   763,100    0.38%
                                                                                     -----------------------------------------------
TELECOMMUNICATIONS SERVICES - 3.05%
  AT&T...........................................................     12,100              526,350                   526,350    0.26%
  GTE ...........................................................     46,200            2,102,100                 2,102,100    1.06%
  MCI Communications Corp. ......................................     33,200            1,085,225                 1,085,225    0.55%
  Worldcom, Inc. ................................................     90,500            2,358,656                 2,358,656    1.19%
                                                                                     -----------------------------------------------
                                                                                        6,072,331                 6,072,331    3.05%
                                                                                     -----------------------------------------------
TOBACCO - 1.28%
  Philip Morris Cos., Inc. ......................................     22,600            2,545,325                 2,545,325    1.28%
                                                                                     -----------------------------------------------
TOYS -  0.35%
  Toys "R" U's, Inc. ............................................     23,500              705,000                   705,000    0.35%
                                                                                     -----------------------------------------------
UTILITIES, ELECTRIC - 0.37%
  Duke Power Co. ................................................     16,000              740,000                   740,000    0.37%
                                                                                     -----------------------------------------------
UTILITIES - GAS - 0.51%
  Pacific Enterprises ...........................................     33,400            1,014,525                 1,014,525    0.51%
                                                                                     -----------------------------------------------
Total Common Stocks - 57.83%
  (Cost $100,448,379) ......................................................         $115,096,013              $115,096,013   57.83%
                                                                                     -----------------------------------------------


ASSET ALLOCATION PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------

Pro Forma Portfolio of Investments
December 31, 1996  (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                              MATURITY      AMOUNT                 PRO FORMA     PRO FORMA
                       DESCRIPTION                  RATE       DATE         (000)        VALUE    ADJUSTMENTS     COMBINED
                       -----------                  ----      --------      ------       -----    -----------    ---------
U.S. GOVERNMENT OBLIGATIONS
U.S. TREASURY BONDS - 7.48%
  U.S. Treasury Bonds ........................     5.63%      02/15/06       1,900     $1,796,849              $1,796,849    0.90%
  U.S. Treasury Bonds ........................     8.13%      08/15/21       4,500      5,222,430               5,222,430    2.62%
  U.S. Treasury Bonds ........................    10.38%      11/15/12       6,100      7,861,557               7,861,557    3.95%
                                                                                     ---------------------------------------------
                                                                                       14,880,836              14,880,836    7.48%
                                                                                     ---------------------------------------------
U.S. TREASURY NOTES - 8.20%
  U.S. Treasury Notes ........................     7.75%      01/31/00       1,000      1,046,190               1,046,190    0.53%
  U.S. Treasury Notes ........................     7.88%      11/15/04      14,000     15,277,779              15,277,779    7.68%
                                                                                     ---------------------------------------------
                                                                                       16,323,969              16,323,969    8.20%
                                                                                     ---------------------------------------------
TOTAL U.S. GOVERNMENT OBLIGATIONS - 15.68%
   (Cost $31,209,255) ........................                                         31,204,805              31,204,805   15.68%
                                                                                     ---------------------------------------------
U.S. GOVERNMENT AGENCY OBLIGATIONS - 7.71%
  Federal Home Loan Mortage Corporation
  Pool  #G10304 ..............................     6.50%      04/01/09         851        835,927                 835,927    0.42%
  Pool #E60891 ...............................     6.50%      07/01/10       3,016      2,962,035               2,962,035    1.49%
  FHLMC Pool #297505 .........................     8.00%      01/06/17          12         12,361                  12,361    0.01%
  FHLMC Pool #533301 .........................    10.50%      01/04/19          32         35,494                  35,494    0.02%
  FHlMC Pool #544066 .........................     8.00%      01/12/19          12         11,860                  11,860    0.01%
  FNCI Pool #325602 ..........................     6.50%      10/01/10         553        543,218                 543,218    0.27%
  FNCI Pool #329451 ..........................     6.50%      03/01/11         975        957,434                 957,434    0.48%
  FNCI Pool #338029 ..........................     6.50%      03/01/11         405        397,147                 397,147    0.20%
  FNCI Pool #338572 ..........................     6.50%      03/01/11         661        648,659                 648,659    0.33%
  FNCI Pool #340676 ..........................     6.50%      03/01/11         974        956,066                 956,066    0.48%
  FNCI Pool #340686 ..........................     6.50%      03/01/11       1,241      1,218,477               1,218,477    0.61%


ASSET ALLOCATION PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------

Pro Forma Portfolio of Investments
December 31, 1996  (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE      PRO FORMA     PRO FORMA
                        DESCRIPTION                                        SHARES        (NOTE 2)   ADJUSTMENTS    COMBINED
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
Government National Mortage Association
  Pool #146301..............................     10.00%      02/15/16          89          97,579                    97,579    0.05%
  GNSF Pool #318567 ........................      8.00%      01/15/22          15          15,676                    15,676    0.01%
  GNSF Pool #317275 ........................      8.00%      02/15/22          14          14,702                    14,702    0.01%
  GNSF Pool #321799 ........................      8.00%      04/15/22         452         460,775                   460,775    0.23%
  GNSF Pool #323085 ........................      8.00%      05/15/22         933         952,169                   952,169    0.48%
  GNSF Pool #342065 ........................      8.00%      11/15/22         355         362,709                   362,709    0.18%
  FGLMC Pool #D66935 .......................      7.50%      01/01/26         390         390,195                   390,195    0.20%
  FGLMC Pool #D66969 .......................      7.50%      01/01/26         857         858,178                   858,178    0.43%
  FGLMC Pool #D68671 .......................      7.50%      02/01/26         597         597,383                   597,383    0.30%
  FGLMC Pool #D69671 .......................      7.50%      03/01/26          33          33,223                    33,223    0.02%
  FGLMC Pool #D70402 .......................      7.50%      03/01/26         100          99,719                    99,719    0.05%
  FGLMC Pool #D69839 .......................      7.50%      04/01/26         477         476,967                   476,967    0.24%
  FGLMC Pool #D69930 .......................      7.50%      04/01/26         466         466,738                   466,738    0.23%
  FGLMC Pool #D70086 .......................      7.50%      04/01/26         576         576,174                   576,174    0.29%
  FGLMC Pool #D71116 .......................      7.50%      05/01/26          98          97,674                    97,674    0.05%
  FGLMC Pool #D71404 .......................      7.50%      05/01/26       1,266       1,267,263                 1,267,263    0.64%
Total U.S. Government Agency Obligations                                            ------------------------------------------------
Cost $(4,846,653 ) .........................                                           15,345,804                15,345,804    7.71%
                                                                                    ------------------------------------------------
EURO BONDS -1.36%
  Republic of Italy Zero Coupon ............      0.00%      01/10/01       3,500       2,714,275                 2,714,275    1.36%
                                                                                    ------------------------------------------------
COMMERICAL PAPER DISCOUNT-1.24%
  Delmarva Power & Light ...................      6.57%      01/02/97       2,470       2,470,000                 2,470,000    1.24%
                                                                                    ------------------------------------------------
                                                                                                                               0.00%
                                                                                                                              ------
CORPORATE BONDS - 0.50%
  Lehman Brothers ..........................      5.75%      11/15/98       1,000         988,750                   988,750    0.50%
                                                                                    ------------------------------------------------
                                                                                                                               0.00%
                                                                                                                              ------
MEDIUM TERM NOTES - 15.69%
  Morgan Stanley Group MTN .................      5.63%      03/01/99       1,500       1,479,375                 1,479,375    0.74%
  Province of Quebec MTN ...................      7.98%      04/01/99       3,000       3,101,250                 3,101,250    1.56%
  General Motors Accept Corp. ..............      7.38%      04/25/00       2,000       2,047,500                 2,047,500    1.03%
  Bank of Nova Scotia ......................      9.00%      10/01/99       1,400       1,492,750                 1,492,750    0.75%
  GMAC .....................................      6.88%      07/15/01       2,000       2,015,000                 2,015,000    1.01%
  Ford Motor Credit ........................      9.50%      01/15/00       2,750       2,983,750                 2,983,750    1.50%
  International Lease Finance ..............      5.71%      02/01/00       1,600       1,564,000                 1,564,000    0.79%
  Chrysler Financial Corp.  ................      5.63%      02/16/01       2,500       2,400,000                 2,400,000    1.21%
  NationsBank Credit Card Master ...........      6.45%      04/15/03       3,500       3,529,999                 3,529,999    1.77%
  The Money Storetrust 1996-B ..............      7.38%      05/15/17       3,500       3,571,245                 3,571,245    1.79%
  Cook Co. IL GO ...........................      5.00%      11/15/23         800         714,000                   714,000    0.36%
  Comsat Corp ..............................      8.66%      11/30/6        2,500       2,759,375                 2,759,375    1.39%
  First Union Corp .........................      6.55%      10/15/35       3,600       3,564,000                 3,564,000    1.79%
                                                                                   -------------------------------------------------
                                                                                       31,222,244                31,222,244   15.69%
                                                                                   -------------------------------------------------

Total Corporate Obligations                                                        -------------------------------------------------
   (Cost $81297711.18) .......................                                        83,945,877                 83,945,877   42.17%
                                                                                   -------------------------------------------------

TOTAL INVESTMENTS 103.76%.
    (COST $184,216,089)........................                                       199,041,891                199,041,891
Other Liabilities in Excess of Assets  (-3.76%)                                       (7,325,586)                (7,325,586)
                                                                                   ----------------------------------------
NET ASSETS - 100%..............................                                     $191,716,305               $191,716,305
                                                                                   ----------------------------------------

-----------------------------------------------
 * Mortgage - backed pass - through obligations
** Discount Security

MASTER INVESTMENT TRUST, SERIES 1 -
BLUE CHIP PORTFOLIO
---------------------------------------------------------------------------

Pro Forma Portfolio of Investments
December 31, 1996 (Unaudited)
---------------------------------------------------------------------------

                 Description                 Shares         (Note 2)          Adjustment          Combined
                 -----------                 ------         --------          ----------          --------
COMMON STOCKS
AEROSPACE/DEFENSE - 1.02%
       Lockheed Martin Corp. .......        47,700         $4,364,550                            $4,364,550
                                                           ------------------------------------------------
AIRLINES - 0.36%
      AMR Corp .....................         17,600          1,551,000                             1,551,000
                                                            ------------------------------------------------
APPAREL - 0.79%
      Nike, Inc. ...................         56,600          3,381,850                             3,381,850
                                                            ------------------------------------------------
AUTOMOBILES -1.84%
     Chrysler Corp .................        128,100          4,227,300                             4,227,300
     General Motors Corp. ..........         64,700          3,607,025                             3,607,025
                                                            ------------------------------------------------
                                                             7,834,325                             7,834,325
                                                            ------------------------------------------------
BANKS - 8.70%
     Bank of Boston Corp. ..........         99,100          6,367,175                             6,367,175
     Citicorp ......................         96,900          9,980,700                             9,980,700
     Comerica ......................         85,400          4,472,825                             4,472,825
     First Union Corp. .............         80,900          5,986,600                             5,986,600
     Mellon Bank Corp. .............         65,300          4,636,300                             4,636,300
     NationsBank. Corp .............         57,700          5,640,175                             5,640,175
                                                            ------------------------------------------------
                                                            37,083,775                            37,083,775
                                                            ------------------------------------------------
BEVERAGES - SOFT DRINKS  - 3.37%
     Anheuser-Busch Companies, Inc..         52,800          2,112,000                             2,112,000
     Coca-Cola Co ..................        200,400         10,546,050                            10,546,050
     Pepsico .......................         58,000          1,696,500                             1,696,500
                                                            ------------------------------------------------
                                                            14,354,550                            14,354,550
                                                            ------------------------------------------------
CHEMICALS - 3.32%
     E.I. Du Pont de Nemours .......         77,700          7,332,938                             7,332,938
     Monsanto ......................        137,200          5,333,650                             5,333,650
     Morton International ..........         36,400          1,483,300                             1,483,300
                                                            ------------------------------------------------
                                                            14,149,888                            14,149,888
                                                            ------------------------------------------------
COMPUTER HARDWARE - 2.02%
     3COM Coro .....................         33,700          2,472,738                             2,472,738
     Compaq Computer Corp ..........         82,900          6,155,325                             6,155,325
                                                            ------------------------------------------------
                                                             8,628,063                             8,628,063
                                                            ------------------------------------------------
COMPUTER SOFTWARE - 6.09%
     Computer Associates ...........         67,650          3,365,588                             3,365,588
     Cisco Systems .................        103,100          6,559,738                             6,559,738
     Dell Computer .................         61,800          3,283,125                             3,283,125
     EMC Corp. Mass ................         68,800          2,279,000                             2,279,000
     Microsoft Corp ................        126,500         10,452,063                            10,452,063
                                                            ------------------------------------------------
                                                            25,939,513                            25,939,513
                                                            ------------------------------------------------
COSMETICS / TOILETRIES  -  2.59%
     Avon Products .................        101,600          5,803,900                             5,803,900
     Gillette Co. ..................         26,300          2,044,825                             2,044,825
     Tyco Labs, Inc. ...............         60,500          3,198,938                             3,198,938
                                                            ------------------------------------------------
                                                            11,047,663                            11,047,663
                                                            ------------------------------------------------
ELECTRICAL EQUIPMENT -4.45%
     General Electric Co. ..........       123,200         12,181,400                            12,181,400
     United Technologies Corp. .....       102,800          6,784,800                             6,784,800
                                                           ------------------------------------------------
                                                           18,966,200                            18,966,200
                                                           ------------------------------------------------
FINANCIAL SERVICES - 2.17%
     Merrill Lynch .................        62,500          5,093,750                             5,093,750
     Morgan Stanley ................        72,800          4,158,700                             4,158,700
                                                           ------------------------------------------------
                                                            9,252,450                             9,252,450
                                                           ------------------------------------------------
FOODS - 2.51%
     Conagra, Inc ..................        79,400          3,950,150                             3,950,150
     Hershey Foods Corp. ...........        67,500          2,953,125                             2,953,125
     Sara Lee Corp. ................       101,800          3,792,050                             3,792,050
                                                           ------------------------------------------------
                                                           10,695,325                            10,695,325
                                                           ------------------------------------------------
FOREST PRODUCTS AND PAPER - 1.55%
     Bemis Co. .....................        43,600          1,607,750                             1,607,750
     Kimberly-Clarke Corp. .........        17,300          1,647,825                             1,647,825
     Mead, Inc. ....................        57,900          3,365,438                             3,365,438
                                                           ------------------------------------------------
                                                            6,621,013                             6,621,013
                                                           ------------------------------------------------
HOUSEHOLD PRODUCTS - GENERAL  - 1.71%
     Clorox ........................        33,600          3,372,600                             3,372,600
     Proctor & Gamble ..............        36,500          3,923,750                             3,923,750
                                                           ------------------------------------------------
                                                            7,296,350                             7,296,350
                                                           ------------------------------------------------
INSURANCE - 3.57%
     Aetna, Inc. ...................        14,722          1,177,760                             1,177,760
     Allstate ......................       112,597          6,516,551                             6,516,551


MASTER INVESTMENT TRUST, SERIES 1 -
BLUE CHIP PORTFOLIO
---------------------------------------------------------------------------

Pro Forma Portfolio of Investments
December 31, 1996 (Unaudited)
---------------------------------------------------------------------------

                 Description           Shares              (Note 2)          Adjustment          Combined
                 -----------           ------              --------          ----------          --------
  Cigna ..........................    34,900               4,768,213                            4,768,213
  General re Corp. ...............    17,400               2,744,850                            2,744,850
                                                          ------------------------------------------------
                                                           5,207,374                           15,207,374
                                                          ------------------------------------------------
LEISURE - 1.46%
  Walt Disney Co. ................    73,178               5,095,018                            5,095,018
  King World Productions, Inc. ...    30,500               1,124,688                            1,124,688
                                                          ------------------------------------------------
                                                           6,219,706                            6,219,706
                                                          ------------------------------------------------
MACHINERY & EQUIPMENT - 0.99%
  Caterpillar, Inc. ..............    30,300               2,280,075                            2,280,075
  Ingersoll Rand Co. .............    43,700               1,944,650                            1,944,650
                                                          ------------------------------------------------
                                                           4,224,725                            4,224,725
                                                          ------------------------------------------------
MANUFACTUING - 0.45%
  Armstrong World Industries .....    27,400               1,904,300                            1,904,300
                                                          ------------------------------------------------

 MEDIA - PUBLISHING  - 1.11%
   New York Times Co. ............    75,000               2,850,000                            2,850,000
   Times Mirror ..................    37,900               1,885,525                            1,885,525
                                                          ------------------------------------------------
                                                           4,735,525                            4,735,525
                                                          ------------------------------------------------

MEDICAL - HOSPITAL MANAGEMENT
  SERVICES - 0.80%
  Columbia Healthcare Corp. (HCA)     83,700               3,410,775                            3,410,775
                                                          ------------------------------------------------

METALS - 1.44%
  Phelps Dodge ...................    50,700               3,422,250                            3,422,250
  USX - Steel ....................    86,700               2,720,213                            2,720,213
                                                          ------------------------------------------------
                                                           6,142,463                            6,142,463
                                                          ------------------------------------------------
MULTI - INDUSTRY - 2.59%
  Honeywell, Inc. ................    81,900               5,384,925                            5,384,925
  Johnson Controls, Inc. .........    26,100               2,163,038                            2,163,038
  Textron ........................    37,000               3,487,250                            3,487,250
                                                          ------------------------------------------------
                                                          11,035,213                           11,035,213
                                                          ------------------------------------------------
OIL / GAS - DOMESTIC - 2.06%
  Atlantic Richfield Co. .........    22,500               2,981,250                            2,981,250
  Phillips Petroleum Co. .........    65,300               2,889,525                            2,889,525
  Unocal Corp. ...................    71,600               2,908,750                            2,908,750
                                                          ------------------------------------------------
                                                           8,779,525                            8,779,525
                                                          ------------------------------------------------
OIL / GAS - INTERNATIONAL - 6.75%
  Exxon Corp. ....................    74,300               7,281,400                            7,281,400
  Mobil Corp. ....................    46,400               5,672,400                            5,672,400
  Royal Dutch Pete Co. ...........    26,300               4,490,725                            4,490,725
  Schlumberger Ltd. ..............    43,400               4,334,575                            4,334,575
  Texaco, Inc. ...................    71,600               7,025,750                            7,025,750
                                                          ------------------------------------------------
                                                          28,804,850                           28,804,850
                                                          ------------------------------------------------
PHARMACEUTICALS - 9.20%
  Abbott Labs ....................    91,700               4,653,775                            4,653,775
  Bristol-Meyers .................    54,400               5,916,000                            5,916,000
  Johnson & Johnson ..............   150,100               7,467,475                            7,467,475
  Merck & Co, Inc. ...............   139,100              11,023,675                           11,023,675
  Pfizer, Inc. ...................    74,400               6,165,900                            6,165,900
  Schering Plough Corp. ..........    61,300               3,969,175                            3,969,175
                                                          ------------------------------------------------
                                                          39,196,000                           39,196,000
                                                          ------------------------------------------------
RAILROAD - 1.05%
  Norfolk Southern Corp. .........    51,200               4,480,000                            4,480,000
                                                          ------------------------------------------------

RESTURANTS/LODGING - 1.18%
  Hospitality Franchise ..........    35,100               2,097,225                            2,097,225
  Marriott International, Inc. ...    52,800               2,917,200                            2,917,200
                                                          ------------------------------------------------
                                                           5,014,425                            5,014,425
                                                          ------------------------------------------------
RETAIL - 4.36%
  American Stores Co. ............   104,600               4,275,525                            4,275,525
  Gap, Inc. ......................   149,400               4,500,675                            4,500,675
  Home Depot, Inc. ...............    51,000               2,556,375                            2,556,375
   Sears Roebuck & Co. ...........    64,000               2,952,000                            2,952,000
  TJX Cos, Inc. ..................    90,900               4,306,388                            4,306,388
                                                          ------------------------------------------------
                                                          18,590,963                           18,590,963
                                                          ------------------------------------------------
SEMICONDUCTORS -  3.04%
  Intel Corp. ....................    98,900              12,949,719                           12,949,719
                                                          ------------------------------------------------

TECHNOLOGY - 1.37%
  International Business Machine      38,700               5,843,700                            5,843,700
                                                          ------------------------------------------------

TELECOMMUNICATIONS EQUIPMENT - 0.73%
  Harris Corp.....................    45,200               3,101,850                            3,101,850
                                                          ------------------------------------------------

TOBACCO - 2.03%
  Philip Morris Cos, Inc. ........    76,900               8,660,863                            8,660,863
                                                          ------------------------------------------------

MASTER INVESTMENT TRUST, SERIES 1 -
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Pro Forma Portfolio of Investments
December 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                 Description              Shares             (Note 2)          Adjustment          Combined
                 -----------              ------             --------          ----------          --------
COMMON STOCKS
TOYS - 0.43%
      Hasbro, Inc.. ...................   46,700              1,815,463                             1,815,463

UTILITIES - ELECTRIC - 2.97%
     Edison International .............  256,800              5,103,900                             5,103,900
     FPL Group, Inc. ..................   56,800              2,612,800                             2,612,800
     General Public Utilities .........  146,500              4,926,063                             4,926,063
                                                            -------------------------------------------------
                                                             12,642,763                            12,642,763
                                                            -------------------------------------------------
UTILITIES - GAS - 0.77%
     Pacific Enterprises ..............  108,100              3,283,538                             3,283,538
                                                            -------------------------------------------------
UTILITIES - TELECOMMUNICATIONS - 6.48%
     Ameritech Corp. ..................   89,300              5,413,813                             5,413,813
     AT&T .............................  148,800              6,472,800                             6,472,800
     Bellsouth Corp. ..................  138,500              5,591,938                             5,591,938
     GTE Corp. ........................   88,100              4,008,550                             4,008,550
     Nynex Corp. ......................   68,900              3,315,813                             3,315,813
     Sprint Corp. .....................   70,800              2,823,150                             2,823,150
                                                            -------------------------------------------------
                                                             27,626,063                            27,626,063
                                                            -------------------------------------------------
TOTAL COMMON STOCKS - 97.34%

    (COST  $329,288,481) ................                   414,836,311                           414,836,311
                                                            -------------------------------------------------


                                                                                  PRINCIPAL
                                                                  MATURITY          AMOUNT          VALUE     PRO FORMA   PRO FORMA
                                                       RATE         DATE            (000)         (NOTE 2)   ADJUSTMENT   COMBINED
                                                       ----       --------        --------        --------   ----------   --------
U.S. GOVERNMENT OBLIGATIONS - 2.44%
     U.S. Treasury Bill ...........................    4.95% *    01/23/97          3,636        $ 3,623,666              3,623,666
     U.S. Treasury Bill ...........................    4.78% *    02/06/97            134            133,315                133,315
     U.S. Treasury Bill ...........................    4.92% *    02/06/97            120            119,410                119,410
     U.S. Treasury Bill ...........................    5.05% *    02/06/97          1,055          1,049,678              1,049,678
     U.S. Treasury Bill ...........................    4.76% *    02/06/97            211            209,857                209,857
     U.S. Treasury Bill ...........................    4.70% *    02/06/97            573            569,933                569,933
     U.S. Treasury Bill ...........................    4.73% *    02/06/97            505            502,280                502,280
     U.S. Treasury Bill ...........................    4.84% *    02/06/97            715            711,059                711,059
     U.S. Treasury Bill ...........................    4.89% *    03/06/97            705            698,674                698,674
     U.S. Treasury Bill ...........................    4.94% *    03/06/97             57             56,489                 56,489
     U.S. Treasury Bill ...........................    4.99% *    01/06/97             42             41,912                 41,912
     U.S. Treasury Bill ...........................    4.99% *    01/23/97            351            349,906                349,906
     U.S. Treasury Bill ...........................    4.99% *    01/23/97          1,083          1,079,623              1,079,623
     U.S. Treasury Bill ...........................    5.00% *    01/23/97            459            457,569                457,569
     U.S. Treasury Bill ...........................    5.00% *    01/23/97            521            519,375                519,375
     U.S. Treasury Bill ...........................    5.07% *    01/30/97            270            268,895                268,895
                                                                                            ---------------------------------------
Total U.S. Government Obligations (cost $18,293,401) .......................................      10,391,638             10,391,638
                                                                                            ---------------------------------------

TOTAL INVESTMENT
     (COST $339,630,050 ) - 99.77% .........................................................     425,227,949
Other assets in excess of  liabilities - 0.23% .............................................         959,593                959,593
                                                                                            ---------------------------------------

NET ASSETS - 100.0% ........................................................................    $426,187,542           $426,187,542
                                                                                            =======================================


-----------------
* Effective Yield

MASTER INVESTMENT TRUST, SERIES 1 -
INVESTMENT GRADE BOND PORTFOLIO
-------------------------------------------------------------------------------

Pro Forma Portfolio Of Investments
December 31, 1996
-------------------------------------------------------------------------------

                                                                            PRINCIPAL
                                                                  MATURITY   AMOUNT        VALUE   PRO FORMA   PRO FORMA
                    DESCRIPTION                             RATE    DATE      (000)       (NOTE 2) ADJUSTMENT   COMBINED
                    -----------                             ----  --------  ---------     -------- ----------  ---------
ASSET BACKED SECURITIES - CREDIT CARDS  - 4.19%
Standard Credit Card Master Trust .......................   7.85%  02/07/02   $2,500     $2,609,036           $2,609,036
NationsBank Credit Card Master Trust ....................   6.45%  04/15/03    2,700      2,723,142            2,723,142
                                                                                       ----------------------------------
                                                                                          5,332,178            5,332,178    4.19%
                                                                                       ----------------------------------

ASSET BACKED SECURITIES - HOME EQUITY LOANS - 3.94%
Contimortgage Home Equity ...............................   6.60%  10/15/11    2,000      1,981,875            1,981,875
The Money Store Trust 1996 - B ..........................   7.38%  05/15/17    1,000      1,020,356            1,020,356
The Money Store Trust 1996 - B ..........................   7.07%  03/15/17    2,000      2,021,728            2,021,728
                                                                                       ----------------------------------
                                                                                          5,023,959            5,023,959    3.94%
                                                                                       ----------------------------------
COMMERCIAL PAPER - 2.85%
Delmarva Power & Light. .................................   6.57%  01/02/97    3,630      3,630,000            3,630,000    2.85%
                                                                                       ----------------------------------

CORPORATE OBLIGATIONS - 5.13%
General Motors Accept Corp. .............................   6.88%  07/15/01    2,000      2,015,000            2,015,000
Household Finance Co. ...................................   6.45%  03/15/01    2,000      1,992,500            1,992,500
Texas Instruments, Inc. .................................   6.88%  07/15/00    2,500      2,528,125            2,528,125
                                                                                       ----------------------------------
                                                                                          6,535,625            6,535,625    5.13%
                                                                                       ----------------------------------

EURO BONDS - 2.01%
Republic of Italy .......................................   0.00%  10/01/01    3,300      2,559,173            2,559,173    2.01%
                                                                                      ----------------------------------

MEDIUM TERM NOTES - 26.82%
Associates Corp. ........................................   6.35%  06/29/00    3,000      2,988,750            2,988,750
Comsat Corp. ............................................   8.66%  11/30/06    2,500      2,759,375            2,759,375
Eaton Off Shore Ltd. ....................................   9.00%  02/15/01    4,500      4,865,625            4,865,625
General Motors Accept Corp. .............................   7.38%  04/25/00    3,000      3,071,250            3,071,250
Heller Financial  .......................................   0.69%  09/13/99    3,000      3,033,750            3,033,750
International Lease Finance .............................   0.62%  06/01/00    4,500      4,449,375            4,449,375
John Deere ..............................................   5.76%  12/06/99    5,000      4,856,250            4,856,250
McDonnell Douglas Finance Corp ..........................   6.50%  12/06/99    2,000      1,970,000            1,970,000
Sears Roebuck Co. .......................................   6.58%  06/15/00    2,000      2,000,000            2,000,000
USL Capital Corp. .......................................   8.13%  02/15/00    4,000      4,165,000            4,165,000
                                                                                       ----------------------------------
                                                                                         34,159,375           34,159,375   26.82%
                                                                                       ----------------------------------

U.S. GOVERNMENT AGENCY NOTES - 3.11%
Federal Home Loan Mortage Corp. Pool #303528 ............   6.00%  08/01/01    2,173      2,121,227            2,121,227
Federal Home Loan Mortage Corp. Pool #131579 ............   6.50%  07/01/04      151        144,523              144,523
Federal Home Loan Mortage Corp. Pool #286087 ............   8.00%  06/01/24      750        763,817              763,817
Government National Mortage Assoc. Pool #136688 .........  10.00%  09/15/15       26         28,643               28,643
Government National Mortage Assoc. Pool #166744 .........  10.00%  07/15/16      357        390,808              390,808
Government National Mortage Assoc. Pool #209480 .........  10.00%  07/15/17       80         87,483               87,483
Government National Mortage Assoc. Pool #227082 .........  10.00%  08/15/17      113        123,553              123,553
Federal Home Loan Mortage Corp. Pool #160034 ............   8.50%  12/01/07       65         66,858               66,858
Federal Home Loan Mortage Corp. Pool #549837 ............   8.00%  07/01/10      200        203,640              203,640
Federal Home Loan Mortage Corp. Pool #284343 ............   8.00%  12/01/16       11         10,929               10,929
Federal Home Loan Mortage Corp. Pool #297505 ............   8.00%  06/01/17       18         18,257               18,257
                                                                                       ----------------------------------
                                                                                          3,959,737            3,959,737    3.11%
                                                                                       ----------------------------------

MASTER INVESTMENT TRUST, SERIES 1 -
INVESTMENT GRADE BOND PORTFOLIO
------------------------------------------------------------------------------

Pro Forma Portfolio Of Investments
December 31, 1996
------------------------------------------------------------------------------

U.S TREASURY BONDS - 3.69%
U.S. Treasury Bonds ...........................    10.38%  11/15/09    $3,800      $4,698,320          $4,698,320      3.69%
                                                                                 --------------------------------

U.S. TREASURY NOTES - 46.58%
U.S. Treasury Notes ...........................     7.00%  07/15/06     3,000       3,116,310           3,116,310
U.S. Treasury Notes ...........................     7.75%  11/30/99     4,500       4,701,015           4,701,015
U.S. Treasury Notes ...........................     7.75%  01/31/00    18,500      19,354,513          19,354,513
U.S. Treasury Notes ...........................     7.88%  11/15/04     5,500       6,001,984           6,001,984
U.S. Treasury Notes ...........................     5.63%  11/30/00    22,500      22,093,423          22,093,423
U.S. Treasury Notes ...........................     6.63%  06/30/01     4,000       4,063,280           4,063,280
                                                                                 --------------------------------
                                                                                   59,330,525          59,330,525     46.58%
                                                                                 --------------------------------
TOTAL INVESTMENTS - 98.31%
(Cost $125,476,207 ) .........................................................    125,228,892         125,228,892     98.31%
Other Assets in Excess of Liabilities - 1.69% ................................      2,146,426           2,146,426      1.69%
                                                                                 --------------------------------

NET ASSETS - 100% ............................................................   $127,375,318        $127,375,318    100.00%
                                                                                 ================================

              NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF COMBINATION

The unaudited Pro Forma Combining Financial Statements reflect the accounts of the Seafirst Blue Chip Fund ("SRF Blue Chip Fund"), Seafirst Asset Allocation Fund ("SRF Asset Allocation Fund") and the Seafirst Bond Fund ("SRF Bond
Fund") (each also referred to herein as a "Seafirst Fund" and collectively, the "Seafirst Funds") and the Pacific Horizon Blue Chip Fund ("PH Blue Chip Fund"), the Pacific Horizon Asset Allocation Fund ("PH Asset Allocation Fund"), and the Pacific Horizon Intermediate Bond Fund ("PH Intermediate Bond Fund")(each also referred to herein as a "Pacific Horizon Fund" and collectively, the "Pacific Horizon Funds") as of and for the ten months ended December 31, 1996. These statements have been derived from books and records utilized in calculating daily net asset values at December 31, 1996.

The pro forma financial statements give effect to the proposed transfers of the assets and stated liabilities of the SRF Blue Chip Fund, SRF Asset Allocation Fund and SRF Bond Fund in exchange for SRF shares of the PH Blue Chip Fund, PH Asset Allocation Fund and PH Intermediate Bond Fund, respectively. The Seafirst Funds and the Pacific Horizon Funds seek to achieve their investment objectives by investing substantially all of their investable assets in the corresponding portfolios of Master Investment Trust, Series 1 (the "Master Trust"), an open end management investment company advised by Bank of America National Trust and Saving Association ("Bank of America"). The Blue Chip Master Portfolio, Asset Allocation Master Portfolio and Investment Grade Bond Master Portfolio (collectively, the "Master Portfolios") of the Master Trust have the same investment objectives and policies as those of each corresponding Seafirst Fund and Pacific Horizon Fund. The Pro Forma Financial statements have been prepared on the assumption that the PH Blue Chip Fund and the PH Intermediate Bond Fund will continue to invest in their corresponding Master Portfolios, while the PH Asset Allocation Fund will withdraw its investment from the Asset Allocation Master Portfolio and engage Bank of America to manage its investments directly.

Under the purchase method of accounting for business combinations, under generally accepted accounting principles, the basis of portfolio securities or investments in the corresponding Master Portfolio to be received by the corresponding Pacific Horizon Fund at the time of the reorganization will be the fair market value of such assets at the close of business of the day immediately preceding the reorganizations. The Pro Forma Financial statements reflect the combined results of operations of the Pacific Horizon and the Seafirst Retirement Funds. However should such a reorganization be effected, the Pacific Horizon statements of operations will not be restated for the precombination results of operations of the funds. All ordinary and reasonable expenses incurred in connection with the reorganization will be borne by Bank of America and, therefore, the Pro Forma Financial statements do not reflect the expenses of any fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization

The Pro Forma Combining Statements of Assets and Liabilities, Statements of Operations, and Schedules of Portfolio Investments should be read in conjunction with the historical financial statements of the Seafirst Funds and Pacific Horizon Funds which have been incorporated by reference in the Statement of Additional Information to Form N-14 Regestration statement.

Advisory, Administration, Shareholder Servicing Fees and Custodian fees.

The following fees were charged based on the average net assets of the relevant Fund for the ten months ended December 31, 1996:

                                                                                 Shareholder
                                            Advisory*            Admin             Service     Custody Fee
PH Blue Chip Fund                                 0.75%          0.20%              0.25%            n/a
PH Asset Allocation Fund                          0.55%          0.20%              0.25%            n/a
PH Intermediate Bond Fund                         0.45%          0.20%              0.25%            n/a
SRF Blue Chip Fund                                0.75%          0.29%              0.25%          0.03%
SRF Asset Allocation Fund                         0.55%          0.29%              0.25%          0.03%
SRF Bond Fund                                     0.45%          0.29%              0.25%          0.03%

*Charged at the Master Portfolio level based on the assets of the Master Portfolio. Allocated to the Seafirst Funds nd Pacific Horizon Funds based on relative net assets.

Advisory fees for the Pro Forma combined basis are calculated based on the proposed new rates in effect for the Master Blue Chip Portfolio and the Master Investment Grade Bond Portfolio. Advisory fees for the PH Asset Allocation Fund are based on the combined average net assets of the SRF Asset Allocation Fund and PH Asset Allocation Fund as detailed below;


                                                      Advisory Fee
PH Blue Chip Fund                                        0.50%*
PH Asset Allocation Fund                                 0.40%
PH Intermediate Bond Fund                                0.30%*

*Charged at the Master Portfolio level based on the assets of the Master Portfolio.

2. PORTFOLIO VALUATION
Investments by the Blue Chip Master Portfolio, the PH Asset Allocation Fund and the Investment Grade Bond Master Portfolio in equity securities, corporate bonds, U.S. Government Securities and securities of U.S. Government agencies are valued at their market values determined on the basis of the latest available bid quotation in the pincipal market (Closing sales price if the principal market is an exchange) in which securities are normally traded. The market values of securities are obtained from independent pricing services approved by the Board of Directors. Investments in investment companies are valued at their net asset values.

3. CAPITAL SHARES
 The pro forma net asset values per share assume the issuance of a new class of shares (Class SRF) of the Pacific Horizon Funds on December 31, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding consists of the following:


                                                                                             Pro Forma
                                                                                              Shares
                                                     Shares at        Additional Shares   Outstanding at
                                                    December 31,      Assumed Issued in     December 31,
                                                        1996          the Reorganization       1996
                                                        (000)                (000)            (000)
                                                        -----                -----            -----
PH Blue Chip Fund
Class A                                                5,542                                  5,542
Class K                                                   25                                     25
Class SRF                                                                    10,484          10,484

PH Asset Allocation Fund
Class A                                                1,660                                  1,660
Class K                                                   36                                     36
Class SRF                                                                    10,392          10,392

PH Intermediate Bond Fund
Class A                                                2,123                                  2,123
Class K                                                   33                                     33
Class SRF                                                                     3,795           3,795

                           PACIFIC HORIZON FUNDS, INC.
                      (THE "COMPANY" OR "PACIFIC HORIZON")

                       STATEMENT OF ADDITIONAL INFORMATION

                                       FOR

                                SRF SHARES OF THE

                             INTERMEDIATE BOND FUND
                                 BLUE CHIP FUND
                              ASSET ALLOCATION FUND


                                 April __, 1997

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

THE COMPANY.....................................................................................................  2
INVESTMENT OBJECTIVES AND POLICIES..............................................................................  2
ADDITIONAL PURCHASE AND REDEMPTION INFORMATION.................................................................. 27
ADDITIONAL INFORMATION CONCERNING TAXES......................................................................... 32
MANAGEMENT...................................................................................................... 35
GENERAL INFORMATION............................................................................................. 66
Appendix A......................................................................................................A-1
Appendix B......................................................................................................B-1


         This Statement of Additional Information applies to the SRF Shares of the Pacific Horizon Intermediate Bond Fund and Pacific Horizon Blue Chip Fund (the "Feeder Funds") and to the SRF Shares of the Pacific Horizon Asset Allocation Fund, (collectively with the Feeder Funds, the "Funds") of Pacific Horizon Funds, Inc. The Master Portfolios corresponding to the Intermediate Bond Fund and Blue Chip Fund are referred to individually as the "Intermediate Bond Master Portfolio" and "Blue Chip Master Portfolio" respectively, collectively as the "Master Portfolios," and collectively with the Asset Allocation Fund, as the "Portfolios." The Company and Master Investment Trust, Series I ("Master Trust I"), are collectively referred to herein as the "Companies." This Statement of Additional Information is meant to be read in conjunction with the Prospectus dated April __, 1997, as it may from time to time be revised, which describes the particular Fund of the Company in which the investor is interested. This Statement of Additional Information is incorporated by reference in its entirety into such Prospectus. Because this Statement of Additional Information is not itself a prospectus, no investment in SRF Shares of any Fund should be made solely upon the information contained herein. Copies of the Prospectus relating to Pacific Horizon's Funds to which this Statement of Additional Information relates may be obtained by calling Concord Financial Group, Inc. at 800-323-9919. Capitalized terms used but not defined herein have the same meaning as in the Prospectus.

                                   THE COMPANY

                  The Company was organized on October 27, 1982 as a Maryland corporation. The Intermediate Bond Fund (formerly, Flexible Bond Fund), Blue Chip Fund and Asset Allocation Fund commenced operations on January 24, 1994, January 13, 1994 and January 18, 1994, respectively. The Feeder Funds seek to achieve their respective investment objectives by investing substantially all of their assets in diversified investment portfolios of an open-end, management investment company having the same investment objective as these Funds. As of the date of this Statement of Additional Information, the Asset Allocation Fund also invests substantially all of its assets in a diversified investment portfolio of an open-end management investment company, the Asset Allocation Master Portfolio, which has the same investment objective as that of the Fund. On the Reorganization Date, the Asset Allocation Fund will withdraw its assets from the Asset Allocation Master Portfolio and invest its assets directly in portfolio securities. Accordingly, because the SRF Share class will not be sold until the Reorganization Date, the description of the Asset Allocation Fund in this Statement of Additional Information reflects its operation as a Fund which invests directly in portfolio securities.


                  The Company also offers other classes of shares in the Funds as well as other investment portfolios which are described in separate Prospectuses and Statements of Additional Information. For information concerning these other classes or shares or portfolios contact the Distributor at the telephone number stated on the cover page of this Statement of Additional Information.

                       INVESTMENT OBJECTIVES AND POLICIES

                  The Prospectus for the Funds describes the investment objective of each Fund. Because the investment characteristics of each Feeder Fund will correspond with its respective Master Portfolio, the following is a discussion of the various investments and techniques employed by each Master Portfolio. The following information supplements and should be read in conjunction with the descriptions of the investment objective and policies in the Prospectus for the Funds.

PORTFOLIO TRANSACTIONS
----------------------

                  The portfolio turnover rate described in the Prospectus is calculated by dividing the lesser of purchases or sales of portfolio securities for the year by the monthly average value of the portfolio securities. The calculation excludes all securities whose maturities at the time of acquisition were one year or less. Portfolio turnover may vary greatly from year to year as well as within a particular year, and may also be affected by cash requirements for redemptions of shares and by requirements which enable the Company and Master Trust I to receive certain favorable tax treatment. Portfolio turnover will not be a limiting factor in making portfolio decisions.

                  For the fiscal years or periods indicated, the portfolio turnover rates for each Portfolio were as follows:

==========================================================================================================================
                                                             Year Ended                      Year or Period Ended
                                                          February 29, 1996                   February 28, 1995
--------------------------------------------------------------------------------------------------------------------------
Intermediate Bond Master Portfolio                                   172%                                 240%
--------------------------------------------------------------------------------------------------------------------------
Blue Chip Master Portfolio                                           108%                                  44%
--------------------------------------------------------------------------------------------------------------------------
Asset Allocation Fund*                                               157%                                 142%
==========================================================================================================================

--------------------

* Until the Reorganization Date, the Asset Allocation Fund invested all of its assets in the Asset Allocation Portfolio of Master Investment Trust, Series I (the "Asset Allocation Master Portfolio"). Information contained in the chart above relates to the Master Portfolio.

                  Subject to the general control of the Company's Board of Directors, and the Master Portfolios' Trustees, Bank of America National Trust and Savings Association ("Bank of America" or the "investment adviser") is responsible for, makes decisions with respect to, and places orders for all purchases and sales of portfolio securities for each Portfolio.

                  Transactions on stock exchanges involve the payment of negotiated brokerage commissions. There is generally no stated commission in the case of securities traded in the over-the-counter market, but the price includes an undisclosed commission or mark-up. The cost of securities purchased from underwriters includes an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer's mark-up or mark-down. Purchases and sales of fixed income securities are normally principal transactions without brokerage commissions.

                  For the fiscal years or periods indicated, each Portfolio paid the following brokerage commissions:

=========================================================================================================================
                                             Year Ended                Year Ended             Year or Period* Ended
                                          February 29, 1996         February 28, 1995           February 28, 1994
-------------------------------------------------------------------------------------------------------------------------
Intermediate Bond Master                           $   0                     $   0                        $   0
  Portfolio
-------------------------------------------------------------------------------------------------------------------------
Blue Chip Master Portfolio                         $428,667                  $202,817                     $270,323
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Asset Allocation Fund+                             $175,960                  $152,778                     $ 21,798
=========================================================================================================================

--------------------



+ Until the Reorganization Date, the Asset Allocation Fund invested all of its assets in the Asset Allocation Master Portfolio. Information contained in the chart above relates to the Asset Allocation Master Portfolio.

* The Intermediate Bond, Blue Chip and Asset Allocation Master Portfolios commenced operations on December 6, 1993.

                  In executing portfolio transactions and selecting brokers or dealers, it is the Portfolios' policy to seek the best overall terms available. The Investment Advisory Agreements between the particular Company and Bank of America provide that, in assessing the best overall terms available for any transaction, Bank of America shall consider factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In addition, the Investment Advisory Agreements authorize Bank of America, subject to the approval of the particular Board, to cause a Portfolio to pay a broker-dealer which furnishes brokerage and research services a higher commission than that which might be charged by another broker-dealer for effecting the same transaction, provided that such commission is deemed reasonable in terms of either that particular transaction or the overall responsibilities of Bank of America to the particular Company or Portfolio. Brokerage and research services may include: (1) advice as to the value of securities, the advisability of investing in, purchasing or selling securities and the availability of securities or purchasers or sellers of securities; and
(2) analyses and reports concerning industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.

                  It is possible that certain of the brokerage and research services received will primarily benefit one or more other investment companies or other accounts for which investment discretion is exercised. Conversely, a particular Company or any given Portfolio may be the primary beneficiary of the brokerage or research services received as a result of portfolio transactions effected for such other accounts or investment companies.

                  Brokerage and research services so received are in addition to and not in lieu of services required to be performed by Bank of America and do not reduce the advisory fee payable to Bank of America. Such services may be useful to Bank of America in serving both the Companies, the Portfolios and other clients and, conversely, services obtained by the placement of business of other clients may be useful to Bank of America in carrying out its obligations to the Companies and the Portfolios. In connection with its investment management services with respect to the Portfolios, Bank of America will not acquire certificates of deposit or other securities issued by it or its affiliates, and will give no preference to certificates of deposit or other securities issued by Service Organizations. In addition, portfolio securities in general will be purchased from and sold to affiliates of the Companies, the Portfolios, Bank of America, the Distributor and their affiliates acting as principal, underwriter, syndicate member, market-maker, dealer, broker or in any similar capacity, provided such purchase, sale or dealing is permitted under the Investment Company Act of 1940 (the "1940 Act") and the rules thereunder.

                  A Portfolio may participate, if and when practicable, in bidding for the purchase of securities of the U.S. Government and its agencies and instrumentalities directly from an issuer in order to take advantage of the lower purchase price available to members of a bidding group. A Portfolio will engage in this practice only when Bank of America, in its sole discretion subject to guidelines adopted by the particular Board, believes such practice to be in the interest of the Portfolio.

                  To the extent permitted by law, Bank of America may aggregate the securities to be sold or purchased on behalf of the Portfolios with those to be sold or purchased for other investment companies or common trust funds in order to obtain best execution.

                  The Company is required to identify any securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act or their parents held by the Company as of the close of its most recent fiscal year. As of February 29, 1996: (a) the Treasury Fund held the following securities, Repurchase Agreement with Dean Witter, Reynolds, Inc. in the principal amount of $130,000,000; Repurchase Agreement with Goldman Sachs & Co. in the principal amount of $375,000,000; Repurchase Agreement with Merrill Lynch & Co., Inc. in the principal amount of $130,000,000; and Repurchase Agreement with Morgan Stanley Group, Inc. in the principal amount of $130,000,000; (b) the Government Fund held the following securities, Repurchase Agreement with Morgan Stanley Group in the principal amount of $20,000,000; (c) the Prime Fund held the following securities, Merrill Lynch & Co., Inc. commercial paper in the principal amount of $50,000,000; Bear Stearns Co., Inc. monthly variable rate obligation in the principal amount of $100,000,000; Merrill Lynch & Co., Inc. monthly variable rate obligation in the principal amount of $50,000,000; Merrill Lynch & Co., Inc. quarterly variable rate obligation in the principal amount of $50,000,000; Merrill Lynch & Co., Inc. quarterly variable rate obligation in the principal amount of $50,000,000; Dean Witter Discover & Co.

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quarterly variable rate obligation in the principal amount of $50,000,000;
Goldman Sachs Group L.P. master note in the principal amount of $220,000,000; Morgan Stanley Group, Inc. master note in the principal amount of $200,000,000, Repurchase Agreement with Dean Witter Reynolds, Inc. in the principal amount of $105,000,000; Repurchase Agreement with Morgan Stanley Group, Inc. in the principal amount of $105,000,000; Repurchase Agreement with Morgan Stanley Group, Inc. in the principal amount of $105,000,000; (d) the U.S. Government Securities Fund held the following securities, Merrill Lynch & Co., Inc. commercial paper in the principal amount of $3,000,000; (e) the Corporate Bond Master Portfolio held the following securities, Goldman Sachs Group LP corporate obligation in the principal amount of $1,500,000; and Lehman Brothers corporate obligation in the principal amount of $1,000,000; (f) the Intermediate Bond Master Portfolio held the following securities, Morgan Stanley Group, Inc. medium term note in the amount of $2,000,000 and Merrill Lynch Mtg. Inv. Inc. collateral mortgage obligation in the amount of $16,000; (g) the Blue Chip Master Portfolio held the following securities, Dean Witter common stock in the principal amount of $2,821,875; and (h) the Asset Allocation Master Portfolio held the following securities, Dean Witter common stock in the principal amount of $1,085,750; Lehman Brothers corporate obligations in the principal amount of $1,000,000; Morgan Stanley Group, Inc. medium term note in the principal amount of $1,500,000; Merrill Lynch & Co., Inc. collateralized mortgage obligation in the principal amount of $8,000; and Merrill Lynch & Co., Inc. commercial paper in the principal amount of $3,500,000.

                  Merrill Lynch & Co., Inc., Goldman, Sachs & Co., Bear Stearns Co., Inc., Morgan Stanley & Co. Incorporated, Shearson
Lehman Brothers, Inc., Dean Witter Reynolds, Inc. and Paine
Webber are considered to be regular brokers and dealers of the Company.

TYPES OF OBLIGATIONS, INVESTMENT RISKS, AND OTHER INVESTMENT INFORMATION
------------------------------------------------------------------------

                  The following discussion supplements the descriptions of such investments in the Prospectus.

                  BANK CERTIFICATES OF DEPOSIT, BANKERS' ACCEPTANCES AND TIME DEPOSITS. Each Portfolio may acquire certificates of deposit, bankers' acceptances and time deposits as described in the Prospectus. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' Acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Certificates of Deposit and Bankers

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Acceptances may only be purchased from domestic or foreign banks and financial institutions having total assets at the time of purchase in excess of $2.5 billion (including assets of both domestic and foreign branches). Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate. The Portfolios will not acquire obligations issued by the International Bank for Reconstruction and Development, the Asian Development Bank or the Inter-American Development Bank.

                  Instruments issued by foreign banks or financial institutions may be subject to additional investment risks that are different in some respects from those that would be incurred if it were to invest only in debt obligations of U.S. domestic issuers. Such risks include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the securities by the particular country in which the issuer is located, the possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities.

                  Domestic banks and foreign banks are subject to different governmental regulations with respect to the amounts and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operations of the banking industry.

                  As a result of federal and state laws and regulations, domestic banks are, among other things, required to maintain specified levels of reserves, limited in the amount which they can loan to a single borrower, and subject to other regulations designed to promote financial soundness. However, such laws and regulations do not necessarily apply to foreign bank obligations.

                  COMMERCIAL PAPER AND SHORT-TERM NOTES. A Portfolio may invest a portion of its assets in commercial paper and short-term notes. Commercial paper consists of unsecured promissory notes issued by corporations. Except as noted below with respect to variable and floating rate instruments, issues of commercial paper and short-term notes will normally have maturities of less than 9 months and fixed rates of return, although such instruments may have maturities of up to one year. Commercial paper and short-term notes will consist of issues rated at the time of purchase A-2 or better by Standard & Poor's Ratings Group, Division of McGraw Hill ("S&P"), Prime-2 or better by

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Moody's Investors Service, Inc. ("Moody's"), or similarly rated by another nationally recognized statistical rating organization ("NRSRO"); or if unrated, will be determined by Bank of America to be of comparable quality under procedures established by the particular Board.

                  MONEY MARKET FUNDS. In connection with the management of their daily cash position, the Portfolios may each invest in the securities of a money market mutual fund (including money market mutual funds advised by Bank of America). Such Portfolios are permitted to invest up to 5% of the value of their respective total assets in the securities of a money market mutual fund; except that pursuant to the terms of an investment order granted by the Securities and Exchange Commission ("SEC"), with respect to the investment in a money market mutual fund advised by Bank of America, such Portfolios are permitted to invest the greater of 5% of their respective net assets or $2.5 million. However, no more than 10% of such Portfolio's total assets may be invested in the securities of money market mutual funds in the aggregate. Except for investments in money market mutual funds advised by Bank of America described above, securities of other investment companies will be acquired by the Portfolios within the limits prescribed by the Investment Company Act of 1940 and each Portfolio's applicable fundamental investment limitations. As a shareholder of another investment company, a Portfolio would bear along with other shareholders, its pro-rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory and other expenses that the Portfolio bears directly in connection with its own operations.

                  The 1940 Act generally prohibits each Portfolio from investing more than 5% of the value of its total assets in any one investment company, or more than 10% of the value of its total assets in investment companies as a group, and also restricts its investment in any investment company to 3% of the voting securities of such investment company. In addition, no more than 10% of the outstanding voting stock of any one investment company may be owned in the aggregate by the Portfolios and any other investment company advised by the investment adviser.

                  REPURCHASE AGREEMENTS. Each Portfolio is permitted to enter into repurchase agreements with respect to its portfolio securities. Pursuant to such agreements, a Portfolio acquires securities from financial institutions such as banks and broker-dealers which are deemed to be creditworthy subject to the seller's agreement to repurchase and the agreement of the Portfolio to resell such securities at a mutually agreed upon date and price. Repurchase agreements maturing in more than seven days are considered illiquid investments and investments in such repurchase agreements along with any other illiquid

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securities will not exceed 10% of the value of the net assets of the Portfolios.
The Portfolios are not permitted to enter into repurchase agreements with Bank of America or its affiliates, and will give no preference to repurchase agreements with Service Organizations. The repurchase price generally equals the price paid by a Portfolio plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security). Securities subject to repurchase agreements will be held by a custodian or sub-custodian of the Portfolio or in the Federal Reserve/Treasury Book-Entry System. The seller under a repurchase agreement will be required to deliver instruments the value of which is 102% of the repurchase price
(excluding accrued interest), provided that notwithstanding such requirement, the adviser shall require that the value of the collateral, after transaction costs (including loss of interest) reasonably expected to be incurred on a default, shall be equal to or greater than the resale price (including interest) provided in the agreement. If the seller defaulted on its repurchase obligation, a Portfolio would suffer a loss because of adverse market action or to the extent that the proceeds from a sale of the underlying securities were less than the repurchase price under the agreement. Bankruptcy or insolvency of such a defaulting seller may cause the particular Portfolio's rights with respect to such securities to be delayed or limited. Repurchase agreements are considered to be loans by a Portfolio under the 1940 Act.

                  U.S. GOVERNMENT OBLIGATIONS. Each Portfolio may make investments in U.S. Government obligations. Such obligations include Treasury bills, certificates of indebtedness, notes and bonds, and issues of such entities as the Government National Mortgage Association, Export-Import Bank of the United States, Tennessee Valley Authority, Resolution Funding Corporation, Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and the Student Loan Marketing Association. Treasury bills have maturities of one year or less, Treasury notes have maturities of one to ten years and Treasury bonds generally have maturities of more than ten years. Some of these obligations, such as those of the Government National Mortgage Association, are supported by the full faith and credit of the U.S. Treasury. Others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the Treasury. Others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations. Still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide

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



financial support to U.S. Government sponsored instrumentalities if it is not obligated to do so by law.

                  VARIABLE AND FLOATING RATE INSTRUMENTS. Each Portfolio may acquire variable and floating rate instruments, including master demand notes. The actual yield on variable and floating rate instruments varies not only as a result of variations in the lives of the underlying securities, but also as a result of changes in prevailing interest rates. Such instruments are frequently not rated by credit rating agencies. However, in determining the creditworthiness of unrated variable and floating rate instruments and their eligibility for purchase by a Portfolio, Bank of America will consider the earning power, cash flow and other liquidity ratios of the issuers of such instruments (which include financial, merchandising, bank holding and other companies) and will continuously monitor their financial condition. An active secondary market may not exist with respect to particular variable or floating rate instruments purchased by a Portfolio. The absence of such an active secondary market could make it difficult to dispose of a variable or floating rate instrument in the event the issuer of the instrument defaulted on its payment obligation or during periods that the Portfolio is not entitled to exercise its demand rights, and the Portfolio could, for these or other reasons, suffer a loss to the extent of the default. Investments in illiquid variable and floating rate instruments (instruments which are not payable upon seven days' notice and do not have active trading markets) are subject to a Portfolio's 10% limitation on illiquid securities. Variable and floating rate instruments may be secured by bank letters of credit.

                  MUNICIPAL SECURITIES. The Asset Allocation Fund and Intermediate Bond Master Portfolio may invest in Municipal Securities. Municipal Securities are debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, the refunding of outstanding obligations, the payment of general operating expenses and the extension of loans to public institutions and facilities. In addition, certain types of private activity bonds (including industrial development bonds under prior law) are issued by or on behalf of public authorities to finance various privately-operated facilities. Such obligations are included within the term Municipal Securities if the interest paid thereon is exempt from regular federal income tax. The two principal classifications of Municipal Securities which may be held by the Portfolios are "general obligation" securities and "revenue" securities. General obligation securities are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue securities are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as the

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



user of the facility being financed. Private activity bonds held by the Portfolios are in most cases revenue securities and are not payable from the unrestricted revenues of the issuer. Consequently, the credit quality of such private activity bonds is usually directly related to the credit standing of the corporate user of the facility involved.

                  The Asset Allocation Fund and Intermediate Bond Portfolio may also invest in "moral obligation" securities, which are normally issued by special purpose public authorities. If the issuer of moral obligation securities is unable to meet its debt service obligations from current revenues, it may draw on a reserve fund, the restoration of which is a moral commitment but not a legal obligation of the state or municipality which created the issuer.

                  The Asset Allocation Fund and the Intermediate Bond Master Portfolio may purchase short-term Tax Anticipation Notes, Bond Anticipation Notes, Revenue Anticipation Notes and other forms of short-term tax-exempt loans. Such notes are issued with a short-term maturity in anticipation of the receipt of tax funds, the proceeds of bond placements or other revenues. Those Portfolios may also purchase tax-exempt commercial paper.

                  There are, of course, variations in the quality of Municipal Securities, both within a particular classification and between classifications, and the yields on Municipal Securities depend upon a variety of factors, including general money market conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The ratings of Moody's, S&P, Fitch Investor's Service, L.P. ("Fitch") and Duff & Phelps Credit Rating Co. ("D&P") represent their opinions as to the quality of Municipal Securities. It should be emphasized, however, that ratings are general and are not absolute standards of quality, and Municipal Securities with the same maturity, interest rate and rating may have different yields while Municipal Securities of the same maturity and interest rate with different ratings may have the same yield. Subsequent to its purchase by a Portfolio, an issue of Municipal Securities may cease to be rated or its rating may be reduced. The investment adviser will consider such an event in determining whether a Portfolio should continue to hold the obligation.

                  An issuer's obligations under its Municipal Securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code, and laws, if any, which may be enacted by federal or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. The power or ability of an

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issuer to meet its obligations for the payment of interest on, and principal of, its Municipal Securities may be materially adversely affected by litigation or other conditions. Further, it should also be noted with respect to all Municipal Securities issued after August 15, 1986 (August 31, 1986 in the case of certain bonds), the issuer must comply with certain rules formerly applicable only to "industrial development bonds" which, if the issuer fails to observe them, could cause interest on the Municipal Securities to become taxable retroactive to the date of issue.

                  Information about the financial condition of issuers of Municipal Securities may be less available than about corporations, a class of whose securities is registered under the Securities Exchange Act of 1934.


                  MORTGAGE-RELATED SECURITIES. To the extent described in the Prospectus, the Asset Allocation Fund and Intermediate Bond Master Portfolio may purchase mortgage-backed securities that are secured by entities such as the Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), commercial banks, trusts, financial companies, finance subsidiaries of industrial companies, savings and loan associations, mortgage banks and investment banks. These certificates are in most cases pass-through instruments, through which the holder receives a share of all interest and principal payments from the mortgages underlying the certificate, net of certain fees. The average life of a mortgage-backed security varies with the underlying mortgage instruments, which have maximum maturities of 40 years. The average life is likely to be substantially less than the original maturity of the mortgage pools underlying the securities as the result of prepayments, mortgage refinancings or foreclosure. Mortgage prepayment rates are affected by factors including the level of interest rates, general economic conditions, the location and age of the mortgage and other social and demographic conditions. Such prepayments are passed through to the registered holder with the regular monthly payments of principal and interest and have the effect of reducing future payments.

                  There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage-related securities and among the securities that they issue. Mortgage-related securities guaranteed by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the

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



authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by FNMA include FNMA guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA, are not backed by or entitled to the full faith and credit of the United States and are supported by the right of the issuer to borrow from the Treasury. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to timely payment of principal and interest by FNMA. Mortgage-related securities issued by the Federal Home Loan Mortgage Corporation include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "Pcs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

                  ASSET-BACKED SECURITIES. The Asset Allocation Fund and Intermediate Bond Master Portfolio may invest in asset-backed securities, including interests in pools of receivables, such as motor vehicle installment purchase obligations and credit card receivables. Such securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in the underlying pools of assets. Such securities may also be debt instruments, which are also known as collateralized obligations and are generally issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Non-mortgage backed securities are not issued or guaranteed by the U.S. Government or its agencies or instrumentalities; however, the payment of principal and interest on such obligations may be guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution (such as a bank or insurance company) unaffiliated with the issuers of such securities.

                  The purchase of non-mortgage backed securities raises considerations peculiar to the financing of the instruments underlying such securities. For example, most organizations that issue asset-backed securities relating to motor vehicle installment purchase obligations perfect their interests in the respective obligations only by filing a financing statement and

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by having the servicer of the obligations, which is usually the originator, take custody thereof. In such circumstances, if the servicer were to sell the same obligations to another party, in violation of its duty not to do so, there is a risk that such party could acquire an interest in the obligations superior to that of the holders of the asset-backed securities. Also, although most of the obligations grant a security interest in the motor vehicle being financed, in most states the security interest in a motor vehicle must be noted on the certificate of title to perfect such security interest against competing claims of other parties. Due to the large number of vehicles involved, however, the certificate of title to each vehicle financed, pursuant to the obligations underlying the asset-backed securities, usually is not amended to reflect the assignment of the seller's security interest for the benefit of the holders of the asset-backed securities. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on those securities. In addition, various state and federal laws give the motor vehicle owner the right to assert against the holder of the owner's obligation certain defenses such owner would have against the seller of the motor vehicle. The assertion of such defenses could reduce payments on the related asset-backed securities. Insofar as credit card receivables are concerned, credit card holders are entitled to the protection of a number of state and federal consumer credit laws, many of which give such holders the right to set off certain amounts against balances owed on the credit card, thereby reducing the amounts paid on such receivables. In addition, unlike most other asset-backed securities, credit card receivables are unsecured obligations of the cardholder.

                  The development of non-mortgage backed securities is at an early stage compared to mortgage backed securities. While the market for asset-backed securities is becoming increasingly liquid, the market for mortgage backed securities issued by certain private organizations and non-mortgage backed securities is not as well developed as that for mortgage backed securities guaranteed by government agencies or instrumentalities. Bank of America intends to limit its purchase of mortgage-backed securities to those issued by certain private organizations and to limit its purchase of non-mortgage backed securities to securities that are readily marketable at the time of purchase.

                  Non-mortgage, asset-backed securities involve certain risks that are not presented by mortgage-backed securities. Primarily, these securities do not have the benefit of the same security interest in the underlying collateral. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which have given debtors the right to set off certain amounts owed on the credit cards, thereby reducing

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the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. Therefore, there is a possibility that recoveries on repossessed collateral may not, in some cases, be able to support payments on these securities.

                  REVERSE REPURCHASE AGREEMENTS. Each Portfolio is permitted to borrow funds for temporary purposes by entering into reverse repurchase agreements with such financial institutions as banks and broker-dealers. Whenever a Portfolio enters into a reverse repurchase agreement, it will place in a segregated account maintained with its custodian liquid assets such as cash, U.S. Government securities or other liquid high grade debt securities having a value equal to the repurchase price (including accrued interest), and Bank of America will subsequently continuously monitor the account for maintenance of such equivalent value. Each Portfolio intends to enter into reverse repurchase agreements to avoid otherwise having to sell securities during unfavorable market conditions in order to meet redemptions. Reverse repurchase agreements are considered to be borrowings by a Portfolio under the 1940 Act.

                  SECURITIES LENDING. A Portfolio may lend securities as described in the Prospectus. Such loans will be secured by cash or securities of the U.S. Government and its agencies and instrumentalities. The collateral must be at all times equal to at least the market value of the securities loaned and is "marked to market" daily. A Portfolio will continue to receive interest or dividends on the securities it loans, and will also earn interest on the investment of any cash collateral. Cash collateral may be invested in short-term U.S. Government securities, certificates of deposit, other high-grade, short-term obligations or interest-bearing cash equivalents. Although voting rights, or rights to consent, attendant to securities loaned pass to the borrower, such loans may be called at any time and will be called so that the securities may be voted by a Portfolio if a material event affecting the investment is to occur.

                  OPTIONS TRADING. A Portfolio may, under certain circumstances and in accordance with investment limitations described in the Prospectus, engage in options trading. Such options may relate to U.S. and foreign securities or to various stock indices. Such options may be traded on U.S. exchanges and

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on foreign exchanges to the extent permitted by law. Each Portfolio presently intends that the aggregate value of its assets subject to options written by such Portfolio will not exceed 5% of the value of its net assets. The investment policies of each Portfolio provide that the aggregate value of its assets subject to options written by such Portfolio may not exceed 25% of the value of its net assets.

                  Options trading is a highly specialized activity which entails greater than ordinary risks. Regardless of how much the market price of the underlying security or index increases or decreases, the option buyer's risk is limited to the amount of the original premium paid for the purchase of the option. However, options may be more volatile than the underlying instruments, and therefore, on a percentage basis, an investment in options may be subject to greater fluctuation than an investment in the underlying instruments themselves. A listed call option for a particular security gives the purchaser of the option the right to buy from a clearing corporation, and obligates a writer to sell to the clearing corporation, the underlying security at the stated exercise price at any time prior to the expiration of the option, regardless of the market price of the security. The premium paid to the writer is in consideration for undertaking the obligations under the option contract. A listed put option gives the purchaser the right to sell to a clearing corporation the underlying security at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price of the security. In contrast to an option on a particular security, an option on a stock index provides the holder with the right to make or receive a cash settlement upon exercise of the option. The amount of this settlement will be equal to the difference between the closing price of the index at the time of exercise and the exercise price of the option expressed in dollars, times a specified multiple.

                  A Portfolio will continue to receive interest or dividend income on the securities underlying such puts until they are exercised by the Portfolio. Any losses realized by a Portfolio in connection with its purchase of put options will be limited to the premiums paid by the Portfolio for the options plus any transaction costs. A gain or loss may be wholly or partially offset by a change in the value of the underlying security which the Portfolio owns.

                  A Portfolio may write call options only if they are "covered." In the case of a call option on a security, the option is "covered" if a Portfolio owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or cash equivalents in such amount held in a segregated account by its custodian) upon

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conversion or exchange of other securities held by it. For a call option on an index, the option is covered if the Portfolio maintains with its custodian cash or cash equivalents equal to the contract value. A call option is also covered if a Portfolio holds a call on the same security or index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written provided the difference is maintained by the Portfolio in cash or cash equivalents in a segregated account with its custodian.

                  The principal reason for writing call options on a securities portfolio is the attempt to realize, through the receipt of premiums, a greater current return than would be realized on the securities alone. In return for the premium, the covered option writer gives up the opportunity for profit from a price increase in the underlying security above the exercise price so long as its obligation as a writer continues, but retains the risk of loss should the price of the security decline. Unlike one who owns securities not subject to an option, the covered option writer has no control over when it may be required to sell its securities, since it may be assigned an exercise notice at any time prior to the expiration of its obligation as a writer.

                  If a Portfolio desires to sell a particular security it owns on which it has written an option, the Portfolio will seek to effect a closing purchase transaction prior to, or concurrently with, the sale of the security. In order to close out a covered call option position, a Portfolio will enter into a "closing purchase transaction" - the purchase of a call option on a security or stock index with the same exercise price and expiration date as the call option which it previously wrote on the same security or index.

                  When a Portfolio purchases a put or call option, the premium paid by it is recorded as an asset of the Portfolio. When a Portfolio writes an option, an amount equal to the net premium (the premium less the commission) received by such Portfolio is included in the liability section of such Portfolio's statement of assets and liabilities as a deferred credit. The amount of this asset or deferred credit is subsequently marked-to-market to reflect the current value of the option purchased or written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option purchased by a Portfolio expires unexercised, the Portfolio realizes a loss equal to the premium paid. If a Portfolio enters into a closing sale transaction on an option purchased by it, the Portfolio will realize a gain if the premium received by such Portfolio on the closing transaction is more than the premium paid to purchase the option, or a loss if it is less. Moreover, because increases in the market price of an option will generally reflect (although not necessarily in direct proportion) increases in the market price of the underlying security, any loss resulting from a closing purchase transaction is likely to be offset in whole or in part by appreciation of the underlying security if such security is owned by a Portfolio. If an option written by a Portfolio expires on the stipulated expiration date or if a Portfolio enters into a closing purchase transaction, it realizes a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option is eliminated. If an option written by a Portfolio is exercised, the proceeds of the sale are increased by the net premium originally received and the Portfolio realizes a gain or loss.

                  There are several risks associated with transactions in options on securities and indices. For example, there are significant differences between the securities, currencies and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. In addition, a liquid secondary market for particular options on a national securities exchange (an "Exchange") may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by an Exchange on opening transactions or closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; unusual or unforeseen circumstances may interrupt normal operations on an Exchange; the facilities of an Exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or one or more Exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that Exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the Options Clearing Corporation as a result of trades on that Exchange would continue to be exercisable in accordance with their terms.

                  A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

                  FUTURES CONTRACTS. As stated in the Prospectus, the Portfolios may engage in futures contracts and related options for hedging purposes. A futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the value of a specified obligation or stock index (which assigns relative values to the common stocks included in the index) at the close of the last trading day of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying securities is normally made. A Portfolio may not purchase or sell futures contracts and purchase related options unless immediately after any such transaction the aggregate initial margin that is required to be posted by that Portfolio under the rules of the exchange on which the futures contract (or futures option) is traded, plus any premiums paid by the Portfolio on its open futures options positions, does not exceed 5% of the Portfolio's total assets, after taking into account any unrealized profits and losses on the Portfolio's open contracts and excluding the amount that a futures option is "in-the-money" at the time of purchase. An option to buy a futures contract is "in-the-money" if the then current purchase price of the contract that is subject to the option is less than the exercise or strike price; an option to sell a futures contract is "in-the-money" if the exercise or strike price exceeds the then current purchase price of the contract that is the subject of the option.

                  Successful use of futures contracts by a Portfolio is subject to Bank of America's ability to predict correctly movements in the direction of the stock market or interest rates. There are several risks in connection with the use of futures contracts by a Portfolio as a hedging devise. One risk arises because of the imperfect correlation between movements in the price of the futures contract and movements in the price of the securities which are the subject of the hedge. The price of the futures contract may move more than or less than the price of the securities being hedged. If the price of the futures contract moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, a Portfolio would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the futures contract. If the price of the futures contract moves more than the price of the hedged securities, a Portfolio involved will experience either a loss or gain on the futures contract which will not be completely offset by movements in the price of the securities which are the subject of the hedge.

                  It is also possible that, where a Portfolio has sold futures contracts to hedge its portfolio against a decline in the market, the market may advance and the value of securities held in a Portfolio may decline. If this occurred, a Portfolio would lose money on the futures contract and also experience a decline in value in its portfolio securities.

                  In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures contract and the securities being hedged, the price of futures contracts may not correlate perfectly with movement in the cash market due to certain market distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movement in the cash market and movements in the price of futures contracts, a correct forecast of general market trends or interest rate movements by Bank of America may still not result in a successful hedging transaction over a short time frame.

                  Positions in futures contracts may be closed out only on an exchange or board of trade which provides a secondary market for such futures contracts. Although the Portfolios intend to purchase or sell futures contracts only on exchanges or boards of trade where there appear to be active secondary markets, there is no assurance that a liquid secondary market on any exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures investment position, and in the event of adverse price movements, a Portfolio would continue to be required to make daily cash payments of variation margin. The liquidity of a secondary market in a futures contract may in addition be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions.

                  For additional information concerning futures and options thereon, please see Appendix C to this Statement of Additional Information.

                  OPTIONS ON FUTURES CONTRACTS. The acquisition of put and call options on a futures contract will give a Portfolio the right (but not the obligation), for a specified price, to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Portfolio obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

                  The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of a Portfolio's assets. By writing a call option, a Portfolio becomes obligated, in exchange for the premium, to sell a futures contract, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium, which may partially offset an increase in the price of securities that the Portfolio intends to purchase. However, the Portfolio becomes obligated to purchase a futures contract, which may have a value lower than the exercise price. Thus, the loss incurred by the Portfolio in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The Portfolio will incur transaction costs in connection with the writing of options on futures.

                  The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same series. There is no guarantee that such closing transactions can be effected. A Portfolio's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

                  FOREIGN INVESTMENTS. A Portfolio may invest in securities of foreign issuers that are not publicly traded in the United States. Investments in foreign securities involve certain inherent risks, such as political or economic instability of the issuer or the country of issue, the difficulty of predicting international trade patterns and the possibility of imposition of exchange controls. Such securities may also be subject to greater fluctuations in price than securities of domestic corporations. In addition, there may be less publicly available information about a foreign company than about a domestic company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic companies. With respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, or diplomatic developments which could affect investment in those countries.

                  In considering whether to invest in the securities of a foreign company, Bank of America considers such factors as the characteristics of the particular company, differences between economic trends and the performance of securities markets within the U.S. and those within other countries, and also factors relating to the general economic, governmental and social conditions of the country or countries where the company is located.

                  WHEN-ISSUED SECURITIES AND FORWARD COMMITMENTS. When a Portfolio agrees to purchase securities on a "when-issued" or "forward commitment" basis, its custodian will set aside cash or liquid portfolio securities equal to the amount of the commitment in a separate account. Normally, its custodian will set aside portfolio securities to satisfy a purchase commitment. In such a case, a Portfolio may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of the Portfolio's commitment. A Portfolio's net assets will fluctuate to a greater degree when it sets aside portfolio securities to cover such purchase commitments than when it sets aside cash. The Portfolios do not intend to engage in these transactions for speculative purposes but primarily in order to hedge against anticipated changes in interest rates. Because each Portfolio will set aside cash or liquid portfolio securities to satisfy the purchase commitments in the manner described, a Portfolio's liquidity and the ability of Bank of America to manage it may be affected in the event the forward commitments and commitments to purchase when-issued securities ever exceeded 25% of the value of its assets.

                  A Portfolio will purchase securities on a when-issued or forward commitment basis only with the intention of completing the transaction. If deemed advisable as a matter of investment strategy, however, a Portfolio may dispose of or renegotiate a commitment after it is entered into, and may sell securities it has committed to purchase before those securities are delivered to a Portfolio on the settlement date. In these cases a Portfolio may realize a taxable capital gain or loss.

                  When a Portfolio engages in when-issued or forward commitment transactions, it relies on the other party to consummate the trade. Failure of such party to do so may result in the Portfolio's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

                  The market value of the securities underlying a when-issued purchase or forward commitment transaction and any subsequent fluctuations in their market value is taken into account when determining the market value of a Portfolio starting on the day the Portfolio agrees to purchase the securities. The Portfolios do not earn interest on the securities they have committed to purchase until they are paid for and delivered on the settlement date.

ADDITIONAL INFORMATION - ALL FUNDS
----------------------------------

                  The investment adviser's own investment portfolios may include bank certificates of deposit, bankers' acceptances, corporate debt obligations, equity securities and other investments any of which may also be purchased by a Portfolio. The Portfolios may also invest in securities, interests or obligations of companies or entities which have a deposit, loan, commercial banking or other business relationship with Bank of America or any of its affiliates (including outstanding loans to such issuers which may be repaid in whole or in part with the proceeds of securities purchased by a Portfolio).

OTHER INVESTMENT LIMITATIONS
----------------------------

                  A Fund's or Master Portfolio's investment objectives are fundamental and may not be changed with respect to such Fund or Master Portfolio without the affirmative vote of the holders of the majority of the Fund's or Master Portfolio's outstanding shares (as defined below under "Additional Information Miscellaneous"). Similarly, the following enumerated fundamental policies may not be changed with respect to each Fund or Master Portfolio without such a vote of shareholders.

                  NEITHER THE ASSET ALLOCATION FUND, NOR THE INTERMEDIATE BOND OR BLUE CHIP FUNDS OR THEIR CORRESPONDING MASTER PORTFOLIOS, MAY:

                  1. Purchase securities (except securities issued by the U.S. Government, its agencies or instrumentalities) if, as a result, more than 5% of the value of its total assets will be invested in the securities of any one issuer or it would own more than 10% of the voting securities of such issuer, except that up to 25% of its total assets may be invested without regard to these limitations; and provided that all of its assets may be invested in a diversified, open-end management investment company, or a series thereof, with substantially the same investment objectives, policies and restrictions without regard to the limitations set forth in this paragraph;

                  2. Pledge, mortgage or hypothecate the assets of any Fund to any extent greater than 10% of the value of the total assets of that Fund;

                  3. Make loans to other persons, except that a Fund may make time or demand deposits with banks, provided that time deposits shall not have an aggregate value in excess of 10% of a Fund's net assets, and may purchase bonds, debentures or similar obligations that are publicly distributed, may loan portfolio securities not in excess of 10% of the value of the total assets of such Fund, and may enter into repurchase agreements as long as repurchase agreements maturing in more than seven days do not exceed 10% of the value of the total assets of a Fund;

                  4. Purchase or sell commodities contracts, except that any Fund may purchase or sell futures contracts on financial instruments, such as bank certificates of deposit and U.S. Government securities, foreign currencies and stock indexes and options on any such futures if such options are written by other persons and if (i) the futures or options are listed on a national securities or commodities exchange, (ii) the aggregate premiums paid on all such options that are held at any time do not exceed 20% of the total net assets of that Fund, and (iii) the aggregate margin deposits required on all such futures or options thereon held at any time do not exceed 5% of the total assets of the Fund;

                  5. Purchase any securities for any Fund that would cause more than 25% of the value of the Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry; provided that there is no limitation with respect to investments in obligations issued or guaranteed by the United States Government, its agencies and instrumentalities; and provided further that a Fund may invest all its assets in a diversified, open-end management investment company, or a series thereof, with substantially the same investment objectives, policies and restrictions as the Fund without regard to the limitations set forth in this paragraph (5).

                  6. Invest the assets of any Fund in nonmarketable securities that are not readily marketable (including repurchase agreements maturing in more than seven days, securities described in restriction (2) with respect to such Fund in the Prospectus, restricted securities, certain OTC options and securities used as cover for such options and stripped mortgage-backed securities) to any extent greater than 10% of the value of the total assets of that Fund; provided, however, that a Fund may invest all its assets in a diversified, open-end management investment company, or a series thereof with substantially the same investment objectives, policies and restrictions as the Fund, without regard to the limitations set forth in this paragraph (6).

                  7. Borrow money for any Fund except for temporary emergency purposes and then only in an amount not exceeding 5% of the value of the total assets of that Fund. Borrowings shall, for purposes of this paragraph, include reverse repurchase agreements. Any borrowings, other than reverse repurchase agreements, will be from banks. Pacific Horizon will repay all borrowings in any Fund before making additional investments for that Fund and interest paid on such borrowings will reduce income.

                  8. Issue senior securities.

                  9. Underwrite any issue of securities, provided, however, that a Fund may invest all of its assets in a diversified, open-end management investment company, or a series thereof, with substantially the same investment objectives, policies and restrictions as such Fund, without regard to the limitations set forth in this paragraph (9).

                 10. Purchase or sell real estate or real estate mortgage loans, but this shall not prevent investments in instruments secured by real estate or interests therein or in marketable securities of issuers that engage in real estate operations.

                 11. Purchase on margin or sell short.

                 12. Purchase or retain securities of an issuer if those members of the Board of Pacific Horizon or the Master Portfolio, each of whom own more than 1/2 of 1% of such securities, together own more than 5% of the securities of such issuer, provided, however, that a Fund may invest all of its assets in a diversified, open-end management investment company, or a series thereof, having substantially the same investment objectives, policies and restrictions as such Fund without regard to the limitations set forth in this paragraph (12).

                 13. Purchase securities of any other investment company (except in connection with a merger, consolidation, acquisition or reorganization) if, immediately after such purchase, Pacific Horizon (and any companies controlled by it) would own in the aggregate (i) more than 3% of the total outstanding voting stock of such investment company, (ii) securities issued by such investment company would have an aggregate value in excess of 5% of the value of the total assets of Pacific Horizon, or (iii) securities issued by such investment company and all other investment companies would have an aggregate value in excess of 10% of the value of the total assets of Pacific Horizon provided, however, that a Fund may invest all its assets in a diversified, open-end management investment company, or a series thereof, having substantially the same investment objectives, policies and restrictions as such Fund, without regard to the limitations set forth in this paragraph (13).

                 14. Invest in or sell put, call, straddle or spread options or interests in oil, gas or other mineral exploration or development programs.

                                      * * *

                  With respect to the Intermediate Bond, Blue Chip and Asset Allocation Funds, if a percentage restriction is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in asset value will not constitute a violation of such restriction.

                  For the purposes of investment limitation number 5 in this Statement of Additional Information with respect to the Asset Allocation Fund and the Intermediate Bond and Blue Chip Funds and their respective Master Portfolios the Funds treat, in accordance with the current views of the staff of the SEC and as a matter of non-fundamental policy that may be changed without a vote of shareholders, all supranational organizations as a single industry and each foreign government (and all of its agencies) as a separate industry.

                  In order to permit the sale of a Portfolio's shares in certain states, Pacific Horizon and Master Trust I may make commitments more restrictive than the investment policies and limitations described above. Pacific Horizon and Master Trust I are reviewing the continuing applicability of these commitments in light of recent legislation that preempts state regulation of investment company securities. As of the date of this Statement of Additional Information, the following such commitments have been made:

                  1. The Portfolios will not invest more than 5% of the value of their respective net assets in warrants, of which no more than 2% may be warrants which are not listed on the New York or American Stock Exchanges.

                  2. The Portfolios will not invest in oil, gas or other mineral leases.

                  3. The Portfolios will not purchase or sell real property, including limited partnership interests, but excluding readily marketable interests in Real Estate Investment Trusts ("REITs") or readily marketable securities of companies that invest in real estate or real estate limited partnerships.

                  4. The Portfolios have agreed to exclude any assets of a Portfolio which are invested in the shares of any money market mutual fund for the purposes of calculating that Portfolio's investment advisory fee.

                  5. The Portfolios will not purchase or retain the securities of any issuer if the Officers or Directors or Trustees of the Master Portfolio or its investment adviser, owning beneficially more than one half of one percent of the securities of an issuer together own beneficially more than 5% of the securities of that issuer.

                  6. The Portfolios will not invest more than 5% of their respective total assets in the securities of issuers which together with any predecessors have a record of less than three years continuous operation.

                  7. The Portfolios will not invest more than 15% of their respective total assets in the securities of issuers which together with any predecessors have a record of less than three years continuous operation or securities of issuers which are restricted as to disposition.

                  8. The Portfolios will not invest more than 10% of their respective total assets in illiquid securities including securities of foreign issuers which are not listed on a recognized domestic or foreign securities exchange.

                  In the event that Pacific Horizon or Master Trust I determine that any such commitment is no longer in the best interests of a Portfolio, it may revoke its commitment. In such event, the Portfolio may no longer be able to sell its securities in such state.

                                      * * *

                 ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

                  Information on how to purchase and redeem SRF Shares, and how such shares are priced, is included in the Prospectus. Additional information is contained below. The net asset values of the Master Portfolios corresponding to each of the Feeder Funds are determined at the same time and on the same days as the net asset values per share of the respective Feeder Funds are determined. The net asset value of each of the Feeder Funds is equal to such Fund's pro rata share of the total investments and other assets of its corresponding Master Portfolio, less any liabilities with respect to such Feeder Fund, including each Feeder Fund's pro rata share of the Master Portfolio's liabilities.

VALUATION OF THE PORTFOLIOS
---------------------------

                  Except for debt securities held by the Portfolios with remaining maturities of 60 days or less, assets for which market quotations are available are valued as follows: (a) each listed security is valued at its closing price obtained from the primary exchange on which the security is listed, or, if there were no sales on that day, at its last reported current closing price; (b) each unlisted security is valued at the last current bid price (or last current sale price, as applicable) obtained from NASDAQ; (c) United States Government and agency obligations are valued based upon bid quotations from the Federal Reserve Bank for identical or similar obligations; and (d) short-term money market instruments (such as certificates of deposit, bankers' acceptances and commercial paper) are most often valued by bid quotations or by reference to bid quotations of available yields for similar instruments of issuers with similar credit ratings. The Board of Directors of Pacific Horizon and Board of Trustees of Master Trust I have determined that the values obtained using the procedures described in (c) and (d) represent the fair values of the securities valued by such procedures. Most of these prices are obtained by PFPC, Inc. ("PFPC") from a service that collects and disseminates such market prices. Bid quotations for short-term money market instruments reported by such service are the bid quotations reported to it by major dealers in such instruments.

                  Valuation of options is described above under "Investment Objectives and Policies--Options Trading."

                  Debt securities held by the Portfolios with remaining maturities of 60 days or less are valued on the basis of amortized cost, which provides stability of net asset value. Under this method of valuation, the security is initially valued at cost on the date of purchase or, in the case of securities purchased with more than 60 days remaining to maturity and to be valued on the amortized cost basis only during the final 60 days of its maturity, the market value on the 61st day prior to maturity. Thereafter a constant proportionate amortization in value until maturity of any discount or premium is assumed, regardless of the impact of fluctuating interest rates on the market value of the security, unless the Board of Directors of Pacific Horizon or the Board of Trustees of Master Trust I determines that amortized cost no longer represents fair value. Pacific Horizon and Master Trust I will monitor the market value of these investments for the purpose of ascertaining whether any such circumstances exist.

                  When approved by the Board of Directors of Pacific Horizon or the Board of Trustees of Master Trust I, certain securities may be valued on the basis of valuations provided by an independent pricing service when such prices are believed to reflect the fair market value of such securities. These securities may include those that have no available recent market value, have few outstanding shares and therefore infrequent trades, or for which there is a lack of consensus on the value, with quoted prices covering a wide range. The lack of consensus might result from relatively unusual circumstances such as no trading in the security for long periods of time, or a company's involvement in merger or acquisition activity, with widely varying valuations placed on the company's assets or stock. Prices provided by an independent pricing service may be determined without exclusive reliance on quoted prices and may take into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data.

                  In the absence of an ascertainable market value, assets are valued at their fair value as determined using methods and procedures reviewed and approved by the Board of Directors of Pacific Horizon and the Board of Trustees of Master Trust I.

SUPPLEMENTARY PURCHASE AND REDEMPTION INFORMATION
-------------------------------------------------

                  IN GENERAL. SRF Shares of the Funds are available for the investment of retirement funds held in Eligible Retirement
Accounts as described in the Prospectus.

                  SRF Shares in each Fund are sold without a sales load. SRF Shares are subject to shareholder servicing fees. Service Organizations may be paid by the Distributor at the Company's expense for shareholder services. Depending on the terms of the particular account, Bank of America, its affiliates, and Service Organizations also may charge their customers fees for automatic investment, redemption and other services provided. Such fees may include, for example, account maintenance fees, compensating balance requirements or fees based upon account transactions, assets or income. Bank of America or the particular Service Organization is responsible for providing information concerning these services and any charges to any customer who must authorize the purchase of Fund shares prior to such purchase.

                  All or a portion of the SRF Shares held in a Fund can be redeemed (sold) at any time. The redemption price will be the net asset value per share next determined following receipt by the Company of a shareholder's satisfactorily completed instructions. The value of an SRF Share upon redemption may be more or less than the value when purchased, depending upon the net asset value of an SRF Share of the Fund at the time of the redemption. Redemptions are subject to determination by the Company that the investment instruction form or the redemption request and other distribution documents, if any, are complete.

                  Payment for SRF Shares redeemed will normally be made to the custodian of the shareholder within one business day of receipt by the Company of redemption instructions, but in no event will payment be made more than seven days after receipt of redemption instructions except in the circumstances described below.

                  EXCHANGE PRIVILEGES FOR ELIGIBLE RETIREMENT ACCOUNTS. SRF Shares held in any Fund may be exchanged for SRF Shares of any other Fund. SRF Shares held in any Fund may also be exchanged for A Shares in any other taxable, non-money market Fund offered by the Company or a Time Horizon Fund without incurring the front-end sales charge otherwise applicable on sales of A Shares ("Eligible Exchange Shares"). SRF Shares or Eligible Exchange Shares may be exchanged for Pacific Horizon Shares of the Pacific Horizon Prime Fund. Eligible Exchange Shares may be further exchanged for A Shares in any taxable, non-money market fund offered by the Company or a Time Horizon Fund without incurring the front-end sales charges otherwise applicable, or for SRF Shares offered by a Fund. SRF Shares or Eligible Exchange Shares held in an IRA account for which a Participant's surviving spouse is the beneficiary may continue to be exchanged for SRF Shares or A Shares as described above. By use of the exchange privilege, the investor authorizes the Transfer Agent to act on telephonic, telegraphic or written exchange instructions from any person representing himself or herself to be the investor and believed by the Transfer Agent to be genuine. The Transfer Agent's records of such instructions are binding. The exchange privilege may be modified or terminated at any time upon notice to shareholders.

                  The following transactions are examples of transactions that will interrupt the maintenance of Eligible Retirement Account status for a Participant's account and will terminate the account's ability to engage in the exchange privileges described above:

         1. SRF Shares or Eligible Exchange Shares held in an Eligible Pension or Profit Sharing Trust or a SEP IRA, which are transferred by the Participant into a personal rollover IRA, will no longer be eligible to exchange such shares for A Shares without incurring the front-end sales load applicable to A Shares;

         2. SRF Shares or Eligible Exchange Shares held in an IRA account for which a Participant's surviving beneficiary upon transfer out of the decedent's account is other than the Participant's spouse will no longer be eligible to exchange such shares for A Shares without incurring the front-end sales load applicable to A Shares; and

         3. SRF Shares or Eligible Exchange Shares which are liquidated in their entirety by the Participant into a Certificate of Deposit will no longer be eligible to exchange such shares for A Shares without incurring the front-end sales load applicable to A Shares.

                  Exchange requests received on a business day prior to the time shares of the investment portfolios involved in the request are priced will be processed on the date of receipt. "Processing" a request means that shares in the investment portfolio from which the shareholder is withdrawing an investment will be redeemed at the net asset value per share next determined on the date of receipt. Shares of the new investment portfolio into which the shareholder is investing will also normally be purchased at the net asset value per share next determined coincident to or after the time of redemption. Exchange requests received on a business day after the time shares of the investment portfolios involved in the request are priced will be processed on the next business day in the manner described above.

                  MISCELLANEOUS. Certificates for shares will not be issued.

                  Depending on the terms of the customer account at Bank of America or a Service Organization, certain purchasers may arrange with the Company's custodian for sub-accounting services paid by the Company without direct charge to the purchaser.

                  A "business day" for purposes of processing share purchases and redemptions received by the Transfer Agent at its Columbus office is a day on which the New York Stock Exchange is open for trading. In 1997, the holidays on which the New York Stock Exchange is closed are: New Year's Day, Presidents' Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

                  The Company may suspend the right of redemption or postpone the date of payment for shares during any period when (a) trading on the New York Stock Exchange is restricted by applicable rules and regulations of the SEC; (b) the New York Stock Exchange is closed for other than customary weekend and holiday closings; (c) the SEC has by order permitted such suspension; or (d) an emergency exists as determined by the SEC. (The Company may also suspend or postpone the recordation of the transfer of its shares upon the occurrence of any of the foregoing conditions.)

                  If the Company's Board of Directors determines that conditions exist which make payment of redemption proceeds wholly in cash unwise or undesirable, the Company may make payment wholly or partly in securities or other property. Additionally, the Company has made an undertaking to the State of Texas that it may only make payment of such proceeds wholly or in part in "readily marketable" securities or other property. (If the Company determines that such undertaking is no longer in its best interests, it will revoke such commitment. In such an event, the Funds will no longer be able to sell their shares in the State of Texas. The Company is reviewing the continuing applicability of this commitment in light of recent legislation which preempts state regulation of investment company securities). In such an event, a shareholder would incur transaction costs in selling the securities or other property. The Company has committed that it will pay all redemption requests by a shareholder of record in cash, limited in amount with respect to each shareholder during any ninety-day period to the lesser of $250,000 or 1% of the net asset value at the beginning of such period.

                     ADDITIONAL INFORMATION CONCERNING TAXES

FEDERAL - ALL FUNDS
-------------------

                  Each Fund will be treated as a separate corporate entity under the Internal Revenue Code of 1986, as amended (the "Code"), and intends to qualify as a "regulated investment company." By following this policy, each Fund expects to eliminate or reduce to a nominal amount the federal income taxes to which it may be subject. If for any taxable year a Fund does not qualify for the special federal tax treatment afforded regulated investment companies, all of the Fund's taxable income will be subject to tax at regular corporate rates (without any deduction for distributions to shareholders). In such event, the Fund's dividend distributions to shareholders will be taxable as ordinary income to the extent of the current and accumulated earnings and profits of the particular Fund and will be eligible for the dividends received deduction in the case of corporate shareholders.

                  Qualification as a regulated investment company under the Code requires, among other things, that each Fund distribute to its shareholders an amount equal to at least the sum of 90% of its investment company taxable income, if any, and 90% of its tax-exempt income, if any, net of certain deductions for each taxable year. In general, a Fund's investment company taxable income will be its taxable income, including dividends and interest, and the excess of net short-term capital gain over net long-term capital loss, if any, subject to certain adjustments and excluding the excess of net long-term capital gain for the taxable year over the net short-term capital loss for such year, if any. Each Fund will be taxed on its undistributed investment company taxable income, if any. As stated, each Fund of the Company intends to distribute at least 90% of its investment company taxable income, if any, for each taxable year. To the extent the Funds distribute such income (whether in cash or additional shares), it will be taxable to shareholders as ordinary income.

                  A Fund will not be treated as a regulated investment company under the Code if 30% or more of the Fund's gross income for a taxable year is derived from gains realized on the sale or other disposition of the following investments held for less than three months: (1) stock and securities (as defined in section 2(a)(36) of the 1940 Act); (2) options, futures and forward contracts other than those on foreign currencies; and (3) foreign currencies (and options, futures and forward contracts on foreign currencies) that are not directly related to a Fund's principal business of investing in stock and securities (and options and futures with respect to stocks and securities) (the "Short-Short test"). Interest (including original issue discount and accrued market discount) received by a Fund upon maturity or disposition of a security held for less than three months will not be treated as gross income derived from the sale or other disposition of such security within the meaning of this requirement. However, any other income which is attributable to realized market appreciation will be treated as gross income from the sale or other disposition of securities for this purpose. With respect to covered call options, if the call is exercised by the holder, the premium and the price received on exercise constitute the proceeds of sale, and the difference between the proceeds and the cost of the securities subject to the call is capital gain or loss. Premiums from expired call options written by a Fund and net gains from closing purchase transactions are treated as short-term capital gains for federal income tax purposes, and losses on closing purchase transactions are short-term capital losses. See Appendix C -- "Accounting and Tax Treatment" -- for a general discussion of the federal tax treatment of futures contracts, related options thereon and other financial instruments, including their treatment under the Short-Short test.

                  Any distribution of the excess of net long-term capital gain over net short-term capital loss is taxable to shareholders as long-term capital gain, regardless of how long the shareholder has held Fund shares and whether such gain is received in cash or additional Fund shares. The Fund will designate such a distribution as a capital gain dividend in a written notice mailed to shareholders after the close of the Fund's taxable year. It should be noted that, upon the sale or exchange of Fund shares, if the shareholder has not held such shares for more than six months, any loss on the sale or exchange of those shares will be treated as long-term capital loss to the extent of the capital gain dividends received with respect to those shares.

                  Ordinary income of individuals is taxable at a maximum marginal rate of 39.6%, but because of limitations on itemized deductions otherwise allowable and the phase-out of personal exemptions, the maximum effective marginal rate of tax for some taxpayers may be higher. An individual's long-term capital gain is taxable at a maximum nominal rate of 28%. For corporations, long-term capital gains and ordinary income are both taxable at a maximum nominal rate of 35%.

                  A 4% non-deductible excise tax is imposed on regulated investment companies that fail to currently distribute specific percentages of their ordinary taxable income and capital gain net income (excess of net capital gain over net capital loss). Each Fund intends to make sufficient distributions or deemed distributions of its ordinary taxable income and any capital gain net income prior to the end of each calendar year to avoid liability for this excise tax.

                  The Company will be required in certain cases to withhold and remit to the United States Treasury 31% of taxable dividends or 31% of gross sale proceeds paid to shareholders (i) who have failed to provide a correct tax identification number in the manner required, (ii) who are subject to withholding by the Internal Revenue Service for failure to properly include on their return payments of taxable interest or dividends or (iii) who have failed to certify to the Company that they are not subject to backup withholding or that they are "exempt recipients."

TAXATION OF THE MASTER PORTFOLIOS
---------------------------------

                  Management of the Master Portfolios corresponding to each of the Feeder Funds intends for each Master Portfolio to be treated as a partnership (or, in the event that a Feeder Fund is the sole investor in a Master Portfolio, as an agent or nominee) rather than as a regulated investment company or a corporation under the Code. Under the rules applicable to a partnership (or an agent of nominee) under the Code, any interest, dividends, gains and losses of the Master Portfolios will be deemed to have been reported as income/loss (i.e., "passed through") to their investors, regardless of whether any amounts are actually distributed by the Master Portfolios.

                  Each investor in a Master Portfolio will be taxed on its share (as determined in accordance with the governing instruments of the particular Master Portfolio) of the Master Portfolio's ordinary income and capital gains in determining its income tax liability. The determination of such share will be made in accordance with the Code and regulations promulgated thereunder. It is intended that each Master Portfolio's assets, income and distributions will be managed in such a way that an investor in a Master Portfolio will be able to satisfy the requirements of Subchapter M of the Code, assuming that the investor invested all of its assets in the Master Portfolio.

OTHER INFORMATION
-----------------

                  Depending upon the extent of activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located or in which it is otherwise deemed to be conducting business, the Funds may be subject to the tax laws of such states or localities.

                  The foregoing discussion is based on tax laws and regulations which are in effect on the date of this Statement of Additional Information. Such laws and regulations may be changed by legislative or administrative action. This discussion is only a summary of some of the important tax considerations generally affecting purchasers of Fund shares. No attempt is made to present a detailed explanation of the federal income tax treatment of the Funds or their shareholders, and this discussion is not intended as a substitute for careful tax planning. Accordingly, potential purchasers of Fund shares should consult their tax advisers with specific reference to their own tax situation.


                                   MANAGEMENT

DIRECTORS AND OFFICERS OF THE COMPANY
-------------------------------------

                  The directors and officers of the Company, their addresses, ages, and principal occupations during the past five years are:

                                        Position with
Name and Address                Age     Company           Principal Occupations
----------------                ---     -------           ---------------------

Thomas M. Collins               62      Director          Of counsel, law firm of McDermott & Trayner; Partner
McDermott & Trayner                                       of the law firm of Musick, Peeler, Garrett (until April,
225 S. Lake Avenue                                        1993); Chairman of the Board and Trustee, Master Investment
Suite 410                                                 Trust, Series I (registered investment company) (since
Pasadena, CA 91101-3005                                   1993); President and Chairman of the Board of Pacific
                                                          Horizon Funds, Inc. (1982 to August 31, 1995); former
                                                          Trustee, Master Investment Trust, Series II (registered
                                                          investment company) 1993 to February 1997; former Director,
                                                          Bunker Hill Income Securities, Inc. (registered investment company) through 1991.

Douglas B. Fletcher             70      Vice Chairman     Chairman of the Board and Chief Executive Officer, Fletcher
Fletcher Capital                        of the Board      Capital Advisors, Incorporated, (registered investment
Advisors Incorporated                                     adviser) 1991 to date; Partner, Newport Partners
4 Upper Newport Plaza                                     (private venture capital firm), 1981 to date; Chairman of
Suite 100                                                 the Board and Chief Executive Officer, First Pacific
Newport Beach, CA 92660-2629                              Advisors, Inc. (registered investment adviser) and seven



                                     Position with
Name and Address             Age     Company              Principal Occupations
----------------             ---     -------              ---------------------
                                                         investment companies under its management, prior to 1983;
                                                         former Allied Member, New York Stock Exchange; Chairman of the Board of FPA Paramount Fund, Inc. through 1984;
                                                         Director, TIS Mortgage Investment Company (real estate
                                                         investment trust); Trustee and former Vice Chairman of the
                                                         Board, Claremont McKenna College; Chartered Financial
                                                         Analyst.


Robert E. Greeley             64      Director            Chairman, Page Mill Asset Management (a private investment
Page Mill Asset                                           company) since 1991; Manager, Corporate Investments, Hewlett
  Management                                              Packard Company from 1979 to 1991; Trustee, Master
433 California Street                                     Investment Trust, Series I (since 1993); Director, Morgan
Suite 900                                                 Grenfell Small Cap Fund (since 1986); former Director,
San Francisco, CA 94104                                   Bunker Hill Income Securities, Inc. (since 1989) (registered investment companies); former Trustee, SunAmerica Fund Group
                                                          (previously Equitec Siebel Fund Group) from 1984 to 1992;
                                                          former Trustee, Master Investment Trust, Series II from 1993 to February 1997 (registered investment companies).



                                   Position with
Name and Address            Age    Company              Principal Occupations
----------------            ---    -------              ---------------------
Kermit O. Hanson             79     Director            Vice Chairman of the Advisory Board, 1988 to date, Executive
17760 14th Ave., N.W.                                   Director, 1977 to 1988, Pacific Rim Bankers Program (a
Shoreline, WA 98177                                     non-profit educational institution); Dean Emeritus, 1981 to date, Dean, 1964-81, Graduate School of Business
                                                        Administration, University of Washington; Director,
                                                        Washington Federal Savings & Loan Association; Trustee,
                                                        Seafirst Retirement Funds (since 1993) (registered
                                                        investment company).


Cornelius J. Pings*          66     Chairman of         President, Association of American Universities, February
Association of American             the Board and       1993 to date; Provost, 1982 to January 1993, Senior Vice
    Universities                    President           President for Academic Affairs, 1981 to January 1993,
1200 New York Avenue, NW                                University of Southern California; Trustee, Master
Suite 550                                               Investment Trust, Series I; former Trustee, Master
Washington, DC 20005                                    Investment Trust, Series II (October 1995 to February 1997).

J. David Huber               49     Vice President      Employee of BISYS Fund Services, Inc., June 1987 to present;
BISYS Fund Services                                     President of Master Investment Trust, Series I, Master Investment
3435 Stelzer Road                                       Trust Series II and Seafirst Retirement Funds (since 1996).
Columbus, OH 43219

Irimga McKay                 35     Vice                Senior Vice President, July 1993 to date, prior thereto
BISYS Fund Services                 President           First Vice President of Concord and the Distributor,
1230 Columbia Street                                    November 1988 to July 1993; Vice President,
5th Floor                                               Seafirst Retirement Funds (since 1993); Vice
La Jolla, CA 92037



                                 Position with
Name and Address         Age     Company             Principal Occupations
----------------         ---     -------             ---------------------
                                                     President of Master Investment Trust, Series II (1993 to
                                                     February 1997); Regional Vice President, Continental
                                                     Equities, June 1987 to November 1988; Assistant Wholesaler,
                                                     VMS Realty Partners (a real estate limited partnership), May
                                                     1986 to June 1987.

Michael Brascetta         37      Assistant Vice     Senior Vice President of Shareholder Services, BISYS
BISYS Fund Services               President          Fund Services, Inc., April 1996 to present; employee, The
3435 Stelzer Road                                    Vanguard Group, 1981 to April 1996.
Columbus, OH 43219

Stephanie L. Blaha        37      Assistant Vice     Director of Client Services of Concord, March 1995 to
BISYS Fund Services               President          date, prior thereto Assistant Vice President of
3435 Stelzer Road                                    Concord and the Distributor, October 1991 to March 1995;
Columbus, OH  43219                                  Vice President, Seafirst Retirement Funds and Master
                                                     Investment Trust, Series I (since 1996); Vice President of
                                                     Master Investment Trust, Series II (1996 to February 1997);
                                                     Account Manager, AT&T American Transtech, Mutual Fund
                                                     Division, July 1989 to October 1991.

Kevin L. Martin           35      Treasurer          Vice President, Fund Accounting BISYS Fund Services, Inc.
BISYS Fund Services                                  February 1996 to Present; Treasurer, Seafirst Retirement
3435 Stelzer Road                                    Funds (since 1996); Treasurer of Master Investment Trust,
Columbus, OH  43219                                  Series II (1996 to February 1997); Senior Audit Manager,
                                                     Ernst & Young LLP (1984 to February 1996).



                                          Position with
Name and Address                 Age      Company            Principal Occupations
----------------                 ---      -------            ---------------------
Lisa Ling                         36       Assistant         Employee, BISYS Fund Services, Inc., November 1995 to
BISYS Fund Services                        Treasurer         present; Assistant Treasurer, Seafirst Retirement Funds
3435 Stelzer Road                                            (since 1996); Assistant Treasurer of Master Investment
Columbus, OH 43219                                           Trust, Series II (1996 to February 1997); employee,
                                                             Federated Investors, October 1982 to November 1995.

W. Bruce McConnel, III            53       Secretary         Partner of the law firm of Drinker Biddle &  Reath.
1345 Chestnut Street
Philadelphia National Bank
Building, Suite 1100
Philadelphia, PA 19107

George O. Martinez                36       Assistant         Senior Vice President and Director of Administrative and
BISYS Fund Services                        Secretary         Regulatory Services, of Concord, since April 1995; Assistant
3435 Stelzer Road                                            Secretary, Seafirst Retirement Funds (since 1995); Assistant
Columbus, OH 43219                                           Secretary of Master Investment Trust, Series II (1995 to
                                                             February 1997); prior thereto, Vice President and Associate
                                                             General Counsel, Alliance Capital Management, L.P.

Alaina V. Metz                    28       Assistant         Chief Administrator, Administrative and Regulatory Services,
BISYS Fund Services                        Secretary         BISYS Fund Services, Inc., June 1995 to present; Assistant
3435 Stelzer Road                                            Secretary of Seafirst Retirement Funds (since 1996);
Columbus, OH 43219                                           Supervisor, Mutual Fund Legal Department, Alliance Capital
                                                             Management, May 1989 to June 1995.


------------------------
* Dr. Pings is an "interested director" of the Company as defined in the 1940 Act.

                  The Audit Committee of the Board is comprised of all directors and is chaired by Dr. Hanson. The Board does not have an Executive Committee.

                  Each director is entitled to receive an annual fee of $25,000 plus $1,000 for each day that a director participates in all or a part of a Board meeting; the President receives an additional $20,000 per annum for his services as President; Mr. Collins, in recognition of his years of service as President and Chairman of the Board, receives an additional $40,000 per annum until February 28, 1997; each member of a Committee of the Board is entitled to receive $1,000 for each Committee meeting they participate in (whether or not held on the same day as a Board meeting); and each Chairman of a Committee of the Board shall be entitled to receive an annual retainer of $1,000 for his services as Chairman of the Committee. The Funds, and each other investment portfolio of the Company, pays its proportionate share of these amounts based on relative net asset values.

                  For the fiscal year ended February 29, 1996, the Company paid or accrued for the account of its directors as a group for services in all capacities a total of $388,155. Of that amount, $6,935, $6,354 and $1,165 of directors' compensation were allocated to the Intermediate Bond, Blue Chip and Asset Allocation Funds, respectively. Each director is also reimbursed for out-of-pocket expenses incurred as a director. Drinker Biddle & Reath, of which Mr. McConnel is a partner, receives legal fees as counsel to the Company. As of the date of this Statement of Additional Information, the directors and officers of the Company, as a group, owned less than 1% of the outstanding shares of each of the Company's investment portfolios.

                  Under a retirement plan approved by the Board, including a majority of its directors who are not "interested persons" of the Company, a director who dies or resigns after five years of service is entitled to receive ten annual payments each equal to the greater of: (i) 50% of the annual director's retainer that was payable by the Company during the year of his/her death or resignation, or (ii) 50% of the annual director's retainer then in effect for directors of the Company during the year of such payment. A director who dies or resigns after nine years of service is entitled to receive ten annual payments each equal to the greater of: (i) 100% of the annual director's retainer that was payable by the Company during the year of his/her death or resignation, or (ii) 100% of the annual director's retainer then in effect for directors of the Company during the year of such payment. Further, the amount payable each year to a director who dies or resigns is increased by $1,000 for each year of service that the director served as Chairman of the Board.

                  Years of service for purposes of calculating the benefit described above are based upon service as a director or Chairman after February 28, 1994. Retirement benefits in which a director has become vested may not be reduced by later Board action.

                  In lieu of receiving ten annual payments, a director may elect to receive substantially equivalent benefits through a single-sum cash payment of the present value of such benefits paid by the Company within 45 days of the death or resignation of the director. The present value of such benefits is to be calculated (i) based on the retainer that was payable by the Company during the year of the director's death or resignation (and not on any retainer payable to directors thereafter), and (ii) using the interest rate in effect as of the date of the director's death or resignation by the Pension Benefit Guaranty Corporation (or any successor thereto) for valuing immediate annuities under terminating defined benefit pension plans. A director's election to receive a single sum must be made in writing within the 30 calendar days after the date the individual is first elected as a director.

                  In addition to the foregoing, the Board of Directors may, in its discretion and in recognition of a director's period of service before March 1, 1994 as a director and possibly as Chairman, authorize the Company to pay a retirement benefit following the director's death or resignation (unless the director has vested benefits as a result of completing nine years of service). Any such action shall be approved by the Board and by a majority of the directors who are not "interested persons" of the Company within 120 days following the director's death or resignation and may be authorized as a single sum cash payment or as not more than ten annual payments (beginning the first anniversary of the director's date of death or resignation and continuing for one or more anniversary date(s) thereafter). On August 31, 1996, Dr. Kenneth L. Trefftzs retired from the Board of Directors. In honor of his years of service to the Company, the Board of Directors designated Dr. Trefftzs as a "director emeritus" of the Company. Additionally, in recognition of Dr. Trefftzs' years of service to the Company prior to March 1, 1994 as director and Chairman of the Company's Audit Committee, the Board of Directors, including a majority of the directors who are not "interested persons" of the Company, authorized a single sum cash payment retirement benefit of $60,000 payable January 1, 1997.

                  The obligation of the Company to pay benefits to a former director is neither secured nor funded by the Company but shall be binding upon its successors in interest. The payment of benefits under the retirement plan has no priority or preference over the lawful claims of the Company's creditors or shareholders, and the right to receive such payments is not assignable or transferable by a director (or former director) other than by will, by the laws of descent and distribution, or by the director's written designation of a beneficiary.

TRUSTEES AND OFFICERS OF MASTER INVESTMENT TRUST, SERIES I
----------------------------------------------------------

                  The trustees and officers of Master Investment Trust, Series I ("Master Trust I"), their addresses, age, and principal occupations during the past five years are:




                                                 Position with
Name and Address                     Age         Master Trust I                 Principal Occupation
----------------                     ---         --------------                 --------------------
Thomas M. Collins                    62          Chairman of                    See "Directors and
McDermott & Trayner                              the Board                      Officers of the
225 S. Lake Avenue,                                                             Company."
Suite 410
Pasadena, CA  91101-3005

Michael Austin                       59          Trustee of Master              Chartered Accountant;
Victory House,                                   Trust I                        Trustee, Master
Nelson Quay                                                                     Investment Trust, Series
Governor's Harbour                                                              II (1993 to February 1997);
Grand Cayman                                                                    Retired Partner, KPMG
Cayman Islands                                                                  Peat Marwick LLP.
British West Indies

Robert E. Greeley                    64          Trustee of Master              See "Directors and
Page Mill Asset                                  Trust I                        Officers of the Company."
 Management
433 California Street
Suite 900
San Francisco, CA  94104

Robert A. Nathane*                   70          Trustee of Master              Retired President, Laird
1200 Shenandoah Drive East                       Trust I                        Norton Trust Company,
Seattle, WA  98112                                                              Chairman of the Board of
                                                                                Advisors, Phoenix Venture
                                                                                Funds; Trustee, Seafirst
                                                                                Retirement Funds; Trustee,
                                                                                Master Investment Trust,
                                                                                Series II (1993 to February
                                                                                1997); former Supervisor,
                                                                                Collective Investment
                                                                                Trust for Seafirst Retirement
                                                                                Accounts; former Trustee,
                                                                                First Funds of America
                                                                                (registered investment
                                                                                companies).

Cornelius J. Pings                   66          Trustee of Master              See "Directors and Officers of
Association of American                          Trust I                        the Company."
  Universities
1200 New York Avenue, NW
Suite 550
Washington, DC 20005


J. David Huber                       49          President of                   See "Directors and Officers
BISYS Fund Services                              Master Trust I                 of the Company."




                                                 Position with
Name and Address                     Age         Master Trust I                 Principal Occupation
----------------                     ---         --------------                 --------------------
3435 Stelzer Road
Columbus, OH 43219

Adrian J. Waters                     32          Executive Vice                 Managing Director,
BISYS Fund Services                              President,                     Concord Management
Floor 2, Block 2                                 Treasurer and                  (Ireland) Ltd. since May
Harcourt Centre                                  Assistant                      1993; Manager in the
Dublin 2, Ireland                                Secretary of                   Investment Company Industry
                                                 Master Trust I                 Services Group, Price
                                                                                Waterhouse 1989 to May 1993;
                                                                                Member of Oliver Freaney and
                                                                                Co./Spicer and Openheim
                                                                                Chartered Accountants 1986-
                                                                                1989.

Stephanie L. Blaha                   37          Vice President of              See "Directors and Officers of
BISYS Fund Services                              Master Trust I                 the Company."
3435 Stelzer Road
Columbus, OH  43219

W. Bruce McConnel, III               53          Secretary of                   See "Directors and
1345 Chestnut Street                             Master Trust I                 Officers of the Company."
Philadelphia, PA 19107

-----------------------------

* Mr. Nathane is an "interested trustee" of Master Trust I as defined in the 1940 Act.

         Each trustee receives an aggregate annual fee of $3,000 ($5,000 in the case of any trustee who is not also a Director or Trustee of a feeder fund of one of the portfolios of Master Trust I) plus $500 per day for each travel day and each day of a Board or committee meeting attended, for his services as trustee of each of Master Trust I. Each trustee is also reimbursed for out-of-pocket expenses incurred as a trustee. For its fiscal year ended February 29, 1996, Master Trust I paid or accrued for the account of its trustees as a group for services in all capacities a total of $14,525; of that amount, $3,499, $3,500 and $3,500 were allocated to the Master Portfolios corresponding to the Intermediate Bond, Blue Chip and Asset Allocation Funds, respectively (prior to the Reorganization Date, the Asset Allocation Fund operated as part of a master feeder structure and invested all of its assets in the Asset Allocation Master Portfolio). The trustee's fees and reimbursements are allocated among all of Master Trust I's portfolios based on their relative net asset values. Drinker Biddle & Reath, of which Mr. McConnel is a partner, receives legal fees as counsel to Master Trust I.

                  The following chart provides certain information for the fiscal year ended February 29, 1996 about the fees received by directors of the Company as directors and/or officers of the Company and as directors and/or trustees of the Fund Complex:

=================================================================================================================================
                                                                                                                 TOTAL
                                                                PENSION OR                                   COMPENSATION
                                                                RETIREMENT                                       FROM
                                                                 BENEFITS              ESTIMATED              REGISTRANT
                                         AGGREGATE              ACCRUED AS              ANNUAL                 AND FUND
                                       COMPENSATION              PART OF               BENEFITS                COMPLEX**
        NAME OF PERSON/                  FROM THE                  FUND                  UPON                   PAID TO
            POSITION                      COMPANY               EXPENSES*             RETIREMENT               DIRECTORS
---------------------------------------------------------------------------------------------------------------------------------
Thomas M. Collins                     $76,215                      $ 0                    $ 0              $85,000
Director+
---------------------------------------------------------------------------------------------------------------------------------
Douglas B. Fletcher                   $28,555                      $ 0                    $ 0              $29,055
Vice Chairman of
the Board
---------------------------------------------------------------------------------------------------------------------------------
Robert E. Greeley                     $31,395                      $ 0                    $ 0              $44,055
Director
---------------------------------------------------------------------------------------------------------------------------------
Kermit O. Hanson                      $27,485                      $ 0                    $ 0              $32,055
Director
---------------------------------------------------------------------------------------------------------------------------------
Cornelius J. Pings                    $29,555                      $ 0                    $ 0              $30,055
President and
Chairman of the
Board++
---------------------------------------------------------------------------------------------------------------------------------
Kenneth L. Trefftzs                   $28,555                      $ 0                    $ 0              $29,055
Director+++
=================================================================================================================================

------------------------------

* For the fiscal year ended February 29, 1996, the Company accrued on the part of all of the directors an aggregate of $65,739 in retirement benefits.
** The "Fund Complex" consists of the Company, Seafirst Retirement Funds (reorganized into the Company on _________, 1997), Master Trust I, Master Trust II, Time Horizon Funds and World Horizon Funds.
+ Mr. Collins was President and Chairman of the Board of the Company until August 31, 1995.
++ Dr. Pings became President and Chairman of the Board of the Company effective September 1, 1995. At February 29, 1996, $10,000, $3,500 and $3,500 in deferred compensation was payable to Dr. Pings for services as President of the Company, trustee of Master Trust I and trustee of Master Trust II, respectively.
+++      Dr. Trefftzs retired from the Board of the Company on August 31, 1996.

INVESTMENT ADVISER
------------------

                  Bank of America is the successor by merger to Security Pacific National Bank ("Security Pacific"), which previously served as investment adviser to the Company since the commencement of its operations. As described in the Prospectuses, the Feeder Funds have not retained the services of an investment adviser because they seek to achieve their investment objectives by investing all their assets in their corresponding Master Portfolios. In the Investment Advisory Agreements with the Companies, Bank of America has agreed to provide investment advisory services as described in the Prospectus. Bank of America has also agreed to pay all expenses incurred by it in connection with its activities under its agreements other than the cost of securities, including brokerage commissions, if any, purchased for the Portfolios. In rendering its advisory services, Bank of America may utilize Bank officers from one or more of the departments of the Bank which are authorized to exercise the fiduciary powers of Bank of America with respect to the investment of trust assets. In some cases, these officers may also serve as officers, and utilize the facilities, of wholly-owned subsidiaries and other affiliates of Bank of America or its parent corporation. In addition, the Investment Advisory Agreements with respect to the Intermediate Bond and Blue Chip Master Portfolios provide that Bank of America may, in its discretion, provide advisory services through its own employees or employees of one or more of its affiliates that are under the common control of Bank of America's parent, BankAmerica Corporation; provided such employees are under the management of Bank of America.

                  Effective upon the Reorganization Date, the Companies have agreed to pay Bank of America fees, accrued daily and payable monthly, at the annual rates of .30% of the net assets of the Intermediate Bond Master Portfolio; .50% of the net assets of the Blue Chip Master Portfolio and .40% of the net assets of the Asset Allocation Fund for the services provided and expenses assumed pursuant to the particular Investment Advisory Agreement. Prior to the Reorganization Date, Bank of America was entitled to receive an investment advisory fee at the annual rate of 0.45%, 0.75% and 0.55% of each of the Intermediate Bond Master Portfolio's, Blue Chip Master Portfolio's and Asset Allocation Master Portfolio's respective average daily net assets. The fees payable to Bank of America are not subject to reduction as the value of the Asset Allocation Fund's or Master Portfolio's net assets increase. From time to time, Bank of America may waive fees or reimburse the Asset Allocation Fund or a particular Master Portfolio for expenses voluntarily or as required by certain state securities laws.

                  For the fiscal years and period indicated, the following advisory fees were paid or payable to the Bank of America by the Intermediate Bond Master Portfolio, Blue Chip Master Portfolio and Asset Allocation Master Portfolio. Except as noted below, for the fiscal years and period indicated, Bank of America waived its entire advisory fee with respect to the Intermediate Bond Master Portfolio, Blue Chip Master Portfolio and Asset Allocation Master
Portfolio:


                                   ---------------------------------------------------------------------------------------
                                                                                                     Period from
                                                                                                     commencement
                                                                                                          of
                                                                                                     operations(1)
                                             Year ended                   Year ended                   through
                                            February 29,                 February 28,                February 28,
                                                1996                         1995                        1994
--------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                            $ 269,136                    $ 293,222                    $ 84,856
Master Portfolio
--------------------------------------------------------------------------------------------------------------------------
Blue Chip Master                            $1,574,388(2)                $1,091,132                    $225,019
Portfolio
--------------------------------------------------------------------------------------------------------------------------
Asset Allocation                            $  913,660(2)                 $ 849,188                    $197,611
Master Portfolio(3)
==========================================================================================================================

                  Additionally, for the fiscal years indicated and for the period from commencement of operations through February 28, 1994, Bank of America assumed certain operating expenses of the Intermediate Bond Fund, Blue Chip Fund and Asset Allocation Fund as follows:

--------

1 The Intermediate Bond Master Portfolio, Blue Chip Master Portfolio and Asset Allocation Master Portfolio commenced operations on December 6, 1993.

2 For the fiscal year ended February 29, 1996, Bank of America waived $1,164,328 and $720,259, respectively, in advisory fees with respect to the Blue Chip Master Portfolio and Asset Allocation Master Portfolio.

3 Prior to the Reorganization Date, the Asset Allocation Fund invested all of its assets in the Asset Allocation Master Portfolio. On the Reorganization Date, the Asset Allocation Fund withdrew assets from the Asset Allocation Master Portfolio and invested them directly in investment securities.

                                      -46-


                                       --------------------------------------------------------------------------------------
                                                                                                         Period from
                                                                                                        commencement
                                                                                                             of
                                                                                                         operations
                                                Year ended                   Year ended                    through
                                               February 29,                 February 28,                February 28,
                                                   1996                         1995                        1994
-----------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                                   $0                        $207,033                     $24,300
Fund
-----------------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                                      $0                        $245,776                     $31,726
-----------------------------------------------------------------------------------------------------------------------------
Asset Allocation                                    $0                        $245,718                     $28,384
Fund
=============================================================================================================================

                  For the period from December 6, 1993 (commencement of operations) through April 11, 1994, Bank of America had a Sub-Advisory Agreement with Seattle Capital Management Company ("Seattle Capital") with respect to management of the assets of the Intermediate Bond Master Portfolio and that portion of the assets of the Asset Allocation Master Portfolio which Bank of America determined from time to time to be appropriate for investment in debt securities (including money market instruments). The Sub-Advisory Agreement provided that Bank of America would pay Seattle Capital a monthly advisory fee based upon the net assets of such Master Portfolios, at the annual rate of .45% of the net assets of the Intermediate Bond Master Portfolio, and .55% of that portion of the net assets of the Asset Allocation Master Portfolio managed by Seattle Capital. For the period from December 6, 1993 (commencement of operations) through February 28, 1994, Bank of America paid Seattle Capital sub-advisory fees of $0 for sub-advisory services to the Intermediate Bond Master and Asset Allocation Master Portfolios.

                  The Investment Advisory Agreements between Bank of America and each Company will be in effect until October 31, 1997, and will continue in effect with respect to a particular Master Portfolio or Fund from year to year thereafter only so long as such continuation is approved at least annually by
(i) the Board of Trustees/Directors of the particular Company or the vote of a "majority," as defined in the 1940 Act, of the outstanding voting securities of such particular Master Portfolio or Fund, and (ii) a majority of those trustees/directors of the particular Company who are not "interested persons," as defined in the 1940 Act, of any party to the particular Investment Advisory Agreement, acting in person at a meeting called for the purpose of voting on such approval. Each Investment Advisory Agreement will terminate automatically in the event of its "assignment," as defined in the 1940 Act. In addition, each Investment Advisory Agreement is terminable with respect to a particular Master Portfolio or Fund at any time without penalty upon 60 days' written notice by the Board of Trustees/Directors of the particular Company, by vote of the holders of a majority of a particular Master Portfolio's or Fund's outstanding voting securities, or by Bank of America.

                  See "Management - Administrator" for instances where the investment adviser is required to make expense reimbursements to the Funds or Master Portfolios.

                  The Investment Advisory Agreements provide that Bank of America shall not be liable for any error of judgment or mistake of law or for any loss suffered in connection with the performance of the Investment Advisory Agreements, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or negligence in the performance of its duties or from reckless disregard by it of its duties and obligations thereunder.

THE GLASS-STEAGALL ACT AND PROPOSED LEGISLATION
-----------------------------------------------

                  The Glass-Steagall Act, among other things, prohibits banks from engaging in the business of underwriting securities, although national and state-chartered banks generally are permitted to purchase and sell securities upon the order and for the account of their customers. In 1971, the United States Supreme Court held in INVESTMENT COMPANY INSTITUTE V. CAMP that the Glass-Steagall Act prohibits a national bank from operating a fund for the collective investment of managing agency accounts. Subsequently, the Board of Governors of the Federal Reserve System (the "Board of Governors") issued a regulation and interpretation to the effect that the Glass-Steagall Act and such decision forbid a bank holding company registered under the Federal Bank Holding Company Act of 1956 (the "Holding Company Act") or any non-bank affiliate thereof from sponsoring, organizing or controlling a registered, open-end investment company continuously engaged in the issuance of its shares, but do not prohibit such a holding company or affiliate from acting as investment adviser, transfer agent and custodian to such an investment company. In 1981, the United States Supreme Court held in BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM V. INVESTMENT COMPANY INSTITUTE that the Board of Governors did not exceed its authority under the Holding Company Act when it adopted its regulation and interpretation authorizing bank holding companies and their non-bank affiliates to act as investment advisers to registered closed-end investment companies.

                  Bank of America believes that if the question were properly presented, a court should hold that Bank of America may perform the services for the Portfolios contemplated by the particular Investment Advisory Agreement, the Prospectus, and this Statement of Additional Information without violation of the Glass-Steagall Act or other applicable banking laws or regulations. It should be noted, however, that there have been no cases deciding whether a national bank may perform services comparable to those performed by Bank of America and that future changes in either federal or state statutes and regulations relating to permissible activities of banks or trust companies and their subsidiaries or affiliates, as well as further judicial or administrative decisions or interpretations of present and future statutes and regulations, could prevent Bank of America from continuing to perform such services for the Portfolios or from continuing to purchase Fund shares for the accounts of its customers. (For a discussion of the Glass Steagall Act in connection with the Company's Shareholder Service Plans, see "Plan Payments" in the Funds' Prospectuses.)

                  On the other hand, as described herein, the Funds are currently distributed by Concord Financial Group, Inc. and The BISYS Group, Inc., its parent, either directly or through its off-shore subsidiary with respect to the Intermediate Bond Master Portfolio and Blue Chip Master Portfolio provides the Funds and Master Portfolios with administrative services. If current restrictions under the Glass-Steagall Act preventing a bank from sponsoring, organizing, controlling, or distributing shares of an investment company were relaxed, the Companies expect that Bank of America would consider the possibility of offering to perform some or all of the services now provided by The BISYS Group, Inc. or Concord Financial Group, Inc. From time to time, legislation modifying such restriction has been introduced in Congress which, if enacted, would permit a bank holding company to establish a non-bank subsidiary having the authority to organize, sponsor and distribute shares of an investment company. If this or similar legislation were enacted, the Companies expect that Bank of America's parent bank holding company would consider the possibility of one of its non-bank subsidiaries offering to perform some or all of the services now provided by The BISYS Group, Inc. or Concord Financial Group, Inc. It is not possible, of course, to predict whether or in what form such legislation might be enacted or the terms upon which Bank of America or such a non-bank affiliate might offer to provide services for consideration by a particular Company's Board of Directors/Trustees.

ADMINISTRATOR
-------------

                  The BISYS Group, Inc. ("BISYS" or the "Administrator"), through its wholly-owned subsidiary BISYS Fund Services, L.P., with offices at 150 Clove Road, Little Falls, New Jersey 07424 and 3435 Stelzer Road, Columbus, Ohio 43219-3035, respectively, serves as Administrator of the Funds and the Master Portfolios. Prior to November 1, 1996, Concord Holding Corporation

("Concord"), an indirect, wholly owned subsidiary of BISYS, served as administrator of the Funds and the Master Portfolios.

                  BISYS (and/or BISYS' off-shore affiliate with respect to the Intermediate Bond Master Portfolio and Blue Chip Master Portfolio) provides administrative services to the Funds and the Master Portfolios as described in the Funds' Prospectus pursuant to separate administration agreements for each Company. Each Master Portfolio's administration agreement will continue in effect until October 31, 1997 and thereafter for successive periods of one year, provided that such continuance is specifically approved at least annually (a) by a vote of a majority of those members of the Board of Trustees of the particular Master Trust who are not parties to the administration agreement or "interested persons" of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Board of Trustees of the particular Master Trust or by vote of a "majority of the outstanding voting securities" of such Master Portfolio. Each Master Portfolio's administration agreement is terminable at any time with respect to such Master Portfolio, without penalty, by its Board of Trustees or by vote of a majority of such Master Portfolio's outstanding securities upon 60 days' notice to BISYS, or by BISYS, upon 90 days' written notice to such Master Portfolio. The Company's administration agreement will continue in effect until October 31, 1997 and thereafter will be extended with respect to each Fund for successive periods of one year, provided that each such extension is specifically approved by (a) vote of a majority of those members of the Company's Board of Directors who are not interested persons of any party to the agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) the Company's Board of Directors or by vote of a majority of the outstanding voting securities of such Fund. The agreement is terminable at any time without penalty by the Company's Board of Directors or by vote of a majority of the outstanding securities of any Fund upon 60 days' notice to BISYS, or by BISYS upon 90 days' notice to the Company.

                  For its services as administrator, BISYS is entitled to receive administration fees, accrued daily and payable monthly, at the annual rates of .05% of the average daily net assets of the Intermediate Bond Master Portfolio and Blue Chip Master Portfolio. BISYS is entitled to receive administration fees, accrued daily and payable monthly, at the annual rate of
 .15% of the average daily net assets of the Intermediate Bond Fund, Blue Chip Fund and Asset Allocation Fund. The fees payable to BISYS are not subject to reduction as the value of each Fund's and Master Portfolio's net assets increase. From time to time, BISYS may waive fees or reimburse a Fund or Master Portfolio for expenses, either voluntarily or as required by certain state securities laws.

                  For the fiscal years and period indicated, Concord, as the Funds' prior administrator, reimbursed operating expenses of the Blue Chip Fund, Asset Allocation Fund and Intermediate Bond
Fund as follows:

                                       --------------------------------------------------------------------------------------
                                                                                                           Year or
                                                                                                           period1
                                                Year ended                   Year ended                     ended
                                               February 29,                 February 28,                February 28,
                                                   1996                         1995                        1994
-----------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                                $253,991                       $ 0                          $ 0
Fund
-----------------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                                   $150,472                       $ 0                          $ 0
-----------------------------------------------------------------------------------------------------------------------------
Asset Allocation                                 $192,545                       $ 0                          $ 0
Fund
=============================================================================================================================

                  For the fiscal years and period indicated, the following administration fees were paid or payable to Concord, as the Funds' and the Master Portfolios' prior administrator, by the Intermediate Bond Fund, the Intermediate Bond Master Portfolio, the Blue Chip Fund, the Blue Chip Master Portfolio, the Asset Allocation Fund and the Asset Allocation Master Portfolio. Except as noted below, for the fiscal years and period indicated, Concord waived its entire administration fee with respect to the Intermediate Bond Fund and the Intermediate Bond Master Portfolio, the Blue Chip Fund and the Blue Chip Master Portfolio and the Asset Allocation Fund and the Asset Allocation Master Portfolio):

--------

1 The Blue Chip Fund, Asset Allocation Fund and Intermediate Bond Fund commenced operations on January 13, 1994, January 18, 1994 and January 24, 1994, respectively.


                                   ------------------------------------------------------------------------------------------
                                                                                                       Period from
                                                                                                      commencement
                                                                                                     of operations(1)
                                             Year Ended                   Year ended                     through
                                            February 29,                 February 28,                 February 28,
                                                1996                         1995                         1994
-----------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                            $  9,952                      $ 1,723                       $    22
Fund
-----------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                            $ 30,769                      $33,431                       $ 9,429
Master Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                               $ 44,971                      $ 5,833                       $    87
-----------------------------------------------------------------------------------------------------------------------------
Blue Chip Master                             $104,889(2)                   $72,742                       $15,001
-----------------------------------------------------------------------------------------------------------------------------
Asset Allocation                             $ 19,909                      $ 4,703                       $    52
Fund(3)
-----------------------------------------------------------------------------------------------------------------------------
Asset Allocation                             $ 83,060(2)                   $79,573                       $17,965
Master Portfolio
=============================================================================================================================

                  If total expenses borne (directly or indirectly) by any Fund in any fiscal year exceed the expense limitations imposed by applicable state securities regulations, a Company may deduct from the payments to be made with respect to such Fund and/or Master Portfolio to Bank of America and BISYS or Bank of America and BISYS each will bear the amount of such excess to the extent required by such regulations in proportion to the fees otherwise payable to them for such year. Such amount, if any, will be estimated, reconciled and effected or paid, as the case may be, on a monthly basis. As of the date of this Statement of
--------


1 The Intermediate Bond Fund, Blue Chip Fund and Asset Allocation Fund commenced operations on January 24, 1994, January 13, 1994 and January 18, 1994, respectively. The Intermediate Bond Master Portfolio, Blue Chip Master Portfolio and Asset Allocation Master Portfolio commenced operations on December 6, 1993.

2 For the fiscal year ended February 29, 1996, the Administrator waived $77,922 and $65,491, respectively in administration fees with respect to the Blue Chip Master Portfolio and Asset Allocation Master Portfolio.

3 Prior to the Reorganization Date, the Asset Allocation Fund invested all of its investment in the Asset Allocation Master Portfolio. On the Reorganization Date, the Asset Allocation Fund withdrew its assets from the Asset Allocation Master Portfolio and invested directly in investment securities.

Additional Information, the most restrictive expense limitation that may be applicable to a Company limits aggregate annual expenses with respect to a Fund, including management and advisory fees and the Funds' pro rata share of such expenses of their corresponding Master Portfolio but excluding interest, taxes, brokerage commissions, and certain other expenses, to 2-1/2% of the first $30 million of its average daily net assets, 2% of the next $70 million, and 1-1/2% of its remaining average daily net assets. During the course of the Company's fiscal year, BISYS and Bank of America may prospectively waive payment of fees and/or assume certain expenses of one or more of the Funds or Master Portfolios, as a result of competitive pressures and in order to preserve and protect the business and reputation of BISYS and Bank of America. This will have the effect of increasing yield to investors at the time such fees are not received or amounts are assumed and decreasing yield when such fees or amounts are reimbursed.

                  BISYS will bear all expenses in connection with the performance of its services under the administration agreements with the exception of the fees charged by PFPC for certain fund accounting services which are borne by the Funds and Master Portfolios. See "General Information--Custodian, Accounting Agent and Transfer Agent" below. Expenses borne by the Funds and Master Portfolios include taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, partners, employees or holders of 5% or more of the outstanding voting securities of Bank of America or BISYS or any of their affiliates, SEC fees and state securities qualification fees, advisory fees, administration fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, outside auditing and legal expenses, costs of maintaining corporate existence, costs attributable to investor services, including without limitation telephone and personnel expenses, costs of preparing and printing prospectuses and Statements of Additional Information for regulatory purposes, cost of shareholders' and interestholders' reports and corporate meetings and any extraordinary expenses. Certain shareholder servicing (and/or distribution fees with respect to the Funds' B Shares and K Shares) in connection with Pacific Horizon's shares are also paid by Pacific Horizon. See "Distributor and Plan Payments."

                  The administration agreements provide that BISYS shall not be liable for any error of judgment or mistake of law or any loss suffered by the Company, the Funds, Master Trust I, or the Master Portfolios in connection with the performance of the administration agreements, except a loss resulting from willful misfeasance, bad faith or negligence in the performance of its duties or from the reckless disregard by it of its obligations and duties thereunder.

                  PFPC (and an off-shore affiliate of PFPC with respect to the Intermediate Bond Fund and Blue Chip Fund and their corresponding Master Portfolios) provides the Funds and the Master Portfolios with certain accounting services pursuant to separate fund accounting services agreements with BISYS or a subcontractor. Under the fund accounting services agreements, PFPC has agreed to provide certain accounting, bookkeeping, pricing, dividend and distribution calculation services with respect to the Funds and the Master Portfolios. The monthly fees charged by PFPC under the fund accounting services agreements are borne by the Funds and the Master Portfolios.

DISTRIBUTOR AND PLAN PAYMENTS
-----------------------------

                  Concord Financial Group, Inc. (the "Distributor"), an indirect, wholly owned subsidiary of BISYS, acts as distributor of the shares of Pacific Horizon. Shares are sold on a continuous basis by the Distributor. The Distributor has agreed to use its best efforts to solicit orders for the sale of Pacific Horizon's shares although it is not obliged to sell any particular amount of shares. The distribution agreement shall continue in effect with respect to each Fund until October 31, 1997. Thereafter, if not terminated, the distribution agreement shall continue automatically for successive terms of one year, provided that such continuance is specifically approved at least annually
(a) by a vote of a majority of those members of Pacific Horizon's Board of Directors who are not parties to the distribution agreement or "interested persons" of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by Pacific Horizon's Board of Directors or by vote of a "majority of the outstanding voting securities" of the Funds as to which the distribution agreement is effective; PROVIDED, HOWEVER, that the distribution agreement may be terminated by Pacific Horizon at any time, without the payment of any penalty, by vote of a majority of Pacific Horizon's entire Board of Directors or by a vote of a "majority of the outstanding voting securities" of such Funds on 60 days' written notice to the Distributor, or by the Distributor at any time, without the payment of any penalty, on 90 days' written notice to Pacific Horizon. The agreement will automatically and immediately terminate in the event of its "assignment."

                  For the fiscal years ended February 29, 1996, February 28, 1995 and the period from the commencement of operations through February 28, 1994, the Distributor received sales loads in connection with the purchase of shares of the Intermediate Bond, Blue Chip and Asset Allocation Funds as follows:

                                                               Fiscal Year Ended February 29, 1996
                                     ----------------------------------------------------------------------------------------
                                                                                                          Amount of
                                                                                                         Total Sales
                                                                              Amount of                     Load
                                                                             Total Sales                 Retained By
                                                Total Sales                     Load                     Affiliates
                                               Load Received                 Retained By                 of Bank of
                                              By Distributor                 Distributor                   America
-----------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                                $ 460,801(1)                  $ 51,076                    $ 408,407
Fund
-----------------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                                  $2,138,130(1)                  $255,167                   $1,875,240
-----------------------------------------------------------------------------------------------------------------------------
Asset Allocation                                 $ 642,818(1)                  $ 69,818                    $ 569,332
Fund
=============================================================================================================================


                                                               Fiscal Year Ended February 28, 1995
                                     ----------------------------------------------------------------------------------------
                                                                                                   Amount of
                                                                                                  Total Sales
                                                                       Amount of                     Load
                                                                      Total Sales                 Retained By
                                         Total Sales                     Load                     Affiliates
                                        Load Received                 Retained By                 of Bank of
                                       By Distributor                 Distributor                   America
-----------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                      $   53,285                     $  5,470                    $ 47,815
Fund
-----------------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                         $  186,628                     $121,377                    $165,251
-----------------------------------------------------------------------------------------------------------------------------
Asset Allocation                       $  114,338                     $ 30,504                    $ 83,884
Fund(1)
=============================================================================================================================

--------

1    Balance was paid to selling dealers.


                                                             Period from Commencement of Operations*
                                                                    through February 28, 1994
                                     ----------------------------------------------------------------------------------------
                                                                                                  Amount of
                                                                                                 Total Sales
                                                                      Amount of                     Load
                                                                     Total Sales                 Retained By
                                        Total Sales                     Load                     Affiliates
                                       Load Received                 Retained By                 of Bank of
                                      By Distributor                 Distributor                   America
-----------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                      $14,623                        $1,628                      $12,995
Fund
-----------------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                         $22,924                        $2,692                      $20,232
-----------------------------------------------------------------------------------------------------------------------------
Asset Allocation                       $11,896(1)                     $2,243                      $ 9,653
Fund
=============================================================================================================================

--------

* The Intermediate Bond, Blue Chip and Asset Allocation Funds commenced operations on January 24, 1994, January 13, 1994 and January 18, 1994, respectively.

1    Balance was paid to selling dealers.

                  The following table shows all sales loads, commissions and other compensation received by the Distributor directly or indirectly from each of the Intermediate Bond Fund, Blue Chip Fund and Asset Allocation Fund during each fund's fiscal year ended February 29, 1996.

                                                                          Brokerage
                                                                          Commis-
                              Net Under-                                  sions in
                              writing Dis-        Compensation            connection       Other
                              counts and          on Redemption           with Fund        Compen-
                              Commissions(1)      and Repurchase(2)       Transactions     sation(3)
                              --------------      -----------------       ------------     ---------

Concord Financial
  Group, Inc.

Intermediate Bond Fund           $ 51,076            $0                        $0              $0

Blue Chip Fund                   $255,167            $0                        $0              $0

Asset Allocation Fund            $ 69,818            $0                        $0              $0




(1)      Represents amounts received from front-end sales charge on A Shares.

(2) Represents amounts received from contingent deferred sales charges on B Shares and A Shares subject to the Large Purchase Exemption. The basis on which such sales charges are paid is described in the Prospectuses. No B Shares were offered or sold during the fiscal year covered by this chart. A Shares were not subject to a contingent deferred sales charge during the fiscal year covered by this chart.

(3) Represents the total of (i) amounts paid to Concord, as the Funds' prior administrator, for administrative services provided to the Fund (see "Management of the Company-Administrator" above) and (ii) payments made under the Shareholder Service Plan, the Distribution and Services Plan, Distribution Plan and Administrative and Shareholder Services Plan (see discussion in next section) and retained by the Distributor.

                  THE SHAREHOLDER SERVICES PLANS. Pacific Horizon has adopted separate Shareholder Services Plans (the "Plans") for SRF Shares and A Shares, under which SRF Shares and A Shares of each Fund reimburse the Distributor for shareholder servicing fees the Distributor pays to Service Organizations. The fees paid under the Shareholder Services Plan for A Shares are in addition to the sales loads on A Shares described above and in the Prospectus.

                  Under the Plans, Pacific Horizon pays the Distributor, with respect to the Funds for (a) non-distribution shareholder services provided by the Distributor to Service Organizations and/or the beneficial owners of Fund shares, including, but not limited to shareholder servicing provided by the Distributor at facilities dedicated for use by Pacific Horizon, provided such shareholder servicing is not duplicative of the servicing otherwise provided on behalf of the Funds, and (b) fees paid to

Service Organizations (which may include the Distributor itself) for the provision of support services for shareholders for whom the Service Organization is the dealer of record or holder of record or with whom the Service Organization has a servicing relationship ("Clients").

                  Support services provided by Service Organizations may include, among other things: (i) establishing and maintaining accounts and records relating to Clients that invest in Fund shares; (ii) processing dividend and distribution payments from the Funds on behalf of Clients; (iii) providing information periodically to Clients regarding their positions in shares; (iv) arranging for bank wires; (v) responding to Client inquiries concerning their investments in Fund shares; (vi) providing the information to the Funds necessary for accounting or subaccounting; (vii) if required by law, forwarding shareholder communications from the Funds (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Clients; (viii) assisting in processing exchange and redemption requests from Clients; (ix) assisting Clients in changing dividend options, account designations and addresses; and (x) providing such other similar services.

                  Each Plan provides that the Distributor is entitled to receive payments for expenses on a monthly basis, at an annual rate not exceeding .25% of the average daily net assets of the SRF Shares or A Shares of the Funds, as the case may be, during such month for shareholder servicing expenses. The calculation of a Fund's average daily net assets for these purposes does not include assets held in accounts opened via a transfer of assets from trust and agency accounts of Bank of America. Further, payments made out of or charged against the assets of a particular Fund must be in payment for expenses incurred on behalf of the Fund.

                  If in any month the Distributor expends or is due more monies than can be immediately paid due to the percentage limitations described above, the unpaid amount is carried forward from month to month while a Plan is in effect until such time, if ever, when it can be paid in accordance with such percentage limitations. Conversely, if in any month the Distributor does not expend the entire amount then available under a Plan, and assuming that no unpaid amounts have been carried forward and remain unpaid, then the amount not expended will be a credit to be drawn upon by the Distributor to permit future payment. However, any unpaid amounts or credits due under a Plan may not be "carried forward" beyond the end of the fiscal year in which such amounts or credits due are accrued.

                  For the fiscal years or period indicated, the Distributor waived all fees payable under the Shareholder Service

Plan with respect to A Shares of the Intermediate Bond, Blue Chip and Asset Allocation Funds as follows (no SRF Shares were offered or sold during such fiscal years or period):

                                   ----------------------------------------------------------------------------------------
                                                                                                      Period from
                                                                                                     Commencement
                                                                                                          of
                                                                                                      Operations*
                                             Year ended                   Year Ended                    through
                                            February 29,                 February 28,                February 28,
                                                1996                         1995                        1994
---------------------------------------------------------------------------------------------------------------------------
Intermediate Bond                              $16,582                      $2,873                        $36
Fund
---------------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                                 $74,950                      $9,721                       $146
---------------------------------------------------------------------------------------------------------------------------
Asset Allocation                               $33,182                      $7,754                        $86
Fund
===========================================================================================================================

                  Payments for shareholder service expenses under the Plans are not subject to Rule 12b-1 (the "Rule") under the 1940 Act. Pursuant to the Plans, the Distributor provides that a report of the amounts expended under the Plans, and the purposes for which such expenditures were incurred, will be made to the Board of Directors for its review at least quarterly. In addition, the Plans provide that the selection and nomination of the directors of Pacific
Horizon who are not "interested persons" thereof have been committed to the discretion of the directors who are neither "interested persons" (as defined in the 1940 Act) of Pacific Horizon nor have any direct or indirect financial interest in the operation of the Plans (or related servicing agreements) (the
"Non-Interested Plan Directors").

                  Pacific Horizon understands that Bank of America and/or some
Service Organizations may charge their clients a direct fee for administrative and shareholder services in connection with the holding of SRF Shares or A
Shares. These fees would be in addition to any amounts which might be received under the Plans. Small, inactive long-term accounts involving such additional charges may not be in the best interest of shareholders.

                  Pacific Horizon's Board of Directors has concluded that the
Plans will benefit the Funds and the holders of their SRF and A shares, respectively. Each Plan is subject to annual reapproval by a majority of the
Non-Interested Plan Directors and is terminable at any time with respect to any
Fund by a vote of
--------

* The Intermediate Bond, Blue Chip and Asset Allocation Funds commenced operations on January 24, 1994, January 13, 1994 and January 18, 1994, respectively.

majority of such Directors or by vote of the holders of a majority of the SRF or A Shares, as the case may be, of the Fund involved. Any agreement entered into pursuant to a Plan with a Service Organization is terminable with respect to any Fund without penalty, at any time, by vote of the holders of a majority of the Non-Interested Plan Directors, by vote of the holders of a majority of the SRF or A Shares, as the case may be, of such Fund, by the Distributor or by the Service Organization. Each agreement will also terminate automatically in the event of its assignment.

YIELD AND TOTAL RETURN
----------------------

                  From time to time, the yields and total returns of the Funds may be quoted in and compared to other mutual funds with similar investment objectives in advertisements, shareholder reports or other communications to shareholders. The Funds may also include calculations in such communications that describe hypothetical investment results. (Such performance examples will be based on an express set of assumptions and are not indicative of the performance of any Fund.) Such calculations may from time to time include discussions or illustrations of the effects of compounding in advertisements. "Compounding" refers to the fact that, if dividends or other distributions on a Fund investment are reinvested by being paid in additional Fund shares, any future income or capital appreciation of a Fund would increase the value, not only of the original Fund investment, but also of the additional Fund shares received through reinvestment. As a result, the value of the Fund investment would increase more quickly than if dividends or other distributions had been paid in cash. The Funds may also include discussions or illustrations of the potential investment goals of a prospective investor (including but not limited to tax and/or retirement planning), investment management techniques, policies or investment suitability of a Fund, economic conditions, legislative developments (including pending legislation), the effects of inflation and historical performance of various asset classes, including but not limited to stocks, bonds and Treasury bills. From time to time advertisements or communications to shareholders may summarize the substance of information contained in shareholder reports (including the investment composition of a Fund and/or a Master Portfolio), as well as the views of the investment adviser as to current market, economic, trade and interest rate trends, legislative, regulatory and monetary developments, investment strategies and related matters believed to be of relevance to a Fund. The Funds may also include in advertisements charts, graphs or drawings which illustrate the potential risks and rewards of investment in various investment vehicles, including but not limited to stocks, bonds, Treasury bills and shares of a Fund. In addition, advertisements or shareholder communications may include a discussion of certain attributes or benefits to be derived by an investment in a Fund.

Such advertisements or communications may include symbols, headlines or other material which highlight or summarize the information discussed in more detail therein. From time to time, the investment adviser may enter into alliances with retirement plan sponsors, including The Legend Group, and the Fund may in its advertisements or sales literature include a discussion of certain attributes or benefits to be derived from its relationship with such retirement plan sponsors. With proper authorization, a Fund may reprint articles (or excerpts) written regarding the Fund and provide them to prospective shareholders. Performance information with respect to the Funds is generally available by calling (800) 346-2087.

                  YIELD CALCULATIONS. The yield for the respective share classes of a Fund are calculated by dividing the net investment income per share (as described below) earned by the Fund during a 30-day (or one month) period by the maximum offering price per share (including the maximum front-end sales charge of an A Share) on the last day of the period and annualizing the result on a semi-annual basis by adding one to the quotient, raising the sum to the power of six, subtracting one from the result and then doubling the difference. The Fund's net investment income per share earned during the period with respect to a particular class is based on the average daily number of shares outstanding in the class during the period entitled to receive dividends and includes dividends and interest earned during the period attributable to that class minus expenses accrued for the period attributable to that class, net of reimbursements. This calculation can be expressed as follows:

                                        a-b
                           Yield = 2 [(----- + 1)6 - 1]
                                         cd

         Where:  a = dividends and interest earned during the period.

                 b = expenses accrued for the period (net of
                     reimbursements).

                 c = the average daily number of shares outstanding
                     during the period that were entitled to receive dividends.

                 d = maximum offering price per share on the last day
                     of the period.

                  For the purpose of determining net investment income earned during the period (variable "a" in the formula), dividend income on equity securities is recognized by accruing 1/360 of the stated dividend rate of the security each day. Except as noted below, interest earned on debt obligations is calculated by computing the yield to maturity of each obligation based on the market value of the obligation (including actual accrued interest) at the close of business on the last business day of each month, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest), and dividing the result by 360 and multiplying the quotient by the market value of the obligation (including actual accrued interest) in order to determine the interest income on the obligation for each day of the subsequent month that the obligation is held. For purposes of this calculation, it is assumed that each month contains 30 days. The maturity of an obligation with a call provision is the next call date on which the obligation reasonably may be expected to be called or, if none, the maturity date. With respect to debt obligations purchased at a discount or premium, the formula generally calls for amortization of the discount or premium. The amortization schedule will be adjusted monthly to reflect changes in the market values of such debt obligations.

                  Interest earned on tax-exempt obligations that are issued without original issue discount and have a current market discount is calculated by using the coupon rate of interest instead of the yield to maturity. In the case of tax-exempt obligations that are issued with original issue discount but which have discounts based on current market value that exceed the then-remaining portion of the original issue discount (market discount), the yield to maturity is the imputed rate based on the original issue discount calculation. On the other hand, in the case of tax-exempt obligations that are issued with original issue discount but which have the discounts based on current market value that are less than the then-remaining portion of the original issue discount (market premium), the yield to maturity is based on the market value.

                  With respect to mortgage or other receivables-backed obligations which are expected to be subject to monthly payments of principal and interest ("pay downs"), (a) gain or loss attributable to actual monthly pay downs are accounted for as an increase or decrease to interest income during the period; and (b) a Fund or Master Portfolio may elect either (i) to amortize the discount and premium on the remaining security, based on the cost of the security, to the weighted average maturity date, if such information is available, or to the remaining term of the security, if any, if the weighted average maturity date is not available, or (ii) not to amortize discount or premium on the remaining security.

                  Undeclared earned income will be subtracted from the maximum offering price per share (variable "d" in the formula). Undeclared earned income is the net investment income which, at the end of the base period, has not been declared as a dividend, but is reasonably expected to be and is declared and paid as a dividend shortly thereafter. A Fund's maximum offering price per share for purposes of the formula includes the maximum sales load imposed by the Fund on A Shares -- currently 4.50% of the per share offering price.

                  Based on the foregoing calculations, the 30-day yields of the A Shares of the Intermediate Bond, Blue Chip and Asset Allocation Funds (after fee waivers and expense reimbursements) for the 30-day period ended August 31, 1996 were as follows:

                                                                       Yield
                                                                       -----
                  Intermediate Bond Fund                               5.53%
                  Blue Chip Fund                                       1.60%
                  Asset Allocation Fund                                2.80%

                  No SRF Shares were issued or outstanding during the 30 day period ended August 31, 1996.

                  TOTAL RETURN CALCULATIONS. The Funds compute their average annual total returns separately for their separate share classes by determining the average annual compounded rates of return during specified periods that equate the initial amount invested in a particular share class to the ending redeemable value of such investment in such class. This is done by dividing the ending redeemable value of a hypothetical $1,000 initial payment by $1,000 and raising the quotient to a power equal to one divided by the number of years (or fractional portion thereof) covered by the computation and subtracting one from the result. This calculation can be expressed as follows:

                                           ERV  1/n
                                     T = [(-----)  - 1]
                                            P

                      Where: T =   average annual total return.

                           ERV =   ending redeemable value at the end
                                   of the period covered by the
                                   computation of a hypothetical $1,000
                                   payment made at the beginning of the
                                   period.

                             P =   hypothetical initial payment of $1,000.

                             n =   period covered by the computation,
                                   expressed in terms of years.

                  The Funds compute their aggregate total returns separately for their separate share classes by determining the aggregate rates of return during specified periods that likewise equate the initial amount invested in a particular share class to the ending redeemable value of such investment in the class. The formula for calculating aggregate total return is as follows:

                                                 ERV
                      aggregate total return = [(----- - 1)]
                                                   P

                  The calculations of average annual total return and aggregate total return assume the reinvestment of all dividends and capital gain distributions on the reinvestment dates during the period. The ending redeemable value (variable "ERV" in each formula) is determined by assuming complete redemption of the hypothetical investment and the deduction of all nonrecurring charges at the end of the period covered by the computations. In addition, the Funds' average annual total return and aggregate total return quotations reflect the deduction of the maximum front-end sales load charged in connection with the purchase of A Shares.

                  Based on the foregoing calculations, the 1) average annual total returns, and 2) the aggregate total returns for the SRF Shares of the Intermediate Bond, Blue Chip and Asset Allocation Funds for the years or periods indicated were as follows:

------------------------------------------------------------------------------------------------------------------
                                              Average Annual Return
------------------------------------------------------------------------------------------------------------------
                                    One-Year Period          Five-Year Period        Period From Commencement
                                         Ended                    Ended               of Operations* through
                                    August 31, 1996          August 31, 1996              August 31, 1996
------------------------------------------------------------------------------------------------------------------
Intermediate Bond Fund                   3.27%                     5.96%                       7.49%
------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                          18.24%                    13.38%                      14.24%
------------------------------------------------------------------------------------------------------------------
Asset Allocation Fund                   10.82%                    10.24%                      11.10%
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                             Aggregate Total Return
------------------------------------------------------------------------------------------------------------------
                                    One-Year Period          Five-Year Period        Period From Commencement
                                         Ended                    Ended               of Operations* through
                                    August 31, 1996          August 31, 1996              August 31, 1996
------------------------------------------------------------------------------------------------------------------
Intermediate Bond Fund                   3.27%                    33.60%                      84.52%
------------------------------------------------------------------------------------------------------------------
Blue Chip Fund                          18.24%                    87.47%                     209.52%
------------------------------------------------------------------------------------------------------------------
Asset Allocation Fund                   10.82%                    62.91%                     142.64%
------------------------------------------------------------------------------------------------------------------

-------------------------
* Performance of the SRF Shares for the years or periods between August 31, 1996 and December 6, 1993 is represented by the performance of the shares of the Bond, Blue Chip and Asset Allocation Funds ("SeaFirst Funds") of SeaFirst Retirement Funds ("SeaFirst") which will be reorganized into SRF Shares of the Company's Intermediate Bond, Blue Chip and Asset Allocation Funds on the Reorganization Date. The Company's Intermediate Bond, Blue Chip and Asset Allocation Funds and their corresponding SeaFirst Funds invest their assets in Master Investment Trust, Series I. Seafirst is the successor to Collective Investment Trust for Seafirst Retirement Accounts ("CIT"), a registered open-end management company, pursuant to a reorganization consummated on December 6, 1993. Prior to December 6, 1993, CIT offered funds ("CIT Funds") which had substantially similar investment objectives, policies and restrictions as those of the Seafirst Funds. The CIT Funds commenced operations on March 9, 1988. Performance of the SRF Shares for the period March 9, 1988 to December 6, 1993 is represented by the performance of the CIT Funds.


                  Based on the foregoing calculations, the 1) average annual total returns, and 2) the aggregate total returns for the A Shares of the Intermediate Bond, Blue Chip and Asset Allocation Funds for the years or periods indicated were as follows:

---------------------------------------------------------------------------------------------
                                                    Average Annual Returns
                                 ------------------------------------------------------------
                                                                        Period from
                                                                        Commencement
                                                                             of
                                           One-Year                     Operations*
                                          Period Ended                    through
                                           August 31,                    August 31,
                                             1996                           1996
---------------------------------------------------------------------------------------------
Intermediate                                (1.00)%                        2.48%
Bond Fund
---------------------------------------------------------------------------------------------
Blue Chip Fund                              12.67%                         13.86%
---------------------------------------------------------------------------------------------
Asset
Allocation Fund                              5.68%                         8.47%
---------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
                                                    Aggregate Total Returns
                                 ------------------------------------------------------------
                                                                        Period from
                                                                       Commencement
                                            One-Year                   of Operations
                                          Period Ended                    through
                                           August 31,                   August 31,
                                              1996                         1996
---------------------------------------------------------------------------------------------
Intermediate                                (1.00)%                        6.59%
Bond Fund
---------------------------------------------------------------------------------------------
Blue Chip Fund                               12.67%                       40.73%
---------------------------------------------------------------------------------------------
Asset Allocation                             5.68%                        23.72%
Fund
=============================================================================================

                  No SRF Shares of any of the Funds were outstanding during the year and period indicated.

--------

* The Intermediate Bond, Blue Chip and Asset Allocation Funds commenced operations on January 24, 1994, January 13, 1994 and January 18, 1994, respectively.

                  The Funds may also advertise total return data without reflecting sales charges in accordance with the rules of the SEC. Quotations which do not reflect such sales charges will, of course, be higher than quotations which do reflect the sales charge.


                               GENERAL INFORMATION

DESCRIPTION OF SHARES
---------------------

                  Pacific Horizon is an open-end management investment company organized as a Maryland corporation on October 27, 1982. Pacific Horizon's Charter authorizes the Board of Directors to issue up to two hundred billion full and fractional common shares. Pursuant to the authority granted in the Charter, the Board of Directors has authorized the issuance of twenty-two classes of stock - Classes A through W Common Stock, $.001 par value per share, representing interests in twenty-two separate investment portfolios. As described in the Prospectus, each Fund offers four classes of shares, each of which is offered to different types of investors and bears different expenses. Class M represents interests in the A Shares of the Intermediate Bond Fund, Class M -- Special Series 3 represents interests in the B Shares of the Intermediate Bond Fund, Class M -- Special Series 5 represents interests in the K Shares of the Intermediate Bond Fund and Class M - Special Series 7 represents interests in the SRF Shares of the Intermediate Bond Fund; Class N represents interests in the A Shares of the Blue Chip Fund, Class N --Special Series 3 represents interests in the B Shares of the Blue Chip Fund, Class N -- Special Series 5 represents interests in the K Shares of the Blue Chip Fund and Class N -- Special Series 7 represents interests in the SRF Shares of the Blue Chip Fund; Class O represents interests in the A Shares of the Asset Allocation Fund, Class O -- Special Series 3 represents interests in the B Shares of the Asset Allocation Fund, Class O -- Special Series 5 represents interests in the K Shares of the Asset Allocation Fund and Class O -- Special Series 7 represents interests in the SRF Shares of the Asset Allocation Fund. Pacific Horizon's charter also authorizes the Board of Directors to classify or reclassify any particular class of Pacific Horizon's shares into one or more series.

                  Shares have no preemptive rights and only such conversion or exchange rights as the Board may grant in its discretion. When issued for payment as described in the Prospectuses, Pacific Horizon's shares will be fully paid and non-assessable. For information concerning possible restrictions upon the transferability of Pacific Horizon's shares and redemption provisions with respect to such shares, see "Additional Purchase and Redemption Information."

                  Shareholders are entitled to one vote for each full share held, and fractional votes for fractional shares held, and will vote in the aggregate and not by class or series except as otherwise required by the 1940 Act or other applicable law or when permitted by the Board of Directors. Shares have cumulative voting rights to the extent they may be required by applicable law.

                  Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as Pacific Horizon shall not be deemed to have been effectively acted upon unless approved by a majority of the outstanding shares of each Fund affected by the matter. A Fund is affected by a matter unless it is clear that the interests of each Fund in the matter are substantially identical or that the matter does not affect any interest of the Fund. Under Rule 18f-2 the approval of an investment advisory agreement or 12b-1 distribution plan or any change in a fundamental investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding shares of such Fund. However, the rule also provides that the ratification of independent public accountants, the approval of principal underwriting contracts and the election of directors may be effectively acted upon by shareholders of Pacific Horizon voting without regard to particular Funds.

                  Notwithstanding any provision of Maryland law requiring a greater vote of Pacific Horizon's common stock (or of the shares of a Fund voting separately as a class) in connection with any corporate action, unless otherwise provided by law (for example, by Rule 18f-2 discussed above) or by Pacific Horizon's Charter, Pacific Horizon may take or authorize such action upon the favorable vote of the holders of more than 50% of the outstanding common stock of Pacific Horizon voting without regard to class.

THE MASTER PORTFOLIOS
---------------------

                  The Intermediate Bond Master Portfolio and Blue Chip Master Portfolio are separate series of Master Investment Trust, Series I. The Master Trust's Declaration of Trust authorizes its Board of Trustees to issue an unlimited number of interests of beneficial interest and to establish and designate any unissued interests of one or more additional series of interests. Investors in a Master Portfolio are entitled to distributions arising from the net investment income and net realized gains, if any, earned on investments held by the Master Portfolio. Investors are also entitled to participate in the net distributable assets of the Master Portfolio in which they hold beneficial interests on liquidation. Beneficial interests have no preemptive rights, conversion or exchange rights.

REPORTS
-------

                  Shareholders will receive unaudited semi-annual reports describing the Master Portfolio's and Fund's investment operations and annual financial statements together with the reports of the independent accountants of the Portfolios and the Funds.

CUSTODIAN, ACCOUNTING AGENT AND TRANSFER AGENT
----------------------------------------------

                  PNC Bank, National Association, 1600 Market Street, 28th Floor, Philadelphia, PA 19103 has been appointed custodian for the Funds and the Master Portfolios. PFPC provides the Funds and the Master Portfolios with certain accounting services pursuant to Fund Accounting Services Agreements with BISYS. Both PFPC, which is located at Bellevue Park Corporate Center, 400 Bellevue Parkway, Wilmington, DE 19809, and PNC Bank, National Association are wholly owned subsidiaries of PNC Bancorp, Inc., a bank holding company. Under the Fund Accounting Services Agreement, PFPC has agreed to provide certain accounting, bookkeeping, pricing, dividend and distribution calculation services with respect to the Funds and Master Portfolios. The monthly fees charged by PFPC under the Fund Accounting Agreement are borne by the Funds and Master Portfolios. As custodian, PNC Bank, N.A. (i) maintains separate account or accounts in the name of the respective Funds and/or Master Portfolios, as appropriate (ii) holds and disburses portfolio securities; (iii) makes receipts and disbursements of money, (iv) collects and receives income and other payments and distributions on account of portfolio securities, (v) responds to correspondence from security brokers and others relating to their respective duties and (vi) makes periodic reports concerning their duties.

                  BISYS Fund Services, Inc., 3435 Stelzer Road, Columbus, Ohio 43219 serves as transfer and dividend disbursing agent for the Funds and Master Portfolios.

COUNSEL
-------

                  Drinker Biddle & Reath (of which W. Bruce McConnel, III, Secretary of Pacific Horizon, is a partner), 1345 Chestnut Street, Suite 1100, Philadelphia, Pennsylvania 19107, serves as counsel to the Companies and will pass upon the legality of the shares offered hereby.

INDEPENDENT ACCOUNTANTS
-----------------------

                  Price Waterhouse LLP with offices at 1177 Avenue of the Americas, New York, New York 10036, has been selected as independent accountants of each Fund and Master Portfolio for the fiscal year ended February 28, 1997.

FINANCIAL STATEMENTS AND EXPERTS
--------------------------------

                  The audited financial statements and notes thereto in the Annual Reports for each Fund and for the Investment Grade Bond, Blue Chip and Asset Allocation Master Portfolios for the fiscal year ended February 29, 1996 and the unaudited financial statements and notes thereto contained in the Semi-Annual Reports for each Fund and for the Investment Grade Bond, Blue Chip and Asset Allocation Master Portfolios for the six-month period ended August 31, 1996 are incorporated in this Statement of Additional Information by reference. The financial statements and notes thereto in the Annual Reports have been audited by Price Waterhouse LLP, whose report thereon also appears in each Annual Report and is also incorporated herein by reference. No other parts of the Annual Reports and the Semi-Annual Reports are incorporated by reference herein. Such financial statements in the Annual Report have been incorporated herein in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

MISCELLANEOUS
-------------

                  As used in the Prospectuses and this Statement of Additional Information, a "vote of a majority" of the outstanding shares or interests of a Fund, a Master Portfolio or a particular series means the affirmative vote of the lesser of (a) more than 50% of the outstanding shares or interests of such Fund, Master Portfolio or series or (b) 67% of the shares or interests of such Fund, Master Portfolio or series present at a meeting at which more than 50% of the outstanding shares or interests of such Fund, Master Portfolio or series are represented in person or by proxy.

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Pacific Horizon Shares of the Treasury Only Fund were as follows: BA Investment Services, Inc., For the Benefit of Clients, Attn: Unit #7852 - Bob Santilli, P.O. Box 7042, San Francisco, CA 94120, 126,915,035.89 shares (58.20%); BA
Securities, Inc., 185 Berry Street, 3rd Floor, San Francisco, CA 94107, 68,598.778.77 shares (31.46%); and Hare & Co., Bank of New York and Short-Term Investment Funds, Attn: Bimal Saha, One Wall Street, New York, NY 10286, 13,226,723.61 shares (6.07%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Horizon Service Shares of the Treasury Only Fund were as follows: Omnibus Account for the Shareholder Accounts Maintained By Concord Financial Services, Inc., Attn:
Linda Zerbe, First and Market Building, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 41,122,167.83 shares (21.40%);

Comcare, Inc., 4001 North Third Street, Suite 120, Phoenix, AZ 85012, 13,816.969.71 shares (7.20%); and Omnibus Account for the Shareholder Accounts Maintained by Concord Financial Services, Inc., Attn: Linda Zerbe, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 43,115,349.41 shares (22.41%).


                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Shares of the Treasury Only Fund were as follows: Centinela Healthcare Foundation, c/o Allan C. Shubin, City of Hope, 1500 East Duarte, Duarte, CA 91010, 1,912,695.64 shares (5.67%); Bank of America Illinois/Treas Slam, Attn:
Jewel James, 231 LaSalle Street, Chicago, IL 60697, 5,196,437.50 shares (15.41%); Bank of America NT&SA TTEE/Cus, Attn: Common Trust Funds Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1577, 13,973,087.38
shares (41.44%); Cable Design Technologies, Inc., Attn: Ken Hale, Foster Plaza 7, 661 Anderson Drive, Pittsburgh, PA 15220 3,686,462.62 shares (10.93%); and City and County of San Francisco, Mayor's Office of Community Development
(MOCD), Attn: Priscilla Watts, 25 Van Ness Avenue, Suite 700, San Francisco, CA 94102, 8,029,482.67 shares (23.81%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Service Shares of the Treasury Only Fund were as follows: Bank of America NT&SA TTEE/Cus, Attn: Common Trust Funds Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1577, 37,600,696.83 shares (19.54%); and
BA Investment Services, Inc., Attn: Bob Santilli, 185 Berry Street, 3rd Floor, Unit 7852, San Francisco, CA 94107, 32,306,705.83 shares (16.79%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Pacific Horizon Shares of the Treasury Fund were as follows: Hare & Co., Bank of New York and Short Term Investment Funds, Attn: Bimal Saha, One Wall Street, New York, NY 10286, 107,055,740.91 shares (21.56%); BA Investment Services, Inc., For the Benefit of Clients, Attn: Unit #7852 - Bob Santilli, P.O. Box 7042, San Francisco, CA 94120, 202,977,365.10 shares (40.87%); Hellman & Friedman Capital Partners III, Limited Partnership, 1 Maritime Plaza, 12th Floor, San Francisco, CA 94111, 30,252,068.66 shares (6.09%) and VAR & Co., Attn: Linda Frintz, 180 E.
5th Street, 4th Floor, St. Paul, MN 55101, 93,131,870.00 shares (8.75%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Horizon Service Shares of the Treasury Fund were as follows: BISYS Fund Services, Inc. Pittsburgh, fbo Sweep

Customers, Attn: Linda Zerbe, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 178,639.074.83 shares (12.38%); and BISYS Fund Services, Inc. Pittsburgh, fbo Sweep Customers, Attn: Linda Zerbe, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 483,752,664.42 shares (33.51%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Shares of the Treasury Fund were as follows: Bank of America NT&SA, The Private Bank, Attn: Common Trust Funds, Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1577, 244,930,192.81 shares (38.82%); Central
Garden & Pet Company, Attn: Lewis R. Volls, 3697 Mt. Diablo Blvd. #310, Lafayette, CA 94549, 54,646,103.60 shares (8.66%); Hare & co., c/o Bank of New York, Attn: Frank Notaro Spec. Proc. Dep., One Wall Street, 5th Floor, New York, NY 10286, 85,587,252.27 shares (13.57%); and Raymond Hickey as Trustee for Raymond Hickey Revocable Trust as Amended, 703 Broadway, Suite 600, Vancouver, WA 98660, 40,407,107.11 shares (6.40%).

                  At January 16, 1977, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Service Shares of the Treasury Fund were as follows: BofA Nevada Southern Comm. Bank, Attn: Cindy 2964, P.O. Box 98600, Las Vegas, NV 89193-8600, 151,223,491.86 shares (10.48%); Security Pacific Cash Management, c/o Bank of America-GPO M/C 5533, Attn: Regina Olsen, 1850 Gateway Boulevard, Concord, CA 94520, 166,890,200.00 shares (11.56%); Bank of America FM&TS Operat CA, Attn:
Common Trust Funds Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1577, 270,479,864.52 shares (18.74%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class X Shares of the Treasury Fund were as follows: BA Investment Services, Inc., fbo Clients, Attn: Unit 7852- Dan Spillane, P.O. Box 7042, San Francisco, CA 94120, 3,532,607.80 shares (99.97%);

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Pacific Horizon Shares of the Government Fund were as follows: BA Investment Services, Inc., For the Benefit of Clients, Attn: Unit #7852 - Bob Santilli, P.O. Box 7042, San Francisco, CA 94120, 67,476,016.22 shares (40.33%); BA Securities,
Inc., 185 Berry Street, 3rd Floor, San Francisco, CA 94107, 51,958,875.16 shares (31.06%); Hare & Co., Bank of New York and Short Term Investment Funds, Attn:
Bimal Saha, One Wall Street, New York, NY 10286, 11,242,817.21 shares (6.72%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than

5% of the outstanding Horizon Service Shares of the Government Fund were as follows: Omnibus Account for the Shareholder Accounts Maintained By Concord Financial Services, Inc., Attn: Linda Zerbe, First and Market Building, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 47,936.871.20 shares (16.12%); Omnibus Account for the Shareholder Accounts Maintained by Concord Financial Services,Inc., Attn: Linda Zerbe, First and Market Building, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 42,391,382.81 (14.25%); Viejas Bond of Kumeyaay Indians, a Federally recognized Indian tribe, 5000 Willows Road, Alpine, CA 91901, 17,823,280.06 share (5.99%); Good Health Plan of WA, Attn: Linda Lam Ha, 1501 4th Avenue, Suite 500, Seattle, WA 98101 15,252,859.49 shares (5.13%); Lone
Star Northwest, Inc., Attn: Krisky Vasquez, P.O. Box 1730, Seattle, WA 98111, 15,730,448.71 shares (5.29%); and Providence Healthcare Attn: Linda Lam Ha, 1501 4th Avenue, Suite 500, Seattle, WA 98101-1621, 15,004,725.82 shares (5.05%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Shares of the Government Fund were as follows: Sunquest Information Systems, Inc., Attn: Trena Couch, 1407 Eisenhower Boulevard, Johnstown, PA 15904-3217, 28,582,372.49 shares (40.21%); First Trust, NA as Escrow Agent, fbo
Kaiser Aluminum & Chemical Corp. Dept. of Labor, AC# 98925410, P.O. Box 64010, St. Paul, MN 55164-0010, 7,198,000.00 shares (10.13%); San Diego Regional
Transport Com, Attn: Andre Douzdjian, 401 B Street, San Diego, CA 92101, 8,524,973.33 shares (12.00%); Skinner Corporation, Attn: Debbie Sokvilne, 1326 Fifth Avenue, Ste. 711, Seattle, WA 98101, 5,081,286.67 shares (7.15%); and
Imperial Thrift and Loan Assoc., Attn: Steve Cooper, 700 N. Central Avenue, Suite 600, Glendale, CA 91203, 8,304,781.65 shares (11.69%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Service Shares of the Government Fund were as follows: Bank of America NT&SA, Financial Management & Trust Services, Attn: Common Trust Funds Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1577, 42,932,778.28 shares (14.44%); and BofA Nevada Southern Comm. Bank, Attn: Cindy 2964, P.O. Box 98600, Las Vegas, NV 89193-8600, 39,962,243.73 shares (13.44%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Horizon Service Shares of the Prime Fund were as follows: BISYS Fund Services, Inc. Pittsburgh, fbo Sweep Customers, Attn: Linda Zerbe, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 1,518,412,454.25 shares (51.12%); and BISYS Fund Services, Inc. Pittsburgh, fbo Sweep Customers, Attn: Linda

Zerbe, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 345,369,548.92 shares (11.63%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Shares of the Prime Fund were as follows: Bank of America NT&SA, The Private Bank, Attn: Common Trust Funds Unit 38329, Terminal Annex, Los Angeles, CA 90051- 1577, 601,768,725.22 shares (34.13%); Hare & Co., c/o The Bank of New
York, Attn: Frank Notaro Spec. Prec. Dep., One Wall Street, 5th Floor, New York, NY 10286, 112,025,304.13 shares (6.35%); and Williams-Sonoma, Inc., Attn: Anne Willis, 100 North Point St., San Francisco, CA 94133, 95,846,682.04 shares (5.44%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Service Shares of the Prime Fund were as follows: Bank of America NT&SA Financial Management & Trust Securities, Attn: Common Trust Funds Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1577, 774,557,020.40
shares (26.08%); BA Investment Services, Inc., Attn: Bob Santilli, 185 Berry Street, 3rd Floor, Unit 7852, San Francisco, CA 94107, 215,048,397.20 shares (7.24%); and Security Pacific Cash Management, c/o Bank of America-GPO M/C 5533,
Attn: Regina Olsen, 1850 Gateway Blvd., Concord, CA 94520, 623,555,100.00 shares (20.99%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class X Shares of the Prime Fund were as follows: BA Investment Services, Inc., fbo Clients, Attn: Unit 7852- Dan Spillane, P.O. Box 7042, San Francisco, CA 94120, 182,122,939.79 shares (99.93%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Pacific Horizon Shares of the Tax-Exempt Money Fund were as follows: BA Investment Services, Inc., For the Benefit of Clients, Attn: Unit #7852 - Bob Santilli, P.O. Box 7042, San Francisco, CA 94120, 70,078,022.430 shares (86.13%); BA
Securities, Inc., 185 Berry Street, San Francisco, CA 94107, 8,946,080.940 shares (11.00%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Horizon Shares of the Tax-Exempt Money Fund were as follows: BISYS Fund Services, Inc. Pittsburgh, fbo Sweep Customers, Attn: Linda Zerbe, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 127,407,819.400 shares (75.58%); and BISYS Fund Services, Inc. Pittsburgh, fbo Sweep Customers, Attn: Linda Zerbe, 100 First Avenue, Suite 300, Pittsburgh, PA 15222, 25,509,587,090 shares (15.13%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owenrs more than 5% of the outstanding Horizon Shares of the Tax-Exempt Money Fund were as follows: Bank of America NT&SA, The Private Bank, Attn: Common Trust Funds Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1577, 277,671,104.36 shares (98.02%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Service Shares of the Tax-Exempt Money Fund were as follows: BA Investment Services, Inc., Attn: Bob Santilli, 185 Berry St., 3rd Floor, Unit 7852, San Francisco, CA 94107, 24,291,230.92 shares (14.41%); and Bank of
America FM&TS Oper. CA, Attn: Common Trust Funds Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1571, 127,407,819.40 shares (75.58%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Pacific Horizon Shares of the California Tax-Exempt Money Market Fund were as follows:
BA Securities, Inc., 185 Berry Street, 3rd Floor, San Francisco, CA 94107, 199,716,452.460 shares (41.24%); BA Investment Services, Inc., For the Benefit of Clients, Attn: Unit #7852 - Bob Santilli, P.O. Box 7042, San Francisco, CA 94120, 270,828,273.620 shares (55.93%).

                  At January 16, 1997, the name, address and share ownership of the entities which held as beneficial owners more than 5% of the outstanding Horizon Service Shares of the California Tax-Exempt Money Market Fund were as follows: BA Investment Services, Inc., Attn: Bob Santilli, 185 Berry St., 3rd Floor, Unit 7852, San Francisco, CA 94107, 109,455,388.64 shares (23.81%); and
Bank of America NT&SA TTEE/Cus, Attn: Common Trust Funds Unit 38329, P.O. Box 513577, Terminal Annex, Los Angeles, CA 90051-1577, 198,047,795.49 shares
(43.09%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class X Shares of the California Tax-Exempt Money Market Fund were as follows: BA Investment Services, Inc., For the Benefit of Clients, Attn: Unit #7852- Dan Spillane, P.O. Box 7042, San Francisco, CA 94120, 23,643,642.410 shares (100%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding A Shares of the Corporate Bond Fund were as follows: Bank of America National Trust and Savings Association, The Private Bank, Attn: Common Trust Funds, Unit 38329, P.O. Box 3577 Terminal Annex, Los Angeles, CA 90051 ,251,255.44 shares (12.34%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the Corporate Bond Fund were as follows: Corelink Financial Inc., P.O. Box 4054, Concord, CA 94524, 11,694.177 shares (99.44%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class A Shares of the National Municipal Bond Fund were as follows: BA Investment Services, Inc., fbo 421981352, 185 Berry Street, 3rd Floor 2640, San Francisco, CA 94104, 79,473.387 shares (5.34%); and BA Investment Services, Inc., fbo 405084421, 555 California Street, 4th Floor 2640, San Francisco, CA 94104, 90,141.644 shares (6.06%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the National Municipal Bond Fund were as follows: BISYS Fund Services, Inc., 3435 Stelzer Road, Suite 100, Columbus, Ohio 43219, 102.732 shares (100%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class A Shares of the International Equity Fund were as follows: PACO, Attn: Mutual Funds, P.O. Box 3577, Terminal Annex, Los Angeles, CA 90051, 216,572,540 shares (15.56%); and PACO, Attn: Mutual Funds, P.O. Box 3577, Terminal Annex, Los Angeles, CA 90051, 406,657,130 shares (29.22%); and Bank of America National Trust and Savings Association, The Private Bank, Attn: Common Trust Funds, Unit 38329, P.O. Box 3577, Terminal Annex, Los Angeles, CA 90051, 417,172.137 shares (29.98%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the International Equity Fund were as follows: Corelink Financial Inc., P.O. Box 4054, Concord, CA 94524, 10,729.796 shares (99.06%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class A Shares of the Aggressive Growth Fund were as follows: Charles Schwabb & Co., Inc., Reinvest Account, Attn: Mutual Fund Department, 101 Montgomery Street, San Francisco, CA 94104, 664,279.549 shares (6.30%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the Aggressive Growth Fund were as follows: Corelink Financial Inc., P.O. Box 4054, Concord, CA 94524, 11,482.539 shares (99.53%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class A Shares of the Intermediate Bond Fund were as follows: Bank of America National Trust and Savings Association, The Private Bank, Attn: Common Trust Funds Unit 38329, P.O. Box 3577, Terminal Annex, Los Angeles, CA 90051, 934,163.859 shares (41.55%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the Intermediate Bond Fund were as follows: Corelink Financial Inc., P.O. Box 4054, Concord, CA 94524, 33,424.373 shares (99.68%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class A Shares of the Blue Chip Fund were as follows: Bank of America National Trust and Savings Association, The Private Bank, Attn: Common Trust Funds Unit 38329, P.O. Box 3577, Terminal Annex, Los Angeles, CA 90051, 437,870.491 shares (7.65%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the Blue Chip Fund were as follows: Corelink Financial Inc., P.O. Box 4054, Concord, CA 94524, 41,926.034 shares (99.88%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the Capital Income Fund were as follows: Corelink Financial Inc., P.O. Box 4054, Concord, CA 94524, 31,671.008 shares (94.91%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the California Tax-Exempt Bond Fund were as follows: BISYS Fund Services, Inc., Attn: Regulation and Compliance Department, 3435 Stelzer Road, Suite 1000, Columbus, Ohio 43219, 141.651 shares (100%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the Asset Allocation Fund were as follows: Corelink Financial Inc., P.O. Box 4054, Concord, CA 94524, 36,492.589 shares (99.83%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class K Shares of the U.S. Government Securities Fund were as follows: Corelink Financial Inc., P.O. Box 4054, Concord, CA 94524, 21,757.224 shares (99.50%).

                  At January 17, 1997, the name, address and share ownership of the entities which held as record owners more than 5% of the outstanding Class A Shares of the Short-Term Government Fund were as follows: Bank of America National Trust and Savings Association, The Private Bank, Attn: Common Trust Funds, Unit 38329, P.O. Box 3577 Terminal Annex, Los Angeles, CA 90051, 1,273,707.695 shares (96.07%).

                  At such dates, no other person was known by the Company to hold of record or beneficially more than 5% of the outstanding shares of any investment portfolio of the Company.

                  The Prospectus relating to the Funds and this Statement of Additional Information omit certain information contained in the Company's registration statement filed with the SEC. Copies of the registration statement, including items omitted herein, may be obtained from the Commission by paying the charges prescibed under its rules and regulations.

                                   APPENDIX A
                                   ----------


COMMERCIAL PAPER RATINGS
------------------------

                  A Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt considered short-term in the relevant market. The following summarizes the rating categories used by Standard and Poor's for commercial paper:

                  "A-1" - Issue's degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted "A-1+."

                  "A-2" - Issue's capacity for timely payment is satisfactory. However, the relative degree of safety is not as high as for issues designated "A-1."

                  "A-3" - Issue has an adequate capacity for timely payment. It is, however, somewhat more vulnerable to the adverse effects of changes in circumstances than an obligation carrying a higher designation.

                  "B" - Issue has only a speculative capacity for timely payment.

                  "C" - Issue has a doubtful capacity for payment.

                  "D" - Issue is in payment default.


                  Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of 9 months. The following summarizes the rating categories used by Moody's for commercial paper:

                  "Prime-1" - Issuer or related supporting institutions are considered to have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics: leading market positions in well established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well established access to a range of financial markets and assured sources of alternate liquidity.

                  "Prime-2" - Issuer or related supporting institutions are considered to have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions.
Ample alternative liquidity is maintained.

                  "Prime-3" - Issuer or related supporting institutions have an acceptable capacity for repayment of short-term promissory obligations. The effects of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

                  "Not Prime" - Issuer does not fall within any of the Prime rating categories.


                  The three rating categories of Duff & Phelps for investment grade commercial paper and short-term debt are "D-1," "D-2" and "D-3." Duff & Phelps employs three designations, "D- 1+," "D-1" and "D-1-," within the highest rating category. The following summarizes the rating categories used by Duff & Phelps for commercial paper:

                  "D-1+" - Debt possesses highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

                  "D-1" - Debt possesses very high certainty of timely payment. Liquidity factors are excellent and supported by good fundamental protection factors. Risk factors are minor.

                  "D-1-" - Debt possesses high certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

                  "D-2" - Debt possesses good certainty of timely payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

                  "D-3" - Debt possesses satisfactory liquidity, and other protection factors qualify issue as investment grade. Risk factors are larger and subject to more variation. Nevertheless, timely payment is expected.

                  "D-4" - Debt possesses speculative investment characteristics. Liquidity is not sufficient to ensure against disruption in debt service. Operating factors and market access may be subject to a high degree of variation.

                  "D-5" - Issuer has failed to meet scheduled principal and/or interest payments.

                  Fitch short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years. The following summarizes the rating categories used by Fitch for short-term obligations:

                  "F-1+" - Securities possess exceptionally strong credit quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

                  "F-1" - Securities possess very strong credit quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated "F-1+."

                  "F-2" - Securities possess good credit quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as the "F-1+" and "F-1" categories.

                  "F-3" - Securities possess fair credit quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate; however, near-term adverse changes could cause these securities to be rated below investment grade.

                  "F-S" - Securities possess weak credit quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.

                  "D" - Securities are in actual or imminent payment default.

                  Fitch may also use the symbol "LOC" with its short-term ratings to indicate that the rating is based upon a letter of credit issued by a commercial bank.

                  Thomson BankWatch short-term ratings assess the likelihood of an untimely or incomplete payment of principal or interest of unsubordinated instruments having a maturity of one year or less which are issued by United States commercial banks, thrifts and non-bank banks; non-United States banks; and broker-dealers. The following summarizes the ratings used by Thomson BankWatch:

                  "TBW-1" - This designation represents Thomson BankWatch's highest rating category and indicates a very high degree of likelihood that principal and interest will be paid on a timely basis.

                  "TBW-2" - This designation indicates that while the degree of safety regarding timely payment of principal and interest is strong, the relative degree of safety is not as high as for issues rated "TBW-1."

                  "TBW-3" - This designation represents the lowest investment grade category and indicates that while the debt is more susceptible to adverse developments (both internal and external) than obligations with higher ratings, capacity to service principal and interest in a timely fashion is considered adequate.

                  "TBW-4" - This designation indicates that the debt is regarded as non-investment grade and therefore speculative.

                  IBCA assesses the investment quality of unsecured debt with an original maturity of less than one year which is issued by bank holding companies and their principal bank subsidiaries. The following summarizes the rating categories used by IBCA for short-term debt ratings:

                  "A1+" - Obligations which posses a particularly strong credit feature are supported by the highest capacity for timely repayment.

                  "A1" - Obligations are supported by the highest capacity for timely repayment.

                  "A2" - Obligations are supported by a satisfactory capacity for timely repayment.

                  "A3" - Obligations are supported by a satisfactory capacity for timely repayment.

                  "B" - Obligations for which there is an uncertainty as to the capacity to ensure timely repayment.

                  "C" - Obligations for which there is a high risk of default or which are currently in default.

CORPORATE AND MUNICIPAL LONG-TERM DEBT RATINGS
----------------------------------------------

                  The following summarizes the ratings used by Standard & Poor's for corporate and municipal debt:

                  "AAA" - This designation represents the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

                  "AA" - Debt is considered to have a very strong capacity to pay interest and repay principal and differs from AAA issues only in small degree.

                  "A" - Debt is considered to have a strong capacity to pay interest and repay principal although such issues are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

                  "BBB" - Debt is regarded as having an adequate capacity to pay interest and repay principal. Whereas such issues normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.

                  "BB," "B," "CCC," "CC" and "C" - Debt is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

                  "BB" - Debt has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB-" rating.

                  "B" - Debt has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB" or "BB-" rating.

                  "CCC" - Debt has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

                  "CC" - This rating is typically applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating.

                  "C" - This rating is typically applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

                  "CI" - This rating is reserved for income bonds on which no interest is being paid.

                  "D" - Debt is in payment default. This rating is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S & P believes that such payments will be made during such grace period. "D" rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

                  PLUS (+) OR MINUS (-) - The ratings from "AA" through "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

                  "r" - This rating is attached to highlight derivative, hybrid, and certain other obligations that S & P believes may experience high volatility or high variability in expected returns due to non-credit risks. Examples of such obligations are: securities whose principal or interest return is indexed to equities, commodities, or currencies; certain swaps and options; and interest only and principal only mortgage securities. The absence of an "r" symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

         The following summarizes the ratings used by Moody's for corporate and municipal long-term debt:

                  "Aaa" - Bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                  "Aa" - Bonds are judged to be of high quality by all standards. Together with the "Aaa" group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in "Aaa" securities.

                  "A" - Bonds possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

                  "Baa" - Bonds considered medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                  "Ba," "B," "Caa," "Ca," and "C" - Bonds that possess one of these ratings provide questionable protection of interest and principal ("Ba" indicates some speculative elements; "B" indicates a general lack of characteristics of desirable investment; "Caa" represents a poor standing; "Ca" represents obligations which are speculative in a high degree; and "C" represents the lowest rated class of bonds). "Caa," "Ca" and "C" bonds may be in default.

                  Con. (---) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

                  (P)... - When applied to forward delivery bonds, indicates that the rating is provisional pending delivery of the bonds. The rating may be revised prior to delivery if changes occur in the legal documents or the underlying credit quality of the bonds.

                  Note: Those bonds in the Aa, A, Baa, Ba and B groups which Moody's believes possess the strongest investment attributes are designated by the symbols, Aa1, A1, Ba1 and B1.

                  The following summarizes the long-term debt ratings used by Duff & Phelps for corporate and municipal long-term debt:

                  "AAA" - Debt is considered to be of the highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

                  "AA" - Debt is considered of high credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

                  "A" - Debt possesses protection factors which are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

                  "BBB" - Debt possesses below average protection factors but such protection factors are still considered sufficient for prudent investment. Considerable variability in risk is present during economic cycles.

                  "BB," "B," "CCC," "DD," and "DP" - Debt that possesses one of these ratings is considered to be below investment grade. Although below investment grade, debt rated "BB" is deemed likely to meet obligations when due. Debt rated "B" possesses the risk that obligations will not be met when due. Debt rated "CCC" is well below investment grade and has considerable uncertainty as to timely payment of principal, interest or preferred dividends. Debt rated "DD" is a defaulted debt obligation, and the rating "DP" represents preferred stock with dividend arrearages.

                  To provide more detailed indications of credit quality, the "AA," "A," "BBB," "BB" and "B" ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within these major categories.

                  The following summarizes the highest four ratings used by Fitch for corporate and municipal bonds:

                  "AAA" - Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

                  "AA" - Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+."

                  "A" - Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

                  "BBB" - Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds, and therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

                  To provide more detailed indications of credit quality, the Fitch ratings from and including "AA" to "BBB" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within these major rating categories.

                  IBCA assesses the investment quality of unsecured debt with an original maturity of more than one year which is issued by bank holding companies and their principal bank subsidiaries. The following summarizes the rating categories used by IBCA for long-term debt ratings:

                  "AAA" - Obligations for which there is the lowest expectation of investment risk. Capacity for timely repayment of principal and interest is substantial such that adverse changes in business, economic or financial conditions are unlikely to increase investment risk substantially.

                  "AA" - Obligations for which there is a very low expectation of investment risk. Capacity for timely repayment of principal and interest is substantial, such that adverse changes in business, economic or financial conditions may increase investment risk, albeit not very significantly.

                  "A" - Obligations for which there is a low expectation of investment risk. Capacity for timely repayment of principal and interest is strong, although adverse changes in business, economic or financial conditions may lead to increased investment risk.

                  "BBB" - Obligations for which there is currently a low expectation of investment risk. Capacity for timely repayment of principal and interest is adequate, although adverse changes in business, economic or financial conditions are more likely to lead to increased investment risk than for obligations in other categories.

                  "BB," "B," "CCC," "CC," and "C" - Obligations are assigned one of these ratings where it is considered that speculative characteristics are present. "BB" represents the lowest degree of speculation and indicates a possibility of investment risk developing. "C" represents the highest degree of speculation and indicates that the obligations are currently in default.

                  IBCA may append a rating of plus (+) or minus (-) to a rating to denote relative status within major rating categories.

                  Thomson BankWatch assesses the likelihood of an untimely repayment of principal or interest over the term to maturity of long term debt and preferred stock which are issued by United States commercial banks, thrifts and non-bank banks; non-United States banks; and broker-dealers. The following summarizes the rating categories used by Thomson BankWatch for long-term debt ratings:

                  "AAA" - This designation represents the highest category assigned by Thomson BankWatch to long-term debt and indicates that the ability to repay principal and interest on a timely basis is extremely high.

                  "AA" - This designation indicates a very strong ability to repay principal and interest on a timely basis with limited incremental risk compared to issues rated in the highest category.

                  "A" - This designation indicates that the ability to repay principal and interest is strong. Issues rated "A" could be more vulnerable to adverse developments (both internal and external) than obligations with higher ratings.

                  "BBB" - This designation represents Thomson BankWatch's lowest investment grade category and indicates an acceptable capacity to repay principal and interest. Issues rated "BBB" are, however, more vulnerable to adverse developments (both internal and external) than obligations with higher ratings.

                  "BB," "B," "CCC," and "CC," - These designations are assigned by Thomson BankWatch to non-investment grade long-term debt. Such issues are regarded as having speculative characteristics regarding the likelihood of timely payment of principal and interest. "BB" indicates the lowest degree of speculation and "CC" the highest degree of speculation.

                  "D" - This designation indicates that the long-term debt is in default.

                  PLUS (+) OR MINUS (-) - The ratings from "AAA" through "CC" may include a plus or minus sign designation which indicates where within the respective category the issue is placed.


MUNICIPAL NOTE RATINGS
----------------------

                  A Standard and Poor's rating reflects the liquidity concerns and market access risks unique to notes due in three years or less. The following summarizes the ratings used by Standard & Poor's Ratings Group for municipal notes:

                  "SP-1" - The issuers of these municipal notes exhibit very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

                  "SP-2" - The issuers of these municipal notes exhibit satisfactory capacity to pay principal and interest.

                  "SP-3" - The issuers of these municipal notes exhibit speculative capacity to pay principal and interest.

                  Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade ("MIG") and variable rate demand obligations are designated Variable Moody's Investment Grade ("VMIG"). Such ratings recognize the differences between short-term credit risk and long-term risk. The following summarizes the ratings by Moody's Investors Service, Inc. for short-term notes:

                  "MIG-1"/"VMIG-1" - Loans bearing this designation are of the best quality, enjoying strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

                  "MIG-2"/"VMIG-2" - Loans bearing this designation are of high quality, with margins of protection ample although not so large as in the preceding group.

                  "MIG-3"/"VMIG-3" - Loans bearing this designation are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

                  "MIG-4"/"VMIG-4" - Loans bearing this designation are of adequate quality, carrying specific risk but having protection commonly regarded as required of an investment security and not distinctly or predominantly speculative.

                  "SG" - Loans bearing this designation are of speculative quality and lack margins of protection.


                  Fitch and Duff & Phelps use the short-term ratings described under Commercial Paper Ratings for municipal notes.

                                   APPENDIX B
                                   ----------


                  As stated in the Prospectus, the Portfolios, may enter into futures contracts and options for hedging purposes. Such transactions are described in this Appendix B.

I.       INTEREST RATE FUTURES CONTRACTS
         -------------------------------

                  USE OF INTEREST RATE FUTURES CONTRACTS. Bond prices are established in both the cash market and the futures market. In the cash market, bonds are purchased and sold with payment for the full purchase price of the bond being made in cash, generally within five business days after the trade. In the futures market, only a contract is made to purchase or sell a bond in the future for a set price on a certain date. Historically, the prices for bonds established in the futures markets have tended to move generally in the aggregate in concert with the cash market prices and have maintained fairly predictable relationships. Accordingly, a Portfolio may use interest rate futures as a defense, or hedge, against anticipated interest rate changes and not for speculation. As described below, this would include the use of futures contract sales to protect against expected increases in interest rates and futures contract purchases to offset the impact of interest rate declines.

                  A Portfolio presently could accomplish a similar result to that which it hopes to achieve through the use of futures contracts by selling bonds with long maturities and investing in bonds with short maturities when interest rates are expected to increase, or conversely, selling short-term bonds and investing in long-term bonds when interest rates are expected to decline. However, because of the liquidity that is often available in the futures market the protection is more likely to be achieved, perhaps at a lower cost and without changing the rate of interest being earned by a Fund, through using futures contracts.

                  DESCRIPTION OF INTEREST RATE FUTURES CONTRACTS. An interest rate futures contract sale would create an obligation by a Portfolio, as seller, to deliver the specific type of financial instrument called for in the contract at a specific future time for a specified price. A futures contract purchase would create an obligation by a Portfolio, as purchaser, to take delivery of the specific type of financial instrument at a specific future time at a specific price. The specific securities delivered or taken, respectively, at settlement date, would not be determined until at or near that date. The determination would be in accordance with the rules of the exchange on which the futures contract sale or purchase was made.

                  Although interest rate futures contracts by their terms call for actual delivery or acceptance of securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery of securities. Closing out a futures contract sale is effected by the Portfolio's entering into a futures contract purchase for the same aggregate amount of the specific type of financial instrument and the same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Portfolio is paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Portfolio pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the Portfolio's entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Portfolio realizes a gain, and if the purchase price exceeds the offsetting sale price, the Portfolio realizes a loss.

                  Interest rate futures contracts are traded in an auction environment on the floors of several exchanges-principally, the Chicago Board of Trade and the Chicago Mercantile Exchange. A Portfolio would deal only in standardized contracts on recognized exchanges. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership.

                  A public market now exists in futures contracts covering various financial instruments including long-term United States Treasury bonds and notes; Government National Mortgage Association (GNMA) modified pass-through mortgage-backed securities; three-month United States Treasury bills; and ninety-day commercial paper. A Portfolio may trade in any futures contract for which there exists a public market, including, without limitation, the foregoing instruments.

                  EXAMPLES OF FUTURES CONTRACT SALE. A Portfolio would engage in an interest rate futures contract sale to maintain the income advantage from continued holding of a long-term bond while endeavoring to avoid part or all of the loss in market value that would otherwise accompany a decline in long-term securities prices. Assume that the market value of a certain security in a Portfolio tends to move in concert with the futures market prices of long-term United States Treasury bonds ("Treasury bonds"). The investment adviser wishes to fix the current market value of this portfolio security until some point in the future. Assume the portfolio security has a market value of 100, and the investment adviser believes that, because of an anticipated rise in interest rates, the value will decline to 95. Such Portfolio might enter into futures contract sales of Treasury bonds for an equivalent of 98. If the market value of the portfolio security does indeed decline from 100 to 95, the equivalent futures market price for the Treasury bonds might also decline from 98 to 93.

                  In that case, the five-point loss in the market value of the portfolio security would be offset by the five-point gain realized by closing out the futures contract sale. Of course, the futures market price of Treasury bonds might well decline to more than 93 or to less than 93 because of the imperfect correlation between cash and futures prices mentioned below.

                  The investment adviser could be wrong in its forecast of interest rates and the equivalent futures market price could rise above 98. In this case, the market value of the portfolio securities, including the portfolio security being protected, would increase. The benefit of this increase would be reduced by the loss realized on closing out the futures contract sale.

                  If interest rate levels did not change, the Portfolio in the above example might incur a loss of 2 points (which might be reduced by an off-setting transaction prior to the settlement date). In each transaction, transaction expenses would also be incurred.

                  EXAMPLES OF FUTURES CONTRACT PURCHASE. A Portfolio would engage in an interest rate futures contract purchase when it is not fully invested in long-term bonds but wishes to defer for a time the purchase of long-term bonds in light of the availability of advantageous interim investments, e.g., shorter-term securities whose yields are greater than those available on long-term bonds. The Portfolio's basic motivation would be to maintain for a time the income advantage from investing in the short-term securities; the Portfolio would be endeavoring at the same time to eliminate the effect of all or part of an expected increase in market price of the long-term bonds that the Portfolio may purchase.

                  For example, assume that the market price of a long-term bond that a Portfolio may purchase, currently yielding 10%, tends to move in concert with futures market prices of Treasury bonds. The investment adviser wishes to fix the current market price (and thus 10% yield) of the long-term bond until the time (four months away in this example) when it may purchase the bond. Assume the long-term bond has a market price of 100, and the investment adviser believes that, because of an anticipated fall in interest rates, the price will have risen to 105 (and the yield will have dropped to about 9 1/2%) in four months. The Portfolio might enter into futures contracts purchases of Treasury bonds for an equivalent price of 98. At the same time, the Portfolio would assign a pool of investments in short-term securities that are either maturing in four months or earmarked for sale in four months, for purchase of the long-term bond at an assumed market price of 100. Assume these short-term securities are yielding 15%. If the market price of the long-term bond does indeed rise from 100 to 105, the equivalent futures market price for Treasury bonds might also rise from 98 to 103. In that case, the 5-point increase in the price that the Portfolio pays for the long-term bond would be offset by the 5-point gain realized by closing out the futures contract purchase.

                  The investment adviser could be wrong in its forecast of interest rates; long-term interest rates might rise to above 10%; and the equivalent futures market price could fall below 98. If short-term rates at the same time fall to 10% or below, it is possible that the Portfolio would continue with its purchase program for long-term bonds. The market price of available long-term bonds would have decreased. The benefit of this price decrease, and thus yield increase, will be reduced by the loss realized on closing out the futures contract purchase.

                  If, however, short-term rates remained above available long-term rates, it is possible that the Portfolio would discontinue its purchase program for long-term bonds. The yield on short-term securities in the portfolio, including those originally in the pool assigned to the particular long-term bond, would remain higher than yields on long-term bonds. The benefit of this continued incremental income will be reduced by the loss realized on closing out the futures contract purchase. In each transaction, expenses would also be incurred.

II.      STOCK INDEX FUTURES CONTRACTS
         -----------------------------

                  A stock index assigns relative values to the stocks included in the index and the index fluctuates with changes in the market values of the stocks included. A stock index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the stock index value (which assigns relative values to the common stocks included in the index) at the close of the last trading day of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying stocks in the index is made. Some stock index futures contracts are based on broad market indices, such as the Standard & Poor's 500 or the New York Stock Exchange Composite Index. In contrast, certain exchanges offer futures contracts on narrower market indices, such as the Standard & Poor's 100 or indices based on an industry or market segment, such as oil and gas stocks. Futures contracts are traded on organized exchanges regulated by the Commodity Futures Trading Commission. Transactions on such exchanges are cleared through a clearing corporation, which guarantees the performance of the parties to each contract.

                  The Asset Allocation Fund and Blue Chip Master Portfolio will sell stock index futures contracts in order to offset a decrease in market value of their respective portfolio securities that might otherwise result from a market decline. The Portfolios may do so either to hedge the value of their respective portfolios as a whole, or to protect against declines, occurring prior to sales of securities, in the value of the securities to be sold. Conversely, the Portfolios will purchase stock index futures contracts in anticipation of purchases of securities. In a substantial majority of these transactions, the Portfolios will purchase such securities upon termination of the long futures position, but a long futures position may be terminated without a corresponding purchase of securities.

                  In addition, the Asset Allocation Fund and Blue Chip Master Portfolio may utilize stock index futures contracts in anticipation of changes in the composition of their respective portfolio holdings. For example, in the event that a Portfolio expects to narrow the range of industry groups represented in its holdings it may, prior to making purchases of the actual securities, establish a long futures position based on a more restricted index, such as an index comprised of securities of a particular industry group. The Portfolios may also sell futures contracts in connection with this strategy, in order to protect against the possibility that the value of the securities to be sold as part of the restructuring of their respective portfolios will decline prior to the time of sale.

                  The following are examples of transactions in stock index futures (net of commissions and premiums, if any).

                   ANTICIPATORY PURCHASE HEDGE: Buy the Future
                Hedge Objective: Protect Against Increasing Price

     Portfolio                                            Futures
     ---------                                            -------
                                                     -Day Hedge is Placed-

Anticipate Buying $62,500                              Buying 1 Index Futures
 Blue Chip Master Portfolio                             at 125
                                                       Value of Futures =
                                                         $62,500/Contract

                                                     -Day Hedge is Lifted-

Buy Blue Chip Master Portfolio with Sell 1 Index Futures at 130
 Actual Cost = $65,000                                 Value of Futures = $65,000/
Increase in Purchase Price =                            Contract
 $2,500                                                Gain on Futures = $2,500

                        HEDGING A STOCK PORTFOLIO:  Sell the Future
                        Hedge Objective:  Protect Against Declining
                                     Value of the Fund

Factors:

Value of Stock Fund = $1,000,000
Value of Futures Contract = 125 x $500 = $62,500
Fund Beta Relative to the Index = 1.0

     Portfolio                                            Futures
     ---------                                            -------

                                                     -Day Hedge is Placed-

Anticipate Selling $1,000,000                          Sell 16 Index Futures at 125
 Blue Chip Master Portfolio                          Value of Futures = $1,000,000

                                                     -Day Hedge is Lifted-

Blue Chip Master Portfolio-Own                       Buy 16 Index Futures at 120
     Stock with Value = $960,000                       Value of Futures = $960,000
     Loss in Fund Value = $40,000                    Gain on Futures = $40,000

                  If, however, the market moved in the opposite direction, that is, market value decreased and a Portfolio had entered into an anticipatory purchase hedge, or market value increased and a Portfolio had hedged its stock portfolio, the results of the Portfolio's transactions in stock index futures would be as set forth below.

                   ANTICIPATORY PURCHASE HEDGE: Buy the Future
                Hedge Objective: Protect Against Increasing Price

     Portfolio                                            Futures
     ---------                                            -------

                                                     -Day Hedge is Placed-
Anticipate Buying $62,500                              Buying 1 Index Futures at 125
 Blue Chip Master Portfolio                          Value of Futures = $62,500/
                                                        Contract

                                                     -Day Hedge is Lifted-

Buy Blue Chip Master Portfolio with Sell 1 Index Futures at 120
 Actual Cost - $60,000                                 Value of Futures = $60,000/
Decrease in Purchase Price = $2,500                     Contract
                                                     Loss on Futures = $2,500

                        HEDGING A STOCK PORTFOLIO:  Sell the Future
                        Hedge Objective:  Protect Against Declining
                                     Value of the Fund

Factors:

Value of Stock Fund = $1,000,000
Value of Futures Contract = 125 x $500 = $62,500
Fund Beta Relative to the Index = 1.0

     Portfolio                                            Futures
     ---------                                            -------

                                                     -Day Hedge is Placed-

Anticipate Selling $1,000,000                        Sell 16 Index Futures at 125
 Blue Chip Master Portfolio                           Value of Futures = $1,000,000

                                                     -Day Hedge is Lifted-

Blue Chip Master Portfolio-Own                       Buy 16 Index Futures at 130
     Stock with Value = $1,040,000                    Value of Futures = $1,040,000
     Gain in Fund Value = $40,000                    Loss of Futures = $40,000



III.  MARGIN PAYMENTS
      ---------------

                  Unlike when a Portfolio purchases or sells a security, no price is paid or received by the Portfolio upon the purchase or sale of a futures contract. Initially, the Portfolio will be required to deposit with the broker or in a segregated account with the Portfolio's custodian an amount of cash or cash equivalents, the value of which may vary but is generally equal to 10% or less of the value of the contract. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Portfolio upon termination of the futures contract assuming all contractual obligations have been satisfied. Subsequent payments, called variation margin, to and from the broker, will be made on a daily basis as the price of the underlying instruments fluctuates making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. For example, when a Portfolio has purchased a futures contract and the price of the contract has risen in response to a rise in the underlying instruments, that position will have increased in value and the Portfolio will be entitled to receive from the broker a variation margin payment equal to that increase in value. Conversely, where a Portfolio has purchased a futures contract and the price of the future contract has declined in response to a decrease in the underlying instruments, the position would be less valuable and the Portfolio would be required to make a variation margin payment to the broker. At any time prior to expiration of the futures contract, the investment adviser may elect to close the position by taking an opposite position, subject to the availability of a secondary market, which will operate to terminate the Portfolio's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Portfolio, and the Portfolio realizes a loss or gain.

IV.  RISKS OF TRANSACTIONS IN FUTURES CONTRACTS
     ------------------------------------------

                  There are several risks in connection with the use of futures in the Portfolios as a hedging device. One risk arises because of the imperfect correlation between movements in the price of the future and movements in the price of the securities which are the subject of the hedge. The price of the future may move more than or less than the price of the securities being hedged. If the price of the future moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, the Portfolio would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the future. If the price of the future moves more than the price of the hedged securities, the Portfolio involved will experience either a loss or gain on the future which will not be completely offset by movements in the price of the securities which are the subject of the hedge. To compensate for the imperfect correlation of movements in the price of securities being hedged and movements in the price of futures contracts, a Portfolio may buy or sell futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the volatility over a particular time period of the prices of such securities has been greater than the volatility over such time period of the future, or if otherwise deemed to be appropriate by the investment adviser. Conversely, a Portfolio may buy or sell fewer futures contracts if the volatility over a particular time period of the prices of the securities being hedged is less than the volatility over such time period of the futures contract being used, or if otherwise deemed to be appropriate by the investment adviser. It is also possible that, where the Portfolio has sold futures to hedge its portfolio against a decline in the market, the market may advance and the value of securities held in the Portfolio may decline. If this occurred, the Portfolio would lose money on the future and also experience a decline in value in its portfolio securities.

                  Where futures are purchased to hedge against a possible increase in the price of securities before a Portfolio is able to invest its cash (or cash equivalents) in securities (or options) in an orderly fashion, it is possible that the market may decline instead; if the Portfolio then concludes not to invest in securities or options at that time because of concern as to possible further market decline or for other reasons, the Portfolio will realize a loss on the futures contract that is not offset by a reduction in the price of securities purchased.

                  In instances involving the purchase of futures contracts by a Portfolio, an amount of cash and cash equivalents, equal to the market value of the futures contracts, will be deposited in a segregated account with the Portfolio's custodian and/or in a margin account with a broker to collateralize the position and thereby insure that the use of such futures is unleveraged.

                  In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures and the securities being hedged, the price of futures may not correlate perfectly with movement in the cash market due to certain market distortions. Rather than meeting additional margin deposit requirements, investors may close futures contracts through off-setting transactions which could distort the normal relationship between the cash and futures markets. Second, with respect to financial futures contracts, the liquidity of the futures market depends on participants entering into off-setting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced thus producing distortions. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movements in the cash market and movements in the price of futures, a correct forecast of general market trends or interest rate movements by the investment adviser may still not result in a successful hedging transaction over a short time frame.

                  Positions in futures may be closed out only on an exchange or board of trade which provides a secondary market for such futures. Although the Portfolios intend to purchase or sell futures only on exchanges or boards of trade where there appear to be active secondary markets, there is no assurance that a liquid secondary market on any exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures investment position, and in the event of adverse price movements, the Portfolio would continue to be required to make daily cash payments of variation margin. However, in the event futures contracts have been used to hedge portfolio securities, such securities will not be sold until the futures contract can be terminated. In such circumstances, an increase in the price of the securities, if any, may partially or completely offset losses on the futures contract. However, as described above, there is no guarantee that the price of the securities will in fact correlate with the price movements in the futures contract and thus provide an offset on a futures contract.

                  Further, it should be noted that the liquidity of a secondary market in a futures contract may be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions.

                  Successful use of futures by a Portfolio is also subject to the investment adviser's ability to predict correctly movements in the direction of the market. For example, if a Portfolio has hedged against the possibility of a decline in the market adversely affecting securities held by it and securities prices increase instead, the Portfolio will lose part of all of the benefit to the increased value of its securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. A Portfolio may have to sell securities at a time when it may be disadvantageous to do so.

V.   OPTIONS ON FUTURES CONTRACTS
     ----------------------------

                  Each Portfolio may purchase options on the futures contracts described above. A futures option gives the holder, in return for the premium paid, the right to buy (call) from or sell

(put) to the writer of the option a futures contract at a specified price at any time during the period of the option. Upon exercise, the writer of the option is obligated to pay the difference between the cash value of the futures contract and the exercise price. Like the buyer or seller of a futures contract, the holder, or writer, of an option has the right to terminate its position prior to the scheduled expiration of the option by selling, or purchasing, an option of the same series, at which time the person entering into the closing transaction will realize a gain or loss.

                  Investments in futures options involve some of the same considerations that are involved in connection with investments in futures contracts (for example, the existence of a liquid secondary market). In addition, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased. Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the securities being hedged, an option may or may not be less risky than ownership of the futures contract or such securities. In general, the market prices of options can be expected to be more volatile than the market prices on the underlying futures contract. Compared to the purchase or sale of futures contracts, however, the purchase of call or put options on futures contracts may frequently involve less potential risk to the Portfolios because the maximum amount at risk is the premium paid for the options (plus transaction costs).

VI.  OTHER HEDGING TRANSACTIONS
     --------------------------

                  The Asset Allocation Fund and Intermediate Bond Master Portfolio presently intend to use interest rate futures contracts, and the Asset Allocation Fund and the Blue Chip Master Portfolio presently intend to use stock index futures contracts, in connection with their hedging activities. Nevertheless, each of these Portfolios is authorized to enter into hedging transactions in any other futures or options contracts which are currently traded or which may subsequently become available for trading. Such instruments may be employed in connection with the Portfolios' hedging strategies if, in the judgment of the investment adviser, transactions therein are necessary or advisable.

VII.  ACCOUNTING AND TAX TREATMENT
      ----------------------------

                  Accounting for futures contracts and related options will be in accordance with generally accepted accounting principles.

                  Generally, futures contracts and options on futures contracts held by a Portfolio at the close of the Portfolio's taxable year will be treated for federal income tax purposes as sold for their fair market value on the last business day of such year, a process known as "marking-to-market." Forty percent of any gain or loss resulting from such constructive sale will be treated as short-term capital gain or loss and 60% of such gain or loss will be treated as long-term capital gain or loss without regard to the length of time the Portfolio holds the futures contract or option ("the 40%-60% rule"). The amount of any capital gain or loss actually realized by a Portfolio in a subsequent sale or other disposition of those futures contracts or options will be adjusted to reflect any capital gain or loss taken into account by a Portfolio in a prior year as a result of the constructive sale of the contracts or options. With respect to futures contracts to sell, which will be regarded as parts of a "mixed straddle" because their values fluctuate inversely to the values of specific securities held by a Portfolio, losses as to such contracts to sell will be subject to certain loss deferral rules which limit the amount of loss currently deductible on either part of the straddle to the amount thereof which exceeds the unrecognized gain (if any) with respect to the other part of the straddle, and to certain wash sales regulations. Under short sales rules, which also will be applicable, the holding period of the securities forming part of the straddle (if they have not been held for the long-term holding period) will be deemed not to begin prior to termination of the straddle. With respect to certain futures contracts and related options, deductions for interest and carrying charges will not be allowed. Notwithstanding the rules described above, with respect to futures contracts to sell which are properly identified as such, a Portfolio may make an election which will exempt (in whole or in part) those identified futures contracts from being treated for federal income tax purposes as sold on the last business day of the Portfolio's taxable year, but gains and losses will be subject to such short sales, wash sales and loss deferral rules and the requirement to capitalize interest and carrying charges. Under Temporary Regulations, a Portfolio would be allowed (in lieu of the foregoing) to elect either (1) to offset gains or losses from portions which are part of a mixed straddle by separately identifying each mixed straddle to which such treatment applies, or
(2) to establish a mixed straddle account for which gains and losses would be recognized and offset on a periodic basis during the taxable year. Under either election, the 40%-60% rule will apply to the net gain or loss attributable to the futures contracts, but in the case of a mixed straddle account election, not more than 50 percent of any net gain may be treated as long-term and no more than 40 percent of any net loss may be treated as short-term.

                  With respect to the Asset Allocation Fund and the Intermediate Bond Master Portfolio, some investments may be subject to special rules which govern the federal income tax treatment of certain transactions denominated in terms of a currency other than the U.S. dollar or determined by reference to the value of one or more currencies other than the U.S. dollar. The types of transactions covered by the special rules include the following: (i) the acquisition of, or becoming the obligor under, a bond or other debt instrument (including, to the extent provided in Treasury regulations, preferred stock); (ii) the accruing of certain trade receivables and payables; and (iii) the entering into or acquisition of any forward contract, futures contract, option or similar financial instrument. However, regulated futures contracts and non-equity options are generally not subject to the special currency rules if they are or would be treated as sold for their fair market value at year-end under the marking-to-market rules, unless an election is made to have such currency rules apply. The disposition of a currency other than the U.S. dollar by a U.S. taxpayer is also treated as a transaction subject to the special currency rules. With respect to transactions covered by the special rules, foreign currency gain or loss is calculated separately from any gain or loss on the underlying transaction and is normally taxable as ordinary gain or loss. A taxpayer may elect to treat as capital gain or loss foreign currency gain or loss arising from certain identified forward contracts, futures contracts and options that are capital assets in the hands of the taxpayer and which are not part of a straddle. In accordance with Treasury regulations, certain transactions subject to the special currency rules that are part of a "section 988 hedging transaction" (as defined in the Code and the Treasury regulations) will be integrated and treated as a single transaction or otherwise treated consistently for purposes of the Code. "Section 988 hedging transactions" are not subject to the mark-to-market or loss deferral rules under the Code. It is anticipated that some of the non-U.S. dollar denominated investments and foreign currency contracts that such Funds may make or may enter into will be subject to the special currency rules described above. Gain or loss attributable to the foreign currency component of transactions engaged in by a Fund which are not subject to special currency rules (such as foreign equity investments other than certain preferred stocks) will be treated as capital gain or loss and will not be segregated from the gain or loss on the underlying transaction.

                  Qualification as a regulated investment company under the Code requires that each Fund satisfy certain requirements with respect to the source of its income during a taxable year. At least 90% of the gross income of each Fund must be derived from dividends, interests, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, and other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to the Fund's business of investing in such stock, securities or currencies. The Treasury Department may by regulation exclude from qualifying income foreign currency gains which are not directly related to a Fund's principal business of investing in stock or securities, or options and futures with respect to stock or securities. Any income derived by a Fund from a partnership or trust is treated for this purpose as derived with respect to the Fund's business of investing in stock, securities or currencies only to the extent that such income is attributable to items of income which would have been qualifying income if realized by the Fund in the same manner as by the partnership or trust.

                  An additional requirement for qualification as a regulated investment company under the Code is that less than 30% of a Fund's gross income must be derived from gains realized on the sale or other disposition of the following investments held for less than three months: (1) stock and securities (as defined in section 2(a)(36) of the 1940 Act); (2) options, futures and forward contracts other than those on foreign currencies; and (3) foreign currencies (and options, futures and forward contracts on foreign currencies) that are not directly related to a Fund's principal business of investing in stock and securities (and options and futures with respect to stocks and securities). With respect to futures contracts and other financial instruments subject to the marking-to-market rules, the Internal Revenue Service has ruled in private letter rulings that a gain realized from such a futures contract or financial instrument will be treated as being derived from a security held for three months or more (regardless of the actual period for which the contract or instrument is held) if the gain arises as a result of a constructive sale under the marking-to-market rules, and will be treated as being derived from a security held for less than three months only if the contract or instrument is terminated (or transferred) during the taxable year (other than by reason of marking-to-market) and less than three months have elapsed between the date the contract or instrument is acquired and the termination date. In determining whether the 30% test is met for a taxable year, increases and decreases in the value of each Fund's futures contracts and other investments that qualify as part of a "designated hedge," as defined in the Code, may be netted.

                      STATEMENT OF ADDITIONAL INFORMATION

                           SEAFIRST RETIREMENT FUNDS

                                701 FIFTH AVENUE
                           SEATTLE, WASHINGTON  98104





         This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus dated July 1, 1996 for Seafirst Retirement Funds (the "Trust"). This Statement of Additional Information contains certain additional and supplemental information to that presented in the Prospectus and it does not repeat all of the information with respect to the Trust contained in the Prospectus. A copy of the Prospectus may be obtained by writing to Seafirst Retirement Funds, Seafirst Bank, P.O. Box 84248, Seattle, Washington 98124 or by calling 1-800-323-9919.

         Please read and retain this Statement of Additional Information for future reference.



                                  July 1, 1996

                               TABLE OF CONTENTS



                                                                                                                     PAGE
                                                                                                                     ----
GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

INVESTMENT POLICIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

INVESTMENT RESTRICTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

VALUATION OF SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

MANAGEMENT OF THE TRUST . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
       Board of Trustees and Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
       Administration Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
       Expenses of the Trust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
       Former Investment Management Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
       Shareholder Service Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

MANAGEMENT OF THE MASTER TRUST  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
       Board of Trustees and Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
       Investment Advisory Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
       Master Trust Administration Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
       Custodian  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
       Counsel  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
       Independent Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
PORTFOLIO TRANSACTIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

GLASS-STEAGALL ACT CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

TAX INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

OTHER INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

APPENDIX A  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1

APPENDIX B  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-1

                              GENERAL INFORMATION

         Seafirst Retirement Funds ("the Trust") is an open-end management investment company that currently offers three Funds, the Bond, Blue Chip and Asset Allocation Funds (collectively, the "Funds"), for investment by Eligible Retirement Accounts. The Trust may offer at any time one or more additional funds having investment objectives and policies different from the three Funds currently offered.

         The Funds seek to achieve their investment objectives by investing all of their assets in corresponding Portfolios of Master Investment Trust, Series I (the "Master Trust"), a diversified, open-end management investment company organized as a Delaware business trust. The Master Trust offers shares of three Portfolios to the Trust and other investment companies and institutional investors: the Blue Chip Portfolio, in which the Blue Chip Fund invests; the Asset Allocation Portfolio, in which the Asset Allocation Fund invests; and the Investment Grade Bond Portfolio (the "Bond Portfolio"), in which the Bond Fund invests.

         The Trust is the successor to Collective Investment Trust for Seafirst Retirement Accounts, a registered open-end management company ("CIT"), pursuant to a reorganization (the "Reorganization") consummated on December 6, 1993. Prior to the Reorganization, CIT offered funds (the "CIT Funds") which had substantially similar investment objectives, policies and restrictions as those of the Funds.

         Capitalized terms used herein have the same meaning as in the Prospectus.


                              INVESTMENT POLICIES

SHORT-TERM INVESTMENTS

         BANK CERTIFICATES OF DEPOSIT, BANKERS' ACCEPTANCES AND TIME DEPOSITS. Each Portfolio may acquire certificates of deposit, bankers' acceptances and time deposits as described in the Prospectus. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Certificates of deposit and bankers acceptances may only be purchased from domestic or foreign banks and financial institutions having total assets at the time of purchase in excess of $2.5 billion (including assets of both domestic and foreign branches). Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate. The Portfolios will not acquire obligations issued by the International Bank for Reconstruction and Development, the Asian Development Bank or the Inter-American Development Bank.

         Instruments issued by foreign banks or financial institutions may be subject to additional investment risks that are different in some respects from those that would be incurred if it were to invest only in debt obligations of U.S. domestic issuers. Such risks include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the securities by the particular country in which the issuer is located, the possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities.

         Domestic banks and foreign banks are subject to different governmental regulations with respect to the amounts and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operations of the banking industry.

         As a result of federal and state laws and regulations, domestic banks are, among other things, required to maintain specified levels of reserves, limited in the amount which they can loan to a single borrower, and subject to other regulations designed to promote financial soundness. However, such laws and regulations do not necessarily apply to foreign bank obligations.

         COMMERCIAL PAPER AND SHORT-TERM NOTES. A Portfolio may invest a portion of its assets in commercial paper and short-term notes. Commercial paper consists of unsecured promissory notes issued by corporations. Except as noted below with respect to variable and floating rate instruments, issues of commercial paper and short-term notes will normally have maturities of less than 9 months and fixed rates of return, although such instruments may have maturities of up to one year. Commercial paper and short-term notes will consist of issues rated at the time of purchase A-2 or better by Standard & Poor's Rating Group, Division of McGraw Hill ("S&P"), Prime-2 or better by Moody's Investor Service, Inc. ("Moody's"), or similarly rated by another nationally recognized statistical rating organization ("NRSRO").

         MONEY MARKET FUNDS. In connection with the management of their daily cash position, the Portfolios may each invest in the securities of a money market mutual fund (including money market mutual funds advised by Bank of America). Such Portfolios are permitted to invest up to 5% of the value of their respective total assets in the securities of a money market mutual fund; except that, with respect to the investment in a money market mutual fund advised by Bank of America, such Portfolios are permitted to invest the greater of 5% of their respective net assets or $2.5 million. However, no more than 10% of such Portfolio's total assets may be invested in the securities of money market mutual funds in the aggregate. Securities of other investment companies will be acquired by the Portfolios within the limits prescribed by the Investment Company Act of 1940 (the "1940 Act"). As a shareholder of another investment company, a Portfolio would bear along with other shareholders, its pro-rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory and other expenses that the Portfolio bears directly in connection with its own operations.

         The 1940 Act generally prohibits each Portfolio from investing more than 5% of the value of its total assets in any one investment company, or more than 10% of the value of its total assets in investment companies as a group, and also restricts its investment in any investment company to 3% of the voting securities of such investment company. In addition, no more than 10% of the outstanding voting stock of any one investment company may be owned in the aggregate by the Portfolios and any other investment company advised by the investment adviser.

         REPURCHASE AGREEMENTS. Each Portfolio is permitted to enter into repurchase agreements with respect to its portfolio securities. Pursuant to such agreements, a Portfolio acquires securities from financial institutions such as banks and broker-dealers which are deemed to be creditworthy, subject to the seller's agreement to repurchase and the Portfolio's agreement to resell such securities at a mutually agreed upon date and price. A Portfolio will not enter into repurchase agreements with Bank of America, Seafirst or their affiliates. The repurchase price generally equals the price paid by the Portfolio plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security). Securities subject to repurchase agreements will be held by the Master Trust's custodian or sub-custodian or in the Federal Reserve/Treasury Book-Entry System. The seller under a repurchase agreement will be required to deliver instruments the value of which is 102% of the repurchase price (excluding accrued interest) provided that notwithstanding such requirement, the investment adviser shall require that the value of the collateral, after transaction costs (including loss of interest)





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reasonably expected to be incurred on a default, shall be equal to or greater than the resale price (including interest) provided in the agreement. If the seller defaulted on its repurchase obligation, a Portfolio would suffer a loss because of adverse market action or to the extent that the proceeds from a sale of the underlying securities were less than the repurchase price under the agreement. Bankruptcy or insolvency of such a defaulting seller may cause the particular Portfolio's rights with respect to such securities to be delayed or limited. Repurchase agreements are considered to be loans by a Portfolio under the 1940 Act.

         U.S. GOVERNMENT OBLIGATIONS. Each Portfolio may make investments in U.S. government obligations. Such obligations include Treasury bills, certificates of indebtedness, notes and bonds, and issues of such entities as the Government National Mortgage Association, Export-Import Bank of the United States, Tennessee Valley Authority, Resolution Funding Corporation, Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and the Student Loan Marketing Association. Treasury bills have maturities of one year or less, Treasury notes have maturities of one to ten years and Treasury bonds generally have maturities of more than ten years. Some of these obligations, such as those of the Government National Mortgage Association, are supported by the full faith and credit of the U.S. Treasury. Others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the Treasury. Others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. government to purchase the agency's obligations. Still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government sponsored instrumentalities if it is not obligated to do so by law.

         VARIABLE AND FLOATING RATE INSTRUMENTS. Each Portfolio may acquire variable and floating rate instruments, including master demand notes. The actual yield on variable and floating rate instruments varies not only as a result of variations in the lives of the underlying securities, but also as a result of changes in prevailing interest rates. Such instruments are frequently not rated by credit rating agencies. However, in determining the creditworthiness of unrated variable and floating rate instruments and their eligibility for purchase by a Portfolio, Bank of America will consider the earning power, cash flow and other liquidity ratios of the issuers of such instruments (which include financial, merchandising, bank holding and other companies) and will continuously monitor their financial





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condition.  An active secondary market may not exist with respect to a particular variable or floating rate instrument purchased by a Portfolio. The absence of such an active secondary market could make it difficult to dispose of a variable or floating rate instrument in the event the issuer of the instrument defaulted on its payment obligation or during periods that the Portfolio is not entitled to exercise its demand rights, and the Portfolio could, for these or other reasons, suffer a loss to the extent of the default. Investments in illiquid variable and floating rate instruments (instruments which are not payable upon seven days' notice and do not have active trading markets) are subject to a Portfolio's 10% limitation on illiquid securities. Variable and floating rate instruments may be secured by bank letters of credit.

         REVERSE REPURCHASE AGREEMENTS. Each Portfolio may borrow funds for temporary purposes by entering into reverse repurchase agreements with such financial institutions as banks and broker-dealers. Whenever a Portfolio enters into a reverse repurchase agreement, it will place in a segregated account maintained with the Portfolio's custodian, liquid assets such as cash, U.S. government securities or other liquid high grade debt securities having a value equal to the repurchase price (including accrued interest) and Bank of America will subsequently continuously monitor the account for maintenance of such equivalent value. The Portfolios intend to enter into reverse repurchase agreements to avoid otherwise having to sell securities during unfavorable market conditions in order to meet redemptions. Reverse repurchase agreements are considered to be borrowings by a Portfolio under the 1940 Act.

         SECURITIES LENDING. A Portfolio may lend securities as described in the Prospectus. Such loans will be secured by cash or securities of the U.S. Government and its agencies and instrumentalities. The collateral must be at all times equal to at least the market value of the securities loaned and is "marked to market" daily. A Portfolio will continue to receive interest or dividends on the securities it loans, and will also earn interest on the investment of any cash collateral. Cash collateral may be invested in short-term U.S. Government securities, certificates of deposit, other high-grade, short-term obligations or interest-bearing cash equivalents. Although voting rights, or rights to consent, attendant to securities loaned pass to the borrower, such loans may be called at any time and will be called so that the securities may be voted by a Portfolio if a material event affecting the investment is to occur.





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

MORTGAGE-RELATED SECURITIES

         To the extent described in the Prospectus, the Asset Allocation and Bond Portfolios may purchase mortgage-backed securities that are secured by entities such as the Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), commercial banks, trusts, financial companies, finance subsidiaries of industrial companies, savings and loan associations, mortgage banks and investment banks. These certificates are in most cases pass-through instruments, through which the holder receives a share of all interest and principal payments from the mortgages underlying the certificate, net of certain fees. The average life of a mortgage-backed security varies with the underlying mortgage instruments, which have maximum maturities of 40 years.
The average life is likely to be substantially less than the original maturity of the mortgage pools underlying the securities as the result of prepayments, mortgage refinancings or foreclosure. Mortgage prepayment rates are affected by factors including the level of interest rates, general economic conditions, the location and age of the mortgage and other social and demographic conditions. Such prepayments are passed through to the registered holder with the regular monthly payments of principal and interest and have the effect of reducing future payments.

         There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage-related securities and among the securities that they issue. Mortgage-related securities guaranteed by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by FNMA include FNMA guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA, are not backed by or entitled to the full faith and credit of the United States and are supported by the right of the issuer to borrow from the Treasury. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to timely payment of principal and interest by FNMA. Mortgage-related securities issued by the Federal Home Loan Mortgage Corporation include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "Pcs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Banks





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
and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.


ASSET-BACKED SECURITIES

         The Asset Allocation and Bond Portfolios may invest in asset-backed securities, including interests in pools of receivables, such as motor vehicle installment purchase obligations and credit card receivables. Such securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in the underlying pools of assets. Such securities may also be debt instruments, which are also known as collateralized obligations and are generally issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Non-mortgage backed securities are not issued or guaranteed by the U.S. Government or its agencies or instrumentalities; however, the payment of principal and interest on such obligations may be guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution (such as a bank or insurance company) unaffiliated with the issuers of such securities.

         The purchase of non-mortgage backed securities raises considerations peculiar to the financing of the instruments underlying such securities. For example, most organizations that issue asset-backed securities relating to motor vehicle installment purchase obligations perfect their interests in the respective obligations only by filing a financing statement and by having the servicer of the obligations, which is usually the originator, take custody thereof. In such circumstances, if the servicer were to sell the same obligations to another party, in violation of its duty not to do so, there is a risk that such party could acquire an interest in the obligations superior to that of the holders of the asset-backed securities. Also, although most of such obligations grant a security interest in the motor vehicle being financed, in most states the security interest in a motor vehicle must be noted on the certificate of title to perfect such security interest against competing claims of other parties. Due to the large number of vehicles involved, however, the certificate of title to each vehicle financed, pursuant to the obligations underlying the asset-backed securities, usually is not amended to reflect the assignment of





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the seller's security interest for the benefit of the holders of the asset-backed securities. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on those securities. In addition, various state and federal laws give the motor vehicle owner the right to assert against the holder of the owner's obligation certain defenses such owner would have against the seller of the motor vehicle. The assertion of such defenses could reduce payments on the related asset-backed securities. Insofar as credit card receivables are concerned, credit card holders are entitled to the protection of a number of state and federal consumer credit laws, many of which give such holders the right to set off certain amounts against balances owed on the credit card, thereby reducing the amounts paid on such receivables. In addition, unlike most other asset-backed securities, credit card receivables are unsecured obligations of the cardholder.

         The development of non-mortgage backed securities is at an early stage compared to mortgage backed securities. While the market for asset-backed securities is becoming increasingly liquid, the market for mortgage backed securities issued by certain private organizations and non-mortgage backed securities is not as well developed as that for mortgage backed securities guaranteed by government agencies or instrumentalities. Bank of America intends to limit its purchases of mortgage backed securities to those issued by certain private organizations and to limit its purchase of non-mortgage backed securities to securities to those that are readily marketable at the time of purchase.

         Non-mortgage, asset-backed securities involve certain risks that are not presented by mortgage-backed securities. Primarily, these securities do not have the benefit of the same security interest in the underlying collateral. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which have given debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. Therefore, there is a possibility that recoveries on repossessed collateral may not, in some cases, be able to support payments on these securities.

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         MUNICIPAL SECURITIES.  The Bond and Asset Allocation Portfolios may
invest in Municipal Securities. Municipal Securities are debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, the refunding of outstanding obligations, the payment of general operating expenses and the extension of loans to public institutions and facilities. In addition, certain types of private activity bonds (including industrial development bonds under prior law) are issued by or on behalf of public authorities to finance various privately-operated facilities. Such obligations are included within the term Municipal Securities if the interest paid thereon is exempt from regular federal income tax. The two principal classifications of Municipal Securities which may be held by the Portfolios are "general obligation" securities and "revenue" securities. General obligation securities are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue securities are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as the user of the facility being financed. Private activity bonds held by the Portfolios are in most cases revenue securities and are not payable from the unrestricted revenues of the issuer. Consequently, the credit quality of such private activity bonds is usually directly related to the credit standing of the corporate user of the facility involved.

         The Bond and Asset Allocation Portfolios may also invest in "moral obligation" securities, which are normally issued by special purpose public authorities. If the issuer of moral obligation securities is unable to meet its debt service obligations from current revenues, it may draw on a reserve fund, the restoration of which is a moral commitment but not a legal obligation of the state or municipality which created the issuer.

         The Bond and Asset Allocation Portfolios may purchase short-term Tax Anticipation Notes, Bond Anticipation Notes, Revenue Anticipation Notes and other forms of short-term tax-exempt loans. Such notes are issued with a short-term maturity in anticipation of the receipt of tax funds, the proceeds of bond placements or other revenues. Those Portfolios may also purchase tax-exempt commercial paper.

         There are, of course, variations in the quality of Municipal Securities, both within a particular classification and between classifications, and the yields on Municipal Securities depend upon a variety of factors, including general money market conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The ratings of Moody's, S&P, Fitch and Duff & Phelps

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represent their opinions as to the quality of Municipal Securities.  It should be emphasized, however, that ratings are general and are not absolute standards of quality, and Municipal Securities with the same maturity, interest rate and rating may have different yields while Municipal Securities of the same maturity and interest rate with different ratings may have the same yield. Subsequent to its purchase by a Portfolio, an issue of Municipal Securities may cease to be rated or its rating may be reduced. The investment adviser will consider such an event in determining whether a Portfolio should continue to hold the obligation.

         An issuer's obligations under its Municipal Securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code, and laws, if any, which may be enacted by federal or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. The power or ability of an issuer to meet its obligations for the payment of interest on, and principal of, its Municipal Securities may be materially adversely affected by litigation or other conditions. Further, it should also be noted with respect to all Municipal Securities issued after August 15, 1986 (August 31, 1986 in the case of certain bonds), the issuer must comply with certain rules formerly applicable only to "industrial development bonds" which, if the issuer fails to observe them, could cause interest on the Municipal Securities to become taxable retroactive to the date of issue.

         Information about the financial condition of issuers of Municipal Securities may be less available than about corporations, a class of whose securities is registered under the Securities Exchange Act of 1934.

OPTIONS TRADING

         Each Portfolio presently intends that the aggregate value of its assets subject to options written by such Portfolio will not exceed 5% of the value of its net assets. The investment policies of each Portfolio provide that the aggregate value of its assets subject to options written by such Portfolio may not exceed 25% of the value of its net assets.

         Options trading is a highly specialized activity which entails greater than ordinary risks. Regardless of how much the market price of the underlying security or index increases or decreases, the option buyer's risk is limited to the amount of the original premium paid for the purchase of the option. However, options may be more volatile than the underlying instruments, and therefore, on a percentage basis, an investment in options may be subject to greater fluctuation than an

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investment in the underlying instruments themselves.  A listed call option for a particular security gives the purchaser of the option the right to buy from a clearing corporation, and obligates a writer to sell to the clearing corporation, the underlying security or currency amount at the stated exercise price at any time prior to the expiration of the option, regardless of the market price of the security. The premium paid to the writer is in consideration for undertaking the obligations under the option contract. A listed put option gives the purchaser the right to sell to a clearing corporation the underlying security or amount of currency at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price of the security or currency. In contrast to an option on a particular security, an option on a stock index provides the holder with the right to make or receive a cash settlement upon exercise of the option. The amount of this settlement will be equal to the difference between the closing price of the index at the time of exercise and the exercise price of the option expressed in dollars, times a specified multiple.

         A Portfolio will continue to receive interest or dividend income on the securities underlying such puts until they are exercised by the Portfolio. Any losses realized by a Portfolio in connection with its purchase of put options will be limited to the premiums paid by the Portfolio for the options plus any transaction costs. A gain or loss may be wholly or partially offset by a change in the value of the underlying security which the Portfolio owns.

         A Portfolio may write call options only if they are "covered." In the case of a call option on a security, the option is "covered" if the Portfolio owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, for cash or cash equivalents in such amount held in a segregated account by its custodian) upon conversion or exchange of other securities held by it. For a call option on an index, the option is covered if the Portfolio maintains with its custodian cash or cash equivalents equal to the contract value. A call option is also covered if the Portfolio holds a call on the same security or index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written provided the difference is maintained by the Portfolio in cash or cash equivalents in a segregated account with its custodian.

         The principal reason for writing call options on a securities portfolio is the attempt to realize, through the receipt of premiums, a greater current return than would be realized on the securities alone. In return for the premium, the





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

covered option writer gives up the opportunity for profit from a price increase in the underlying security above the exercise price so long as its obligation as a writer continues, but retains the risk of loss should the price of the security decline. Unlike one who owns securities not subject to an option, the covered option writer has no control over when it may be required to sell its securities, since it may be assigned an exercise notice at any time prior to the expiration of its obligation as a writer.

         If a Portfolio desires to sell a particular security it owns on which it has written an option, the Portfolio will seek to effect a closing purchase transaction prior to, or concurrently with, the sale of the security. In order to close out a covered call option position, a Portfolio will enter into a "closing purchase transaction" - the purchase of a call option on a security or stock index with the same exercise price and expiration date as the call option which it previously wrote on the same security or index.

         When a Portfolio purchases a put or call option, the premium paid by it is recorded as an asset of the Portfolio. When a Portfolio writes an option, an amount equal to the net premium (the premium less the commission) received by such Portfolio is included in the liability section of such Portfolio's statement of assets and liabilities as a deferred credit. The amount of this asset or deferred credit is subsequently marked-to-market to reflect the current value of the option purchased or written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option purchased by a Portfolio expires unexercised, the Portfolio realizes a loss equal to the premium paid. If a Portfolio enters into a closing sale transaction on an option purchased by it, the Portfolio realizes a gain if the premium received by such Portfolio on the closing transaction is more than the premium paid to purchase the option, or a loss if it is less. Moreover, because increases in the market price of an option will generally reflect (although not necessarily in direct proportion) increases in the market price of the underlying security, any loss resulting from a closing purchase transaction is likely to be offset in whole or in part by appreciation of the underlying security if such security is owned by a Portfolio. If an option written by a Portfolio expires on the stipulated expiration date or if a Portfolio enters into a closing purchase transaction, it realizes a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option is eliminated. If an option written by a Portfolio is exercised, the proceeds of the sale are increased by the net premium originally received and the Portfolio realizes a gain or loss.





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         There are several risks associated with transactions in options on securities and indices. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. In addition, a liquid secondary market for particular options on a national securities exchange (an "Exchange") may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by an Exchange on opening transactions or closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; unusual or unforeseen circumstances may interrupt normal operations on an Exchange; the facilities of an Exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or one or more Exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that Exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the Options Clearing Corporation as a result of trades on that Exchange would continue to be exercisable in accordance with their terms.

         A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

FOREIGN INVESTMENTS

         A Portfolio may invest in securities of foreign issuers that are not publicly traded in the United States. Investments in foreign securities involve certain inherent risks, such as political or economic instability of the issuer or the country of issue, the difficulty of predicting international trade patterns and the possibility of imposition of exchange controls. Such securities may also be subject to greater fluctuations in price than securities of domestic corporations. In addition, there may be less publicly available information about a foreign company than about a domestic company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic companies. With respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, or diplomatic developments which could affect investment in those countries.

         In considering whether to invest in the securities of a foreign company, Bank of America considers such factors as the characteristics of the particular company, differences between economic trends and the performance of securities markets within the U.S. and those within other countries, and also factors relating to the general economic, governmental and social conditions of the country or countries where the company is located.

WHEN-ISSUED SECURITIES AND FORWARD COMMITMENTS

         When a Portfolio agrees to purchase securities on a "when-issued" or forward commitment basis, its custodian will set aside cash or liquid portfolio securities equal to the amount of the commitment in a separate account. Normally, its custodian will set aside portfolio securities to satisfy a purchase commitment. In such a case, a Portfolio may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of the Portfolio's commitment. A Portfolio's net assets will fluctuate to a greater degree when it sets aside portfolio securities to cover such purchase commitments than when it sets aside cash. The Portfolios do not intend to engage in these transactions for speculative purposes but primarily in order to hedge against anticipated changes in interest rates. Because each Portfolio will set aside cash or liquid portfolio securities to satisfy the purchase commitments in the manner described, a Portfolio's liquidity and the ability of Bank of America to manage it may be affected in the event the Portfolio's forward commitments, commitments to purchase when-issued securities ever exceeded 25% of the value of its assets.

         A Portfolio may purchase securities on a when-issued or forward commitment basis only with the intention of completing the transaction. If deemed advisable as a matter of investment strategy, however, a Portfolio may dispose of or renegotiate a commitment after it is entered into, and may sell securities it has committed to purchase before those securities are delivered to a Portfolio on the settlement date. In these cases a Portfolio may realize a taxable capital gain or loss.

         When a Portfolio engages in when-issued or forward commitment transactions, it relies on the other party to consummate the trade. Failure of such party to do so may result in the Portfolio's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

         The market value of the securities underlying a when-issued or forward commitment transaction and any subsequent fluctuations in their market value is taken into account when determining the market value of a Portfolio starting on the day the Portfolio agrees to purchase the securities. The Portfolios do not earn interest on the securities they have committed to purchase until the securities are paid for and delivered on the settlement date.

FUTURES CONTRACTS

         As stated in the Prospectus, the Portfolios may enter into certain futures contracts and options for hedging purposes. A futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the value of a specified obligation or stock index (which assigns relative values to the common stocks included in the index) at the close of the last trading day of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying securities is normally made. A Portfolio may not purchase or sell futures contracts and purchase related options unless immediately after any such transaction the aggregate initial margin that is required to be posted by that Portfolio under the rules of the exchange on which the futures contract (or futures option) is traded, plus any premiums paid by the Portfolio on its open futures options positions, does not exceed 5% of the Portfolio's total assets, after taking into account any unrealized profits and losses on the Portfolio's open contracts and excluding the amount that a futures option is "in-the-money" at the time of purchase. An option to buy a futures contract is "in-the-money" if the then current purchase price of the contract that is subject to the option is less than the exercise or strike price; an option to sell a futures contract is "in-the-money" if the exercise or strike price exceeds the then current purchase price of the contract that is the subject of the option.

         Successful use of futures contracts by a Portfolio is subject to Bank of America's ability to predict correctly movements in the direction of the stock market or interest rates. There are several risks in connection with the use of futures contracts by a Portfolio as a hedging devise. One risk arises because of the imperfect correlation between movements in the price of the futures contract and movements in the price of the securities which are the subject of the hedge. The price of the futures contract may move more than or less than the price of the securities being hedged. If the price of the futures contract moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, a Portfolio would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the futures contract.
If the price of the futures contract moves more than the price of the hedged securities, a Portfolio involved will experience either a loss or gain on the futures contract which will not be completely offset by movements in the price of the securities which are the subject of the hedge.

         It is also possible that, where a Portfolio has sold futures contracts to hedge its portfolio against a decline in the market, the market may advance and the value of securities held in a Portfolio may decline. If this occurred, a Portfolio would lose money on the futures contract and also experience a decline in value in its portfolio securities.

         In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures contract and the securities being hedged, the price of futures contracts may not correlate perfectly with movement in the cash market due to certain market distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movement in the cash market and movements in the price of futures contracts, a correct forecast of general market trends or interest rate movements by Bank of America may still not result in a successful hedging transaction over a short time frame.

         Positions in futures contracts may be closed out only on an exchange or board of trade which provides a secondary market for such futures contracts. Although the Portfolios intend to purchase or sell futures contracts only on exchanges or boards of trade where there appear to be active secondary markets, there is no assurance that a liquid secondary market on any exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures investment position, and in the event of adverse price movements, a Portfolio would continue to be required to make daily cash payments of variation margin. The liquidity of a secondary market in a futures contract may in addition be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions.

         For additional information concerning Futures and options thereon, please see Appendix B to this Statement of Additional Information.

         OPTIONS ON FUTURES CONTRACTS. The acquisition of put and call options on a futures contract will give a Portfolio the right (but not the obligation), for a specified price, to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Portfolio obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

         The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of a Portfolio's assets. By writing a call option, a Portfolio becomes obligated, in exchange for the premium, to sell a futures contact, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium, which may partially offset an increase in the price of securities that the Portfolio intends to purchase. However, the Portfolio becomes obligated to purchase a futures contact, which may have a value lower than the exercise price. Thus, the loss incurred by the Portfolio in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The Portfolio will incur transaction costs in connection with the writing of options on futures.

         The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same series. There is no guarantee that such closing transactions can be effected. A Portfolio's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

ADDITIONAL INFORMATION - ALL FUNDS

         The investment adviser's own investment portfolios may include bank certificates of deposit, bankers' acceptances, corporate debt obligations, equity securities and other investments, any of which may also be purchased by a Portfolio of the Master Trust. The Portfolios may also invest in securities, interests or obligations of companies or entities which have a deposit, loan, commercial banking or other business relationship with Bank of America or any of its affiliates (including outstanding loans to such issuers which may be repaid in whole or in part with the proceeds of securities purchased by a Portfolio of the Master Trust).


                            INVESTMENT RESTRICTIONS

         The following restrictions and fundamental policies cannot be changed for any Fund without the approval of shareholders holding a majority of the outstanding shares of that Fund. Absent such approval, the Trust may not:

         (a) Borrow money for any Fund except for temporary emergency purposes and then only in an amount not exceeding 5% of the value of the total assets of that Fund. Borrowing shall, for purposes of this paragraph (a), include reverse repurchase agreements. Any borrowings, other than reverse repurchase agreements, will be from banks. The Trust will repay all borrowings in any Fund before making additional investments for that Fund and interest paid on such borrowings will reduce income;

         (b)     Issue senior securities;

         (c) Make loans to other persons, except that a Fund may make time or demand deposits with banks, provided that time deposits shall not have an aggregate value in excess of 10% of a Fund's net assets, and may purchase bonds, debentures or similar obligations that are publicly distributed, may loan portfolio securities not in excess of 10% of the value of the total assets of such Fund, and may enter into repurchase agreements as long as repurchase agreements maturing in more than seven days do not exceed 10% of the value of the total assets of a Fund;

         (d)     Purchase on margin or sell short;

         (e) Purchase securities (except securities issued by the U.S. Government, its agencies or instrumentalities) if, as a result more than 5% of the value of the total assets of any Fund would be invested in the securities of any one issuer or it would own more than 10% of the voting securities of such issuer, except that up to 25% of a Fund's total assets may be invested without regard to these limitations; and provided that a Fund may invest all its assets in a diversified, open-end management investment company, or a series thereof, with substantially the same investment objectives, policies and restrictions without regard to the limitations set forth in this paragraph (e);

         (f) Pledge, mortgage or hypothecate the assets of any Fund to any extent greater than 10% of the value of the total assets of that Fund;

         (g) Underwrite any issue of securities; provided, however, that the purchase by a Fund of securities issued by a diversified, open-end management investment company, or a series thereof, with substantially the same investment objectives, policies and restrictions as such Fund shall not constitute an underwriting for purposes of this paragraph (g);

         (h) Purchase or sell real estate or real estate mortgage loans, but this shall not prevent investments in instruments secured by real estate or interests therein or in marketable securities of issuers that engage in real estate operations;

         (i) Purchase or retain securities of an issuer if those members of the Board of Trustees, each of whom own more than 1/2 of 1% of such securities, together own more than 5% of the securities of such issuer;

         (j) Purchase securities of any other investment company (except in connection with a merger, consolidation, acquisition or reorganization) if, immediately after such purchase, the Trust (and any companies controlled by it) would own in the aggregate (i) more than 3% of the total outstanding voting stock of such investment company, (ii) securities issued by such investment company would have an aggregate value in excess of 5% of the value of the total assets of the Trust, or (iii) securities issued by such investment company and all other investment companies would have an aggregate value in excess of 10% of the value of the total assets of the Trust; provided, however, that a Fund may invest all its assets in a diversified, open-end management investment company, or a series thereof, having substantially the same investment objectives, policies and restrictions as such Fund, without regard to the limitations set forth in this paragraph (j);

         (k) Invest in or sell put, call, straddle or spread options or interests in oil, gas or other mineral exploration or development programs;

         (l) Purchase or sell commodities contracts, except that any Fund may purchase or sell futures contracts on financial instruments, such as bank certificates of deposit and U.S. Government securities, foreign currencies and stock indexes and options on any such futures if such options are written by other persons and if (i) the futures or options are listed on a national securities or commodities exchange, (ii) the aggregate premiums paid on all such options that are held at any time do not exceed 20% of the total net assets of that Fund, and (iii) the aggregate margin deposits required on all such futures or options thereon held at any time do not exceed 5% of the total assets of that Fund;

         (m) Purchase any securities for any Fund that would cause more than 25% of the value of the Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry; provided that there is no limitation with respect to investments in obligations issued or guaranteed by the United States Government, its agencies and instrumentalities; and provided further that a Fund may invest all its assets in a diversified, open-end management investment company, or a series thereof, with substantially the same investment objectives, policies and restrictions as the Fund without regard to the limitations set forth in this paragraph (m); or

         (n) Invest the assets of any Fund in nonmarketable securities that are not readily marketable (including repurchase agreements maturing in more than seven days, securities described in paragraph (c) above, restricted securities, certain OTC options and securities used as cover for such options and stripped mortgage-backed securities) to any extent greater than 10% of the value of the total assets of that Fund; provided, however, that a Fund may invest all its assets in a diversified, open-end management investment company, or a series thereof, with substantially the same investment objectives, policies and restrictions as the Fund, without regard to the limitations set forth in this paragraph (n).

         If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in values of assets will not constitute a violation of that restriction. The Portfolios are subject to the same investment restrictions as the Funds, except that the Portfolios are not permitted to invest all of their assets in other investment companies.

         For the purposes of investment limitation (m) above, the Master Trust treats, in accordance with the current views of the staff of the Securities and Exchange Commission and as a matter of non-fundamental policy that may be changed without a vote of investors, all supranational organizations as a single industry and each foreign government (and all of its agencies) as a separate industry.

         STATE RESTRICTIONS. In order to permit the sale of a Fund's shares in certain states, the Trust and the Master Trust may make commitments more restrictive than the investment policies and limitations described above. As of the date of this Statement of Additional Information, the Trust has made the following commitments:

                 1. The Portfolios will not invest more than 5% of the value of their net assets in warrants, of which no more than 2% may be warrants which are not listed on the New York or American Stock Exchanges.

                 2. The Portfolios will not invest in oil, gas or other mineral leases.

                 3. The Portfolios will not purchase or sell real property, including limited partnership interests, but excluding readily marketable interests in Real Estate Investment Trusts ("REITs") or readily marketable securities of companies that invest in real estate or real estate limited partnerships.

                 4. The Portfolios have agreed to exclude any assets of a Portfolio which are invested in the shares of any money market mutual fund for the purposes of calculating that Portfolio's investment advisory fee.

                 5. The Portfolios will not purchase or retain the securities of any issuer if the Officers or

                          Trustees of the Master Trust or its investment adviser, owning beneficially more than one half of one percent of the securities of an issuer together own beneficially more than 5% of the securities of that issuer.

                 6. The Portfolios will not invest more than 5% of their total assets in the securities of issuers which together with any predecessors have a record of less than three years continuous operation.

                 7. The Portfolios will not invest more than 15% of its total assets in the securities of issuers which together with any predecessors have a record of less than three years continuous operation or securities of issuers which are restricted as to disposition.

                 8. The Portfolios will not invest more than 10% of their respective total assets in illiquid securities including securities of foreign issuers which are not listed on a recognized domestic or foreign securities exchange.

         If a percentage restriction is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in asset value will not constitute a violation of such restriction.

         In the event that the Master Trust makes a determination that any such commitment is no longer in the best interests of a Portfolio, it may revoke its commitment. In such event, the corresponding Fund may no longer be able to sell its securities in such state.


                              VALUATION OF SHARES

         Net asset value per share of each Fund is determined by dividing the total value of the Fund's assets less any liabilities, including each Fund's proportionate share of the assets and liabilities of the Master Trust, by the number of outstanding shares of each Fund. Each Fund will be charged with the liabilities in respect to such Fund, and will also be charged with a share of the general liabilities of the Trust proportionate to the net asset value of such Fund. The value of the assets held in each Fund is determined at 1:00 p.m. Seattle, Washington time on each valuation date. A "valuation date" is each such date when both the New York Stock Exchange and Seafirst are open for business; for 1996, the holidays on which either one or both are closed are:
Martin Luther King Jr. Day, Presidents

Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Veterans Day, Thanksgiving Day and Christmas Day.

         As the assets of each Fund are comprised of interests of the corresponding Portfolio of the Master Trust, the value of a Fund's assets depends on the net asset value per share of such Portfolio. PFPC, Inc. ("PFPC") determines the net asset value per share of each Portfolio in the same manner as described above. Except for debt securities held by the Portfolios with remaining maturities of 60 days or less, assets for which market quotations are available are valued as follows: (a) each listed security is valued at its closing price obtained from the primary exchange on which the security is listed, or, if there were no sales on that day, at its last reported current closing price; (b) each unlisted security is valued at the last current bid price (or last current sale price, as applicable) obtained from the NASDAQ; (c) United States Government and agency obligations are valued based upon bid quotations from the Federal Reserve Bank for identical or similar obligations; (d) short-term money market instruments (such as certificates of deposit, bankers' acceptances and commercial paper) are most often valued by bid quotations or by reference to bid quotations of available yields for similar instruments of issuers with similar credit ratings. The Board of Trustees of the Master Trust has determined that the values obtained using the procedures described in (c) and (d) represent the fair values of the securities valued by such procedures. Most of these prices are obtained by PFPC from a service that collects and disseminates such market prices. Bid quotations for short-term money market instruments reported by such service are the bid quotations reported to it by major dealers in such instruments.

         Debt securities held by the Portfolios with remaining maturities of 60 days or less are valued on the basis of amortized cost, which provides stability of net asset value. Under this method of valuation, the security is initially valued at cost on the date of purchase or, in the case of securities purchased with more than 60 days remaining to maturity and to be valued on the amortized cost basis only during the final 60 days of its maturity, the market value on the 61st day prior to maturity. Thereafter the Master Trust assumes a constant proportionate amortization in value until maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the security, unless the Board of Trustees determines that amortized cost no longer represents fair value. The Master Trust will monitor the market value of these investments for the purpose of ascertaining whether any such circumstances exist.

         When approved by the Board of Trustees of the Master Trust, certain securities may be valued on the basis of valuations provided by an independent pricing service when such prices are believed to reflect the fair market value of such securities. These securities may include those that have no available recent market value, have few outstanding shares and therefore infrequent trades, or for which there is a lack of consensus on the value, with quoted prices covering a wide range. The lack of consensus might result from relatively unusual circumstances such as no trading in the security for long periods of time, or a company's involvement in merger or acquisition activity, with widely varying valuations placed on the company's assets or stock. Prices provided by an independent pricing service may be determined without exclusive reliance on quoted prices and may take into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data.

         In the absence of an ascertainable market value, assets are valued at their fair value as determined using methods and procedures reviewed and approved by the Board of Trustees of the Master Trust.

         The Trust may or may not declare dividends with respect to a Fund. If no dividend is declared, income earned by the Fund will continue to be included in the total value of the assets of that Fund. Each Fund records its allocable portion of the net investment income and realized and unrealized gains of the corresponding Portfolio on a daily basis as an adjustment to the value of its investment in such Portfolio. Net investment income includes interest income, dividend income, and expenses. Dividend income is recorded by the Portfolio on the ex dividend date.

         The computation of the hypothetical offering price per share of each Fund based on the value of each Fund's net assets on February 29, 1996 and each Fund's outstanding securities on such date is as follows:

                                             BOND                          BLUE CHIP             ASSET ALLOCATION
                                             FUND                            FUND                      FUND
                                        -------------                    ------------            ----------------
 Net Assets                              $47,061,651                     $206,220,407            $158,484,635

 Outstanding Shares                        4,330,357                        9,778,995              10,592,206

 Net Asset Value, Offering Price and     $     10.87                     $      21.09            $      14.96
 Redemption Price
 Per Share


                            MANAGEMENT OF THE TRUST

         BOARD OF TRUSTEES AND OFFICERS. The business and affairs of the Trust are managed under the direction of the Board of

Trustees of the Trust. The members of the Board of Trustees and the officers of the Trust, their addresses, ages and principal occupations for the last five years are as follows:


                                             Position With
 Name and Address                 Age        the Trust                    Principal Occupation
 ----------------                 ---        ----------                   --------------------
 Robert A. Nathane*               77         Chairman and    Retired President Laird Norton Trust
 1200 Shenandoah Dr. East                    Trustee         Company.  Chairman of Board of Advisors,
 Seattle, WA  98112                                          Phoenix Venture Fund; Trustee, Master
                                                             Investment Trust, Series I; Trustee, Master
                                                             Investment Trust, Series II; former
                                                             Supervisor Collective Investment Trust for
                                                             Seafirst Retirement Accounts; former
                                                             Trustee, First Funds of America (registered
                                                             investment companies).

 Kermit O. Hanson                 80         Trustee         Vice-Chairman of the Advisory Board 1988 to
 17760 14th Ave., N.W.                                       date; Executive Director 1977 to 1988,
 Seattle, WA  98177                                          Pacific Rim Bankers Program (a non-profit
                                                             educational institution); Dean Emeritus 1981
                                                             to date; Dean 1964 - 1981, Graduate School
                                                             of Business Administration, University of
                                                             Washington; Director, Washington Federal
                                                             Savings & Loan Association; Director,
                                                             Pacific Horizon Funds, Inc.

 John P. Privat                   61         Trustee         Retired.  Former Vice-President, Seattle-
 8852 N.E. 24th St.                                          First National Bank; Chairman, Whitman
 Bellevue, WA  98004                                         College Investment Committee.

 Duane H. Thompson                71         Trustee         Investment Consultant.  Former President,
 10939 West Kingston Road                                    Unigard Insurance Company; Trustee, First
 P.O. Box 384                                                Cash Funds of America.  Director, Washington
 Kingston, WA  98346                                         Hospital Insurance Fund and Washington
                                                             Casualty Insurance Co.; former member of
                                                             Board of Supervisors, CIT.

 Richard E. Stierwalt             40         President       President, April 1996 to date, prior thereto
 125 W. 55th Street                                          Chairman of the Board and Chief Executive
 New York, NY  10019                                         Officer, July 1993 to April 1996, prior
                                                             thereto Senior Director, Managing Director
                                                             and Chief Executive Officer of Concord and
                                                             Distributor, February 1987 to July 1993;
                                                             President, Master Investment Trust,
                                                             Series I, and Master Investment Trust,
                                                             Series II (since 1993); Executive Vice
                                                             President, Pacific Horizon Funds, Inc.;
                                                             First Vice President, Trust Operation
                                                             Administration, Security Pacific National
                                                             Bank, 1983-1987.

                                             Position With
 Name and Address                 Age        the Trust                    Principal Occupation
 ----------------                 ---        ----------                   --------------------
 William B. Blundin               57         Executive       Vice Chairman, July 1993 to date, prior
 125 W. 55th Street                          Vice            thereto Director and President of Concord
 New York, NY  10019                         President       and Distributor, February 1987 to July 1993;
                                                             Executive Vice President, Pacific Horizon
                                                             Funds, Inc. and Master Investment Trust,
                                                             Series II; Senior Vice President, Shearson
                                                             Lehman Brothers, 1978-1987.

 Irimga McKay                     35         Vice            Senior Vice President, July 1993 to date,
 1230 Columbia Street                        President       prior thereto First Vice President of
 5th Floor                                                   Concord and Distributor, November 1988 to
 La Jolla, CA  92037                                         July 1993; Vice President, Pacific Horizon
                                                             Funds, Inc. and Master Investment Trust,
                                                             Series II; Regional Vice President,
                                                             Continental Equities, June 1987 to November
                                                             1988; Assistant Wholesaler, VMS Realty
                                                             Partners (a real estate limited
                                                             partnership), May 1986 to June 1987.

 Stephanie L. Blaha               36         Assistant       Manager of Client Services of Concord, March
 BISYS Fund Services                         Vice            1995 to date, prior thereto Assistant Vice
 3435 Stelzer Road                           President       President of Concord and Distributor,
 Columbus, OH 43219                                          October 1991 to March 1995; Vice President,
                                                             Pacific Horizon Funds, Inc., Master
                                                             Investment Trust, Series I and Master
                                                             Investment Trust, Series II; Account
                                                             Manager, AT&T American Transtech, Mutual
                                                             Fund Division, July 1989 to October 1991.

 Mark E. Nagle                    36         Treasurer       Senior Vice President, Fund Accounting
 BISYS Fund Services                                         Services The BISYS Group, Inc., September
 3435 Stelzer Road                                           1995 to Present; Treasurer, Pacific Horizon
 Columbus, OH  43219                                         Funds, Inc. and Master Investment Trust,
                                                             Series II; Senior Vice President, Fidelity
                                                             Institutional Retirement Services (1993 to
                                                             September 1995); Fidelity Accounting &
                                                             Custody Services (1981 to 1993).

 Martin R. Dean                   31         Assistant       Senior Compliance and Registration Analyst,
 3435 Stelzer Road                           Treasurer       June 1995 to present, prior thereto Manager
 Columbus, OH  43219                                         of Fund Accounting of BISYS Fund Services,
                                                             May 1994 to June 1995; Assistant Treasurer,
                                                             Pacific Horizon Funds, Inc. and Master
                                                             Investment Trust, Series II; Senior  Manager
                                                             at KPMG Peat Marwick previously 1990-1994.

                                             Position With
 Name and Address                 Age        the Trust                    Principal Occupation
 ----------------                 ---        ----------                   --------------------
 W. Bruce McConnel, III            52        Secretary       Partner of the law firm of Drinker Biddle &
 Suite 1100                                                  Reath; Secretary, Master Investment Trust,
 1345 Chestnut Street                                        Series I and Master Investment Trust,
 Philadelphia, PA  19107                                     Series II.

 George Martinez                   35        Assistant       Senior Vice President and Director of Legal
 3435 Stelzer Road                           Secretary       and Compliance Services, BISYS Fund
 Columbus, OH  43219                                         Services, since April 1995; prior thereto,
                                                             Vice President and Associate General
                                                             Counsel, Alliance Capital Management L.P.

--------------------------
*/ Mr. Nathane is an "interested trustee" of the Trust as defined in the 1940
Act.


         Each trustee receives an aggregate annual fee of $4,000 plus $500 per diem for each travel day and $500 per diem for each Board meeting attended for his services as trustee of the Trust. Each trustee is also reimbursed for out-of-pocket expenses incurred as a trustee. During the fiscal year ended February 29, 1996, the Trust paid or accrued for the account of its trustees as a group for services in all capacities a total of $17,000, of which $5,666, $5,666 and $5,668 was allocated to the Bond Fund, Blue Chip Fund and Asset Allocation Fund, respectively.

         As of the date of this Statement of Additional Information, the Members of the Board of Trustees and the officers of the Trust, as a group, own less than 1% of the outstanding shares of the Trust.

         ADMINISTRATION AGREEMENT. The Administration and Transfer Agency Agreement dated December 6, 1993 between Seafirst and the Trust (the "Administration Agreement") will remain in effect until October 31, 1996 and from year to year thereafter with respect to each Fund if its continuance is approved annually by the Board of Trustees, and by the vote of a majority of the members of the Board of Trustees who are not parties to the Agreement or "interested persons" of a party within the meaning of the Investment Company Act of 1940. The Administration Agreement can be terminated as to any Fund by the Trust on sixty days' notice to Seafirst, or by Seafirst on ninety days' notice to the Trust, and will terminate automatically if it is assigned. Services for which Seafirst is responsible include providing the Trust with facilities and equipment, statistical and research data, data processing services, and clerical, accounting and bookkeeping services, internal auditing and legal services; coordinating the preparation of reports to shareholders of the

Funds and reports to the SEC; preparing tax returns; maintaining books and records of the Funds; preparing and distributing all documents and materials in connection with meetings of the Trust's Board of Trustees; performing customary services of a transfer and dividend disbursing agent; and generally assisting in all aspects of the operation of the business and affairs of the Funds.

         Seafirst has entered into a Sub-Administration Agreement with Concord whereby Concord has agreed to provide officers and certain administrative and compliance monitoring services to the Funds. For its services, Concord is entitled to a fee from Seafirst, and not the Funds, at the annual rate of 0.06% of each Fund's average daily net assets.

         The Administration Agreement provides that Seafirst shall not be liable for any error of judgment or mistake of law, or for any loss suffered by any Fund, except losses resulting from Seafirst's willful misfeasance, bad faith or negligence in the performance of its duties or from its reckless disregard of its obligations and duties under the Agreement.

         For its services, Seafirst is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.29% of each Fund's average daily net assets.

         For the fiscal years indicated and for the period from December 6, 1993 (date of the Reorganization) through February 28, 1994, Seafirst received administration fees, net of waivers, as follows:

  --------------------------------------------------------------------------------------------------------------------------
                                                      Year Ended             Year Ended         Period From December 6, 1993
                                                      February 29,          February 28,        (date of the Reorganization)
                   Fund                                  1996                  1995               Through February 28, 1994
  --------------------------------------------------------------------------------------------------------------------------
  Bond                                                $150,228               $135,914                      $     0
  --------------------------------------------------------------------------------------------------------------------------
  Blue Chip                                           $520,689               $407,174                      $46,558
  --------------------------------------------------------------------------------------------------------------------------
  Asset Allocation                                    $442,743               $433,190                      $73,308
  --------------------------------------------------------------------------------------------------------------------------

         Seafirst has agreed to waive fees payable to it to the extent any Fund's expenses exceed an annual rate of 0.95% of average daily net assets.

         For the fiscal years indicated and for the period from December 6, 1993 (date of the Reorganization) through February 28, 1994, Seafirst waived administration fees with respect to the Funds as follows:


  ----------------------------------------------------------------------------------------------------------------
                                                                                             Period From
                                                                                           December 6, 1993
                                             Year Ended              Year Ended      (date of the Reorganization)
                                            February 29,            February 28,      Through February 28, 1994
                    Fund                       1996                    1995
  ----------------------------------------------------------------------------------------------------------------
  Bond                                       $61,604                  $48,798                $64,570
  ----------------------------------------------------------------------------------------------------------------
  Blue Chip                                  $     0                  $ 3,796                $40,442
  ----------------------------------------------------------------------------------------------------------------
  Asset Allocation                           $     0                  $ 3,380                $30,692
  ----------------------------------------------------------------------------------------------------------------

         EXPENSES OF THE TRUST. Except for the expenses described in the Prospectus that have been assumed by Seafirst, all expenses incurred in the administration of the Trust are charged to the Trust, including: (i) expenses of the Master Trust (discussed below); (ii) fees and expenses of members of the Board of Trustees who are not affiliated with Seafirst; (iii) interest charges;
(iv) taxes; (v) expenses of continuing registration and qualification of the Trust and the shares under federal and state law; (vi) expenses of the issue and redemption of shares; (vii) fees and disbursements of independent accountants and legal counsel; (viii) expenses of preparing, printing and mailing prospectuses (except the cost of printing and mailing of prospectuses to potential IRA and pension trust customers of Seafirst, which is paid by Seafirst), reports, proxies, notices and statements sent to shareholders; (ix) expenses of meetings of shareholders; (x) association membership dues; (xi) insurance premiums; and (xii) nonrecurring expenses including any expenses relating to litigation to which the Trust is a party. Expenses incurred for the operation of a particular Fund, including the expenses of communications to shareholders, are paid by that Fund. Expenses that are general liabilities of the Trust are allocated among the Funds in proportion to the net asset value of each Fund at the time of allocation.

         FORMER INVESTMENT MANAGEMENT AGREEMENT. Prior to the Reorganization, Seafirst performed all administrative services on behalf of CIT, as well as managing the investment of the assets of the CIT Funds in conformity with the stated objectives and policies of the CIT Funds, pursuant to an investment management agreement dated April 22, 1992 with CIT. For its services under the investment management agreement, Seafirst was paid a monthly management fee at the annual rate of .95 of 1% of the first $250,000,000 of the average daily net assets of each of the CIT Funds, .85 of 1% of the next $250,000,000 of such assets, and .75 of 1% of such assets in excess of $500,000,000.

         The total dollar amount paid to Seafirst under the investment management agreement for the period January 1, 1993 through December 5, 1993 (date of the Reorganization) was $2,364,123 (including fees with respect to a money market series of the Trust that was terminated on October 25, 1993 of $167,514).

         SHAREHOLDER SERVICE PLAN. The Trust has adopted a Shareholder Service Plan (the "Plan") under which the Trust pays for non-distribution shareholder servicing expense incurred in connection with shares of the Fund. The Plan will continue until October 31, 1996, and thereafter will continue automatically for successive annual periods provided such continuance is specifically approved at least annually. Under the Plan, payments may not exceed an annual rate of .25% of each Fund's average daily net assets. Said fee will be computed daily and payable monthly. The fee rate stated above may be prospectively increased or decreased by mutual consent, with the approval of each Fund affected thereby.

         For the fiscal years ended February 29, 1996, February 28, 1995 and for the period from December 6, 1993 (date of the Reorganization) through February 28, 1994, the Funds paid the following amounts to Seafirst in connection with the Plan:

                                           YEAR ENDED               YEAR ENDED               PERIOD ENDED
                                          FEBRUARY 29,             FEBRUARY 28,              FEBRUARY 28,
                                              1996                     1995                      1994
                                          ------------             ------------              ------------
Bond Fund                                   $129,465                 $159,515                  $47,053
Blue Chip Fund                              $448,869                 $353,599                  $74,829
Asset Allocation Fund                       $381,675                 $373,298                  $89,686

         Payments for shareholder service expenses are not subject to Rule 12b-1 (the "Rule") under the 1940 Act. (Although such provisions are not required by the Rule, the Plan contains similar provisions to the Rule, including quarterly review by the trustees of the Trust of amounts expended and the purposes for such expenditures, except that shareholder approval is not required to increase materially the shareholder service expenses paid by the Fund.

         The Plan is subject to annual re-approval by a majority of the trustees who are neither "interested persons" (as that term is defined in the 1940 Act) of the Trust nor have any direct or indirect financial interest in the operation of the Plan adopted by the Funds regarding the provision of support services in connection with the shares or in any agreement related thereto cast in person at a meeting called for the purpose of voting on such approval ("Disinterested Trustees").

                         MANAGEMENT OF THE MASTER TRUST

         BOARD OF TRUSTEES AND OFFICERS. The business and affairs of the Master Trust are managed under the direction of the Board of Trustees of the Master Trust. The members of the Board of Trustees and the officers of the Master Trust, and their addresses, ages and principal occupations for the past five years are as follows:

 Name and Address           Age        Position with the Master Trust       Principal Occupation
 ----------------           ---        ------------------------------       --------------------

 Thomas M. Collins          61         Chairman of the Board                Of Counsel to the law firm of McDermott &
 McDermott & Trayner                                                        Trayner; Partner of the law firm of
 225 South Lake Avenue,                                                     Musick, Peeler & Garrett until April 1993;
 Suite 410                                                                  Director, Pacific Horizon Funds, Inc.
 Pasadena, CA 91101                                                         (since 1982), former director, Bunker Hill
                                                                            Income Securities, Inc. (1986-1991)
                                                                            (registered investment companies).
 Michael Austin             59         Trustee                              Chartered Accountant; Trustee, Master
 Victory House                                                              Investment Trust, Series II; Retired
 Nelson Quay                                                                Partner, KMPG Peat Marwick LLP.
 Governour's Harbour
 Grand Cayman
 Cayman Islands
 British West Indies

 Robert E. Greeley          62         Trustee                              Chairman, Page Mill Asset Management (a
 Page Mill Asset Management                                                 private investment company) since 1991;
 433 California Street                                                      Manager, Corporate Investments, Hewlett
 Suite 900                                                                  Packard Company from 1979 to 1991;
 San Francisco, CA  94104                                                   Trustee, Master Investment Trust, Series
                                                                            II; Director, Morgan Grenfell Small-Cap
                                                                            Fund (since 1986), former Director, Bunker
                                                                            Hill Income Securities, Inc. (since 1989)
                                                                            (registered investment companies); former
                                                                            Trustee, SunAmerica Fund Group (previously
                                                                            Equitec Siebel Fund Group) from 1984 to
                                                                            1992.

 Name and Address           Age         Position with the Master Trust      Principal Occupation
 ----------------           ---         ------------------------------      --------------------


 Robert A. Nathane*         70          Trustee                             See "Management of the Trust."
 1200 Shenandoah Drive East
 Seattle, WA  98112

 Cornelius J. Pings*        66          Trustee                             President, Association of American
 Association of American                                                    Universities, February 1993 to date;
   Universities                                                             Provost, 1982 to January 1993, Senior Vice
 One DuPont Circle                                                          President for Academic Affairs, 1981 to
 Suite 730                                                                  January 1993, University of Southern
 Washington, DC  20036                                                      California; Chairman of the Board of
                                                                            Directors of Pacific Horizon Funds, Inc.

 Richard E. Stierwalt       40          President                           See "Management of the Trust."
 125 West 55th Street
 New York, NY  10019

 W. Bruce McConnel, III                 Secretary                           See "Management of the Trust."
   1345 Chestnut Street
 Philadelphia, PA  19107

 Adrian Waters              32          Executive Vice President,           Managing Director of Concord Management
 Floor 2, Block 2                       Treasurer, and                      (Ireland) Limited since May 1993;
 The Harcourt Centre                    Assistant                           Chartered Accountant in the Investment
 Dublin 2, Ireland                      Secretary                           Company Industry Services Group, Price
                                                                            Waterhouse New York, 1989 to 1993; Member
                                                                            of Oliver Freaney & Co./ Spicer &
                                                                            Oppenheim Chartered Accountants, 1986 to
                                                                            1989.

 Stephanie L. Blaha         36          Vice President                      See "Management of the Trust."
 3435 Stelzer Road
 Columbus, OH  43219

_____________________
* Mr. Nathane is an "interested trustee" of the Master Trust as defined in the Investment Company Act of 1940.


         Each trustee receives an aggregate annual fee of $3,000 ($5,000 in the case of any trustee who is not also a trustee of a feeder fund of one of the Portfolios), plus $500 per meeting attended and $500 per day in connection with each full day spent in travelling to or from meetings, for his services as trustee of the Master Trust. Each trustee is also reimbursed for out-of-pocket expenses incurred as a trustee. For the fiscal year ended February 29, 1996, the Master Trust paid or accrued for the account of its trustees as a group for services in all capacities a total of $14,256; of that amount $3,500, $3,500 and $3,500 was allocated to the Bond, Blue Chip and Asset Allocation Portfolios, respectively.

         As of the date of this Statement of Additional Information, the trustees and officers of the Master Trust, as a group, own less than 1% of the outstanding shares of the Master Trust.

         The following chart provides certain information as of February 29, 1996 about the fees received by trustees of the Trust and as directors and/or trustees of the Fund Complex:



======================================================================================================================
                                                                                                   TOTAL COMPENSATION
                                                                                                     FROM REGISTRANT
                                                       AGGREGATE COMPENSATION                       AND FUND COMPLEX*
         NAME OF PERSON/POSITION                           FROM THE TRUST                           PAID TO TRUSTEES
----------------------------------------------------------------------------------------------------------------------
  Robert A. Nathane, Chairman of the                           $5,000                                    $8,500
  Board
----------------------------------------------------------------------------------------------------------------------
  Kermit O. Hanson                                             $4,000                                    $4,000
  Trustee
----------------------------------------------------------------------------------------------------------------------
  John P. Privat                                               $4,000                                    $4,000
  Trustee
----------------------------------------------------------------------------------------------------------------------
  Duane H. Thompson                                            $4,000                                    $4,000
  Trustee
======================================================================================================================

________________________
*The "Fund Complex" consists of the Trust, Pacific Horizon Funds, Inc., Master Investment Trust, Series I, Master Investment Trust, Series II, Time Horizon Funds and World Horizon Funds.


         INVESTMENT ADVISORY AGREEMENT.  Under the Investment Advisory
Agreement (the "Advisory Agreement") dated November 1, 1994, between Bank of America and the Master Trust, Bank of America, as investment adviser, is responsible for management of the investment of the assets of each of the Portfolios in conformity with the stated objectives and policies of the Portfolios. As compensation for its services under the Advisory Agreement, Bank of America is entitled to a fee for its services, at an annual rate of
 .45% of the average daily net assets of the Bond Portfolio, .55% of the average daily net assets of the Asset Allocation Portfolio, and .75% of the average daily net assets of the Blue Chip Portfolio.

         For the fiscal years indicated and for the period from December 6, 1993 (date of the Reorganization) through

February 28, 1994, the following advisory fees (net of waivers) were paid or payable to Bank of America by the Portfolios as follows:


------------------------------------------------------------------------------------------------------------------


                                                                                                  Period From
                                                                                                December 6, 1993
                                                  Year Ended            Year Ended          (date of Reorganization)
                                                 February 29,          February 28,                 Through
               Portfolio                            1996                  1995                  February 28, 1994
------------------------------------------------------------------------------------------------------------------
  Bond                                            $      0                 $0                          $0
------------------------------------------------------------------------------------------------------------------
  Blue Chip                                       $410,060                 $0                          $0
------------------------------------------------------------------------------------------------------------------
  Asset Allocation                                $193,401                 $0                          $0
------------------------------------------------------------------------------------------------------------------

         For the fiscal years or periods indicated, Bank of America waived advisory fees with respect to the Portfolios as follows:



---------------------------------------------------------------------------------------------------------------------

                                                                                                    Period From
                                                                                                  December 6, 1993
                                                   Year Ended              Year Ended        (date of Reorganization)
                                                  February 29,            February 28,                Through
                    Portfolio                        1996                    1995                 February 28, 1994
---------------------------------------------------------------------------------------------------------------------
  Bond                                            $  269,393               $  293,211                  $ 84,856
---------------------------------------------------------------------------------------------------------------------
  Blue Chip                                       $1,164,358               $1,091,132                  $225,019
---------------------------------------------------------------------------------------------------------------------
  Asset Allocation                                $  720,259               $  849,188                  $197,611
---------------------------------------------------------------------------------------------------------------------

         Bank of America is authorized by the Advisory Agreement to employ or associate with itself such persons as it believes are appropriate to assist it in the performance of its duties. Any such person is required to be compensated by Bank of America, not by the Master Trust, and to be approved by the interestholders of the Master Trust as required by the 1940 Act. In addition, the agreement provides that Bank of America may, in its discretion, provide advisory services through its own employees or employees of one or more of its affiliates that are under the common control of Bank of America's parent, BankAmerica Corporation; provided such employees are under the management of Bank of America.

         The Advisory Agreement provides that Bank of America shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Master Trust or a Portfolio in connection with the performance of the Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or negligence in the performance of its duties or from reckless disregard by it of its duties and obligations thereunder. Bank of America is as fully responsible to the Master Trust for the acts of any sub-adviser as it is for its own acts.

         Each Portfolio of the Master Trust is responsible for its operating expenses (other than those assumed by Bank of America and Concord) including, but not limited to, the advisory fee; administration fees; taxes, if any; custodian, legal and auditing fees; fees and expenses of trustees who are not interested persons of Bank of America; insurance premiums; trade association dues; printing and other expenses relating to the Portfolio's operations; and any extraordinary and non-recurring expenses (unless expressly assumed by others).

         The Advisory Agreement provides that Bank of America will maintain its policy of conducting its investment management and advisory activities independently of its commercial banking operations. Therefore, in making investment decisions with respect to the Portfolio's portfolio securities, Bank of America will not inquire or consider whether issuers of the securities are customers of its commercial banking department, nor will it obtain, or seek to obtain, any information from the commercial banking department with respect to any issuer of securities.

         The Advisory Agreement will be in effect until October 31, 1996, and will continue in effect from year to year with respect to the Portfolio thereafter only so long as such continuation is approved at least annually by
(1) the Board of Trustees of the Master Trust or the vote of a "majority," as defined in the 1940 Act, of the outstanding voting securities of the Portfolio, and (2) a majority of those trustees who are neither parties to the Advisory Agreement nor "interested persons," as defined in the 1940 Act, of any such party, acting in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement will terminate automatically in the event of its "assignment," as defined in the 1940 Act. In addition, the Advisory Agreement is terminable with respect to any Portfolio at any time without penalty by the Board of Trustees of the Master Trust or by vote of holders of a majority of the Portfolio's outstanding voting securities upon 60 days' written notice to Bank of America and by Bank of America on 60 days written notice to the Master Trust.

         MASTER TRUST ADMINISTRATION AGREEMENT.  Concord, with offices at 125
W. 55th Street, New York, New York 10019, and 3435 Stelzer Road, Columbus, OH 43219, is an indirect wholly-owned subsidiary of The BISYS Group, Inc. and is responsible for providing administrative services to the Master Trust as described in the Prospectus pursuant to the Master Trust Administration Agreement. Among other responsibilities, Concord provides a facility to receive purchase and redemption orders; provides statistical and research data, data processing services, clerical, accounting and bookkeeping services, and internal auditing and legal services; coordinates the preparation of reports to investors and reports to the Securities and Exchange Commission; prepares tax returns; maintains or oversees maintenance of books and records of the Portfolios; calculates the net asset value of the shares; and generally assists in all aspects of the Portfolios' operations. The Master Trust Administration Agreement will continue in effect until October 31, 1996 and thereafter will be automatically extended for successive periods of one year with respect to a particular Portfolio if such continuation is approved annually by the Board of Trustees of the Master Trust or by a vote of a "majority," as defined in the 1940 Act, of the outstanding voting securities of such Portfolio, and by a majority of those trustees who are neither parties to the Master Trust Administration Agreement nor "interested persons," as defined in the 1940 Act, of any such party. The Master Trust Administration Agreement is terminable at any time with respect to a particular Portfolio by the Master Trust's Board of Trustees or by a vote of a majority of the Portfolio's outstanding voting securities upon 60 days' written notice to Concord, or by Concord upon 90 days' notice to the Master Trust.

         During the course of the Master Trust's fiscal year, Concord and Bank of America may prospectively waive payment of fees and/or assume certain expenses of a Portfolio, as a result of competitive pressures and in order to preserve and protect the business and reputation of Concord and Bank of America. This will have the effect of increasing the yield to investors at the time such fees are not received or amounts are assumed and decreasing the yield when such fees or amounts are not waived or assumed.

         The Master Trust has agreed to pay Concord a fee for its services as administrator, accrued daily and payable monthly at the annual rate of 0.05% of the average daily net assets of the Asset Allocation, Blue Chip and Bond Portfolios.

         For the fiscal years indicated and for the period December 6, 1993 (date of the Reorganization) through February 28, 1994, the following administration fees (net of waivers) were paid or payable to Concord by the Portfolios as follows:


-------------------------------------------------------------------------------------------------------------------------

                                                                                                 Period From
                                                                                              December 6, 1993
                                                   Year Ended            Year Ended         (date of Reorganization)
                                                 February 29,           February 28,               Through
                    Portfolio                       1996                   1995               February 28, 1994
-------------------------------------------------------------------------------------------------------------------------
  Bond                                            $     0                  $0                         $0
-------------------------------------------------------------------------------------------------------------------------
  Blue Chip                                       $26,967                  $0                         $0
-------------------------------------------------------------------------------------------------------------------------
  Asset Allocation                                $17,569                  $0                         $0
-------------------------------------------------------------------------------------------------------------------------

         For the fiscal years or periods indicated, Concord waived administration fees with respect to the Portfolios as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                                                   Period From
                                                                                                December 6, 1993
                                                 Year Ended              Year Ended         (Date of Reorganization)
                                                February 29,             February 28,               Through
                    Portfolio                      1996                     1995                February 28, 1994
--------------------------------------------------------------------------------------------------------------------
  Bond                                            $30,602                  $33,431                  $ 9,429
--------------------------------------------------------------------------------------------------------------------
  Blue Chip                                       $77,922                  $72,742                  $15,001
--------------------------------------------------------------------------------------------------------------------
  Asset Allocation                                $65,491                  $79,573                  $17,965
--------------------------------------------------------------------------------------------------------------------

         The Master Trust Administration Agreement provides that Concord shall not be liable for any error of judgment or mistake of law for any loss suffered by the Master Trust in connection with the performance of the Master Trust Administration Agreement, except a loss resulting from willful misfeasance, bad faith or negligence in the performance of its duties or from the reckless disregard by it of its obligations and duties thereunder.

         Messrs. Stierwalt and Waters, and Ms. Blaha, officers of the Master Trust, are also employees and/or officers of Concord.

         Pursuant to the authority granted in the Master Trust Administration Agreement, Concord has entered into an agreement with PFPC under which PFPC performs certain services for the Portfolios, such as calculating income and capital gains allocations to shareholders and maintaining the books and records of each Portfolio.

         CUSTODIAN. PNC Bank, National Association, acts as custodian of the Portfolios pursuant to a Custodian Agreement. The Custodian (i) maintains a separate account or accounts in the name of each Portfolio, (ii) holds and disburses portfolio securities on account of each Portfolio, (iii) receives and disburses money on behalf of each Portfolio, (iv) collects and receives all income and other payments and distributions on account of each Portfolio's portfolio securities held by the Custodian, (v) responds to correspondence from security brokers and others relating to its duties and (vi) makes periodic reports to the Board of Trustees of the Master Trust concerning its duties thereunder. Under the Custodian Agreement, each Portfolio will reimburse the Custodian for its costs and expenses in providing services thereunder.

         COUNSEL. Drinker Biddle & Reath (of which Mr. McConnel, Secretary of the Trust, is a partner), 1345 Chestnut Street, Philadelphia, Pennsylvania, 19107, is counsel for the Trust and the Master Trust, and will pass upon the legality of the shares offered hereby.

         INDEPENDENT ACCOUNTANTS. Price Waterhouse LLP, 1177 Avenue of the Americas, New York, New York 10036, has been selected as the independent accountants of each Fund and their corresponding Portfolio for the fiscal year ending February 28, 1997.

                             PORTFOLIO TRANSACTIONS

         The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the year by the monthly average value of the portfolio securities. The calculation excludes all securities whose maturities at the time of acquisition were one year or less. Portfolio turnover may vary greatly from year to year as well as within a particular year, and may also be affected by cash requirements for redemptions of shares and by requirements which enable the Trust to receive certain favorable tax treatment. Portfolio turnover will not be a limiting factor in making portfolio decisions.



========================================================================================================
                                                       Year Ended                      Year Ended
                                                    February 29, 1996               February 28, 1995
--------------------------------------------------------------------------------------------------------
  Bond Portfolio                                           172%                             240%
--------------------------------------------------------------------------------------------------------
  Blue Chip Portfolio                                      108%                              44%
--------------------------------------------------------------------------------------------------------
  Asset Allocation Portfolio                               157%                             142%
--------------------------------------------------------------------------------------------------------


         Subject to the general control of the Master Trust's trustees, Bank of America is responsible for, makes decisions with respect to, and places orders for all purchases and sales of portfolio securities for each Portfolio.

         Transactions on stock exchanges involve the payment of negotiated brokerage commissions. There is generally no stated commission in the case of securities traded in the over-the-counter market, but the price includes an undisclosed commission or mark-up. The cost of securities purchased from underwriters includes an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer's mark-up or mark-down. Purchases and sales of fixed income securities are normally principal transactions without brokerage commissions.

         For the fiscal years or periods indicated, the Blue Chip and Asset Allocation Portfolios paid the following brokerage commissions:

-----------------------------------------------------------------------------------------------------
                                                                                    Period from
                                                                                    December 6,
                                                                                       1993
                                                                             (date of Reorganization)
                                     Year Ended            Year Ended                through
                                  February 29, 1996     February 28, 1995       February 28, 1994
-----------------------------------------------------------------------------------------------------
  Blue Chip Portfolio                  $428,667              $202,817                 $270,323
-----------------------------------------------------------------------------------------------------
  Asset Allocation Portfolio           $175,966              $152,778                 $ 21,798
-----------------------------------------------------------------------------------------------------


         For the period from January 1, 1993 through December 5, 1993 (the date of the Reorganization) the predecessor CIT Funds corresponding to the Asset Allocation and Blue Chip Funds paid aggregate brokerage commissions of $28,838. During the fiscal years or periods indicated, neither the Bond Portfolio nor its predecessor CIT Fund paid any brokerage commissions.

         In executing portfolio transactions and selecting brokers or dealers, it is the Portfolios' policy to seek the best overall terms available. The Advisory Agreement between the Trust and Bank of America provides that, in assessing the best overall terms available for any transaction, Bank of America shall consider factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In addition, the Advisory Agreement authorizes Bank of America, subject to the approval of the Board, to cause a Portfolio to pay a broker-dealer which furnishes brokerage and research services a higher commission than that which might be charged by another broker-dealer for effecting the same transaction, provided that such commission is deemed reasonable in terms of either that particular transaction or the overall responsibilities of Bank of America to the Portfolio. Brokerage and research services may include: (1) advice as to the value of securities, the advisability of investing in, purchasing or selling securities and the availability of securities or purchasers or sellers of securities; and (2) analyses and reports concerning industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.

         It is possible that certain of the brokerage and research services received will primarily benefit one or more other investment companies or other accounts for which investment discretion is exercised. Conversely, a particular Portfolio may be the primary beneficiary of the brokerage or research services received as a result of portfolio transactions effected for such other accounts or investment companies.

         Brokerage and research services so received are in addition to and not in lieu of services required to be performed by Bank of America and do not reduce the advisory fee payable to Bank of America. Such services may be useful to Bank of America in serving both the Portfolios and other clients and, conversely, services obtained by the placement of business of other clients may be useful to Bank of America in carrying out its obligations to the Portfolios. In connection with its investment management services with respect to the Portfolios, Bank of America will not acquire certificates of deposit or other securities issued by it or its affiliates. Affiliates of Bank of America include Seafirst, Seafirst Corporation and BankAmerica Corporation, and their subsidiaries, officers and directors. In addition, portfolio securities in general will be purchased from and sold to affiliates of the Portfolios, Bank of America, the Distributor and their affiliates acting as principal, underwriter, syndicate member, market-maker, dealer, broker or in any similar capacity, provided such purchase, sale or dealing is permitted under the 1940 Act and the rules thereunder.

         A Portfolio may participate, if and when practicable, in bidding for the purchase of securities of the U.S. Government and its agencies and instrumentalities directly from an issuer in order to take advantage of the lower purchase price available to members of a bidding group. A Portfolio will engage in this practice only when Bank of America, in its sole discretion subject to guidelines adopted by the Board, believes such practice to be in the interest of the Portfolio.

         To the extent permitted by law, Bank of America may aggregate the securities to be sold or purchased on behalf of the Portfolios with those to be sold or purchased for other investment companies or common trust funds in order to obtain best execution.

         The Trust is required to identify any securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act or their parents held by the Trust as of the close of its most recent fiscal year. As of February 29, 1996: (a) the Bond Portfolio held the following securities, Morgan Stanley Group medium term note in the amount of $2,000,000 and Merrill Lynch Mtg. Inv. Inc $16,000 (b) the Blue Chip Portfolio held the following securities, Dean Witter common stock in the principal amount of $2,821,875; and
(c) the Asset Allocation Portfolio held the following securities, Dean Witter common stock in the principal amount of $1,085,750; Lehman Brothers corporate obligations in the principal amount of $981,250; Morgan Stanley Group medium term note in the principal amount of $1,483,125; Merrill Lynch & Co., Inc. collateralized mortgage obligation in the principal amount of $8,000; and Merrill Lynch commercial paper in the principal amount of $3,500,000.

         Merrill Lynch & Co., Inc., Goldman, Sachs & Co., Bear Stearns Co., Inc., Morgan Stanley & Co. Incorporated, Shearson Lehman Brothers, Inc., Dean Witter Reynolds, Inc. and Paine Webber are considered to be regular brokers and dealers of the Trust.

                            PERFORMANCE INFORMATION

         As indicated above, the Funds are the successors to the CIT Funds. Certain of the performance information contained in this Statement of Additional Information therefore relates to the CIT Funds which were the predecessors of the corresponding Funds.

         All performance information, including rankings compiled by independent organizations ( e.g., Lipper Analytical Services, Inc.), included in any advertising by the Funds is historical and is not intended to indicate future returns. A Fund's share price, yield and total return fluctuate in response to market conditions and other factors, and the value of a Fund's shares when redeemed or exchanged may be more or less than their original cost.

         YIELD CALCULATIONS. The yield quotation based upon the 30-day period ending February 29, 1996 was computed by dividing net investment income per share earned during the period by the net asset value per share on the last day of the period, in accordance with the following formula:

                                a-b
                   Yield = 2[(------- +1)6   -1]
                                 cd

where       a =    dividends and interest earned
            b =    expenses accrued for the period (net of reimbursements)
            c =    average daily number of units outstanding during the period
            d =    offering price per unit on the last day of the period

         Interest income calculated for purposes of the yield calculation is determined according to prescribed methods applicable to all stock and bond funds. Because yield accounting differs from methods used for other accounting purposes, a Fund's yield may not equal the rate of income reported in the Fund's financial statements.

         Based on the foregoing calculations, for the 30-day period ended February 29, 1996, the yield on the Bond Fund was 5.02% and the yield on the Asset Allocation Fund was 3.04%.

         TOTAL RETURN CALCULATIONS. Total return determines the net change in value, including reinvested earnings, after deduction of expenses, of a hypothetical $1,000 investment.

         Average annual total return is computed by determining the growth or decline in the value of a hypothetical $1,000 investment in a fund over a stated period of time, then calculating the average annual compounded percentage rate which would give the same ending value as if the growth or decline had been constant over the period. Stated mathematically:

                                 P(1+T)n = ERV

where       P =        a hypothetical initial investment of $1,000
            T =        average annual total return
            n =        number of years
            ERV =      ending redeemable value of a hypothetical $1,000 payment
                        made at the beginning of the period at the end of the same period

         Based on the foregoing calculations, the 1) average annual total returns, and 2) the aggregate total returns for the Bond, Blue Chip and Asset Allocation Funds (including the CIT Funds) for the years or periods indicated were as follows:

                                   -------------------------------------------------------------------------
                                                         Average Annual Total Returns
------------------------------------------------------------------------------------------------------------

                                       One-Year              Five-Year           Period from March 9, 1988
                                     Period Ended          Period Ended         (commencement of operations)
                                   February 29, 1996     February 29, 1996       through February 29, 1996
------------------------------------------------------------------------------------------------------------
  Bond Fund                              9.90%                 7.08%                        8.01%
------------------------------------------------------------------------------------------------------------
  Blue Chip Fund                        33.37%                14.06%                       14.78%
------------------------------------------------------------------------------------------------------------
  Asset Allocation Fund                 22.44%                11.06%                       11.60%
------------------------------------------------------------------------------------------------------------



                                 ----------------------------------------------------------------------------
                                                              Aggregate Total Returns
-------------------------------------------------------------------------------------------------------------
                                                                                          Period from
                                                                                         March 9, 1988
                                  One-Year Period         Five-Year              (commencement of operations)
                                       Ended            Period Ended                        through
                                 February 29, 1996    February 29, 1996                February 29, 1996
-------------------------------------------------------------------------------------------------------------
  Bond Fund                              9.90%             40.86%                             84.96%
-------------------------------------------------------------------------------------------------------------
  Blue Chip Fund                        33.37%             93.18%                            200.44%
-------------------------------------------------------------------------------------------------------------
  Asset Allocation Fund                 22.44%             69.01%                            138.58%
-------------------------------------------------------------------------------------------------------------


                       GLASS-STEAGALL ACT CONSIDERATIONS

         The Glass-Steagall Act, among other things, prohibits banks from engaging in the business of underwriting securities, although national and state-chartered banks generally are permitted to purchase and sell securities upon the order and for the account of their customers. In 1971, the United States Supreme Court held in Investment Company Institute v. Camp that the Glass-Steagall Act prohibits a national bank from operating a fund for the collective investment of managing agency accounts. Subsequently, the Board of Governors of the Federal Reserve System (the "Board") issued a regulation and interpretation to the effect that the Glass-Steagall Act and such decision forbid a bank holding company registered under the Federal Bank Holding Company Act of 1956 (the "Holding Company Act") or any non-bank affiliate thereof from sponsoring, organizing or controlling a registered, open-end investment company continuously engaged in the issuance of its shares, but do not prohibit such a holding company or affiliate from acting as investment adviser, transfer agent and custodian to such an investment company. In 1981, the United States Supreme Court held in Board of Governors of the Federal Reserve System v. Investment Company Institute that the Board did not exceed its authority under the Holding Company Act when it adopted its regulation and interpretation authorizing bank holding companies and their non-bank affiliates to act as investment advisers to registered closed-end investment companies.

         Seafirst provides administrative and shareholder account services to the Trust. Seafirst believes that if the question were properly presented, a court should hold that Seafirst may perform the services for the Trust contemplated by the Administration Agreement, the Shareholder Service Plan, the Prospectus and this Statement of Additional Information without violation of the Glass-Steagall Act or other applicable banking laws or regulations. It should be noted, however, that there have been no cases deciding whether a national bank may perform services comparable to those performed by Seafirst and that future changes in either federal or state statutes and regulations relating to permissible activities of banks or trust companies and their subsidiaries or affiliates, as well as further judicial or administrative decisions or interpretations of present and future statutes and regulations, could prevent Seafirst from continuing to perform such services for the Trust or from continuing to purchase Fund shares for the accounts of its customers.

         Similarly, Bank of America believes that if the question were properly presented, a court should hold that Bank of America may act as investment adviser to the Portfolios, as contemplated by the Advisory Agreement, without violation of the Glass-Steagall Act or other applicable federal banking laws or regulations. As indicated above, however, future changes in federal statutes and regulations relating to the permissible activities of bank holding company subsidiaries, as well as further judicial or administrative decisions and interpretations of present and future statutes and regulations, could prevent Bank of America from continuing to act as investment adviser to the Portfolios. If Bank of America were prohibited from acting as investment adviser to the Portfolios, it is expected that the Board of Trustees of the Master Trust would consider the possibility of selecting another qualified investment adviser.
Any new investment advisory agreement would be subject to shareholder approval.

         State securities laws on these issues may differ from the interpretations of federal law discussed above, and banks and financial institutions may be required to register as dealers pursuant to state laws.


                                TAX INFORMATION

         TAX STATUS OF THE PORTFOLIOS. Each Portfolio of the Master Trust has received a private letter ruling from the Internal Revenue Service that the Portfolio will be classified as a partnership rather than as a trust, a publicly traded partnership or a corporation under the Internal Revenue Code of 1986, as amended (the "Code"). As a partnership under the Code, any interest, dividends and gains or losses of each Portfolio will be deemed to have been "passed through" to the corresponding Fund and other investors in such Portfolio, regardless of whether such interest, dividends or gains have been distributed by the Portfolio or such losses have been realized and recognized by the Fund and other investors. Therefore, to the extent a Portfolio were to accrue but not distribute any interest, dividends or gains, the Fund and other investors in the Portfolio would be deemed to have realized and recognized their proportionate shares of interest, dividends, gains or losses realized and recognized by the Portfolio without receipt of any corresponding distribution. However, the Master Trust will seek to minimize recognition by investors in each Portfolio of interest, dividends, gains or losses allocable to the Portfolio without a corresponding distribution.

         TAX STATUS OF THE FUNDS. The Trust has elected to qualify each Fund as a regulated investment company under Subchapter M of the Code, and intends that each Fund will remain so qualified.

         As a regulated investment company, a Fund will not be liable for federal income tax on its income and gains provided it distributes all of its income and gains currently. Qualification as a regulated investment company under the Code requires, among other things, that each Fund (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such securities or currencies; (b) derive less than 30% of its gross income from the sale or other disposition of stock, securities, options, futures, forward contracts, certain foreign currencies and certain options, futures and forward contracts on foreign currencies held less than three months; (c) diversify its holdings so that, at the end of each fiscal quarter,
(i) at least 50% of the market value of the Fund's total assets is represented by cash, U.S. Government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation generally limited, in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund's total assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. Government or foreign government securities or the securities of other regulated investment companies), or two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses; and (d) distribute at least 90% of its investment company taxable income (which includes dividends, interest, and net short-term capital gains in excess of net long-term capital losses) each taxable year.

         Each Fund has received a private letter ruling from the Internal Revenue Service that, as a partner in the corresponding Portfolio, the Fund will be deemed to own a proportionate interest in the Portfolio's assets and will be deemed to be entitled to the income of the Portfolio attributable to such interest for purposes of determining whether the Fund has satisfied the income and diversification requirements discussed above.

         A Fund generally will be subject to a nondeductible excise tax of 4% to the extent that it fails to currently distribute specified percentages of its ordinary taxable income and capital gain net income (excess of capital gains over capital losses). A distribution will be treated as paid on December 31 of the calendar year if it is declared by the Fund in October, November or December of that year to shareholders of record on a date in such a month and paid by the Fund during January of the following year. To avoid the excise tax, the Funds intend to make timely distributions of their income in compliance with these requirements and anticipate that they will not be subject to the excise tax.


                               OTHER INFORMATION

         SHARES OF BENEFICIAL INTEREST. Each share of a Fund represents an equal proportional interest in the Fund with each other share and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared in the discretion of the Trustees. In the event of the liquidation or dissolution of the Trust, shareholders of a Fund are entitled to receive the assets attributable to the Fund that are available for distribution, and a distribution of any general assets not attributable to a particular Fund that are available for distribution in such manner and on such basis as the Trustees in their sole discretion may determine.

         Shareholders are not entitled to any preemptive rights. All shares, when issued, will be fully paid and nonassessable by the Trust.

         Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by a majority of the outstanding shares of the series of the Trust affected by the matter. Under Rule 18f-2, a series is presumed to be affected by a matter, unless the interests of each series in the matter are identical or the matter does not affect any interest of such series. Under Rule 18f-2 the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of its outstanding shares. However, the rule also provides that the ratification of independent public accountants, the approval of principal underwriting contracts and the election of Trustees may be effectively acted upon by the shareholder of the Trust voting without regard to Fund.

         Unless otherwise provided by law (for example, by Rule 18f-2 discussed above) or by the Trust's Declaration of Trust or Bylaws, the Trust may take or authorize any action upon the favorable vote of the holders of more than 50% of the outstanding shares of the Trust.

         REPORTS. Investors will be sent unaudited semi-annual reports describing the Trust's and the Master Trust's investment operations and annual financial statements together with the reports of the independent accountants of the Trust and the Master Trust.

         DECLARATIONS OF TRUST. In accordance with Delaware law and in connection with the tax treatment sought by the Master Trust, the Master Trust's Declaration of Trust provides that its investors will be personally and jointly and severally responsible (with rights of contribution inter se in proportion to their respective ownership interests in the Master Trust) for the Master Trust's liabilities and obligations in the event that the Master Trust fails to satisfy such liabilities and obligations. However, to the extent assets are available from the Master Trust, the Master Trust will indemnify the Trust from any claim or liability to which the Trust may become subject solely by reason of its having been an investor and will reimburse the Trust for all legal and other expenses reasonably incurred by it in connection with any such claim or liability.

         The Declarations of Trust of both the Trust and Master Trust provide that obligations of the Trust and the Master Trust are not binding upon their respective Trustees, officers, employees and agents individually and that the Trustees, officers, employees and agents will not be liable to the trusts or their respective investors for any action or failure to act, but nothing in the Declarations of Trust protects a Trustee, officer, employee or agent against any liability to the trusts or their respective investors to which the trustee, officer, employee or agent would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties. The Declarations of Trust also provide that the debts, liabilities, obligations and expenses incurred, contracted for or existing with respect to a designated Portfolio or Fund shall be enforceable against the assets and property of such Portfolio or Fund only (and, in the case of a Portfolio, its investors), and not against the assets or property of any other Portfolio or Fund (or in the case of the Fund the investors therein).

         FINANCIAL STATEMENTS AND EXPERTS. The audited financial statements and notes thereto for the Trust and the Master Trust are contained in the Trust's Annual Report to Shareholders dated February 29, 1996 and are incorporated by reference into this Statement of Additional Information. The financial statements and notes thereto have been audited by Price Waterhouse LLP, whose report thereon also appears in such Annual Report and is also incorporated herein by reference. No other parts of the Annual Report are incorporated by reference herein. Such financial statements have been incorporated herein in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   APPENDIX A


COMMERCIAL PAPER RATINGS

         A Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt considered short-term in the relevant market. The following summarizes the rating categories used by Standard and Poor's for commercial paper:

         "A-1" - Issue's degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted "A-1+."

         "A-2" - Issue's capacity for timely payment is satisfactory. However, the relative degree of safety is not as high as for issues designated "A-1."

         "A-3" - Issue has an adequate capacity for timely payment. It is, however, somewhat more vulnerable to the adverse effects of changes in circumstances than an obligation carrying a higher designation.

         "B" - Issue has only a speculative capacity for timely payment.

         "C" - Issue has a doubtful capacity for payment.

         "D" - Issue is in payment default.


         Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of 9 months. The following summarizes the rating categories used by Moody's for commercial paper:

         "Prime-1" - Issuer or related supporting institutions are considered to have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics: leading market positions in well established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well established access to a range of financial markets and assured sources of alternate liquidity.

         "Prime-2" - Issuer or related supporting institutions are considered to have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

         "Prime-3" - Issuer or related supporting institutions have an acceptable capacity for repayment of short-term promissory obligations. The effects of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

         "Not Prime" - Issuer does not fall within any of the Prime rating categories.


         The three rating categories of Duff & Phelps for investment grade commercial paper and short-term debt are "D-1," "D-2" and "D-3." Duff &
Phelps employs three designations, "D-1+," "D-1" and "D-1-," within the highest rating category. The following summarizes the rating categories used by Duff & Phelps for commercial paper:

         "D-1+" - Debt possesses highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

         "D-1" - Debt possesses very high certainty of timely payment. Liquidity factors are excellent and supported by good fundamental protection factors. Risk factors are minor.

         "D-1-" - Debt possesses high certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

         "D-2" - Debt possesses good certainty of timely payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

         "D-3" - Debt possesses satisfactory liquidity, and other protection factors qualify issue as investment grade. Risk factors are larger and subject to more variation. Nevertheless, timely payment is expected.

         "D-4" - Debt possesses speculative investment characteristics. Liquidity is not sufficient to ensure against disruption in debt service. Operating factors and market access may be subject to a high degree of variation.

         "D-5" - Issuer has failed to meet scheduled principal and/or interest payments.

         Fitch short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years. The following summarizes the rating categories used by Fitch for short-term obligations:

         "F-1+" - Securities possess exceptionally strong credit quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

         "F-1" - Securities possess very strong credit quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated "F-1+."

         "F-2" - Securities possess good credit quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as the "F-1+" and "F-1" categories.

         "F-3" - Securities possess fair credit quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate; however, near-term adverse changes could cause these securities to be rated below investment grade.

         "F-S" - Securities possess weak credit quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.

         "D" - Securities are in actual or imminent payment default.

         Fitch may also use the symbol "LOC" with its short-term ratings to indicate that the rating is based upon a letter of credit issued by a commercial bank.


         Thomson BankWatch short-term ratings assess the likelihood of an untimely or incomplete payment of principal or interest of unsubordinated instruments having a maturity of one year or less which are issued by United States commercial banks, thrifts and non-bank banks; non-United States banks; and broker-dealers. The following summarizes the ratings used by Thomson
BankWatch:

         "TBW-1" - This designation represents Thomson BankWatch's highest rating category and indicates a very high degree of likelihood that principal and interest will be paid on a timely basis.

         "TBW-2" - This designation indicates that while the degree of safety regarding timely payment of principal and interest is strong, the relative degree of safety is not as high as for issues rated "TBW-1."

         "TBW-3" - This designation represents the lowest investment grade category and indicates that while the debt is more susceptible to adverse developments (both internal and external) than obligations with higher ratings, capacity to service principal and interest in a timely fashion is considered adequate.

         "TBW-4" - This designation indicates that the debt is regarded as non-investment grade and therefore speculative.


         IBCA assesses the investment quality of unsecured debt with an original maturity of less than one year which is issued by bank holding companies and their principal bank subsidiaries. The following summarizes the rating categories used by IBCA for short-term debt ratings:

         "A1+" - Obligations supported by the highest capacity for timely repayment.

         "A1" - Obligations are supported by the highest capacity for timely repayment.

         "A2" - Obligations are supported by a satisfactory capacity for timely repayment, although such capacity may be susceptible to adverse changes in business, economic or financial conditions.

         "A3" - Obligations are supported by a satisfactory capacity for timely repayment. Such capacity is more susceptible to adverse changes in business, economic or financial conditions than for obligations in higher categories.

         "B" - Obligations for which the capacity for timely repayment is susceptible to adverse changes in business, economic or financial conditions.

         "C" - Obligations for which there is an inadequate capacity to ensure timely repayment.

         "D" - Obligations which have a high risk of default or which are currently in default.


CORPORATE AND MUNICIPAL LONG-TERM DEBT RATINGS

         The following summarizes the ratings used by Standard & Poor's for corporate and municipal debt:

         "AAA" - This designation represents the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

         "AA" - Debt is considered to have a very strong capacity to pay interest and repay principal and differs from AAA issues only in small degree.

         "A" - Debt is considered to have a strong capacity to pay interest and repay principal although such issues are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

         "BBB" - Debt is regarded as having an adequate capacity to pay interest and repay principal. Whereas such issues normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.

         "BB," "B," "CCC," "CC" and "C" - Debt is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         "BB" - Debt has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB-" rating.

         "B" - Debt has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB" or "BB-" rating.

         "CCC" - Debt has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

         "CC" - This rating is typically applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating.

         "C" - This rating is typically applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

         "CI" - This rating is reserved for income bonds on which no interest is being paid.

         "D" - Debt is in payment default. This rating is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. "D" rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

         PLUS (+) OR MINUS (-) - The ratings from "AA" through "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         "r" - This rating is attached to highlight derivative, hybrid, and certain other obligations that S&P believes may experience high volatility or high variability in expected returns due to non-credit risks. Examples of such obligations are: securities whose principal or interest return is indexed to equities, commodities, or currencies; certain swaps and options; and interest only and principal only mortgage securities.

         The following summarizes the ratings used by Moody's for corporate and municipal long-term debt:

         "Aaa" - Bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         "Aa" - Bonds are judged to be of high quality by all standards. Together with the "Aaa" group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in "Aaa" securities.

         "A" - Bonds possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

         "Baa" - Bonds considered medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         "Ba," "B," "Caa," "Ca," and "C" - Bonds that possess one of these ratings provide questionable protection of interest and principal ("Ba" indicates some speculative elements; "B" indicates a general lack of characteristics of desirable investment; "Caa" represents a poor standing; "Ca" represents obligations which are speculative in a high degree; and "C" represents the lowest rated class of bonds). "Caa," "Ca" and "C" bonds may be in default.

         Con. (---) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

         (P)... - When applied to forward delivery bonds, indicates that the rating is provisional pending delivery of the bonds. The rating may be revised prior to delivery if changes occur in the legal documents or the underlying credit quality of the bonds.

         The following summarizes the long-term debt ratings used by Duff & Phelps for corporate and municipal long-term debt:

         "AAA" - Debt is considered to be of the highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

         "AA" - Debt is considered of high credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

         "A" - Debt possesses protection factors which are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

         "BBB" - Debt possesses below average protection factors but such protection factors are still considered sufficient for prudent investment. Considerable variability in risk is present during economic cycles.

         "BB," "B," "CCC," "DD," and "DP" - Debt that possesses one of these ratings is considered to be below investment grade. Although below investment grade, debt rated "BB" is deemed likely to meet obligations when due. Debt rated "B" possesses the risk that obligations will not be met when due. Debt rated "CCC" is well below investment grade and has considerable uncertainty as to timely payment of principal, interest or preferred dividends. Debt rated "DD" is a defaulted debt obligation, and the rating "DP" represents preferred stock with dividend arrearages.

         To provide more detailed indications of credit quality, the "AA," "A," "BBB," "BB" and "B" ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within these major categories.


         The following summarizes the highest four ratings used by Fitch for corporate and municipal bonds:

         "AAA" - Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

         "AA" - Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+."

         "A" - Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

         "BBB" - Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds, and therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

         "BB," "B," "CCC," "CC," "C," "DDD," "DD," and "D" - Bonds that possess one of these ratings are considered by Fitch to be speculative investments.
The ratings "BB" to "C" represent Fitch's assessment of the likelihood of timely payment of principal and interest in accordance with the terms of obligation for bond issues not in default. For defaulted bonds, the rating "DDD" to "D" is an assessment of the ultimate recovery value through reorganization or liquidation.

         To provide more detailed indications of credit quality, the Fitch ratings from and including "AA" to "C" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within these major rating categories.

         IBCA assesses the investment quality of unsecured debt with an original maturity of more than one year which is issued by bank holding companies and their principal bank subsidiaries. The following summarizes the rating categories used by IBCA for long-term debt ratings:

         "AAA" - Obligations for which there is the lowest expectation of investment risk. Capacity for timely repayment of principal and interest is substantial such that adverse changes in business, economic or financial conditions are unlikely to increase investment risk substantially.

         "AA" - Obligations for which there is a very low expectation of investment risk. Capacity for timely repayment of principal and interest is substantial. Adverse changes in business, economic or financial conditions may increase investment risk albeit not very significantly.

         "A" - Obligations for which there is a low expectation of investment risk. Capacity for timely repayment of principal and interest is strong, although adverse changes in business, economic or financial conditions may lead to increased investment risk.

         "BBB" - Obligations for which there is currently a low expectation of investment risk. Capacity for timely repayment of principal and interest is adequate, although adverse changes in business, economic or financial conditions are more likely to lead to increased investment risk than for obligations in other categories.

         "BB," "B," "CCC," "CC," and "C" - Obligations are assigned one of these ratings where it is considered that speculative characteristics are present. "BB" represents the lowest degree of speculation and indicates a possibility of investment risk developing. "C" represents the highest degree of speculation and indicates that the obligations are currently in default.

         IBCA may append a rating of plus (+) or minus (-) to a rating to denote relative status within major rating categories.


         Thomson BankWatch assesses the likelihood of an untimely repayment of principal or interest over the term to maturity of long term debt and preferred stock which are issued by United States commercial banks, thrifts and non-bank banks; non-United States banks; and broker-dealers. The following summarizes the rating categories used by Thomson BankWatch for long-term debt ratings:

         "AAA" - This designation represents the highest category assigned by Thomson BankWatch to long-term debt and indicates that the ability to repay principal and interest on a timely basis is extremely high.

         "AA" - This designation indicates a very strong ability to repay principal and interest on a timely basis with limited incremental risk compared to issues rated in the highest category.

         "A" - This designation indicates that the ability to repay principal and interest is strong. Issues rated "A" could be more vulnerable to adverse developments (both internal and external) than obligations with higher ratings.

         "BBB" - This designation represents Thomson BankWatch's lowest investment grade category and indicates an acceptable capacity to repay principal and interest. Issues rated "BBB" are, however, more vulnerable to adverse developments (both internal and external) than obligations with higher ratings.

         "BB," "B," "CCC," and "CC," - These designations are assigned by Thomson BankWatch to non-investment grade long-term debt. Such issues are regarded as having speculative characteristics regarding the likelihood of timely payment of principal and interest. "BB" indicates the lowest degree of speculation and "CC" the highest degree of speculation.

         "D" - This designation indicates that the long-term debt is in default.

         PLUS (+) OR MINUS (-) - The ratings from "AAA" through "CC" may include a plus or minus sign designation which indicates where within the respective category the issue is placed.


MUNICIPAL NOTE RATINGS

         A Standard and Poor's rating reflects the liquidity concerns and market access risks unique to notes due in three years or less. The following summarizes the ratings used by Standard & Poor's Ratings Group for municipal notes:

         "SP-1" - The issuers of these municipal notes exhibit very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

         "SP-2" - The issuers of these municipal notes exhibit satisfactory capacity to pay principal and interest.

         "SP-3" - The issuers of these municipal notes exhibit speculative capacity to pay principal and interest.

         Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade ("MIG") and variable rate demand obligations are designated Variable Moody's Investment Grade ("VMIG"). Such ratings recognize the differences between short-term credit risk and long-term risk.

The following summarizes the ratings by Moody's Investors Service, Inc. for short-term notes:

         "MIG-1"/"VMIG-1" - Loans bearing this designation are of the best quality, enjoying strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

         "MIG-2"/"VMIG-2" - Loans bearing this designation are of high quality, with margins of protection ample although not so large as in the preceding group.

         "MIG-3"/"VMIG-3" - Loans bearing this designation are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

         "MIG-4"/"VMIG-4" - Loans bearing this designation are of adequate quality, carrying specific risk but having protection commonly regarded as required of an investment security and not distinctly or predominantly speculative.

         "SG" - Loans bearing this designation are of speculative quality and lack margins of protection.


         Fitch and Duff & Phelps use the short-term ratings described under Commercial Paper Ratings for municipal notes.

                                   APPENDIX B


         As stated in the Prospectus, the Portfolios may enter into futures contracts and options for hedging purposes. Such transactions are described in this Appendix A.

I.       INTEREST RATE FUTURES CONTRACTS

         USE OF INTEREST RATE FUTURES CONTRACTS. Bond prices are established in both the cash market and the futures market. In the cash market, bonds are purchased and sold with payment for the full purchase price of the bond being made in cash, generally within five business days after the trade. In the futures market, only a contract is made to purchase or sell a bond in the future for a set price on a certain date. Historically, the prices for bonds established in the futures markets have tended to move generally in the aggregate in concert with the cash market prices and have maintained fairly
predictable relationships.   Accordingly, a Portfolio may use interest rate
futures as a defense, or hedge, against anticipated interest rate changes and not for speculation. As described below, this would include the use of futures contract sales to protect against expected increases in interest rates and futures contract purchases to offset the impact of interest rate declines.

         A Portfolio presently could accomplish a similar result to that which it hopes to achieve through the use of futures contracts by selling bonds with long maturities and investing in bonds with short maturities when interest rates are expected to increase, or conversely, selling short-term bonds and investing in long-term bonds when interest rates are expected to decline. However, because of the liquidity that is often available in the futures market the protection is more likely to be achieved, perhaps at a lower cost and without changing the rate of interest being earned by a Fund, through using futures contracts.

         DESCRIPTION OF INTEREST RATE FUTURES CONTRACTS. An interest rate futures contract sale would create an obligation by a Portfolio, as seller, to deliver the specific type of financial instrument called for in the contract at a specific future time for a specified price. A futures contract purchase would create an obligation by a Portfolio, as purchaser, to take delivery of the specific type of financial instrument at a specific future time at a specific price. The specific securities delivered or taken, respectively, at settlement date, would not be determined until at or near that date. The determination would be in accordance with the rules of the exchange on which the futures contract sale or purchase was made.

         Although interest rate futures contracts by their terms call for actual delivery or acceptance of securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery of securities. Closing out a futures contract sale is effected by the Portfolio's entering into a futures contract purchase for the same aggregate amount of the specific type of financial instrument and the same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Portfolio is paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Portfolio pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the Portfolio's entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Portfolio realizes a gain, and if the purchase price exceeds the offsetting sale price, the Portfolio realizes a loss.

         Interest rate futures contracts are traded in an auction environment on the floors of several exchanges - principally, the Chicago Board of Trade and the Chicago Mercantile Exchange. The Portfolio would deal only in standardized contracts on recognized exchanges. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership.

         A public market now exists in futures contracts covering various financial instruments including long-term United States Treasury bonds and notes; Government National Mortgage Association (GNMA) modified pass-through mortgage-backed securities; three-month United States Treasury bills; and ninety-day commercial paper. A Portfolio may trade in any futures contract for which there exists a public market, including, without limitation, the foregoing instruments.

         EXAMPLES OF FUTURES CONTRACT SALE. A Portfolio would engage in an interest rate futures contract sale to maintain the income advantage from continued holding of a long-term bond while endeavoring to avoid part or all of the loss in market value that would otherwise accompany a decline in long-term securities prices. Assume that the market value of a certain security in a Portfolio tends to move in concert with the futures market prices of long-term United States Treasury bonds ("Treasury bonds"). The investment adviser wishes to fix the current market value of this portfolio security until some point in the future. Assume the portfolio security has a market value of 100, and the investment adviser believes that, because of an anticipated rise in interest rates, the value will decline to 95. Such Portfolio might enter into futures contract sales of Treasury bonds for an equivalent of 98. If the market value of the portfolio security does indeed decline from 100 to 95, the equivalent futures market price for the Treasury bonds might also decline from 98 to 93.

         In that case, the five-point loss in the market value of the portfolio security would be offset by the five-point gain realized by closing out the futures contract sale. Of course, the futures market price of Treasury bonds might well decline to more than 93 or to less than 93 because of the imperfect correlation between cash and futures prices mentioned below.

         The investment adviser could be wrong in its forecast of interest rates and the equivalent futures market price could rise above 98. In this case, the market value of the portfolio securities, including the portfolio security being protected, would increase. The benefit of this increase would be reduced by the loss realized on closing out the futures contract sale.

         If interest rate levels did not change, the Portfolio in the above example might incur a loss of 2 points (which might be reduced by an off-setting transaction prior to the settlement date). In each transaction, transaction expenses would also be incurred.

         EXAMPLES OF FUTURES CONTRACT PURCHASE. A Portfolio would engage in an interest rate futures contract purchase when it is not fully invested in long-term bonds but wishes to defer for a time the purchase of long-term bonds in light of the availability of advantageous interim investments, e.g., shorter-term securities whose yields are greater than those available on long-term bonds. The Portfolio's basic motivation would be to maintain for a time the income advantage from investing in the short-term securities; the Portfolio would be endeavoring at the same time to eliminate the effect of all or part of an expected increase in market price of the long-term bonds that the Portfolio may purchase.

         For example, assume that the market price of a long-term bond that a Portfolio may purchase, currently yielding 10%, tends to move in concert with futures market prices of Treasury bonds. The investment adviser wishes to fix the current market price (and thus 10% yield) of the long-term bond until the time (four months away in this example) when it may purchase the bond. Assume the long-term bond has a market price of 100, and the investment adviser believes that, because of an anticipated fall in interest rates, the price will have risen to 105 (and the yield will have dropped to about 9 1/2%) in four months. The Portfolio might enter into futures contracts purchases of Treasury bonds for an equivalent price of 98. At the same time, the Portfolio would assign a pool of investments in short-term securities that are either maturing in four months or earmarked for sale in four months, for purchase of the long-term bond at an assumed market price of 100. Assume these short-term securities are yielding 15%. If the market price of the long-term bond does indeed rise from 100 to 105, the equivalent futures market price for Treasury bonds might also rise from 98 to 103. In that case, the 5-point increase in the price that the Portfolio pays for the long-term bond would be offset by the 5-point gain realized by closing out the futures contract purchase.

         The investment adviser could be wrong in its forecast of interest rates; long-term interest rates might rise to above 10%; and the equivalent futures market price could fall below 98. If short-term rates at the same time fall to 10% or below, it is possible that the Portfolio would continue with its purchase program for long-term bonds. The market price of available long-term bonds would have decreased. The benefit of this price decrease, and thus yield increase, will be reduced by the loss realized on closing out the futures contract purchase.

         If, however, short-term rates remained above available long-term rates, it is possible that the Portfolio would discontinue its purchase program for long-term bonds. The yield on short-term securities in the portfolio, including those originally in the pool assigned to the particular long-term bond, would remain higher than yields on long-term bonds. The benefit of this continued incremental income will be reduced by the loss realized on closing out the futures contract purchase. In each transaction, expenses would also be incurred.

II.  STOCK INDEX FUTURES CONTRACTS

         A stock index assigns relative values to the stocks included in the index and the index fluctuates with changes in the market values of the stocks included. A stock index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the stock index value (which assigns relative values to the common stocks included in the index) at the close of the last trading day of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying stocks in the index is made. Some stock index futures contracts are based on broad market indices, such as the Standard & Poor's 500 or the New York Stock Exchange Composite Index. In contrast, certain exchanges offer futures contracts on narrower market indices, such as the Standard & Poor's 100 or indices based on an industry or market segment, such as oil and gas stocks. Futures contracts are traded on organized exchanges regulated by the Commodity Futures Trading Commission. Transactions on such exchanges are cleared through a clearing corporation, which guarantees the performance of the parties to each contract.

         The Blue Chip and Asset Allocation Portfolios may sell stock index futures contracts in order to offset a decrease in market value of their respective portfolio securities that might otherwise result from a market decline. The Portfolios may do so either to hedge the value of their respective portfolios as a whole, or to protect against declines, occurring prior to sales of securities, in the value of the securities to be sold. Conversely, the Portfolios will purchase stock index futures contracts in anticipation of purchases of securities. In a substantial majority of these transactions, the Portfolios will purchase such securities upon termination of the long futures position, but a long futures position may be terminated without a corresponding purchase of securities.

         In addition, Blue Chip and Asset Allocation Portfolios may utilize stock index futures contracts in anticipation of changes in the composition of their respective portfolio holdings. For example, in the event that a Portfolio expects to narrow the range of industry groups represented in its holdings it may, prior to making purchases of the actual securities, establish a long futures position based on a more restricted index, such as an index comprised of securities of a particular industry group. The Portfolios may also sell futures contracts in connection with this strategy, in order to protect against the possibility that the value of the securities to be sold as part of the restructuring of their respective portfolios will decline prior to the time of sale.

         The following are examples of transactions in stock index futures (net of commissions and premiums, if any).

                  ANTICIPATORY PURCHASE HEDGE:  Buy the Future
               Hedge Objective:  Protect Against Increasing Price

Portfolio                                              Futures
---------                                              -------
                                                   -Day Hedge is Placed-

Anticipate Buying $62,500                              Buying 1 Index Futures
    Blue Chip Portfolio                                 at 125
                                                       Value of Futures =
                                                             $62,500/Contract

                                                   -Day Hedge is Lifted-

Buy Blue Chip Portfolio with                       Sell 1 Index Futures at 130
    Actual Cost = $65,000                              Value of Futures = $65,000/
Increase in Purchase Price =                             Contract
    $2,500                                             Gain on Futures = $2,500

                  HEDGING A STOCK PORTFOLIO:  Sell the Future Hedge Objective:
                  Protect Against Declining Value of the Fund

Factors:

Value of Stock Fund = $1,000,000
Value of Futures Contract = 125 x $500 = $62,500
Fund Beta Relative to the Index = 1.0

    Portfolio                                          Futures
    ---------                                          -------
                                                   -Day Hedge is Placed-

Anticipate Selling $1,000,000                          Sell 16 Index Futures at 125
    Blue Chip Portfolio                            Value of Futures = $1,000,000

                                                   -Day Hedge is Lifted-

Blue Chip Portfolio-Own                            Buy 16 Index Futures at 120
    Stock with Value = $960,000                        Value of Futures = $960,000
    Loss in Fund Value = $40,000                   Gain on Futures = $40,000

         If, however, the market moved in the opposite direction, that is, market value decreased and a Portfolio had entered into an anticipatory purchase hedge, or market value increased and a Portfolio had hedged its stock portfolio, the results of the Portfolio's transactions in stock index futures would be as set forth below.

                  ANTICIPATORY PURCHASE HEDGE:  Buy the Future
               Hedge Objective:  Protect Against Increasing Price

    Portfolio                                          Futures
    ---------                                          -------
                                                   -Day Hedge is Placed-
Anticipate Buying $62,500                              Buying 1 Index Futures at 125
    Blue Chip Portfolio                            Value of Futures = $62,500/
                                                            Contract

                                                   -Day Hedge is Lifted-

Buy Blue Chip Portfolio with                       Sell 1 Index Futures at 120
    Actual Cost - $60,000                              Value of Futures = $60,000/
Decrease in Purchase Price = $2,500                         Contract
                                                   Loss on Futures = $2,500

                 HEDGING A STOCK PORTFOLIO:  Sell the Future Hedge Objective:
                 Protect Against Declining Value of the Fund

Factors:

Value of Stock Fund = $1,000,000
Value of Futures Contract = 125 x $500 = $62,500
Fund Beta Relative to the Index = 1.0

    Portfolio                                          Futures
    ---------                                          -------
                                                   -Day Hedge is Placed-

Anticipate Selling $1,000,000                      Sell 16 Index Futures at 125
    Blue Chip Portfolio                                Value of Futures = $1,000,000

                                                   -Day Hedge is Lifted-

Blue Chip Portfolio-Own                            Buy 16 Index Futures at 130
    Stock with Value = $1,040,000                      Value of Futures = $1,040,000
    Gain in Fund Value = $40,000                   Loss of Futures = $40,000


III.  MARGIN PAYMENTS

         Unlike when a Portfolio purchases or sells a security, no price is paid or received by the Portfolio upon the purchase or sale of a futures contract. Initially, the Portfolio will be required to deposit with the broker or in a segregated account with the Portfolio's custodian an amount of cash or cash equivalents, the value of which may vary but is generally equal to 10% or less of the value of the contract. This amount is known as initial margin.
The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Portfolio upon termination of the futures contract assuming all contractual obligations have been satisfied. Subsequent payments, called variation margin, to and from the broker, will be made on a daily basis as the price of the underlying instruments fluctuates making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. For example, when a Portfolio has purchased a futures contract and the price of the contract has risen in response to a rise in the underlying instruments, that position will have increased in value and the Portfolio will be entitled to receive from the broker a variation margin payment equal to that increase in value. Conversely, where a Portfolio has purchased a futures contract and the price of the future contract has declined in response to a decrease in the underlying instruments, the position would be less valuable and the Portfolio would be required to make a variation margin payment to the broker. At any time prior to expiration of the futures contract, the investment adviser may elect to close the position by taking an opposite position, subject to the availability of a secondary market, which will operate to terminate the Portfolio's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Portfolio, and the Portfolio realizes a loss or gain.

IV.  RISKS OF TRANSACTIONS IN FUTURES CONTRACTS

         There are several risks in connection with the use of futures in the Portfolios as a hedging device. One risk arises because of the imperfect correlation between movements in the price of the future and movements in the price of the securities which are the subject of the hedge. The price of the future may move more than or less than the price of the securities being hedged. If the price of the future moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, the Portfolio would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the future. If the price of the future moves more than the price of the hedged securities, the Portfolio involved will experience either a loss or gain on the future which will not be completely offset by movements in the price of the securities which are the subject of the hedge. To compensate for the imperfect correlation of movements in the price of securities being hedged and movements in the price of futures contracts, a Portfolio may buy or sell futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the volatility over a particular time period of the prices of such securities has been greater than the volatility over such time period of the future, or if otherwise deemed to be appropriate by the investment adviser. Conversely, a Portfolio may buy or sell fewer futures contracts if the volatility over a particular time period of the prices of the securities being hedged is less than the volatility over such time period of the futures contract being used, or if otherwise deemed to be appropriate by the investment adviser. It is also possible that, where the Portfolio has sold futures to hedge its portfolio against a decline in the market, the market may advance and the value of securities held in the Portfolio may decline. If this occurred, the Portfolio would lose money on the future and also experience a decline in value in its portfolio securities.

         Where futures are purchased to hedge against a possible increase in the price of securities before a Portfolio is able to invest its cash (or cash equivalents) in securities (or options) in an orderly fashion, it is possible that the market may decline instead; if the Portfolio then concludes not to invest in securities or options at that time because of concern as to possible further market decline or for other reasons, the Portfolio will realize a loss on the futures contract that is not offset by a reduction in the price of securities purchased.

         In instances involving the purchase of futures contracts by a Portfolio, an amount of cash and cash equivalents, equal to the market value of the futures contracts, will be deposited in a segregated account with the Portfolio's custodian and/or in a margin account with a broker to collateralize the position and thereby insure that the use of such futures is unleveraged.

         In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures and the securities being hedged, the price of futures may not correlate perfectly with movement in the cash market due to certain market distortions. Rather than meeting additional margin deposit requirements, investors may close futures contracts through off-setting transactions which could distort the normal relationship between the cash and futures markets. Second, with respect to financial futures contracts, the liquidity of the futures market depends on participants entering into off-setting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced thus producing distortions. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movements in the cash market and movements in the price of futures, a correct forecast of general market trends or interest rate movements by the investment adviser may still not result in a successful hedging transaction over a short time frame.

         Positions in futures may be closed out only on an exchange or board of trade which provides a secondary market for such futures. Although the Portfolios intend to purchase or sell futures only on exchanges or boards of trade where there appear to be active secondary markets, there is no assurance that a liquid secondary market on any exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures investment position, and in the event of adverse price movements, the

Portfolio would continue to be required to make daily cash payments of variation margin. However, in the event futures contracts have been used to hedge portfolio securities, such securities will not be sold until the futures contract can be terminated. In such circumstances, an increase in the price of the securities, if any, may partially or completely offset losses on the futures contract. However, as described above, there is no guarantee that the price of the securities will in fact correlate with the price movements in the futures contract and thus provide an offset on a futures contract.

         Further, it should be noted that the liquidity of a secondary market in a futures contract may be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions.

         Successful use of futures by a Portfolio is also subject to the investment adviser's ability to predict correctly movements in the direction of the market. For example, if a Portfolio has hedged against the possibility of a decline in the market adversely affecting securities held by it and securities prices increase instead, the Portfolio will lose part of all of the benefit to the increased value of its securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. A Portfolio may have to sell securities at a time when it may be disadvantageous to do so.

V.  OPTIONS ON FUTURES CONTRACTS

         Each Portfolio may purchase options on the futures contracts described above. A futures option gives the holder, in return for the premium paid, the right to buy (call) from or sell (put) to the writer of the option a futures contract at a specified price at any time during the period of the option.
Upon exercise, the writer of the option is obligated to pay the difference between the cash value of the futures contract and the exercise price. Like the buyer or seller of a futures contract, the holder, or writer, of an option has the right to terminate its position prior to the scheduled expiration of the option by selling, or purchasing, an option of the same series, at which time the person entering into the closing transaction will realize a gain or loss.

         Investments in futures options involve some of the same considerations that are involved in connection with investments in futures contracts (for example, the existence of a liquid secondary market). In addition, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased. Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the securities being hedged, an option may or may not be less risky than ownership of the futures contract or such securities. In general, the market prices of options can be expected to be more volatile than the market prices on the underlying futures contract. Compared to the purchase or sale of futures contracts, however, the purchase of call or put options on futures contracts may frequently involve less potential risk to the Portfolios because the maximum amount at risk is the premium paid for the options (plus transaction costs).

VI.  OTHER HEDGING TRANSACTIONS

         The Portfolios presently intend to use interest rate futures contracts, additionally, the Blue Chip and Asset Allocation Portfolios presently intend to use stock index futures contract in connection with their hedging activities. Nevertheless, each of these Portfolios is authorized to enter into hedging transactions in any other futures or options contracts which are currently traded or which may subsequently become available for trading. Such instruments may be employed in connection with the Portfolios' hedging strategies if, in the judgment of the investment adviser, transactions therein are necessary or advisable.

VII.  ACCOUNTING AND TAX TREATMENT

         Accounting for futures contracts and related options will be in accordance with generally accepted accounting principles.

         Generally, futures contracts and options on futures contracts held by a Portfolio at the close of the Portfolio's taxable year will be treated for federal income tax purposes as sold for their fair market value on the last business day of such year, a process known as "marking-to-market." Forty percent of any gain or loss resulting from such constructive sale will be treated as short-term capital gain or loss and 60% of such gain or loss will be treated as long-term capital gain or loss without regard to the length of time the Portfolio holds the futures contract or option ("the 40%-60% rule"). The amount of any capital gain or loss actually realized by a Portfolio in a subsequent sale or other disposition of those futures contracts or options will be adjusted to reflect any capital gain or loss taken into account by a Portfolio in a prior year as a result of the constructive sale of the contracts or options. With respect to futures contracts to sell, which will be regarded as parts of a "mixed straddle" because their values fluctuate inversely to the values of specific securities held by a Portfolio, losses as to such contracts to sell will be subject to certain loss deferral rules which limit the amount of loss currently deductible on either part of the straddle to the amount thereof which exceeds the unrecognized gain (if any) with respect to the other part of the straddle, and to certain wash sales regulations. Under short sales rules, which also will be applicable, the holding period of the securities forming part of the straddle (if they have not been held for the long-term holding period) will be deemed not to begin prior to termination of the straddle. With respect to certain futures contracts and related options, deductions for interest and carrying charges will not be allowed. Notwithstanding the rules described above, with respect to futures contracts to sell which are properly identified as such, a Portfolio may make an election which will exempt (in whole or in part) those identified futures contracts from being treated for federal income tax purposes as sold on the last business day of the Portfolio's taxable year, but gains and losses will be subject to such short sales, wash sales and loss deferral rules and the requirement to capitalize interest and carrying charges. Under Temporary Regulations, a Portfolio would be allowed (in lieu of the foregoing) to elect either (1) to offset gains or losses from portions which are part of a mixed straddle by separately identifying each mixed straddle to which such treatment applies, or
(2) to establish a mixed straddle account for which gains and losses would be recognized and offset on a periodic basis during the taxable year. Under either election, the 40%-60% rule will apply to the net gain or loss attributable to the futures contracts, but in the case of a mixed straddle account election, not more than 50 percent of any net gain may be treated as long-term and no more than 40 percent of any net loss may be treated as short-term.

         With respect to the Bond and Asset Allocation Portfolios, some investments may be subject to special rules which govern the federal income tax treatment of certain transactions denominated in terms of a currency other than the U.S. dollar or determined by reference to the value of one or more currencies other than the U.S. dollar. The types of transactions covered by the special rules include the following: (i) the acquisition of, or becoming the obligor under, a bond or other debt instrument (including, to the extent provided in Treasury regulations, preferred stock); (ii) the accruing of certain trade receivables and payables; and (iii) the entering into or acquisition of any forward contract, futures contract, option and similar financial instrument. However, regulated futures contracts and non-equity options are generally not subject to the special currency rules if they are or would be treated as sold for their fair market value at year-end under the marking-to-market rules, unless an election is made to have such currency rules apply. The disposition of a currency other than the U.S. dollar by a U.S. taxpayer is also treated as a transaction subject to the special currency rules. With respect to transactions covered by the special rules, foreign currency gain or loss is calculated separately from any gain or loss on the underlying transaction and is normally taxable as ordinary gain or loss. A taxpayer may elect to treat as capital gain or loss foreign currency gain or loss arising from certain identified forward contracts, futures contracts and options that are capital assets in the hands of the taxpayer and which are not part of a straddle. In accordance with Treasury regulations, certain transactions subject to the special currency rules that are part of a "section 988 hedging transaction" (as defined in the Code and the Treasury regulations) will be integrated and treated as a single transaction or otherwise treated consistently for purposes of the Code. "Section 988 hedging transactions" are not subject to the mark-to-market or loss deferral rules under the Code. It is anticipated that some of the non-U.S. dollar denominated investments and foreign currency contracts that such Funds may make or may enter into will be subject to the special currency rules described above. Gain or loss attributable to the foreign currency component of transactions engaged in by a Fund which are not subject to special currency rules (such as foreign equity investments other than certain preferred stocks) will be treated as capital gain or loss and will not be segregated from the gain or loss on the underlying transaction.

         Qualification as a regulated investment company under the Code requires that each Fund satisfy certain requirements with respect to the source of its income during a taxable year. At least 90% of the gross income of each Fund must be derived from dividends, interests, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, and other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to the Fund's business of investing in such stock, securities or currencies. The Treasury Department may by regulation exclude from qualifying income foreign currency gains which are not directly related to a Fund's principal business of investing in stock or securities, or options and futures with respect to stock or securities. Any income derived by a Fund from a partnership or trust is treated for this purpose as derived with respect to the Fund's business of investing in stock, securities or currencies only to the extent that such income is attributable to items of income which would have been qualifying income if realized by the Fund in the same manner as by the partnership or trust.

         An additional requirement for qualification as a regulated investment company under the Code is that less than 30% of a Fund's gross income must be derived from gains realized on the sale or other disposition of the following investments held for less than three months: (1) stock and securities (as defined in section 2(a)(36) of the 1940 Act); (2) options, futures and forward contracts other than those on foreign currencies; and (3) foreign currencies (and options, futures and forward contracts on foreign currencies) that are not directly related to a Fund's principal business of investing in stock and securities (and options and futures with respect to stocks and securities). With respect to futures contracts and other financial instruments subject to the marking-to-market rules, the Internal Revenue Service has ruled in private letter rulings that a gain realized from such a futures contract or financial instrument will be treated as being derived from a security held for three months or more (regardless of the actual period for which the contract or instrument is held) if the gain arises as a result of a constructive sale under the marking-to-market rules, and will be treated as being derived from a security held for less than three months only if the contract or instrument is terminated (or transferred) during the taxable year (other than by reason of marking-to-market) and less than three months have elapsed between the date the contract or instrument is acquired and the termination date. In determining whether the 30% test is met for a taxable year, increases and decreases in the value of each Fund's futures contracts and other investments that qualify as part of a "designated hedge," as defined in the Code, may be netted.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------
Statement of Assets and Liabilities
February 29, 1996
--------------------------------------------------------------------------------

ASSETS:
  Investment in Master Investment Trust, Series I --
    Blue Chip Portfolio, at value......................................   $66,901,094
  Receivable from Administrator........................................        13,816
  Deferred organization costs and prepaid expenses.....................        57,555
                                                                          -----------
Total assets...........................................................    66,972,465
                                                                          -----------
LIABILITIES:
  Accrued reports to shareholders expense..............................        14,532
  Accrued legal fees...................................................        11,122
  Accrued fund accounting fees and expenses............................         5,947
  Accrued audit fees...................................................         5,948
  Other accrued expenses...............................................         1,462
                                                                          -----------
Total liabilities......................................................        39,011
                                                                          -----------
NET ASSETS.............................................................   $66,933,454
                                                                          ===========
Shares Outstanding ($0.001 par value, 100 million shares authorized)...     3,259,781
                                                                          ===========
CALCULATION OF MAXIMUM OFFERING PRICE:
  Net asset value per share............................................        $20.53
  Sales charge -- 4.50% of public offering price.......................          0.97
                                                                                -----
  Maximum Offering Price...............................................        $21.50
                                                                                =====
COMPOSITION OF NET ASSETS:
  Capital stock, at par................................................   $     3,260
  Additional paid-in capital...........................................    59,565,319
  Accumulated net realized gains.......................................       740,209
  Accumulated undistributed net investment income......................       136,938
  Net unrealized appreciation on investments...........................     6,487,728
                                                                          -----------
NET ASSETS, FEBRUARY 29, 1996..........................................   $66,933,454
                                                                          ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Statement of Operations
For the year ended February 29, 1996
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Investment Income from Master Investment Trust, Series
    I -- Blue Chip Portfolio:
  Dividends................................................                 $  675,317
  Interest.................................................                     63,786
                                                                            ----------
                                                                               739,103
  Expenses.................................................   $  260,140
  Less: Fee waivers and expense reimbursements.............     (164,170)       95,970
                                                               ---------    ----------
Net Investment Income from Master Investment Trust, Series
  I -- Blue Chip Portfolio.................................                    643,133
EXPENSES:
  Shareholder service fees.................................       74,950
  Administration fees......................................       44,971
  Transfer agent fees and expenses.........................       62,458
  Legal fees...............................................       47,260
  Reports to shareholders expenses.........................       40,827
  Fund accounting fees and expenses........................       37,375
  Amortization of organization costs.......................       28,263
  Registration fees and expenses...........................       22,553
  Audit fees...............................................       21,052
  Directors' fees..........................................        6,354
  Other expenses...........................................       37,475
                                                               ---------
                                                                 423,538
  Less: Fee waivers and expense reimbursements.............     (270,393)      153,145
                                                               ---------    ----------
Net Investment Income......................................                    489,988
                                                                            ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS FROM MASTER
  INVESTMENT TRUST, SERIES I -- BLUE CHIP PORTFOLIO:
  Net realized gain on securities transactions.............                  1,358,263
  Net change in unrealized appreciation on investments.....                  6,093,194
                                                                            ----------
Net Gain on Investments from Master Investment Trust,
  Series I -- Blue Chip Portfolio..........................                  7,451,457
                                                                            ----------
NET INCREASE IN NET ASSETS RESULTING
  FROM OPERATIONS..........................................                 $7,941,445
                                                                            ==========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                   YEAR ENDED
                                                          ----------------------------
                                                          FEBRUARY 29,    FEBRUARY 28,
                                                              1996            1995
                                                          ------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income................................   $   489,988      $   95,584
  Net realized gain (loss) on securities
    transactions.......................................     1,358,263         (46,800)
  Net change in unrealized appreciation (depreciation)
    of investments.....................................     6,093,194         401,993
                                                          -----------     -----------
  Net increase in net assets resulting from
    operations.........................................     7,941,445         450,777
                                                          -----------     -----------
Dividends and distribution to shareholders:
  Dividends to shareholders from net investment
    income.............................................      (375,867)        (74,501)
  Distribution to shareholders from net realized
    gains..............................................      (570,774)             --
                                                          -----------     -----------
Total dividends and distributions to shareholders......      (946,641)        (74,501)
Fund Share Transactions:
  Net proceeds from shares subscribed..................    59,881,212       5,217,128
  Net asset value of shares issued to shareholders in
    reinvestment of dividends..........................       903,918          73,034
  Shares redeemed......................................    (6,848,470)       (844,793)
                                                          -----------     -----------
  Net increase in net assets resulting from Fund share
    transactions.......................................    53,936,660       4,445,369
                                                          -----------     -----------
Total Increase.........................................    60,931,464       4,821,645
NET ASSETS:
  Beginning of year....................................     6,001,990       1,180,345
                                                          -----------     -----------
  End of year (including undistributed net investment
    income of $136,938 and $22,817, respectively)......   $66,933,454      $6,001,990
                                                          ===========     ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Pacific Horizon Funds, Inc. (the "Company"), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At February 29, 1996, the Company operated as a series company comprising fifteen funds. The accompanying financial statements and notes are those of the Pacific Horizon Blue Chip Fund (the "Fund") only.

    The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Blue Chip Portfolio of Master Investment Trust, Series I (the "Portfolio"), an open-end management company that has the same investment objective as that of the Fund. The value of the Fund's investment in the Portfolio included in the accompanying Statement of Assets and Liabilities reflects the Fund's proportionate beneficial interest in the net assets of the Portfolio (24.3% at February 29, 1996). The financial statements of the Portfolio, including its portfolio of investments are included elsewhere within this report and should be read in conjunction with the Fund's financial statements.

    Concord Holding Corporation ("Concord") serves as the Fund's administrator and Concord Financial Group, Inc. (the "Distributor"), a wholly owned subsidiary of Concord, serves as the distributor of the Fund's shares. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    The valuation of securities of the Fund's investment in the Portfolio is discussed in Note 2 of the Portfolio's financial statements.

B) INVESTMENT INCOME, EXPENSES AND REALIZED AND UNREALIZED GAINS AND LOSSES:

    The Fund records its share of the investment income, expenses and realized and unrealized gains and losses recorded by the Portfolio on a daily basis. The investment income, expenses and realized and unrealized gains and losses are allocated daily to investors in the Portfolio based upon the value of their investments in the Portfolio. Such investments are adjusted on a daily basis.

C) DIVIDENDS AND DISTRIBUTIONS:

    The Fund declares and pays dividends from net investment income, if any, at least quarterly. Distributions of net realized gains, if any, will be paid at least annually. However, to the extent that net realized gains of the Fund can be offset by capital loss carryovers, such gains will not be distributed. Dividends and distributions are recorded on the ex-dividend date.

    The amounts of dividends from net investment income and of distributions from net realized gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions to shareholders which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or net distributions in excess of net realized gains. To the extent they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of capital.

D) FEDERAL INCOME TAXES:

    It is the policy of the Fund to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

E) OTHER:

    The Fund incurred certain costs in connection with its organization. Such costs have been deferred and are being amortized on a straight line basis over five years.

    Expenses directly attributable to the Fund are charged directly to the Fund, while Company expenses attributable to more than one Fund of the Company are allocated among the respective funds.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH
          AFFILIATES

    The Fund has an Administration Agreement with Concord and a Distribution Agreement with the Distributor.

    As Administrator, Concord assists in supervising the operations of the Fund. For its services, Concord is entitled to a fee, which is accrued daily and payable monthly, at an annual rate of 0.15%, of the Fund's average net assets. For the year ended February 29, 1996, Concord agreed to waive its entire fee as administrator.

    For the same period, Concord reimbursed the Fund $150,472 in operating expenses.

    For the year ended February 29, 1996, the Distributor advised the Fund that it retained $255,167 from commissions earned on sales of the Fund's shares. For the same period, Bank of America and its affiliates advised the Fund that they retained $1,875,240 from commissions earned on sales of the Fund's shares.

    The Fund has adopted a Shareholder Service Plan (the "Plan") under which the Fund pays the Distributor for shareholder servicing expenses incurred in connection with shares of the Fund. Under the Plan, payments by the Fund may not exceed 0.25% (annualized) of the Fund's average daily net assets. For the year ended February 29, 1996, the Distributor waived all of its shareholder service fees due from the Fund. The Plan provides that if, in any month, the fees paid to the Distributor are less than the costs incurred by the Distributor, the excess costs will be included in future computations of the fee, provided that any excess costs will not be carried forward beyond the end of the fiscal year in which such excess costs were incurred.

    Effective December 11, 1995, BISYS Fund Services, Inc., also a wholly owned subsidiary, served the Fund as transfer agent and dividend disbursing agent. In this capacity, BISYS Fund Services, Inc., earned $23,505 for the period from December 11, 1995 through February 1996. Prior to December 11, 1995 an unrelated party provided these services.

    For the year ended February 29, 1996, the Fund incurred legal charges totalling $47,260, which were earned by a law firm, a partner of which serves as Secretary of the Company. Certain officers of the Company are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- DIRECTORS' COMPENSATION

    Each director of the Company is entitled to an annual retainer of $25,000, plus $1,000 for each day the director participates in all or part of a Board or Committee meeting and the Chairman of each Committee receives an annual retainer of $1,000 for services as Chairman of the Committee. In addition, the Company's President is entitled to an annual salary of $20,000 for services as President. The former president and chairman of the Company receives an additional $40,000 per year through February 28, 1997, in consideration of his years of service.

    The Board has also established a retirement plan (the "Retirement Plan") for the Directors. The Retirement Plan provides that each Director who dies or resigns after five years of service as a director will be entitled to receive ten annual payments each equal to the greater of: (i) 50% of the annual Director's retainer that was payable during the year of that director's death or resignation, or (ii) 50% of the annual Director's retainer then in effect for Directors of the Company during the year of such payment. A Director who dies or resigns after nine years of service as a director will be entitled to receive ten annual payments equal to the greater of: (i) 100% of the annual Director's retainer that was payable during the year of that Director's death or resignation, or (ii) 100% of the annual Director's retainer then in effect for Directors of the Fund during the year of such payment. In addition, the amount payable each year to a Director who dies or resigns shall be increased by $1,000 for each year of service that the Director served as Chairman of the Board. Each Director may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum payment or ten annual install-ments. A Director's years of service for the purpose of calculating the payments described above shall be based upon service as a Director or Chairman after February 28, 1994. Aggregate costs to the Fund pursuant to the Retirement Plan amounted to $69, for the year ended February 29, 1996.

NOTE 5 -- CAPITAL SHARE TRANSACTIONS

    At February 29, 1996, there were 200 billion shares of the Company's $0.001 par value capital stock authorized, of which 100 million shares were classified as Class N Common Stock (Blue Chip Fund).

    Transactions in shares of common stock of the Fund are summarized below (000 omitted):

                               YEAR ENDED
                       ---------------------------
                       FEBRUARY 29,   FEBRUARY 28,
                           1996           1995
                       ------------   ------------
Shares sold..........      3,204           353
Shares issued in
 reinvestment of
 dividends...........         47             5
Shares redeemed......       (371)          (57)
                           -----           ---
Net increase.........      2,880           301
                           =====           ===

NOTE 6 -- FEDERAL INCOME TAX STATUS

    During the year ended February 29, 1996 the company utilized its net capital loss carryover of approximately $47,000.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                       YEAR ENDED             PERIOD
                                                 ----------------------       ENDED
                                                 FEBRUARY      FEBRUARY      FEBRUARY
                                                   29,           28,           28,
                                                   1996          1995          1994
                                                 --------      --------      --------
Net asset value per share, beginning of
  period.......................................  $ 15.81       $14.97        $15.00
                                                 -------       ------        ------
Income from Investment Operations:
  Net investment income........................     0.26         0.31          0.02
  Net realized and unrealized gain on
    securities.................................     4.96         0.80         (0.05)
                                                 -------       ------        ------
  Total gain from investment operations........     5.22         1.11         (0.03)
                                                 -------       ------        ------
Less Dividends and Distributions:
  Dividends to shareholders from net investment
    income.....................................    (0.28)       (0.27)           --
  Distributions to shareholders from net
    realized gains on securities...............    (0.22)          --            --
                                                 -------       ------        ------
Total dividends and distributions..............    (0.50)       (0.27)           --
                                                 -------       ------        ------
Net change in net asset value..................     4.72         0.84         (0.03)
                                                 -------       ------        ------
Net asset value per share, end of period.......  $ 20.53       $15.81        $14.97
                                                 =======       ======        ======
Total return++.................................    33.39%        7.60%        (0.20)%
Ratios/Supplemental Data:
  Net assets, end of period (000)..............  $66,933       $6,002        $1,180
  Ratio of expenses to average net assets**....     0.83%        0.00%         0.00%+
  Ratio of net investment income to average net
    assets**...................................     1.63%        2.46%         2.92%+

---------------

 * For the period January 13, 1994 (commencement of operations) through February 28, 1994.

** Reflects the Fund's proportionate share of the Portfolio's expenses, the Portfolio's fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and fee waivers and expense reimbursements by the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 1.45%, 6.32% and 55.00% (annualized) for the periods ended February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

 + Annualized.

++ The total returns listed are not annualized for the period ended February 28, 1994 and do not include the effect of the maximum 4.50% sales charge.

See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------
Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors
and Shareholders of
Pacific Horizon Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Pacific Horizon Blue Chip Fund (one of the portfolios constituting Pacific Horizon Funds, Inc., hereafter referred to as the "Funds") at February 29, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
April 25, 1996

--------------------------------------------------------------------------------
   FEDERAL INCOME TAX STATUS OF DIVIDENDS (UNAUDITED)

   -------------------------------------------------------------
   For the year ended February 29, 1996, the Fund paid to shareholders
   $0.1958 per share from long-term capital gains.
--------------------------------------------------------------------------------

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------
Portfolio of Investments
February 29, 1996
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMMON STOCKS
AEROSPACE/DEFENSE -- 2.5%
 Lockheed Martin Corp. ..............................................       38,500     $  2,935,625
 General Dynamics Corp. .............................................       28,700        1,711,238
 Rockwell Intl., Corp. ..............................................       38,600        2,200,200
                                                                                       ------------
                                                                                          6,847,063
                                                                                       ------------
AIRLINES & FREIGHT -- 0.4%
 AMR Corp. ..........................................................       11,800        1,035,450
                                                                                       ------------
APPAREL/TEXTILE -- 0.5%
 Nike, Inc. .........................................................       19,800        1,284,525
                                                                                       ------------
AUTOMOTIVE -- 2.7%
 Chrysler Corp. .....................................................       55,600        3,134,450
 Goodyear Tire & Rubber Co. .........................................       53,500        2,541,250
 Johnson Controls, Inc. .............................................       23,500        1,686,125
                                                                                       ------------
                                                                                          7,361,825
                                                                                       ------------
BANKS -- 7.6%
 Citicorp............................................................       78,900        6,154,200
 First Interstate Bancorp............................................       18,500        3,022,438
 First Union Corp. ..................................................       47,000        2,843,500
 Bank Of Boston Inc. ................................................       78,400        3,812,200
 Bank Of New York Inc. ..............................................       65,400        3,392,625
 Nations Bank Corporation............................................       23,200        1,711,000
                                                                                       ------------
                                                                                         20,935,963
                                                                                       ------------
BUILDING RELATED/APPLIANCE -- 0.5%
 Fleetwood Enterprises...............................................       46,700        1,255,063
                                                                                       ------------
BUSINESS EQUIPMENT/SERVICES -- 2.6%
 Cisco Systems.......................................................       69,900        3,320,250
 Hewlett Packard Co. ................................................       37,400        3,768,050
                                                                                       ------------
                                                                                          7,088,300
                                                                                       ------------
CHEMICALS -- 3.2%
 Eastman Chemical Co. ...............................................       35,700        2,570,400
 Morton International,Inc. ..........................................       31,600        1,196,850
 E.I. Du Pont De Nemours & Co. ......................................       29,500        2,256,750
 Monsanto Corp. .....................................................       20,000        2,692,500
                                                                                       ------------
                                                                                          8,716,500
                                                                                       ------------
CONSUMER STAPLES -- 7.8%
 Coca-Cola Co. ......................................................       54,400        4,392,800
 Conagra Inc. .......................................................       54,800        2,308,450
 Pepsico Inc. .......................................................      105,700        6,685,525
 Philip Morris Cos, Inc. ............................................       57,900        5,732,100
 Sara Lee Corp. .....................................................       70,300        2,275,963
                                                                                       ------------
                                                                                         21,394,838
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COSMETICS & HOUSEHOLD PRODUCTS -- 4.6%
 Johnson & Johnson...................................................       42,700     $  3,992,450
 Newell Co. .........................................................       59,200        1,642,800
 Bay Networks........................................................       25,300        1,027,813
 Clorox Co. .........................................................       21,200        1,796,700
 Avon Products Inc. .................................................       26,300        2,113,863
 Premark Intl., Inc. ................................................       38,500        2,016,437
                                                                                       ------------
                                                                                         12,590,063
                                                                                       ------------
DIVERSIFIED MANUFACTURING -- 3.7%
 General Electric Co. ...............................................       72,300        5,458,650
 United Technologies Corp. ..........................................       44,600        4,794,500
                                                                                       ------------
                                                                                         10,253,150
                                                                                       ------------
DRUGS BIOTECHNOLOGY -- 5.5%
 Medronic Inc. ......................................................       47,200        2,708,100
 Bristol-Meyers......................................................       52,800        4,494,600
 Schering Plough Corp. ..............................................       63,400        3,558,325
 Pfizer, Inc. .......................................................       64,600        4,255,525
                                                                                       ------------
                                                                                         15,016,550
                                                                                       ------------
ELECTRIC UTILITIES -- 3.5%
 Unicom Corp. .......................................................       75,300        2,409,600
 FPL Group, Inc. ....................................................       41,300        1,843,013
 General Public Utilities Corp. .....................................       80,800        2,696,700
 DTE Energy Co. .....................................................       78,400        2,793,000
                                                                                       ------------
                                                                                          9,742,313
                                                                                       ------------
ELECTRICAL & OTHER ELEC EQUIPMENT -- 0.5%
 Applied Materials, Inc. ............................................       35,100        1,254,825
                                                                                       ------------
ELECTRONIC COMPUTERS -- 3.3%
 Intel Corp. ........................................................       37,600        2,211,350
 Compaq Computer Corp. ..............................................       42,600        2,156,625
 Oracle Corp. .......................................................       57,900        3,010,800
 Sun Microsystems Inc. ..............................................       29,500        1,548,750
                                                                                       ------------
                                                                                          8,927,525
                                                                                       ------------
ENERGY RELATED -- 0.9%
 Halliburton Co. ....................................................       44,200        2,425,475
                                                                                       ------------
ENTERTAINMENT -- 0.4%
 King World Productions, Inc. Ltd....................................       26,500        1,109,688
                                                                                       ------------
FINANCIAL SERVICES -- 1.1%
 Travelers Group.....................................................       44,800        2,996,000
                                                                                       ------------
FOODS -- 1.2%
 Campbell Soup Co. ..................................................       53,200        3,285,100
                                                                                       ------------
FOREST PRODUCTS -- 1.5%
 Bemis Co. Inc. .....................................................       37,800        1,157,625
 Kimberly-Clark Corp. ...............................................       40,400        3,085,550
                                                                                       ------------
                                                                                          4,243,175
                                                                                       ------------
GAS UTILITIES -- 0.9%
 Pacific Enterprises, Inc. ..........................................       93,800        2,509,150
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
HEALTH CARE -- 1.6%
 Merck & Co., Inc. ..................................................       64,700     $  4,286,375
                                                                                       ------------
HOSPITAL MANAGEMENT -- 1.2%
 Columbia Healthcare Corp. ..........................................       24,400        1,335,900
 United Healthcare Corp. ............................................       30,000        1,957,500
                                                                                       ------------
                                                                                          3,293,400
                                                                                       ------------
HOSPITAL SUPPLY -- 0.8%
 Becton Dickinson & Co. .............................................       28,400        2,328,800
                                                                                       ------------
INDUSTRIAL SERVICES -- 0.6%
 Fluor Corp. ........................................................       26,600        1,785,525
                                                                                       ------------
INSURANCE -- 1.6%
 Aetna Life & Casualty Co. ..........................................        8,100          612,562
 Allstate............................................................       64,497        2,765,309
 ITT Hartford Group Inc. ............................................       21,400        1,102,100
                                                                                       ------------
                                                                                          4,479,971
                                                                                       ------------
INTERNATIONAL OIL -- 3.3%
 Atlantic Richfield Co. .............................................       20,300        2,222,850
 Mobil Corp. ........................................................       61,700        6,763,863
                                                                                       ------------
                                                                                          8,986,713
                                                                                       ------------
LEISURE -- 0.9%
 Walt Disney Co. ....................................................       38,400        2,515,200
                                                                                       ------------
MACHINERY -- 0.7%
 Ingersoll Rand Co. .................................................       49,400        2,019,225
                                                                                       ------------
MEDIA -- 1.6%
 Capital Cities/ABC, Inc. ...........................................       23,900        3,029,325
 Gannett, Inc. ......................................................       22,400        1,523,200
                                                                                       ------------
                                                                                          4,552,525
                                                                                       ------------
METALS -- 1.4%
 Nucor Corp. ........................................................       36,600        1,971,825
 Phelps Dodge Corp. .................................................       30,800        1,882,650
                                                                                       ------------
                                                                                          3,854,475
                                                                                       ------------
MULTI INDUSTRY -- 2.0%
 Textron.............................................................       25,300        1,992,375
 Honeywell Inc. .....................................................       65,900        3,492,700
                                                                                       ------------
                                                                                          5,485,075
                                                                                       ------------
MULTI INSURANCE -- 1.1%
 Providian Corp. ....................................................       69,100        3,195,875
                                                                                       ------------
OIL - DOMESTIC & CRUDE -- 3.0%
 Exxon Corp. ........................................................       57,600        4,579,200
 Amoco Corp. ........................................................       53,200        3,697,400
                                                                                       ------------
                                                                                          8,276,600
                                                                                       ------------
PETROLEUM REFINING -- 1.4%
 Royal Dutch Petroleum Co. ..........................................       27,600        3,801,900
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
PROPERTY CASUALTY INSURANCE -- 0.6%
 Safeco. Corp. ......................................................       50,500     $  1,830,625
                                                                                       ------------
PUBLISHING -- 0.6%
 New York Times Co. .................................................       63,800        1,754,500
                                                                                       ------------
RAIL/TRUCKING FREIGHT -- 1.3%
 Norfolk Southern Corp. .............................................       42,800        3,488,200
                                                                                       ------------
RESTAURANTS/LODGING -- 1.7%
 McDonald's Corp. ...................................................       38,500        1,925,000
 Marriott International Inc. ........................................       30,900        1,517,963
 ITT Corp. ..........................................................       21,400        1,292,025
                                                                                       ------------
                                                                                          4,734,988
                                                                                       ------------
RETAIL -- 3.9%
 Home Depot, Inc. ...................................................       52,400        2,266,300
 Sears Roebuck & Co. ................................................      104,700        4,750,762
 Gap, Inc. ..........................................................       67,500        3,619,688
                                                                                       ------------
                                                                                         10,636,750
                                                                                       ------------
RETAIL FOOD & DRUG -- 1.0%
 American Stores Co. ................................................       98,500        2,868,813
                                                                                       ------------
SECURITIES, BROKERS & DEALERS -- 1.0%
 Dean Witter.........................................................       52,500        2,821,875
                                                                                       ------------
SOFTWARE SERVICES -- 1.6%
 Microsoft Inc. .....................................................       45,900        4,529,756
                                                                                       ------------
TECHNOLOGY -- 2.8%
 International Business Machines.....................................       39,900        4,892,738
 National Semiconductor Corp. .......................................       56,400          881,250
 Harris Corp. .......................................................       16,800        1,117,200
 Texas Instruments Inc. .............................................       18,600          927,675
                                                                                       ------------
                                                                                          7,818,863
                                                                                       ------------
TELEPHONE -- 7.0%
 AT & T..............................................................       67,900        4,320,138
 Bellsouth Corp. ....................................................      120,200        4,792,975
 GTE Corp. ..........................................................       76,400        3,275,650
 Nynex Corp. ........................................................       59,800        3,079,700
 Ameritech Corp. ....................................................       65,600        3,780,200
                                                                                       ------------
                                                                                         19,248,663
                                                                                       ------------
TELEPHONE & TELEGRAPH APPARATUS -- 1.2%
 Sprint Corp. .......................................................       75,700        3,255,100
                                                                                       ------------
Total Common Stocks -- 98.8%
 (cost $225,698,360 )................................................                   272,122,328
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                          PRINCIPAL
                                                                           AMOUNT        VALUE
                             DESCRIPTION                                    (000)       (NOTE 2)
----------------------------------------------------------------------    ---------   ------------
U.S. GOVERNMENT OBLIGATIONS -- 3.0%
 U.S. Treasury Bill 4.62%.............................................      2,230     $  2,222,273
 U.S. Treasury Bill 4.57%.............................................        805          802,241
 U.S. Treasury Bill 4.57%.............................................        795          792,275
 U.S. Treasury Bill 4.73%.............................................        306          304,633
 U.S. Treasury Bill 4.74%.............................................        370          366,840
 U.S. Treasury Bill 4.80%.............................................        460          456,072
 U.S. Treasury Bill 4.86%.............................................      1,503        1,490,164
 U.S. Treasury Bill 4.87%.............................................        347          344,037
 U.S. Treasury Bill 4.88%.............................................        349          346,020
 U.S. Treasury Bill 4.79%.............................................      1,211        1,200,657
                                                                                      ------------
Total U.S. Government Obligations
 (cost $8,326,185)....................................................                   8,325,212
                                                                                      ------------
TOTAL INVESTMENTS -- 101.8%                                                           $280,447,540
 (COST $234,024,545)
Other Liabilities In Excess Of Assets -- (1.8)%                                         (4,925,266)
                                                                                      ------------
NET ASSETS -- 100%....................................................                $275,522,274
                                                                                      ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
February 29, 1996
--------------------------------------------------------------------------------

ASSETS:
  Investments in securities at value (cost $234,024,545)..............  $280,447,540
  Cash................................................................        36,086
  Contribution receivable.............................................     1,441,870
  Dividends receivable................................................       603,862
  Deferred organization costs and prepaid expenses....................        42,390
                                                                        ------------
Total assets..........................................................   282,571,748
                                                                        ------------
LIABILITIES:
  Withdrawal payable..................................................       147,114
  Payable for investment securities purchased.........................     6,761,140
  Advisor fees payable................................................        75,382
  Administration fees payable.........................................         5,024
  Accrued accounting fees.............................................        17,633
  Accrued audit fees..................................................        15,958
  Accrued custody fees................................................         6,624
  Accrued legal fees..................................................         6,707
  Other accrued expenses..............................................        13,892
                                                                        ------------
Total liabilities.....................................................     7,049,474
                                                                        ------------
NET ASSETS............................................................  $275,522,274
                                                                        ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Statement of Operations
For the year ended February 29, 1996
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Interest...............................................                  $   427,131
  Dividends..............................................                    4,764,288
                                                                           -----------
                                                                             5,191,419
                                                                           -----------
EXPENSES:
  Advisory fees..........................................     1,574,388
  Administration fees....................................       104,889
  Fund accounting fees and expenses......................       134,230
  Custodian fees and expenses............................        38,672
  Audit fees.............................................        18,423
  Legal fees.............................................        12,848
  Amortization of organization costs.....................        13,615
  Insurance expense......................................         4,704
  Trustees fees..........................................         3,500
                                                            -----------
                                                              1,905,269
  Less: Fee waivers and expense reimbursements...........    (1,242,250)       663,019
                                                            -----------    -----------
Net Investment Income....................................                    4,528,400
                                                                           -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain on securities transactions...........                   21,310,546
  Net change in unrealized appreciation on investments...                   34,689,746
                                                                           -----------
Net Gain on Investments..................................                   56,000,292
                                                                           -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.....                  $60,528,692
                                                                           ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                              BLUE CHIP PORTFOLIO
                                                          ---------------------------
                                                            FOR THE        FOR THE
                                                           YEAR ENDED     YEAR ENDED
                                                          FEBRUARY 29,   FEBRUARY 28,
                                                              1996           1995
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $  4,528,400   $  3,333,204
  Net realized gain on securities transactions...........   21,310,546        373,340
  Net change in unrealized appreciation/depreciation on
    investments..........................................   34,689,746      7,922,681
                                                          ------------   ------------
  Net increase in net assets resulting from operations...   60,528,692     11,629,225
                                                          ------------   ------------
Trust Share Transactions:
  Contributions..........................................   96,776,148     33,341,186
  Withdrawals............................................  (39,120,232)   (21,900,310)
                                                          ------------   ------------
  Net increase in net assets resulting from Trust share
    transactions.........................................   57,655,916     11,440,876
                                                          ------------   ------------
Total Increase...........................................  118,184,608     23,070,101
NET ASSETS
  Beginning of year......................................  157,337,666    134,267,565
                                                          ------------   ------------
  End of year............................................ $275,522,274   $157,337,666
                                                          ============   ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Master Investment Trust, Series I (the "Trust"), a Delaware business trust, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At February 29, 1996, the Trust consisted of four portfolios. The accompanying financial statements and notes are those of the Blue Chip Portfolio (the "Portfolio") only.

    The investment objective of the Portfolio is long term capital appreciation through investments in blue chip stocks.

    Bank of America National Trust and Savings Association ("Bank of America"), a wholly owned subsidiary of BankAmerica Corporation, serves as the Portfolio's investment adviser. Concord Holding Corporation ("Concord") serves as the Portfolio's administrator through BISYS Fund Services (Ireland) Ltd., a wholly owned subsidiary of Concord. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Portfolio in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    Portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the date of valuation or, if none is available, at the mean between the current quoted bid and asked prices on the date of valuation. Securities that are primarily traded on the NASDAQ national securities market are valued at the last reported sales price on the date of valuation or, if none is available, at the last quoted bid price on the date of valuation. The Portfolio may use an independent pricing service, approved by the Board of Trustees, to value certain of its securities. Such prices reflect market values which may be established through the use of electronic data processing techniques and matrix systems. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Trustees. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days until maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:

    Securities transactions are accounted for on a trade date basis. Realized gains and losses on securities transactions are determined on the identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily. Dividend income is recorded on the ex-dividend date.

C) EXPENSES:

    Expenses directly attributable to the Portfolio are charged to the Portfolio while Trust expenses attributable to more than one portfolio of the Trust and general Trust expenses are allocated among the respective portfolios of the Trust.

D) FEDERAL INCOME TAXES:

    The Portfolio will be treated as a partnership for federal income tax purposes. As such, each investor in the Portfolio will be taxed on its share of the Portfolio's ordinary income and capital gains. It is intended that the Portfolio will be managed in such a way that an investor will be able to satisfy the requirements of the Internal Revenue Code applicable to regulated investment companies.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Portfolio has an Investment Advisory Agreement with Bank of America and an Administration Agreement with Concord.

    As Adviser, Bank of America is responsible for managing the investment of the assets of the Portfolio in conformity with the stated objectives and policies of the Portfolio. For its services, Bank of America is entitled to a fee, accrued daily and paid monthly, at an annual rate of 0.75% of the average daily net assets of the Portfolio. For the year ended February 29, 1996, Bank of America waived $1,164,328 in fees as Adviser of the Portfolio.

    As Administrator, Concord assists in supervising the operations of the Portfolio. For its services, Concord is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.05% of the Portfolio's average daily net assets. For the year ended February 29, 1996, Concord waived $77,922 in fees as Administrator of the Portfolio.

    For services provided to all four of the portfolios constituting the Trust, each Trustee receives an annual fee of $1,500 and a meeting fee of $500. For the year ended February 29, 1996, the Portfolio incurred legal expenses of $12,848 which were earned by a law firm, a partner of which serves as Secretary of the Trust. Certain officers of the Trust are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- SECURITIES TRANSACTIONS

    During the year ended February 29, 1996, the Portfolio purchased and sold portfolio securities, excluding short-term securities, in the amount of $283,161,200 and $219,320,666, respectively.

    At February 29, 1996, the cost of the securities of the Portfolio for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly net unrealized appreciation of investments amounted to $46,422,995 consisting of gross unrealized appreciation of $48,183,393 and gross unrealized depreciation of $1,760,397.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------
Supplementary Data
--------------------------------------------------------------------------------

                                               FOR THE          YEAR          PERIOD
                                              YEAR ENDED       ENDED          ENDED
                                             FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                 1996           1995          1994*
                                             ------------   ------------   ------------
Ratio of expenses to average net
  assets**.................................      0.31%          0.17%       0.27%***
Ratio of net investment income to average
  net assets**.............................      2.16%          2.30%       1.97%***
Portfolio Turnover.........................       108%            44%         86%

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994.

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.59%, 0.80% and 0.80% (annualized) for the periods ended February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

*** Annualized.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Trustees
and Investors of
Master Investment Trust, Series I

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the supplementary data present fairly, in all material respects, the financial position of Master Investment Trust, Series I -- Blue Chip Portfolio (the "Portfolio") at February 29, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the supplementary data for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and supplementary data (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at February 29, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
April 25, 1996

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
February 29, 1996
--------------------------------------------------------------------------------

ASSETS:
  Investment in Master Investment Trust, Series I -- Asset Allocation
    Portfolio, at value................................................   $22,333,948
  Receivable from Administrator........................................        21,345
  Deferred organization costs and prepaid expenses.....................        55,200
                                                                          -----------
Total assets...........................................................    22,410,493
                                                                          -----------
LIABILITIES:
  Accrued reports to shareholders expense..............................        23,668
  Accrued legal........................................................        11,005
  Accrued audit fee....................................................         6,310
  Accrued fund accounting fees and expense.............................         6,050
  Other accrued expenses...............................................         8,787
                                                                          -----------
Total liabilities......................................................        55,820
                                                                          -----------
NET ASSETS.............................................................   $22,354,673
                                                                          ===========
Shares Outstanding ($0.001 par value, 100 million shares authorized)...     1,275,880
                                                                          ===========
CALCULATION OF MAXIMUM OFFERING PRICE:
  Net asset value per share............................................        $17.52
  Sales charge -- 4.50% of public offering price.......................          0.83
                                                                                -----
  Maximum Offering Price...............................................        $18.35
                                                                                -----
                                                                                -----
COMPOSITION OF NET ASSETS:
  Capital stock, at par................................................   $     1,276
  Additional paid-in capital...........................................    20,617,125
  Accumulated net realized gains.......................................       292,337
  Accumulated undistributed net investment income......................       112,461
  Net unrealized appreciation on investments...........................     1,331,474
                                                                          -----------
NET ASSETS, FEBRUARY 29, 1996..........................................   $22,354,673
                                                                          ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Statement of Operations
For the year ended February 29, 1996
--------------------------------------------------------------------------------

INVESTMENT INCOME:
Investment Income from Master Investment Trust, Series I --
  Asset Allocation Portfolio:
  Interest..................................................                 $  392,503
  Dividends.................................................                    154,485
                                                                              ---------
                                                                                546,988
                                                                              ---------
  Expenses..................................................   $   96,101
  Less: Fee waivers and expense reimbursements..............      (59,498)       36,603
                                                                ---------    ----------
Net Investment Income from Master Investment Trust, Series
  I -- Asset Allocation Portfolio...........................                    510,385
EXPENSES:
  Shareholder service fees..................................       33,182
  Administration fees.......................................       19,909
  Legal fees................................................       46,277
  Reports to shareholders expense...........................       40,784
  Fund accounting fees and expenses.........................       37,488
  Transfer agent fees and expenses..........................       32,798
  Amortization of organization costs........................       25,649
  Registration fees and expenses............................       18,361
  Audit fees................................................       15,650
  Directors' fees...........................................        1,165
  Other operating expenses..................................       20,406
                                                                ---------
                                                                  291,669
  Less: Fee waivers and expense reimbursements..............     (245,636)       46,033
                                                                ---------    ----------
Net Investment Income.......................................                    464,352
                                                                              ---------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS FROM MASTER
  INVESTMENT TRUST, SERIES I -- ASSET ALLOCATION PORTFOLIO:
  Net realized gain on securities transactions..............                    920,161
  Net change in unrealized appreciation on investments......                  1,078,509
                                                                              ---------
Net Gain on Investments from Master Investment Trust, Series
  I -- Asset Allocation Portfolio...........................                  1,998,670
                                                                              ---------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........                 $2,463,022
                                                                              =========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                   YEAR ENDED
                                                           ---------------------------
                                                           FEBRUARY 29,   FEBRUARY 28,
                                                               1996           1995
                                                           ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income..................................  $   464,352     $  132,223
  Net realized gain (loss) on securities transactions....      920,161        (81,088)
  Net change in unrealized appreciation of investments...    1,078,509        257,410
                                                           -----------     ----------
  Net increase in net assets resulting from operations...    2,463,022        308,545
                                                           -----------     ----------
Dividends and Distributions to Shareholders:
  Dividends to shareholders from net investment income...     (387,903)       (97,653)
  Dividends to shareholders from capital gains...........     (544,588)            --
                                                           -----------     ----------
Total dividends and distributions to shareholders........     (932,491)       (97,653)
Fund Share Transactions:
  Net proceeds from shares subscribed....................   17,093,597      5,286,729
  Net asset value of shares issued to shareholders in
    reinvestment of dividends and distributions..........      903,640         92,809
  Shares redeemed........................................   (2,866,740)      (563,241)
                                                           -----------     ----------
  Net increase in net assets from Fund share
    transactions.........................................   15,130,497      4,816,297
                                                           -----------     ----------
Total Increase...........................................   16,661,028      5,027,189
NET ASSETS:
  Beginning of year......................................    5,693,645        666,456
                                                           -----------     ----------
  End of year (including undistributed net investment
    income of $112,461 and $36,012, respectively)........  $22,354,673     $5,693,645
                                                           ===========     ==========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Pacific Horizon Funds, Inc. (the "Company"), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At February 29, 1996, the Company operated as a series company comprising fifteen funds. The accompanying financial statements and notes are those of the Pacific Horizon Asset Allocation Fund (the "Fund") only.

    The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Asset Allocation Portfolio of Master Investment Trust, Series I (the "Portfolio"), an open-end management investment company that has the same investment objective as that of the Fund. The value of the Fund's investment in the Portfolio included in the accompanying statement of assets and liabilities reflects the Fund's proportionate beneficial interest in the net assets of the Portfolio (12.34% as of February 29, 1996). The financial statements of the Portfolio, including its portfolio of investments, are included elsewhere within this report and should be read in conjunction with the Fund's financial statements.

    Concord Holding Corporation ("Concord") serves as the Fund's administrator and Concord Financial Group, Inc. (the "Distributor"), a wholly owned subsidiary of Concord, serves as the distributor of the Fund's shares. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    The valuation of securities of the Fund's investment in the Portfolio is discussed in Note 2 of the Portfolio's financial statements.

B) INVESTMENT INCOME, EXPENSES AND REALIZED AND UNREALIZED GAINS AND LOSSES:

    The Fund records its share of the investment income, expenses and realized and unrealized gains and losses recorded by the Portfolio on a daily basis. The investment income, expenses and realized and unrealized gains and losses are allocated daily to investors in the Portfolio based upon the value of their investments in the

Portfolio. Such investments are adjusted on a daily basis.

C) DIVIDENDS AND DISTRIBUTIONS:

    The Fund declares dividends to shareholders of record on the day of declaration from net investment income. Such dividends are paid quarterly. However, to the extent that net realized gains of the Fund can be offset by capital loss carryovers, such gains will not be distributed. Dividends and distributors are recorded on the ex-dividend date.

    The amounts of dividends from net investment income and of distributions from net realized gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions to shareholders which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized gains. To the extent they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of capital.

D) FEDERAL INCOME TAXES:

    It is the policy of the Fund to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

E) OTHER:

    The Fund incurred certain costs in connection with its organization. Such costs have been deferred and are being amortized on a straight line basis over five years.

    Expenses directly attributable to the Fund are charged directly to the Fund, while Company expenses attributable to more than one Fund of the Company are allocated among the respective funds.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Fund has an Administration Agreement with Concord and a Distribution Agreement with the Distributor.

    As Administrator, Concord assists in supervising the operations of the Fund. For its services Concord is entitled to a fee from the Fund, which is accrued daily and payable monthly, at an annual rate of 0.15% of the Fund's average net assets. For the year ended February 29, 1996 Concord agreed to waive its entire fee as Administrator. For the same period, Concord agreed to reimburse the Fund $192,545 of its operating expenses.

    For the year ended February 29, 1996, the Distributor advised the Fund that it retained $69,818 from commissions earned on sales of the Fund's shares. For the same period, Bank of America and its affiliates advised the Fund that they retained $569,332 from commissions earned on sales of the Fund's shares.

    The Fund has adopted a Shareholder Service Plan (the "Plan") under which the Fund pays the Distributor for shareholder servicing expenses incurred in connection with shares of the Fund. Under the Plan, payments by the Fund may not exceed 0.25% (annualized) of the Fund's average daily net assets. For the year ended February 29, 1996, the Distributor waived all of its shareholder service fees due from the Fund. The Plan provides that if, in any month, the fees paid to the Distributor are less than the costs incurred by the Distributor, the excess costs will be included in future computations of the fee, provided that any excess costs will not be carried forward beyond the end of the fiscal year in which such excess costs were incurred. Effective December 11, 1995, BISYS Fund Services, Inc., also a wholly owned subsidiary, served the Fund as transfer agent and dividend disbursing agent. In this capacity, BISYS Fund Services, Inc. earned $8,804 for the period from December 11, 1995 through February 1996. Prior to December 11, 1995 an unrelated party provided these services.

    For the year ended February 29, 1996, the Fund incurred legal charges totaling $46,277 which were earned by a law firm, a partner of which serves as Secretary of the Company. Certain officers of the Company are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- DIRECTORS' COMPENSATION

    Each director of the Company is entitled to an annual retainer of $25,000, plus $1,000 for each day the director participates in all or part of a Board or Committee meeting and the Chairman of each Committee receives a retainer of $1,000 for services as Chairman of the Committee. In addition, the Company's President is entitled to an annual salary of $20,000 for services as President. The former president and chairman of the Company receives an additional $40,000 per year through February 28, 1997 in consideration of his years of services.

    The Board has also established a retirement plan (the "Retirement Plan") for the Directors. The Retirement Plan provides that each Director who dies or resigns after five years of service as a director will be entitled to receive ten annual payments each equal to the greater of: (i) 50% of the annual Director's retainer that was payable during the year of that director's death or resignation, or (ii) 50% of the annual Director's retainer then in effect for Directors of the Company during the year of such payment. A Director who dies or resigns after nine years of service as a director will be entitled to receive ten annual payments equal to the greater of: (i) 100% of the annual Director's retainer that was payable during the year of that Director's death or resignation, or (ii) 100% of the annual Director's retainer then in effect for Directors of the Fund during the year of such payment. In addi-tion, the amount payable each year to a Director who dies or resigns shall be increased by $1,000 for each year of service that the Director served as Chairman of the Board. Each Director may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum payment or ten annual installments. A Director's years of service for the purpose of calculating the payments described above shall be based upon service as a Director or Chairman after February 28, 1994. Aggregate costs pursuant to the Retirement plan amounted to $60 for the year ended February 29, 1996.

NOTE 5 -- CAPITAL SHARE TRANSACTIONS

    At February 29, 1996, there were 200 billion shares of the Company's $0.001 par value capital stock authorized, of which 100 million shares were classified as Class O Common Stock (Asset Allocation Fund).

    Transactions in shares of common stock of the Fund are summarized below (000 omitted):

                               YEAR ENDED
                       ---------------------------
                       FEBRUARY 29,   FEBRUARY 28,
                           1996           1995
                       ------------   ------------
Shares subscribed....      1,016           363
Shares issued to
 shareholders in
 reinvestment of
 dividends...........         53             6
Shares redeemed......       (169)          (38)
                           -----           ---
 Net increase........        900           331
                           =====           ===

NOTE 6 -- FEDERAL INCOME TAX STATUS

    During the year ended February 29, 1996, the Company utilized its net capital loss carryover of approximately $83,000.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                     YEAR ENDED
                                             ---------------------------   PERIOD ENDED
                                             FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                 1996           1995          1994*
                                             ------------   ------------   ------------
Net asset value per share, beginning of
  period...................................    $  15.15        $14.84         $15.00
                                                -------        ------         ------
Income from Investment Operations:
  Net investment income....................        0.52          0.48           0.03
  Net realized and unrealized gain (loss)
    on securities..........................        2.86          0.24          (0.19)
                                                -------        ------         ------
  Total gain (loss) from investment
    operations.............................        3.38          0.72          (0.16)
Less Dividends and Distributions:
  Dividends to shareholders from net
    investment income......................       (0.53)        (0.41)            --
  Distributions to shareholders from net
    realized gains on securities...........       (0.48)
                                                -------        ------         ------
  Total dividends and distributions........       (1.01)        (0.41)            --
                                                -------        ------         ------
Net change in net asset value..............        2.37          0.31          (0.16)
                                                -------        ------         ------
Net asset value per share, end of period...    $  17.52        $15.15         $14.84
                                                =======        ======         ======
Total Return++.............................       22.80%         5.03%         (1.07)%
Ratios/Supplemental Data:
  Net assets, end of period (000)..........    $ 22,355        $5,694         $  666
  Ratio of expenses to average net
    assets**...............................        0.62%         0.00%          0.00%+
  Ratio of net investment income to average
    net assets**...........................        3.49%         4.25%          4.20%+

---------------

 * For the period January 18, 1994 (commencement of operations) through February 28, 1994.

** Reflects the Fund's proportionate share of the fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 2.30%, 7.89% and 83.95% (annualized) for the periods ended February 29, 1996, February 28, 1995, and February 28, 1994, respectively.

 + Annualized.

++ The total returns listed are not annualized for the period ending February
   28, 1994 and do not include the effect of the maximum 4.50% sales charge.

See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors
and Shareholders of
Pacific Horizon Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Pacific Horizon Asset Allocation Fund (one of the portfolios constituting Pacific Horizon Funds, Inc., hereafter referred to as the "Funds") at February 29, 1996, the results of its operations for the year then ended, and the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
April 25, 1996

--------------------------------------------------------------------------------
   FEDERAL INCOME TAX STATUS OF DIVIDENDS (UNAUDITED)
   --------------------------------------------------
   For the year ended February 29, 1996, the Fund paid to shareholders
   $0.3345 per share from long term capital gains.
--------------------------------------------------------------------------------

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
February 29, 1996
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMMON STOCKS
AEROSPACE -- 0.9%
 Boeing Co. .........................................................       19,000     $  1,541,375
                                                                                       ------------
AIRLINES & FREIGHT -- 0.2%
 AMR Corp. ..........................................................        4,500          394,875
                                                                                       ------------
ALUMINIUM/STEEL -- 0.2%
 Worthington Industry Inc. ..........................................       20,000          430,000
                                                                                       ------------
AUTOMOTIVE -- 1.0%
 Echlin, Inc. .......................................................       12,300          416,663
 General Motors Corp. ...............................................       25,800        1,322,250
                                                                                       ------------
                                                                                          1,738,913
                                                                                       ------------
BANKS -- 3.3%
 Chase Manhattan Corp. ..............................................       10,000          745,000
 CitiCorp............................................................       32,400        2,527,200
 First Interstate BanCorp............................................        6,800        1,110,950
 Fleet Financial Group Inc. .........................................       41,000        1,686,125
                                                                                       ------------
                                                                                          6,069,275
                                                                                       ------------
BUSINESS EQUIPMENT/SERVICES -- 1.3%
 Cisco Systems.......................................................       24,600        1,168,500
 Hewlett Packard Co. ................................................       12,000        1,209,000
                                                                                       ------------
                                                                                          2,377,500
                                                                                       ------------
CHEMICALS -- 1.7%
 Corning, Inc. ......................................................       13,400          435,500
 Dow Chemical Co. ...................................................        4,000          321,000
 E.I. Du Pont de Nemours & Co. ......................................        9,700          742,050
 Monsanto Corp. .....................................................        6,300          848,138
 Sigma Adrich Corp. .................................................       11,900          681,275
                                                                                       ------------
                                                                                          3,027,963
                                                                                       ------------
CONSUMER CYCLICAL -- 0.5%
 Armstrong World Industries..........................................       15,200          891,100
                                                                                       ------------
CONSUMER STAPLES -- 5.6%
 Coca-Cola Co. ......................................................       23,400        1,889,550
 Conagra Inc. .......................................................       19,600          825,650
 Pepsico Inc. .......................................................       18,700        1,182,775
 Philip Morris Cos, Inc. ............................................       17,700        1,752,300
 Procter & Gamble Co. ...............................................       17,000        1,394,000
 Whitman Corp. ......................................................       27,600          641,700
 Ralston Purina Co. .................................................        7,800          522,600
 Sysco Corp. ........................................................       27,000          887,625
 Anheuser Busch Companies Inc. ......................................       14,900        1,003,888
                                                                                       ------------
                                                                                         10,100,088
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------   -----------    ------------
COSMETICS & HOUSEHOLD PRODUCTS -- 1.2%
 Colgate-Palmolive Co................................................        4,600     $    359,950
 Gillette Co. .......................................................       14,800          801,050
 Johnson & Johnson...................................................        4,000          374,000
 Newell Co. .........................................................       23,000          638,250
                                                                                       ------------
                                                                                          2,173,250
                                                                                       ------------
DIVERSIFIED MANUFACTURING -- 4.3%
 Alco Standard Corp. ................................................       53,000        2,510,875
 General Electric Co. ...............................................       49,000        3,699,500
 Illinois Tool Works, Inc. ..........................................       23,000        1,515,125
                                                                                       ------------
                                                                                          7,725,500
                                                                                       ------------
DRUGS BIOTECHNOLOGY -- 3.6%
 American Home Products Corp. .......................................       10,500        1,034,250
 Amgen, Inc. ........................................................       10,000          597,500
 Bristol-Meyers......................................................       15,800        1,344,975
 Lilly (Eli), and Co. ...............................................       19,800        1,197,900
 Medtronic Inc. .....................................................        8,100          464,738
 Pfizer Inc. ........................................................       16,600        1,093,525
 Schering Plough Corp. ..............................................       10,400          583,700
 Warner Lambert Co. .................................................        2,700          266,962
                                                                                       ------------
                                                                                          6,583,550
                                                                                       ------------
DRUG & HOSPITAL SUPPLIES -- 0.5%
 Baxter International, Inc. .........................................       21,200          969,900
                                                                                       ------------
ELECTRICAL & OTHER ELEC. EQUIPMENT -- 0.7%
 Emerson Electric Co. ...............................................       17,600        1,370,600
                                                                                       ------------
ELECTRIC UTILITIES -- 1.1%
 Central & Southwest Corp. ..........................................       30,500          846,375
 Duke Power Co. .....................................................       14,200          694,025
 Northern STS PWR Minnesota..........................................       10,300          507,275
                                                                                       ------------
                                                                                          2,047,675
                                                                                       ------------
ELECTRONIC COMPUTERS -- 1.9%
 Amp, Inc. ..........................................................       19,500          831,188
 Intel Corp. ........................................................       36,000        2,117,250
 Motorola, Inc. .....................................................       10,700          580,475
                                                                                       ------------
                                                                                          3,528,913
                                                                                       ------------
FINANCE SERVICES -- 3.1%
 American Express....................................................       45,000        2,070,000
 Dun & Bradstreet Corp. .............................................        3,300          208,725
 Household International Inc. .......................................       33,000        2,219,250
 Dean Witter.........................................................       20,200        1,085,750
                                                                                       ------------
                                                                                          5,583,725
                                                                                       ------------
FOREST PRODUCTS -- 0.2%
 Wayerhaeuser Co. ...................................................        9,500          402,563
                                                                                       ------------
GAS UTILITIES -- 0.7%
 Pacific Enterprises, Inc. ..........................................       36,200          968,350
 Eastern Enterprises.................................................       11,000          389,125
                                                                                       ------------
                                                                                          1,357,475
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------   ----------     ------------
HEALTH CARE -- 1.6%
 Abbot Laboratories..................................................       27,000     $  1,127,250
 Merck & Co., Inc. ..................................................       18,200        1,205,750
 US Healthcare, Inc. ................................................       10,000          487,500
                                                                                       ------------
                                                                                          2,820,500
                                                                                       ------------
INDUSTRIAL INORGANIC CHEMICALS -- 0.4%
 Silicon Graphics....................................................       29,700          742,500
                                                                                       ------------
LEISURE -- 0.7%
 Walt Disney Co. ....................................................       11,300          740,150
 Hilton Hotels Corp. ................................................        3,900          365,625
 Mattel, Inc. .......................................................        5,600          186,200
                                                                                       ------------
                                                                                          1,291,975
                                                                                       ------------
LIFE INSURANCE -- 0.4%
 Chubb Corp. ........................................................        6,900          670,163
                                                                                       ------------
MACHINE EQUIPMENT -- 0.6%
 Deere & Co. ........................................................       26,500        1,036,813
                                                                                       ------------
MEDIA -- 1.1%
 Capital Cities/ABC, Inc. ...........................................        4,000          507,000
 Gannett, Inc. ......................................................        4,100          278,800
 McGraw Hill, Inc. ..................................................        4,700          410,663
 Time Warner, Inc. ..................................................        9,600          410,400
 Tribune Co. New.....................................................        6,300          420,525
                                                                                       ------------
                                                                                          2,027,388
                                                                                       ------------
MINING -- 0.3%
 Newmont Mining Corp. ...............................................        9,500          540,313
                                                                                       ------------
MULTI INDUSTRY -- 1.6%
 TRW Inc. ...........................................................       17,000        1,472,625
 Tyco Labs Inc. .....................................................       37,000        1,336,625
                                                                                       ------------
                                                                                          2,809,250
                                                                                       ------------
MULTI INSURANCE -- 1.7%
 American International Group........................................       12,750        1,231,969
 General Re Corp. ...................................................        5,500          791,312
 Providian Corp. ....................................................       21,800        1,008,250
                                                                                       ------------
                                                                                          3,031,531
                                                                                       ------------
OIL -- DOMESTIC & CRUDE -- 4.2%
 Amoco Corp. ........................................................        8,900          618,550
 Coastal Corp. ......................................................       27,300        1,003,275
 Exxon Corp. ........................................................       24,500        1,947,750
 Texaco Inc. ........................................................        9,000          717,750
 USX Marathon Group..................................................       41,800          773,300
 Mobil Corp. ........................................................        9,200        1,008,550
 Halliburton Co. ....................................................       17,500          960,313
 Schlumberger Ltd. ..................................................        8,900          648,588
                                                                                       ------------
                                                                                          7,678,076
                                                                                       ------------
PAPER & ALLIED PRODUCTS -- 0.4%
 Federal Paper Board Co., Inc. ......................................        4,800          256,200
 Mead Corp. .........................................................        9,000          450,000
                                                                                       ------------
                                                                                            706,200
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------  -----------    -------------
PHOTOGRAPHIC EQUIPMENT & SUPPLIES -- 0.3%
 Eastman Kodak Co. ..................................................        6,900     $    493,350
                                                                                       ------------
RAILROADS -- 0.7%
 Union Pacific Corp. ................................................        9,600          633,600
 Burlington Northern Santa Fe C......................................        8,400          672,000
                                                                                       ------------
                                                                                          1,305,600
                                                                                       ------------
RESTAURANTS -- 0.4%
 McDonald's Corp. ...................................................       13,150          657,500
                                                                                       ------------
RETAIL -- 2.8%
 Home Depot Inc. ....................................................       24,000        1,038,000
 Nordstrom, Inc. ....................................................       14,600          658,825
 Price/Costco Inc. ..................................................       49,500          853,875
 Wal Mart Stores Inc. ...............................................       64,100        1,362,125
 May Dept. Stores Co. ...............................................       24,000        1,119,000
                                                                                       ------------
                                                                                          5,031,825
                                                                                       ------------
SOFTWARE SERVICES -- 1.7%
 Automatic Data Processing, Inc. ....................................       16,800          651,000
 Microsoft Corp. ....................................................       24,000        2,368,500
                                                                                       ------------
                                                                                          3,019,500
                                                                                       ------------
TECHNOLOGY -- 1.5%
 International Business Machines.....................................       16,000        1,962,000
 National Semiconductor Corp. .......................................       44,700          698,440
                                                                                       ------------
                                                                                          2,660,440
                                                                                       ------------
TELEPHONE -- 3.4%
 AT&T................................................................       32,800        2,086,900
 Bellsouth Corp. ....................................................       17,200          685,850
 GTE Corp. ..........................................................       29,500        1,264,813
 MCI Communications Corp. ...........................................       24,500          716,625
 SBC Communications Corp. ...........................................       21,700        1,190,787
 Tele-Communications, Inc. ..........................................        8,300          174,300
                                                                                       ------------
                                                                                          6,119,275
                                                                                       ------------
TIRE AND RUBBER -- 0.1%
 Cooper Tire and Rubber Co...........................................       11,100          281,660
                                                                                       ------------
Total Common Stocks -- 55.9%
 (cost $84,556,256)..................................................                   101,238,092
                                                                                       ------------

                                                                          PRINCIPAL
                                                             MATURITY      AMOUNT        VALUE
                  DESCRIPTION                       RATE       DATE         (000)       (NOTE 2)
------------------------------------------------    -----    ---------    ---------   ------------
U.S. GOVERNMENT OBLIGATIONS
U.S. TREASURY BONDS -- 6.5%
 U.S. Treasury Bond.............................    10.38%    11/15/12    $   8,800   $ 11,669,855
                                                                                      ------------
U.S. TREASURY NOTES -- 8.4%
 U.S. Treasury Note.............................     5.75%     8/15/03        6,400      6,300,671
 U.S. Treasury Note.............................     7.88%    11/15/04        8,000      8,930,478
                                                                                      ------------
                                                                                        15,231,149
                                                                                      ------------
TOTAL U.S. GOVERNMENT OBLIGATIONS -- 14.9%
 (cost $27,291,693).............................                                        26,901,004
                                                                                      ------------

---------------
See Notes to Financial Statements.

                                                                          PRINCIPAL
                                                             MATURITY      AMOUNT        VALUE
                  DESCRIPTION                       RATE       DATE         (000)       (NOTE 2)
------------------------------------------------   ------   ----------   -----------  ------------
U.S. GOVERNMENT AGENCY OBLIGATIONS -- 10.0%
 Federal Home Loan Mortgage Corporation
   Pool #G10304.................................     6.50%     4/01/09    $     946   $    937,478
 Federal Home Loan Mortgage Corporation
   Pool #E60891.................................     6.50%     7/01/10        3,343      3,311,369
 Federal Home Loan Mortgage Corporation
   Pool #297505.................................     8.00%     6/01/17           17         17,148
 Federal Home Loan Mortgage Corporation
   Pool #53301..................................    10.50%     4/01/19           35         38,110
 Federal Home Loan Mortgage Corporation
   Pool #544066.................................     8.00%    12/01/19           17         16,880
 FNCI 6.5%TBA...................................     6.50%     3/15/11        5,000      4,950,000
 FGLMC Pool #D67963.............................     6.50%     1/01/26        9,100      8,787,188
 Government National Mortgage Association
   Pool #146301.................................    10.00%     2/15/16           98        108,237
                                                                                      ------------
Total U.S. Government Agency Obligations
 (cost $18,454,981).............................                                        18,166,410
                                                                                      ------------
TAXABLE MUNICIPAL BONDS -- 0.5%
ALASKA --
 Alaska State, Housing Finance Authority,
   Series G.....................................    10.55%     1/15/18          115        113,419
                                                                                      ------------
ILLINOIS --
 Cook County, General Obligation Bond...........     5.00%    11/15/23          800        722,000
                                                                                      ------------
Total Taxable Municipal Bonds
 (cost $836,299)................................                                           835,419
                                                                                      ------------
CORPORATE OBLIGATIONS -- 9.0%
CORPORATE BONDS -- 1.9%
 Hertz Corp. ...................................     6.00%     1/15/03        2,500      2,421,875
 Lehman Brothers................................     5.75%    11/15/98        1,000        981,250
                                                                                      ------------
                                                                                         3,403,125
                                                                                      ------------
MEDIUM TERM NOTES -- 7.1%
 Chrysler Finance Corp. ........................     5.48%     2/23/99        2,500      2,468,750
 Morgan Stanley Group...........................     5.63%     3/01/99        1,500      1,483,125
 Ford Motor Credit..............................     8.38%     1/15/00        3,000      3,217,500
 International Lease Finance....................     5.71%     2/01/00        1,600      1,570,000
 Province of Quebec.............................     7.98%     4/01/99        3,000      3,161,250
 Philip Morris..................................     8.75%     3/12/98        1,000      1,055,000
                                                                                      ------------
                                                                                        12,955,625
                                                                                      ------------
Total Corporate Obligations
 (cost $16,452,588).............................                                        16,358,750
                                                                                      ------------
COLLATERALIZED MORTGAGE OBLIGATIONS -- 5.4%
 Discover Credit Card Trust.....................     7.85%    11/20/98        3,000      3,148,200
 Prime Credit Card Master Trust.................     7.05%    12/15/97        3,000      3,071,089
 NationsBank Credit Card Master.................     6.45%     4/15/03        3,500      3,563,760
 Merrill Lynch & Co. ...........................     6.85%     4/15/12            8          7,734
                                                                                      ------------
Total Collateralized Mortgage Obligations
 (cost $9,733,978)..............................                                         9,790,783
                                                                                      ------------

---------------
See Notes to Financial Statements.

                                                                          PRINCIPAL
                                                             MATURITY      AMOUNT        VALUE
                  DESCRIPTION                       RATE       DATE         (000)       (NOTE 2)
------------------------------------------------    -----    ---------    ---------   ------------
U.S. GOVERNMENT AGENCY OBLIGATIONS -- (CONTINUED)
COMMERCIAL PAPER DISCOUNT -- 3.9%
 Brown Forman...................................     5.50%     3/01/96    $   3,500   $  3,500,000
 Merrill Lynch..................................     5.47%     3/01/96        3,500      3,500,000
                                                                                      ------------
                                                                                         7,000,000
                                                                                      ------------
TOTAL INVESTMENTS -- 99.6%
 (COST $164,325,795)............................                                       180,290,458
Other Assets In Excess Of Liabilities -- 0.4%...                                           763,956
                                                                                      ------------
NET ASSETS -- 100%..............................                                      $181,054,414
                                                                                      ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
February 29, 1996
--------------------------------------------------------------------------------

ASSETS:
  Investments in securities at value (cost $164,325,795)..............  $180,290,458
  Cash................................................................        66,207
  Receivable for investment securities sold...........................     5,307,998
  Contribution receivable.............................................       262,293
  Dividends receivable................................................       243,397
  Interest receivable.................................................       870,288
  Deferred organization costs and prepaid expenses....................        41,137
                                                                        ------------
Total assets..........................................................   187,081,778
                                                                        ------------
LIABILITIES:
  Withdrawal payable..................................................       200,358
  Payable for investment securities purchased.........................     5,731,750
  Advisor fees payable................................................        37,278
  Administration fees payable.........................................         3,384
  Accrued accounting fees.............................................        15,596
  Accrued audit fees..................................................        16,095
  Accrued custody fees................................................         5,303
  Accrued legal fees..................................................         6,868
  Other accrued expenses..............................................        10,732
                                                                        ------------
Total liabilities.....................................................     6,027,364
                                                                        ------------
NET ASSETS............................................................  $181,054,414
                                                                        ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Statement of Operations
For the year ended February 29, 1996
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Interest..............................................                  $ 4,919,733
  Dividends.............................................                    1,936,890
                                                                          -----------
                                                                            6,856,623
                                                                          -----------
EXPENSES:
  Advisory fees.........................................       913,660
  Administration fees...................................        83,060
  Fund accounting fees and expenses.....................       122,609
  Custodian fees and expenses...........................        30,446
  Audit fees............................................        22,305
  Legal fees............................................        17,976
  Amortization of organization costs....................        13,692
  Insurance expense.....................................         3,637
  Trustees fees.........................................         3,500
  Other operating expenses..............................         5,835
                                                           -----------
                                                             1,216,720
  Less: Fee waivers and expense reimbursements..........      (785,750)       430,970
                                                           -----------    -----------
Net Investment Income...................................                    6,425,653
                                                                          -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain on securities transactions..........                   19,223,012
  Net change in unrealized appreciation on
    investments.........................................                    8,662,241
                                                                          -----------
Net Gain on Investments.................................                   27,885,253
                                                                          -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS....                  $34,310,906
                                                                          ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                          ASSET ALLOCATION PORTFOLIO
                                                          ---------------------------
                                                            FOR THE        FOR THE
                                                           YEAR ENDED     YEAR ENDED
                                                          FEBRUARY 29,   FEBRUARY 28,
                                                              1996           1995
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $  6,425,653   $  6,185,598
  Net realized gain (loss) on securities transactions....   19,223,012     (4,776,038)
  Net change in unrealized appreciation/depreciation on
    investments..........................................    8,662,241      5,934,051
                                                          ------------   ------------
  Net increase in net assets resulting from operations...   34,310,906      7,343,611
                                                          ------------   ------------
Trust Share Transactions:
  Contributions..........................................   31,372,458     18,683,561
  Withdrawals............................................  (35,499,213)   (32,967,230)
                                                          ------------   ------------
  Net decrease in net assets resulting from Trust share
    transactions.........................................   (4,126,755)   (14,283,669)
                                                          ------------   ------------
Total Increase (Decrease)................................   30,184,151     (6,940,058)
NET ASSETS:
  Beginning of year......................................  150,870,263    157,810,321
                                                          ------------   ------------
  End of year............................................ $181,054,414   $150,870,263
                                                          ============   ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Master Investment Trust, Series I (the "Trust"), a Delaware business trust, is registered under the Investment Company Act of 1940, as amended (the "Act") as an open-end management investment company. At February 29, 1996, the Trust consisted of four portfolios. The accompanying financial statements and notes are those of the Asset Allocation Portfolio (the "Portfolio") only.

    The investment objective of the Portfolio is to obtain long term growth from capital appreciation and dividend and interest income. The Portfolio seeks to achieve its objective by actively allocating investments among the three major asset categories: bonds, equity securities and cash equivalents.

    Bank of America National Trust and Savings Association ("Bank of America"), a wholly owned subsidiary of BankAmerica Corporation, serves as the Portfolio's investment adviser.

    Concord Holding Corporation ("Concord") serves as the Portfolio's administrator through BISYS Fund Services (Ireland) Ltd., a wholly owned subsidiary of Concord. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Portfolio in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    Portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the date of valuation or, if none is available, at the mean between the current quoted bid and asked prices on the date of valuation. Securities that are primarily traded on the NASDAQ national securities market are valued at the last reported sales price on the date of valuation or, if none is available, at the last quoted bid price on the date of valuation. The Portfolio may use an independent pricing service, approved by the Board of Trustees, to value certain of its securities. Such prices reflect market values which may be established through the use of electronic data processing techniques and matrix systems. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Trustees. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days until maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:

    Securities transactions are accounted for on a trade date basis. Realized gains and losses on securities transactions are determined on the identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily. Dividend income is recorded on the ex-dividend date.

C) EXPENSES:

    Expenses directly attributable to the Portfolio are charged to the Portfolio while Trust expenses attributable to more than one portfolio of the Trust and general Trust expenses are allocated among the respective portfolios of the Trust.

D) FEDERAL INCOME TAXES:

    The Portfolio will be treated as a partnership for federal income tax purposes. As such, each investor in the Portfolio will be taxed on their share of the Portfolio's ordinary income and capital gains. It is intended that the Portfolio will be managed in such a way that an investor will be able to satisfy the requirements of the Internal Revenue Code applicable to regulated investment companies.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Portfolio has an Advisory Agreement with Bank of America and an Administration Agreement with Concord.

    As Adviser, Bank of America is responsible for managing the investment of the assets of the Portfolio in conformity with the stated objectives and policies of the Portfolio. For its services, Bank of America is entitled to a fee, accrued daily and paid monthly, at an annual rate of 0.55% of the average daily net assets of the Portfolio. For the year ended February 29, 1996, Bank of America waived $720,259 in fees as Adviser of the Portfolio.

    As Administrator, Concord assists in supervising the operations of the Portfolio. For its services, Concord is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.05% of the Portfolio's average daily net assets. For the year ended February 29, 1996, Concord waived $65,491 in fees as Administrator of the Portfolio.

    For services provided to all four of the portfolios constituting the Trust, each Trustee receives an annual fee of $1,500 and a meeting fee of $500. For the year ended February 29, 1996, the Portfolio incurred legal expenses of $17,976, which were earned by a law firm, a partner of which serves as Secretary of the Trust. Certain officers of the Trust are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- PURCHASES AND SALES OF SECURITIES

    The following table summarizes the securities transactions effected by the Port-folio, excluding short-term securities, for the year ended February 29, 1996.

                              PURCHASES          SALES
                             ------------     ------------
U.S. Government..........    $85,887,588      $ 85,359,727
Other....................    161,276,120       160,698,929
                             -----------       -----------
                             $247,163,708     $246,058,656
                             ===========       ===========

    At February 29, 1996, the cost of the securities of the Portfolio for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly, Net unrealized appreciation of investments amounted to $15,964,735, consisting of gross unrealized appreciation of $18,488,396 and gross unrealized depreciation of $2,523,661.

NOTE 5 -- CONCENTRATION OF CREDIT RISK

    The Portfolio had the following concentrations by industry sector at February 29, 1996 (as a percentage of total investments):

U.S.Treasury Obligations...........      15.0%
U.S. Govt. Agency Obligations......      10.1%
Taxable Municipal Bonds............       0.5%
Medium Term Notes..................       7.2%
Corporate Bonds....................       1.9%
Collateralized Mortgage
 Obligations.......................       5.4%
Commercial Paper Discount..........       3.9%
Aerospace..........................       0.9%
Airlines & Freight.................       0.2%
Aluminium/Steel....................       0.2%
Automotive.........................       1.0%
Banks..............................       3.4%
Business Equipment/Services........       1.3%
Chemicals..........................       1.7%
Consumer Cyclical..................       0.5%
Consumer Staples...................       5.6%
Cosmetics & Household Products.....       1.2%
Diversified Manufacturing..........       4.3%
Drugs & Biotechnology..............       3.6%
Drugs & Hospital...................       0.5%
Electrical & Other Electrical
 Equipment.........................       0.8%
Electric Utilities.................       1.1%
Electronic Computers...............       1.9%
Finance Services...................       3.1%
Forest Products....................       0.2%
Gas Utilities......................       0.7%
Health Care........................       1.6%
Industrial Inorganic Chemicals.....       0.4%
Leisure............................       0.7%
Life Insurance.....................       0.4%
Machine Equipment..................       0.6%
Media..............................       1.1%
Mining.............................       0.3%
Multi Industry.....................       1.6%
Multi Insurance....................       1.7%
Oil -- Domestic & Crude............       4.2%
Paper & Allied Products............       0.4%
Photographic Equipment &
 Supplies..........................       0.3%
Railroads..........................       1.3%
Restaurants........................       0.4%
Retail.............................       2.2%
Software Services..................       1.7%
Technology.........................       1.5%
Telephone..........................       3.4%
Tire & Rubber......................       0.1%
                                       -------
                                        100.0%
                                       ========

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                                               FOR THE          YEAR          PERIOD
                                              YEAR ENDED       ENDED          ENDED
                                             FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                 1996           1995          1994*
                                             ------------   ------------   ------------
Ratio of expenses to average net
  assets**.................................      0.26%          0.17%       0.24%***
Ratio of net investment income to average
  net assets**.............................      3.87%          4.01%       3.35%***
Portfolio Turnover.........................       157%           142%         67%

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994.

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.47%, 0.60%, and 0.03% (annualized) for the periods ended February 29, 1996, February 28, 1995, and February 28, 1994, respectively.

*** Annualized.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Trustees
and Investors of
Master Investment Trust, Series I

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the supplementary data present fairly, in all material respects, the financial position of Master Investment Trust, Series I -- Asset Allocation Portfolio (the "Portfolio") at February 29, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and its supplementary data for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and supplementary data (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at February 29, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
April 25, 1996

PACIFIC HORIZON FLEXIBLE BOND FUND
--------------------------------------------------------------------------------
Statement of Assets and Liabilities
February 29, 1996
--------------------------------------------------------------------------------

ASSETS:
  Investment in Master Investment Trust, Series I -- Investment Grade
    Bond Portfolio, at value..........................................   $13,147,500
  Receivable from Administrator.......................................        20,992
  Deferred organization costs and prepaid expenses....................        60,087
                                                                         -----------
Total assets..........................................................    13,228,579
                                                                         -----------
LIABILITIES:
  Accrued reports to shareholders expenses............................        21,204
  Accrued legal fees..................................................        11,405
  Accrued audit fees..................................................         6,304
  Accrued fund accounting.............................................         6,448
  Other accrued fees and expenses.....................................         3,819
                                                                         -----------
Total liabilities.....................................................        49,180
                                                                         -----------
NET ASSETS............................................................   $13,179,399
                                                                         ===========
Shares Outstanding ($0.001 par value, 100 million shares
  authorized).........................................................     1,351,159
                                                                         ===========
CALCULATION OF MAXIMUM OFFERING PRICE:
  Net asset value per share...........................................        $ 9.75
  Sales charge -- 4.50% of public offering price......................          0.46
                                                                               -----
  Maximum Offering Price..............................................        $10.21
                                                                               =====
  Capital stock, at par...............................................   $     1,351
  Paid-in capital.....................................................    13,122,538
  Accumulated net realized gains......................................        96,796
  Net unrealized depreciation on investments..........................       (41,286)
                                                                         -----------
NET ASSETS, FEBRUARY 29, 1996.........................................   $13,179,399
                                                                         ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON FLEXIBLE BOND FUND
--------------------------------------------------------------------------------
Statement of Operations
For the year ended February 29, 1996
--------------------------------------------------------------------------------

INVESTMENT INCOME:
Investment Income from Master Investment Trust, Series I --
  Investment Grade Bond Portfolio:
  Interest..................................................                 $ 424,314
  Expenses..................................................   $   43,122
  Less: Fee waivers and expense reimbursements..............      (33,018)      10,104
                                                               ----------    ----------
Net Investment Income from Master Investment Trust, Series
  I -- Investment Grade Bond Portfolio......................                   414,210
                                                                             ----------
EXPENSES:
  Shareholder service fees..................................       16,582
  Administration fees.......................................        9,952
  Legal fees................................................       47,105
  Reports to shareholders expenses..........................       41,311
  Fund accounting fees and expenses.........................       37,398
  Transfer agent fees and expenses..........................       32,408
  Amortization of organization costs........................       29,964
  Registration fees.........................................       20,001
  Audit fees................................................       21,190
  Directors' fees...........................................        6,935
  Other operating expenses..................................       25,403
                                                               ----------
                                                                  288,249
  Less: Fee waivers and expense reimbursements..............     (280,525)       7,724
                                                               ----------    ----------
Net Investment Income.......................................                   406,486
                                                                             ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS FROM MASTER INVESTMENT TRUST,
  SERIES I -- INVESTMENT GRADE BOND PORTFOLIO:
  Net realized gain on securities transactions..............                   154,841
  Net change in unrealized depreciation on investments......                   (58,037)
                                                                             ----------
Net Gain on Investments from Master Investment Trust, Series
  I -- Investment Grade Bond Portfolio......................                    96,804
                                                                             ----------
NET INCREASE IN NET ASSETS RESULTING
  FROM OPERATIONS...........................................                 $ 503,290
                                                                             =========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON FLEXIBLE BOND FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                   YEAR ENDED
                                                          ----------------------------
                                                          FEBRUARY 29,    FEBRUARY 28,
                                                              1996            1995
                                                          ------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income................................   $   406,486     $    74,137
  Net realized gain (loss) on securities
    transactions.......................................       154,841         (30,755)
  Net change in unrealized appreciation (depreciation)
    of investments.....................................       (58,037)         19,011
                                                          -----------     -----------
  Net increase in net assets resulting from
    operations.........................................       503,290          62,393
                                                          -----------     -----------
Dividends and Distributions to Shareholders:
  Dividends to shareholders from net investment
    income.............................................      (406,485)        (74,137)
  Dividends to shareholders from net realized gains on
    securities.........................................       (26,279)             --
                                                          -----------     -----------
Total Dividends and Distributions to Shareholders......      (432,764)        (74,137)
Fund Share Transactions:
  Net proceeds from shares subscribed..................    12,184,154       2,413,917
  Net asset value of shares issued to shareholders in
    reinvestment of dividends and distributions........       273,214          53,731
  Shares redeemed......................................    (1,312,597)       (848,073)
                                                          -----------     -----------
  Net increase in net assets from
    Fund share transactions............................    11,144,771       1,619,575
                                                          -----------     -----------
Total Increase.........................................    11,215,297       1,607,831
NET ASSETS:
  Beginning of year....................................     1,964,102         356,271
                                                          -----------     -----------
  End of year..........................................   $13,179,399     $ 1,964,102
                                                          ===========     ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON FLEXIBLE BOND FUND
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Pacific Horizon Funds, Inc. (the "Company"), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At February 29, 1996, the Company operated as a series company comprising fifteen funds. The accompanying financial statements and notes are those of the Pacific Horizon Flexible Bond Fund (the "Fund") only.

    The Fund seeks to achieve its investment objectives by investing substantially all of its assets in the Investment Grade Bond Portfolio of Master Investment Trust, Series I (the "Portfolio"), an open-ended management investment company, that has the same investment objective as that of the Fund. The value of the Fund's investment in the Portfolio included in the accompanying statements of assets and liabilities reflects the Fund's proportionate beneficial interest in the net assets of the Portfolio (19.8% at February 29, 1996). The financial statements of the Portfolio, including the portfolio of investments, are included elsewhere within this report and should be read in conjunction with the Fund's financial statements.

    Concord Holding Corporation ("Concord") serves as the Fund's administrator and Concord Financial Group, Inc. (the "Distributor"), a wholly owned subsidiary of Concord, serves as the distributor of the Fund's shares. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    The valuation of securities by the Portfolio is discussed in Note 2 of the Portfolio's financial statements.

B) INVESTMENT INCOME, EXPENSES AND REALIZED AND UNREALIZED GAINS AND LOSSES:

    The Fund records its share of the investment income, expenses and realized and unrealized gains and losses recorded by the Portfolio on a daily basis. The investment income, expenses and realized and unrealized gains and losses are allocated daily to investors in the Portfolio based upon the value of their investments in the Portfolio. Such investments are adjusted on a daily basis.

C) DIVIDENDS AND DISTRIBUTIONS:

    The Fund declares dividends to shareholders of record on the day of declaration from net investment income. Such dividends are declared daily and paid monthly. Net realized gains, if any, will be distributed annually. However, to the extent that net realized gains of the Fund can be offset by capital loss carryovers of the Fund, such gains will not be distributed. Dividends and distributions are recorded on the ex-dividend date.

    The amounts of dividends from net investment income and of distributions from net realized gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions to shareholders which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized gains. To the extent they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of capital.

D) FEDERAL INCOME TAXES:

    It is the policy of the Fund to meet the requirements of the Internal Revenue Code (the "Code") applicable to regulated investment companies and to distribute substantially all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

E) OTHER:

    The Fund incurred certain costs in connection with their organization. Such costs have been deferred and are being amortized by the Fund on a straight line basis over five years.

    Expenses directly attributable to the Fund are charged to the Fund, while Company expenses attributable to more than one portfolio of the Company are allocated among the respective funds.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Fund has an Administration Agreement with Concord and a Distribution Agreement with the Distributor.

    As Administrator, Concord assists in supervising the operations of the Fund. For its services, Concord is entitled to a fee accrued daily and payable monthly, at an annual rate of 0.15% of the Fund's average net assets. For the year ended February 29, 1996 Concord agreed to waive its entire fee as Administrator.

    Concord reimbursed the Fund $253,991 in operating expenses for the year ended February 29, 1996.

    For the year ended February 29, 1996, the Distributor advised the Fund that it retained $51,076 from commissions earned on sales of the Fund's shares. For the same period, Bank of America and its affiliates advised the Fund that they retained $408,407 from commissions earned on sales of the Fund's shares.

    The Fund has adopted a Shareholder Service Plan (the "Plan") under which the Fund pays the Distributor for shareholder servicing expenses incurred in connection with shares of the Fund. Under the Plan, payments by the Fund may not exceed 0.25% (annualized) of the Fund's average daily net assets. For the year ended February 29, 1996, the Distributor waived all shareholder service fees. The Plan provides that if, in any months, the fees paid to the Distributor are less than the costs incurred by the Distributor, the excess costs will be included in future computations of the fee, provided that any excess costs will not be carried forward beyond the end of the fiscal year in which such excess costs were incurred.

    Effective December 11, 1995, BISYS Fund Services, Inc., also a wholly owned subsidiary, served the Fund as transfer agent and dividend disbursing agent. In this capacity, BISYS Fund Services, Inc. earned $4,265 for the period from December 11, 1995 through February 1996. Prior to December 11, 1995 an unrelated party provided these services.

    For the year ended February 29, 1996, the Fund incurred legal charges totaling $47,105 which were earned by a law firm, a partner of which serves as Secretary of the Company. Certain officers of the Company are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- DIRECTORS' COMPENSATION

    Each director of the Company is entitled to an annual retainer of $25,000, plus $1,000 for each day the director participates in all or part of a Board or Committee meeting and the Chairman of each Committee receives an annual retainer of $1,000 for services as Chairman of the Committee. In addition, the Fund's President is entitled to an annual salary of $20,000 for services as President. The former president and chairman of the Company receives an additional $40,000 per year through February 28, 1997 in consideration of his services.

    The Board has also established a retirement plan (the "Retirement Plan") for the Directors. The Retirement Plan provides that each Director who dies or resigns after five years of service as a director will be entitled to receive ten annual payments each equal to the greater of: (i) 50% of the annual Director's retainer that was payable during the year of that director's death or resignation, or (ii) 50% of the annual Director's retainer then in effect for Directors of the Fund during the year of such payment. A Director who dies or resigns after nine years of service as a director will be entitled to receive ten annual payments equal to the greater of: (i) 100% of the annual Director's retainer that was payable during the year of that Director's death or resignation, or (ii) 100% of the annual Director's retainer then in effect for Directors of the Fund during the year of such payment. In addition, the amount payable each year to a Director who dies or resigns shall be increased by $1,000 for each year of service that the Director served as Chairman of the Board. Each Director may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum payment or ten annual installments. A Director's years of service for the purpose of calculating the payments described above shall be based upon service as a Director or Chairman after February 28, 1994. Aggregate costs to the Fund pursuant to the Retirement Plan amounted to $20, for the year ended February 29, 1996.

NOTE 5 -- CAPITAL SHARE TRANSACTIONS

    At February 29, 1996, there were 200 billion shares of the Company's $0.001 par value capital stock authorized, of which 100 million shares were classified as Class M Common Stock, (Flexible Bond Fund).

    Transactions in shares of the Fund are summarized below (000's omitted):

                        YEAR ENDED     YEAR ENDED
                       FEBRUARY 29,   FEBRUARY 28,
                           1996           1995
                       ------------   ------------
Shares subscribed....      1,249           257
Shares issued in
 reinvestment of
 dividends...........         28             6
Shares redeemed......       (134)          (91)
                           -----           ---
 Net increase........      1,143           172
                           =====           ===

NOTE 6 -- FEDERAL INCOME TAX STATUS

    During the year ended February 29, 1996, the Company utilized its net capital loss carryovers of approximately $14,000.

PACIFIC HORIZON FLEXIBLE BOND FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                  YEAR ENDED
                                          ---------------------------     PERIOD ENDED
                                          FEBRUARY 29,   FEBRUARY 28,     FEBRUARY 28,
                                              1996           1995            1994*
                                          ------------   ------------     ------------
Net asset value per share, beginning of
  period................................    $   9.44        $ 9.81           $10.00
                                            --------      --------         --------
Income from Investment Operations:
  Net investment income.................        0.59          0.59             0.08
  Net realized and unrealized gain
    (loss) on securities................        0.33         (0.37)           (0.19)
                                            --------      --------         --------
  Total income (loss) from investment
    operations..........................        0.92          0.22            (0.11)
Less Dividends and Distributions:
  Dividends to shareholders from net
    investment income...................       (0.59)        (0.59)           (0.08)
  Distributions to shareholders from Net
    realized gains on securities........       (0.02)
                                            --------      --------         --------
Total dividends and distributions.......       (0.61)        (0.59)           (0.08)
Net change in net asset value...........        0.31         (0.37)           (0.19)
                                            --------      --------         --------
Net asset value per share, end of
  period................................    $   9.75        $ 9.44           $ 9.81
                                            ========      ========         ========
Total return++..........................       10.45%         2.27%           (1.10)%
Ratios/Supplemental Data:
  Net assets, end of period (000).......    $ 13,179        $1,964           $  356
  Ratio of expenses to average
    net assets**........................        0.27%         0.00%            0.00%+
  Ratio of net investment income to
    average net assets**................        6.13%         6.43%            5.70%+

---------------

 * For the period January 24, 1994 (commencement of operations) through February 28, 1994.

** Reflects the Fund's proportionate share of the Portfolio's expenses and fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 4.73%, 17.95% and 160.20% (annualized) for the periods ended February 29, 1996 , February 28, 1995 and February 28, 1994 respectively.

 + Annualized.

++ The total returns listed are not annualized for the period February 28, 1994, and do not include the effect of the maximum 4.50% sales charge.

See Notes to Financial Statements.

PACIFIC HORIZON FLEXIBLE BOND FUND
--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors
and Shareholders of
Pacific Horizon Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Pacific Horizon Flexible Bond Fund (one of the portfolios constituting Pacific Horizon Funds, Inc., hereafter referred to as the "Funds") at February 29, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
April 25, 1996

--------------------------------------------------------------------------------
   TAX STATUS OF DIVIDENDS (UNAUDITED)

   --------------------------------------------
   For the year ended February 29, 1996, the Fund paid to shareholders
   $0.0035 per share from long-term capital gains.
--------------------------------------------------------------------------------

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------
Portfolio of Investments
February 29, 1996
--------------------------------------------------------------------------------

                                      MOODY'S/S&P                                    PRINCIPAL
                                        RATINGS                       MATURITY        AMOUNT        VALUE
           DESCRIPTION                (UNAUDITED)        RATE           DATE           (000)      (NOTE 2)
----------------------------------    -----------     -----------    -----------     ---------   -----------
CORPORATE OBLIGATIONS -- 15.4%
 Household International BV.......     AB/A                 5.25%       10/15/98      $ 2,000    $ 1,970,000
 MCI Communications Corp. ........     A2/A-                6.25%        3/23/99        2,000      2,017,500
 American Brands..................     A2/A                 7.50%        5/15/99        1,000      1,038,750
 Ford Motor Credit................     A1/A+                9.50%        4/15/00        2,500      2,790,625
 Hertz Corp. .....................     AB/A                 6.00%        1/15/03        2,500      2,421,875
                                                                                                 -----------
                                                                                                  10,238,750
                                                                                                 -----------
COMMERCIAL PAPER DISCOUNT -- 2.6%
 Brown Forman.....................     A-1/P-1              5.50%        3/01/96        1,760      1,760,000
                                                                                                 -----------
MEDIUM TERM NOTES -- 17.5%
 Chrysler Finl Corp. .............     AB/A-                6.60%        8/03/98        2,000      2,027,500
 International Lease Finance......     A2/A+                6.27%        2/10/99        2,500      2,515,625
 Morgan Stanley Group.............     A1/A+                5.63%        3/01/99        2,000      1,977,500
 General Motors Accept Corp. .....     A3/A-                7.38%        5/26/99        2,000      2,072,500
 Associates Corp. ................     Aa3/AA-              6.35%        6/29/00        3,000      3,022,500
                                                                                                 -----------
                                                                                                  11,615,625
                                                                                                 -----------
U.S. TREASURY NOTES -- 35.8%
 U.S. Treasury Notes..............     Treasury             5.13%       11/30/98        7,900      7,816,812
 U.S. Treasury Notes..............     Treasury             6.88%        8/31/99        2,000      2,079,380
 U.S. Treasury Notes..............     Treasury             7.75%       11/30/99        3,500      3,744,650
 U.S. Treasury Notes..............     Treasury             7.75%        1/31/00        2,500      2,680,175
 U.S. Treasury Notes..............     Treasury             5.63%       11/30/00        1,500      1,491,210
 U.S. Treasury Notes..............     Treasury             5.75%        8/15/03        6,000      5,906,879
                                                                                                 -----------
                                                                                                  23,719,106
                                                                                                 -----------
U.S. TREASURY BONDS -- 7.3%
 U.S.Treasury Bonds...............     Treasury            10.38%       11/05/09        3,800      4,845,988
                                                                                                 -----------
MUNICIPAL BONDS -- 0.2%
 Alaska Housing Series G..........     Aaa/AAA             10.55%        1/15/18          110        108,488
                                                                                                 -----------
COLLATERALIZED MORTGAGE OBLIGATION -- 12.5%
 Standard Credit Card Master Tr...     Aaa/AAA              7.85%        2/07/02        2,500      2,664,500
 NationsBank Credit Card Master...     Aaa/AAA              6.45%        4/15/03        2,700      2,749,186
 Merrill Lynch Mtg Inv. Inc. .....     Aaa/AAA              6.85%        4/15/12           16         16,434
 Discover Credit Card Trust.......     Aaa/AAA              7.85%       11/20/98        2,700      2,833,380
                                                                                                 -----------
                                                                                                   8,263,500
                                                                                                 -----------
U.S. GOVERNMENT AGENCY NOTES -- 7.0%
 FNCX. Pool #303528...............     Treasury             6.00%        8/01/01        2,491      2,461,742
 Federal National Mortgage
   Association Pool #131579.......     Treasury             6.50%        7/01/04          240        231,770
 Federal National Mortgage
   Association Pool #286087.......     Treasury             8.00%        6/01/24          872        894,218
 Federal Home Loan Mortgage Corp.
   Pool #160034...................     Treasury             8.50%       12/01/07           76         78,750
 Federal Home Loan Mortgage Corp.
   Pool #549837...................     Treasury             8.00%        7/01/10          241        245,406

---------------
See Notes to Financial Statements.

                                      MOODY'S/S&P                                    PRINCIPAL
                                        RATINGS                       MATURITY        AMOUNT        VALUE
           DESCRIPTION                (UNAUDITED)        RATE           DATE           (000)      (NOTE 2)
----------------------------------    -----------     -----------    -----------     ---------   -----------
U.S. GOVERNMENT AGENCY NOTES -- (CONTINUED)
 Federal Home Loan Mortgage Corp.
   Pool #284343...................     Treasury             8.00%       12/01/16      $    17    $    17,227
 Federal Home Loan Mortgage Corp.
   Pool #297505...................     Treasury             8.00%        6/01/17           25         25,327
 Government National Mortgage
   Assoc. Pool #136688............     Treasury            10.00%        9/15/15           38         41,779
 Government National Mortgage
   Assoc. Pool #166744............     Treasury            10.00%        7/15/16          361        398,893
 Government National Mortgage
   Assoc. Pool #209480............     Treasury            10.00%        7/15/17           81         89,483
 Government National Mortgage
   Assoc. Pool #227082............     Treasury            10.00%        8/15/17          115        126,636
                                                                                                 -----------
                                                                                                   4,611,231
                                                                                                 -----------
TOTAL INVESTMENTS -- 98.3%
 (COST $65,110,819)...............                                                                65,162,688
Other Assets in excess of Liabilities -- 1.7%                                                      1,126,887
                                                                                                 -----------
NET ASSETS -- 100.0%..............                                                               $66,289,575
                                                                                                 ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
February 29, 1996
--------------------------------------------------------------------------------

ASSETS:
  Investments in securities at value (cost $65,110,819)................   $65,162,688
  Cash.................................................................        85,452
  Contribution receivable..............................................       164,227
  Interest receivable..................................................       930,804
  Deferred organization costs and prepaid expenses.....................        39,209
                                                                          -----------
Total assets...........................................................    66,382,380
                                                                          -----------
LIABILITIES:
  Withdrawal payable...................................................        46,142
  Accrued accounting fees..............................................         5,113
  Accrued audit fees...................................................        15,666
  Accrued custody fees.................................................         2,118
  Accrued legal fees...................................................         6,049
  Other accrued expenses...............................................        17,717
                                                                          -----------
Total liabilities......................................................        92,805
                                                                          -----------
NET ASSETS.............................................................   $66,289,575
                                                                          ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --

INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Statement of Operations
For the year ended February 29, 1996
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Interest................................................                 $3,989,704
                                                                           ----------
                                                                            3,989,704
                                                                           ----------
EXPENSES:
  Advisory fees...........................................      269,136
  Administration fees.....................................       30,769
  Fund accounting fees and expenses.......................       44,790
  Custodian fees and expenses.............................       12,697
  Audit fees..............................................       17,687
  Legal fees..............................................       16,094
  Amortization of organization costs......................       13,691
  Insurance expense.......................................        1,266
  Trustees fees...........................................        3,499
                                                             ----------
                                                                409,629
  Less: Fee waivers and expense reimbursements............     (299,905)      109,724
                                                             ----------    ----------
Net Investment Income.....................................                  3,879,980
                                                                           ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain on securities transactions............                  2,336,008
  Net change in unrealized depreciation on investments....                   (247,652)
                                                                           ----------
Net Gain on Investments...................................                  2,088,356
                                                                           ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS......                 $5,968,336
                                                                           ==========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------
Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                             INVESTMENT GRADE BOND
                                                                   PORTFOLIO
                                                          ---------------------------
                                                          FOR THE YEAR   FOR THE YEAR
                                                             ENDED          ENDED
                                                          FEBRUARY 29,   FEBRUARY 28,
                                                              1996           1995
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $ 3,879,980    $ 4,061,925
  Net realized gain (loss) on securities transactions....   2,336,008     (4,166,543)
  Net change in unrealized appreciation/depreciation on
    investments..........................................    (247,652)     1,011,785
                                                          -----------    -----------
  Net increase in net assets resulting from operations...   5,968,336        907,167
                                                          -----------    -----------
Trust Share Transactions:
  Contributions..........................................  21,358,278      4,879,443
  Withdrawals............................................ (18,755,421)   (25,317,238)
                                                          -----------    -----------
  Net increase (decrease) in net assets resulting from
    Trust share transactions.............................   2,602,857    (20,437,795)
                                                          -----------    -----------
Total Increase (Decrease)................................   8,571,193    (19,530,628)
NET ASSETS:
  Beginning of year......................................  57,718,382     77,249,010
                                                          -----------    -----------
  End of year............................................ $66,289,575    $57,718,382
                                                          ===========    ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Master Investment Trust, Series I (the "Trust"), a Delaware business trust, is registered under the Investment Company Act of 1940 as amended (the "Act"), as an open-end management investment company. At February 29, 1996, the Trust consisted of four portfolios. The accompanying financial statements and notes are those of the Investment Grade Bond Portfolio (the "Portfolio") only.

    The investment objective of the Portfolio is to obtain interest income and capital appreciation by investing in investment grade intermediate and longer term bonds, including corporate and governmental fixed income obligations and mortgaged backed securities.

    Bank of America National Trust and Savings Association ("Bank of America"), a wholly owned subsidiary of BankAmerica Corporation, serves as the Portfolio's investment adviser. Concord Holding Corporation ("Concord") serves as the Portfolio's administrator through BISYS Fund Services (Ireland) Ltd., a wholly owned subsidiary of Concord. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Portfolio in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    Portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the date of valuation, or if none is available, at the mean between the current quoted bid and asked prices on the date of valuation. The Portfolio may use an independent pricing service, approved by the Board of Trustees, to value certain of their securities. Such prices reflect market values which may be established through the use of electronic data processing techniques and matrix systems. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Trustees. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days until maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

B) SECURITIES TRANSACTIONS AND
   INVESTMENT INCOME:

    Securities transactions are accounted for on a trade date basis. Realized gains and losses on securities transactions are determined on the identified cost basis. Interest income is accrued daily.

C) EXPENSES:

    Expenses directly attributable to the Portfolio are charged to the Portfolio while Trust expenses attributable to more than one portfolio of the Trust and general Trust expenses are allocated among the respective portfolios of the Trust.

D) FEDERAL INCOME TAXES:

    The Portfolio will be treated as a partnership for federal income tax purposes. As such, each investor in the Portfolio will be taxed on its share of that Portfolio's ordinary income and capital gains. It is intended that the Portfolio will be managed in such a way that an investor will be able to satisfy the requirements of the Internal Revenue Code applicable to regulated investment companies.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Portfolio has an Investment Advisory Agreement with Bank of America and an Administration Agreement with Concord.

    As Adviser, Bank of America is responsible for managing the investment of the assets of the Portfolio in conformity with the stated objectives and policies of the Portfolio. For its services, Bank of America is entitled to a fee, accrued daily and paid monthly, at an annual rate of 0.45% of the average daily net assets of the Portfolio. For the year ended February 29, 1996, Bank of America waived its entire fee as Adviser.

    As Administrator, Concord assists in supervising the operations of the Portfolio. For its services, Concord is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.05% of the Portfolio's average daily net assets. For the year ended February 29, 1996, Concord waived its entire fee as Administrator.

    For services provided to all four of the portfolios constituting the Trust, each Trustee receives an annual fee of $1,500 and a meeting fee of $500. For the year ended February 29, 1996, the Portfolio incurred legal expenses of $16,094, which were earned by a law firm, a partner of which serves as Secretary of the Trust. Certain officers of the Trust are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- PURCHASES AND SALES OF SECURITIES

    The following table summarizes the securities transactions effected by the Port-folio, excluding short-term securities, for the year ended February 29, 1996:

                              PURCHASES          SALES
                             ------------     -----------
U.S. Government
 Securities..............    $ 32,171,911     $38,550,500
Other Securities.........      69,941,871      59,104,968
                             ------------     -----------
                             $102,113,782     $97,655,468
                             ============     ===========

    At February 29, 1996, the cost of securities of the Portfolio for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly net unrealized appreciation of investments amounted to $51,869 consisting of gross unrealized appreciation of $618,210 and gross unrealized depreciation of $566,341.

NOTE 5 -- CONCENTRATION OF
          CREDIT RISK

    The Portfolio had the following concentrations by industry sector at February 29, 1996 (as a percentage of total investments):

U.S. Treasury Notes............    36.4%
Medium Term Notes..............    17.8%
U.S. Treasury Bonds............     7.4%
Collateralized Mortgage
  Obligation...................    12.7%
U.S. Government Agency Notes...     7.1%
Commercial Paper Discount......     2.7%
Corporate Obligations..........    15.7%
Municipal Bonds................     0.2%
                                   -----
                                  100.0%
                                   =====

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                                               FOR THE          YEAR          PERIOD
                                              YEAR ENDED       ENDED          ENDED
                                             FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                 1996           1995          1994*
                                             ------------   ------------   ------------
Ratio of expenses to average net
  assets**.................................      0.18%          0.25%       0.41%***
Ratio of net investment income to average
  net assets**.............................      6.47%          6.22%       4.93%***
Portfolio Turnover.........................       172%           240%         32%

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994.

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.50% for the periods ended February 29, 1996, February 28, 1995 and February 28, 1994 (annualized) respectively.

*** Annualized.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Trustees
and Investors of
Master Investment Trust, Series I

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the supplementary data present fairly, in all material respects, the financial position of Master Investment Trust, Series
I -- Investment Grade Bond Portfolio (the "Portfolio") at February 29, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and its supplementary data for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and supplementary data (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at February 29, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
April 25, 1996

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Assets and Liabilities (in thousands)
February 29, 1996
--------------------------------------------------------------------------------

                                                ASSET
                                              ALLOCATION   BLUE CHIP
                                                 FUND        FUND      BOND FUND
                                              ----------   ---------   ---------
ASSETS:
  Investment in Master Investment Trust,
    Series I -- Asset Allocation Portfolio,
    Blue Chip Portfolio and Investment Grade
    Bond Portfolio, at value................ $  158,592    $206,344   $  47,100
  Receivable from Administrator.............         --          --           5
  Deferred organization costs, prepaid
    expenses and other receivables..........         32          36          32
                                             ----------    --------   ---------
Total assets................................    158,624     206,380      47,137
                                             ----------    --------   ---------
LIABILITIES:
  Administration fees payable...............         36          48          11
  Accrued shareholder service fees..........         32          41          10
  Accrued reports to shareholders expense...         24          21          23
  Accrued legal fees........................         15          14          14
  Accrued audit fees........................         12          11          12
  Other accrued expenses....................         20          25           5
                                             ----------    --------   ---------
Total liabilities...........................        139         160          75
                                             ----------    --------   ---------
NET ASSETS.................................. $  158,485    $206,220   $  47,062
                                             ==========    ========   =========
Shares Outstanding (no par value, unlimited
  number of shares authorized).............. 10,592,206   9,778,995   4,330,357
                                             ==========   =========   =========
NET ASSET VALUE, OFFERING PRICE AND
  REDEMPTION PRICE PER SHARE................     $14.96      $21.09      $10.87
                                                 ======      ======      ======

COMPOSITION OF NET ASSETS:
  Paid-in capital........................... $  140,369   $ 159,992   $  48,907
  Accumulated net realized gains (losses)...      3,491       5,844      (1,988)
  Undistributed net investment income.......         --         479          --
  Net unrealized appreciation on
    investments.............................     14,625      39,905         143
                                             ----------   ---------   ---------
NET ASSETS, FEBRUARY 29, 1996............... $  158,485   $ 206,220   $  47,062
                                             ==========   =========   =========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Operations (in thousands)
For the year ended February 29, 1996
--------------------------------------------------------------------------------

                                                                      ASSET
                                                                    ALLOCATION    BLUE CHIP
                                                                       FUND         FUND       BOND FUND
                                                                    ----------    ---------    ---------
INVESTMENT INCOME:
 Investment Income from Master Investment Trust, Series
   I -- Asset Allocation Portfolio, Blue Chip Portfolio and
   Investment Grade Bond Portfolio, respectively:
   Interest......................................................   $   4,524     $    363     $   3,460
   Dividends.....................................................       1,781        4,084            --
                                                                    ---------     --------     ---------
                                                                        6,305        4,447         3,460
                                                                    ---------     --------     ---------
EXPENSES.........................................................       1,123        1,603           360
 Less: Fee waivers and expense reimbursements....................        (726)      (1,077)         (259)
                                                                    ---------     --------     ---------
                                                                          397          526           101
                                                                    ---------     --------     ---------
Net Investment Income from Master Investment Trust, Series I --
 Asset Allocation Portfolio, Blue Chip Portfolio and Investment
 Grade Bond Portfolio, respectively..............................       5,908        3,921         3,359
                                                                    ---------     --------     ---------
EXPENSES:
 Administration fees.............................................         443          521           150
 Shareholder service fees........................................         382          449           129
 Custodian fees and expenses.....................................          46           54            16
 Reports to shareholders expense.................................          37           37            37
 Legal fees......................................................          33           36            36
 Audit fees......................................................          18           24            19
 Registration fees and expenses..................................          19           22            14
 Insurance expense...............................................          12           13             5
 Trustees fees...................................................          10           10             6
 Amortization of organization costs..............................           8            8             6
 Other operating expenses........................................          31            5            33
                                                                    ---------     --------     ---------
                                                                        1,039        1,179           451
 Less: Fee waivers and expense reimbursements....................          --           --           (62)
                                                                    ---------     --------     ---------
                                                                        1,039        1,179           389
                                                                    ---------     --------     ---------
Net Investment Income............................................       4,869        2,742         2,970
                                                                    ---------     --------     ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS FROM
 MASTER INVESTMENT TRUST, SERIES I -- ASSET ALLOCATION PORTFOLIO,
 BLUE CHIP PORTFOLIO AND INVESTMENT GRADE BOND PORTFOLIO,
 RESPECTIVELY
 Net realized gain on securities transactions....................      18,289       19,935         2,153
 Net change in unrealized appreciation (depreciation) on
   investments...................................................       7,580       28,575          (139)
                                                                    ---------     --------     ---------
Net Gain on Investments from Master Investment Trust, Series I --
 Asset Allocation Portfolio, Blue Chip Portfolio and Investment
 Grade Bond Portfolio, respectively..............................      25,869       48,510         2,014
                                                                    ---------     --------     ---------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.............   $  30,738     $ 51,252     $   4,984
                                                                    =========     ========     =========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (in thousands)
--------------------------------------------------------------------------------

                                                               ASSET ALLOCATION FUND
                                                            ----------------------------
                                                              FOR THE         FOR THE
                                                             YEAR ENDED      YEAR ENDED
                                                            FEBRUARY 29,    FEBRUARY 28,
                                                                1996            1995
                                                            ------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income..................................     $  4,869        $  5,133
  Net realized gain (loss) on securities transactions....       18,289          (4,691)
  Net change in unrealized appreciation of investments...        7,580           5,672
                                                              --------        --------
  Net increase in net assets resulting from operations...       30,738           6,114
                                                              --------        --------
Dividends and Distributions to Shareholders:
  Dividends to shareholders from net investment
    income...............................................       (4,869)         (5,133)
  Distributions to shareholders from net realized
    gains................................................      (10,103)         (6,328)
                                                              --------        --------
Total Dividends and Distributions to Shareholders........      (14,972)        (11,461)
                                                              --------        --------
Fund Share Transactions:
  Net proceeds from shares subscribed....................       14,252          21,409
  Net asset value of shares issued to shareholders in
    reinvestment of dividends............................       14,972          11,461
  Shares redeemed........................................      (31,637)        (39,346)
                                                              --------        --------
  Net decrease in net assets resulting from Fund share
    transactions.........................................       (2,413)         (6,476)
                                                              --------        --------
Total Increase (Decrease)................................       13,353         (11,823)
NET ASSETS:
  Beginning of year......................................      145,132         156,955
                                                              --------        --------
  End of year............................................     $158,485        $145,132
                                                              ========        ========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (in thousands) (continued)
--------------------------------------------------------------------------------

                                                                   BLUE CHIP FUND
                                                            ----------------------------
                                                              FOR THE         FOR THE
                                                             YEAR ENDED      YEAR ENDED
                                                            FEBRUARY 29,    FEBRUARY 28,
                                                                1996            1995
                                                            ------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income..................................     $  2,742        $  2,319
  Net realized gain on securities transactions...........       19,935             421
  Net change in unrealized appreciation of investments...       28,575           7,514
                                                              --------        --------
  Net increase in net assets resulting from operations...       51,252          10,254
                                                              --------        --------
Dividends and Distributions to Shareholders:
  Dividends to shareholders from net investment income...       (2,736)         (2,156)
  Distributions to shareholders from net realized
    gains................................................      (14,510)        (10,537)
                                                              --------        --------
Total Dividends and Distributions to Shareholders........      (17,246)        (12,693)
                                                              --------        --------
Fund Share Transactions:
  Net proceeds from shares subscribed....................       34,754          35,008
  Net asset value of shares issued to shareholders in
    reinvestment of dividends............................       17,246          12,693
  Shares redeemed........................................      (31,053)        (26,911)
                                                              --------        --------
  Net increase in net assets resulting from Fund share
    transactions.........................................       20,947          20,790
                                                              --------        --------
Total Increase...........................................       54,953          18,351
NET ASSETS:
  Beginning of year......................................      151,267         132,916
                                                              --------        --------
  End of year (including undistributed net investment
    income of $479,371 and $473,208, respectively).......     $206,220        $151,267
                                                              ========        ========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (in thousands) (continued)
--------------------------------------------------------------------------------

                                                                     BOND FUND
                                                            ----------------------------
                                                              FOR THE         FOR THE
                                                             YEAR ENDED      YEAR ENDED
                                                            FEBRUARY 29,    FEBRUARY 28,
                                                                1996            1995
                                                            ------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income..................................     $  2,970        $  3,613
  Net realized gain (loss) on securities transactions....        2,153          (4,130)
  Net change in unrealized appreciation (depreciation) of
    investments..........................................         (139)            991
                                                              --------        --------
  Net increase in net assets resulting from operations...        4,984             474
                                                              --------        --------
Dividends and Distributions to Shareholders:
  Dividends to shareholders from net investment
    income...............................................       (2,970)         (3,613)
  Distributions to shareholders from net realized
    gains................................................           --            (369)
                                                              --------        --------
Total Dividends and Distributions to Shareholders........       (2,970)         (3,982)
                                                              --------        --------
Fund Share Transactions:
  Net proceeds from shares subscribed....................        3,242           5,341
  Net asset value of shares issued to shareholders in
    reinvestment of dividends............................        2,970           3,982
  Shares redeemed........................................      (16,954)        (26,798)
                                                              --------        --------
  Net decrease in net assets resulting from Fund share
    transactions.........................................      (10,742)        (17,475)
                                                              --------        --------
Total Decrease...........................................       (8,728)        (20,983)
NET ASSETS:
  Beginning of year......................................       55,790          76,773
                                                              --------        --------
  End of year............................................     $ 47,062        $ 55,790
                                                              ========        ========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Seafirst Retirement Funds (the "Company"), a Delaware business trust, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At February 29, 1996, the Company consisted of three funds -- the Asset Allocation Fund, the Blue Chip Fund and the Bond Fund (collectively, the "SRF Funds").

    The SRF Funds seek to achieve their investment objective by investing substantially all of their assets in the corresponding Portfolios that have the same investment objectives as those of the Funds. The value of each SRF Fund's investment in each Portfolio included in the accompanying statements of assets and liabilities reflects each SRF Fund's proportionate beneficial interest in the net assets of that Portfolio. At February 29, 1996, the SRF Funds held proportionate interests in the corresponding Portfolios in the following amounts:

Asset Allocation Fund.......................................................    87.6%
Blue Chip Fund..............................................................    74.9%
Bond Fund...................................................................    71.1%

    The financial statements of each Portfolio, including their portfolio of investments, are included elsewhere within this report and should be read in conjunction with each SRF Fund's financial statements.

    Seattle-First National Bank ("Seafirst") serves as the Company's administrator and Concord Financial Group, Inc. (the "Distributor"), a wholly owned subsidiary of Concord Holding Corp. ("Concord"), serves as the distributor of the Company's shares.

    Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the SRF Funds in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) INVESTMENT INCOME, EXPENSES AND REALIZED AND UNREALIZED GAINS AND LOSSES:

    The SRF Funds record their proportionate share of the investment income, expenses and realized and unrealized gains and losses recorded by the corresponding Portfolio on a daily basis. The investment income, expenses and realized and unrealized gains and losses are allocated daily to investors in each Portfolio based upon their investments in each Portfolio.

Such investments are adjusted on a daily basis. The valuation of securities by the Portfolios is discussed in Note 2 to the financial statements of the Portfolios.

B) FEDERAL INCOME TAXES:

    It is the policy of the SRF Funds to meet the requirements of the Internal Revenue Code (the "Code") applicable to regulated investment companies and to distribute substantially all of their taxable income to shareholders. Therefore, no federal income tax provision is required.

C) DIVIDENDS AND DISTRIBUTIONS:

    The SRF Funds declare dividends to shareholders of record on the day of declaration from net investment income. Such dividends are paid quarterly by the Blue Chip Fund and monthly by the Asset Allocation Fund and the Bond Fund. Net realized gains, if any, will be distributed at least annually. However, to the extent that net realized gains of an SRF Fund can be reduced by capital loss carryovers, such gains will not be distributed. Dividends and distributions are recorded on the ex-dividend date.

    The amounts of dividends from net investment income and of distributions from net realized gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions to shareholders which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or net distributions in excess of net realized gains. To the extent they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of capital.

D) OTHER:

    The SRF Funds incurred certain costs in connection with their organization. Such costs have been deferred and are being amortized on a straight-line basis over five years.

    Expenses directly attributable to each SRF Fund are charged to that SRF Fund, while Company expenses attributed to more than one SRF Fund of the Company are allocated among the respective SRF Funds.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The SRF Funds have an Administration Agreement with Seafirst and a Distribution Agreement with the Distributor. In addition, Seafirst has entered into a Sub-Administration Agreement with Concord.

    As Administrator, Seafirst assists in supervising the operations of the SRF Funds. For its services, Seafirst is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.29% of each SRF Fund's average daily net assets. As Sub-Administrator, Concord has agreed to provide officers and certain administrative and compliance monitoring services to the SRF Funds. For its services, Concord is entitled to a fee, from Seafirst, at an annual rate of 0.06% of each SRF Fund's average daily net assets. The Distributor is not entitled to a fee under the Distribution Agreement.

    Seafirst has agreed to waive fees payable to it to the extent any SRF Fund's expenses exceed an annual rate of 0.95% of average daily net assets. For the year ended February 29, 1996, Seafirst waived $61,604 of fees of the Bond Fund so the Fund could meet this expense limitation.

    The SRF Funds have adopted a Shareholder Service Plan (the "Plan") under which the SRF Funds pays for non-distribution shareholder servicing expenses incurred in connection with shares of the Funds. Under the Plan, payments by the SRF Funds may not exceed an annual rate of 0.25% of each Fund's average daily net assets. For the year ended February 29, 1996, the SRF Funds paid the following amounts to Seafirst in connection with the Plan:

Asset Allocation Fund....................................................   $ 381,675
Blue Chip Fund...........................................................     448,869
Bond Fund................................................................     129,465

    For services provided to all three of the SRF Funds constituting the Company, each Trustee receives an annual fee of $4,000. For the year ended February 29, 1996 the SRF Funds incurred the following legal charges which were earned by a law firm, a partner of which serves as Secretary of the Company:

Asset Allocation..........................................................   $ 33,176
Blue Chip Fund............................................................     35,603
Bond Fund.................................................................     35,980

    Certain officers of the Company are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- CAPITAL SHARE TRANSACTIONS

    Transactions in shares of the SRF Funds for the year ended February 29, 1996 are summarized below:

                                                  ASSET
                                                ALLOCATION    BLUE CHIP        BOND
                                                ----------    ----------    ----------
Shares subscribed............................      977,718     1,773,483       300,687
Shares issued to shareholders in reinvestment
  of dividends...............................    1,016,950       862,906       275,066
Shares redeemed..............................   (2,171,336)   (1,575,254)   (1,570,679)
                                                ----------    ----------    ----------
Net increase (decrease)......................     (176,668)    1,061,135      (994,926)
                                                ==========    ==========    ==========

    Transactions in shares of the SRF Funds for the year ended February 28, 1995 are summarized below:

                                                  ASSET
                                                ALLOCATION    BLUE CHIP        BOND
                                                ----------    ----------    ----------
Shares subscribed............................    1,590,550     2,042,409       500,832
Shares issued to shareholders in reinvestment
  of dividends...............................      868,287       756,038       379,746
Shares redeemed..............................   (2,951,182)   (1,570,016)   (2,535,451)
                                                ----------    ----------    ----------
Net increase (decrease)......................     (492,345)    1,228,431    (1,654,873)
                                                ==========    ==========    ==========

NOTE 5 -- FEDERAL INCOME TAX STATUS

    The Bond Fund had $1,996,470 of capital loss carryovers which may be used to offset future realized gains on securities transactions to the extent provided for in the Code. Any such unused capital loss carryovers will expire as follows:

2001....................................................................   $1,996,470

    It is anticipated that no distributions of future net realized gains on investments will be made to shareholders until the capital loss carryovers are offset by net realized gains or expire.

SEAFIRST RETIREMENT FUNDS -- ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                          FOR THE PERIOD
                            YEAR                         FOR THE PERIOD    JAN. 1, 1993
                           ENDED                          DEC. 6, 1993       THROUGH            YEAR ENDED DECEMBER 31
                          FEB. 29,        YEAR ENDED        THROUGH          DEC. 5,        ------------------------------
                            1996         FEB. 28, 1995   FEB. 28, 1994       1993(1)        1992(1)     1991(1)    1990(1)
                          --------       -------------   --------------   --------------    --------    -------    -------
Net asset value per
 share, beginning of
 period.................  $ 13.48          $   13.94        $  13.86         $  12.99       $  12.75    $11.30     $11.47
                          -------          ---------        --------         --------       --------    ------     ------
Income from Operations:
 Net investment income..     0.47               0.46            0.05             0.43           0.46      0.56       0.62
 Net realized and
   unrealized gain
   (loss) on
   investments..........     2.49               0.12            0.08             0.87           0.24      1.45      (0.17)
                          -------          ---------        --------         --------       --------    ------     ------
Total income from
 investment
 operations.............     2.96               0.58            0.13             1.30           0.70      2.01       0.45
                          -------          ---------        --------         --------       --------    ------     ------
Less Dividends and
 Distributions:
 Dividends to
   shareholders from net
   investment income....    (0.47)             (0.46)          (0.05)           (0.43)         (0.46)    (0.56)     (0.62)
 Distributions to
   shareholders from
   capital gains........    (1.01)             (0.58)             --               --             --        --         --
                          -------          ---------        --------         --------       --------    ------     ------
Total dividends and
 distributions..........    (1.48)             (1.04)          (0.05)           (0.43)         (0.46)    (0.56)     (0.62)
                          -------          ---------        --------         --------       --------    ------     ------
Net asset value per
 share, end of period...  $ 14.96          $   13.48        $  13.94         $  13.86       $  12.99    $12.75     $11.30
                          =======          =========        ========         ========       =========   ======     ======
Total Return............    22.44 %             4.49%           0.94%**         10.15%**        5.62%    18.11%      4.21%
Ratios/Supplemental
 Data:
 Net assets, end of
   period (000).........  $158,485         $ 145,132        $156,955         $149,719       $106,822   $47,825    $23,608
Ratio of expenses to
 average net assets.....     0.94%*             0.78%*          0.95%+*          0.95%+         0.95%     0.95%      0.58%
Ratio of net investment
 income to average net
 assets.................     3.19%*             3.40%*          2.64%+*          3.47%+         3.68%     4.72%      5.58%
Portfolio turnover
 rate...................       NA                 NA              NA               79%           171%      124%       121%

---------------

 * Reflects the Fund's proportionate share of the Portfolio's expenses and fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.48%, 0.60%, and 0.69% (annualized) for the periods ended February 29, 1996, February 28, 1995, and February 28, 1994, respectively.

 ** For the period indicated, not annualized.

 + Annualized.

(1) Represents activity of the Fund prior to its reorganization from the Asset Allocation Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.

NA -- Not applicable.

See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS -- BLUE CHIP FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                          FOR THE PERIOD
                            YEAR                         FOR THE PERIOD    JAN. 1, 1993
                           ENDED                          DEC. 6, 1993       THROUGH           YEAR ENDED DECEMBER 31,
                          FEB. 29,        YEAR ENDED        THROUGH          DEC. 5,        -----------------------------
                            1996         FEB. 28, 1995   FEB. 28, 1994       1993(1)        1992(1)    1991(1)    1990(1)
                          --------       -------------   --------------   --------------    -------    -------    -------
Net asset value per
 share, beginning of
 period.................  $ 17.35          $   17.75        $  17.34         $  15.65       $15.17     $12.68     $13.35
                          -------          ---------        --------         --------       ------     ------     ------
Income from Investment
 Operations:
 Net investment income..     0.31               0.28            0.05             0.29         0.30       0.33       0.44
 Net realized and
   unrealized gain
   (loss) on
   securities...........     5.35               0.88            0.37             1.69         0.48       2.49      (0.67)
                          -------          ---------        --------         --------       ------     ------     ------
Total income (loss) from
 investment
 operations.............     5.66               1.16            0.42             1.98         0.78       2.82      (0.23)
                          -------          ---------        --------         --------       ------     ------     ------
Less Dividends and
 Distributions:
 Dividends to
   shareholders from net
   investment income....    (0.31)             (0.26)          (0.01)           (0.29)       (0.30)     (0.33)     (0.44)
 Distributions to
   shareholders from
   capital gains........    (1.61)             (1.30)             --               --           --         --         --
                          -------          ---------        --------         --------       ------     ------     ------
Total dividends and
 distributions..........    (1.92)             (1.56)          (0.01)           (0.29)       (0.30)     (0.33)     (0.44)
                          -------          ---------        --------         --------       ------     ------     ------
Net asset value per
 share, end of period...  $ 21.09          $   17.35        $  17.75         $  17.34       $15.65     $15.17     $12.68
                          =======          =========        ========         ========       ======     ======     ======
Total Return............    33.37%              6.95%           2.42%**         12.74%**      5.16%     22.52%     (1.79)%
Ratios/Supplemental
 Data:
 Net assets, end of
   period (000).........  $206,220         $ 151,267        $132,916         $123,257       $96,206    $49,838    $24,727
 Ratio of expenses to
   average net assets...     0.95%*             0.82%*          0.95%+*          0.95%+       0.95%      0.95%      0.57%
 Ratio of net investment
   income to average net
   assets...............     1.53%*             1.64%*          1.28%+*          1.91%+       2.08%      2.37%      3.40%
Portfolio turnover
 rate...................       NA                 NA              NA                4%          27%        16%        22%

---------------

 * Reflects the Fund's proportionate share of the Portfolio's expenses and fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.59%, 0.80% and 0.93% (annualized) for the periods ended February 29, 1996, February 28, 1995, and February 28, 1994, respectively.

 ** For the period indicated, not annualized.

 + Annualized.

(1) Represents activity of the Fund prior to its reorganization from the Blue Chip Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.

NA -- Not applicable.

See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS -- BOND FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                            FOR THE PERIOD
                             YEAR                         FOR THE PERIOD     JAN. 1, 1993
                            ENDED                          DEC. 6, 1993        THROUGH          YEAR ENDED DECEMBER 31,
                           FEB. 29,        YEAR ENDED        THROUGH           DEC. 5,        ---------------------------
                             1996         FEB. 28, 1995   FEB. 28, 1994        1993(1)        1992(1)   1991(1)   1990(1)
                           --------       -------------   --------------    --------------    -------   -------   -------
Net asset value per
 share, beginning of
 period..................  $ 10.48           $ 11.00         $  11.14          $  10.99       $11.01    $10.40    $10.30
                           -------           -------         --------          --------       ------    ------    ------
Income from Investment
 Operations:
 Net investment income...     0.64              0.61             0.12              0.58         0.67      0.72      0.82
 Net realized and
   unrealized gain (loss)
   on securities.........     0.39             (0.46)           (0.14)             0.15        (0.02 )    0.61      0.10
                           -------           -------         --------          --------       ------    ------    ------
Total income (loss) from
 investment operations...     1.03              0.15            (0.02)             0.73         0.65      1.33      0.92
                           -------           -------         --------          --------       ------    ------    ------
Less Dividends and
 Distributions:
 Dividends to
   shareholders from net
   investment income.....    (0.64)            (0.61)           (0.12)            (0.58)       (0.67)    (0.72)    (0.82)
 Distributions to
   shareholders from
   capital gains.........       --             (0.06)              --                --           --        --        --
                           -------           -------         --------          --------       ------    ------    ------
Total dividends and
 distributions...........    (0.64)            (0.67)           (0.12)            (0.58)       (0.67)    (0.72)    (0.82)
                           -------           -------         --------          --------       ------    ------    ------
Net asset value per
 share, end of period....  $ 10.87           $ 10.48         $  11.00          $  11.14       $10.99    $11.01    $10.40
                           =======           =======         ========          ========       ======    ======    ======
Total Return.............     9.90%             1.57%           (0.23)%**          6.80%**      6.04%    13.28%     9.43%
Ratios/Supplemental Data:
 Net assets, end of
   period (000)..........  $47,062           $55,791         $ 76,773          $ 82,970       $73,826   $53,469   $9,445
 Ratio of expenses to
   average net assets....    0.95%*            0.83%*           0.95%+*           0.95%+       0.95%     0.66%     0.00%
 Ratio of net investment
   income to average net
   assets................    5.74%*           5.64%*            4.38%+*           5.60%+       6.15%     7.13%     8.31%
Portfolio turnover
 rate....................      NA               NA                NA                95%         154%      197%      113%

---------------

 * Reflects the Fund's proportionate share of the Portfolio's expenses and fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.61%, 0.58% and 0.84% (annualized) for the periods ended February 29, 1996, February 28, 1995, and February 28, 1994 respectively.

 ** For the period indicated, not annualized.

 + Annualized.

(1) Represents activity of the Fund prior to its reorganization from the Bond Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.

NA -- Not applicable.

See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Trustees
and Shareholders of
Seafirst Retirement Funds

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Asset Allocation Fund, the Blue Chip Fund, and the Bond Fund (constituting Seafirst Retirement Funds, hereafter referred to as the "Funds") at February 29, 1996, the results of each of their operations for the year then ended, the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as the "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial highlights for the period January 1, 1993 through December 5, 1993 and for each of the three years in the period ended December 31, 1992 were audited by other independent accountants whose report dated December 30, 1993 expressed an unqualified opinion on those financial highlights.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
April 25, 1996

--------------------------------------------------------------------------------
   FEDERAL INCOME TAX STATUS OF DIVIDENDS (UNAUDITED)

   -------------------------------------------------------------
   For the year ended February 29, 1996, the Asset Allocation Fund paid to shareholders $0.66265 per share from long-term capital gains.

   For the year ended February 29, 1996, the Blue Chip Fund paid to shareholders $1.1677 per share from long-term capital gains.
--------------------------------------------------------------------------------

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
February 29, 1996
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
                             -----------                                 ---------     ------------
COMMON STOCKS
AEROSPACE -- 0.9%
 Boeing Co. .........................................................       19,000     $  1,541,375
                                                                                       ------------
AIRLINES & FREIGHT -- 0.2%
 AMR Corp. ..........................................................        4,500          394,875
                                                                                       ------------
ALUMINIUM/STEEL -- 0.2%
 Worthington Industry Inc. ..........................................       20,000          430,000
                                                                                       ------------
AUTOMOTIVE -- 1.0%
 Echlin, Inc. .......................................................       12,300          416,663
 General Motors Corp. ...............................................       25,800        1,322,250
                                                                                       ------------
                                                                                          1,738,913
                                                                                       ------------
BANKS -- 3.3%
 Chase Manhattan Corp. ..............................................       10,000          745,000
 CitiCorp............................................................       32,400        2,527,200
 First Interstate BanCorp............................................        6,800        1,110,950
 Fleet Financial Group Inc. .........................................       41,000        1,686,125
                                                                                       ------------
                                                                                          6,069,275
                                                                                       ------------
BUSINESS EQUIPMENT/SERVICES -- 1.3%
 Cisco Systems.......................................................       24,600        1,168,500
 Hewlett Packard Co. ................................................       12,000        1,209,000
                                                                                       ------------
                                                                                          2,377,500
                                                                                       ------------
CHEMICALS -- 1.7%
 Corning, Inc. ......................................................       13,400          435,500
 Dow Chemical Co. ...................................................        4,000          321,000
 E.I. Du Pont de Nemours & Co. ......................................        9,700          742,050
 Monsanto Corp. .....................................................        6,300          848,138
 Sigma Adrich Corp. .................................................       11,900          681,275
                                                                                       ------------
                                                                                          3,027,963
                                                                                       ------------
CONSUMER CYCLICAL -- 0.5%
 Armstrong World Industries..........................................       15,200          891,100
                                                                                       ------------
CONSUMER STAPLES -- 5.6%
 Coca-Cola Co. ......................................................       23,400        1,889,550
 Conagra Inc. .......................................................       19,600          825,650
 Pepsico Inc. .......................................................       18,700        1,182,775
 Philip Morris Cos, Inc. ............................................       17,700        1,752,300
 Procter & Gamble Co. ...............................................       17,000        1,394,000
 Whitman Corp. ......................................................       27,600          641,700
 Ralston Purina Co. .................................................        7,800          522,600
 Sysco Corp. ........................................................       27,000          887,625
 Anheuser Busch Companies Inc. ......................................       14,900        1,003,888
                                                                                       ------------
                                                                                         10,100,088
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
                             -----------                                 ---------     ------------
COSMETICS & HOUSEHOLD PRODUCTS -- 1.2%
 Colgate-Palmolive Co. ..............................................        4,600     $    359,950
 Gillette Co. .......................................................       14,800          801,050
 Johnson & Johnson...................................................        4,000          374,000
 Newell Co. .........................................................       23,000          638,250
                                                                                       ------------
                                                                                          2,173,250
                                                                                       ------------
DIVERSIFIED MANUFACTURING -- 4.3%
 Alco Standard Corp. ................................................       53,000        2,510,875
 General Electric Co. ...............................................       49,000        3,699,500
 Illinois Tool Works, Inc. ..........................................       23,000        1,515,125
                                                                                       ------------
                                                                                          7,725,500
                                                                                       ------------
DRUGS BIOTECHNOLOGY -- 3.6%
 American Home Products Corp. .......................................       10,500        1,034,250
 Amgen, Inc. ........................................................       10,000          597,500
 Bristol-Meyers......................................................       15,800        1,344,975
 Lilly (Eli), and Co. ...............................................       19,800        1,197,900
 Medtronic Inc. .....................................................        8,100          464,738
 Pfizer Inc. ........................................................       16,600        1,093,525
 Schering Plough Corp. ..............................................       10,400          583,700
 Warner Lambert Co. .................................................        2,700          266,962
                                                                                       ------------
                                                                                          6,583,550
                                                                                       ------------
DRUG & HOSPITAL SUPPLIES -- 0.5%
 Baxter International, Inc. .........................................       21,200          969,900
                                                                                       ------------
ELECTRICAL & OTHER ELEC. EQUIPMENT -- 0.7%
 Emerson Electric Co. ...............................................       17,600        1,370,600
                                                                                       ------------
ELECTRIC UTILITIES -- 1.1%
 Central & Southwest Corp. ..........................................       30,500          846,375
 Duke Power Co. .....................................................       14,200          694,025
 Northern STS PWR Minnesota..........................................       10,300          507,275
                                                                                       ------------
                                                                                          2,047,675
                                                                                       ------------
ELECTRONIC COMPUTERS -- 1.9%
 Amp, Inc. ..........................................................       19,500          831,188
 Intel Corp. ........................................................       36,000        2,117,250
 Motorola, Inc. .....................................................       10,700          580,475
                                                                                       ------------
                                                                                          3,528,913
                                                                                       ------------
FINANCE SERVICES -- 3.1%
 American Express....................................................       45,000        2,070,000
 Dun & Bradstreet Corp. .............................................        3,300          208,725
 Household International Inc. .......................................       33,000        2,219,250
 Dean Witter.........................................................       20,200        1,085,750
                                                                                       ------------
                                                                                          5,583,725
                                                                                       ------------
FOREST PRODUCTS -- 0.2%
 Wayerhaeuser Co. ...................................................        9,500          402,563
                                                                                       ------------
GAS UTILITIES -- 0.7%
 Pacific Enterprises, Inc. ..........................................       36,200          968,350
 Eastern Enterprises.................................................       11,000          389,125
                                                                                       ------------
                                                                                          1,357,475
                                                                                       ------------
HEALTH CARE -- 1.6%
 Abbot Laboratories..................................................       27,000        1,127,250
 Merck & Co., Inc. ..................................................       18,200        1,205,750
 US Healthcare, Inc. ................................................       10,000          487,500
                                                                                       ------------
                                                                                          2,820,500
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
                             -----------                                 ---------     ------------
INDUSTRIAL INORGANIC CHEMICALS -- 0.4%
 Silicon Graphics....................................................       29,700     $    742,500
                                                                                       ------------
LEISURE -- 0.7%
 Walt Disney Co. ....................................................       11,300          740,150
 Hilton Hotels Corp. ................................................        3,900          365,625
 Mattel, Inc. .......................................................        5,600          186,200
                                                                                       ------------
                                                                                          1,291,975
                                                                                       ------------
LIFE INSURANCE -- 0.4%
 Chubb Corp. ........................................................        6,900          670,163
                                                                                       ------------
MACHINE EQUIPMENT -- 0.6%
 Deere & Co. ........................................................       26,500        1,036,813
                                                                                       ------------
MEDIA -- 1.1%
 Capital Cities/ABC, Inc. ...........................................        4,000          507,000
 Gannett, Inc. ......................................................        4,100          278,800
 McGraw Hill, Inc. ..................................................        4,700          410,663
 Time Warner, Inc. ..................................................        9,600          410,400
 Tribune Co. New.....................................................        6,300          420,525
                                                                                       ------------
                                                                                          2,027,388
                                                                                       ------------
MINING -- 0.3%
 Newmont Mining Corp. ...............................................        9,500          540,313
                                                                                       ------------
MULTI INDUSTRY -- 1.6%
 TRW Inc. ...........................................................       17,000        1,472,625
 Tyco Labs Inc. .....................................................       37,000        1,336,625
                                                                                       ------------
                                                                                          2,809,250
                                                                                       ------------
MULTI INSURANCE -- 1.7%
 American International Group........................................       12,750        1,231,969
 General Re Corp. ...................................................        5,500          791,312
 Providian Corp. ....................................................       21,800        1,008,250
                                                                                       ------------
                                                                                          3,031,531
                                                                                       ------------
OIL -- DOMESTIC & CRUDE -- 4.2%
 Amoco Corp. ........................................................        8,900          618,550
 Coastal Corp. ......................................................       27,300        1,003,275
 Exxon Corp. ........................................................       24,500        1,947,750
 Texaco Inc. ........................................................        9,000          717,750
 USX Marathon Group..................................................       41,800          773,300
 Mobil Corp. ........................................................        9,200        1,008,550
 Halliburton Co. ....................................................       17,500          960,313
 Schlumberger Ltd. ..................................................        8,900          648,588
                                                                                       ------------
                                                                                          7,678,076
                                                                                       ------------
PAPER & ALLIED PRODUCTS -- 0.4%
 Federal Paper Board Co., Inc. ......................................        4,800          256,200
 Mead Corp. .........................................................        9,000          450,000
                                                                                       ------------
                                                                                            706,200
                                                                                       ------------
PHOTOGRAPHIC EQUIPMENT & SUPPLIES -- 0.3%
 Eastman Kodak Co. ..................................................        6,900          493,350
RAILROADS -- 0.7%
 Union Pacific Corp. ................................................        9,600          633,600
 Burlington Northern Santa Fe C......................................        8,400          672,000
                                                                                       ------------
                                                                                          1,305,600
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
                             -----------                                 ---------     ------------
RESTAURANTS -- 0.4%
 McDonald's Corp. ...................................................       13,150     $    657,500
                                                                                       ------------
RETAIL -- 2.8%
 Home Depot Inc. ....................................................       24,000        1,038,000
 Nordstrom, Inc. ....................................................       14,600          658,825
 Price/Costco Inc. ..................................................       49,500          853,875
 Wal Mart Stores Inc. ...............................................       64,100        1,362,125
 May Dept. Stores Co. ...............................................       24,000        1,119,000
                                                                                       ------------
                                                                                          5,031,825
                                                                                       ------------
SOFTWARE SERVICES -- 1.7%
 Automatic Data Processing, Inc. ....................................       16,800          651,000
 Microsoft Corp. ....................................................       24,000        2,368,500
                                                                                       ------------
                                                                                          3,019,500
                                                                                       ------------
TECHNOLOGY -- 1.5%
 International Business Machines.....................................       16,000        1,962,000
 National Semiconductor Corp. .......................................       44,700          698,440
                                                                                       ------------
                                                                                          2,660,440
                                                                                       ------------
TELEPHONE -- 3.4%
 AT&T................................................................       32,800        2,086,900
 Bellsouth Corp. ....................................................       17,200          685,850
 GTE Corp. ..........................................................       29,500        1,264,813
 MCI Communications Corp. ...........................................       24,500          716,625
 SBC Communications Corp. ...........................................       21,700        1,190,787
 Tele-Communications, Inc. ..........................................        8,300          174,300
                                                                                       ------------
                                                                                          6,119,275
                                                                                       ------------
TIRE AND RUBBER -- 0.1%
 Cooper Tire and Rubber Co...........................................       11,100          281,660
                                                                                       ------------
Total Common Stocks -- 55.9%
 (cost $84,556,256)..................................................                   101,238,092
                                                                                       ------------

                                                                          PRINCIPAL
                                                             MATURITY      AMOUNT        VALUE
                  DESCRIPTION                       RATE       DATE         (000)       (NOTE 2)
------------------------------------------------    -----    ---------    ---------   ------------
U.S. GOVERNMENT OBLIGATIONS
U.S. TREASURY BONDS -- 6.5%
 U.S. Treasury Bond.............................    10.38%    11/15/12    $   8,800   $ 11,669,855
                                                                                      ------------
U.S. TREASURY NOTES -- 8.4%
 U.S. Treasury Note.............................     5.75%     8/15/03        6,400      6,300,671
 U.S. Treasury Note.............................     7.88%    11/15/04        8,000      8,930,478
                                                                                      ------------
                                                                                        15,231,149
                                                                                      ------------
TOTAL U.S. GOVERNMENT OBLIGATIONS -- 14.9%
 (cost $27,291,693).............................                                        26,901,004
                                                                                      ------------
U.S. GOVERNMENT AGENCY OBLIGATIONS -- 10.0%
 Federal Home Loan Mortgage Corporation
   Pool #G10304.................................     6.50%     4/01/09          946        937,478
 Federal Home Loan Mortgage Corporation
   Pool #E60891.................................     6.50%     7/01/10        3,343      3,311,369
 Federal Home Loan Mortgage Corporation
   Pool #297505.................................     8.00%     6/01/17           17         17,148
 Federal Home Loan Mortgage Corporation
   Pool #53301..................................    10.50%     4/01/19           35         38,110
 Federal Home Loan Mortgage Corporation
   Pool #544066.................................     8.00%    12/01/19           17         16,880
 FNCI 6.5%TBA...................................     6.50%     3/15/11        5,000      4,950,000

---------------
See Notes to Financial Statements.

                                                                          PRINCIPAL
                                                             MATURITY      AMOUNT        VALUE
                  DESCRIPTION                       RATE       DATE         (000)       (NOTE 2)
                  -----------                       -----    ---------    ---------   ------------
U.S. GOVERNMENT AGENCY OBLIGATIONS -- (CONTINUED)
 FGLMC Pool #D67963.............................     6.50%     1/01/26    $   9,100   $  8,787,188
 Government National Mortgage Association
   Pool #146301.................................    10.00%     2/15/16           98        108,237
                                                                                      ------------
Total U.S. Government Agency Obligations
 (cost $18,454,981).............................                                        18,166,410
                                                                                      ------------
TAXABLE MUNICIPAL BONDS -- 0.5%
ALASKA --
 Alaska State, Housing Finance Authority, Series
   G............................................    10.55%     1/15/18          115        113,419
                                                                                      ------------
ILLINOIS --
 Cook County, General Obligation Bond...........     5.00%    11/15/23          800        722,000
                                                                                      ------------
Total Taxable Municipal Bonds
 (cost $836,299)................................                                           835,419
                                                                                      ------------
CORPORATE OBLIGATIONS -- 9.0%
CORPORATE BONDS -- 1.9%
 Hertz Corp. ...................................     6.00%     1/15/03        2,500      2,421,875
 Lehman Brothers................................     5.75%    11/15/98        1,000        981,250
                                                                                      ------------
                                                                                         3,403,125
                                                                                      ------------
MEDIUM TERM NOTES -- 7.1%
 Chrysler Finance Corp. ........................     5.48%     2/23/99        2,500      2,468,750
 Morgan Stanley Group...........................     5.63%     3/01/99        1,500      1,483,125
 Ford Motor Credit..............................     8.38%     1/15/00        3,000      3,217,500
 International Lease Finance....................     5.71%     2/01/00        1,600      1,570,000
 Province of Quebec.............................     7.98%     4/01/99        3,000      3,161,250
 Philip Morris..................................     8.75%     3/12/98        1,000      1,055,000
                                                                                      ------------
                                                                                        12,955,625
                                                                                      ------------
Total Corporate Obligations
 (cost $16,452,588).............................                                        16,358,750
                                                                                      ------------
COLLATERALIZED MORTGAGE OBLIGATIONS -- 5.4%
 Discover Credit Card Trust.....................     7.85%    11/20/98        3,000      3,148,200
 Prime Credit Card Master Trust.................     7.05%    12/15/97        3,000      3,071,089
 NationsBank Credit Card Master.................     6.45%     4/15/03        3,500      3,563,760
 Merrill Lynch & Co. ...........................     6.85%     4/15/12            8          7,734
                                                                                      ------------
Total Collateralized Mortgage Obligations
 (cost $9,733,978)..............................                                         9,790,783
                                                                                      ------------
COMMERCIAL PAPER DISCOUNT -- 3.9%
 Brown Forman...................................     5.50%     3/01/96        3,500      3,500,000
 Merrill Lynch..................................     5.47%     3/01/96        3,500      3,500,000
                                                                                      ------------
Total Commercial Paper Discount
 (cost $7,000,000)                                                                       7,000,000
                                                                                      ------------
TOTAL INVESTMENTS -- 99.6%
 (COST $164,325,795)............................                                       180,290,458
Other Assets In Excess Of Liabilities -- 0.4%...                                           763,956
                                                                                      ------------
NET ASSETS -- 100%..............................                                      $181,054,414
                                                                                      ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
February 29, 1996
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
                             -----------                                 ---------     ------------
COMMON STOCKS
AEROSPACE/DEFENSE -- 2.5%
 Lockheed Martin Corp. ..............................................       38,500     $  2,935,625
 General Dynamics Corp. .............................................       28,700        1,711,238
 Rockwell Intl., Corp. ..............................................       38,600        2,200,200
                                                                                       ------------
                                                                                          6,847,063
                                                                                       ------------
AIRLINES & FREIGHT -- 0.4%
 AMR Corp. ..........................................................       11,800        1,035,450
                                                                                       ------------
APPAREL/TEXTILE -- 0.5%
 Nike, Inc. .........................................................       19,800        1,284,525
                                                                                       ------------
AUTOMOTIVE -- 2.7%
 Chrysler Corp. .....................................................       55,600        3,134,450
 Goodyear Tire & Rubber Co. .........................................       53,500        2,541,250
 Johnson Controls, Inc. .............................................       23,500        1,686,125
                                                                                       ------------
                                                                                          7,361,825
                                                                                       ------------
BANKS -- 7.6%
 Citicorp............................................................       78,900        6,154,200
 First Interstate Bancorp............................................       18,500        3,022,438
 First Union Corp. ..................................................       47,000        2,843,500
 Bank Of Boston Inc. ................................................       78,400        3,812,200
 Bank Of New York Inc. ..............................................       65,400        3,392,625
 Nations Bank Corporation............................................       23,200        1,711,000
                                                                                       ------------
                                                                                         20,935,963
                                                                                       ------------
BUILDING RELATED/APPLIANCE -- 0.5%
 Fleetwood Enterprises...............................................       46,700        1,255,063
                                                                                       ------------
BUSINESS EQUIPMENT/SERVICES -- 2.6%
 Cisco Systems.......................................................       69,900        3,320,250
 Hewlett Packard Co. ................................................       37,400        3,768,050
                                                                                       ------------
                                                                                          7,088,300
                                                                                       ------------
CHEMICALS -- 3.2%
 Eastman Chemical Co. ...............................................       35,700        2,570,400
 Morton International,Inc. ..........................................       31,600        1,196,850
 E.I. Du Pont De Nemours & Co. ......................................       29,500        2,256,750
 Monsanto Corp. .....................................................       20,000        2,692,500
                                                                                       ------------
                                                                                          8,716,500
                                                                                       ------------
CONSUMER STAPLES -- 7.8%
 Coca-Cola Co. ......................................................       54,400        4,392,800
 Conagra Inc. .......................................................       54,800        2,308,450
 Pepsico Inc. .......................................................      105,700        6,685,525
 Philip Morris Cos, Inc. ............................................       57,900        5,732,100
 Sara Lee Corp. .....................................................       70,300        2,275,963
                                                                                       ------------
                                                                                         21,394,838
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
                            -------------                                ---------     ------------
COSMETICS & HOUSEHOLD PRODUCTS -- 4.6%
 Johnson & Johnson...................................................       42,700     $  3,992,450
 Newell Co. .........................................................       59,200        1,642,800
 Bay Networks........................................................       25,300        1,027,813
 Clorox Co. .........................................................       21,200        1,796,700
 Avon Products Inc. .................................................       26,300        2,113,863
 Premark Intl., Inc. ................................................       38,500        2,016,437
                                                                                       ------------
                                                                                         12,590,063
                                                                                       ------------
DIVERSIFIED MANUFACTURING -- 3.7%
 General Electric Co. ...............................................       72,300        5,458,650
 United Technologies Corp. ..........................................       44,600        4,794,500
                                                                                       ------------
                                                                                         10,253,150
                                                                                       ------------
DRUGS BIOTECHNOLOGY -- 5.5%
 Medronic Inc. ......................................................       47,200        2,708,100
 Bristol-Meyers......................................................       52,800        4,494,600
 Schering Plough Corp. ..............................................       63,400        3,558,325
 Pfizer, Inc. .......................................................       64,600        4,255,525
                                                                                       ------------
                                                                                         15,016,550
                                                                                       ------------
ELECTRIC UTILITIES -- 3.5%
 Unicom Corp. .......................................................       75,300        2,409,600
 FPL Group, Inc. ....................................................       41,300        1,843,013
 General Public Utilities Corp. .....................................       80,800        2,696,700
 DTE Energy Co. .....................................................       78,400        2,793,000
                                                                                       ------------
                                                                                          9,742,313
                                                                                       ------------
ELECTRICAL & OTHER ELEC EQUIPMENT -- 0.5%
 Applied Materials, Inc. ............................................       35,100        1,254,825
                                                                                       ------------
ELECTRONIC COMPUTERS -- 3.3%
 Intel Corp. ........................................................       37,600        2,211,350
 Compaq Computer Corp. ..............................................       42,600        2,156,625
 Oracle Corp. .......................................................       57,900        3,010,800
 Sun Microsystems Inc. ..............................................       29,500        1,548,750
                                                                                       ------------
                                                                                          8,927,525
                                                                                       ------------
ENERGY RELATED -- 0.9%
 Halliburton Co. ....................................................       44,200        2,425,475
                                                                                       ------------
ENTERTAINMENT -- 0.4%
 King World Productions, Inc. Ltd....................................       26,500        1,109,688
                                                                                       ------------
FINANCIAL SERVICES -- 1.1%
 Travelers Group.....................................................       44,800        2,996,000
                                                                                       ------------
FOODS -- 1.2%
 Campbell Soup Co. ..................................................       53,200        3,285,100
                                                                                       ------------
FOREST PRODUCTS -- 1.5%
 Bemis Co. Inc. .....................................................       37,800        1,157,625
 Kimberly-Clark Corp. ...............................................       40,400        3,085,550
                                                                                       ------------
                                                                                          4,243,175
                                                                                       ------------
GAS UTILITIES -- 0.9%
 Pacific Enterprises, Inc. ..........................................       93,800        2,509,150
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
                            -------------                                ---------     ------------
HEALTH CARE -- 1.6%
 Merck & Co., Inc. ..................................................       64,700     $  4,286,375
                                                                                       ------------
HOSPITAL MANAGEMENT -- 1.2%
 Columbia Healthcare Corp. ..........................................       24,400        1,335,900
 United Healthcare Corp. ............................................       30,000        1,957,500
                                                                                       ------------
                                                                                          3,293,400
                                                                                       ------------
HOSPITAL SUPPLY -- 0.8%
 Becton Dickinson & Co. .............................................       28,400        2,328,800
                                                                                       ------------
INDUSTRIAL SERVICES -- 0.6%
 Fluor Corp. ........................................................       26,600        1,785,525
                                                                                       ------------
INSURANCE -- 1.6%
 Aetna Life & Casualty Co. ..........................................        8,100          612,562
 Allstate............................................................       64,497        2,765,309
 ITT Hartford Group Inc. ............................................       21,400        1,102,100
                                                                                       ------------
                                                                                          4,479,971
                                                                                       ------------
INTERNATIONAL OIL -- 3.3%
 Atlantic Richfield Co. .............................................       20,300        2,222,850
 Mobil Corp. ........................................................       61,700        6,763,863
                                                                                       ------------
                                                                                          8,986,713
                                                                                       ------------
LEISURE -- 0.9%
 Walt Disney Co. ....................................................       38,400        2,515,200
                                                                                       ------------
MACHINERY -- 0.7%
 Ingersoll Rand Co. .................................................       49,400        2,019,225
                                                                                       ------------
MEDIA -- 1.6%
 Capital Cities/ABC, Inc. ...........................................       23,900        3,029,325
 Gannett, Inc. ......................................................       22,400        1,523,200
                                                                                       ------------
                                                                                          4,552,525
                                                                                       ------------
METALS -- 1.4%
 Nucor Corp. ........................................................       36,600        1,971,825
 Phelps Dodge Corp. .................................................       30,800        1,882,650
                                                                                       ------------
                                                                                          3,854,475
                                                                                       ------------
MULTI INDUSTRY -- 2.0%
 Textron.............................................................       25,300        1,992,375
 Honeywell Inc. .....................................................       65,900        3,492,700
                                                                                       ------------
                                                                                          5,485,075
                                                                                       ------------
MULTI INSURANCE -- 1.1%
 Providian Corp. ....................................................       69,100        3,195,875
                                                                                       ------------
OIL - DOMESTIC & CRUDE -- 3.0%
 Exxon Corp. ........................................................       57,600        4,579,200
 Amoco Corp. ........................................................       53,200        3,697,400
                                                                                       ------------
                                                                                          8,276,600
                                                                                       ------------
PETROLEUM REFINING -- 1.4%
 Royal Dutch Petroleum Co. ..........................................       27,600        3,801,900
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
                            -------------                                ---------     ------------
PROPERTY CASUALTY INSURANCE -- 0.6%
 Safeco. Corp. ......................................................       50,500     $  1,830,625
                                                                                       ------------
PUBLISHING -- 0.6%
 New York Times Co. .................................................       63,800        1,754,500
                                                                                       ------------
RAIL/TRUCKING FREIGHT -- 1.3%
 Norfolk Southern Corp. .............................................       42,800        3,488,200
                                                                                       ------------
RESTAURANTS/LODGING -- 1.7%
 McDonald's Corp. ...................................................       38,500        1,925,000
 Marriott International Inc. ........................................       30,900        1,517,963
 ITT Corp. ..........................................................       21,400        1,292,025
                                                                                       ------------
                                                                                          4,734,988
                                                                                       ------------
RETAIL -- 3.9%
 Home Depot, Inc. ...................................................       52,400        2,266,300
 Sears Roebuck & Co. ................................................      104,700        4,750,762
 Gap, Inc. ..........................................................       67,500        3,619,688
                                                                                       ------------
                                                                                         10,636,750
                                                                                       ------------
RETAIL FOOD & DRUG -- 1.0%
 American Stores Co. ................................................       98,500        2,868,813
                                                                                       ------------
SECURITIES, BROKERS & DEALERS -- 1.0%
 Dean Witter.........................................................       52,500        2,821,875
                                                                                       ------------
SOFTWARE SERVICES -- 1.6%
 Microsoft Inc. .....................................................       45,900        4,529,756
                                                                                       ------------
TECHNOLOGY -- 2.8%
 International Business Machines.....................................       39,900        4,892,738
 National Semiconductor Corp. .......................................       56,400          881,250
 Harris Corp. .......................................................       16,800        1,117,200
 Texas Instruments Inc. .............................................       18,600          927,675
                                                                                       ------------
                                                                                          7,818,863
                                                                                       ------------
TELEPHONE -- 7.0%
 AT & T..............................................................       67,900        4,320,138
 Bellsouth Corp. ....................................................      120,200        4,792,975
 GTE Corp. ..........................................................       76,400        3,275,650
 Nynex Corp. ........................................................       59,800        3,079,700
 Ameritech Corp. ....................................................       65,600        3,780,200
                                                                                       ------------
                                                                                         19,248,663
                                                                                       ------------
TELEPHONE & TELEGRAPH APPARATUS -- 1.2%
 Sprint Corp. .......................................................       75,700        3,255,100
                                                                                       ------------
Total Common Stocks -- 98.8%
 (cost $225,698,360 )................................................                   272,122,328
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                          PRINCIPAL
                                                                           AMOUNT        VALUE
                             DESCRIPTION                                    (000)       (NOTE 2)
                            -------------                                 ---------   ------------
U.S. GOVERNMENT OBLIGATIONS -- 3.0%
 U.S. Treasury Bill 4.62%.............................................      2,230     $  2,222,273
 U.S. Treasury Bill 4.57%.............................................        805          802,241
 U.S. Treasury Bill 4.57%.............................................        795          792,275
 U.S. Treasury Bill 4.73%.............................................        306          304,633
 U.S. Treasury Bill 4.74%.............................................        370          366,840
 U.S. Treasury Bill 4.80%.............................................        460          456,072
 U.S. Treasury Bill 4.86%.............................................      1,503        1,490,164
 U.S. Treasury Bill 4.87%.............................................        347          344,037
 U.S. Treasury Bill 4.88%.............................................        349          346,020
 U.S. Treasury Bill 4.79%.............................................      1,211        1,200,657
                                                                                      ------------
Total U.S. Government Obligations
 (cost $8,326,185)....................................................                   8,325,212
                                                                                      ------------
TOTAL INVESTMENTS -- 101.8%                                                           $280,447,540
 (COST $234,024,545)
Other Liabilities In Excess Of Assets -- (1.8)%                                         (4,925,266)
                                                                                      ------------
NET ASSETS -- 100%....................................................                $275,522,274
                                                                                      ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
February 29, 1996
--------------------------------------------------------------------------------

                                      S&P/MOODY'S                                    PRINCIPAL
                                        RATINGS                       MATURITY        AMOUNT        VALUE
           DESCRIPTION                (UNAUDITED)        RATE           DATE           (000)      (NOTE 2)
----------------------------------    -----------     -----------    -----------     ---------   -----------
CORPORATE OBLIGATIONS -- 15.4%
 Household International BV.......     AB/A                 5.25%       10/15/98      $ 2,000    $ 1,970,000
 MCI Communications Corp. ........     A2/A-                6.25%        3/23/99        2,000      2,017,500
 American Brands..................     A2/A                 7.50%        5/15/99        1,000      1,038,750
 Ford Motor Credit................     A1/A+                9.50%        4/15/00        2,500      2,790,625
 Hertz Corp. .....................     AB/A                 6.00%        1/15/03        2,500      2,421,875
                                                                                                 -----------
                                                                                                  10,238,750
                                                                                                 -----------
COMMERCIAL PAPER DISCOUNT -- 2.6%
 Brown Forman.....................     A-1/P-1              5.50%        3/01/96        1,760      1,760,000
                                                                                                 -----------
MEDIUM TERM NOTES -- 17.5%
 Chrysler Financial Corp. ........     AB/A-                6.60%        8/03/98        2,000      2,027,500
 International Lease Finance......     A2/A+                6.27%        2/10/99        2,500      2,515,625
 Morgan Stanley Group.............     A1/A+                5.63%        3/01/99        2,000      1,977,500
 General Motors Acceptance
   Corp. .........................     A3/A-                7.38%        5/26/99        2,000      2,072,500
 Associates Corp. ................     Aa3/AA-              6.35%        6/29/00        3,000      3,022,500
                                                                                                 -----------
                                                                                                  11,615,625
                                                                                                 -----------
U.S. TREASURY NOTES -- 35.8%
 U.S. Treasury Notes..............     Treasury             5.13%       11/30/98        7,900      7,816,812
 U.S. Treasury Notes..............     Treasury             6.88%        8/31/99        2,000      2,079,380
 U.S. Treasury Notes..............     Treasury             7.75%       11/30/99        3,500      3,744,650
 U.S. Treasury Notes..............     Treasury             7.75%        1/31/00        2,500      2,680,175
 U.S. Treasury Notes..............     Treasury             5.63%       11/30/00        1,500      1,491,210
 U.S. Treasury Notes..............     Treasury             5.75%        8/15/03        6,000      5,906,879
                                                                                                 -----------
                                                                                                  23,719,106
                                                                                                 -----------
U.S. TREASURY BONDS -- 7.3%
 U.S.Treasury Bonds...............     Treasury            10.38%       11/05/09        3,800      4,845,988
                                                                                                 -----------
MUNICIPAL BONDS -- 0.2%
 Alaska Housing Series G..........     Aaa/AAA             10.55%        1/15/18          110        108,488
                                                                                                 -----------
COLLATERALIZED MORTGAGE OBLIGATION -- 12.5%
 Standard Credit Card Master
   Trust..........................     Aaa/AAA              7.85%        2/07/02        2,500      2,664,500
 NationsBank Credit Card Master
   Trust..........................     Aaa/AAA              6.45%        4/15/03        2,700      2,749,186
 Merrill Lynch Mtg Inv. Inc. .....     Aaa/AAA              6.85%        4/15/12           16         16,434
 Discover Credit Card Trust.......     Aaa/AAA              7.85%       11/20/98        2,700      2,833,380
                                                                                                 -----------
                                                                                                   8,263,500
                                                                                                 -----------
U.S. GOVERNMENT AGENCY NOTES -- 7.0%
 FNCX. Pool #303528...............     Treasury             6.00%        8/01/01        2,491      2,461,742
 Federal National Mortgage
   Association Pool #131579.......     Treasury             6.50%        7/01/04          240        231,770
 Federal National Mortgage
   Association Pool #286087.......     Treasury             8.00%        6/01/24          872        894,218
 Federal Home Loan Mortgage Corp.
   Pool #160034...................     Treasury              8.5%       12/01/07           76         78,750

---------------
See Notes to Financial Statements.

                                      S&P/MOODY'S                                    PRINCIPAL
                                        RATINGS                       MATURITY        AMOUNT        VALUE
           DESCRIPTION                (UNAUDITED)        RATE           DATE           (000)      (NOTE 2)
----------------------------------    -----------     -----------    -----------     ---------   -----------
U.S. GOVERNMENT AGENCY NOTES -- (CONTINUED)
 Federal Home Loan Mortgage Corp.
   Pool #549837...................     Treasury              8.0%        7/01/10      $   241    $   245,406
 Federal Home Loan Mortgage Corp.
   Pool #284343...................     Treasury              8.0%       12/01/16           17         17,227
 Federal Home Loan Mortgage Corp.
   Pool #297505...................     Treasury              8.0%        6/01/17           25         25,327
 Government National Mortgage
   Assoc. Pool #136688............     Treasury            10.00%        9/15/15           38         41,779
 Government National Mortgage
   Assoc. Pool #166744............     Treasury            10.00%        7/15/16          361        398,893
 Government National Mortgage
   Assoc. Pool #209480............     Treasury            10.00%        7/15/17           81         89,483
 Government National Mortgage
   Assoc. Pool #227082............     Treasury            10.00%        8/15/17          115        126,636
                                                                                                 -----------
                                                                                                   4,611,231
                                                                                                 -----------
TOTAL INVESTMENTS -- 98.3%
 (COST $65,110,819)...............                                                                65,162,688
Other Assets in excess of Liabilities -- 1.7%                                                      1,126,887
                                                                                                 -----------
NET ASSETS -- 100.0%..............                                                               $66,289,575
                                                                                                 ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
February 29, 1996
--------------------------------------------------------------------------------

                                              ASSET                      INVESTMENT
                                            ALLOCATION     BLUE CHIP     GRADE BOND
                                            PORTFOLIO      PORTFOLIO      PORTFOLIO
                                           ------------   ------------   -----------
ASSETS:
  Investments in securities at value
    (cost
    $164,325,795, $234,024,545 and
    $65,110,819 respectively)............  $180,290,458   $280,447,540   $65,162,688
  Cash...................................        66,207         36,086        85,452
  Receivable for investment securities
    sold.................................     5,307,998             --            --
  Contribution receivable................       262,293      1,441,870       164,227
  Dividends receivable...................       243,397        603,862            --
  Interest receivable....................       870,288             --       930,804
  Deferred organization costs and prepaid
    expenses.............................        41,137         42,390        39,209
                                           ------------   ------------   -----------
Total assets.............................   187,081,778    282,571,748    66,382,380
                                           ------------   ------------   -----------
LIABILITIES:
  Withdrawal payable.....................       200,358        147,114        46,142
  Payable for investment securities
    purchased............................     5,731,750      6,761,140            --
  Advisor fees payable...................        37,278         75,382            --
  Administration fees payable............         3,384          5,024            --
  Accrued accounting fees................        15,596         17,633         5,113
  Accrued audit fees.....................        16,095         15,958        15,666
  Accrued custody fees...................         5,303          6,624         2,118
  Accrued legal fees.....................         6,868          6,707         6,049
  Other accrued expenses.................        10,732         13,892        17,717
                                           ------------   ------------   -----------
Total liabilities........................     6,027,364      7,049,474        92,805
                                           ------------   ------------   -----------
NET ASSETS...............................  $181,054,414   $275,522,274   $66,289,575
                                           ============   ============   ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Operations
For the year ended February 29, 1996
--------------------------------------------------------------------------------

                                                 ASSET                      INVESTMENT
                                              ALLOCATION      BLUE CHIP     GRADE BOND
                                               PORTFOLIO      PORTFOLIO     PORTFOLIO
                                              -----------    -----------    ----------
INVESTMENT INCOME:
  Interest.................................   $ 4,919,733    $   427,131    $3,989,704
  Dividends................................     1,936,890      4,764,288            --
                                              -----------    -----------    ----------
                                                6,856,623      5,191,419     3,989,704
                                              -----------    -----------    ----------
EXPENSES:
  Advisory fees............................       913,660      1,574,388       269,135
  Administration fees......................        83,060        104,889        30,769
  Fund accounting fees and expenses........       122,609        134,230        44,790
  Custodian fees and expenses..............        30,446         38,672        12,697
  Audit fees...............................        22,305         18,423        17,687
  Legal fees...............................        17,976         12,848        16,094
  Amortization of organization costs.......        13,692         13,615        13,691
  Insurance expense........................         3,637          4,704         1,266
  Trustees fees............................         3,500          3,500         3,500
  Other operating expenses.................         5,835             --            --
                                              -----------    -----------    ----------
                                                1,216,720      1,905,269       409,629
  Less: Fee waivers and expense
    reimbursements.........................      (785,750)    (1,242,250)     (299,905)
                                              -----------    -----------    ----------
                                                  430,970        663,019       109,724
                                              -----------    -----------    ----------
Net Investment Income......................     6,425,653      4,528,400     3,879,980
                                              -----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain on securities
    transactions...........................    19,223,012     21,310,546     2,336,008
  Net change in unrealized appreciation
    (depreciation) on investments..........     8,662,241     34,689,746      (247,652)
                                              -----------    -----------    ----------
Net Gain on Investments....................    27,885,253     56,000,292     2,088,356
                                              -----------    -----------    ----------
NET INCREASE IN NET ASSETS RESULTING
  FROM OPERATIONS..........................   $34,310,906    $60,528,692    $5,968,336
                                              ===========    ===========    ==========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                          ASSET ALLOCATION PORTFOLIO
                                                          ---------------------------
                                                            FOR THE        FOR THE
                                                           YEAR ENDED     YEAR ENDED
                                                          FEBRUARY 29,   FEBRUARY 28,
                                                              1996           1995
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $  6,425,653   $  6,185,598
  Net realized gain (loss) on securities transactions....   19,223,012     (4,776,038)
  Net change in unrealized appreciation/depreciation on
    investments..........................................    8,662,241      5,934,051
                                                          ------------   ------------
  Net increase in net assets resulting from operations...   34,310,906      7,343,611
                                                          ------------   ------------
Trust Share Transactions:
  Contributions..........................................   31,372,458     18,683,561
  Withdrawals............................................  (35,499,213)   (32,967,230)
                                                          ------------   ------------
  Net decrease in net assets resulting from Trust share
    transactions.........................................   (4,126,755)   (14,283,669)
                                                          ------------   ------------
Total Increase (Decrease)................................   30,184,151     (6,940,058)
NET ASSETS:
  Beginning of year......................................  150,870,263    157,810,321
                                                          ------------   ------------
  End of year............................................ $181,054,414   $150,870,263
                                                          ============   ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (continued)
--------------------------------------------------------------------------------

                                                              BLUE CHIP PORTFOLIO
                                                          ---------------------------
                                                            FOR THE        FOR THE
                                                           YEAR ENDED     YEAR ENDED
                                                          FEBRUARY 29,   FEBRUARY 28,
                                                              1996           1995
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $  4,528,400   $  3,333,204
  Net realized gain on securities transactions...........   21,310,546        373,340
  Net change in unrealized appreciation/depreciation on
    investments..........................................   34,689,746      7,922,681
                                                          ------------   ------------
  Net increase in net assets resulting from operations...   60,528,692     11,629,225
                                                          ------------   ------------
Trust Share Transactions:
  Contributions..........................................   96,776,148     33,341,186
  Withdrawals............................................  (39,120,232)   (21,900,310)
                                                          ------------   ------------
  Net increase in net assets resulting from Trust share
    transactions.........................................   57,655,916     11,440,876
                                                          ------------   ------------
Total Increase...........................................  118,184,608     23,070,101
NET ASSETS
  Beginning of year......................................  157,337,666    134,267,565
                                                          ------------   ------------
  End of year............................................ $275,522,274   $157,337,666
                                                          ============   ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (continued)
--------------------------------------------------------------------------------

                                                             INVESTMENT GRADE BOND
                                                                   PORTFOLIO
                                                          ---------------------------
                                                          FOR THE YEAR   FOR THE YEAR
                                                             ENDED          ENDED
                                                          FEBRUARY 29,   FEBRUARY 28,
                                                              1996           1995
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $ 3,879,980    $ 4,061,925
  Net realized gain (loss) on securities transactions....   2,336,008     (4,166,543)
  Net change in unrealized appreciation/depreciation on
    investments..........................................    (247,652)     1,011,785
                                                          -----------    -----------
  Net increase in net assets resulting from operations...   5,968,336        907,167
                                                          -----------    -----------
Trust Share Transactions:
  Contributions..........................................  21,358,278      4,879,443
  Withdrawals............................................ (18,755,421)   (25,317,238)
                                                          -----------    -----------
  Net increase(decrease) in net assets resulting from
    Trust share transactions.............................   2,602,857    (20,437,795)
                                                          -----------    -----------
Total Increase (Decrease)................................   8,571,193    (19,530,628)
NET ASSETS:
  Beginning of year......................................  57,718,382     77,249,010
                                                          -----------    -----------
  End of year............................................ $66,289,575    $57,718,382
                                                          ===========    ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Master Investment Trust, Series I (the "Trust"), a Delaware business trust, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At February 29, 1996 the Trust consisted of four portfolios. The accompanying financial statements and notes are those of the Blue Chip Portfolio (the "Blue Chip Portfolio"), Investment Grade Bond Portfolio, (the "Bond Portfolio") and Asset Allocation Portfolio (the "Asset Allocation Portfolio") (collectively the "Portfolios") only.

    The investment objective of the Blue Chip Portfolio is long-term capital appreciation through investments in blue chip stocks. The investment objective of the Investment Grade Bond Portfolio is to obtain interest income and capital appreciation by investing in investment grade intermediate and longer return bonds, including corporate and governmental fixed income obligations and mortgage-backed securities. The investment objective of the Asset Allocation Portfolio is to obtain long term growth from capital appreciation and dividend and interest income. The Asset Allocation Portfolio seeks to achieve its objective by actively allocating investments among the three major asset categories: bonds, equity securities and cash equivalents.

    Bank of America National Trust and Savings Association ("Bank of America"), a wholly owned subsidiary of BankAmerica Corporation, serves as the Portfolios' Investment Adviser. Concord Holding Corporation ("Concord") serves as the Portfolios' Administrator through BISYS Fund Services (Ireland) Ltd., a wholly owned subsidiary of Concord.

    Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc., ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Portfolios in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    Portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the date of valuation or, if none is available, at the mean between the current quoted bid and asked prices on the date of valuation. Securities that are primarily traded on the NASDAQ national securities market are valued at the last reported sales price on the date of valuation or, if none is available, at the last quoted bid price on the date of valuation. The Portfolio may use an independent pricing service, approved by the Board of Trustees, to value certain of its securities. Such prices reflect market values which may be established through the use of electronic data processing techniques and matrix systems. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Trustees. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days until maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:

    Securities transactions are accounted for on a trade date basis. Realized gains and losses on securities transactions are determined on the identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily. Dividend income is recorded on the ex-dividend date.

C) EXPENSES:

    Expenses directly attributable to a Portfolio are charged to that Portfolio, while Trust expenses attributable to more than one portfolio of the Trust and general Trust expenses are allocated among the respective portfolios of the Trust.

D) FEDERAL INCOME TAXES:

    The Portfolios will be treated as partnerships for federal income tax purposes. As such, each investor in the Portfolios will be taxed on its share of the Portfolio's ordinary income and capital gains. It is intended that the Portfolios will be managed in such a way that an investor will be able to satisfy the requirements of the Internal Revenue Code applicable to regulated investment companies.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Portfolios have an Investment Advisory Agreement with Bank of America and an Administration Agreement with Concord.

    As Adviser, Bank of America is responsible for managing the investment of the assets of the Portfolio in conformity with the stated objectives and policies of the Portfolios. For its services, Bank of America is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.55%, 0.75% and 0.45% of the average daily net assets of the Asset Allocation Portfolio, Blue Chip Portfolio and Bond Portfolio, respectively. For the year ended February 29, 1996, Bank of America waived the following fees as Adviser for each Portfolio.

Asset Allocation........................................................   $  720,259
Blue Chip...............................................................   $1,164,328
Bond....................................................................   $  269,303

    As Administrator, Concord assists in supervising the operations of the Portfolios. For its services, Concord is entitled to a fee from each Portfolio accrued daily and payable monthly, at an annual rate of 0.05% of each of the Portfolio's average daily net assets. For the year ended February 29, 1996, Concord waived the following fees as Administrator for each Portfolio.

Asset Allocation..........................................................   $ 65,491
Blue Chip.................................................................   $ 77,922
Bond......................................................................   $ 30,602

    For services provided to all four of the portfolios constituting the Trust, each Trustee receives an annual fee of $1,500 and a meeting fee of $500. For the year ended February 29, 1996, the Asset Allocation Portfolio, Blue Chip Portfolio and Bond Portfolio incurred legal expenses of $17,976, $12,848 and $16,094, which were earned by a law firm, a partner of which serves as Secretary of the Trust. Certain officers of the Trust are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- SECURITIES TRANSACTIONS

    During the year ended February 29, 1996, each Portfolio purchased and sold portfolio securities, excluding short-term securities, in the following amounts:

                                                       PURCHASES         SALES
                                                      ------------    ------------
    ASSET ALLOCATION PORTFOLIO
    U.S. Government................................   $ 85,887,588    $ 85,359,727
    Other..........................................    161,276,120     160,698,929
                                                      ------------    ------------
    Total..........................................    247,163,708     246,058,656
                                                      ============    ============
    BLUE CHIP PORTFOLIO
    Total Common Stocks............................   $283,161,200    $219,320,666
                                                      ============    ============
    BOND PORTFOLIO
    U.S. Government................................   $ 32,171,911    $ 38,550,500
    Other..........................................     69,941,871      59,104,968
                                                      ------------    ------------
    Total..........................................    102,113,782      97,655,468
                                                      ============    ============

    At February 29, 1996, the cost of the securities of the Asset Allocation Portfolio, Blue Chip Portfolio and Bond Portfolio for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly net unrealized appreciation of investments amounted to $15,964,663, $46,422,995 and $51,869 respectively, consisting of gross unrealized appreciation of $18,488,324, $48,183,392 and $618,210, respectively, and gross unrealized depreciation of $2,523,661, $1,760,397 and $566,341, respectively.

NOTE 5 -- CONCENTRATION OF CREDIT RISK

    The Asset Allocation Portfolio had the following concentrations by industry sector at February 29, 1996 (as a percentage of total investments):

    U. S. Treasury Bonds...............................................     6.5%
    U. S. Treasury Notes...............................................     8.5
    U. S. Government Agency Obligations................................    10.1
    Taxable Municipal Bonds............................................     0.4
    Medium Term Notes..................................................     7.2
    Corporate Bonds....................................................     1.9
    Collateralized Mortgage Obligations................................     5.4
    Commercial Paper Discount..........................................     3.9
    Aerospace..........................................................     0.9
    Airlines & Freight.................................................     0.2
    Aluminium/Steel....................................................     0.2
    Automotive.........................................................     1.0
    Banks..............................................................     3.4

    Business Equipment/Services........................................     1.3
    Chemicals..........................................................     1.7
    Consumer Cyclical..................................................     0.5
    Consumer Staples...................................................     5.6
    Cosmetics & Household Products.....................................     1.2
    Diversified Manufacturing..........................................     4.3
    Drugs Biotechnology................................................     3.6
    Drug & Hospital Supplies...........................................     0.5
    Electrical & Other Electrical Equipment............................     0.8
    Electric Utilities.................................................     1.1
    Electronic Computers...............................................     1.9
    Finance Services...................................................     3.1
    Forest Products....................................................     0.2
    Gas Utilities......................................................     0.7
    Health Care........................................................     1.6
    Industrial Inorganic Chemicals.....................................     0.4
    Leisure............................................................     0.7
    Life Insurance.....................................................     0.4
    Machinery Equipment................................................     0.6
    Media..............................................................     1.1
    Mining.............................................................     0.3
    Multi Industry.....................................................     1.6
    Multi Insurance....................................................     1.7
    Oil -- Domestic & Crude............................................     4.2
    Paper and Allied products..........................................     0.4
    Photographic Equipment & Supplies..................................     0.3
    Railroads..........................................................     1.3
    Restaurants........................................................     0.4
    Retail.............................................................     2.2
    Software Services..................................................     1.7
    Technology.........................................................     1.5
    Telephone..........................................................     3.4
    Tire & Rubber......................................................     0.1
                                                                          -----
                                                                          100.0%
                                                                          =====

    The Bond Portfolio had the following concentrations by industry sector at February 29, 1996 (as a percentage of total investments):

    U.S. Treasury Notes................................................    36.4%
    Medium Term Notes..................................................    17.8
    U.S. Government Treasury Bonds.....................................     7.4
    Municipal Bonds....................................................     0.2
    Collateralized Mortgage Obligation.................................    12.7
    U.S. Government Agency Notes.......................................     7.1
    Commercial Paper Discount..........................................     2.7
    Corporate Obligations..............................................    15.7
                                                                          -----
                                                                          100.0%
                                                                          =====

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                                               FOR THE          YEAR          PERIOD
                                              YEAR ENDED       ENDED          ENDED
                                             FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                 1996           1995          1994*
                                             ------------   ------------   ------------
Ratio of expenses to average net
  assets**.................................      0.26%          0.17%       0.24%***
Ratio of net investment income to average
  net assets**.............................      3.87%          4.01%       3.35%***
Portfolio Turnover.........................       157%           142%         67%

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994.

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.47%, 0.60%, and 0.03% (annualized) for the periods ended February 29, 1996, February 28, 1995, and February 28, 1994, respectively.

*** Annualized.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                                               FOR THE          YEAR          PERIOD
                                              YEAR ENDED       ENDED          ENDED
                                             FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                 1996           1995          1994*
                                             ------------   ------------   ------------
Ratio of expenses to average net
  assets**.................................      0.31%          0.17%       0.27%***
Ratio of net investment income to average
  net assets**.............................      2.16%          2.30%       1.97%***
Portfolio Turnover.........................       108%            44%         86%

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994.

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.59%, 0.80% and 0.80% (annualized) for the periods ended February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

*** Annualized.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                                               FOR THE          YEAR          PERIOD
                                              YEAR ENDED       ENDED          ENDED
                                             FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                 1996           1995          1994*
                                             ------------   ------------   ------------
Ratio of expenses to average net
  assets**.................................      0.18%          0.25%       0.41%***
Ratio of net investment income to average
  net assets**.............................      6.47%          6.22%       4.93%***
Portfolio Turnover.........................       172%           240%         32%

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994.

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.50% for the periods ended February 29, 1996, February 28, 1995 and February 28, 1994 (annualized) respectively.

*** Annualized.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Report of Independent Accountants
--------------------------------------------------------------------------------

To the Trustees
and Investors of
Master Investment Trust, Series I

In our opinion, the accompanying statements of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the supplementary data present fairly, in all material respects, the financial position of Master Investment Trust, Series I -- Asset Allocation Portfolio, Blue Chip Portfolio and Investment Grade Bond Portfolio (the "Portfolios") at February 29, 1996, the results of each of their operations for the year then ended, the changes in each of their net assets and the supplementary data for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and supplementary data (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at February 29, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
April 25, 1996

PACIFIC HORIZON AGGRESSIVE GROWTH FUND
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMMON STOCKS -- 94.3%
AEROSPACE & DEFENSE -- 3.2%
 Remec, Inc.*........................................................      182,850     $  2,651,325
 Tracor, Inc. .......................................................      195,400        3,785,875
                                                                                       ------------
                                                                                          6,437,200
                                                                                       ------------
APPAREL -- 5.4%
 Kenneth Cole Productions, Inc. .....................................      170,000        3,315,000
 Quiksilver, Inc.*...................................................      111,000        2,608,500
 Tommy Hilfiger Corp. ...............................................       49,700        2,491,212
 Warnaco Group, Inc. ................................................       95,000        2,351,250
                                                                                       ------------
                                                                                         10,765,962
                                                                                       ------------
BIO-TECHNOLOGY -- 0.7%
 Genome Therapeutics Corp. ..........................................      149,700        1,366,012
                                                                                       ------------
COMMERCIAL SERVICES -- 9.0%
 Accustaff, Inc.*....................................................       70,000        1,627,500
 Career Horizons, Inc.*..............................................       74,000        2,580,750
 Equity Corp. International..........................................       80,000        2,470,000
 May & Speh, Inc. ...................................................       53,000          854,625
 NuCo2, Inc. ........................................................      113,000        2,938,000
 PMT Services, Inc.*.................................................       63,000        1,141,875
 Team Rental Group, Inc. ............................................      157,000        2,904,500
 Volt Information Sciences, Inc. ....................................       80,650        3,145,350
 Wackenhut Corrections Corp.*........................................       30,000          731,250
                                                                                       ------------
                                                                                         18,393,850
                                                                                       ------------
COMPUTERS, SOFTWARE & PERIPHERALS -- 5.7%
 Cimatron Ltd. ......................................................      154,100          914,969
 Computervision Corp. ...............................................      175,000        1,225,000
 Diamond Multimedia Systems, Inc. ...................................      198,300        1,859,063
 Egghead, Inc. ......................................................      233,500        1,926,375
 Gandalf Technologies, Inc. .........................................      150,000          984,375
 Komag, Inc. ........................................................      112,000        2,380,000
 OneWave, Inc. ......................................................       48,900          733,500
 PC Service Source, Inc. ............................................       64,000          896,000
 Spectrum Holobyte, Inc. ............................................      160,300          821,537
                                                                                       ------------
                                                                                         11,740,819
                                                                                       ------------
ENVIRONMENTAL & POLLUTION CONTROLS -- 6.0%
 Air & Water Technologies Corp.......................................      475,000        3,978,125
 Culligan Water Technologies*........................................       84,000        3,223,500
 Osmonics, Inc. .....................................................      120,800        2,355,600
 United States Filter Corp. .........................................      100,764        2,632,460
                                                                                       ------------
                                                                                         12,189,685
                                                                                       ------------
FINANCIAL SERVICES -- 5.3%
 Consumer Portfolio Services, Inc....................................      319,050        3,190,500
 First Merchants Acceptance Co. .....................................       74,000        1,415,250
 Imperial Credit Industries, Inc. ...................................       96,000        2,904,000
 SEI Corp. ..........................................................      157,000        3,355,875
                                                                                       ------------
                                                                                         10,865,625
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
FOOD & BEVERAGES -- 3.2%
 New York Bagel Enterprises..........................................       20,000     $    217,500
 Northland Cranberries, Inc. ........................................       95,000        3,420,000
 Unimark Group, Inc. ................................................      207,000        2,923,875
                                                                                       ------------
                                                                                          6,561,375
                                                                                       ------------
GAMING -- 1.3%
 Sodak Gaming, Inc. .................................................       51,050        2,654,600
                                                                                       ------------
HEALTHCARE PRODUCTS & SERVICES -- 6.4%
 Caremark International, Inc.........................................      100,000        2,487,500
 Emeritus Corp. .....................................................      119,950        2,159,100
 Envoy Corp. ........................................................      150,000        4,968,750
 Neopath, Inc. ......................................................       69,500        1,676,687
 Orthodontic Centers of America, Inc. ...............................       49,200        1,857,300
                                                                                       ------------
                                                                                         13,149,337
                                                                                       ------------
LEISURE, ENTERTAINMENT & RECREATION -- 6.0%
 Cinergi Pictures Entertainment, Inc.................................      176,500          353,000
 Family Golf Centers, Inc. ..........................................       87,950        2,605,519
 Gaylord Entertainment Co. ..........................................       63,000        1,543,500
 Iwerks Entertainment, Inc. .........................................      280,000        2,240,000
 Morrow Snowboards, Inc. ............................................      119,800        1,467,550
 WMS Industries, Inc. ...............................................      175,000        4,046,875
                                                                                       ------------
                                                                                         12,256,444
                                                                                       ------------
MEDIA-BROADCASTING -- 2.8%
 All American Communications, Class B................................      100,000          675,000
 Cablevision Systems Corp., Class A..................................       25,000        1,053,125
 Spelling Entertainment Group, Inc. .................................      125,000          875,000
 United International Holdings, Inc., Class A........................      228,250        3,138,437
                                                                                       ------------
                                                                                          5,741,562
                                                                                       ------------
OIL & GAS PRODUCTION & SERVICES -- 3.9%
 Aquila Gas Pipeline Corp. ..........................................      200,000        2,450,000
 ENSCO International, Inc. ..........................................      100,000        2,925,000
 Flores & Rucks, Inc. ...............................................       81,000        2,662,875
                                                                                       ------------
                                                                                          8,037,875
                                                                                       ------------
PHARMACEUTICALS -- 1.5%
 Alpharmaceuticals, Inc., Class A....................................       75,000        1,181,250
 SEQUUS Pharmaceuticals, Inc. .......................................      129,600        1,879,200
                                                                                       ------------
                                                                                          3,060,450
                                                                                       ------------
RESTAURANTS -- 4.1%
 Apple South, Inc. ..................................................       80,000        1,680,000
 Daka International, Inc. ...........................................      167,000        2,880,750
 Landry's Seafood Restaurants, Inc. .................................      137,000        3,784,625
                                                                                       ------------
                                                                                          8,345,375
                                                                                       ------------
RETAIL -- SPECIALTY STORES -- 4.7%
 Consolidated Stores Corp. ..........................................       87,700        3,332,600
 Petco Animal Supplies, Inc. ........................................      134,000        3,216,000
 West Coast Entertainment Corp. .....................................       74,200          612,150
 Wolverine World Wide, Inc. .........................................      103,500        2,496,938
                                                                                       ------------
                                                                                          9,657,688
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
SEMICONDUCTORS -- 6.7%
 Actel, Corp. .......................................................      170,000     $  2,720,000
 Dallas Semiconductor Corp. .........................................       75,000        1,425,000
 International Rectifier Corp. ......................................      165,000        3,155,625
 S3, Inc. ...........................................................      220,000        3,245,000
 Triquint Semiconductor Corp. .......................................      156,000        3,139,500
                                                                                       ------------
                                                                                         13,685,125
                                                                                       ------------
TELECOMMUNICATION EQUIPMENT -- 10.4%
 C-Cor Electronics, Inc. ............................................      195,000        3,022,500
 ECI Telecommunications Limited Designs..............................      170,000        3,506,250
 Gilat Satellite Networks............................................       75,000        1,471,875
 Harmonic Lightwaves, Inc. ..........................................      175,000        3,500,000
 Nice Systems Ltd. ADR...............................................      142,500        3,526,875
 Tadiran Ltd. .......................................................      105,800        2,697,900
 TSX Corp. ..........................................................      292,000        3,577,000
                                                                                       ------------
                                                                                         21,302,400
                                                                                       ------------
TELECOMMUNICATION SERVICES -- 5.8%
 American Paging, Inc. ..............................................      300,000        1,912,500
 Arch Communications Group, Inc. ....................................      140,000        1,907,500
 Brooks Fiber Properties, Inc. ......................................       64,300        1,929,000
 Millicom International Cellular, S.A. ..............................       45,000        1,788,750
 Teleport Communications Group, Inc. ................................      135,250        3,127,657
 United States Cellular Corp. .......................................       40,000        1,210,000
                                                                                       ------------
                                                                                         11,875,407
                                                                                       ------------
TOYS -- 1.0%
 Toy Biz, Inc., Class A..............................................      121,900        2,072,300
                                                                                       ------------
TRANSPORTATION -- 1.2%
 Airways Corp. ......................................................      150,000          918,750
 Mesaba Holdings, Inc. ..............................................      150,000        1,612,500
                                                                                       ------------
                                                                                          2,531,250
                                                                                       ------------
Total Common Stocks
 (cost $176,413,382).................................................                   192,690,341
                                                                                       ------------
WARRANTS -- 0.0%
 Sound Advice+*......................................................           15                0
                                                                                       ------------
Total Warrants (cost $0).............................................                             0
                                                                                       ------------
TOTAL INVESTMENTS
 (COST $176,413,383) (a) -- 94.3%
                                                                                        192,690,341
Other assets in excess of liabilities -- 5.7%........................                    11,685,342
                                                                                       ------------
NET ASSETS -- 100.0%.................................................                  $204,375,683
                                                                                       ============

---------------

Percentages indicated are based on net assets of $204,375,683.

(a) Represents cost for federal income tax purposes and differs from value by net unrealized appreciation of securities as follows:

            Unrealized appreciation.................................   $ 33,906,461
            Unrealized depreciation.................................    (17,629,503)
                                                                       ------------
            Net unrealized appreciation.............................   $ 16,276,958
                                                                       ============

* Non-income producing security.
+ Fair value as determined by the Board of Directors.

ADR -- American Depositary Receipt.

                       See Notes to Financial Statements.

PACIFIC HORIZON AGGRESSIVE GROWTH FUND
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

ASSETS:
  Investment in securities, at value (cost $176,413,383)..............  $192,690,341
  Cash................................................................    26,385,378
  Receivable for Portfolio shares sold................................     1,196,040
  Dividends receivable................................................        21,270
  Receivable for investment securities sold...........................     1,377,069
                                                                        ------------
Total assets..........................................................   221,670,098
                                                                        ------------
LIABILITIES:
  Due to custodian....................................................         7,828
  Payable for investment securities purchased.........................     7,462,752
  Payable for Portfolio shares redeemed...............................     9,459,434
  Advisory fees payable...............................................       103,370
  Administration fees payable.........................................        51,685
  Shareholder service fees payable -- A Shares........................        43,070
  Other accrued expenses..............................................       166,276
                                                                        ------------
Total liabilities.....................................................    17,294,415
                                                                        ------------
NET ASSETS............................................................  $204,375,683
                                                                        ============
Net Assets:
  A Shares............................................................  $204,374,628
  K Shares............................................................         1,055
                                                                        ------------
                                                                        $204,375,683
                                                                        ============
Shares Outstanding ($0.001 par value,
  1,050 million shares authorized):
  A Shares............................................................     8,295,284
  K Shares............................................................            43
                                                                        ------------
                                                                           8,295,327
                                                                        ============
CALCULATION OF MAXIMUM OFFERING PRICE A SHARES:
  Net asset value and redemption price per share......................        $24.64
  Sales charge -- 4.50% of public offering price......................          1.16
                                                                        ------------
  Maximum Offering Price..............................................        $25.80
                                                                        ============
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER SHARE -- K
  SHARES..............................................................        $24.62
                                                                        ============
COMPOSITION OF NET ASSETS:
  Shares of common stock, at par......................................  $      8,295
  Additional paid-in capital..........................................   150,755,077
  Accumulated undistributed net realized gains........................    38,641,099
  Net unrealized appreciation of investments..........................    16,276,958
  Undistributed net investment loss...................................    (1,305,746)
                                                                        ------------
NET ASSETS, AUGUST 31, 1996...........................................  $204,375,683
                                                                        ============

---------------
See Notes to Financial Statements.

PACIFIC HORIZON AGGRESSIVE GROWTH FUND
--------------------------------------------------------------------------------

Statement of Operations
For the Six Months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Dividends................................................               $    122,025
EXPENSES:
  Advisory fees............................................ $  605,222
  Administration fees......................................    302,611
  Shareholder service fees -- A Shares.....................    252,185
  Transfer agent fees and expenses.........................    172,779
  Custodian fees and expenses..............................     19,397
  Audit fees...............................................     20,237
  Reports to shareholders..................................     35,611
  Legal fees...............................................      1,090
  Directors' fees..........................................      1,140
  Insurance expense........................................        615
  Registration fees........................................     20,805
  Other expenses...........................................        923
                                                            ----------
  Total Expenses...........................................  1,432,615
  Less: Expenses paid by third parties.....................     (6,061)      1,426,554
                                                            ----------    ------------
Net Investment Loss........................................                 (1,304,529)
                                                                          ------------
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS:
  Net realized gain on securities transactions.............                 39,303,602
  Net change in unrealized appreciation of investments.....                (19,760,507)
                                                                          ------------
Net Gain on Investments....................................                 19,543,095
                                                                          ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.......               $ 18,238,566
                                                                          ============

---------------
See Notes to Financial Statements.

PACIFIC HORIZON AGGRESSIVE GROWTH FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                         SIX MONTHS
                                                           ENDED
                                                         AUGUST 31,       YEAR ENDED
                                                            1996         FEBRUARY 29,
                                                        (UNAUDITED)          1996
                                                        ------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment loss...............................    $ (1,304,529)    $ (2,105,712)
  Net realized gains on securities transactions.....      39,303,602       31,636,853
  Net change in unrealized appreciation
    (depreciation) of investments...................     (19,760,507)      24,124,656
                                                        ------------     ------------
  Net increase in net assets resulting from
    operations......................................      18,238,566       53,655,797
                                                        ------------     ------------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- A
  SHARES:
  Distributions from net realized gains.............      (7,173,110)     (33,681,224)
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- K
  SHARES:
  Distributions from net realized gains (a).........             (37)              --
                                                        ------------     ------------
Total Dividends and distributions to shareholders...      (7,173,147)     (33,681,224)
                                                        ------------     ------------
FUND SHARE TRANSACTIONS:
  Net proceeds from shares subscribed...............     336,891,539      344,733,316
  Net asset value of shares issued to shareholders
    in reinvestment of dividends....................       6,930,867       32,628,136
  Cost of shares redeemed...........................    (330,859,078)    (348,867,889)
                                                        ------------     ------------
  Net increase in net assets from Fund share
    transactions....................................      12,963,328       28,493,563
                                                        ------------     ------------
Total Increase......................................      24,028,747       48,468,136
NET ASSETS:
  Beginning of year.................................     180,346,936      131,878,800
                                                        ------------     ------------
  End of year.......................................    $204,375,683     $180,346,936
                                                        ============     ============

---------------

(a) For the period July 22, 1996 (commencement of operations) through August 31, 1996.

See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

ASSETS:
  Investment in Master Investment Trust, Series I --
    Blue Chip Portfolio, at value......................................   $95,169,376
  Deferred organization costs and prepaid expenses.....................        33,823
                                                                          -----------
Total assets...........................................................    95,203,199
                                                                          -----------
LIABILITIES:
  Accrued audit fees...................................................        10,279
  Accrued accounting fees and expenses.................................         9,442
  Accrued reports to shareholders expense..............................         1,746
  Accrued legal fees...................................................         2,734
  Other accrued expenses...............................................        15,049
                                                                          -----------
Total liabilities......................................................        39,250
                                                                          -----------
NET ASSETS.............................................................   $95,163,949
                                                                          ===========
Net Assets:
  A Shares.............................................................   $95,162,921
  K Shares.............................................................         1,028
                                                                          -----------
                                                                          $95,163,949
                                                                          ===========
Shares Outstanding ($0.001 par value, 150 million shares authorized):
  A Shares.............................................................     4,530,289
  K Shares.............................................................            49
                                                                          -----------
                                                                            4,530,338
                                                                          ===========
CALCULATION OF MAXIMUM OFFERING PRICE -- A SHARES:
  Net asset value per share............................................        $21.01
  Sales charge -- 4.50% of public offering price.......................          0.99
                                                                          -----------
  Maximum Offering Price...............................................        $22.00
                                                                          ===========
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER SHARE --
  K SHARES:............................................................        $20.99
                                                                          ===========
COMPOSITION OF NET ASSETS:
  Capital stock, at par................................................   $     4,530
  Additional paid-in capital...........................................    86,221,281
  Accumulated net realized gains.......................................     2,517,150
  Accumulated undistributed net investment income......................       185,808
  Net unrealized appreciation on investments...........................     6,235,180
                                                                          -----------
NET ASSETS, AUGUST 31, 1996............................................   $95,163,949
                                                                          ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Statement of Operations
For the Period ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Investment Income from Master Investment Trust, Series
    I -- Blue Chip Portfolio:
  Dividends................................................                 $  898,243
  Interest.................................................                     79,937
                                                                            ----------
                                                                               978,180
  Expenses.................................................   $  432,886
  Less: Fee waivers and expense reimbursements.............     (127,284)      305,602
                                                               ---------    ----------
Net Investment Income from Master Investment Trust, Series
  I -- Blue Chip Portfolio.................................                    672,578
EXPENSES:
  Shareholder service fees -- A Shares.....................      101,110
  Administration fees......................................       60,605
  Transfer agent fees and expenses.........................       34,379
  Registration fees and expenses...........................       18,067
  Reports to shareholders expenses.........................       16,530
  Fund accounting fees and expenses........................       12,465
  Amortization of organization costs.......................        9,260
  Audit fees...............................................        6,339
  Legal fees...............................................        5,068
  Directors' fees..........................................          624
  Other expenses...........................................        5,981
                                                               ---------
                                                                 270,428
Less: Fee waivers and expense reimbursements...............      (60,605)      209,823
                                                               ---------    ----------
Net Investment Income......................................                    462,775
                                                                            ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS FROM MASTER
  INVESTMENT TRUST, SERIES 1 -- BLUE CHIP PORTFOLIO:
  Net realized gain on securities transactions.............                  1,776,941
  Net change in unrealized appreciation (depreciation) on
    Investments............................................                   (252,548)
                                                                            ----------
  Net Gain on Investments from Master Investment Trust,
    Series I--Blue Chip Portfolio..........................                  1,524,393
                                                                            ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.......                 $1,987,168
                                                                            ==========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                           SIX MONTHS
                                                             ENDED          FOR THE
                                                           AUGUST 31,      YEAR ENDED
                                                              1996        FEBRUARY 29,
                                                          (UNAUDITED)         1996
                                                          ------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income................................   $   462,775     $   489,988
  Net realized gain on securities transactions.........     1,776,941       1,358,263
  Net change in unrealized appreciation (depreciation)
    of investments.....................................      (252,548)      6,093,194
                                                          -----------     -----------
  Net increase in net assets resulting from
    operations.........................................     1,987,168       7,941,445
                                                          -----------     -----------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS
A SHARES:
  Dividends to shareholders from net investment
    income.............................................      (413,905)       (375,867)
  Distribution to shareholders from net realized
    gains..............................................            --        (570,774)
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS
K SHARES:
  Dividends to shareholders from net investment income
    (a)................................................            --              --
                                                          -----------     -----------
                                                             (413,905)       (946,641)
                                                          ===========     ===========
FUND SHARE TRANSACTIONS:
  Net proceeds from shares subscribed..................    34,597,271      59,881,212
  Net asset value of shares issued to shareholders in
    reinvestment of dividends..........................       397,673         903,918
  Cost of shares redeemed..............................    (8,337,712)     (6,848,470)
                                                          -----------     -----------
  Net increase in net assets resulting from Fund share
    transactions.......................................    26,657,232      53,936,660
                                                          -----------     -----------
Total Increase.........................................    28,230,495      60,931,464
NET ASSETS:
  Beginning of period..................................    66,933,454       6,001,990
                                                          -----------     -----------
  End of period (including undistributed net investment
    income of $185,808 and $136,938, respectively).....   $95,163,949     $66,933,454
                                                          ===========     ===========

---------------

(a) For the period July 22, 1996 (commencement of operations) through August 31, 1996.

See Notes to Financial Statements.

PACIF IC HORIZON FUNDS, INC.
--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Pacific Horizon Funds, Inc. (the "Company"), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At August 31, 1996, the Company operated as a series company comprising seventeen funds. The accompanying financial statements and notes are those of the Pacific Horizon Aggressive Growth Fund ("the Aggressive Growth Fund") and the Pacific Horizon Blue Chip Fund (the "Blue Chip Fund") (collectively, the "Funds") only. The Funds offer two classes of shares: A Shares and K Shares. A Shares have a Shareholder Service Plan while K Shares have a Distribution Plan and Administrative and Shareholder Services Plan.

    The Aggressive Growth Fund seeks to maximize capital appreciation through investments in common stocks and convertible securities. The Blue Chip Fund seeks to achieve its investment objective by investing substantially all of its assets in the Blue Chip Portfolio of Master Investment Trust, Series I (the "Portfolio"), an open-end management company that has the same investment objective as that of the Blue Chip Fund. The value of the Blue Chip Fund's investment in the Portfolio included in the accompanying Statement of Assets and Liabilities reflects the Blue Chip Fund's proportionate beneficial interest in the net assets of the Portfolio (28.2% at August 31, 1996). The financial statements of the Portfolio, including its portfolio of investments are included elsewhere within this report and should be read in conjunction with the Blue Chip Fund's financial statements.

    Bank of America National Trust and Savings Association ("Bank of America"), a subsidiary of BankAmerica Corporation, serves as the Aggressive Growth Fund's investment adviser. Concord Holding Corporation ("Concord") serves as the Funds' administrator, and Concord Financial Group, Inc. (the "Distributor"), a wholly owned subsidiary of Concord, serves as the distributor of the Funds' shares. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    The securities of the Aggressive Growth Fund for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the securities exchange on which such securities are primarily traded or at the last reported sales price on the NASDAQ national securities market. Securities not listed on an exchange or the NASDAQ national securities market, or securities for which there were no transactions on the day of valuation, are valued at the mean of the most recent bid and ask prices. Bid price is used when no ask price is available. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Directors. Debt securities with maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the day of purchase or, in the case of securities purchased with more than 60 days to maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between principal amount due at maturity and such valuation.

    The valuation of securities of the Blue Chip Fund's investment in the Portfolio is discussed in Note 2 of the Portfolio's financial statements.

B) SECURITY TRANSACTIONS, INVESTMENT INCOME, EXPENSES AND UNREALIZED GAINS AND
   LOSSES:

    The Aggressive Growth Fund records securities on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income is accrued daily. The Blue Chip Fund records its share of the investment income, expenses and realized and unrealized gains and losses recorded by the Portfolio on a daily basis. The investment income, expenses and realized and unrealized gains and losses are allocated daily to investors in the Portfolio based upon the value of their investments in the Portfolio. Such investments are adjusted on a daily basis. The valuation of securities by the Portfolio is discussed in Note 2 of the Portfolio's financial statements.

    Expenses directly attributable to the Aggressive Growth Fund and the Blue Chip Fund are charged directly to the Aggressive Growth Fund and the Blue Chip Fund, respectively, while Fund expenses attributable to more than one portfolio of the Fund are allocated among the respective portfolios.

C) DIVIDENDS AND DISTRIBUTIONS:

    The Aggressive Growth Fund and Blue Chip Fund declare and pay dividends from net investment income, if any, at least annually for the Aggressive Growth Fund and quarterly for the Blue Chip Fund. Distributions of net realized gains, if any, will be paid at least annually. However, to the extent that net realized gains of the Funds can be offset by capital loss carryovers, such gains will not be distributed. Dividends and distributions are recorded by the Funds on the ex-dividend date.

    The amounts of dividends from net investment income and of distributions from net realized gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions to shareholders which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or net distributions in excess of net realized gains. To the extent they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of capital. Accordingly, the Aggressive Growth Fund reclassified $2,104,495 from accumulated undistributed net realized gains relating to permanent differences arising from the reclassification of net investment losses against short-term realized gains. There was no effect on additional paid-in capital.

D) FEDERAL INCOME TAXES:

    It is the policy of the Funds to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of their taxable income to shareholders. Therefore, no federal income tax provision is required.

E) OTHER:

    The Blue Chip Fund incurred certain costs in connection with its organization. Such costs have been deferred and are being amortized on a straight line basis over five years.

    The Aggressive Growth Fund maintains a cash balance with its custodian and receives a reduction of its custody fees and expenses for the amount of interest earned on such uninvested cash balances. For financial reporting purposes for the six months ended August 31, 1996, custodian fees and expenses paid by third parties were increased by $6,061. There was no effect on net investment income. The Aggressive Growth Fund could have invested such cash amounts in an income producing asset if it had not agreed to a reduction of fees or expenses under the expense offset arrangement with its custodian.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Aggressive Growth Fund has an Investment Advisory Agreement with Bank of America, and the Portfolios have an Administration agreement with Concord and a Distribution Agreement with the Distributor. Pursuant to the terms of Investment Advisory Agreement, Bank of America is entitled to a fee from the Aggressive Growth Fund, which is accrued daily and payable monthly, at an annual rate of 0.60%, of the Aggressive Growth Fund's average net asset. Pursuant to the terms of the Administration Agreement, Concord is entitled to a fee from the Aggressive Growth Fund and the Blue Chip

Fund, which is accrued daily and payable monthly, at an annual rate of 0.30% and 0.15%, respectively, of each Fund's average net assets. Concord waived its entire fee from the Blue Chip Fund for the six months ended August 31, 1996.

    The Investment Advisory and Administration Agreements provide that if, in any fiscal year, the operating expenses of the Funds (generally excluding interest, taxes, brokerage commissions and extraordinary expenses) exceed the most restrictive expense limitation of any state having jurisdiction over the Funds, then Bank of America and Concord will reimburse the Funds for any excess expenses. At August 31, 1996, the most restrictive expense limitation is believed to limit expenses to 2.5% of the first $30 million of each Fund's average daily net assets, plus 2.0% of the next $70 million of such assets, plus 1.5% of such assets in excess of $100 million. These agreements provide that such reimbursements will be estimated and paid on a monthly basis. No reimbursement was required for the six months ended August 31, 1996.

    For the six months ended August 31, 1996, the Distributor advised the Funds that it retained $72,224 and $130,114 from commissions earned on sales of the Aggressive Growth Fund's and the Blue Chip Fund's shares, respectively. For the same period, Bank of America and its affiliates advised the Funds that they retained $517,181 and $1,015,245 from commissions earned on sales of the Funds' shares from the Aggressive Growth Fund and the Blue Chip Fund, respectively.

    The Funds have adopted a Shareholder Service Plan (the "Plan") under which each Fund pays the Distributor for shareholder servicing expenses incurred in connection with A Shares of the Fund. Under the Plan, payments by each Fund may not exceed 0.25% (annualized) of the Fund's average daily net assets of each Fund's A Shares. For the six months ended August 31, 1996, the Aggressive Growth Fund and Blue Chip Fund incurred charges of $252,185 and $101,110, respectively, pursuant to the Plan. The Funds were advised that of this amount, the Distributor retained $158,782 and $5,944 from the Aggressive Growth Fund and the Blue Chip Fund, respectively, and affiliates of Bank of America retained $84,776 and $92,215, respectively. The Plan provides that if, in any month, the fees paid to the Distributor are less than the costs incurred by the Distributor, the excess costs will be included in future computations of the fee, provided that any excess costs will not be carried forward beyond the end of the fiscal year in which such excess costs were incurred. The Funds have adopted a Distribution Plan and an Administrative and Shareholder Services Plan with respect to K Shares of the Funds. Under the Distribution Plan, the Funds pay the Distributor for expenses primarily intended to result in the sale of the Funds' K Shares. Under the Distribution Plan, payments by the Funds for distribution expenses may not exceed 0.75% (annualized) of the average daily net assets of each Fund's K Shares. Payments for distribution expenses under the Distribution Plan are subject to Rule 12b-1 under the Act. Under the Administrative and Shareholder Ser-vices Plan (the "Administrative Plan"), the Funds pay for expenses incurred in connection with shareholder services provided by the Distributor and payments to Service Organizations for the provision of support services with respect to beneficial owners of K Shares. Under the Administrative Plan, payments for shareholder services and administrative services may not exceed 0.25% and 0.75% (annualized), respectively, of the average daily net assets of each Fund's K Shares. The total of all payments under the Distribution Plan and the Administrative and Shareholder Services Plan may not exceed, in the aggregate, the annual rate of 1.00% of the average daily net assets of each Fund's K Shares.

    Effective December 11, 1995, BISYS Fund Services, Inc., also a wholly owned subsidiary of BISYS, serves the Company as transfer agent and dividend disbursing agent. In this capacity, BISYS Fund Services, Inc., earned $172,779 and $34,379 from the Aggressive Growth Fund and the Blue Chip Fund respectively, for the six months ended August 31, 1996. Prior to December 11, 1995 an unrelated party provided these services.

    For the six months ended August 31, 1996, the Aggressive Growth Fund and the Blue Chip Fund incurred legal charges totalling $1,090 and $5,068 respectively, which were earned by a law firm, a partner of which serves as Secretary of the Company. Certain officers of the Company are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- DIRECTORS' COMPENSATION

    Each Director of the Company is entitled to an annual retainer of $25,000, plus $1,000 for each day the Director participates in all or part of a Board or Committee meeting and the Chairman of each Committee receives an annual retainer of $1,000 for services as Chairman of the Committee. In addition, the Company's President is entitled to an annual salary of $20,000 for services as President. The former President and Chairman of the Company receives an additional $40,000 per year through February 28, 1997, in consideration of his years of service.

    The Board has also established a retirement plan (the "Retirement Plan") for the Directors. The Retirement Plan provides that each Director who dies or resigns after five years of service as a director will be entitled to receive ten annual payments each equal to the greater of: (i) 50% of the annual Director's retainer that was payable during the year of that director's death or resignation, or (ii) 50% of the annual Director's retainer then in effect for Directors of the Company during the year of such payment. A Director who dies or resigns after nine years of service as a director will be entitled to receive ten annual payments equal to the greater of: (i) 100% of the annual Director's retainer that was payable during the year of that Director's death or resignation, or (ii) 100% of the annual Director's retainer then in effect for Directors of the Fund during the year of such payment. In addition, the amount payable each year to a Director who dies or resigns shall be increased by $1,000 for each year of service that the Director served as Chairman of the Board. Each Director may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum payment or ten annual instalments. A Director's years of service for the purpose of calculating the payments described above shall be based upon service as a Director or Chairman after February 28, 1994. Aggregate costs to the Aggressive Growth Fund and Blue Chip Fund pursuant to the Retirement Plan amounted to $624 and $22 respectively, for the six months ended August 31, 1996.

NOTE 5 -- PURCHASES AND SALES OF SECURITIES

    For the year ended August 31, 1996 the cost of purchases and the proceeds from sales of the Aggressive Growth Fund portfolio securities (excluding short-term investments) amounted to $125,403,206 and $130,169,162, respectively.

NOTE 6 -- CAPITAL SHARE TRANSACTIONS

    At August 31, 1996, there were 200 billion shares of the Funds $0.001 par value capital stock authorized, of which 1,050 million were classified as Class D Common Stock (Aggressive Growth Fund) and 150 million shares were classified as Class N Common stock (Blue Chip Fund).

    Transactions in shares of common stock of the Aggressive Growth Fund and the Blue Chip Fund are summarized below:

                                            AGGRESSIVE GROWTH FUND
                                         ----------------------------
                                                                          YEAR ENDED
                                               SIX MONTHS ENDED            FEBRUARY
                                               AUGUST 31, 1996                29,
                                         ----------------------------        1996
                                           A SHARES       K SHARES(a)        (000)
                                         ------------     -----------     -----------
Net proceeds from shares subscribed....  $336,890,484       $ 1,055        $ 344,733
Net asset value of shares issued to
  shareholders in reinvestment of
  dividends............................     6,930,867            --           32,628
Cost of shares redeemed................  (330,859,078)           --         (348,868)
                                         ------------        ------        ---------
Net increase...........................  $ 12,962,273       $ 1,055        $  28,493
                                         ============       =======        =========
Shares sold............................    13,482,179            43           15,721
Shares issued in reinvestment of
  distributions........................       287,162            --            1,418
Shares redeemed........................   (13,150,819)           --          (15,862)
                                         ------------       -------        ---------
Net increase...........................       618,522            43            1,277
                                         ============       =======        =========

                                               BLUE CHIP FUND
                                        ----------------------------
                                              SIX MONTHS ENDED            YEAR ENDED
                                              AUGUST 31, 1996            FEBRUARY 29,
                                        ----------------------------         1996
                                          A SHARES       K SHARES(a)        (000)
                                        ------------     -----------     ------------
Net proceeds from shares subscribed...  $ 34,596,243       $ 1,028        $   59,881
Net asset value of shares issued to
  shareholders in reinvestment of
  dividends...........................       397,673            --               904
Cost of shares redeemed...............    (8,337,712)           --            (6,848)
                                        ------------       -------        ----------
Net increase..........................  $ 26,656,204       $ 1,028        $   53,937
                                        ============       =======        ==========
Shares sold...........................     1,641,124            49             3,204
Shares issued in reinvestment of
  distributions.......................        18,829            --                47
Shares redeemed.......................      (389,445)           --              (371)
                                        ------------       -------        ----------
Net increase..........................     1,270,508            49             2,880
                                        ============       =======        ==========

---------------

(a) For the period from July 22, 1996 (commencement of operations) through August 31, 1996.

PACIFIC HORIZON AGGRESSIVE GROWTH FUND
--------------------------------------------------------------------------------

Financial Highlights(a)
--------------------------------------------------------------------------------

                                       PERIOD
                                        ENDED                                YEAR ENDED
                                     AUGUST 31,      -----------------------------------------------------------
                                       1996(C)        FEBRUARY        FEBRUARY        FEBRUARY        FEBRUARY
                                     (UNAUDITED)      29, 1996        28, 1995        28, 1994        28, 1993
                                     -----------     -----------     -----------     -----------     -----------
A SHARES
Net asset value per share, beginning
 of year............................  $   23.49       $   20.61       $   25.70       $   24.68       $   27.93
                                        -------         -------         -------         -------         -------
Income from Investment Operations:
 Net investment loss................      (0.16)          (0.27)          (0.22)          (0.37)          (0.26)
 Net realized and unrealized gains
   (losses) on securities...........       2.19            8.35           (0.95)           3.02           (2.26)
                                        -------         -------         -------         -------         -------
Total income (loss) from investment
 operations.........................       2.03            8.08           (1.17)           2.65           (2.52)
                                        -------         -------         -------         -------         -------
Less dividends and distributions:
 Dividends from net realized gains
   on securities....................      (0.88)          (5.20)          (3.92)          (1.63)          (0.73)
                                        -------         -------         -------         -------         -------
Net change in net asset value per
 share..............................       1.15            2.88           (5.09)           1.02           (3.25)
                                        -------         -------         -------         -------         -------
Net asset value per share, end of
 period.............................  $   24.64       $   23.49       $   20.61       $   25.70       $   24.68
                                        =======         =======         =======         =======         =======
Total return (excludes sales
 charge)............................       8.80%++        40.88%          (3.59%)         10.54%          (8.76%)
Ratios/Supplemental Data:
 Net assets, end of period (000)....  $ 204,375       $ 180,347       $ 131,879       $ 158,091       $ 159,517
 Ratio of expenses to average net
   assets...........................       1.42%+          1.51%           1.46%           1.52%           1.49%
 Ratio of net investment income
   (loss) to average net assets.....      (1.29%)+        (1.35%)          1.04%           1.20%           1.15%
 Ratio of expenses to average net
   assets*..........................           (b)             (b)             (b)             (b)         1.51%
 Ratio of net investment income to
   average net assets*..............           (b)             (b)             (b)             (b)         1.13%
 Portfolio turnover rate............         66%             93%             92%             43%             43%
 Average commission rate paid (d)...  $  0.0239              --              --              --              --

---------------

*      During the period, certain fees were voluntarily reduced and/or reimbursed. If such voluntary fee reductions and/or reimbursements had not occurred, the ratios would have been as indicated.
**     There were no waivers or reimbursements during the period. During the year ended February
       29, 1996, and six months ended August 31, 1996, the Portfolio received credits from its
       Custodian for interest earned on uninvested cash balances which were used to offset custodian fees and expenses. If such credits had not occurred, the expense ratio would have been as indicated. The ratio of net investment loss was not affected.
+      Annualized.
++     Not annualized.
(a)    Security Pacific National Bank served as Investment Adviser through April 21, 1992. Bank of
       America National Trust and Savings Association served as Investment Adviser commencing
       April 22, 1992.
(b)    There were no waivers or reimbursements during the period.
(c)    As of July 22, 1996, the Portfolio designated the existing series of shares as "A" Shares.
(d)    Represents the dollar amount of commissions paid on Portfolio transactions divided by the total number of shares purchased or sold for which commissions were charged and is calculated on the basis of the Portfolio as a whole without distinguishing between the classes of shares issued. Disclosure not required for prior periods.

See Notes to Financial Statements.

PACIFIC HORIZON AGGRESSIVE GROWTH FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                       PERIOD ENDED
                                                                        AUGUST 31,
                                                                         1996 (a)
                                                                       (UNAUDITED)
                                                                      --------------
K SHARES
Net asset value per share, beginning of year........................     $  23.68
                                                                         --------
Income from Investment Operations:
  Net investment loss...............................................       (0.05)
  Net realized and unrealized gains (losses) on securities..........         1.88
                                                                         --------
Total income (loss) from investment operations......................         1.83
                                                                         --------
Less dividends and distributions:
  Dividends from net realized gains on securities transactions......       (0.89)
                                                                         --------
Net change in net asset value per share.............................         0.94
                                                                         --------
Net asset value per share, end of year..............................     $  24.62
                                                                         ========
Total return........................................................         8.71%++
Ratios/Supplemental Data:
  Net assets, end of period.........................................     $  1,055
  Ratio of expenses to average net assets...........................         1.96%+
  Ratio of net investment loss to average net assets................        (1.81%)
  Ratio of expenses to average net assets...........................             (b)
  Ratio of net investment income to average net assets..............             (b)
  Portfolio turnover rate...........................................           66%
  Average commission rate paid (c)..................................     $ 0.0239

---------------

+     Annualized.
++    Represents total return for A Shares from March 1, 1996 to July 21, 1996 plus the total return for the K Shares for the period July 22, 1996 to August 31, 1996. A share performance does not include deduction of the maximum 4.50% sales charge. K share performance will be lower than A share performance due to the K shares' additional 0.50% distribution or shareholder services fee.
(a)   For the period July 22, 1996 (commencement of operations) through August 31, 1996.
(b)   There were no waivers or reimbursements during the period.
(c)   Represents the dollar amount of commissions paid on Portfolio transactions divided by the total number of shares purchased or sold for which commissions were charged and is calculated on the basis of the Portfolio as a whole without distinguishing between the classes of shares issued.

See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                         PERIOD ENDED               YEAR ENDED                  PERIOD
                                          AUGUST 31,       -----------------------------        ENDED
                                             1996          FEBRUARY 29,     FEBRUARY 28,     FEBRUARY 28,
                                        (UNAUDITED)(a)         1996             1995            1994*
                                        --------------     ------------     ------------     ------------
A SHARES
Net asset value per share, beginning
 of period..........................       $  20.53          $  15.81         $  14.97         $  15.00
                                           --------          --------         --------         --------
Income from Investment Operations:
 Net investment income..............           0.11              0.26             0.31             0.02
 Net realized and unrealized gains
   (losses) on securities...........           0.48              4.96             0.80            (0.05)
                                           --------          --------         --------         --------
 Total income (loss) from investment
   operations.......................           0.59              5.22             1.11            (0.03)
                                           --------          --------         --------         --------
Less Dividends and Distributions:
 Dividends to shareholders from net
   investment income................          (0.11)            (0.28)           (0.27)              --
 Distributions to shareholders from
   net realized gains on
   securities.......................             --             (0.22)              --               --
                                           --------          --------         --------         --------
Total Dividends and Distributions...          (0.11)            (0.50)           (0.27)              --
                                           --------          --------         --------         --------
Net change in net asset value per
 share..............................           0.48              4.72             0.84            (0.03)
                                           --------          --------         --------         --------
Net asset value per share, end of
 period.............................       $  21.01          $  20.53         $  15.81         $  14.97
                                           ========          ========         ========         ========
Total return++......................           2.88%            33.39%            7.60%           (0.20)%
Ratios/Supplemental Data:
 Net assets, end of period (000)....       $ 95,163          $ 66,933         $  6,002         $  1,180
 Ratio of expenses to average net
   assets**.........................           1.27%+            0.83%            0.00%            0.00%+
 Ratio of net investment income to
   average net assets**.............           2.28%+            1.63%            2.46%            2.92%+

---------------

 * For the period January 13, 1994 (commencement of operations) through February 28, 1994.

 ** Reflects the Blue Chip Fund's proportionate share of the Portfolio's expenses, the Portfolio's fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and fee waivers and expense reimbursements by the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.48%, 1.45%, 6.32% and 55.00% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

 + Annualized.

 ++ The total returns listed are not annualized for the period ended August 31, 1996 and February 28, 1994 and do not include the effect of the maximum 4.50% sales charge.

(a) As of July 22, 1996 the Portfolio designated the existing series of shares as "A" Shares.

See Notes to Financial Statements.

PACIFIC HORIZON BLUE CHIP FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                       PERIOD ENDED
                                                                        AUGUST 31,
                                                                           1996
                                                                      (UNAUDITED)(a)
                                                                      --------------
K SHARES
Net asset value per share, beginning of period......................      $20.38
                                                                          ------
Income from Investment Operations:
  Net investment income.............................................        0.05
  Net realized and unrealized gains on securities...................        0.56
                                                                          ------
  Total income from investment operations...........................        0.61
                                                                          ------
Net change in net asset value per share.............................        0.61
                                                                          ------
Net asset value per share, end of period............................      $20.99
                                                                          ======
Total return++......................................................        2.79%
Ratios/Supplemental Data:
  Net assets, end of period.........................................      $1,028
  Ratio of expenses to average net assets*..........................        1.77%+
  Ratio of net investment income to average net assets*.............        1.83%+

---------------

*     Reflects the Blue Chip Fund's proportionate share of the Portfolio's expenses, the
      Portfolio's fee waivers and expense reimbursements by the Portfolio's Investment Adviser and
      Administrator and fee waivers and expense reimbursements by the Fund's Administrator and
      Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by (0.48%).
+     Annualized.
++    Represents total return for K Shares from March 1, 1996 to July 21, 1996 plus the total return for the K Shares for the period July 22, 1996 to August 31, 1996. A share performance does not include deduction of the maximum 4.50% sales charge. K share performance will be lower than A share performance due to the K shares' additional 0.50% distribution or shareholder services fee.
(a)   For the period July 22, 1996 (commencement of operations) through August 31, 1996.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMMON STOCKS
AEROSPACE/DEFENSE -- 3.55%
 Lockheed Martin Corp. ..............................................       43,100     $  3,625,788
 Rockwell International .............................................       60,900        3,166,800
 United Technologies Corp. ..........................................       46,500        5,242,875
                                                                                       ------------
                                                                                         12,035,463
                                                                                       ------------
AIRLINES -- 0.38%
 AMR Corp. ..........................................................       15,900        1,303,800
                                                                                       ------------
APPAREL -- 0.85%
 Nike, Inc. .........................................................       26,700        2,883,600
                                                                                       ------------
AUTOMOBILES -- 2.02%
 Chrysler Corp. .....................................................      115,800        3,372,675
 Ford ...............................................................      103,700        3,473,950
                                                                                       ------------
                                                                                          6,846,625
                                                                                       ------------
AUTOMOBILE PARTS -- 0.51%
 Goodyear ...........................................................       38,200        1,742,875
                                                                                       ------------
BANKS -- 7.21%
 Bank of Boston Corp. ...............................................       89,600        4,726,400
 Citicorp ...........................................................       82,200        6,843,150
 Comerica ...........................................................       77,200        3,763,500
 First Union Corp. ..................................................       73,200        4,675,650
 NationsBank Corp. ..................................................       52,200        4,443,525
                                                                                       ------------
                                                                                         24,452,225
                                                                                       ------------
BEVERAGES -- SOFT DRINKS -- 3.77%
 Coca-Cola Co. ......................................................      178,600        8,930,000
 Pepsico ............................................................      133,600        3,841,000
                                                                                       ------------
                                                                                         12,771,000
                                                                                       ------------
CHEMICALS -- 3.45%
 E.I. Du Pont de Nemours ............................................       70,200        5,765,175
 Monsanto ...........................................................      146,400        4,703,100
 Morton International ...............................................       32,900        1,221,413
                                                                                       ------------
                                                                                         11,689,688
                                                                                       ------------
COMPUTER HARDWARE -- 2.09%
 Compaq Computer Corp ...............................................       50,700        2,870,888
 Sun Microsystems, Inc. .............................................       36,100        1,962,938
 Xerox Corporation ..................................................       40,900        2,244,388
                                                                                       ------------
                                                                                          7,078,214
                                                                                       ------------
COMPUTER SOFTWARE -- 5.21%
 Computer Associates ................................................       49,350        2,590,875
 Cisco Systems ......................................................       90,500        4,773,875
 Cabletron Systems ..................................................       20,700        1,262,700
 Microsoft Corp. ....................................................       47,800        5,855,500
 Oracle .............................................................       90,450        3,188,363
                                                                                       ------------
                                                                                         17,671,313
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COSMETICS/TOILETRIES -- 1.30%
 Avon Products ......................................................       91,900     $  4,399,713
                                                                                       ------------
ELECTRICAL EQUIPMENT -- 2.50%
 General Electric Co. ...............................................      102,100        8,487,063
                                                                                       ------------
FINANCIAL SERVICES -- 2.91%
 Merrill Lynch ......................................................       56,500        3,460,625
 Morgan, J.P. .......................................................       37,300        3,268,413
 Morgan Stanley .....................................................       65,800        3,141,950
                                                                                       ------------
                                                                                          9,870,988
                                                                                       ------------
FOODS -- 2.53%
 Conagra, Inc. ......................................................       71,800        3,024,575
 Hershey Foods Corp. ................................................       30,500        2,657,313
 Sara Lee Corp. .....................................................       92,100        2,901,150
                                                                                       ------------
                                                                                          8,583,038
                                                                                       ------------
FOREST PRODUCTS AND PAPER -- 1.02%
 Bemis Co. ..........................................................       39,400        1,177,075
 Mead, Inc. .........................................................        5,300          211,825
 Temple Inland, Inc. ................................................       40,100        2,068,813
                                                                                       ------------
                                                                                          3,457,713
                                                                                       ------------
HOUSEHOLD PRODUCTS -- GENERAL -- 2.12%
 Clorox .............................................................       45,400        4,250,575
 Procter & Gamble ...................................................       33,000        2,932,875
                                                                                       ------------
                                                                                          7,183,450
                                                                                       ------------
INSURANCE -- 3.20%
 Aetna, Inc. ........................................................        8,422          556,905
 Allstate ...........................................................       67,197        2,998,666
 American General ...................................................       92,300        3,368,950
 Cigna ..............................................................       23,100        2,682,488
 General re Corp. ...................................................        8,500        1,231,438
                                                                                       ------------
                                                                                         10,838,447
                                                                                       ------------
LEISURE -- 1.40%
 Walt Disney Co. ....................................................       66,178        3,772,146
 King World Productions, Inc. .......................................       27,600          972,900
                                                                                       ------------
                                                                                          4,745,046
                                                                                       ------------
MACHINERY & EQUIPMENT -- 1.05%
 Caterpillar, Inc. ..................................................       27,400        1,887,175
 Ingersoll Rand Co. .................................................       39,500        1,688,625
                                                                                       ------------
                                                                                          3,575,800
                                                                                       ------------
MANUFACTURING -- 0.45%
 Armstrong World Industries .........................................       24,700        1,528,313
                                                                                       ------------
MEDIA -- PUBLISHING -- 1.07%
 New York Times Co. .................................................       66,500        2,078,125
 Times Mirror .......................................................       35,700        1,548,488
                                                                                       ------------
                                                                                          3,626,613
                                                                                       ------------
MEDICAL -- HOSPITAL MANAGEMENT SERVICES -- 0.84%
 Columbia Healthcare Corp. (HCA)  ...................................       50,400        2,841,300
                                                                                       ------------
METALS -- 1.05%
 Phelps Dodge .......................................................       45,800        2,770,900
 USX -- Steel .......................................................       36,000          775,500
                                                                                       ------------
                                                                                          3,546,400
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
MULTI -- INDUSTRY -- 2.11%
 Honeywell, Inc. ....................................................       74,000     $  4,301,250
 Textron ............................................................       33,400        2,851,525
                                                                                       ------------
                                                                                          7,152,775
                                                                                       ------------
OIL/GAS -- DOMESTIC -- 2.06%
 Atlantic Richfield Co. .............................................       20,300        2,370,025
 Phillips Petroleum Co. .............................................       59,000        2,389,500
 Unocal Corp. .......................................................       64,700        2,215,975
                                                                                       ------------
                                                                                          6,975,500
                                                                                       ------------
OIL/GAS -- INTERNATIONAL -- 5.55%
 Exxon Corp. ........................................................       67,200        5,468,400
 Mobil Corp. ........................................................       42,000        4,735,500
 Royal Dutch Pete Co. ...............................................       23,800        3,555,125
 Texaco, Inc. .......................................................       57,100        5,067,625
                                                                                       ------------
                                                                                         18,826,650
                                                                                       ------------
OIL/GAS -- PRODUCTION SERVICES -- 1.04%
 Tidewater ..........................................................       91,500        3,511,313
                                                                                       ------------
PHARMACEUTICALS -- 9.10%
 Abbott Labs ........................................................       83,000        3,745,375
 Bristol-Meyers .....................................................       49,200        4,317,300
 Johnson & Johnson ..................................................      135,700        6,683,225
 Merck & Co., Inc. ..................................................      125,700        8,249,063
 Pfizer, Inc. .......................................................       67,300        4,778,300
 Schering Plough Corp. ..............................................       55,400        3,095,475
                                                                                       ------------
                                                                                         30,868,738
                                                                                       ------------
PHOTOGRAPHY -- 0.76%
 Eastman Kodak ......................................................       35,400        2,566,500
                                                                                       ------------
RAILROAD -- 1.14%
 Norfolk Southern Corp. .............................................       46,300        3,860,263
                                                                                       ------------
RESTAURANTS/LODGING -- 1.22%
 Hospitality Franchise ..............................................       25,200        1,508,850
 Marriott International, Inc. .......................................       47,800        2,623,025
                                                                                       ------------
                                                                                          4,131,875
                                                                                       ------------
RETAIL -- 4.86%
 American Stores Co. ................................................       98,500        4,050,813
 Dayton Hudson ......................................................       75,900        2,618,550
 Gap, Inc. ..........................................................      135,000        4,725,000
 Home Depot, Inc. ...................................................       46,100        2,449,063
 TJX Cos, Inc. ......................................................       82,200        2,630,400
                                                                                       ------------
                                                                                         16,473,826
                                                                                       ------------
SEMICONDUCTORS -- 2.23%
 Intel Corp. ........................................................       94,800        7,566,225
                                                                                       ------------
TELECOMMUNICATIONS EQUIPMENT -- 0.77%
 Harris Corp. .......................................................       42,600        2,619,900
                                                                                       ------------
TOBACCO -- 1.84%
 Phillip Morris, Inc. ...............................................       69,500        6,237,625
                                                                                       ------------
TOYS -- 0.46%
 Hasbro, Inc. .......................................................       42,300        1,554,525
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
UTILITIES -- ELECTRIC -- 3.09%
 Edison International ...............................................      232,200     $  4,034,475
 FPL Group, Inc. ....................................................       51,400        2,274,450
 General Public Utilities ...........................................      132,400        4,170,600
                                                                                       ------------
                                                                                         10,479,525
                                                                                       ------------
UTILITIES -- GAS -- 0.86%
 Pacific Enterprises ................................................       97,700        2,918,788
                                                                                       ------------
UTILITIES -- TELECOMMUNICATIONS -- 6.82%
 Ameritech Corp. ....................................................       68,300        3,525,988
 AT&T ...............................................................       70,700        3,711,750
 Bellsouth Corp. ....................................................      125,200        4,538,500
 GTE Corp. ..........................................................       79,600        3,134,250
 Nynex Corp. ........................................................       62,300        2,686,687
 Sprint Corp. .......................................................      136,300        5,537,188
                                                                                       ------------
                                                                                         23,134,363
                                                                                       ------------
Total Common Stocks -- 94.36%
 (Cost $320,232,223) ................................................                   320,037,067
                                                                                       ------------
PREFERRED STOCK -- 0.06%
 Aetna Services .....................................................        2,808          195,156
                                                                                       ------------

                                                                             PRINCIPAL
                                                                MATURITY      AMOUNT          VALUE
                                                     RATE         DATE         (000)         (NOTE 2)
                                                     ----       --------     ---------     ------------
U.S. GOVERNMENT OBLIGATIONS -- 5.40%
 U.S. Treasury Bill...............................   5.06%*     09/19/96         368       $    367,017
 U.S. Treasury Bill...............................   5.15%*     10/17/96          22             21,847
 U.S. Treasury Bill...............................   5.03%*     10/24/96       2,196          2,179,494
 U.S. Treasury Bill...............................   4.99%*     10/24/96       2,730          2,709,481
 U.S. Treasury Bill...............................   4.97%*     10/24/96       1,213          1,203,883
 U.S. Treasury Bill...............................   5.06%*     10/31/96         734            727,654
 U.S. Treasury Bill...............................   5.00%*     11/07/96         493            488,247
 U.S. Treasury Bill...............................   5.10%*     11/07/96         663            656,607
 U.S. Treasury Bill...............................   5.02%*     11/07/96         940            930,937
 U.S. Treasury Bill...............................   5.04%*     11/14/96         687            679,676
 U.S. Treasury Bill...............................   4.97%*     11/14/96         434            429,373
 U.S. Treasury Bill...............................   4.98%*     11/14/96         687            679,676
 U.S. Treasury Bill...............................   4.97%*     11/14/96         947            936,904
 U.S. Treasury Bill...............................   5.02%*     11/14/96         261            258,217
 U.S. Treasury Bill...............................   5.03%*     11/14/96         108            106,849
 U.S. Treasury Bill...............................   5.07%*     11/14/96       5,677          5,616,476
 U.S. Treasury Bill...............................   5.07%*     11/14/96         337            333,407
                                                                                           ------------
                                                                                             18,325,745
                                                                                           ------------
Total U.S. Government Obligations (cost $18,293,401)..................................       18,325,745
                                                                                           ------------
TOTAL INVESTMENT
 (COST $298,146,861) -- 99.83%........................................................      338,557,968
Other Assets In Excess of Liabilities -- 0.17%........................................          593,428
                                                                                           ------------
NET ASSETS -- 100%....................................................................     $339,151,396
                                                                                           ============

---------------

* Effective Yield

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

ASSETS:
  Investments in securities at value (cost $298,146,861)..............  $338,557,968
  Cash................................................................           312
  Receivable for investment securities sold...........................     6,218,257
  Contribution receivable.............................................       746,059
  Dividends receivable................................................       755,213
  Interest receivable.................................................            --
  Deferred organization costs and prepaid expenses....................        29,161
                                                                        ------------
Total assets..........................................................   346,306,970
                                                                        ------------
LIABILITIES:
  Withdrawal payable..................................................        75,952
  Payable for investment securities purchased.........................     6,761,707
  Advisor fees payable................................................       153,367
  Accrued audit fees..................................................        13,990
  Accrued legal fees..................................................        19,951
  Accrued accounting fees.............................................        14,060
  Accrued custody fees................................................        19,343
  Administration fees payable.........................................        10,227
  Other accrued expenses..............................................        86,977
                                                                        ------------
Total liabilities.....................................................     7,155,574
                                                                        ------------
NET ASSETS............................................................  $339,151,396
                                                                        ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Statement of Operations
For the six months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Interest................................................                 $   302,621
  Dividends...............................................                   3,372,255
                                                                           -----------
                                                                             3,674,876
                                                                           -----------
EXPENSES:
  Advisory fees...........................................    1,156,068
  Administration fees.....................................       77,071
  Fund accounting fees and expenses.......................       93,231
  Audit fees..............................................       14,552
  Custodian fees and expenses.............................       33,283
  Legal fees..............................................       24,867
  Trustees fees...........................................       15,048
  Amortization of organization costs......................        6,970
  Other operating expenses................................        6,200
                                                             ----------
                                                              1,427,290
  Less: Fee waivers and expense reimbursements............     (484,008)       943,282
                                                             ----------    -----------
Net Investment Income.....................................                   2,731,594
                                                                           -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain on securities transactions............                  12,400,049
  Net change in unrealized appreciation (depreciation) on
    investments...........................................                  (5,968,861)
                                                                           -----------
Net Gain on Investments...................................                   6,431,188
                                                                           -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS......                 $ 9,162,782
                                                                           ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                          FOR THE SIX
                                                          MONTHS ENDED     FOR THE
                                                           AUGUST 31,     YEAR ENDED
                                                              1996       FEBRUARY 29,
                                                          (UNAUDITED)        1996
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $  2,731,594   $  4,528,400
  Net realized gains on securities transactions..........   12,400,049     21,310,546
  Net change in unrealized appreciation (depreciation) on
    investments..........................................   (5,968,861)    34,689,746
                                                          ------------   ------------
Net increase in net assets resulting from operations.....    9,162,782     60,528,692
                                                          ------------   ------------
Trust Share Transactions:
  Contributions..........................................   78,154,310     96,776,148
  Withdrawals............................................  (23,687,970)   (39,120,232)
                                                          ------------   ------------
  Net increase in net assets resulting from Trust share
    transactions.........................................   54,466,340     57,655,916
                                                          ------------   ------------
Total Increase...........................................   63,629,122    118,184,608
NET ASSETS
Beginning of period......................................  275,522,274    157,337,666
                                                          ------------   ------------
End of period............................................ $339,151,396   $275,522,274
                                                          ============   ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Master Investment Trust, Series I (the "Trust"), a Delaware business trust, is registered under the Investment Company Act of 1940, as amended (the "Act") as an open-end management investment company. At August 31, 1996, the Trust consisted of five portfolios. The accompanying financial statements and notes are those of the Blue Chip Portfolio (the "Portfolio") only.

    The investment objective of the Portfolio is long-term capital appreciation through investments in blue chip stocks.

    Bank of America National Trust and Savings Association ("Bank of America"), a wholly owned subsidiary of BankAmerica Corporation, serves as the Portfolio's investment adviser.

    Concord Holding Corporation ("Concord") serves as the Portfolio's administrator through BISYS Fund Services (Ireland) Ltd., a wholly owned subsidiary of Concord. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Portfolio in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    Portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the date of valuation or, if none is available, at the mean between the current quoted bid and asked prices on the date of valuation. Securities that are primarily traded on the NASDAQ national securities market are valued at the last reported sales price on the date of valuation or, if none is available, at the last quoted bid price on the date of valuation. The Portfolio may use an independent pricing service, approved by the Board of Trustees, to value certain of its securities. Such prices reflect market values which may be established through the use of electronic data processing techniques and matrix systems. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Trustees. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days until maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

B) SECURITIES TRANSACTIONS AND
    INVESTMENT INCOME:

    Securities transactions are accounted for on a trade date basis. Realized gains and losses on securities transactions are determined on the identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily. Dividend income is recorded on the ex-dividend date.

C) EXPENSES:

    Expenses directly attributable to the Portfolio are charged to the Portfolio while Trust expenses attributable to more than one portfolio of the Trust and general Trust expenses are allocated among the respective portfolios of the Trust.

D) FEDERAL INCOME TAXES:

    The Portfolio will be treated as a partnership for federal income tax purposes. As such, each investor in the Portfolio will be taxed on its share of the Portfolio's ordinary income and capital gains. It is intended that the Portfolio will be managed in such a way that an investor will be able to satisfy the requirements of the Internal Revenue Code applicable to regulated investment companies.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Portfolio has an Advisory Agreement with Bank of America and an Administration Agreement with Concord.

    As Adviser, Bank of America is responsible for managing the investment of the assets of the Portfolio in conformity with the stated objectives and policies of the Portfolio. For its services, Bank of America is entitled to a fee, accrued daily and paid monthly, at an annual rate of 0.75% of the average daily net assets of the Portfolio. For the period ended August 31, 1996, Bank of America waived $453,755 in fees as Adviser of the Portfolio.

    As Administrator, Concord assists in supervising the operations of the Portfolio. For its services, Concord is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.05% of the Portfolio's average daily net assets. For the period ended August 31, 1996, Concord waived $30,254 in fees as Administrator of the Portfolio.

    For services provided to all five of the portfolios constituting the Trust, each Trustee receives an annual fee of $3,000 and a meeting fee of $500. For the period ended August 31, 1996, the Portfolio incurred legal expenses of $24,867, which were earned by a law firm, a partner of which serves as Secretary of the Trust. Certain officers of the Trust are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- PURCHASES AND SALES OF SECURITIES

    The following table summarizes the securities transactions effected by the Portfolio, excluding short-term securities, for the period ended August 31, 1996.

                 PURCHASES        SALES
                ------------   ------------
Common
 Stocks.......  $157,989,151   $116,133,810

    At August 31, 1996, the cost of the securities of the Portfolio for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly, net unrealized appreciation of investments amounted to $40,411,107, consisting of gross unrealized appreciation of $42,366,519, and gross unrealized depreciation of $1,955,412.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                                  SIX
                              MONTHS ENDED       YEAR           YEAR          PERIOD
                               AUGUST 31,       ENDED          ENDED          ENDED
                                  1996       FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                              (UNAUDITED)        1996           1995          1994*
                              ------------   ------------   ------------   ------------
Ratio of expenses to average
  net assets**..............        0.61%***     0.31%          0.17%       0.27%***
Ratio of net investment
  income to average
  net assets**..............        1.77%***     2.16%          2.30%       1.97%***
Portfolio Turnover..........          40%         108%            44%            86%
Average commission rate
  paid(a)...................    $ 0.0012

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.32%, 0.59%, 0.80%, 0.80% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

*** Annualized.

 (a) Represents the dollar amount of commissions paid on Portfolio transactions divided by the total number of shares purchased or sold for which commissions were charged and is calculated on the basis of the Portfolio as a whole without distinguishing between the classes of shares issued. Disclosure not required for prior periods.

See Notes to Financial Statements.

PACIFIC HORIZON CAPITAL INCOME FUND
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMMON STOCKS -- 13.7%
BANKS -- 3.5%
 Barnett Banks, Inc..................................................       37,736     $  2,476,425
 Fifth Third Bancorp.................................................       49,626        2,630,178
 Wells Fargo Co......................................................       16,666        4,145,667
                                                                                       ------------
                                                                                          9,252,270
                                                                                       ------------
COSMETICS & TOILETRIES -- 0.9%
 Avon Products, Inc..................................................       50,000        2,393,750
                                                                                       ------------
FINANCIAL SERVICES -- 1.0%
 RCSB Financial, Inc.................................................       98,437        2,645,494
                                                                                       ------------
HOUSEHOLD-GENERAL PRODUCTS -- 0.9%
 Colgate-Palmolive...................................................       30,000        2,437,500
                                                                                       ------------
PHARMACEUTICALS -- 4.7%
 American Home Products Corp.........................................       40,000        2,370,000
 Bristol-Myers Squibb Co.............................................       25,000        2,193,750
 Pharmacia & Upjohn Inc..............................................       50,000        2,100,000
 Schering-Plough.....................................................       47,000        2,626,125
 Warner-Lambert Co...................................................       52,000        3,094,000
                                                                                       ------------
                                                                                         12,383,875
                                                                                       ------------
RETAIL -- 1.0%
 Penney (J.C.) Co....................................................       50,000        2,643,750
                                                                                       ------------
UTILITIES -- ELECTRIC -- 1.7%
 Duke Power Co.......................................................       25,000        1,168,750
 Northern States Power Co............................................       25,000        1,140,625
 PacifiCorp..........................................................       50,000        1,006,250
 Southern Co.........................................................       50,000        1,131,250
                                                                                       ------------
                                                                                          4,446,875
                                                                                       ------------
Total Common Stocks
 (cost $39,064,343)..................................................                    36,203,514
                                                                                       ------------
PREFERRED STOCKS -- 5.0%
AUTOMOBILE PARTS -- 0.9%
 Federal-Mogul Corp..................................................       40,000        2,240,000
                                                                                       ------------
ENERGY PRODUCTION -- 1.1%
 California Energy Co................................................       50,000        2,937,500
                                                                                       ------------
HOUSEHOLD-GENERAL PRODUCTS -- 0.8%
 AJL Peps Trust......................................................      110,000        2,076,250
                                                                                       ------------
MEDIA -- 1.0%
 SFX Broadcasting....................................................       49,700        2,745,925
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
RETAIL -- 1.2%
 Tyco Toys, Inc......................................................      524,720     $  3,148,320
                                                                                       ------------
Total Preferred Stocks
 (cost $12,618,054)..................................................                    13,147,995
                                                                                       ------------
CONVERTIBLE PREFERRED STOCKS -- 29.5%
BANKS -- 2.9%
 Ahmanson (H.F.), Series D...........................................       56,300        3,335,775
 First Chicago, Series B.............................................       25,000        1,793,750
 Sovereign Bancorp, Series B.........................................       45,000        2,638,125
                                                                                       ------------
                                                                                          7,767,650
                                                                                       ------------
FINANCIAL SERVICES -- 5.3%
 American General, Delaware..........................................       30,000        1,575,000
 Great Western Financial Co..........................................       35,000        2,126,250
 Integon Corp........................................................       40,000        2,360,000
 Merrill Lynch Co....................................................       55,000        3,293,125
 PennCorp Financial Group, Inc.......................................       50,000        2,731,250
 St. Paul Capital, Series M..........................................       40,000        2,110,000
                                                                                       ------------
                                                                                         14,195,625
                                                                                       ------------
FOREST & PAPER PRODUCTS -- 0.7%
 James River Co......................................................       80,000        1,990,000
                                                                                       ------------
HOUSEHOLD GOODS -- 1.1%
 Corning, Inc........................................................       50,000        2,775,000
                                                                                       ------------
INDUSTRIAL & COMMERCIAL SERVICES -- 0.3%
 Triathlon Broadcasting..............................................       90,000          900,000
                                                                                       ------------
INDUSTRIAL GOODS & EQUIPMENT -- 1.6%
 Elsag Bailey Corp...................................................       55,000        2,461,250
 McDermott International.............................................       50,000        2,012,500
                                                                                       ------------
                                                                                          4,473,750
                                                                                       ------------
INSURANCE -- 4.1%
 Aetna, Inc., Class C................................................       42,000        2,919,000
 Allstate Corp.......................................................       62,000        2,728,000
 American Bankers Insurance Group, Inc...............................       58,000        3,291,500
 American General Corp...............................................       50,000        1,881,250
                                                                                       ------------
                                                                                         10,819,750
                                                                                       ------------
METALS -- 0.4%
 Cyprus Amax, Series A...............................................       19,950        1,027,425
                                                                                       ------------
MINING -- 2.7%
 Amax Gold, Inc., Series B...........................................       40,000        2,095,000
 Freeport McMoran....................................................      125,000        3,296,875
 Inco Limited........................................................       30,000        1,575,000
                                                                                       ------------
                                                                                          6,966,875
                                                                                       ------------
OIL & GAS -- 5.7%
 Ashland Oil Co......................................................       45,000        2,714,062
 MCN Corp............................................................      100,000        2,775,000
 Occidental Petroleum Co.............................................       40,000        2,440,000
 Reading & Bates.....................................................       50,000        3,562,500
 Unocal Corp.........................................................       60,000        3,472,500
                                                                                       ------------
                                                                                         14,964,062
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
RETAIL -- 0.8%
 K-Mart, Inc.........................................................       42,100     $  2,120,787
                                                                                       ------------
UTILITIES -- ELECTRIC -- 2.3%
 Citizens Utilities Co...............................................       60,000        2,910,000
 NoRam Financing.....................................................       50,000        3,100,000
                                                                                       ------------
                                                                                          6,010,000
                                                                                       ------------
UTILITIES -- TELECOMMUNICATIONS -- 1.6%
 Philippine Long Distance............................................       35,000        1,955,625
 Sprint Corp.........................................................       64,000        2,304,000
                                                                                       ------------
                                                                                          4,259,625
                                                                                       ------------
Total Convertible Preferred Stock
 (cost $70,508,291)..................................................                    78,270,549

                                                                            PRINCIPAL
                                                              MATURITY       AMOUNT           VALUE
                  DESCRIPTION                      RATE         DATE          (000)          (NOTE 2)
------------------------------------------------   -----      --------      ---------      ------------
CORPORATE CONVERTIBLE BONDS -- 47.4%
APPAREL -- 1.4%
 Nine West Group, Inc...........................    5.50%      7/15/03       $ 3,500       $  3,675,000
                                                                                           ------------
AIRLINES -- 1.0%
 Alaska Air Group...............................    6.88%      6/15/14         2,800          2,583,000
                                                                                           ------------
AUTOMOBILE PARTS -- 1.2%
 Magna International............................    5.00%     10/15/02        31,000          3,309,250
                                                                                           ------------
COMMERCIAL SERVICES -- 1.3%
 Career Horizons................................    7.00%     11/01/02         1,550          3,322,813
                                                                                           ------------
COMPUTERS -- 3.4%
 Apple Computer, Inc............................    6.00%      6/01/01         2,750          2,839,375
 Conner Peripherals, Inc........................    6.75%      3/01/01         3,000          3,030,000
 Danka Business Systems.........................    6.75%      4/01/02         2,000          2,330,000
 Unisys Corp....................................    8.25%      3/15/06           900          1,008,000
                                                                                           ------------
                                                                                              9,207,375
                                                                                           ------------
ELECTRONICS -- 5.6%
 Altera Corp....................................    5.75%      6/15/02         2,250          2,415,938
 Analog Devices.................................    3.50%     12/01/00         2,100          2,310,000
 Donatron International, 144A...................    6.00%     10/15/02         2,400          2,508,000
 Motorola, Inc..................................    0.00%      9/27/13         2,500          1,837,500
 SCI Systems, Inc...............................    5.00%      5/01/06         2,730          3,074,662
 3COM Corp......................................   10.25%     11/01/11         1,600          2,572,000
                                                                                           ------------
                                                                                             14,718,100
                                                                                           ------------
ENVIRONMENTAL & POLLUTION CONTROL -- 1.8%
 Sanifill, Inc..................................    5.00%      3/01/06         3,000          3,423,750
 Air & Water Technologies.......................    8.00%      5/15/15         1,500          1,318,125
                                                                                           ------------
                                                                                              4,741,875
                                                                                           ------------
FINANCIAL SERVICES -- 3.3%
 ADT Operations.................................               7/06/10         5,950          3,391,500
 American Travelers Corp........................    6.50%     10/01/05         1,500          3,086,250
 USF&G Corp.....................................               3/03/09         3,500          2,095,625
                                                                                           ------------
                                                                                              8,573,375
                                                                                           ------------

---------------
See Notes to Financial Statements.

                                                                            PRINCIPAL
                                                              MATURITY       AMOUNT           VALUE
                  DESCRIPTION                      RATE         DATE          (000)          (NOTE 2)
------------------------------------------------   -----      --------      ---------      ------------
FOOD -- 2.5%
 Grand Metropolitan.............................    6.50%      1/31/00       $ 2,400       $  2,790,000
 Starbucks Corp.................................    4.25%     11/01/02         2,600          3,828,500
                                                                                           ------------
                                                                                              6,618,500
                                                                                           ------------
HEALTH CARE -- 5.1%
 Careline, Inc..................................    8.00%      5/01/01         1,975          2,095,969
 PHP Healthcare Corp............................    6.50%     12/15/02         1,500          1,616,250
 PhyCor, Inc....................................    4.50%      2/15/03         1,500          1,569,375
 Rotech Medical Corp............................    5.25%      6/01/03         3,000          2,595,000
 Tenet Healthcare Corp..........................    6.00%     12/01/05         2,800          2,884,000
 TheraTx, Inc...................................    8.00%      2/01/02         3,000          2,861,250
                                                                                           ------------
                                                                                             13,621,844
                                                                                           ------------
INDUSTRIAL GOODS & EQUIPMENT -- 4.4%
 Cooper Industries, Inc.........................    7.05%      1/01/15         4,086          4,229,010
 General Signal Corp............................    5.75%      6/01/02         1,450          1,567,813
 Hanson America, Inc............................    2.39%      3/01/01         2,500          2,162,500
 U.S. Filter Corp...............................    6.00%      9/18/05         2,500          3,800,000
                                                                                           ------------
                                                                                             11,759,323
                                                                                           ------------
LEISURE -- 1.8%
 HFS, Inc.......................................    4.75%      3/01/03         1,500          1,710,000
 Hilton Hotels Corp.............................    5.00%      5/15/06         2,780          2,894,675
                                                                                           ------------
                                                                                              4,604,675
                                                                                           ------------
MINING -- 1.7%
 Agnico Eagle Mines.............................    3.50%      1/27/04         2,000          2,085,000
 Horsham Corp...................................    3.00%      1/29/21         2,500          2,387,500
                                                                                           ------------
                                                                                              4,472,500
                                                                                           ------------
OIL & GAS -- 6.2%
 Baker Hughes, Inc..............................    0.00%      5/05/08         4,500          3,082,500
 Nabors Industries, Inc.........................    5.00%      5/15/06         2,900          3,103,000
 Noble Affiliates...............................    4.25%     11/01/03         3,250          3,733,438
 Pennzoil Co....................................    4.75%     10/01/03         2,700          2,862,000
 Pride Petroleum................................    6.25%      2/15/06         2,700          3,631,500
                                                                                           ------------
                                                                                             16,412,438
                                                                                           ------------
PHARMACEUTICALS -- 4.8%
 Alza Corp......................................    5.00%      5/01/06         2,800          2,765,000
 McKesson Corp..................................    4.50%      3/01/04         2,500          2,175,000
 MedUSA Corp....................................    6.00%     11/15/03         1,500          1,541,250
 Nabi, Inc., 144A...............................    6.50%      2/01/03         1,550          1,528,687
 Roche Holdings.................................    0.00%      4/20/10         3,000          1,316,250
 Sandoz Capital Ltd.............................    2.00%     10/06/02         3,000          3,330,000
                                                                                           ------------
                                                                                             12,656,187
                                                                                           ------------
RETAIL -- 0.9%
 Price Co.......................................    5.50%      2/28/12         2,300          2,366,125
                                                                                           ------------
WASTE CONTROL -- 1.0%
 United Waste Systems, Inc......................    4.50%      6/01/01         2,575          2,784,219
                                                                                           ------------
Total Convertible Bonds
 (cost $114,578,407)............................                                            125,426,599
                                                                                           ------------

---------------
See Notes to Financial Statements.

                                                                            PRINCIPAL
                                                              MATURITY       AMOUNT           VALUE
                  DESCRIPTION                      YIELD        DATE          (000)          (NOTE 2)
------------------------------------------------   -----      --------      ---------      ------------
U.S. TREASURY OBLIGATIONS -- 3.0%
 U.S. Treasury Bills*...........................    0.00%      9/05/96       $ 2,000       $  1,998,600
 U.S. Treasury Bills*...........................    0.00%     10/03/96         2,000          1,991,223
 U.S. Treasury Bills*...........................    0.00%     11/07/96         2,000          1,981,908
 U.S. Treasury Bills*...........................    0.00%     11/21/96         2,000          1,977,836
                                                                                           ------------
Total U.S. Treasury Annual Obligations
 (cost $7,948,256)..............................                                              7,949,567
                                                                                           ------------
TOTAL INVESTMENTS -- 98.6%
 (COST $244,717,351)(A).........................                                            260,998,224
Other Assets In Excess Of Liabilities -- 1.4%...                                              3,741,246
                                                                                           ------------
NET ASSETS -- 100.0%............................                                           $264,739,470
                                                                                           ============

---------------

Percentages indicated are based on net assets of $264,739,470.

 (a) Represents cost for federal income tax purposes and differs from value by net unrealized appreciation of securities as follows:

            Unrealized appreciation.................................   $22,037,131
            Unrealized depreciation.................................    (5,756,258)
                                                                       -----------
            Net unrealized appreciation.............................   $16,280,873
                                                                       ===========

  * Discounted Securities.

144a -- Security which is restricted as to resale only to qualified institutional investors.

See Notes to Financial Statements.

PACIFIC HORIZON CAPITAL INCOME FUND
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

ASSETS:
 Investment in securities, at value (cost $244,717,351)...........................   $260,998,224
 Cash.............................................................................      3,781,890
 Receivable for Portfolio shares sold.............................................      1,502,612
 Dividends receivable.............................................................      2,022,156
 Receivable for investment securities sold........................................        619,379
 Prepaid expenses.................................................................         61,216
                                                                                     ------------
Total assets......................................................................    268,985,477
                                                                                     ------------
LIABILITIES:
 Payable for investment securities purchased......................................      3,594,116
 Payable for Portfolio shares redeemed............................................        390,060
 Advisory fees payable............................................................         98,594
 Administration fees payable......................................................         43,820
 Shareholder Service fees payable (A Shares)......................................         54,774
 Other accrued expenses...........................................................         64,643
                                                                                     ------------
Total liabilities.................................................................      4,246,007
                                                                                     ------------
NET ASSETS........................................................................   $264,739,470
                                                                                     ============
Net Assets:
 A Shares.........................................................................   $264,738,426
 K Shares.........................................................................          1,044
                                                                                     ------------
                                                                                     $264,739,470
                                                                                     ============
Shares Outstanding ($0.001 par value, 300 million shares authorized):
 A Shares.........................................................................     15,600,211
 K Shares.........................................................................             61
                                                                                     ------------
                                                                                       15,600,272
                                                                                     ============
CALCULATION OF MAXIMUM OFFERING PRICE -- A SHARES:
 Net asset value and redemption price per share...................................         $16.97
 Sales charge -- 4.50% of public offering price...................................           0.80
 Maximum Offering Price...........................................................         $17.77
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER SHARE -- K SHARES:.......         $16.97
COMPOSITION OF NET ASSETS:
 Shares of common stock, at par...................................................   $     15,600
 Additional paid-in capital.......................................................    228,175,491
 Accumulated net realized gains...................................................     18,781,009
 Net unrealized appreciation of investments.......................................     16,280,873
 Accumulated undistributed net investment income..................................      1,486,497
                                                                                     ------------
NET ASSETS, AUGUST 31, 1996.......................................................   $264,739,470
                                                                                     ============

---------------
See Notes to Financial Statements.

PACIFIC HORIZON CAPITAL INCOME FUND
--------------------------------------------------------------------------------

Statement of Operations
For the Six Months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Interest...............................................                  $  3,036,811
  Dividends..............................................                     2,729,872
                                                                           ------------
                                                                              5,766,683
EXPENSES:
  Advisory fees..........................................   $  573,105
  Administration fees....................................      254,714
  Shareholder service fees (A Shares)....................      318,391
  Transfer agent fees and expenses.......................      190,944
  Custodian fees and expenses............................       28,402
  Audit fees.............................................       16,289
  Reports to shareholders................................       46,132
  Legal fees.............................................        4,468
  Directors' fees........................................        3,583
  Insurance expense......................................        3,458
  Registration fees......................................       31,397
  Other expenses.........................................       32,557
                                                            ----------
  Total expenses.........................................    1,503,440
    Less: Expenses paid by third parties.................       (7,551)       1,495,889
                                                            ----------     ------------
Net Investment Income....................................                     4,270,794
                                                                           ------------
REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
  Net realized gains on securities transactions..........                    22,243,139
  Net change in unrealized appreciation of investments...                   (13,977,984)
                                                                           ------------
Net Gain on Investments..................................                     8,265,155
                                                                           ------------
Net Increase in Net Assets Resulting from Operations.....                  $ 12,535,949
                                                                           ============

---------------
See Notes to Financial Statements.

PACIFIC HORIZON CAPITAL INCOME FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                           SIX MONTHS
                                                             ENDED
                                                           AUGUST 31,     YEAR ENDED
                                                              1996       FEBRUARY 29,
                                                          (UNAUDITED)        1996
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $  4,270,794   $  8,945,405
  Net realized gain on securities transactions...........   22,243,139      2,680,964
  Net change in unrealized appreciation (depreciation) of
    investments..........................................  (13,977,984)    38,907,177
                                                          ------------   ------------
  Net increase in net assets resulting from operations...   12,535,949     50,533,546
                                                          ------------   ------------
Dividends and distributions to shareholders -- A Shares:
  Dividends to shareholders from net investment income...   (4,174,064)   (10,020,414)
                                                          ------------   ------------
Total dividends and distributions to shareholders........   (4,174,064)   (10,020,414)
                                                          ------------   ------------
Portfolio Share Transactions:
  Net proceeds from shares subscribed....................   32,396,807    264,083,620
  Net asset value of shares issued to shareholders in
    reinvestment of dividends and distributions..........    3,987,131      9,525,718
  Cost of shares redeemed................................  (26,752,152)  (265,627,625)
                                                          ------------   ------------
  Net increase in net assets from Portfolio share
    transactions.........................................    9,631,786      7,981,713
                                                          ------------   ------------
Total Increase...........................................   17,993,671     48,494,845
NET ASSETS:
  Beginning of period....................................  246,745,799    198,250,954
                                                          ------------   ------------
  End of period (including undistributed net income of
    $1,486,497, and $1,389,768).......................... $264,739,470   $246,745,799
                                                          ============   ============

See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

ASSETS:
  Investment in Master Investment Trust, Series I -- Asset Allocation
    Portfolio, at value................................................   $26,336,658
  Deferred organization costs and prepaid expenses.....................        29,591
                                                                          -----------
Total assets...........................................................    26,366,249
                                                                          -----------
LIABILITIES:
  Accrued reports to shareholders expense..............................        23,576
  Accrued fund accounting fees and expenses............................         9,331
  Accrued audit fee....................................................         8,068
  Other accrued expenses...............................................         5,088
                                                                          -----------
Total liabilities......................................................        46,063
                                                                          -----------
NET ASSETS.............................................................   $26,320,186
                                                                          ===========
Net Assets:
  A shares.............................................................   $26,319,168
  K shares.............................................................         1,018
                                                                          -----------
                                                                           26,320,186
                                                                          ===========
Shares Outstanding ($0.001 par value, 150 million shares authorized):
  A shares.............................................................     1,498,834
  K shares.............................................................            58
                                                                          -----------
                                                                            1,498,892
                                                                          ===========
CALCULATION OF MAXIMUM OFFERING PRICE -- A SHARES:
  Net asset value per share............................................        $17.56
  Sales charge -- 4.50% of public offering price.......................          0.83
  Maximum Offering Price...............................................        $18.39
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER SHARE -- K
  SHARES:..............................................................        $17.55
COMPOSITION OF NET ASSETS:
  Capital stock, at par................................................   $     1,499
  Additional paid-in capital...........................................    24,551,205
  Accumulated net realized gains.......................................       984,223
  Net unrealized appreciation on investments...........................       657,602
  Accumulated undistributed net investment income......................       125,657
                                                                          -----------
NET ASSETS, AUGUST 31, 1996............................................   $26,320,186
                                                                          ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Statement of Operations
For the Six Months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
Investment Income from Master Investment Trust, Series I --
  Asset Allocation Portfolio:
  Interest...................................................                $  340,291
  Dividends..................................................                   137,394
                                                                             ----------
                                                                                477,685
                                                                             ----------
  Expenses...................................................   $ 122,384
  Less: Fee waivers and expense reimbursements...............     (53,208)       69,176
                                                                ---------    ----------
Net Investment Income from Master Investment Trust, Series
  I -- Asset Allocation Portfolio............................                   408,509
EXPENSES:
  Shareholder service fees (A Shares)........................      30,894
  Administration fees........................................      18,433
  Registration fees and expenses.............................      18,272
  Reports to shareholders expense............................      13,560
  Fund accounting fees and expenses..........................      12,675
  Transfer agent fees and expenses...........................      11,204
  Amortization of organization costs.........................       8,547
  Audit fees.................................................       2,837
  Legal fees.................................................       2,448
  Directors' fees............................................         181
  Other operating expenses...................................         849
                                                                ---------
                                                                  119,900
  Less: Fee waivers and expense reimbursements...............     (35,277)       84,623
                                                                ---------    ----------
Net Investment Income........................................                   323,886
                                                                             ----------
NET REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS FROM
  MASTER INVESTMENT TRUST, SERIES I --
  ASSET ALLOCATION PORTFOLIO:
  Net realized gain on securities transactions...............                   691,887
  Net change in unrealized depreciation on investments.......                  (673,872)
                                                                             ----------
Net Gain on Investments from Master Investment Trust, Series
  I -- Asset Allocation Portfolio............................                    18,015
                                                                             ----------
Net Increase in Net Assets Resulting from Operations.........                $  341,901
                                                                              =========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                        SIX MONTHS
                                                          ENDED
                                                        AUGUST 31,     YEAR ENDED
                                                           1996       FEBRUARY 29,
                                                       (UNAUDITED)        1996
                                                       ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income..............................  $   323,886    $   464,352
  Net realized gain on securities transactions.......      691,887        920,161
  Net change in unrealized appreciation
    (depreciation) of investments....................     (673,872)     1,078,509
                                                       -----------    -----------
  Net increase in net assets resulting from
    operations.......................................      341,901      2,463,022
                                                       -----------    -----------
Dividends and distributions to shareholders -- A
  Shares:
  Dividends to shareholders from net investment
    income...........................................     (310,689)      (387,903)
  Distributions in excess of net investment income...           --       (544,588)
                                                        -----------    ----------
                                                           (310,689)     (932,491)
                                                        -----------    ----------
Portfolio Share Transactions:
  Net proceeds from shares subscribed................    6,366,630     17,093,597
  Net asset value of shares issued to shareholders in
    reinvestment of dividends and distributions......      299,015        903,640
  Cost of shares redeemed............................   (2,731,344)    (2,866,740)
                                                       -----------    -----------
  Net increase in net assets from Portfolio share
    transactions.....................................    3,934,301     15,130,497
                                                       -----------    -----------
Total Increase.......................................    3,965,513     16,661,028
NET ASSETS:
  Beginning of Period................................   22,354,673      5,693,645
                                                       -----------    -----------
  End of Period (including undistributed net
    investment income of $125,657 and $112,461,
    respectively)....................................  $26,320,186    $22,354,673
                                                       ===========    ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON FUNDS, INC.
--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Pacific Horizon Funds, Inc. (the "Company"), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At August 31, 1996, the Company operated as a series company comprising seventeen portfolios. The accompanying financial statements and notes are those of the Pacific Horizon Capital Income Fund (the "Capital Income Fund") and Pacific Horizon Asset Allocation Fund (the "Asset Allocation Fund") (collectively, the "Funds") only.

    The Capital Income Fund seeks to provide investors with a total investment return, comprised of current income and capital appreciation, consistent with prudent investment risk. The Asset Allocation Fund seeks to achieve its investment objective by investing substantially all of its assets in the Asset Allocation Portfolio of Master Investment Trust, Series I (the "Portfolio"), an open-end management investment company that has the same investment objective as that of the Asset Allocation Fund. The value of the Asset Allocation Fund's investment in the Portfolio included in the accompanying Statement of Assets and Liabilities reflects the Fund's proportionate beneficial interest in the net assets of the Portfolio (14.48% as of August 31, 1996). The financial statements of the Portfolio, including its portfolio of investments, are included elsewhere within this report and should be read in conjunction with the Asset Allocation Fund's financial statements.

    Bank of America National Trust and Savings Association ("Bank of America"), a subsidiary of BankAmerica Corporation, serves as the Capital Income Fund's investment adviser. Concord Holding Corporation ("Concord") serves as the Funds' administrator and Concord Financial Group, Inc. (the "Distributor"), a wholly owned subsidiary of Concord, serves as the distributor of the Company's shares. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) PORTFOLIO VALUATIONS:

    The securities of the Capital Income Fund for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sale price on the date of valuation or (if none is available) at the mean between the current quoted bid and asked prices on the date of valuation as provided by investment dealers.

    Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days to maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

    The valuation of securities of the Asset Allocation Fund's investment in the Portfolio is discussed in Note 2 of the Portfolio's financial statements.

B) SECURITY TRANSACTIONS, INVESTMENT INCOME, EXPENSES AND REALIZED AND UNREALIZED GAINS AND LOSSES:

    The Capital Income Fund records security transactions on a trade day basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily. Dividend income is recognized on the ex-dividend date.

    The Asset Allocation Fund records its share of the investment income, expenses and realized and unrealized gains and losses recorded by the Portfolio on a daily basis. The investment income, expenses and realized and unrealized gains and losses are allocated daily to investors in the Portfolio based upon the value of their investments in the Portfolio. Such investments are adjusted on a daily basis. The valuation of securities by the Portfolio is discussed in
Note 2 of the Portfolio's financial statements.

    Expenses directly attributable to the Capital Income Fund and the Asset Allocation Fund are charged directly to the Capital Income Fund and the Asset Allocation Fund, respectively, while Company expenses attributable to more than one fund of the Company are allocated among the respective funds.

C) DIVIDENDS AND DISTRIBUTIONS:

    The Funds' net investment income is declared as a dividend, quarterly, to shareholders of record at the close of business day on record date. Net realized gains on portfolio securities, if any, will be distributed at least annually. However, to the extent that net realized gains of the Funds can be offset by capital loss carryovers of the Funds, such gains will not be distributed. Dividends and distributions are recorded by the Funds on the ex-dividend date.

    The amounts of dividends from net investment income and of distributions from net realized gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions to shareholders which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized gains. To the extent they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of capital.

D) FEDERAL INCOME TAXES:

    It is the policy of the Company to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

    At February 29, 1996, the Capital Income Fund had capital loss carryovers of approximately $2,300,000 and $600,000 which will expire in fiscal 2003 and 2004, respectively. To the extent provided by regulations in the Code, these capital loss carryovers will be used to offset future net realized gains on security transactions. As such, it is probable that the gains so offset will not be distributed to shareholders. Capital losses incurred after October 31, 1995 and within the fiscal year are deemed to arise on the first business day of the following fiscal year. The Capital Income Fund incurred and elected to defer such losses of approximately $500,000.

E) OTHER:

    The Asset Allocation Fund incurred certain costs in connection with its organization. Such costs have been deferred and are being amortized on a straight line basis over five years.

    The Capital Income Fund maintains a cash balance with its custodian and receives a reduction of its custody fees and expenses for the amount of interest earned on such uninvested cash balances. For financial reporting purposes for the six months ended August 31, 1996, custodian fees and expenses paid by third parties were increased by $7,551. There was no effect on net investment income. The Fund could have invested such cash amounts in an income producing asset if it had not agreed to a reduction of fees or expenses under the expense offset arrangement with its custodian.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Capital Income Fund and the Portfolio have Investment Advisory Agreements with Bank of America and the Funds have an Administration Agreement with Concord and a Distribution Agreement with the Distributor.

    Pursuant to the terms of the Capital Income Fund's Investment Advisory Agreement, Bank of America is entitled to a fee from the Capital Income Fund, which is accrued daily and payable monthly, at an annual rate of 0.45% of the Capital Income

Fund's average net assets. Pursuant to the terms of the Administration agreement Concord is entitled to a fee from the Capital Income Fund and the Asset Allocation Fund, which is accrued daily and payable monthly, at an annual rate of 0.20% and 0.15%, respectively, of each Fund's average net assets. For the six months ended August 31, 1996 Concord agreed to waive its entire fee as Administrator for the Asset Allocation Fund.

    The Investment Advisory and Administration Agreements provide that if, in any fiscal year, the operating expenses of any Fund (generally excluding interest, taxes, brokerage commissions and extraordinary expenses) exceed the most restrictive expense limitation of any state having jurisdiction over the Fund, then Bank of America and Concord will reimburse the Fund for any such excess expenses. At August 31, 1996, the most restrictive expense limitation is believed to limit expenses to 2.5% of the first $30 million of each Fund's average daily net assets, plus 2.0% of the next $70 million of such assets, plus 1.5% of such assets in excess of $100 million. These agreements provide such reimbursement will be estimated and paid on a monthly basis. For the six months ended August 31, 1996, the Administrator reimbursed $16,844 of operating expenses of the Asset Allocation Fund.

    For the six months ended August 31, 1996, the Distributor advised the Funds that it retained $115,686 and $34,818 from commissions earned on sales of the Capital Income Fund and the Asset Allocation Funds' shares, respectively. For the same period, Bank of America and its affiliates advised the Funds that they retained $921,208 and $191,504 from commissions earned on sales of the Funds' shares from the Capital Income Fund and the Asset Allocation Fund, respectively.

    The Funds have adopted a Shareholder Service Plan (the "Plan") under which each Fund pays for shareholder servicing expenses related to each Fund's A Shares. Under the Plan, payments by each Fund for shareholder servicing expenses may not exceed 0.25% (annualized) of each Fund's average daily net assets. For the six months ended August 31, 1996, the Capital Income Fund and the Asset Allocation Fund incurred charges of $318,391 and $30,894, respectively, pursuant to the Plan. The Capital Income Fund and the Asset Allocation Fund were advised that of this amount, the Distributor retained $25,913 and $1,215 respectively and affiliates of Bank of America retained $279,462 and $29,594 respectively. The Plan provides that if, in any month, the fees paid to the Distributor are less than the costs incurred by the Distributor, the excess costs will be included in future computations of the fee, provided that any excess costs will not be carried forward beyond the end of the fiscal year in which such excess costs were incurred.

    The Funds have adopted a Distribution Plan and an Administrative and Shareholder Services Plan with respect to K Shares of the Funds. Under the Distribution Plan, the Funds pay the Distributor for expenses primarily intended to result in the sale of the Funds' K Shares. Under the

Distribution Plan, payments by the Funds for distribution expenses may not exceed 0.75% (annualized) of the average daily net assets of each Fund's K Shares. Payments for distribution expenses under the Distribution Plan are subject to Rule 12b-1 under the Act. Under the Administrative and Shareholder Services Plan (the "Administrative Plan"), the Funds pay for expenses incurred in connection with shareholder services provided by the Distributor and payments to Service Organizations for the provision of support services with respect to beneficial owners of K Shares. Under the Administrative Plan, payments for shareholder services and administrative services may not exceed 0.25% and 0.75% (annualized), respectively, of the average daily net assets of each Fund's K Shares. The total of all payments under the Distribution Plan and the Administrative and Shareholder Services Plan may not exceed, in the aggregate, the annual rate of 1.00% of the average daily net assets of each Fund's K Shares.

    Effective December 11, 1995, BISYS Fund Services, Inc., also a wholly owned subsidiary of BISYS, served the Capital Income Fund and Asset Allocation Fund as transfer agent and dividend disbursing agent. In this capacity, BISYS Fund Services, Inc. earned $190,944 and $11,204 from the Capital Income Fund and the Asset Allocation Fund respectively for the six months ended August 31, 1996. Prior to December 11, 1995 an unrelated party provided these services.

    For the six months ended August 31, 1996, the Capital Income Fund and the Asset Allocation Fund incurred legal charges totaling $4,468 and $2,448 respectively, which were earned by a law firm, a partner of which serves as Secretary of the Company. Certain officers of the Company are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- DIRECTORS' COMPENSATION

    Each director of the Company is entitled to an annual retainer of $25,000, plus $1,000 for each day the director participates in all or part of a Board or Committee meeting and the Chairman of each Committee receives a retainer of $1,000 for services as Chairman of the Committee. In addition, the Company's President is entitled to an annual salary of $20,000 for services as President. The former president and chairman of the Company receives an additional $40,000 per year through February 28, 1997 in consideration of his years of services.

    The Board has also established a retirement plan (the "Retirement Plan") for the Directors. The Retirement Plan provides that each Director who dies or resigns after five years of service as a director will be entitled to receive ten annual payments each equal to the greater of: (i) 50% of the annual Director's retainer that was payable during the year of that director's death or resignation, or (ii) 50% of the annual Director's retainer then in effect for Directors of the Company during the year of such payment. A Director who dies or resigns after nine years of service as a director will be entitled to receive ten annual payments equal to the greater of: (i) 100% of the annual Director's retainer that was payable during the year of that

Director's death or resignation, or (ii) 100% of the annual Director's retainer then in effect for Directors of the Company during the year of such payment. In addition, the amount payable each year to a Director who dies or resigns shall be increased by $1,000 for each year of service that the Director served as Chairman of the Board. Each Director may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum payment or ten annual installments. A Director's years of service for the purpose of calculating the payments described above shall be based upon service as a Director or Chairman after February 28, 1994. Aggregate costs pursuant to the Retirement plan amounted to $1,104 and $20 for the Capital Income Fund and the Asset Allocation Fund respectively, for the six months ended August 31, 1996.

NOTE 5 -- SECURITIES TRANSACTIONS

    For the six months ended August 31, 1996 the cost of purchases and the proceeds from sales of Capital Income Fund's securities (excluding short-term investments) amounted to $3,594,116 and $1,502,612 respectively.

    At August 31, 1996, the cost of Capital Income Fund's securities for federal income tax purposes was substantially the same as for financial reporting purposes. According, net unrealized appreciation of investments amounted to $16,280,873 consisting of gross unrealized depreciation of $5,756,258 and gross unrealized appreciation of $22,037,131.

NOTE 6 -- CAPITAL SHARE TRANSACTIONS

    At August 31, 1996, there were 200 billion shares of the Company's $0.001 par value capital stock authorized, of which 300 million shares were classified as Class F Common Stock (Capital Income Fund) and 150 million shares were classified as Class O Common Stock (Asset Allocation Fund).

    Transactions in shares of common stock of the Funds are summarized below:

                                                                     CAPITAL INCOME FUND
                                                          -----------------------------------------
                                                           SIX MONTHS ENDED AUGUST
                                                                   31, 1996                YEAR
                                                                 (UNAUDITED)              ENDED
                                                          --------------------------   FEBRUARY 29,
                                                            A SHARES     K SHARES(a)    1996 (000)
                                                          ------------   -----------   ------------
Net proceeds from shares subscribed...................... $ 32,395,763     $ 1,044      $  264,084
Net asset value of shares issued to shareholders in
 reinvestment of dividends...............................    3,987,131          --           9,526
Cost of shares redeemed..................................  (26,752,152)         --        (265,628)
                                                          ------------     -------      ----------
Net increase............................................. $  9,630,742     $ 1,044      $    7,982
                                                          ============     =======      ==========
Shares sold..............................................    1,937,881          61          18,026
Shares issued in reinvestment of distributions...........      238,491          --             639
Shares redeemed..........................................   (1,603,702)         --         (18,167)
                                                          ------------     -------      ----------
Net increase.............................................      572,670          61             498
                                                          ============     =======      ==========

                                                                    ASSET ALLOCATION FUND
                                                          -----------------------------------------
                                                           SIX MONTHS ENDED AUGUST
                                                                   31, 1996                YEAR
                                                                 (UNAUDITED)              ENDED
                                                          --------------------------   FEBRUARY 29,
                                                            A SHARES     K SHARES(a)    1996 (000)
                                                          ------------   -----------   ------------
Net proceeds from shares subscribed...................... $  6,365,612     $ 1,018      $   17,093
Net asset value of shares issued to shareholders in
 reinvestment of dividends...............................      299,015          --             904
Cost of shares redeemed..................................   (2,731,344)         --          (2,867)
                                                          ------------     -------       ---------
Net increase............................................. $  3,933,283     $ 1,018       $  15,130
                                                          ============     =======       =========
Shares sold..............................................      360,850          58           1,016
Shares issued in reinvestment of distributions...........       16,975          --              53
Shares redeemed..........................................     (154,871)         --            (169)
                                                          ------------     -------       ---------
Net increase.............................................      222,954          58             900
                                                          ============     =======       =========

---------------
(a) For the period from July 22, 1996 (commencement of operations) through August 31, 1996.

PACIFIC HORIZON CAPITAL INCOME FUND
--------------------------------------------------------------------------------

Financial Highlights (a)
--------------------------------------------------------------------------------

                                      SIX MONTHS
                                         ENDED                             YEAR ENDED
                                      AUGUST 31,    ---------------------------------------------------------
                                        1996(b)     FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                      (UNAUDITED)       1996           1995           1994           1993
                                      -----------   ------------   ------------   ------------   ------------
A SHARES
Net asset value per share, beginning
 of period...........................  $   16.42      $  13.65       $  15.42       $  13.32       $  12.01
                                        --------      --------       --------       --------        -------
Income from Investment Operations:
 Net investment income...............       0.28          0.62           0.57           0.50           0.56
 Net realized and unrealized gains
   (losses) on securities............       0.55          2.84          (1.43)          2.36           1.79
                                        --------      --------       --------       --------        -------
Total income (loss) from investment
 operations..........................       0.83          3.46          (0.86)          2.86           2.35
                                        --------      --------       --------       --------        -------
Less Dividends and Distributions:
 Dividends from net investment
   income............................      (0.28)        (0.69)         (0.54)         (0.48)         (0.60)
 Distributions from net realized
   gains on securities
   transactions......................         --            --          (0.37)         (0.28)         (0.44)
                                        --------      --------       --------       --------        -------
Total dividends and distributions....      (0.28)        (0.69)         (0.91)         (0.76)         (1.04)
                                        --------      --------       --------       --------        -------
Net change in net asset value per
 share...............................       0.55          2.77          (1.77)          2.10           1.31
                                        --------      --------       --------       --------        -------
Net asset value per share, end of
 period..............................  $   16.97      $  16.42       $  13.65       $  15.42       $  13.32
                                        ========      ========       ========       ========        =======
Total return (excludes sales
 charge).............................       5.09%++      25.96%         (5.61)%        21.85%         20.62%
Ratios/Supplemental Data:
 Net assets, end of period (000).....  $ 264,738      $246,746       $198,251       $191,491       $ 19,613
 Ratio of expenses to average net
   assets............................       1.18%+        1.23%          0.97%          0.46%          0.07%
 Ratio of net investment income to
   average net assets................       3.36%+        4.05%          4.48%          4.19%          5.00%
 Ratio of expenses to average net
   assets*...........................         (c)         1.26%**        1.14%          1.20%          3.34%
 Ratio of net investment income to
   average net assets*...............         (c)            (c)         4.31%          3.45%          1.73%
 Portfolio turnover rate.............         78%           57%            94%           103%           216%
 Average commission rate paid (d)....  $  0.0163

---------------

 * During the period, certain fees were voluntarily reduced and/or reimbursed. If such voluntary fee reductions and/or reimbursements had not occurred, the ratios would have been as indicated.

 ** During the year ended February 29, 1996, the Portfolio received credits from its custodian for interest earned on uninvested balances which were used to offset custodian fees and expenses. If such credits had not occurred, the expense ratio would have been as indicated. The ratio of net investment income was not affected.

 + Annualized.

 ++ Not annualized.

(a) Security Pacific National Bank served as Investment Adviser through April 21, 1992. Bank of America National Trust and Savings Association served as Investment Adviser commencing April 22, 1992.

(b) As of July 22, 1996, the Portfolio designated the existing series of shares as "A" Shares.

(c) There were no waivers or reimbursements during the period.

(d) Represents the dollar amount of commissions paid on Portfolio transactions divided by the total number of shares purchased or sold for which commissions were charged and is calculated on the basis of the Portfolio as a whole without distinguishing between the classes of shares issued. Disclosure not required for prior periods.

See Notes to Financial Statements.

PACIFIC HORIZON CAPITAL INCOME FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                        PERIOD ENDED
                                                                         AUGUST 31,
                                                                          1996(a)
                                                                        (UNAUDITED)
                                                                        ------------
K SHARES
Net asset value per share, beginning of period........................    $  16.14
                                                                            ------
Income from Investment Operations:
  Net investment income...............................................        0.05
  Net realized and unrealized gains on securities.....................        0.78
                                                                            ------
Total income from investment operations...............................        0.83
                                                                            ------
Net change in net asset value per share...............................        0.83
                                                                            ------
Net asset value per share, end of period..............................    $  16.97
                                                                            ======
Total return..........................................................        5.09%++
Ratios/Supplemental Data:
  Net assets, end of period...........................................    $  1,044
  Ratio of expenses to average net assets.............................        1.82%+
  Ratio of net investment income to average net assets................        2.69%+
  Ratio of expenses to average net assets.............................            (b)
  Ratio of net investment income to average net assets................            (b)
  Portfolio turnover rate.............................................          78%
  Average commission rate paid (c)....................................    $ 0.0163

---------------

   +  Annualized.
  ++  Represents total return for A Shares from March 1, 1996 to July 21, 1996 plus the total return for the K Shares for the period July 22, 1996 to August 31,
      1996. A share performance does not include deduction of the maximum 4.50% sales charge. K share performance will be lower than A share performance due to the K shares' additional 0.50% distribution or shareholder fee.
 (a)  For the period July 22, 1996 (commencement of operations) through August 31,
      1996.
 (b)  There were no waivers or reimbursements during the period.
 (c)  Represents the dollar amount of commissions paid on Portfolio transactions divided by the total number of shares purchased or sold for which commissions were charged and is calculated on the basis of the Portfolio as a whole without distinguishing between the classes of shares issued.

See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                   SIX MONTHS
                                      ENDED                YEAR ENDED
                                   AUGUST 31,      ---------------------------   PERIOD ENDED
                                      1996         FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                 (UNAUDITED)(a)        1996           1995           1994*
                                 ---------------   ------------   ------------   -------------
A SHARES
Net asset value per share,
  beginning of period..........      $ 17.52         $  15.15       $  14.84       $   15.00
                                 ---------------   ------------   ------------   -------------
Income from Investment
  Operations:
  Net investment income........         0.14             0.52           0.48            0.03
  Net realized and unrealized
    gain (loss) on
    securities.................         0.03             2.86           0.24           (0.19)
                                 ---------------   ------------   ------------   -------------
Total income (loss) from
  investment operations........         0.17             3.38           0.72           (0.16)
                                 ---------------   ------------   ------------   -------------
Less Dividends and
  Distributions:
  Dividends to shareholders
    from net investment
    income.....................        (0.13)           (0.53)         (0.41)             --
  Distributions to shareholders
    from net realized gains on
    securities.................           --            (0.48)            --              --
                                 ---------------   ------------   ------------   -------------
Total dividends and
  distributions................        (0.13)           (1.01)         (0.41)             --
                                 ---------------   ------------   ------------   -------------
Net change in net asset value
  per share....................         0.04             2.37           0.31           (0.16)
                                 ---------------   ------------   ------------   -------------
Net asset value per share, end
  of period....................      $ 17.56         $  17.52       $  15.15       $   14.84
                                 ==============    ==========     ==========     ===========
Total Return++.................         1.55%           22.80%          5.03%          (1.07)%
Ratios/Supplemental Data:
    Net assets, end of period
      (000)....................      $26,319         $ 22,355       $  5,694       $     666
    Ratio of expenses to
      average net assets**.....         1.25%+           0.62%          0.00%           0.00%+
    Ratio of net investment
      income to average net
      assets**.................         2.62%+           3.49%          4.25%           4.20%+

---------------

  * For the period January 18, 1994 (commencement of operations) through February 28, 1994.
 ** Reflects the Fund's proportionate share of the fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.71%, 2.30%, 7.89% and 83.95% (annualized) for the periods ended August 31, 1996 February 29, 1996, February 28, 1995, and February 28, 1994, respectively.
  + Annualized.
 ++ The total returns listed are not annualized for the periods ending August
    31, 1996 and February 28, 1994 and do not include the effect of the maximum 4.50% sales charge.
(a) As of July 22, 1996 the Portfolio designated the existing series of shares as "A" Shares.

See Notes to Financial Statements.

PACIFIC HORIZON ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                       PERIOD ENDED
                                                                        AUGUST 31,
                                                                           1996
                                                                       (UNAUDITED)*
                                                                       ------------
K SHARES
Net asset value per share, beginning of period.......................     $17.23
                                                                          ------
Income from Investment Operations:
  Net investment income..............................................       0.04
  Net realized and unrealized gain (loss) on securities..............       0.28
                                                                          ------
Total income (loss) from investment operations.......................       0.32
                                                                          ------
Net change in net asset value per share..............................       0.32
                                                                          ------
Net asset value per share, end of period.............................     $17.55
                                                                          ======
Total Return.........................................................       1.49%++
Ratios/Supplemental Data:
  Net assets, end of period..........................................     $1,018
  Ratio of expenses to average net assets**..........................       1.75%+
  Ratio of net investment income to average net assets**.............       2.12%+

---------------

 * For the period July 22, 1996 (commencement of operations) through August 31, 1996.

** Reflects the Fund's proportionate share of the fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.71%, for the period ended August 31, 1996.

 + Annualized.

++ Represents total return for A Shares from March 1, 1996 to July 21, 1996 plus the total return for the K Shares for the period July 22, 1996 to August 31, 1996. A share performance does not include deduction of the maximum 4.50% sales charge. K share performance will be lower than A share performance due to the K shares' additional 0.50% distribution or shareholder fee.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMMON STOCKS
AEROSPACE/DEFENSE -- 0.9%
 Boeing Co...........................................................       17,500     $  1,583,750
                                                                                       ------------
AIRLINES -- 0.2%
 AMR Corp............................................................        4,500          369,000
                                                                                       ------------
ALUMINUM -- 0.3%
 Aluminum Co of America..............................................        9,400          583,975
                                                                                       ------------
AUTOMOBILES -- 1.0%
 Ford Motor..........................................................       10,000          335,000
 General Motors Corp.................................................       28,200        1,402,950
                                                                                       ------------
                                                                                          1,737,950
                                                                                       ------------
AUTOMOBILE PARTS -- 0.2%
 Cooper Tire & Rubber................................................       16,500          321,750
                                                                                       ------------
BANKS -- 3.6%
 BankOne Corp........................................................       47,000        1,803,625
 Chase Manhattan Corp................................................       19,800        1,472,625
 CitiCorp............................................................       16,700        1,390,275
 Wells Fargo Company.................................................        7,533        1,873,834
                                                                                       ------------
                                                                                          6,540,359
                                                                                       ------------
BEVERAGES, ALCOHOLIC -- 0.6%
 Anheuser-Busch Companies............................................       14,900        1,128,675
                                                                                       ------------
CHEMICALS -- 2.1%
 Corning, Inc........................................................       12,400          461,900
 Dow Chemical Co. ...................................................       10,800          845,350
 E.I. Du Pont De Nemours & Co........................................       13,000        1,067,625
 Monsanto Corp.......................................................       46,000        1,477,750
                                                                                       ------------
                                                                                          3,852,625
                                                                                       ------------
COMMERICAL SERVICES -- 0.1%
 Dun & Bradstreet Corp...............................................        3,300          190,162
                                                                                       ------------
COMPUTER SOFTWARE -- 2.0%
 Automatic Data Processing, Inc......................................       16,800          899,300
 Microsoft Corp......................................................       18,400        2,254,000
 Silicon Graphics....................................................       29,700          690,525
                                                                                       ------------
                                                                                          3,643,825
                                                                                       ------------
COMPUTER HARDWARE -- 2.8%
 Hewlett Packard Co..................................................       24,000        1,050,000
 IBM.................................................................       14,500        1,658,438
 Seagate Technology..................................................       23,700        1,137,600
 Cisco Systems.......................................................       24,600        1,297,650
                                                                                       ------------
                                                                                          5,143,688
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------   ----------     ------------
ELECTRICAL PRODUCTS -- 2.8%
 Emerson Electric Co.................................................       15,900     $  1,331,625
 General Electric Co.................................................       44,700        3,715,688
                                                                                       ------------
                                                                                          5,047,313
                                                                                       ------------
FINANCIAL SERVICES -- 2.7%
 American Express....................................................       44,500        1,946,875
 Household International, Inc........................................       16,800        1,331,400
 Dean Witter Discover Co.............................................       32,800        1,640,000
                                                                                       ------------
                                                                                          4,918,275
                                                                                       ------------
FOOD -- 1.4%
 Conagra, Inc........................................................       20,000          842,500
 Ralston Purina Co...................................................       15,300          956,250
 Sara Lee Corp.......................................................       23,000          724,500
                                                                                       ------------
                                                                                          2,523,250
                                                                                       ------------
HEALTHCARE PRODUCTS -- 0.8%
 Baxter International................................................       21,200          946,050
 Medtronic Inc.......................................................        8,100          421,200
                                                                                       ------------
                                                                                          1,367,250
                                                                                       ------------
HOUSEHOLD, GENERAL PRODUCTS -- 1.9%
 Colgate-Palmolive Co................................................        4,600          373,750
 Gillette Co.........................................................       14,800          943,500
 Newell Co...........................................................       18,000          560,250
 Proctor & Gamble....................................................       18,700        1,661,963
                                                                                       ------------
                                                                                          3,539,463
                                                                                       ------------
INSURANCE -- LIFE -- 0.5%
 Providian Corp......................................................       21,800          901,975
                                                                                       ------------
INSURANCE -- PROPERTY AND CASUALTY -- 1.0%
 American Intl Group, Inc............................................       12,750        1,211,250
 Chubb Corp..........................................................       13,800          612,375
                                                                                       ------------
                                                                                          1,823,625
                                                                                       ------------
LEISURE -- 0.7%
 Disney Walt Co......................................................       15,497          883,329
 Hilton Hotels Corp..................................................        3,900          416,813
                                                                                       ------------
                                                                                          1,300,142
                                                                                       ------------
MACHINERY -- 1.0%
 General Signal Corp.................................................       17,500          702,188
 Illinois Tool Works, Inc............................................       17,100        1,182,038
                                                                                       ------------
                                                                                          1,884,226
                                                                                       ------------
MANUFACTURING -- BUILDING MATERIALS -- 0.4%
 Armstrong World Ind.................................................       10,200          631,125
                                                                                       ------------
MEDIA, PUBLISHING -- 0.8%
 Gannett, Inc........................................................        4,100          274,700
 McGraw Hill Companies...............................................        9,400          385,400
 Time Warner, Inc....................................................        9,600          320,400
 Tribune Co..........................................................        6,300          452,813
                                                                                       ------------
                                                                                          1,433,313
                                                                                       ------------
MEDIA -- BROADCASTING -- 0.8%
 TeleCommunications, Inc.............................................        8,300          123,463
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
METALS -- 0.3%
 Newmont Mining Corp.................................................       10,500     $    555,188
                                                                                       ------------
MULTI INDUSTRIES -- 3.0%
 Alco Standard Corp..................................................       36,900        1,609,763
 Tenneco, Inc........................................................       18,800          935,300
 TRW, Inc............................................................       15,400        1,424,500
 Tyco, Int...........................................................       34,600        1,461,850
                                                                                       ------------
                                                                                          5,431,413
                                                                                       ------------
OIL & GAS INTERNATIONAL -- 2.3%
 Chevron Corp........................................................       12,300          724,163
 Exxon Corp..........................................................       19,600        1,594,950
 Mobil Oil...........................................................        9,200        1,037,300
 Texaco, Inc.........................................................        9,000          798,750
                                                                                       ------------
                                                                                          4,155,163
                                                                                       ------------
OIL & GAS PRODUCTION/SERVICES -- 2.3%
 Coastal Corp........................................................       20,100          796,453
 Panenergy Corp......................................................       20,500          679,063
 Halliburton Co......................................................       12,700          668,338
 Schlumberger Ltd....................................................        6,900          582,188
 Williams Co.........................................................       17,700          882,788
 USX Marathon Group..................................................       24,100          503,088
                                                                                       ------------
                                                                                          4,111,928
                                                                                       ------------
PAPER PRODUCTS -- 1.2%
 Champion International..............................................       27,100        1,165,300
 International Paper Co..............................................       11,300          452,000
 Willamette Inds.....................................................        8,200          506,350
                                                                                       ------------
                                                                                          2,123,650
                                                                                       ------------
PHARMACEUTICALS -- 5.4%
 American Home Products..............................................       21,000       1,244,2590
 Amgen Inc...........................................................       10,000          582,500
 Bristol-Meyers......................................................       15,800        1,386,450
 Lilly Eli & Co......................................................       19,800        1,133,550
 Abbot Laboratories..................................................       39,000        1,759,875
 Merck & Co., Inc....................................................       18,200        1,194,375
 Pfizer, Inc.........................................................       16,600        1,178,600
 Schering Plough Corp................................................       10,400          581,100
 Warner Lambert Co...................................................        5,400          321,300
 Johnson & Johnson...................................................        8,000          394,000
                                                                                       ------------
                                                                                          9,776,000
                                                                                       ------------
PHOTOGRAPHY -- 0.3%
 Eastman Kodak Co....................................................        6,900          500,250
                                                                                       ------------
RAILROAD -- 0.8%
 Burlington Northern Santa Fe........................................        8,400          672,000
 Union Pacific Corp..................................................        9,600          699,600
                                                                                       ------------
                                                                                          1,371,600
                                                                                       ------------
RETAIL -- 3.3%
 Home Depot..........................................................       28,300        1,503,438
 May Dept Stores.....................................................       24,000        1,092,000
 Wal-Mart Stores, Inc................................................       80,400        2,130,600
 Nordstrom, Inc......................................................       18,100          705,900
 Price/Costco, Inc...................................................       29,500          586,313
                                                                                       ------------
                                                                                          6,018,251
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
SEMICONDUCTORS -- 2.4%
 Intel Corp..........................................................       36,000     $  2,873,250
 National Semiconductor..............................................       44,700          821,363
 Motorola, Inc.......................................................       12,700          677,863
                                                                                       ------------
                                                                                          4,372,476
                                                                                       ------------
SOFT DRINKS, BEVERAGES -- 1.7%
 Coca-Cola Co........................................................       38,700        1,935,000
 Pepsico.............................................................       37,400        1,075,250
                                                                                       ------------
                                                                                          3,010,250
                                                                                       ------------
TELECOMMUNICATIONS EQUIPMENT -- 0.5%
 3 Com Corp..........................................................       18,000          841,500
                                                                                       ------------
TELECOMMUNICATIONS SERVICES -- 3.1%
 Airtouch Communications.............................................       13,000          357,500
 AT&T................................................................       25,900        1,359,750
 GTE.................................................................       36,100        1,421,438
 MCI Communications Corp.............................................       45,100        1,133,138
 Pacific Telesis Group...............................................       13,700          443,524
 Worldcom, Inc.......................................................       44,200          928,200
                                                                                       ------------
                                                                                          5,643,550
                                                                                       ------------
TOBACCO -- 1.6%
 Philip Morris Cos., Inc.............................................       20,900        1,875,775
 UST, Inc............................................................       33,400        1,002,000
                                                                                       ------------
                                                                                          2,877,775
                                                                                       ------------
TOYS -- 0.1%
 Mattel, Inc.........................................................        7,000          184,625
                                                                                       ------------
UTILITIES/ELECTRIC -- 0.8%
 Central & South West Corp...........................................       24,200          638,275
 Duke Power Co.......................................................       15,900          743,325
                                                                                       ------------
                                                                                          1,381,600
                                                                                       ------------
UTILITIES -- GAS -- 0.8%
 Noram Energy........................................................       65,700          960,863
 Pacific Enterprises.................................................       13,800          412,275
                                                                                       ------------
                                                                                          1,373,138
                                                                                       ------------
Total Common Stocks -- 57.2%
 (cost $95,101,290)..................................................                  $104,317,536
                                                                                       ------------

                                                                            PRINCIPAL
                                                              MATURITY       AMOUNT           VALUE
                  DESCRIPTION                      RATE         DATE          (000)          (NOTE 2)
------------------------------------------------   -----      --------      ---------      ------------
U.S. GOVERNMENT OBLIGATIONS
U.S. TREASURY BONDS -- 7.5%
 U.S. Treasury Bonds............................   10.38%     11/15/12       $ 8,800       $ 10,954,680
 U.S. Treasury Bonds............................    8.13%     08/15/21         2,500          2,739,675
                                                                                           ------------
                                                                                             13,694,355
                                                                                           ------------

---------------
See Notes to Financial Statements.

                                                                            PRINCIPAL
                                                              MATURITY       AMOUNT           VALUE
                  DESCRIPTION                      RATE         DATE          (000)          (NOTE 2)
------------------------------------------------   -----      --------      ---------      ------------
U.S. TREASURY NOTES -- 2.0%
 U.S. Treasury Notes............................    5.00%     02/15/99       $ 2,250       $  2,176,560
 U.S. Treasury Notes............................    6.63%     06/30/01         1,500          1,493,085
                                                                                           ------------
                                                                                              3,669,645
                                                                                           ------------
Total U.S. Government Obligations -- 9.5%
 (cost $18,085,133).............................                                             17,364,000
                                                                                           ------------
U.S. GOVERNMENT AGENCY OBLIGATIONS -- 13.4%
 Federal Home Loan Mortgage Corporation
   Pool #G10304.................................    6.50%     04/01/09           887            851,594
 Federal Home Loan Mortgage Corporation
   Pool #E60891.................................    6.50%     07/01/10         3,066          2,942,527
 Federal Home Loan Mortgage Corporation
   Pool #297505.................................    8.00%     06/01/17            12             12,216
 Federal Home Loan Mortgage Corporation
   Pool #533301.................................   10.50%     04/01/19            32             35,199
 Federal Home Loan Mortgage Corporation
   Pool #544066.................................    8.00%     12/01/19            13             13,416
 FNCI Pool #325602..............................    6.50%     10/01/10           578            554,414
 FNCI Pool #329451..............................    6.50%     03/01/11           992            951,578
 FNCI Pool #338029..............................    6.50%     03/01/11           421            403,518
 FNCI Pool #338572..............................    6.50%     03/01/11           673            644,942
 FNCI Pool #340676..............................    6.50%     03/01/11           999            958,542
 FNCI Pool #340686..............................    6.50%     03/01/11         1,270          1,218,180
Government National Mortgage Association
 Pool #146301...................................   10.00%     02/15/16            90             97,715
 GNSF Pool #318567..............................    8.00%     01/15/22            15             15,442
 GNSF Pool #317275..............................    8.00%     02/15/22            16             15,713
 GNSF Pool #321799..............................    8.00%     04/15/22           487            487,542
 GNSF Pool #323085..............................    8.00%     05/15/22           976            976,437
 GNSF Pool #342065..............................    8.00%     11/15/22           434            434,379
 FGLMC Pool #D66935.............................    7.50%     01/01/26           409            399,871
 FGLMC Pool #D66969.............................    7.50%     01/01/26           876            856,854
 FGLMC Pool #D68671.............................    7.50%     02/01/26           599            585,388
 FGLMC Pool #D69671.............................    7.50%     03/01/26            33             32,571
 FGLMC Pool #D70402.............................    7.50%     03/01/26           107            104,693
 FGLMC Pool #D69839.............................    7.50%     04/01/26           540            528,441
 FGLMC Pool #D69930.............................    7.50%     04/01/26           468            457,378
 FGLMC Pool #D70086.............................    7.50%     04/01/26           577            564,455
 FGLMC Pool #D71116.............................    7.50%     05/01/26            98             95,773
 FGLMC Pool #D71404.............................    7.50%     05/01/26         1,270          1,242,049
 FGLMC TBA......................................    8.00%     08/01/26         9,000          9,056,250
                                                                                           ------------
Total U.S. Government Agency Obligations
 (cost $24,942,940).............................                                             24,537,077
                                                                                           ------------
TAXABLE MUNICIPAL BONDS -- 0.4%
ILLINOIS --
 Cook County, General Obligation Bond...........    5.00%     11/15/23           800            685,000
                                                                                           ------------

---------------
See Notes to Financial Statements.

                                                                            PRINCIPAL
                                                              MATURITY       AMOUNT           VALUE
                  DESCRIPTION                      RATE         DATE          (000)          (NOTE 2)
------------------------------------------------   -----      --------      ---------      ------------
EURO BONDS -- 1.4%
 Republic of Italy Zero Coupon..................    0.00%     01/10/01       $ 3,500       $  2,559,375
                                                                                           ------------
COMMERCIAL PAPER -- 4.2%
 Nestle Capital Corp Cp**.......................    5.32%     09/10/96         3,800          3,798,344
 AT&T CP**......................................    5.32%     09/10/96         3,800          3,796,069
                                                                                           ------------
                                                                                              7,594,413
                                                                                           ------------
CORPORATE OBLIGATIONS -- 14.7%
CORPORATE BONDS -- 1.9%
 Lehman Brothers................................    5.75%     11/15/98         1,000            975,000
 Hertz Corporation..............................    7.00%     07/15/03         2,500          2,421,875
                                                                                           ------------
                                                                                              3,396,875
                                                                                           ------------
MEDIUM TERM NOTES -- 12.8%
 Morgan Stanley Group MTN.......................    5.63%     03/01/99         1,500          1,456,875
 Province of Quebec MTN.........................    7.98%     04/01/99         3,000          3,075,000
 General Motors Accept Corp.....................    7.38%     05/26/99         2,000          2,022,500
 Bank of Nova Scotia............................    9.00%     10/01/99         1,400          1,477,000
 GMAC...........................................    8.40%     10/15/99         1,345          1,398,800
 Ford Motor.....................................    8.38%     01/15/00         3,000          3,112,500
 International Lease Finance....................    5.71%     02/01/00         1,600          1,536,000
 Chrysler Financial Corp........................    5.63%     02/16/01         2,500          2,346,875
 NationsBank Credit Card Master.................    6.45%     04/15/03         3,500          3,455,168
 The Money Storetrust 1996-B....................    7.38%     05/15/17         3,500          3,494,112
                                                                                           ------------
                                                                                             23,374,830
                                                                                           ------------
Total Corporate Obligations
 (cost $38,264,533).............................                                             37,610,493
                                                                                           ------------
TOTAL INVESTMENTS -- 100.7%
 (COST $176,393,070)............................                                            183,829,106
Other Liabilities in Excess of
 Assets -- (0.7%)...............................                                             (1,317,231)
                                                                                           ------------
NET ASSETS -- 100%..............................                                           $182,511,875
                                                                                           ============

---------------

 * Mortgage-backed pass-through obligations
** Discount Security

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

ASSETS:
  Investments in securities at value (cost $176,393,070)..............   $183,829,106
  Cash................................................................         73,400
  Receivable for investment securities sold...........................      7,892,860
  Contribution receivable.............................................        107,408
  Dividends receivable................................................        262,201
  Interest receivable.................................................        876,103
  Deferred organization costs and prepaid expenses....................         32,592
                                                                         ------------
Total assets..........................................................    193,073,670
                                                                         ------------
LIABILITIES:
  Withdrawal payable..................................................         15,811
  Payable for investment securities purchased.........................     10,448,530
  Advisor fees payable................................................         30,460
  Accrued audit fees..................................................         20,068
  Accrued Legal fees..................................................         10,992
  Accrued accounting fees.............................................         10,161
  Accrued custody fees................................................          7,320
  Administration fees payable.........................................          2,768
  Other accrued expenses..............................................         15,685
                                                                         ------------
Total liabilities.....................................................     10,561,795
                                                                         ------------
NET ASSETS............................................................   $182,511,875
                                                                         ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Statements of Operations
For the six months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Interest.................................................                  $ 2,535,308
  Dividends................................................                    1,020,836
                                                                             -----------
                                                                               3,556,144
                                                                             -----------
EXPENSES:
  Advisory fees............................................      507,536
  Administration fees......................................       46,140
  Fund accounting fees and expenses........................       66,782
  Audit fees...............................................       20,491
  Custodian fees and expenses..............................       15,125
  Legal fees...............................................       12,307
  Trustees fees............................................        9,695
  Amortization of organization costs.......................        6,982
  Other operating expenses.................................        5,449
                                                              ----------
                                                                 690,507
  Less: Fee waivers and expense reimbursements.............     (396,867)
                                                              ----------
                                                                                 293,640
                                                                             -----------
Net Investment Income......................................                    3,262,504
                                                                             -----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
  Net realized gain on securities transactions.............                    8,726,909
  Net change in unrealized appreciation (depreciation) on
    investments............................................                   (8,382,622)
                                                                             -----------
Net Gain on Investments....................................                      344,287
                                                                             -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.......                  $ 3,606,791
                                                                             ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                          FOR THE SIX
                                                          MONTHS ENDED     FOR THE
                                                           AUGUST 31,     YEAR ENDED
                                                              1996       FEBRUARY 29,
                                                          (UNAUDITED)        1996
                                                          ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
  Net investment income.................................. $  3,262,504   $  6,425,653
  Net realized gain (loss) on securities transactions....    8,726,909     19,223,012
  Net change in unrealized appreciation (depreciation) on
    investments..........................................   (8,382,622)     8,662,241
                                                          ------------   ------------
  Net increase in net assets resulting from operations...    3,606,791     34,310,906
                                                          ------------   ------------
Trust Share Transactions:
  Contributions..........................................   13,790,000     31,372,458
  Withdrawals............................................  (15,939,330)   (35,499,213)
                                                          ------------   ------------
  Net decrease in net assets resulting from Trust share
    transactions.........................................   (2,149,330)    (4,126,755)
                                                          ------------   ------------
Total Increase...........................................    1,457,461     30,184,151
NET ASSETS:
  Beginning of period....................................  181,054,414    150,870,263
                                                          ------------   ------------
  End of period.......................................... $182,511,875   $181,054,414
                                                          ============   ============

See Notes to Financial Statements.

---------------

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Master Investment Trust, Series I (the "Trust"), a Delaware business trust, is registered under the Investment Company Act of 1940, as amended (the "Act") as an open-end management investment company. At August 31, 1996, the Trust consisted of five portfolios. The accompanying financial statements and notes are those of the Asset Allocation Portfolio (the "Portfolio") only.

    The investment objective of the Portfolio is to obtain long term growth from capital appreciation and dividend and interest income. The Portfolio seeks to achieve its objective by actively allocating investments among the three major asset categories: bonds, equity securities and cash equivalents.

    Bank of America National Trust and Savings Association ("Bank of America"), a wholly owned subsidiary of BankAmerica Corporation, serves as the Portfolio's investment adviser.

    Concord Holding Corporation ("Concord") serves as the Portfolio's administrator through BISYS Fund Services (Ireland) Ltd., a wholly owned subsidiary of Concord. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Portfolio in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    Portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the date of valuation or, if none is available, at the mean between the current quoted bid and asked prices on the date of valuation. Securities that are primarily traded on the NASDAQ national securities market are valued at the last reported sales price on the date of valuation or, if none is available, at the last quoted bid price on the date of valuation. The Portfolio may use an independent pricing service, approved by the Board of Trustees, to value certain of its securities. Such prices reflect market values which may be established through the use of electronic data processing techniques and matrix systems. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Trustees. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days until maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

B)SECURITIES TRANSACTIONS AND
   INVESTMENT INCOME:

    Securities transactions are accounted for on a trade date basis. Realized gains and losses on securities transactions are determined on the identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily. Dividend income is recorded on the ex-dividend date.

C) EXPENSES:

    Expenses directly attributable to the Portfolio are charged to the Portfolio while Trust expenses attributable to more than one portfolio of the Trust and general Trust expenses are allocated among the respective portfolios of the Trust.

D) FEDERAL INCOME TAXES:

    The Portfolio will be treated as a partnership for federal income tax purposes. As such, each investor in the Portfolio will be taxed on their share of the Portfolio's ordinary income and capital gains. It is intended that the Portfolio will be managed in such a way that an investor will be able to satisfy the requirements of the Internal Revenue Code applicable to regulated investment companies.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Portfolio has an Advisory Agreement with Bank of America and an Administration Agreement with Concord.

    As Adviser, Bank of America is responsible for managing the investment of the assets of the Portfolio in conformity with the stated objectives and policies of the Portfolio. For its services, Bank of America is entitled to a fee, accrued daily and paid monthly, at an annual rate of 0.55% of the average daily net assets of the Portfolio. For the period ended August 31, 1996, Bank of America waived $363,775 in fees as Adviser of the Portfolio.

    As Administrator, Concord assists in supervising the operations of the Portfolio. For its services, Concord is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.05% of the Portfolio's average daily net assets. For the period ended August 31, 1996, Concord waived $33,092 in fees as Administrator of the Portfolio.

    For services provided to all five of the portfolios constituting the Trust, each Trustee receives an annual fee of $3,000 and a meeting fee of $500. For the period ended August 31, 1996, the Portfolio incurred legal expenses of $12,307, which were earned by a law firm, a partner of which serves as Secretary of the Trust.

Certain officers of the Trust are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- PURCHASES AND SALES OF SECURITIES

    The following table summarizes the securities transactions effected by the Portfolio, excluding short-term securities, for the period ended August 31, 1996.

                                       PURCHASES        SALES
                                      ------------   -----------
U.S. Government...................... $  6,776,406    $         0
Other................................   94,121,136     97,191,208
                                      ------------    -----------
                                      $100,897,542    $97,191,208
                                      ============    ===========

    At August 31, 1996, the cost of the securities of the Portfolio for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly, net unrealized appreciation of investments amounted to $7,436,036, consisting of gross unrealized appreciation of $12,044,215, and gross unrealized depreciation of $4,608,179.

NOTE 5 -- CONCENTRATION OF CREDIT RISK

    The Portfolio had the following concentrations by industry sector at August 31, 1996 (as a percentage of total investments):

U.S.Treasury Bonds...........      7.4%
U.S.Treasury Notes...........      2.0%
U.S. Govt. Agency
  Obligations................     13.3%
Taxable Municipal Bonds......      0.4%
Medium Term Notes............     12.7%
Corporate Obligations........      1.9%
Commercial Paper Discount....      4.1%
Eurobonds....................      1.4%
Aerospace/Defense............      0.9%
Airlines.....................      0.2%
Aluminium....................      0.3%
Automobiles/Automobile
  parts......................      1.1%
Banks........................      3.6%
Beverages....................      2.2%
Chemicals....................      2.1%
Computer Hardware............      2.8%
Computer Software............      2.0%
Household, General Products..      1.9%
Electrical Products..........      2.8%
Semiconductors...............      2.4%
Financial Services...........      2.7%
Food.........................      1.4%
Health Care..................      0.7%
Insurance Life...............      0.5%
Insurance -- Property and
  Casualty...................      1.0%
Oil and Gas..................      4.5%
Leisure......................      0.7%
Manufacturing -- Building
  Materials..................      0.3%
Manufacturing -- Machinery...      1.0%
Media,
  Publishing/Broadcasting....      0.9%
Metals.......................      0.3%
Multi Industry...............      2.9%
Paper Products...............      1.2%
Pharmaceuticals..............      5.3%
Photography..................      0.3%
Railroads....................      0.7%
Retail.......................      3.3%
Telecommunications
  Equipment..................      0.5%
Telecommunications...........      3.1%
Tobacco......................      1.6%
Toys.........................      0.1%
Utilities -- Gas/Electric....      1.4%
Commercial Services..........      0.1%
                                 -----
                                 100.0%
                                 =====

MASTER INVESTMENT TRUST SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                                                 SIX
                                             MONTHS ENDED       YEAR           YEAR          PERIOD
                                              AUGUST 31,       ENDED          ENDED          ENDED
                                                 1996       FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                             (UNAUDITED)        1996           1995          1994*
                                             ------------   ------------   ------------   ------------
Ratio of Expenses to average net assets+....       0.32%++      0.26%          0.17%           0.24%++
Ratio of investment income to average net
  assets+...................................       3.54%++      3.87%          4.01%           3.35%++
Portfolio Turnover..........................         55%         157%           142%             67%
Average commission rate paid(a).............   $ 0.0010

---------------

 * For the period December 6, 1993 (commencement of operations) through February 28, 1994

 + Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.43%, 0.47%, 0.60% and 0.03% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

++ Annualized

(a) Represents the dollar amount of commissions paid on Portfolio transactions divided by the total number of shares purchased and sold for which commissions were charged and is calculated on the basis of the Portfolio as a whole without distinguishing between the classes of shares issued.

See Notes to Financial Statements.

PACIFIC HORIZON U.S. GOVERNMENT SECURITIES FUND
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                    MATURITY           PRINCIPAL         VALUE
           DESCRIPTION               RATE             RANGE           AMOUNT (000)     (NOTE 2)
----------------------------------   -----    ---------------------   ------------    -----------
U.S. GOVERNMENT AGENCY
 OBLIGATIONS -- 93.6%
 Government National Mortgage
   Assoc.*........................   11.50%    2/15/98 to 2/15/00     $       41      $    43,472
 Government National Mortgage
   Assoc.*........................   11.00%    2/15/98 to 9/20/19            924          994,285
 Government National Mortgage
   Assoc.*........................   10.50%    12/15/97 to 5/10/32         3,407        3,632,637
 Government National Mortgage
   Assoc.*........................   10.00%    10/15/98 to 3/15/21         1,305        1,395,215
 Government National Mortgage
   Assoc.*........................   9.50 %    3/15/98 to 4/20/06          1,711        1,794,757
 Government National Mortgage
   Assoc.*........................   9.00 %    6/15/01 to 6/15/07            366          382,568
 Government National Mortgage
   Assoc.*........................   8.50 %         10/15/09                 400          414,062
 Government National Mortgage
   Assoc.*........................   8.00 %    1/15/20 to 7/15/26         16,169       16,184,167
 Government National Mortgage
   Assoc.*........................   7.50 %    7/15/96 to 4/15/26         21,095       20,609,020
 Government National Mortgage
   Assoc.*........................   7.00 %    12/15/08 to 8/15/25        27,539       26,823,936
 Government National Mortgage
   Assoc.*........................   6.00 %         12/15/10                 461          433,520
                                                                                      -----------
Total U.S. Government Agency
 Obligations
 (cost $73,973,919)...............                                                     72,707,639
                                                                                      -----------

                                                        MATURITY DATE
                                                    ---------------------
U.S. TREASURY OBLIGATIONS -- 6.1%
U.S. TREASURY NOTES -- 6.1%
 U.S. Treasury Notes - Annual...........   6.88 %          5/15/96               4,800       4,777,536
                                                                                           -----------
Total U.S. Treasury Obligations
 (cost $4,825,914)......................                                                     4,777,536
                                                                                           -----------
TOTAL INVESTMENTS
 (COST $78,799,833) (a) -- 99.7%........                                                    77,485,175
Other Assets in excess of other
 liabilities -- 0.3%....................                                                       198,527
                                                                                           -----------
NET ASSETS -- 100.0%....................                                                   $77,683,702
                                                                                           ===========

---------------

Percentages indicated are based on net assets of $77,683,702.

(a) Represents cost for federal income tax purposes and differs from value by net unrealized depreciation of securities as follows:

       Unrealized appreciation......................................................  $    91,776
       Unrealized depreciation......................................................   (1,406,434)
                                                                                      -----------
       Net unrealized depreciation..................................................  $(1,314,658)
                                                                                      ===========

* Mortgage-backed pass-through obligation.

---------------
See Notes to Financial Statements.

PACIFIC HORIZON U.S. GOVERNMENT SECURITIES FUND
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

ASSETS:
  Investment in securities, at value (cost $78,799,833)............       $ 77,485,175
  Cash.............................................................             66,325
  Receivable for Portfolio shares sold.............................             45,859
  Interest receivable..............................................            570,115
  Receivable for investment securities sold........................            200,000
                                                                           -----------
Total assets.......................................................         78,367,474
                                                                           -----------
LIABILITIES:
  Dividends payable................................................            437,781
  Payable for Portfolio shares redeemed............................            143,377
  Advisory fees payable............................................              6,810
  Administration fees payable......................................              3,784
  Shareholder service fees payable -- A Shares.....................             16,845
  Other accrued expenses...........................................             75,175
                                                                           -----------
Total liabilities..................................................            683,772
                                                                           -----------
NET ASSETS.........................................................       $ 77,683,702
                                                                           ===========
Net Assets:
  A Shares.........................................................       $ 77,682,708
  K Shares.........................................................                994
                                                                           -----------
                                                                          $ 77,683,702
                                                                           ===========
Shares Outstanding ($0.001 par value, 300 million shares
  authorized):
  A Shares.........................................................          8,491,665
  K Shares.........................................................                109
                                                                           -----------
                                                                             8,491,774
                                                                           ===========
CALCULATION OF MAXIMUM OFFERING PRICE -- A SHARES:
  Net asset value and redemption price per share...................              $9.15
  Sales charge -- 4.50% of public offering price...................               0.43
                                                                           -----------
  Maximum Offering Price...........................................              $9.58
                                                                           ===========
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER SHARE -- K
  SHARES...........................................................              $9.15
                                                                           ===========
COMPOSITION OF NET ASSETS:
  Shares of common stock, at par...................................       $      8,492
  Additional paid-in capital.......................................         89,418,195
  Accumulated net realized losses on investment transactions.......        (10,036,704)
  Net unrealized depreciation of investments.......................         (1,314,658)
  Distributions in excess of net investment income.................           (391,623)
                                                                           -----------
NET ASSETS, AUGUST 31, 1996........................................       $ 77,683,702
                                                                           ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON U.S. GOVERNMENT SECURITIES FUND
--------------------------------------------------------------------------------

Statement of Operations
For the six months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Interest...........................................               $     2,856,573
                                                                        -----------
EXPENSES:
  Advisory fees......................................   $  147,396
  Administration fees................................       84,455
  Shareholder service fees -- A Shares...............      105,387
  Transfer agent fees and expenses...................       59,896
  Custodian fees and expenses........................       31,916
  Audit fees.........................................       19,822
  Reports to shareholders............................       19,310
  Legal fees.........................................        1,140
  Directors' fees....................................          951
  Insurance expense..................................        1,358
  Registration fees..................................       30,448
  Other expenses.....................................        2,576
                                                          --------
                                                           504,655
    Less: Fee waivers................................     (139,812)
        Expenses paid by third parties...............       (3,229)         361,614
                                                          --------      -----------
NET INVESTMENT INCOME................................                     2,494,959
                                                                        -----------
REALIZED AND UNREALIZED LOSSES ON INVESTMENTS:
  Net realized losses on securities transactions.....                    (1,711,617)
  Net change in unrealized depreciation of
    investments......................................                      (774,664)
                                                                        -----------
Net Loss on Investments..............................                    (2,486,281)
                                                                        -----------
NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS.........................................                  $      8,678
                                                                        ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON U.S. GOVERNMENT SECURITIES FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                     SIX MONTHS ENDED        YEAR ENDED
                                                     AUGUST 31, 1996     FEBRUARY 29, 1996
                                                     ----------------    -----------------
                                                       (UNAUDITED)
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income..............................   $  2,494,959       $   5,736,176
  Net realized gains (losses) on securities
    transactions.....................................     (1,711,617)          2,942,308
  Net change in unrealized depreciation of
    investments......................................       (774,664)         (1,443,927)
                                                        ------------       -------------
  Net increase (decrease) in net assets resulting
    from operations..................................          8,678           7,234,557
                                                        ------------       -------------
Dividends and distributions to shareholders --
  A Shares:
  Dividends to shareholders from net
    investment income................................     (2,668,698)         (5,736,176)
  Distributions in excess of net investment income...             --             (70,303)
  Tax return of capital distribution.................             --            (295,885)
Dividends and distributions to shareholders --
  K Shares:
  Dividends to shareholders from net investment
    income (a).......................................             (7)                 --
                                                        ------------       -------------
Total Dividends and Distributions to Shareholders....     (2,668,705)         (6,102,364)
                                                        ------------       -------------
Fund Share Transactions:
  Net proceeds from shares subscribed................      3,884,331         117,170,124
  Net asset value of shares issued to shareholders in
    reinvestment of dividends........................      1,850,907           4,090,811
  Cost of shares redeemed............................    (14,882,440)       (120,256,427)
                                                        ------------       -------------
  Net increase (decrease) in net assets from Fund
    share transactions...............................     (9,147,202)          1,004,508
                                                        ------------       -------------
Total Increase (Decrease)............................    (11,807,229)          2,136,701
NET ASSETS:
  Beginning of year..................................     89,490,931          87,354,230
                                                        ------------       -------------
  End of year........................................   $ 77,683,702       $  89,490,931
                                                        ============       =============

---------------

(a) For the period from July 22, 1996 (commencement of operations) through August 31, 1996.

See Notes to Financial Statements.

PACIFIC HORIZON FUNDS
--------------------------------------------------------------------------------

Statement of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                           CORPORATE      INTERMEDIATE
                                                           BOND FUND       BOND FUND
                                                          -----------     ------------
ASSETS:
  Investment in Master Investment Trust, Series I --
    Corporate Bond Portfolio and Investment Grade Bond
      Portfolio, respectively, at value................   $29,751,836      $14,844,523
    Receivable from Administrator......................            --           13,402
  Deferred organization costs and prepaid expenses.....        12,852           49,072
                                                          -----------      -----------
Total assets...........................................    29,764,688       14,906,997
                                                          -----------      -----------
LIABILITIES:
  Dividend payable.....................................       150,441           65,379
  Accrued accounting fees..............................         7,811           10,041
  Accrued reports to shareholders expenses.............         6,255           15,493
  Accrued audit fees...................................         4,404           10,109
  Other accrued expenses...............................         4,285           12,659
                                                          -----------      -----------
Total liabilities......................................       173,196          113,681
                                                          ===========      ===========
NET ASSETS.............................................   $29,591,492      $14,793,316
                                                          ===========      ===========
Net Assets:
  A Shares.............................................   $29,590,501      $14,792,321
  K Shares.............................................           991              995
                                                          -----------      -----------
                                                          $29,591,492      $14,793,316
                                                          ===========      ===========
Shares Outstanding ($0.001 par value, 150 million
  shares authorized):
  A Shares.............................................    1,920,521         1,560,106
  K Shares.............................................           64               105
                                                          -----------      -----------
                                                            1,920,585        1,560,211
                                                          ===========      ===========
CALCULATION OF MAXIMUM OFFERING PRICE -- A SHARES:
  Net asset value and redemption price per share.......        $15.41            $9.48
  Sales charge -- 4.50% of public offering price.......          0.73             0.45
                                                          -----------      -----------
  Maximum Offering Price...............................        $16.14            $9.93
                                                          ===========      ===========
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE
  PER SHARE -- K SHARES................................        $15.40            $9.48
                                                          ===========      ===========
COMPOSITION OF NET ASSETS:
  Shares of common stock, at par.......................   $     1,921      $     1,560
  Additional paid-in capital...........................    37,022,900       15,124,314
  Accumulated net realized losses on investment
    transactions.......................................    (7,512,705)         (59,269)
  Distributions in excess of net investment income.....       (66,324)              --
  Net unrealized appreciation/(depreciation) on
    investments........................................       145,700         (273,289)
                                                          -----------      -----------
NET ASSETS, AUGUST 31, 1996............................   $29,591,492      $14,793,316
                                                          ===========      ===========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON FUNDS
--------------------------------------------------------------------------------

Statement of Operations
For the six months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                           CORPORATE      INTERMEDIATE
                                                           BOND FUND       BOND FUND
                                                          -----------     ------------
INVESTMENT INCOME:
Investment Income from Master Investment Trust,
  Series I -- Corporate Bond Portfolio and Investment
  Grade Bond Portfolio, respectively:
  Interest.............................................   $1,124,596      $   404,490
                                                          ----------        ---------
  Expenses.............................................      116,052           68,631
  Less: Fee waivers and expense reimbursements.........      (77,178)         (48,964)
                                                          ----------        ---------
                                                              38,874           19,667
                                                          ----------        ---------
Net Investment Income from Master Investment Trust,
  Series I -- Corporate Bond Portfolio and Investment
  Grade Bond Portfolio, respectively...................    1,085,722          384,823
                                                          ----------        ---------
EXPENSES:
  Shareholder service fees -- A Shares.................       38,534           16,546
  Administration fees..................................       22,994            9,871
  Transfer agent fees and expenses.....................       27,702            6,726
  Registration fees....................................       18,446           18,242
  Reports to shareholders expenses.....................       20,452           11,304
  Fund accounting fees and expenses....................       17,983           12,619
  Amortization of organization costs...................        7,190           10,004
  Audit fees...........................................        3,893            1,795
  Legal fees...........................................        7,688            1,376
  Directors' fees......................................          299               96
  Other operating expenses.............................        7,334              639
                                                          ----------        ---------
                                                             172,515           89,218
  Less: Fee waivers and expense reimbursements.........      (22,994)         (59,277)
                                                          ----------        ---------
                                                             149,521           29,941
                                                          ----------        ---------
Net Investment Income..................................      936,201          354,882
                                                          ----------        ---------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  FROM MASTER INVESTMENT TRUST, SERIES I -- CORPORATE
  BOND PORTFOLIO AND INVESTMENT GRADE BOND PORTFOLIO,
  RESPECTIVELY:
  Net realized gain (loss) on securities
    transactions.......................................       42,292         (156,064)
  Net change in unrealized appreciation (depreciation)
    on investments.....................................   (1,392,788)        (232,004)
                                                          ----------        ---------
Net Loss on Investments from Master Investment Trust,
  Series I -- Corporate Bond Portfolio and Investment
  Grade Bond Portfolio, respectively...................   (1,350,496)        (388,068)
                                                          ----------        ---------
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS...   $ (414,295)     $   (33,186)
                                                          ==========        =========

---------------
See Notes to Financial Statements.

PACIFIC HORIZON CORPORATE BOND FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                      SIX MONTHS ENDED        YEAR ENDED
                                                      AUGUST 31, 1996     FEBRUARY 29, 1996
                                                      ----------------    -----------------
                                                        (UNAUDITED)
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
  Net investment income.............................    $    936,201         $ 1,964,098
  Net realized gain on securities transactions......          42,292           1,346,714
  Net change in unrealized appreciation
    (depreciation) of investments...................      (1,392,788)            885,897
                                                        ------------         -----------
  Net increase (decrease) in net assets resulting
    from operations.................................        (414,295)          4,196,709
                                                        ------------         -----------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS A
  SHARES:
  Dividends to shareholders from net
    investment income...............................        (936,197)         (1,964,098)
  Dividends to shareholders in excess of net
    investment income...............................              --             (95,000)
  K SHARES(a):
  Dividends to shareholders from net investment
    income..........................................              (4)                 --
                                                        ------------         -----------
TOTAL DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS...        (936,201)         (2,059,098)
                                                        ------------         -----------
FUND SHARE TRANSACTIONS:
  Net proceeds from shares subscribed...............       2,133,887           4,789,390
  Net asset value of shares issued to shareholders
    in reinvestment of dividends....................         288,919             566,762
  Cost of shares redeemed...........................      (3,868,232)         (6,478,258)
                                                        ------------         -----------
  Net decrease in net assets from Fund share
    transactions....................................      (1,445,426)         (1,122,106)
                                                        ------------         -----------
TOTAL INCREASE (DECREASE)...........................      (2,795,922)          1,015,505
NET ASSETS:
  Beginning of period...............................      32,387,414          31,371,909
                                                        ------------         -----------
  End of period.....................................    $ 29,591,492         $32,387,414
                                                        ============         ===========

---------------

(a) For the period July 22, 1996 (commencement of operations) through August 31, 1996.

See Notes to Financial Statements.

PACIFIC HORIZON INTERMEDIATE BOND FUND
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                      SIX MONTHS ENDED
                                                      AUGUST 31, 1996        YEAR ENDED
                                                        (UNAUDITED)       FEBRUARY 29, 1996
                                                      ----------------    -----------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
  Net investment income.............................    $    354,882         $   406,486
  Net realized gain (loss) on securities
    transactions....................................        (156,064)            154,841
  Net change in unrealized appreciation
    (depreciation) of investments...................        (232,004)            (58,037)
                                                        ------------         -----------
  Net increase (decrease) in net assets resulting
    from operations.................................         (33,186)            503,290
                                                        ------------         -----------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS
  A SHARES:
  Dividends to shareholders from net investment
    income..........................................        (354,861)           (406,485)
  Distribution to shareholders from net realized
    gains...........................................              --             (26,279)
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS
  K SHARES (a):
  Dividends to shareholders from net investment
    income..........................................             (21)                 --
                                                        ------------         -----------
TOTAL DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS...        (354,882)           (432,764)
                                                        ------------         -----------
FUND SHARE TRANSACTIONS:
  Net proceeds from shares subscribed...............       4,454,681          12,184,154
  Net asset value of shares issued to shareholders
    in reinvestment of dividends and
    distributions...................................         189,140             273,214
  Cost of shares redeemed...........................      (2,641,836)         (1,312,597)
                                                        ------------         -----------
  Net increase in net assets from Fund share
    transactions....................................       2,001,985          11,144,771
                                                        ------------         -----------
Total Increase......................................       1,613,917          11,215,297
NET ASSETS:
  Beginning of period...............................      13,179,399           1,964,102
                                                        ------------         -----------
  End of period.....................................    $ 14,793,316         $13,179,399
                                                        ============         ===========

---------------

(a) For the period July 22, 1996 (commencement of operations) through August 31, 1996.

See Notes to Financial Statements.

PACIFIC HORIZON FUNDS
--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Pacific Horizon Funds, Inc. (the "Company"), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At August 31, 1996, the Company operated as a series company comprising seventeen funds. The accompanying financial statements and notes are those of the Pacific Horizon U.S. Government Securities Fund (the "U.S. Government Securities Fund" ), the Pacific Horizon Corporate Bond Fund (the "Corporate Bond Fund" ) and the Pacific Horizon Intermediate Bond Fund (the "Intermediate Bond Fund") (collectively the "Funds") only.

    The U.S. Government Securities Fund seeks to provide investors with a high level of current income, consistent with the preservation of capital. It does so by investing primarily in instruments issued by the Government National Mortgage Association. The Corporate Bond Fund and Intermediate Bond Fund seek to achieve their investment objectives by investing substantially all of their assets in the Corporate Bond and Investment Grade Bond Portfolios (collectively, the "Portfolios"), which are operating portfolios of Master Investment Trust, Series I (the "Trust"), open-ended management investment companies, that have the same investment objectives as those of the Funds. The value of each Fund's investment in the Portfolios included in the accompanying statements of assets and liabilities reflects the Fund's proportionate beneficial interest in the net assets of that Portfolio (100% and 16.13% for Corporate Bond and Intermediate Bond Funds at August 31, 1996 respectively). The financial statements of the Portfolios of the Trust, including the portfolios of investments, are included elsewhere within this report and should be read in conjunction with the Funds' financial statements.

    Bank of America National Trust and Savings Association ("Bank of America"), a subsidiary of BankAmerica Corporation, serves as the U.S. Government Securities Fund's and the Portfolios' investment adviser. Concord Holding Corporation ("Concord") serves as the Funds' administrator and Concord Financial Group, Inc. (the "Distributor"), a wholly owned subsidiary of Concord, serves as the distributor of the Funds' shares. Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) PORTFOLIO VALUATIONS:

    The U.S. Government Securities Fund's portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less), are valued at the last reported sale price on the date of valuation or, if none is available, at the mean between the current quoted and asked prices on the date of valuation as provided by investment dealers.

    Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days to maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

    The valuation of securities of the Corporate Bond and Intermediate Bond Funds' investment in the Portfolios is discussed in Note 2 to the Portfolios' financial statements.

B) SECURITIES TRANSACTIONS, INVESTMENT INCOME, EXPENSES AND REALIZED AND UNREALIZED GAINS AND LOSSES:

    The U.S. Government Securities Fund records security transactions on a trade date basis. Realized gains and losses from security transactions are recorded on an identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily.

    The Corporate Bond Fund and the Intermediate Bond Fund record their share of the investment income, expenses and realized and unrealized gains and losses recorded by their respective Portfolios on a daily basis. The investment income, expenses and realized and unrealized gains and losses are allocated daily to investors in each Portfolio based upon the value of their investments in the Portfolio. Such investments are adjusted on a daily basis.

    Expenses directly attributable to the U.S. Government Securities Fund, the Corporate Bond Fund or the Intermediate Bond Fund, are charged directly to the appropriate Fund, while Company expenses attributable to more than one Fund of the Company are allocated among the respective Funds.

C) DIVIDENDS AND DISTRIBUTIONS:

    The Funds declare dividends to shareholders of record on the day of declaration from net investment income. Such dividends are declared daily and paid monthly. Net realized gains, if any, will be distributed annually. However, to the extent that net realized gains of the Funds can be offset by capital loss carryovers of the Funds, such gains will not be distributed. Dividends and distributions are recorded on the ex-dividend date.

    The amounts of dividends from net investment income and of distributions from net realized gains are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions to shareholders which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized gains. To the extent they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of capital. Accordingly, the U.S. Government Securities Fund has reclassified $295,885 from net investment income to additional paid in capital relating to permanent differences arising from distributions to shareholders.

D) FEDERAL INCOME TAXES:

    It is the policy of the Funds to meet the requirements of the Internal Revenue Code (the "Code") applicable to regulated investment companies and to distribute substantially all of their taxable income to shareholders. Therefore, no federal income tax provision is required.

    At February 29, 1996, the U.S. Government Securities Fund had capital loss carryforwards of $8,325,087, which will expire in fiscal 2003. To the extent provided by the regulations in the Code, these capital loss carryforwards will be used to offset future net realized gains on securities transactions. As such it is probable that the gains so offset will not be distributed to the shareholders. Additionally, the Fund utilized $1,463,432 of capital loss carryovers during the period ended February 29, 1996.

    The Corporate Bond Fund had $7,554,997 capital loss carryovers which may be used to offset any future realized gains on securities transactions to the extent provided for in the Code. Any such unused capital loss carryovers will expire as follows:

1997........................   $  827,887
1998........................      442,467
1999........................    5,401,993
2003........................      882,650

    It is anticipated that no distributions of future net realized gains on investments will be made to shareholders until the capital loss carryovers are offset by net realized gains or expire.

    The Funds' account and report distributions to shareholders are in accordance with AICPA Statement of Position 93-2: Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distribution by Investment Companies.

    For the period ended February 29, 1996, the reclassification arising from book/tax differences resulted in increases and decreases to the components of net assets for the Corporate Bond Fund. The following table discloses the effect of such differences reclassified between undistributed accumulated net investment income, accumulated undistributed net realized gain/loss on investments and paid-in capital:

ACCUMULATED   ACCUMULATED
UNDISTRIBUTED UNDISTRIBUTED
    NET           NET
INVESTMENT     REALIZED       PAID-IN
  INCOME      GAIN/(LOSS)     CAPITAL
-----------   -----------   -----------
  $82,436     $1,532,208    $(1,643,570)

E) OTHER:

    The Intermediate Bond Fund incurred certain costs in connection with its organization. Such costs have been deferred and are being amortized by the Fund on a straight line basis over five years.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The U.S. Government Securities Fund has an Investment Advisory Agreement with Bank of America and the Funds have an Administration Agreement with Concord and a Distribution Agreement with the Distributor. Pursuant to the terms of the Investment Advisory Agreement with the U.S. Government Securities Fund, Bank of America is entitled to a fee which is accrued daily and payable monthly, at an annual rate of 0.35% of the net assets of the U.S. Government Securities Fund. Pursuant to the terms of the Administration Agreement, Concord is entitled to a fee from the U.S. Government Securities Fund, the Corporate Bond Fund and the Intermediate Bond Fund, which is accrued daily and paid monthly, at an annual rate of 0.20%, 0.15% and 0.15% respectively, of each Fund's average net assets. For the six months ended August 31, 1996 Concord agreed to waive its entire fee as Administrator for the Corporate Bond Fund and the Intermediate Bond Fund.

    The Investment Advisory Agreement for U.S. Government Securities Fund and the Administration Agreements provide that if, in any fiscal year, the operating expenses of any Fund (generally excluding interest, taxes, brokerage commissions and extraordinary expenses) exceed the most restrictive expense limitation of any state having jurisdiction over the Fund, then Bank of America and Concord will reimburse the Fund for any such expenses. At August 31, 1996, the most restrictive expense limitation is believed to limit expenses to 2.5% of the first $30 million of each of the Fund's average daily net assets, plus 2.0% of the next $70 million of such assets, plus 1.5% of such assets in excess of $100 million. These agreements provide that such reimbursements will be estimated and paid on a monthly basis.

    For the six months ended August 31, 1996, the Distributor advised that it retained $4,076, $6,007 and $6,515 from commissions earned on sales of the U.S. Government Securities Fund, the Corporate Bond Fund and the Intermediate Bond Fund shares, respectively. For the same period, Bank of America and its affiliates advised the Funds that they retained $102,317, $47,153 and $62,403 from commissions earned on sales of shares of the U.S. Government Securities Fund, the Corporate Bond Fund and the Intermediate Bond Fund, respectively.

    The Funds have adopted a Shareholder Service Plan (the "Plan") under which each Fund pays for shareholder servicing expenses incurred in connection with A Shares of each Fund. Under the Plan, payments by each Fund for shareholder servicing expenses may not exceed 0.25% (annualized) of the average daily net assets of each Fund's A Shares. For the six months ended August 31, 1996, the U.S. Government Securities Fund, the Corporate Bond Fund and the Intermediate Bond Fund incurred charges of $105,387, $38,534 and $16,546, respectively, pursuant to the plan. The Funds were advised that of these amounts, the Distributor retained $5,145, $29,470 and $472, respectively, and affiliates of the Bank of America retained $95,842, $5,473 and $15,887, respectively. The Plan provides that if, in any months, the fees paid to the Distributor are less than the costs incurred by the Distributor, the excess costs will be included in future computations of the fee, provided that any excess costs will not be carried forward beyond the end of the fiscal year in which such excess costs were incurred. The Funds have adopted a Distribution Plan and an Administrative and Shareholder Services Plan with respect to K Shares of the Funds. Under the Distribution Plan, the Funds pay the Distributor for expenses primarily intended to result in the sale of the Funds' K Shares. Under the Distribution Plan, payments by the Funds for distribution expenses may not exceed 0.75% (annualized) of the average daily net assets of each Fund's K Shares. Payments for distribution expenses under the Distribution Plan are subject to Rule 12b-1 under the Act. Under the Administrative and Shareholder Services Plan (the "Administrative Plan"), the Funds pay for expenses incurred in connection with shareholder services provided by the Distributor and payments to Service Organizations for the provision of support services with respect to beneficial owners of K Shares. Under the Administrative Plan, payments for shareholder services and administrative services may not exceed 0.25% and 0.75% (annualized), respectively, of the average daily net assets of each Fund's K Shares. The total of all payments under the Distribution Plan and the Administrative and Shareholder Services Plan may not exceed, in the aggregate, the annual rate of 1.00% of the average daily net assets of each Fund's K Shares.

    Effective December 11, 1995, BISYS Fund Services, Inc., also a wholly owned subsidiary of BISYS, serves the Funds as transfer agent and dividend disbursing agent. In this capacity, BISYS Fund Services, Inc. earned $59,896, $21,702 and $6,726 for the six months ended August 31, 1996 for the U.S. Government Securities Fund, the Corporate Bond Fund and the Intermediate Bond Fund, respectively.

    For the six months ended August 31, 1996, the U.S. Government Securities Fund, the Corporate Bond Fund and the Intermediate Bond Fund incurred legal charges totaling $1,140, $3,688 and $1,376, respectively, which were earned by a law firm, a partner of which serves as Secretary of the Company. Certain officers of the Company are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- DIRECTORS' COMPENSATION

    Each Director of the Company is entitled to an annual retainer of $25,000, plus

$1,000 for each day the director
participates in all or part of a Board or Committee meeting and the Chairman of each Committee receives an annual retainer of $1,000 for services as Chairman of the Committee. In addition, the Company's President is entitled to an annual salary of $20,000 for services as President. The former President and Chairman of the Company receives an additional $40,000 per year through February 28, 1997 in consideration of his services.

    The Board has also established a retirement plan (the "Retirement Plan") for the Directors. The Retirement Plan provides that each Director who dies or resigns after five years of service as a director will be entitled to receive ten annual payments each equal to the greater of: (i) 50% of the annual Director's retainer that was payable during the year of that director's death or resignation, or (ii) 50% of the annual Director's retainer then in effect for Directors of the Company during the year of such payment. A Director who dies or resigns after nine years of service as a director will be entitled to receive ten annual payments equal to the greater of: (i) 100% of the annual Director's retainer that was payable during the year of that Director's death or resignation, or (ii) 100% of the annual Director's retainer then in effect for Directors of the Company during the year of such payment. In addition, the amount payable each year to a Director who dies or resigns shall be increased by $1,000 for each year of service that the Director served as Chairman of the Board. Each Director may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum payment or ten annual installments. A Director's years of service for the purpose of calculating the payments described above shall be based upon service as a Director or Chairman after February 28, 1994. Aggregate costs to the U.S. Government Securities Fund, the Corporate Bond Fund and the Intermediate Bond Fund pursuant to the Retirement Plan amounted to $951, $0 and $7 respectively, for the six months ended August 31, 1996.

NOTE 5 -- SECURITIES TRANSACTIONS

    For the six months ended August 31, 1996 the cost of purchases and the proceeds from sales of U.S. Government Securities Fund securities (excluding short term investments) amounted to $49,111,012 and $56,372,475 respectively.

NOTE 6 -- CAPITAL SHARE TRANSACTIONS

    At August 31, 1996, there were 200 billion shares of the Company's $0.001 par value capital stock authorized, of which 300 million shares were classified as Class E Common Stock (U.S. Government Securities Fund ), 150 million shares were classified as Class W Common Stock, (Corporate Bond Fund) and 150 million shares were classified as Class M Common Stock, (Intermediate Bond Fund).

    Transactions in shares of common stock of the Portfolios are summarized below:

                                  U.S. GOVERNMENT
                                  SECURITIES FUND
                                 SIX MONTHS ENDED
                                  AUGUST 31, 1996
                                    (UNAUDITED)        YEAR ENDED
                               ---------------------  FEBRUARY 29,
                                A SHARES    K SHARES   1996 (000)
                               -----------  --------  ------------
Net proceeds from shares
 subscribed................... $ 3,604,361    $994     $  117,170
Net asset value of shares
 issued to shareholders in
 reinvestment of dividends....   1,850,943      --          4,091
Cost of shares redeemed....... (14,911,282)     --       (120,256)
                               -----------    ----     ----------
Net increase (decrease)....... $(9,455,978)   $994     $    1,005
                               ===========    ====     ==========
Shares sold...................     418,528     108         11,393
Shares issued in reinvestment
 of distributions.............     199,642      --            433
Shares redeemed...............  (1,613,162)     --        (11,722)
                               -----------    ----     ----------
 Net increase (decrease)......    (994,992)     --            104
                               ===========    ====     ==========

                                     CORPORATE
                                     BOND FUND
                                 SIX MONTHS ENDED
                                  AUGUST 31, 1996
                                    (UNAUDITED)        YEAR ENDED
                               ---------------------  FEBRUARY 29,
                                A SHARES    K SHARES   1996 (000)
                               -----------  --------  ------------
Net proceeds from shares
 subscribed................... $ 2,132,887   $1,000     $  4,789
Net asset value of shares
 issued to shareholders in
 reinvestment of dividends....     288,919       --          567
Cost of shares redeemed.......  (3,868,232)      --       (6,478)
                               -----------   ------     --------
Net increase (decrease)....... $(1,446,426)  $1,000     $ (1,122)
                               ===========   ======     ========
Shares sold...................     136,213       64          299
Shares issued in reinvestment
 of distributions.............      18,447       --           33
Shares redeemed...............    (247,090)      --         (406)
                               -----------   ------     --------
 Net increase (decrease)......     (92,430)      64          (74)
                               ===========   ======     ========

                                   INTERMEDIATE
                                     BOND FUND
                                 SIX MONTHS ENDED
                                  AUGUST 31, 1996
                                    (UNAUDITED)        YEAR ENDED
                               ---------------------  FEBRUARY 29,
                                A SHARES    K SHARES   1996 (000)
                               -----------  --------  ------------
Net proceeds from shares
 subscribed................... $ 4,453,681   $1,000     $ 12,184
Net asset value of shares
 issued to shareholders in
 reinvestment of dividends....     189,140       --          273
Cost of shares redeemed.......  (2,641,836)      --       (1,312)
                               -----------   ------     --------
Net increase.................. $ 2,000,985   $1,000     $ 11,145
                               ===========   ======     ========
Shares sold...................     465,390      105        1,249
Shares issued in reinvestment
 of distributions.............      19,786       --           28
Shares redeemed...............    (276,229)      --         (134)
                               -----------   ------      -------
 Net increase.................     208,947      105        1,143
                               ===========   ======      =======

---------------

(a) For the period from July 22, 1996 (commencement of operations) through August 31, 1996.

NOTE 7 -- SUBSEQUENT EVENT

    Effective September 1, 1996, the Board of Directors of the Company decided to withdraw the Corporate Bond Fund's investment in the Corporate Bond Portfolio of the Trust and to engage Bank of America to manage directly the assets of the Corporate Bond Fund in accordance with its investment objective, policies and limitations (the "Reorganization"). Accordingly, the Corporate Bond Fund will now seek its objective by investing directly in portfolio securities.

NOTE 8 -- CHANGE OF NAME

    Prior to June 30, 1996, the Intermediate Bond Fund was known as the Flexible Bond Fund.

PACIFIC HORIZON U.S. GOVERNMENT SECURITIES FUND
--------------------------------------------------------------------------------

Financial Highlights(a)
--------------------------------------------------------------------------------

                                     SIX MONTHS
                                        ENDED                                YEAR ENDED
                                     AUGUST 31,      -----------------------------------------------------------
                                       1996(b)        FEBRUARY        FEBRUARY        FEBRUARY        FEBRUARY
                                     (UNAUDITED)      29, 1996        28, 1995        28, 1994        28, 1993
                                     -----------     -----------     -----------     -----------     -----------
A SHARES
Net asset value per share, beginning
 of period.......................... $     9.43     $      9.31     $      9.85     $     10.21     $     10.22
                                     ----------     -----------     -----------     -----------     -----------
Income from Investment Operations:
 Net investment income..............       0.24            0.61            0.55            0.45            0.70
 Net realized and unrealized gains
   (losses) on securities...........      (0.26)           0.16           (0.54)          (0.11)           0.37
                                     ----------     -----------     -----------     -----------     -----------
Total income from investment
 operations.........................      (0.02)           0.74            0.01            0.34            1.07
                                     ----------     -----------     -----------     -----------     -----------
Less Dividends and Distributions:
 Dividends from net investment
   income...........................      (0.26)          (0.61)          (0.52)          (0.45)          (0.70)
 Distributions from net realized
   gains on securities..............         --           (0.01)             --           (0.16)          (0.38)
 Tax return of capital..............         --           (0.03)          (0.03)          (0.09)             --
                                     ----------     -----------     -----------     -----------     -----------
Total dividends and distributions...      (0.26)          (0.65)          (0.55)          (0.70)          (1.08)
                                     ----------     -----------     -----------     -----------     -----------
Net change in net asset value per
 share..............................      (0.28)           0.12           (0.54)          (0.36)          (0.01)
                                     ----------     -----------     -----------     -----------     -----------
Net asset value per share, end of
 period............................. $     9.15     $      9.43     $      9.31     $      9.85     $     10.21
                                     ----------     -----------     -----------     -----------     -----------
Total return (excludes sales
 charge)............................       0.18%++         8.47%           0.30%           3.40%          10.92%
Ratios/Supplemental Data:
 Net assets, end of period (000).... $   77,683     $    89,491     $    87,354     $   157,984     $   119,127
 Ratio of expenses to average net
   assets...........................       0.86%+          1.15%           1.15%           0.96%           0.51%
 Ratio of net investment income to
   average net assets...............       5.94%+          6.36%           5.57%           4.45%           6.80%
 Ratio of expenses to average net
   assets*..........................       1.19%+          1.26%++           (a)           1.00%           1.10%
 Ratio of net investment income to
   average net assets*..............       5.61%+          6.28%             (a)           4.41%           6.21%
Portfolio turnover rate.............         59%            137%            189%            255%            252%

---------------

  * During the period, certain fees were voluntarily reduced and/or reimbursed. If such voluntary fee reductions and/or reimbursements had not occurred, the ratios would have been as indicated.

  + Annualized.

 ++ Not annualized. A share performance does not include deduction of the maximum 4.50% sales charge. K share performance will be lower than A share performance due to the K shares' additional 0.50% distribution or shareholder services fee.

(a) Security Pacific National Bank served as Investment Adviser through April 21, 1992. Bank of America National Trust and Savings Association served as Investment Adviser commencing April 22, 1992.

(b) As of July 22, 1996, the Portfolio designated the existing series of shares as "A" Shares.

See Notes to Financial Statements.

PACIFIC HORIZON U.S. GOVERNMENT SECURITIES FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                           PERIOD
                                                                            ENDED
                                                                         AUGUST 31,
                                                                           1996(a)
                                                                         (UNAUDITED)
                                                                         -----------
K SHARES
Net asset value per share, beginning of period.........................    $  9.19
                                                                           -------
Income from Investment Operations:
  Net investment income................................................       0.10
  Net realized and unrealized gains (losses) on securities.............      (0.04)
                                                                           -------
Total income from investment operations................................       0.06
                                                                           -------
Less Dividends and Distributions:
  Dividends from net investment income.................................      (0.10)
  Distributions from net realized gains on securities..................         --
  Tax return of capital................................................         --
                                                                           -------
Total dividends and distributions......................................      (0.10)
                                                                           -------
Net change in net asset value per share................................      (0.04)
                                                                           -------
Net asset value per share, end of period...............................    $  9.15
                                                                           =======
Total return...........................................................      (0.25)++
Ratios/Supplemental Data:
  Net assets, end of period............................................    $   994
  Ratio of expenses to average net assets..............................       1.22%+
  Ratio of net investment income to average net assets.................       6.14%+
  Ratio of expenses to average net assets*.............................       1.68%+
  Ratio of net investment income to average net assets*................       5.68%+
Portfolio turnover rate................................................         59%

---------------

  * During the period, certain fees were voluntarily reduced and/or reimbursed. If such voluntary fee reductions and/or reimbursements had not occurred, the ratios would have been as indicated.

  + Annualized.

 ++ Not annualized. Represents total return for A Shares from March 1, 1996 to
    July 21, 1996 plus the total return for the K Shares for the period July 22, 1996 to August 31, 1996. A share performance does not include deduction of the maximum 4.50% sales charge. K share performance will be lower than A share performance due to the K shares' additional 0.50% distribution or shareholder services fee.

(a) Class "K" Shares commenced offering July 22, 1996.

See Notes to Financial Statements.

PACIFIC HORIZON CORPORATE BOND FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                     SIX
                                                                 MONTHS ENDED
                                                                  AUGUST 31,
                                                                     1996
                                                                (UNAUDITED)(a)
                                                                --------------
A SHARES
Net asset value per share, beginning of period................     $  16.09
                                                                   --------
Income from Investment Operations:
  Net investment income.......................................         0.47
  Net realized and unrealized gain (loss) on securities.......        (0.68)
                                                                   --------
Total income (loss) from investment operations................        (0.21)
                                                                   --------
Less Dividends and Distributions:
  Dividends from net investment income........................        (0.47)
  Distributions from net realized gains on securities.........           --
                                                                   --------
Total dividends and distributions.............................        (0.47)
                                                                   --------
Net change in net asset value per share.......................        (0.68)
                                                                   --------
Net asset value per share, end of period......................     $  15.41
                                                                   ========
Total return+.................................................        (1.29%)(b)
RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (000's)...........................     $ 29,591
  Ratio of expenses to average net assets**...................         1.35%***
  Ratio of net investment income to average net assets**......         6.07%***
Portfolio Turnover............................................          N/A

---------------

  + The total return figures do not include the effect of the maximum 4.50% sales charge.

 ++ The financial highlights for the years ended September 30, 1993 and 1992 are for the Bunker Hill Income Securities Inc., a closed-end fund.

  * Includes the results of operations of Bunker Hill Income Securities, Inc. and the Fund.

 ** Reflects the Corporate Bond Fund's proportionate share of the Trust's expenses and fee waivers and expense reimbursements by the Trust's Investment Advisor and Administrator and the Corporate Bond Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.65% (annualized), 0.90%, 0.90% (annualized) for the periods ended August 31, 1996, February 29, 1996 and February 28, 1995 and 0.16% for the period ended February 28, 1994 respectively.

*** Annualized.

N/A Not applicable.

(a) As of July 22, 1996 the Portfolio designated the existing series of shares as "A" shares.

(b) Not annualized.

See Notes to Financial Statements.

                                  FOR THE
              FOR THE             PERIOD
            YEAR ENDED         OCT. 1, 1994                YEAR ENDED SEPTEMBER 30,
           FEBRUARY 29,           THROUGH         -------------------------------------------
               1996            FEB. 28, 1995         1994*          1993++          1992++
          ---------------     ---------------     -----------     -----------     -----------
              $ 15.03             $ 14.86           $ 16.94         $ 16.12         $ 15.22
              -------             -------           -------         -------         -------
                 0.98                0.45              1.58            1.34            1.48
                 1.11                0.17             (2.06)           0.82            0.95
              -------             -------           -------         -------         -------
                 2.09                0.62             (0.48)           2.16            2.43
              -------             -------           -------         -------         -------
                (0.98)              (0.45)            (1.58)          (1.34)          (1.53)
                (0.05)                 --             (0.02)             --              --
              -------             -------           -------         -------         -------
                (1.03)              (0.45)            (1.60)           1.34           (1.53)
              -------             -------           -------         -------         -------
                 1.06                0.17             (2.08)           0.82            0.90
              -------             -------           -------         -------         -------
              $ 16.09             $ 15.03           $ 14.86         $ 16.94         $ 16.12
              =======             =======           =======         =======         =======
                14.12%               4.26%(b)         (2.29%)          7.05%          13.36%
              $32,387             $31,372           $33,046         $46,999         $44,642
                 1.33%               1.04%***          0.91%           1.02%           1.09%
                 6.12%               7.32%***          7.85%           8.14%           9.42%
                  N/A                 N/A               N/A          154.34%         251.97%

See Notes to Financial Statements.

PACIFIC HORIZON CORPORATE BOND FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                       PERIOD ENDED
                                                                        AUGUST 31,
                                                                           1996
                                                                      (UNAUDITED)(a)
                                                                      --------------
K SHARES
Net asset value per share, beginning of period......................      $15.52
                                                                          ------
Income from Investment Operations:
  Net investment income.............................................        0.08
  Net realized and unrealized gain (loss) on securities.............       (0.12)
                                                                          ------
Total income (loss) from investment operations......................       (0.04)
                                                                          ------
Less Dividends and Distributions:
  Dividends from net investment income..............................       (0.08)
                                                                          ------
Net change in net asset value per share.............................       (0.12)
                                                                          ------
Net asset value per share, end of period............................      $15.40
                                                                          ======
Total return++......................................................       (1.35%)
RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period.........................................      $  991
  Ratio of expenses to average net assets*..........................      1.85%+
  Ratio of net investment income to average net assets*.............      5.57%+

---------------

  + Annualized.

 ++ Not annualized. Represents total return for A Shares from March 1, 1996 to
    July 21, 1996 plus the total return for the K Shares for the period July 22, 1996 to August 31, 1996. A share performance does not include deduction of the maximum 4.50% sales charge. K share performance will be lower than A share performance due to the K shares' additional 0.50% distribution or shareholder services fee.

  * Reflects the Corporate Bond Fund's proportionate share of the Trust's expenses and fee waivers and expense reimbursements by the Trust's Investment Advisor and Administrator and the Corporate Bond Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets in increasing the ratio of net investment income to average net assets by 0.65% for the period ended August 31, 1996.

(a) For the period July 22, 1996 (commencement of operations) through August 31, 1996.

See Notes to Financial Statements.

PACIFIC HORIZON INTERMEDIATE BOND FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                             SIX
                                         MONTHS ENDED               YEAR ENDED                  PERIOD
                                          AUGUST 31,       -----------------------------        ENDED
                                             1996          FEBRUARY 29,     FEBRUARY 28,     FEBRUARY 28,
                                        (UNAUDITED)(a)         1996             1995            1994*
                                        --------------     ------------     ------------     ------------
A SHARES
Net asset value per share, beginning
 of period..........................       $   9.75          $   9.44         $   9.81         $  10.00
                                           --------          --------         --------         --------
Income from Investment Operations:
 Net investment income..............           0.26              0.59             0.59             0.08
 Net realized and unrealized gain
   (loss) on securities.............          (0.27)             0.33            (0.37)           (0.19)
                                           --------          --------         --------         --------
Total income (loss) from investment
 operations.........................          (0.01)             0.92             0.22            (0.11)
                                           --------          --------         --------         --------
Less dividends and distribution:
 Dividends to shareholders from net
   investment income................          (0.26)            (0.59)           (0.59)           (0.08)
 Distributions to shareholders from
   net realized gains on
   securities.......................             --             (0.02)              --               --
                                           --------          --------         --------         --------
Total dividends and distributions...          (0.26)            (0.61)           (0.59)           (0.08)
                                           --------          --------         --------         --------
Net change in net asset value per
 share..............................          (0.27)             0.31            (0.37)           (0.19)
                                           --------          --------         --------         --------
Net asset value per share, end of
 period.............................       $   9.48          $   9.75         $   9.44         $   9.81
                                           ========          ========         ========         ========
Total return (excludes sales
 charge)............................          (0.10%)++         10.45%            2.27%           (1.10%)++
Ratios/Supplemental Data:
 Net assets, end of period (000)....       $ 14,792          $ 13,179         $  1,964         $    356
 Ratio of expenses to average net
   assets**.........................         0.75%+             0.27%            0.00%           0.00%+
 Ratio of net investment income to
   average net assets**.............         5.36%+             6.13%            6.43%           5.70%+

---------------

 * For the period January 24, 1994 (commencement of operations) through February 28, 1994.

 ** Reflects the Intermediate Bond Fund's proportionate share of the Trust's expenses and fee waivers and expense reimbursements by the Trust's Investment Adviser and Administrator and the Intermediate Bond Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 1.64%, 4.73%, 17.95% and 160.20% (annualized) for the periods ended August 31, 1996, February 29, 1996 , February 28, 1995 and February 28, 1994
    respectively.

 + Annualized.

 ++ Not annualized.

(a) As of July 22, 1996 the Portfolio designated the existing shares as "A" Shares.

See Notes to Financial Statements.

PACIFIC HORIZON INTERMEDIATE BOND FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                       PERIOD ENDED
                                                                        AUGUST 31,
                                                                           1996
                                                                      (UNAUDITED)(a)
                                                                      --------------
K SHARES
Net asset value per share, beginning of period......................      $ 9.53
                                                                          ------
Income from Investment Operations:
  Net investment income.............................................        0.05
  Net realized and unrealized gain (loss) on securities.............       (0.05)
                                                                          ------
  Total income (loss) from investment operations....................        0.00
                                                                          ------
Less dividends and distributions:
  Dividends from net investment income..............................       (0.05)
  Distributions from net realized gains on securities...............          --
                                                                          ------
Total Dividends and Distributions...................................       (0.05)
                                                                          ------
Net change in net asset value per share.............................       (0.05)
                                                                          ------
Net asset value per share, end of period............................      $ 9.48
                                                                          ======
Total return........................................................       (1.35%)++
RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period.........................................      $  995
  Ratio of expenses to average net assets*..........................       1.25%+
  Ratio of net investment income to average net assets*.............       4.86%+

---------------

  * Reflects the Intermediate Bond Fund's proportionate share of the Trust's expenses and fee waivers and expense reimbursements by the Trust's Investment Advisor and Administrator and the Intermediate Bond Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets in increasing the ratio of net investment income to average net assets by 1.64% for the period ended August 31, 1996.

  + Annualized.

 ++ Not annualized. Represents total return for A Shares from March 1, 1996 to
    July 21, 1996 plus the total return for the K Shares for the period July 22, 1996 to August 31, 1996. A share performance does not include deduction of the maximum 4.50% sales charge. K share performance will be lower than A share performance due to the K shares' additional 0.50% distribution or shareholder services fee.

(a) For the period July 22, 1996 (commencement of operations) through August 31, 1996.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --

CORPORATE BOND PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                        S/P MOODY'S                            PRINCIPAL
                                          RATING                   MATURITY      AMOUNT        VALUE
             DESCRIPTION                (UNAUDITED)     RATE         DATE        000'S       (NOTE 2)
-------------------------------------  -------------   -------     ---------   ----------   -----------
CORPORATE OBLIGATIONS -- 63.70%
 Allied Signal Corp..................      A2/A          9.50%      06/01/16   $      719   $   844,384
 Anheuser Busch......................      A1/A+         7.00%      12/01/25        1,000       899,916
 Commercial Credit...................      A1/A+         7.88%      02/01/05        1,000     1,048,327
 Conagra.............................    Baa2/BBB-       9.75%      03/01/21        1,500     1,736,263
 Walt Disney & Co....................      A2/A          6.75%      03/30/06        1,000       951,592
 Midland Bank PLC....................      A1/A+         6.95%      03/15/11        1,000       926,250
 News America Holdings...............    Baa3/BBB       12.00%      12/15/01        1,300     1,397,015
 Tele-Communications Inc.............      Ba1/          9.88%      06/15/22        1,400     1,452,718
 Chase Manhattan Corp................      A2/A-         8.13%      06/15/02        1,000     1,038,658
 ABN-AMRO............................     Aa2/AA-        7.75%      05/15/23        1,350     1,327,652
 Comerica Bank.......................      A2/A          8.38%      07/15/24        1,000     1,010,830
 Merrill Lynch & Co, Inc.............      A1/A+         7.00%      03/15/06        1,500     1,439,142
 Goldman Sachs Group.................      A1/A+         7.13%      03/01/03        1,500     1,470,741
 Lehman Bros Holdings, Inc...........     Baa1/A         5.75%      11/15/98        1,000       976,767
 International Lease Finance.........      A2/A          6.20%      05/01/00        1,500     1,458,058
 Hertz Corp..........................    Baa2/BBB-       7.00%      07/15/03        1,000       974,514
                                                                                            -----------
                                                                                             18,952,827
                                                                                            -----------
MEDIUM TERM NOTES -- 21.73%
 General Motors Accpt Corp,..........      A3/A          7.38%      05/26/99        1,500     1,517,533
 Associates Corp.....................     Aa3/AA-        6.95%      18/01/02        1,000       987,140
 JC Penney & Co......................      A1/A+         6.50%      12/15/07        1,000       908,310
 Sears...............................      A2/A          8.53%      03/01/02        1,100     1,163,431
 Countrywide Funding.................     Baa1/A         6.54%      04/14/00        1,000       978,976
 UNUM Corp...........................      A1/A+         5.88%      10/15/03        1,000       908,653
                                                                                            -----------
                                                                                              6,464,043
                                                                                            -----------
COLLATERALIZED MORTGAGE OBLIGATIONS -- 0.01%
 Prudential Mortgage Cap.............     Aaa/AAA       11.58%      12/15/13            4         3,870
                                                                                            -----------
ASSET BACKED SECURITIES--HOME EQUITY LOANS -- 4.35%
 The Money Store 1996-B..............     Aaa/AAA        7.38%      05/15/17        1,300     1,294,951
                                                                                            -----------
MUNICIPAL BONDS -- 3.45%
 New York City G.O...................     BAA1/A        10.25%      06/01/97        1,000     1,024,989
                                                                                            -----------
COMMERCIAL PAPER -- 4.70%
 Nestle Capital Corp.................      A1/P1         5.23%      09/06/96        1,400     1,399,390
                                                                                            -----------
TOTAL INVESTMENTS
 (COSTS $28,994,371) -- 97.94%.......                                                        29,140,070
Other assets in excess
 of liabilities -- 2.06%.............                                                           611,917
                                                                                            -----------
NET ASSETS -- 100%...................                                                       $29,751,987
                                                                                            ===========

MASTER INVESTMENT TRUST, SERIES I --

INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                             PRINCIPAL
                                                                 MATURITY      AMOUNT        VALUE
                    DESCRIPTION                       RATE         DATE        (000)       (NOTE 2)
---------------------------------------------------  -------     ---------   ----------   -----------
ASSET BACKED SECURITIES--CREDIT CARDS -- 5.70%
 Standard Credit Card Master Trust.................    7.85%      02/07/02   $    2,500   $ 2,577,250
 NationsBank Credit Card Master Trust..............    6.45%      04/15/03        2,700     2,665,415
                                                                                          -----------
                                                                                            5,242,665
                                                                                          -----------
ASSET BACKED SECURITIES--HOME EQUITY LOANS -- 1.08%
 The Money StoreTrust 1996 - B.....................    7.38%      03/15/17        1,000       998,318
                                                                                          -----------
COMMERCIAL PAPER -- 2.39%
 Nestle Capital Corp...............................    5.23%      09/06/96        2,200     2,199,041
                                                                                          -----------
CORPORATE OBLIGATIONS -- 8.58%
 General Motors....................................    8.40%      10/15/99        1,000     1,040,000
 Household International BV........................    5.25%      10/15/98        2,000     1,945,000
 Texas Instruments, Inc............................    6.88%      07/15/00        2,500     2,484,375
 Hertz Corp........................................    7.00%      07/15/03        2,500     2,421,875
                                                                                          -----------
                                                                                            7,891,250
                                                                                          -----------
EURO BONDS -- 2.62%
 Republic of Italy.................................    0.00%      01/10/01        3,300     2,413,177
                                                                                          -----------
MEDIUM TERM NOTES -- 18.96%
 International Lease Finance.......................    6.27%      02/10/99        2,500     2,471,875
 Sears Roebuck Co..................................    6.58%      06/15/00        2,000     1,965,000
 General Motors Acceptance Corp....................    7.38%      05/26/99        2,000     2,022,500
 Caterpillar Finance...............................    6.77%      02/01/99        2,000     1,995,000
 Associates Corp...................................    6.35%      06/29/00        3,000     2,932,500
 Morgan Stanley Group..............................    6.25%      03/01/99        2,000     1,942,500
 USL Capital Corp..................................    8.13%      02/15/00        4,000     4,115,000
                                                                                          -----------
                                                                                           17,444,375
                                                                                          -----------
U.S. GOVERNMENT AGENCY NOTES -- 4.44%
 Federal Home Loan Mortgage Corp. Pool #303528.....    6.00%      06/01/01        2,293     2,192,433
 Federal Home Loan Mortgage Corp. Pool #131579.....    6.50%      06/01/01          181       166,900
 Federal Home Loan Mortgage Corp. Pool #286087.....    8.00%      06/01/24          773       772,447
 Government National Mortgage Assoc. Pool
   #136688.........................................   10.00%      06/01/15           36        39,341
 Government National Mortgage Assoc. Pool
   #166744.........................................   10.00%      06/01/16          358       391,083
 Government National Mortgage Assoc. Pool
   #209480.........................................   10.00%      07/15/17           80        87,622
 Government National Mortgage Assoc. Pool
   #227082.........................................   10.00%      08/15/17          114       124,052
 Federal Home Loan Mortgage Corp. Pool #160034.....    8.50%      12/01/07           69        69,841
 Federal Home Loan Mortgage Corp. Pool #549837.....    8.00%      07/01/10          216       216,198
 Federal Home Loan Mortgage Corp. Pool #284343.....    8.00%      12/01/16           13        13,076
 Federal Home Loan Mortgage Corp. Pool #297505.....    8.00%      06/01/17           18        18,043
                                                                                          -----------
                                                                                            4,091,036
                                                                                          -----------
U.S TREASURY BONDS -- 4.98%
 U.S. Treasury Bonds...............................   10.38%      11/15/09        3,800     4,578,848
                                                                                          -----------

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --

INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                             PRINCIPAL
                                                                 MATURITY      AMOUNT        VALUE
                    DESCRIPTION                       RATE         DATE        (000)       (NOTE 2)
---------------------------------------------------  -------     ---------   ----------   -----------
U.S. TREASURY NOTES -- 49.34%
 U.S. Treasury Notes...............................    5.12%      11/30/98   $    6,900   $ 6,716,804
 U.S. Treasury Notes...............................    6.38%      05/15/99       12,000    11,958,958
 U.S. Treasury Notes...............................    6.88%      08/31/99        2,000     2,017,400
 U.S. Treasury Notes...............................    7.75%      11/30/99        7,500     7,749,075
 U.S. Treasury Notes...............................    7.75%      01/21/00        2,500     2,584,775
 U.S. Treasury Notes...............................    5.63%      11/30/00        1,500     1,440,720
 ..................................................    6.63%      06/30/01       13,000    12,940,070
                                                                                          -----------
                                                                                           45,407,802
                                                                                          -----------
TOTAL INVESTMENTS -- 98.09%
 (Cost $91,680,545)................................                                        90,266,512
Other Assets in Excess of Liabilities -- 1.91%.....                                         1,755,100
                                                                                          -----------
NET ASSETS -- 100%.................................                                       $92,021,612
                                                                                          ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                              CORPORATE    INVESTMENT
                                                                BOND       GRADE BOND
                                                              PORTFOLIO     PORTFOLIO
                                                             -----------   -----------
ASSETS:
  Investments in securities at value (cost $28,994,371 and
    $91,680,545 respectively)..............................  $29,140,070   $90,266,512
  Cash.....................................................       47,946        54,240
  Contribution receivable..................................           --       400,274
  Interest receivable......................................      639,098     1,343,225
  Deferred organization costs and prepaid expenses.........        1,008        31,653
                                                             ------------  -----------
Total assets...............................................   29,828,122    92,095,904
                                                             ------------  -----------
LIABILITIES:
  Withdrawal payable.......................................       30,096        13,753
  Advisor fees payable.....................................           --        16,510
  Administration fees payable..............................           --        17,705
  Accrued audit fees.......................................       10,928         4,363
  Accrued legal fees.......................................        5,863         3,410
  Accrued accounting fees..................................       12,032         3,770
  Accrued custody fees.....................................        1,620         1,832
  Other accrued expenses...................................       15,596        12,949
                                                             ------------  -----------
Total liabilities..........................................       76,135        74,292
                                                             ------------  -----------
NET ASSETS.................................................  $29,751,987   $92,021,612
                                                             ============  ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Operations
For the six months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                            CORPORATE       INVESTMENT
                                                              BOND          GRADE BOND
                                                            PORTFOLIO        PORTFOLIO
                                                           -----------      -----------
INVESTMENT INCOME:
  Interest..............................................   $ 1,124,641      $ 2,274,374
                                                           -----------      -----------
EXPENSES:
  Advisory fees.........................................        69,539          167,152
  Administration fees...................................         7,727           18,572
  Fund accounting fees and expenses.....................        13,106           24,759
  Audit fees............................................         8,178            9,922
  Custodian fees and expenses...........................        10,685            7,471
  Legal fees............................................         2,607            4,107
  Trustees fees.........................................         1,427            3,523
  Amortization of organization costs....................            --            6,982
  Other operating expenses..............................         2,902            3,120
                                                           -----------      -----------
                                                               116,171          245,608
  Less: Fee waivers and expense reimbursements..........       (77,266)        (161,500)
                                                           -----------      -----------
                                                                38,905           84,108
                                                           -----------      -----------
Net Investment Income...................................     1,085,736        2,190,266
                                                           -----------      -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on securities transactions...        42,290         (643,236)
  Net change in unrealized appreciation (depreciation)
    on investments......................................    (1,392,839)      (1,413,251)
                                                           -----------      -----------
Net Gain (Loss) on Investments..........................    (1,350,549)      (2,056,487)
                                                           -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.......................................   $  (264,813)     $   133,779
                                                           ===========      ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                       CORPORATE BOND PORTFOLIO
                                               ----------------------------------------
                                               SIX MONTHS ENDED
                                               AUGUST 31, 1996       FOR THE YEAR ENDED
                                                 (UNAUDITED)         FEBRUARY 29, 1996
                                               ----------------      ------------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.....................     $  1,085,736           $  2,304,694
  Net realized gain on securities
    transactions............................           42,290              1,346,761
  Net change in unrealized appreciation
    (depreciation) of investments...........       (1,392,839)               885,929
                                                 ------------           ------------
  Net increase (decrease) in net assets
    resulting from operations...............         (264,813)             4,537,384
                                                 ------------           ------------
Trust Share Transactions:
  Contributions.............................        2,337,452              4,797,630
  Withdrawals...............................       (4,700,473)            (8,234,630)
                                                 ------------           ------------
  Net decrease in net assets resulting from
    Trust share transactions................       (2,363,021)            (3,437,000)
                                                 ------------           ------------
Total Increase (Decrease)...................       (2,627,834)             1,100,384
NET ASSETS:
  Beginning of period.......................       32,379,821             31,279,437
                                                 ------------           ------------
  End of period.............................     $ 29,751,987           $ 32,379,821
                                                 ============           ============

                                                   INVESTMENT GRADE BOND PORTFOLIO
                                               ----------------------------------------
                                               SIX MONTHS ENDED
                                               AUGUST 31, 1996       FOR THE YEAR ENDED
                                                 (UNAUDITED)         FEBRUARY 29, 1996
                                               ----------------      ------------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.....................     $  2,190,266           $  3,879,980
  Net realized gain (loss) on securities
    transactions............................         (643,236)             2,336,008
  Net change in unrealized appreciation
    (depreciation) on investments...........       (1,413,251)              (247,652)
                                                 ------------           ------------
  Net increase in net assets resulting from
    operations..............................          133,779              5,968,336
                                                 ------------           ------------
Trust Share Transactions:
  Contributions.............................       35,810,542             21,358,278
  Withdrawals...............................      (10,212,284)           (18,755,421)
                                                 ------------           ------------
  Net increase in net assets resulting from
    Trust share transactions................       25,598,258              2,602,857
                                                 ------------           ------------
Total Increase..............................       25,732,037              8,571,193
NET ASSETS:
  Beginning of period.......................       66,289,575             57,718,382
                                                 ------------           ------------
  End of period.............................     $ 92,021,612           $ 66,289,575
                                                 ============           ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Master Investment Trust, Series I (the "Trust"), a Delaware business trust, is registered under the Investment Company Act of 1940 as amended (the "Act"), as an open-end management investment company. At August 31, 1996, the Trust consisted of five portfolios. The accompanying financial statements and notes are those of the Investment Grade Bond Portfolio and the Corporate Bond Portfolio (the "Portfolios") only.

    The investment objective of the Investment Grade Bond Portfolio is to obtain interest income and capital appreciation by investing in investment grade intermediate and longer term bonds, including corporate and governmental fixed income obligations and mortgaged backed securities. The investment objective of the Corporate Bond Portfolio is to provide investors with high current income consistent with reasonable investment risk. The Portfolio seeks its objective through investment grade corporate debt securities although it may invest a portion of its assets in other types of securities and money market instruments.

    Bank of America National Trust and Savings Association ("Bank of America"), a wholly owned subsidiary of BankAmerica Corporation, serves as the Portfolios' investment adviser. Concord Holding Corporation ("Concord") serves as the Portfolios' administrator through BISYS Fund Services (Ireland) Ltd., a wholly owned subsidiary of Concord.

    Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Portfolios in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    Portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the date of valuation, or if none is available, at the mean between the current quoted bid and asked prices on the date of valuation. Securities that are primarily traded on the NASDAQ national securities market are valued at the last reported sales price on the date of valuation or, if none of available, at the last quoted bid price on the date of valuation. The Portfolio may use an independent pricing service, approved by the Board of Trustees, to value certain of their securities. Such prices reflect market values which may be established through the use of electronic data processing techniques and matrix systems. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Trustees. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days until maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:

    Securities transactions are accounted for on a trade date basis. Realized gains and losses on securities transactions are determined on the identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily.

C) EXPENSES:

    Expenses directly attributable to each Portfolio are charged to each individual Portfolio while Trust expenses attributable to more than one portfolio of the Trust and general Trust expenses are allocated among the respective portfolios of the Trust.

D) FEDERAL INCOME TAXES:

    The Portfolios will be treated as partnerships for federal income tax purposes. As such, any investor in either Portfolio will be taxed on its share of that Portfolio's ordinary income and capital gains. It is intended that the Portfolios will be managed in such a way that an investor will be able to satisfy the requirements of the Internal Revenue Code applicable to regulated investment companies.

NOTE 3 -- AGREEMENTS AND OTHER
          TRANSACTIONS WITH AFFILIATES

    The Portfolios have an Investment Advisory Agreement with Bank of America and an Administration Agreement with Concord.

    As Adviser, Bank of America is responsible for managing the investment of the assets of each Portfolio in conformity with the stated objectives and policies of each Portfolio. For its services, Bank of America is entitled to a fee, accrued daily and paid monthly, at an annual rate of 0.45% of the average daily net assets of each Portfolio. For the period ended August 31, 1996, Bank of America waived $145,347 in fees as an Adviser of the Investment Grade Bond Portfolio. For the Corporate Bond Portfolio Bank of America waived its entire fee as adviser for the same period.

    As Administrator, Concord assists in supervising the operations of the Portfolios. For its services, Concord is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.05% of the Portfolios' average daily net assets. For the period ended August 31, 1996, Concord waived $16,153 in fees as an Administrator of the Investment Grade Bond Portfolio. For the Corporate Bond Portfolio Concord waived its entire fee as administrator for the same period.

    For services provided to all five of the portfolios constituting the Trust, each

Trustee receives an annual fee of $3,000 and a meeting fee of $500 per meeting. For the period ended August 31, 1996, the Investment Grade Bond and the Corporate Bond Portfolios incurred legal expenses of $4,107 and $2,607 respectively, which were earned by a law firm, a partner of which serves as Secretary of the Trust. Certain officers of the Trust are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- PURCHASES AND SALES
          OF SECURITIES

    The following table summarizes the securities transactions effected by the Portfolios, excluding short-term securities, for the period ended August 31, 1996:

INVESTMENT GRADE BOND PORTFOLIO:

                       PURCHASES        SALES
                      -----------    -----------
U.S. Government
 Securities.........  $34,247,132    $ 9,163,594
Other Securities....   15,119,716     12,925,931
                      -----------    -----------
                      $49,366,848    $22,089,525
                      ===========    ===========

CORPORATE BOND PORTFOLIO:

                       PURCHASES        SALES
                      -----------    -----------
U.S. Government
 Securities.........  $ 1,299,797    $ 2,182,598
Other Securities....    8,741,170      8,998,314
                      -----------    -----------
                      $10,040,967    $11,180,912
                      ===========    ===========

    At August 31, 1996, the cost of securities of the Portfolios for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly for the Investment Grade Bond Portfolio net unrealized depreciation of investments amounted to $1,414,033 consisting of gross unrealized appreciation of $179,252 and gross unrealized depreciation of $1,593,285. For the Corporate Bond Portfolio net unrealized appreciation of investments amounted to $145,699 consisting of gross unrealized appreciation of $593,391 and gross unrealized depreciation of $447,692.

NOTE 5 -- CONCENTRATION OF
          CREDIT RISK

    The Investment Grade Bond Portfolio had the following concentrations by security type at August 31, 1996 (as a percentage of total investments):

U.S. Treasury Notes.................    50.3%
Medium Term Notes...................    19.3%
U.S. Treasury Bonds.................     5.1%
Asset Backed Securities.............     6.9%
U.S. Government Agency Notes........     4.5%
Commercial Paper Discount...........     2.7%
Corporate Obligations...............     8.7%
Euro Bonds..........................     2.5%
                                       -----
                                       100.0%
                                       =====

    The Corporate Bond Portfolio had the following concentrations by security type at August 31, 1996 (as a percentage of total investments):

Medium Term Notes...................    22.2%
Asset Backed Securities.............     4.5%
Commercial Paper Discount...........     4.8%
Corporate Obligations...............    65.0%
Municipal Bonds.....................     3.5%
                                       -----
                                       100.0%
                                       =====

MASTER INVESTMENT TRUST, SERIES I --
CORPORATE BOND PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                              SIX MONTHS                           FOR THE PERIOD       FOR THE PERIOD
                                 ENDED                             OCTOBER 1, 1994     APRIL 25, 1994*
                            AUGUST 31, 1996      YEAR ENDED            THROUGH             THROUGH
                              (UNAUDITED)     FEBRUARY 29, 1996   FEBRUARY 24, 1995   SEPTEMBER 30, 1994
                            ---------------   -----------------   -----------------   ------------------
Ratio of expenses to
 average net assets**.....        0.25%+             0.27%                0.31%+              0.39%+
Ratio of net investment
 income to average net
 assets**.................        7.03%+             7.19%                8.03%+              8.55%+
Portfolio Turnover........       34.00%             96.00%              124.00%              51.00%

---------------

 * Date of Reorganization.

** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by .09% for the six months ended August 31, 1996,.73% for the year ended February 29, 1996 and by 0.50% for the periods of October 1, 1994 through February 28, 1995 and April 25, 1994 through September 30, 1994.

 + Annualized.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data

                               SIX MONTHS
                                  ENDED
                             AUGUST 31, 1996      YEAR ENDED          YEAR ENDED         PERIOD ENDED
                               (UNAUDITED)     FEBRUARY 29, 1996   FEBRUARY 28, 1995   FEBRUARY 28, 1994
                             ---------------   -----------------   -----------------   -----------------
Ratio of expenses to
 average net assets**......        0.23%              0.18%                0.25%              0.41%***
Ratio of net investment
 income to average
 assets**..................        5.90%              6.47%                6.22%              4.93%***
Portfolio Turnover.........          32%               172%                 240%                32%

---------------

 * For the period December 6, 1993 (commencement of operations) through February 28, 1994.

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.44%, 0.50%, 0.50% and 0.50% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1996 and February 28, 1994, respectively.

*** Annualized.

See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Assets and Liabilities (in thousands)
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                ASSET
                                              ALLOCATION   BLUE CHIP
                                                 FUND         FUND      BOND FUND
                                              ----------   ----------   ---------
ASSETS:
  Investment in Master Investment Trust,
    Series I -- Asset Allocation Portfolio,
    Blue Chip Portfolio and Investment Grade
    Bond Portfolio, at value................  $ 156,044    $ 221,159    $ 42,116
  Receivable from Administrator.............          6           70          --
  Deferred organization costs, prepaid
    expenses and other receivables..........         23           36          21
                                              ---------    ---------    --------
Total assets................................    156,073      221,265      42,137
                                              ---------    ---------    --------
LIABILITIES:
  Dividends Payable.........................        454           --         189
  Accrued reports to shareholders expense...         44           52          33
  Administration fees payable...............         39           55           2
  Accrued shareholder service fees..........         34           48           9
  Custody fees..............................          4            6           1
  Accrued audit fees........................          8            6           6
  Accrued legal fees........................          4            7           1
  Other accrued expenses....................         13            9           8
                                              ---------    ---------    --------
Total liabilities...........................        600          183         249
                                              ---------    ---------    --------
NET ASSETS..................................  $ 155,473    $ 221,082    $ 41,888
                                              =========    =========    ========
Shares Outstanding (no par value, unlimited
  number of shares authorized)..............     10,371       10,232       3,966
                                              ---------    ---------    --------
NET ASSET VALUE, OFFERING PRICE AND
  REDEMPTION PRICE PER SHARE................     $14.99       $21.61      $10.56
                                              =========    =========    ========
COMPOSITION OF NET ASSETS:
  Paid-in capital...........................  $ 137,030    $ 169,872    $ 45,018
  Accumulated net realized gains (losses)...     11,520       16,460      (2,403)
  Undistributed net investment income.......         --          588          --
  Net unrealized appreciation (depreciation)
    on investments..........................      6,923       34,162        (727)
                                              ---------    ---------    --------
NET ASSETS, AUGUST 31, 1996.................  $ 155,473    $ 221,082    $ 41,888
                                              =========    =========    ========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Operations (in thousands)
For the six months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                  ASSET
                                                                ALLOCATION    BLUE CHIP
                                                                   FUND         FUND       BOND FUND
                                                                ----------    ---------    ---------
INVESTMENT INCOME:
 Investment Income from Master Investment Trust, Series
   I -- Asset Allocation Portfolio, Blue Chip Portfolio and
   Investment Grade Bond Portfolio, respectively:
   Interest..................................................    $  2,191      $   215      $  1,358
   Dividends.................................................         882        2,410            --
                                                                 --------      -------      --------
                                                                    3,073        2,625         1,358
                                                                 --------      -------      --------
EXPENSES.....................................................         597        1,014           147
 Less: Fee waivers and expense reimbursements................        (344)        (347)          (99)
                                                                 --------      -------      --------
                                                                      253          667            48
                                                                 --------      -------      --------
Net Investment Income from Master Investment Trust, Series
 I -- Asset Allocation Portfolio, Blue Chip Portfolio and
 Investment Grade Bond Portfolio, respectively...............       2,820        1,958         1,310
                                                                 --------      -------      --------
EXPENSES:
 Administration fees.........................................         231          318            65
 Shareholder service fees....................................         199          274            56
 Custodian fees and expenses.................................          24           33             7
 Legal fees..................................................          18           24             5
 Registration fees and expenses..............................          13           16            13
 Reports to shareholders expense.............................          12           10            19
 Audit fees..................................................           9           12             4
 Trustees fees...............................................           5            6             1
 Amortization of organization costs..........................           4            4             3
 Other operating expenses....................................           7           10             3
                                                                 --------      -------      --------
                                                                      522          707           176
Less: Fee waivers and expense reimbursements.................         (19)        (333)          (12)
                                                                 --------      -------      --------
                                                                      503          374           164
                                                                 --------      -------      --------
Net Investment Income........................................       2,317        1,584         1,146
                                                                 --------      -------      --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS FROM
 MASTER INVESTMENT TRUST, SERIES I -- ASSET ALLOCATION
 PORTFOLIO, BLUE CHIP PORTFOLIO AND INVESTMENT GRADE BOND
 PORTFOLIO, RESPECTIVELY
 Net realized gain (loss) on securities transactions.........       8,029       10,613          (415)
 Net change in unrealized appreciation (depreciation) on
   investments...............................................      (7,702)      (5,743)         (870)
                                                                 --------      -------      --------
Net gain (loss) on Investments from Master Investment Trust,
 Series I -- Asset Allocation Portfolio, Blue Chip Portfolio
 and Investment Grade Bond Portfolio, respectively...........         327        4,870        (1,285)
                                                                 --------      -------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS..................................................    $  2,644      $ 6,454      ($   139)
                                                                 ========      =======      ========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (in thousands)
--------------------------------------------------------------------------------

                                                               ASSET ALLOCATION FUND
                                                           -----------------------------
                                                            FOR THE SIX
                                                           MONTHS ENDED       FOR THE
                                                            AUGUST 31,       YEAR ENDED
                                                               1996         FEBRUARY 29,
                                                            (UNAUDITED)         1996
                                                           -------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................     $   2,317        $  4,869
  Net realized gain on securities transactions..........         8,029          18,289
  Net change in unrealized appreciation (depreciation)
    of investments......................................        (7,702)          7,580
                                                             ---------        --------
  Net increase in net assets resulting from
    operations..........................................         2,644          30,738
                                                             ---------        --------
Dividends and Distributions to Shareholders:
  Dividends to shareholders from net investment
    income..............................................        (2,317)         (4,869)
  Distributions to shareholders from net realized
    gains...............................................            --         (10,103)
                                                             ---------        --------
    Total Dividends and Distributions to Shareholders...        (2,317)        (14,972)
                                                             ---------        --------
Fund Share Transactions:
  Net proceeds from shares subscribed...................         7,355          14,252
  Net asset value of shares issued to shareholders in
    reinvestment of dividends...........................         1,863          14,972
  Shares redeemed.......................................       (12,557)        (31,637)
                                                             ---------        --------
  Net decrease in net assets resulting from Fund share
    transactions........................................        (3,339)         (2,413)
                                                             ---------        --------
Total Increase (Decrease)...............................        (3,012)         13,353
NET ASSETS:
  Beginning of period...................................       158,485         145,132
                                                             ---------        --------
  End of period.........................................     $ 155,473        $158,485
                                                             =========        ========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (in thousands) (continued)
--------------------------------------------------------------------------------

                                                                  BLUE CHIP FUND
                                                          ------------------------------
                                                           FOR THE SIX
                                                           MONTHS ENDED       FOR THE
                                                            AUGUST 31,       YEAR ENDED
                                                               1996         FEBRUARY 29,
                                                           (UNAUDITED)          1996
                                                          --------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income................................      $  1,584         $  2,742
  Net realized gain on securities transactions.........        10,613           19,935
  Net change in unrealized appreciation (depreciation)
    of investments.....................................        (5,743)          28,575
                                                             --------         --------
  Net increase in net assets resulting from
    operations.........................................         6,454           51,252
                                                             --------         --------
Dividends and Distributions to Shareholders:
  Dividends to shareholders from net investment
    income.............................................        (1,476)          (2,736)
  Distributions to shareholders from net realized
    gains..............................................            --          (14,510)
                                                             --------         --------
    Total Dividends and Distributions to
      Shareholders.....................................        (1,476)         (17,246)
                                                             --------         --------
Fund Share Transactions:
  Net proceeds from shares subscribed..................        23,021           34,754
  Net asset value of shares issued to shareholders in
    reinvestment of dividends..........................         1,476           17,246
  Shares redeemed......................................       (14,613)         (31,053)
                                                             --------         --------
  Net increase in net assets resulting from Fund share
    transactions.......................................         9,884           20,947
                                                             --------         --------
Total Increase.........................................        14,862           54,953
NET ASSETS:
  Beginning of period..................................       206,220          151,267
                                                             --------         --------
  End of period (including undistributed net investment
    income of $587,805, and $479,371, respectively)....      $221,082         $206,220
                                                             ========         ========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (in thousands) (continued)
--------------------------------------------------------------------------------

                                                                    BOND FUND
                                                          ------------------------------
                                                           FOR THE SIX
                                                           MONTHS ENDED       FOR THE
                                                            AUGUST 31,       YEAR ENDED
                                                               1996         FEBRUARY 29,
                                                           (UNAUDITED)          1996
                                                          --------------    ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income................................      $  1,146         $  2,970
  Net realized gain (loss) on securities
    transactions.......................................          (415)           2,153
  Net change in unrealized appreciation (depreciation)
    of investments.....................................          (870)            (139)
                                                             --------         --------
  Net increase (decrease) in net assets resulting from
    operations.........................................          (139)           4,984
                                                             --------         --------
Dividends and Distributions to Shareholders:
  Dividends to shareholders from net investment
    income.............................................        (1,146)          (2,970)
  Distributions to shareholders from net realized
    gains..............................................            --               --
                                                             --------         --------
    Total Dividends and Distributions to
      Shareholders.....................................        (1,146)          (2,970)
                                                             --------         --------
Fund Share Transactions:
  Net proceeds from shares subscribed..................         1,268            3,242
  Net asset value of shares issued to shareholders in
    reinvestment of dividends..........................           957            2,970
  Shares redeemed......................................        (6,114)         (16,954)
                                                             --------         --------
  Net decrease in net assets resulting from Fund share
    transactions.......................................        (3,889)         (10,742)
                                                             --------         --------
Total Decrease.........................................        (5,174)          (8,728)
NET ASSETS:
  Beginning of period..................................        47,062           55,790
                                                             --------         --------
  End of period........................................      $ 41,888         $ 47,062
                                                             ========         ========

---------------
See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS
--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Seafirst Retirement Funds (the "Company"), a Delaware business trust, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At August 31, 1996, the Company consisted of three funds -- the Asset Allocation Fund, the Blue Chip Fund and the Bond Fund (collectively, the "SRF Funds").

    Each SRF Fund seeks to achieve its investment objective by investing substantially all of its assets in the corresponding portfolio of the Master Investment Trust, Series I, (collectively the "Portfolios"), that has the same investment objectives as that of the SRF Fund. The value of each SRF Fund's investment in each Portfolio included in the accompanying statements of assets and liabilities reflects each SRF Fund's proportionate beneficial interest in the net assets of that Portfolio. At August 31, 1996, the SRF Funds held proportionate interests in the corresponding Portfolios in the following amounts:

Asset Allocation Fund.......................................................    85.5%
Blue Chip Fund..............................................................    65.1%
Bond Fund...................................................................    45.8%

    The financial statements of each Portfolio, including its portfolio of investments, are included elsewhere within this report and should be read in conjunction with each SRF Fund's financial statements.

    Seattle-First National Bank ("Seafirst") serves as the Company's administrator and Concord Financial Group, Inc. (the "Distributor"), a wholly owned subsidiary of Concord Holding Corp. ("Concord"), serves as the distributor of the Company's shares.

    Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the SRF Funds in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A)INVESTMENT INCOME, EXPENSES AND REALIZED AND UNREALIZED GAINS AND LOSSES:

    The SRF Funds record their proportionate share of the investment income, expenses and realized and unrealized gains and losses recorded by the corresponding Portfolio on a daily basis. The investment income, expenses and realized and unrealized gains and losses are allocated daily to investors in each Portfolio based upon their investments in each Portfolio. Such investments are adjusted on a daily basis. The valuation of securities by each of the Portfolios is discussed in Note 2 to the financial statements of the Portfolios.

B) FEDERAL INCOME TAXES:

    It is the policy of the SRF Funds to meet the requirements of the Internal Revenue Code (the "Code") applicable to regulated investment companies and to distribute substantially all of their taxable income to shareholders. Therefore, no federal income tax provision is required.

C) DIVIDENDS AND DISTRIBUTIONS:

    The SRF Funds declare dividends to shareholders of record on the day of declaration from net investment income. Such dividends are paid quarterly by the Blue Chip Fund and monthly by the Asset Allocation Fund and the Bond Fund. Net realized gains, if any, will be distributed at least annually. However, to the extent that net realized gains of an SRF Fund can be reduced by capital loss carryovers, such gains will not be distributed. Dividends and distributions are recorded on the ex-dividend date.

    Dividends from net investment income and distributions from net realized gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions to shareholders which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or net distributions in excess of net realized gains. To the extent they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of capital.

D) OTHER:

    The SRF Funds incurred certain costs in connection with their organization. Such costs have been deferred and are being amortized on a straight-line basis over five years.

    Expenses directly attributable to each SRF Fund are charged to that SRF Fund, while Company expenses attributed to more than one SRF Fund of the Company are allocated among the respective SRF Funds.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The SRF Funds have an Administration Agreement with Seafirst and a Distribution Agreement with the Distributor. In addition, Seafirst has entered into a Sub-Administration Agreement with Concord.

    As Administrator, Seafirst assists in supervising the operations of the SRF Funds. For its services, Seafirst is entitled to a fee, accrued daily and payable monthly, at an annual rate of

0.29% of each SRF Fund's average daily net assets. As Sub-Administrator, Concord has agreed to provide officers and certain administrative and compliance monitoring services to the SRF Funds. For its services, Concord is entitled to a fee, from Seafirst, at an annual rate of 0.06% of each SRF Fund's average daily net assets. The Distributor is not entitled to a fee under the Distribution Agreement.

    Seafirst has agreed to waive fees payable to it to the extent any SRF Fund's expenses exceed an annual rate of 0.95% of average daily net assets. For the period ended August 31, 1996, Seafirst waived the following fees so that the Funds could meet this expense limitation:

Asset Allocation Fund....................................................   $  18,594
Blue Chip Fund...........................................................     332,655
Bond Fund................................................................      11,584

    The SRF Funds have adopted a Shareholder Service Plan (the "Plan") under which the SRF Funds pay for non-distribution shareholder servicing expenses incurred in connection with shares of the SRF Funds. Under the Plan, payments by the SRF Funds may not exceed an annual rate of 0.25% of each Fund's average daily net assets. For the period ended August 31, 1996, the SRF Funds paid the following amounts to Seafirst in connection with the Plan:

Asset Allocation Fund....................................................   $ 199,465
Blue Chip Fund...........................................................     273,775
Bond Fund................................................................      55,683

    For services provided to all three of the SRF Funds constituting the Company, each Trustee receives an annual fee of $4,000. For the period ended August 31, 1996 the SRF Funds incurred the following legal charges which were earned by a law firm, a partner of which serves as Secretary of the Company:

Asset Allocation Fund.....................................................   $ 18,146
Blue Chip Fund............................................................     23,661
Bond Fund.................................................................      5,378

    Certain officers of the Company are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- CAPITAL SHARE TRANSACTIONS

    Transactions in shares of the SRF Funds for the period ended August 31, 1996 are summarized below:

                                                     ASSET
                                                   ALLOCATION    BLUE CHIP      BOND
                                                   ----------    ---------    --------
Shares subscribed...............................     489,708     1,067,035     118,393
Shares issued to shareholders in reinvestment of
  dividends.....................................     123,605       68,172       89,885
Shares redeemed.................................    (834,031)    (682,094)    (572,283)
                                                    --------     --------     --------
Net increase (decrease).........................    (220,718)     453,113     (364,005)
                                                    ========     ========     ========

    Transactions in shares of the SRF Funds for the year ended February 29, 1996 are summarized below:

                                                  ASSET
                                                ALLOCATION    BLUE CHIP        BOND
                                                ----------    ----------    ----------
Shares subscribed............................      977,718     1,773,483       300,687
Shares issued to shareholders in reinvestment
  of dividends...............................    1,016,950       862,906       275,066
Shares redeemed..............................   (2,171,336)   (1,575,254)   (1,570,679)
                                                ----------    ----------    ----------
Net increase (decrease)......................     (176,668)    1,061,135      (994,926)
                                                ==========    ==========    ==========

NOTE 5 -- FEDERAL INCOME TAX STATUS

    At February 29, 1996, the Bond Fund had $1,966,470 of capital loss carryovers which may be used to offset future realized gains on securities transactions to the extent provided for in the Code. Any such unused capital loss carryovers will expire as follows:

2001..................................................................$1,996,470

    It is anticipated that no distributions of future net realized gains on investments will be made to shareholders until the capital loss carryovers are offset by net realized gains or expire.

SEAFIRST RETIREMENT FUNDS -- ASSET ALLOCATION FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                             FOR THE      FOR THE
                                                              PERIOD       PERIOD
                        PERIOD                               DEC. 6,      JAN. 1,
                        ENDED          YEAR        YEAR        1993         1993
                       AUG. 31,       ENDED       ENDED      THROUGH      THROUGH          YEAR ENDED DECEMBER 31,
                         1996        FEB. 29,    FEB. 28,    FEB. 28,     DEC. 5,       ------------------------------
                     (UNAUDITED)       1996        1995        1994       1993(1)       1992(1)     1991(1)    1990(1)
                     ------------    --------    --------    --------     --------      --------    -------    -------
Net asset value per
 share, beginning of
 period.............   $  14.96      $  13.48    $  13.94    $  13.86     $  12.99      $  12.75    $11.30     $11.47
                     ------------    --------    --------    --------     --------      --------    -------    -------
Income from
 Operations:
 Net investment
   income...........       0.24          0.47        0.46        0.05         0.43          0.46      0.56       0.62
 Net realized and
   unrealized gain
   (loss) on
   investments......       0.03          2.49        0.12        0.08         0.87          0.24      1.45      (0.17 )
                     ------------    --------    --------    --------     --------      --------    -------    -------
Total income from
 investment
 operations.........       0.27          2.96        0.58        0.13         1.30          0.70      2.01       0.45
                     ------------    --------    --------    --------     --------      --------    -------    -------
Less Dividends and
 Distributions:
 Dividends to
   shareholders from
   net investment
   income...........      (0.24)        (0.47)      (0.46)      (0.05)       (0.43)        (0.46)    (0.56 )    (0.62 )
 Distributions to
   shareholders from
   capital gains....         --         (1.01)      (0.58)         --           --            --        --         --
                     ------------    --------    --------    --------     --------      --------    -------    -------
Total dividends and
 distributions......      (0.24)        (1.48)      (1.04)      (0.05)       (0.43)        (0.46)    (0.56 )    (0.62 )
                     ------------    --------    --------    --------     --------      --------    -------    -------
Net asset value per
 share, end of
 period.............   $  14.99      $  14.96    $  13.48    $  13.94     $  13.86      $  12.99    $12.75     $11.30
                     ===========     ========    ========    ========     ========      ========    ========   ========
Total Return........       1.70%**      22.44%       4.49%       0.94%**     10.15%**       5.62%    18.11 %     4.21 %
Ratios/Supplemental
 Data:
 Net assets, end of
   period (000).....   $155,473      $158,485    $145,132    $156,955     $149,719      $106,822    $47,825    $23,608
 Ratio of expenses
   to average net
   assets...........       0.95%*+       0.94%*      0.78%*      0.95%+*      0.95%+        0.95%     0.95 %     0.58 %
 Ratio of net
   investment income
   to average net
   assets...........       2.90%*+       3.19%*      3.40%*      2.64%+*      3.47%+        3.68%     4.72 %     5.58 %
Portfolio turnover
 rate...............         NA            NA          NA          NA           79%          171%      124 %      121 %

---------------

 * Reflects the Fund's proportionate share of the corresponding Portfolio's expenses and fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.46%, 0.48%, 0.60%, and 0.69% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

 ** For the period indicated, not annualized.

 + Annualized.

(1) Represents activity of the Fund prior to its reorganization from the Asset Allocation Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.

NA -- Not applicable.

See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS -- BLUE CHIP FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                             FOR THE      FOR THE
                                                              PERIOD       PERIOD
                        PERIOD                               DEC. 6,      JAN. 1,
                         ENDED         YEAR        YEAR        1993         1993
                       AUG. 31,       ENDED       ENDED      THROUGH      THROUGH          YEAR ENDED DECEMBER 31,
                         1996        FEB. 29,    FEB. 28,    FEB. 28,     DEC. 5,       ------------------------------
                      (UNAUDITED)      1996        1995        1994       1993(1)       1992(1)     1991(1)    1990(1)
                      -----------    --------    --------    --------     --------      --------    -------    -------
Net asset value per
 share, beginning of
 period..............  $   21.09     $  17.35    $  17.75    $  17.34     $  15.65      $  15.17    $12.68     $13.35
                       ---------     --------    --------    --------     --------      --------    ------     ------
Income from
 Operations:
 Net investment
   income............       0.15         0.31        0.28        0.05         0.29          0.30      0.33       0.44
 Net realized and
   unrealized gain
   (loss) on
   investments.......       0.52         5.35        0.88        0.37         1.69          0.48      2.49      (0.67 )
                       ---------     --------    --------    --------     --------      --------    ------     ------
Total income from
 investment
 operations..........       0.67         5.66        1.16        0.42         1.98          0.78      2.82      (0.23 )
                       ---------     --------    --------    --------     --------      --------    ------     ------
Less Dividends and
 Distributions:
 Dividends to
   shareholders from
   net investment
   income............      (0.15)       (0.31)      (0.26)      (0.01)       (0.29)        (0.30)    (0.33 )    (0.44 )
 Distributions to
   shareholders from
   capital gains.....         --        (1.61)      (1.30)         --           --            --        --         --
                       ---------     --------    --------    --------     --------      --------    ------     ------
Total dividends and
 distributions.......      (0.15)       (1.92)      (1.56)      (0.01)       (0.29)        (0.30)    (0.33 )    (0.44 )
                       ---------     --------    --------    --------     --------      --------    ------     ------
Net asset value per
 share, end of
 period..............      21.61     $  21.09    $  17.35    $  17.75     $  17.34      $  15.65    $15.17     $12.68
                       =========     ========    ========    ========     ========      ========    ======     ======
Total Return.........       3.02%**     33.37%       6.95%       2.42%**     12.74%**       5.16%    22.52 %    -1.79 %
Ratios/Supplemental
 Data:
 Net assets, end of
   period (000)......  $ 221,082     $206,220    $151,267    $132,916     $123,257      $ 96,206    $49,838    $24,727
 Ratio of expenses to
   average net
   assets............       0.95%*+      0.95%*      0.82%*      0.95%+*      0.95%+        0.95%     0.95 %     0.57 %
 Ratio of net
   investment income
   to average net
   assets............       1.45%*+      1.53%*      1.64%*      1.28%+*      1.91%+        2.08%     2.37 %     3.40 %
Portfolio turnover
 rate................         NA           NA          NA          NA            4%           27%       16 %       22 %

---------------

 * Reflects the Fund's proportionate share of the corresponding Portfolio's expenses and fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.62%, 0.59%, 0.80%, and 0.93% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

 ** For the period indicated, not annualized.

 + Annualized.

(1) Represents activity of the Fund prior to its reorganization from the Blue Chip Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.

NA -- Not applicable.

See Notes to Financial Statements.

SEAFIRST RETIREMENT FUNDS -- BOND FUND
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

                                                                 FOR THE      FOR THE
                                                                  PERIOD       PERIOD
                            PERIOD                               DEC. 6,      JAN. 1,
                             ENDED         YEAR        YEAR        1993         1993
                           AUG. 31,       ENDED       ENDED      THROUGH      THROUGH          YEAR ENDED DECEMBER 31,
                             1996        FEB. 29,    FEB. 28,    FEB. 28,     DEC. 5,       -----------------------------
                          (UNAUDITED)      1996        1995        1994       1993(1)       1992(1)    1991(1)    1990(1)
                          -----------    --------    --------    --------     --------      -------    -------    -------
Net asset value per
 share, beginning of
 period..................   $ 10.87      $  10.48    $  11.00    $  11.14     $  10.99      $11.01     $10.40     $10.30
                            -------      --------    --------    --------     --------      ------     ------     ------
Income from Investment
 Operations:
 Net investment income...      0.29          0.64        0.61        0.12         0.58        0.67       0.72       0.82
 Net realized and
   unrealized gain (loss)
   on securities.........     (0.31)         0.39       (0.46)      (0.14)        0.15       (0.02)      0.61       0.10
                            -------      --------    --------    --------     --------      ------     ------     ------
Total income (loss) from
 investment operations...     (0.02)         1.03        0.15       (0.02)        0.73        0.65       1.33       0.92
                            -------      --------    --------    --------     --------      ------     ------     ------
Less Dividends and
 Distributions:
 Dividends to
   shareholders from net
   investment income.....     (0.29)        (0.64)      (0.61)      (0.12)       (0.58)      (0.67)     (0.72)    (0.82)
Distributions to
 shareholders from
 capital gains...........        --            --       (0.06)         --           --          --         --         --
Total dividends and
 distributions...........     (0.29)        (0.64)      (0.67)      (0.12)       (0.58)      (0.67)     (0.72)     (0.82)
                            -------      --------    --------    --------     --------      ------     ------     ------
Net asset value per
 share, end of period....   $ 10.56      $  10.87    $  10.48    $  11.00     $  11.14      $10.99     $11.01     $10.40
                            =======      ========    ========    ========     ========      ======     ======     ======
Total Return.............     (0.24%)**      9.90%       1.57%      (0.23)%**     6.80%**     6.04 %    13.28 %     9.43 %
Ratios/Supplemental Data:
 Net assets, end of
   period (000)..........   $41,888      $ 47,062    $ 55,791    $ 76,773     $ 82,970      $73,826    $53,469    $9,445
 Ratio of expenses to
   average net assets....      0.95%*+       0.95%*      0.83%*      0.95%+*      0.95%+      0.95 %     0.66 %     0.00 %
 Ratio of net investment
   income to average net
   assets................      5.14%*+       5.74%*      5.64%*      4.38%+*      5.60%+      6.15 %     7.13 %     8.31 %
Portfolio turnover
 rate....................        NA            NA          NA          NA           95%        154 %      197 %      113 %

---------------

 * Reflects the Fund's proportionate share of the corresponding Portfolio's expenses and fee waivers and expense reimbursements by the Portfolio's Investment Adviser and Administrator and the Fund's Administrator and Distributor. Such fee waivers and expense reimbursements had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.49%, 0.61%, 0.58% and 0.84%(annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

 ** For the period indicated, not annualized.

 + Annualized.

(1) Represents activity of the Fund prior to its reorganization from the Bond Fund of Collective Investment Trust for Seafirst Retirement Accounts. Since the operation and organization of the Fund was changed upon reorganization, this activity may not be reflective of activity after the reorganization.

NA -- Not applicable.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMMON STOCKS
AEROSPACE/DEFENSE -- 0.9%
 Boeing Co. .........................................................       17,500     $  1,583,750
                                                                                       ------------
AIRLINES -- 0.2%
 AMR Corp. ..........................................................        4,500          369,000
                                                                                       ------------
ALUMINUM -- 0.3%
 Aluminum Co of America..............................................        9,400          583,975
                                                                                       ------------
AUTOMOBILES -- 0.9%
 Ford Motor..........................................................       10,000          335,000
 General Motors Corp. ...............................................       28,200        1,402,950
                                                                                       ------------
                                                                                          1,737,950
                                                                                       ------------
AUTOMOBILE PARTS -- 1.0%
 Cooper Tire & Rubber................................................       16,500          321,750
                                                                                       ------------
BANKS -- 3.6%
 BankOne Corp. ......................................................       47,000        1,803,625
 Chase Manhattan Corp. ..............................................       19,800        1,472,625
 CitiCorp............................................................       16,700        1,390,275
 Wells Fargo Company.................................................        7,533        1,873,834
                                                                                       ------------
                                                                                          6,540,359
                                                                                       ------------
BEVERAGES -- ALCOHOLIC -- 0.6%
 Anheuser-Busch Companies............................................       14,900        1,128,675
                                                                                       ------------
BEVERAGES -- SOFT DRINKS -- 1.7%
 Coca-Cola Co. ......................................................       38,700        1,935,000
 Pepsico.............................................................       37,400        1,075,250
                                                                                       ------------
                                                                                          3,010,250
                                                                                       ------------
CHEMICALS -- 2.1%
 Corning, Inc. ......................................................       12,400          461,900
 Dow Chemical Co. ...................................................       10,600          845,350
 E.I. Du Pont De Nemours & Co. ......................................       13,000        1,067,625
 Monsanto Corp. .....................................................       46,000        1,477,750
                                                                                       ------------
                                                                                          3,852,625
                                                                                       ------------
COMMERCIAL SERVICES -- 0.1%
 Dun & Bradstreet Corp. .............................................        3,300          190,163
                                                                                       ------------
COMPUTER SOFTWARE -- 2.0%
 Automatic Data Processing Inc. .....................................       16,800          699,300
 Microsoft Corp. ....................................................       18,400        2,254,000
 Silicon Graphics. ..................................................       29,700          690,525
                                                                                       ------------
                                                                                          3,643,825
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMPUTER HARDWARE -- 2.8%
 Cisco Systems.......................................................       24,600     $  1,297,650
 Hewlett Packard Co. ................................................       24,000        1,050,000
 IBM.................................................................       14,500        1,658,438
 Seagate Technology..................................................       23,700        1,137,600
                                                                                       ------------
                                                                                          5,143,688
                                                                                       ------------
ELECTRICAL PRODUCTS -- 2.8%
 Emerson Electric Co. ...............................................       15,900        1,331,625
 General Electric Co. ...............................................       44,700        3,715,688
                                                                                       ------------
                                                                                          5,047,313
                                                                                       ------------
FINANCIAL SERVICES -- 2.7%
 American Express....................................................       44,500        1,946,875
 Dean Witter Discover Co. ...........................................       32,800        1,640,000
 Household International, Inc. ......................................       16,800        1,331,400
                                                                                       ------------
                                                                                          4,918,275
                                                                                       ------------
FOOD -- 1.4%
 Conagra Inc. .......................................................       20,000          842,500
 Ralston Purina Co. .................................................       15,300          956,250
 Sara Lee Corp. .....................................................       23,000          724,500
                                                                                       ------------
                                                                                          2,523,250
                                                                                       ------------
HEALTHCARE PRODUCTS -- 0.8%
 Baxter International................................................       21,200          946,050
 Medtronic Inc. .....................................................        8,100          421,200
                                                                                       ------------
                                                                                          1,367,250
                                                                                       ------------
HOUSEHOLD/GENERAL PRODUCTS -- 1.9%
 Colgate-Palmolive Co. ..............................................        4,600          373,750
 Gillette Co. .......................................................       14,800          943,500
 Newell Co. .........................................................       18,000          560,250
 Proctor & Gamble....................................................       18,700        1,661,963
                                                                                       ------------
                                                                                          3,539,463
                                                                                       ------------
INSURANCE -- LIFE -- 0.5%
 Providian Corp. ....................................................       21,800          901,975
                                                                                       ------------
INSURANCE -- PROPERTY AND CASUALTY -- 1.0%
 American Intl Group, Inc. ..........................................       12,750        1,211,250
 Chubb Corp. ........................................................       13,800          612,375
                                                                                       ------------
                                                                                          1,823,625
                                                                                       ------------
LEISURE -- 0.7%
 Disney Walt Co. ....................................................       15,497          883,329
 Hilton Hotels Corp..................................................        3,900          416,813
                                                                                       ------------
                                                                                          1,300,142
                                                                                       ------------
MACHINERY -- 1.0%
 General Signal Corp. ...............................................       17,500          702,188
 Illinois Tool Works Inc. ...........................................       17,100        1,182,038
                                                                                       ------------
                                                                                          1,884,226
                                                                                       ------------
MANUFACTURING -- BUILDING MATERIALS -- 0.4%
 Armstrong World Ind. ...............................................       10,200          631,125
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
MEDIA, PUBLISHING -- 0.8%
 Gannett, Inc. ......................................................        4,100     $    274,700
 McGraw Hill Companies...............................................        9,400          385,400
 Time Warner, Inc. ..................................................        9,600          320,400
 Tribune Co. ........................................................        6,300          452,813
                                                                                       ------------
                                                                                          1,433,313
                                                                                       ------------
MEDIA -- BROADCASTING -- 0.1%
 TeleCommunications, Inc. ...........................................        8,300          123,463
                                                                                       ------------
METALS -- 0.3%
 Newmont Mining Corp. ...............................................       10,500          555,188
                                                                                       ------------
MULTI INDUSTRIES -- 3.0%
 Alco Standard Corp. ................................................       36,900        1,609,763
 Tenneco Inc. .......................................................       18,800          935,300
 TRW Inc. ...........................................................       15,400        1,424,500
 Tyco International..................................................       34,600        1,461,850
                                                                                       ------------
                                                                                          5,431,413
                                                                                       ------------
OIL & GAS INTERNATIONAL -- 2.3%
 Chevron Corp. ......................................................       12,300          724,163
 Exxon Corp. ........................................................       19,600        1,594,950
 Mobil Oil...........................................................        9,200        1,037,300
 Texaco Inc. ........................................................        9,000          798,750
                                                                                       ------------
                                                                                          4,155,163
                                                                                       ------------
OIL & GAS PRODUCTION/SERVICES -- 2.3%
 Coastal Corp. ......................................................       20,100          796,463
 Panenergy Corp. ....................................................       20,500          679,063
 Halliburton Co. ....................................................       12,700          668,338
 Schlumberger Ltd. ..................................................        6,900          582,188
 Williams Co. .......................................................       17,700          882,788
 USX Marathon Group..................................................       24,100          503,088
                                                                                       ------------
                                                                                          4,111,928
                                                                                       ------------
PAPER PRODUCTS -- 1.2%
 Champion International..............................................       27,100        1,165,300
 International Paper Co. ............................................       11,300          452,000
 Willamette Industries...............................................        8,200          506,350
                                                                                       ------------
                                                                                          2,123,650
                                                                                       ------------
PHARMACEUTICALS -- 5.4%
 Abbot Laboratories..................................................       39,000        1,759,875
 American Home Products..............................................       21,000        1,244,250
 Amgen Inc. .........................................................       10,000          582,500
 Bristol-Meyers......................................................       15,800        1,386,450
 Johnson & Johnson...................................................        8,000          394,000
 Lilly Eli & Co. ....................................................       19,800        1,133,550
 Merck & Co., Inc. ..................................................       18,200        1,194,375
 Pfizer, Inc. .......................................................       16,600        1,178,600
 Schering Plough Corp. ..............................................       10,400          581,100
 Warner Lambert Co. .................................................        5,400          321,300
                                                                                       ------------
                                                                                          9,776,000
                                                                                       ------------
PHOTOGRAPHY -- 0.3%
 Eastman Kodak Co. ..................................................        6,900          500,250
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
RAILROAD -- 0.8%
 Burlington Northern Santa Fe........................................        8,400     $    672,000
 Union Pacific Corp. ................................................        9,600          699,600
                                                                                       ------------
                                                                                          1,371,600
                                                                                       ------------
RETAIL -- 3.3%
 Home Depot..........................................................       28,300        1,503,438
 May Dept Stores.....................................................       24,000        1,092,000
 Nordstrom, Inc. ....................................................       18,100          705,900
 Price/Costco Inc. ..................................................       29,500          586,313
 Wal-Mart Stores, Inc. ..............................................       80,400        2,130,600
                                                                                       ------------
                                                                                          6,018,251
                                                                                       ------------
SEMICONDUCTORS -- 2.4%
 Intel Corp. ........................................................       36,000        2,873,250
 Motorola, Inc. .....................................................       12,700          677,863
 National Semiconductor..............................................       44,700          821,363
                                                                                       ------------
                                                                                          4,372,476
                                                                                       ------------
TELECOMMUNICATIONS EQUIPMENT -- 0.5%
 3 Com Corp..........................................................       18,000          841,500
                                                                                       ------------
TELECOMMUNICATIONS SERVICES -- 3.1%
 Airtouch Communications.............................................       13,000          357,500
 AT&T................................................................       25,900        1,359,750
 GTE.................................................................       36,100        1,421,438
 MCI Communications Corp. ...........................................       45,100        1,133,138
 Pacific Telesis Group...............................................       13,700          443,524
 Worldcom Inc. ......................................................       44,200          928,200
                                                                                       ------------
                                                                                          5,643,550
                                                                                       ------------
TOBACCO -- 1.6%
 Philip Morris Cos., Inc. ...........................................       20,900        1,875,775
 UST, Inc. ..........................................................       33,400        1,002,000
                                                                                       ------------
                                                                                          2,877,775
                                                                                       ------------
TOYS -- 0.1%
 Mattel, Inc. .......................................................        7,000          184,625
                                                                                       ------------
UTILITIES/ELECTRIC -- 0.8%
 Central & South West Corp. .........................................       24,200          638,275
 Duke Power Co. .....................................................       15,900          743,325
                                                                                       ------------
                                                                                          1,381,600
                                                                                       ------------
UTILITIES -- GAS -- 0.8%
 Noram Energy........................................................       65,700          960,863
 Pacific Enterprises.................................................       13,800          412,275
                                                                                       ------------
                                                                                          1,373,138
                                                                                       ------------
Total Common Stocks -- 57.2%
 (Cost $95,101,290)..................................................                   104,317,537
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                           PRINCIPAL
                                                              MATURITY      AMOUNT        VALUE
                   DESCRIPTION                       RATE       DATE         (000)        (NOTE)
-------------------------------------------------    -----    ---------    ---------   ------------
U.S. GOVERNMENT OBLIGATIONS
U.S. TREASURY BONDS -- 7.5%
 U.S. Treasury Bonds.............................    10.38%    11/15/12    $   8,800   $ 10,954,680
 U.S. Treasury Bonds.............................     8.13%    08/15/21        2,500      2,739,675
                                                                                       ------------
                                                                                         13,694,355
                                                                                       ------------
U.S. TREASURY NOTES -- 2.0%
 U.S. Treasury Notes.............................     5.00%    02/15/99        2,250      2,176,560
 U.S. Treasury Notes.............................     6.63%    06/30/01        1,500      1,493,085
                                                                                       ------------
                                                                                          3,669,645
                                                                                       ------------
TOTAL U.S. GOVERNMENT OBLIGATIONS -- 9.5%
 (Cost $18,085,133)..............................                                        17,364,000
                                                                                       ------------
U.S. GOVERNMENT AGENCY OBLIGATIONS -- 13.4%
 *Federal Home Loan Mortgage Corporation
   Pool #G10304..................................     6.50%    04/01/09          887        851,594
 *Federal Home Loan Mortgage Corporation
   Pool #E60891..................................     6.50%    07/01/10        3,066      2,942,527
 *Federal Home Loan Mortgage Corporation
   Pool #297505..................................     8.00%    06/01/17           12         12,216
 *Federal Home Loan Mortgage Corporation
   Pool #533301..................................    10.50%    04/01/19           32         35,199
 *Federal Home Loan Mortgage Corporation
   Pool #544066..................................     8.00%    12/01/19           13         13,416
 FNCI Pool #325602...............................     6.50%    10/01/10          578        554,414
 FNCI Pool #329451...............................     6.50%    03/01/11          992        951,578
 FNCI Pool #338029...............................     6.50%    03/01/11          421        403,518
 FNCI Pool #338572...............................     6.50%    03/01/11          673        644,942
 FNCI Pool #340676...............................     6.50%    03/01/11          999        958,542
 FNCI Pool #340686...............................     6.50%    03/01/11        1,270      1,218,180
 *Government National Mortgage Association
   Pool #146301..................................    10.00%    02/15/16           90         97,715
 GNSF Pool #318567...............................     8.00%    01/15/22           15         15,442
 GNSF Pool #317275...............................     8.00%    02/15/22           16         15,713
 GNSF Pool #321799...............................     8.00%    04/15/22          487        487,542
 GNSF Pool #323085...............................     8.00%    05/15/22          976        976,437
 GNSF Pool #342065...............................     8.00%    11/15/22          434        434,379
 FGLMC Pool #D66935..............................     7.50%    01/01/26          409        399,871
 FGLMC Pool #D66969..............................     7.50%    01/01/26          876        856,854
 FGLMC Pool #D68671..............................     7.50%    02/01/26          599        585,388
 FGLMC Pool #D69671..............................     7.50%    03/01/26           33         32,571
 FGLMC Pool #D70402..............................     7.50%    03/01/26          107        104,693
 FGLMC Pool #D69839..............................     7.50%    04/01/26          540        528,441
 FGLMC Pool #D69930..............................     7.50%    04/01/26          468        457,378
 FGLMC Pool #D70086..............................     7.50%    04/01/26          577        564,455
 FGLMC Pool #D71116..............................     7.50%    05/01/26           98         95,773
 FGLMC Pool #D71404..............................     7.50%    05/01/26        1,270      1,242,049
 FGLMC TBA.......................................     8.00%    08/01/26        9,000      9,056,250
                                                                                       ------------
Total U.S. Government Agency Obligations
 (Cost $24,942,940)..............................                                        24,537,077
                                                                                       ------------
TAXABLE MUNICIPAL BONDS -- 0.4%
ILLINOIS -- 0.4%
 Cook County, General Obligation Bond............     5.00%    11/15/23          800        685,000
                                                                                       ------------
EURO BONDS -- 1.4%
 Republic of Italy Zero Coupon...................     0.00%    01/10/01        3,500      2,559,374
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                           PRINCIPAL
                                                              MATURITY      AMOUNT        VALUE
                   DESCRIPTION                       RATE       DATE         (000)        (NOTE)
-------------------------------------------------    -----    ---------    ---------   ------------
COMMERCIAL PAPER -- 4.2%
 AT&T**..........................................     5.32%    09/10/96    $   3,800   $  3,796,069
 Nestle Capital Corp**...........................     5.32%    09/10/96        3,800      3,798,344
                                                                                       ------------
                                                                                          7,594,413
                                                                                       ------------
CORPORATE OBLIGATIONS -- 14.7%
CORPORATE BONDS -- 1.9%
 Lehman Brothers.................................     5.75%    11/15/98        1,000        975,000
 Hertz Corporation...............................     7.00%    07/15/03        2,500      2,421,875
                                                                                       ------------
                                                                                          3,396,875
                                                                                       ------------
MEDIUM TERM NOTES -- 12.8%
 Morgan Stanley Group MTN........................     5.63%    03/01/99        1,500      1,456,875
 Province of Quebec MTN..........................     7.98%    04/01/99        3,000      3,075,000
 General Motors Accept Corp......................     7.38%    05/26/99        2,000      2,022,500
 Bank of Nova Scotia.............................     9.00%    10/01/99        1,400      1,477,000
 GMAC............................................     8.40%    10/15/99        1,345      1,398,800
 Ford Motor......................................     8.38%    01/15/00        3,000      3,112,500
 International Lease Finance.....................     5.71%    02/01/00        1,600      1,536,000
 Chrysler Financial Corp.........................     5.63%    02/16/01        2,500      2,346,875
 NationsBank Credit Card Master..................     6.45%    04/15/03        3,500      3,455,168
 The Money Storetrust 1996-B.....................     7.38%    05/15/17        3,500      3,494,112
                                                                                       ------------
                                                                                         23,374,830
                                                                                       ------------
Total Corporate Obligations
 (Cost $38,264,533)                                                                      26,771,705
                                                                                       ------------
TOTAL INVESTMENTS -- 100.7%
 (Cost $176,393,070).............................                                       183,829,106
Other Liabilities in Excess of
 Assets -- (0.7%)................................                                        (1,317,231)
                                                                                       ------------
NET ASSETS -- 100%...............................                                      $182,511,875
                                                                                       ============

---------------

 * Mortgage-backed pass-through obligations

** Discount Security

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COMMON STOCKS
AEROSPACE/DEFENSE -- 3.6%
 Lockheed Martin Corp. ..............................................       43,100     $  3,625,788
 Rockwell International..............................................       60,900        3,166,800
 United Technologies Corp............................................       46,500        5,242,875
                                                                                       ------------
                                                                                         12,035,463
                                                                                       ------------
AIRLINES -- 0.4%
 AMR Corp. ..........................................................       15,900        1,303,800
                                                                                       ------------
APPAREL -- 0.9%
 Nike Inc. ..........................................................       26,700        2,883,600
                                                                                       ------------
AUTOMOBILES -- 2.0%
 Chrysler Corp. .....................................................      115,800        3,372,675
 Ford ...............................................................      103,700        3,473,950
                                                                                       ------------
                                                                                          6,846,625
                                                                                       ------------
AUTOMOBILE PARTS -- 0.5%
 Goodyear ...........................................................       38,200        1,742,875
                                                                                       ------------
BANKS -- 7.2%
 Bank of Boston Corp. ...............................................       89,600        4,726,400
 Citicorp ...........................................................       82,200        6,843,150
 Comerica ...........................................................       77,200        3,763,500
 First Union Corp. ..................................................       73,200        4,675,650
 NationsBank Corp. ..................................................       52,200        4,443,525
                                                                                       ------------
                                                                                         24,452,225
                                                                                       ------------
BEVERAGES -- SOFT DRINKS -- 3.8%
 Coca-Cola Co. ......................................................      178,600        8,930,000
 Pepsico ............................................................      133,600        3,841,000
                                                                                       ------------
                                                                                         12,771,000
                                                                                       ------------
CHEMICALS -- 3.5%
 E.I. Du Pont de Nemours ............................................       70,200        5,765,175
 Monsanto ...........................................................      146,400        4,703,100
 Morton International ...............................................       32,900        1,221,413
                                                                                       ------------
                                                                                         11,689,688
                                                                                       ------------
COMPUTER HARDWARE -- 2.1%
 Compaq Computer Corp. ..............................................       50,700        2,870,888
 Sun Microsystems Inc. ..............................................       36,100        1,962,938
 Xerox Corporation ..................................................       40,900        2,244,388
                                                                                       ------------
                                                                                          7,078,214
                                                                                       ------------
COMPUTER SOFTWARE -- 5.2%
 Computer Associates ................................................       49,350        2,590,875
 Cisco Systems ......................................................       90,500        4,773,875
 Cabletron Systems ..................................................       20,700        1,262,700
 Microsoft Corp. ....................................................       47,800        5,855,500
 Oracle .............................................................       90,450        3,188,363
                                                                                       ------------
                                                                                         17,671,313
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
COSMETICS/TOILETRIES -- 1.3%
 Avon Products ......................................................       91,900     $  4,399,713
                                                                                       ------------
ELECTRICAL EQUIPMENT -- 2.5%
 General Electric Co. ...............................................      102,100        8,487,063
                                                                                       ------------
FINANCIAL SERVICES -- 2.9%
 Merrill Lynch ......................................................       56,500        3,460,625
 Morgan (J.P.) & Co., Inc. ..........................................       37,300        3,268,413
 Morgan Stanley .....................................................       65,800        3,141,950
                                                                                       ------------
                                                                                          9,870,988
                                                                                       ------------
FOODS -- 2.5%
 Conagra Inc. .......................................................       71,800        3,024,575
 Hershey Foods Corp. ................................................       30,500        2,657,313
 Sara Lee Corp. .....................................................       92,100        2,901,150
                                                                                       ------------
                                                                                          8,583,038
                                                                                       ------------
FOREST PRODUCTS AND PAPER -- 1.0%
 Bemis Co. ..........................................................       39,400        1,177,075
 Mead Inc. ..........................................................        5,300          211,825
 Temple Inland Inc. .................................................       40,100        2,068,813
                                                                                       ------------
                                                                                          3,457,713
                                                                                       ------------
HOUSEHOLD PRODUCTS -- GENERAL -- 2.1%
 Clorox .............................................................       45,400        4,250,575
 Proctor & Gamble ...................................................       33,000        2,932,875
                                                                                       ------------
                                                                                          7,183,450
                                                                                       ------------
INSURANCE -- 3.2%
 Aetna Inc. .........................................................        8,422          556,905
 Allstate ...........................................................       67,197        2,998,666
 American General ...................................................       92,300        3,368,950
 Cigna ..............................................................       23,100        2,682,488
 General re Corp. ...................................................        8,500        1,231,438
                                                                                       ------------
                                                                                         10,838,447
                                                                                       ------------
LEISURE -- 1.4%
 Walt Disney Co. ....................................................       66,178        3,772,146
 King World Productions Inc. ........................................       27,600          972,900
                                                                                       ------------
                                                                                          4,745,046
                                                                                       ------------
MACHINERY & EQUIPMENT -- 1.1%
 Caterpillar Inc. ...................................................       27,400        1,887,175
 Ingersoll Rand Co. .................................................       39,500        1,688,625
                                                                                       ------------
                                                                                          3,575,800
                                                                                       ------------
MANUFACTURING -- 0.5%
 Armstrong World Industries .........................................       24,700        1,528,313
                                                                                       ------------
MEDIA -- PUBLISHING -- 1.1%
 New York Times Co. .................................................       66,500        2,078,125
 Times Mirror .......................................................       35,700        1,548,488
                                                                                       ------------
                                                                                          3,626,613
                                                                                       ------------
MEDICAL -- HOSPITAL MANAGEMENT SERVICES -- 0.8%
 Columbia Healthcare Corp. (HCA) ....................................       50,400        2,841,300
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
METALS -- 1.1%
 Phelps Dodge .......................................................       45,800     $  2,770,900
 USX -- Steel .......................................................       36,000          775,500
                                                                                       ------------
                                                                                          3,546,400
                                                                                       ------------
MULTI-INDUSTRY -- 2.1%
 Honeywell Inc. .....................................................       74,000        4,301,250
 Textron ............................................................       33,400        2,851,525
                                                                                       ------------
                                                                                          7,152,775
                                                                                       ------------
OIL/GAS -- DOMESTIC -- 2.1%
 Atlantic Richfield Co. .............................................       20,300        2,370,025
 Phillips Petroleum Co. .............................................       59,000        2,389,500
 Unocal Corp. .......................................................       64,700        2,215,975
                                                                                       ------------
                                                                                          6,975,500
                                                                                       ------------
OIL/GAS -- INTERNATIONAL -- 5.6%
 Exxon Corp. ........................................................       67,200        5,468,400
 Mobil Corp. ........................................................       42,000        4,735,500
 Royal Dutch Pete Co. ...............................................       23,800        3,555,125
 Texaco Inc. ........................................................       57,100        5,067,625
                                                                                       ------------
                                                                                         18,826,650
                                                                                       ------------
OIL/GAS -- PRODUCTION SERVICES -- 1.0%
 Tidewater ..........................................................       91,500        3,511,313
                                                                                       ------------
PHARMACEUTICALS -- 9.1%
 Abbott Labs ........................................................       83,000        3,745,375
 Bristol-Meyers .....................................................       49,200        4,317,300
 Johnson & Johnson ..................................................      135,700        6,683,225
 Merck & Co. Inc. ...................................................      125,700        8,249,063
 Pfizer Inc. ........................................................       67,300        4,778,300
 Schering Plough Corp. ..............................................       55,400        3,095,475
                                                                                       ------------
                                                                                         30,868,738
                                                                                       ------------
PHOTOGRAPHY -- 0.8%
 Eastman Kodak ......................................................       35,400        2,566,500
                                                                                       ------------
RAILROAD -- 1.1%
 Norfolk Southern Corp. .............................................       46,300        3,860,263
                                                                                       ------------
RESTAURANTS/LODGING -- 1.2%
 Hospitality Franchise ..............................................       25,200        1,508,850
 Marriott International Inc. ........................................       47,800        2,623,025
                                                                                       ------------
                                                                                          4,131,875
                                                                                       ------------
RETAIL -- 4.9%
 American Stores Co. ................................................       98,500        4,050,813
 Dayton Hudson ......................................................       75,900        2,618,550
 Gap Inc. ...........................................................      135,000        4,725,000
 Home Depot Inc. ....................................................       46,100        2,449,063
 TJX Cos. Inc. ......................................................       82,200        2,630,400
                                                                                       ------------
                                                                                         16,473,826
                                                                                       ------------
SEMICONDUCTORS -- 2.2%
 Intel Corp. ........................................................       94,800        7,566,225
                                                                                       ------------
TELECOMMUNICATIONS EQUIPMENT -- 0.8%
 Harris Corp. .......................................................       42,600        2,619,900
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                                          VALUE
                             DESCRIPTION                                  SHARES         (NOTE 2)
---------------------------------------------------------------------    ---------     ------------
TOBACCO -- 1.8%
 Philip Morris Inc. .................................................       69,500     $  6,237,625
                                                                                       ------------
TOYS -- 0.5%
 Hasbro Inc. ........................................................       42,300        1,554,525
                                                                                       ------------
UTILITIES -- ELECTRIC -- 3.1%
 Edison International ...............................................      232,200        4,034,475
 FPL Group Inc. .....................................................       51,400        2,274,450
 General Public Utilities ...........................................      132,400        4,170,600
                                                                                       ------------
                                                                                         10,479,525
                                                                                       ------------
UTILITIES -- GAS -- 0.9%
 Pacific Enterprises ................................................       97,700        2,918,788
                                                                                       ------------
UTILITIES -- TELECOMMUNICATIONS -- 6.8%
 Ameritech Corp. ....................................................       68,300        3,525,988
 AT&T ...............................................................       70,700        3,711,750
 Bellsouth Corp. ....................................................      125,200        4,538,500
 GTE Corp. ..........................................................       79,600        3,134,250
 Nynex Corp. ........................................................       62,300        2,686,687
 Sprint Corp. .......................................................      136,300        5,537,188
                                                                                       ------------
                                                                                         23,134,363
                                                                                       ------------
TOTAL COMMON STOCKS -- 94.4%
 (Cost $320,232,223) ................................................                   320,037,067
                                                                                       ------------
PREFERRED STOCK -- 0.1%
 Aetna Services......................................................        2,808          195,156
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                           PRINCIPAL
                                                              MATURITY      AMOUNT        VALUE
                   DESCRIPTION                       RATE       DATE         (000)       (NOTE 2)
-------------------------------------------------    -----    ---------    ---------   ------------
U.S. GOVERNMENT OBLIGATIONS -- 5.4%
 U.S. Treasury Bill..............................     5.06%*  09/19/96     $   368   $    367,017
 U.S. Treasury Bill..............................     5.15%*  10/17/96          22         21,848
 U.S. Treasury Bill..............................     5.03%*  10/24/96       2,196      2,179,494
 U.S. Treasury Bill..............................     4.99%*  10/24/96       2,730      2,709,481
 U.S. Treasury Bill..............................     4.97%*  10/24/96       1,213      1,203,883
 U.S. Treasury Bill..............................     5.06%*  10/31/96         734        727,654
 U.S. Treasury Bill..............................     5.00%*  11/07/96         493        488,247
 U.S. Treasury Bill..............................     5.10%*  11/07/96         663        656,608
 U.S. Treasury Bill..............................     5.02%*  11/07/96         940        930,937
 U.S. Treasury Bill..............................     5.04%*  11/14/96         687        679,676
 U.S. Treasury Bill..............................     4.97%*  11/14/96         434        429,373
 U.S. Treasury Bill..............................     4.98%*  11/14/96         687        679,676
 U.S. Treasury Bill..............................     4.97%*  11/14/96         947        936,904
 U.S. Treasury Bill..............................     5.02%*  11/14/96         261        258,217
 U.S. Treasury Bill..............................     5.03%*  11/14/96         108        106,849
 U.S. Treasury Bill..............................     5.07%*  11/14/96       5,677      5,616,476
 U.S. Treasury Bill..............................     5.07%*  11/14/96         337        333,407
                                                                                     ------------
                                                                                       18,325,745
                                                                                     ------------
Total U.S. Government Obligations
 (Cost $18,293,0401).............................                                      18,325,745
                                                                                     ------------
TOTAL INVESTMENT
 (COST $298,146,861) -- 99.8%....................                                     338,557,968
Other assets in excess of liabilities -- 0.2%....                                         593,428
                                                                                     ------------
NET ASSETS -- 100%...............................                                    $339,151,396
                                                                                     ============

---------------

* Effective Yield

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                                           PRINCIPAL
                                                              MATURITY      AMOUNT        VALUE
                   DESCRIPTION                       RATE       DATE         (000)       (NOTE 2)
-------------------------------------------------    -----    ---------    ---------   ------------
ASSET BACKED SECURITIES -- CREDIT CARDS -- 5.7%
 Standard Credit Card Master Tr..................     7.85%    02/07/02    $   2,500   $  2,577,250
 NationsBank Credit Card Master..................     6.45%    04/15/03        2,700      2,665,415
                                                                                       ------------
                                                                                          5,242,665
                                                                                       ------------
ASSET BACKED SECURITIES -- HOME EQUITY LOANS -- 1.1%
 The Money Storetrust 1996 -- B..................     7.38%    03/15/17        1,000        998,318
                                                                                       ------------
COMMERCIAL PAPER -- 2.4%
 Nestle Capital Corp.............................     5.23%    09/06/96        2,200      2,199,041
                                                                                       ------------
CORPORATE OBLIGATIONS -- 8.6%
 General Motors..................................     8.40%    10/15/99        1,000      1,040,000
 Household International BV......................     5.25%    10/15/98        2,000      1,945,000
 Texas Instruments Inc...........................     6.88%    07/15/00        2,500      2,484,375
 Hertz Corporation...............................     7.00%    07/15/03        2,500      2,421,875
                                                                                       ------------
                                                                                          7,891,250
                                                                                       ------------
EURO BONDS -- 2.6%
 Republic of Italy Zero Coupon...................     0.00%    01/10/01        3,300      2,413,177
                                                                                       ------------
MEDIUM TERM NOTES -- 19.0%
 International Lease Finance MT..................     6.27%    02/10/99        2,500      2,471,875
 Sears Roebuck Co................................     6.58%    06/15/00        2,000      1,965,000
 General Motors Accept Corp......................     7.38%    05/26/99        2,000      2,022,500
 Caterpillar Finance MTN.........................     6.77%    02/01/99        2,000      1,995,000
 Associates Corporation..........................     6.35%    06/29/00        3,000      2,932,500
 Morgan Stanley Group MTN........................     6.25%    03/01/99        2,000      1,942,500
 USL Capital Corp................................     8.13%    02/15/00        4,000      4,115,000
                                                                                       ------------
                                                                                         17,444,375
                                                                                       ------------
U.S. GOVERNMENT AGENCY NOTES -- 4.4%
 Federal Home Loan Mortgage Corp. Pool #303528...     6.00%    06/01/01        2,293      2,192,433
 Federal Home Loan Mortgage Corp. Pool #131579...     6.50%    06/01/01          181        166,900
 Federal Home Loan Mortgage Corp. Pool #286087...     8.00%    06/01/24          773        772,447
 Government National Mortgage Assoc. Pool
   #136688.......................................    10.00%    06/01/15           36         39,341
 Government National Mortgage Assoc. Pool
   #166744.......................................    10.00%    06/01/16          358        391,083
 Government National Mortgage Assoc. Pool
   #209480.......................................    10.00%    07/15/17           80         87,622
 Government National Mortgage Assoc. Pool
   #227082.......................................    10.00%    08/15/17          114        124,052
 Federal Home Loan Mortgage Corp. Pool #160034...     8.50%    12/01/07           69         69,841
 Federal Home Loan Mortgage Corp. Pool #549837...     8.00%    07/01/10          216        216,198
 Federal Home Loan Mortgage Corp. Pool #284343...     8.00%    12/01/16           13         13,076
 Federal Home Loan Mortgage Corp. Pool #297505...     8.00%    06/01/17           18         18,043
                                                                                       ------------
                                                                                          4,091,036
                                                                                       ------------
U.S TREASURY BONDS -- 5.0%
 U.S. Treasury Bonds.............................    10.38%    11/15/09        3,800      4,578,848
                                                                                       ------------

---------------
See Notes to Financial Statements.

                                                                           PRINCIPAL
                                                              MATURITY      AMOUNT        VALUE
                   DESCRIPTION                       RATE       DATE         (000)       (NOTE 2)
-------------------------------------------------    -----    ---------    ---------   ------------
U.S. TREASURY NOTES -- 49.3%
 U.S. Treasury Notes.............................     5.12%    11/30/98    $   6,900   $  6,716,804
 U.S. Treasury Notes.............................     6.38%    05/15/99       12,000     11,958,958
 U.S. Treasury Notes.............................     6.88%    08/31/99        2,000      2,017,400
 U.S. Treasury Notes.............................     7.75%    11/30/99        7,500      7,749,075
 U.S. Treasury Notes.............................     7.75%    01/21/00        2,500      2,584,775
 U.S. Treasury Notes.............................     5.63%    11/30/00        1,500      1,440,720
                                                      6.63%    06/30/01       13,000     12,940,070
                                                                                       ------------
                                                                                         45,407,802
                                                                                       ------------
TOTAL INVESTMENTS -- 98.1%
 (Cost $91,680,545)..............................                                        90,266,512
Other Assets in Excess of Liabilities -- 1.9%....                                         1,755,100
                                                                                       ------------
NET ASSETS -- 100%...............................                                      $ 92,021,612
                                                                                       ============

---------------

* Discount Security

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                              ASSET                      INVESTMENT
                                            ALLOCATION     BLUE CHIP     GRADE BOND
                                            PORTFOLIO      PORTFOLIO      PORTFOLIO
                                           ------------   ------------   -----------
ASSETS:
  Investments in securities at value
    (cost $176,393,070, $298,146,861
    and $91,680,545 respectively)........  $183,829,106   $338,557,968   $90,266,512
  Cash...................................        73,400            312        54,240
  Receivable for investment securities
    sold.................................     7,892,860      6,218,257            --
  Contribution receivable................       107,408        746,059       400,274
  Dividends receivable...................  262,201.....        755,213            --
  Interest receivable....................       876,101             --     1,343,225
  Deferred organization costs and prepaid
    expenses.............................        32,594         29,161        31,653
                                           ------------   ------------   -----------
Total assets.............................   193,073,670    346,306,970    92,095,904
                                           ------------   ------------   -----------
LIABILITIES:
  Withdrawal payable.....................        15,811         75,952        13,753
  Payable for investment securities
    purchased                                10,448,530      6,761,707            --
  Advisor fees payable...................        30,460        153,367        16,510
  Accrued audit fees.....................        20,068         13,990        17,705
  Accrued legal fees.....................        10,992         19,951         4,363
  Accrued accounting fees................        10,161         14,060         3,410
  Accrued custody fees...................         7,320         19,344         3,770
  Administration fees payable............         2,768         10,227         1,832
  Other accrued expenses.................        15,685         86,976        12,949
                                           ------------   ------------   -----------
Total liabilities........................    10,561,795      7,155,574        74,292
                                           ------------   ------------   -----------
NET ASSETS...............................  $182,511,875   $339,151,396   $92,021,612
                                           ============   ============   ===========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Operations
For the six months ended August 31, 1996 (Unaudited)
--------------------------------------------------------------------------------

                                                 ASSET                      INVESTMENT
                                              ALLOCATION      BLUE CHIP     GRADE BOND
                                               PORTFOLIO      PORTFOLIO     PORTFOLIO
                                              -----------    -----------    ----------
INVESTMENT INCOME:
  Interest.................................   $ 2,535,308    $   302,621    $2,274,374
  Dividends................................     1,020,836      3,372,255            --
                                              -----------    -----------    ----------
                                                3,556,144      3,674,876     2,274,374
                                              -----------    -----------    ----------
EXPENSES:
  Advisory fees............................       507,536      1,156,068       167,152
  Administration fees......................        46,140         77,071        18,572
  Fund accounting fees and expenses........        66,782         93,231        24,759
  Audit fees...............................        20,491         14,552         9,922
  Custodian fees and expenses..............        15,125         33,283         7,471
  Legal fees...............................        12,307         24,867         4,107
  Trustees fees............................         9,695         15,048         3,523
  Amortization of organization costs.......         6,982          6,970         6,982
  Other operating expenses.................         5,449          6,200         3,120
                                              -----------    -----------    ----------
                                                  690,507      1,427,290       245,608
  Less: Fee waivers and expense
    reimbursements.........................      (396,867)      (484,008)     (161,500)
                                              -----------    -----------    ----------
                                                  293,640        943,282        84,108
                                              -----------    -----------    ----------
Net Investment Income......................     3,262,504      2,731,594     2,190,266
                                              -----------    -----------    ----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain on securities
    transactions...........................     8,726,909     12,400,049      (643,236)
  Net change in unrealized appreciation
    (depreciation) on investments..........    (8,382,622)    (5,968,861)   (1,413,251)
                                              -----------    -----------    ----------
Net Gain on Investments....................       344,287      6,431,188    (2,056,487)
                                              -----------    -----------    ----------
NET INCREASE IN NET ASSETS RESULTING
  FROM OPERATIONS..........................   $ 3,606,791    $ 9,162,782    $  133,779
                                              ===========    ===========    ==========

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                           ASSET ALLOCATION PORTFOLIO
                                                          ----------------------------
                                                           FOR THE SIX
                                                          MONTHS ENDED      FOR THE
                                                           AUGUST 31,      YEAR ENDED
                                                              1996        FEBRUARY 29,
                                                           (UNAUDITED)        1996
                                                          -------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $   3,262,504   $  6,425,653
  Net realized gain on securities transactions...........     8,726,909     19,223,012
  Net change in unrealized appreciation/depreciation on
    investments..........................................    (8,382,622)     8,662,241
                                                          -------------   ------------
  Net increase in net assets resulting from operations...     3,606,791     34,310,906
                                                          -------------   ------------
Trust Share Transactions:
  Contributions..........................................    13,790,000     31,372,458
  Withdrawals............................................   (15,939,330)   (35,499,213)
                                                          -------------   ------------
  Net decrease in net assets resulting from Trust share
    transactions.........................................    (2,149,330)    (4,126,755)
                                                          -------------   ------------
Total Increase...........................................     1,457,461     30,184,151
NET ASSETS:
  Beginning of year......................................   181,054,414    150,870,263
                                                          -------------   ------------
  End of period.......................................... $ 182,511,875   $181,054,414
                                                          =============   ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (continued)
--------------------------------------------------------------------------------

                                                              BLUE CHIP PORTFOLIO
                                                          ----------------------------
                                                           FOR THE SIX
                                                          MONTHS ENDED      FOR THE
                                                           AUGUST 31,      YEAR ENDED
                                                              1996        FEBRUARY 29,
                                                           (UNAUDITED)        1996
                                                          -------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income.................................. $   2,731,594   $  4,528,400
  Net realized gain on securities transactions...........    12,400,049     21,310,546
  Net change in unrealized appreciation/depreciation on
    investments..........................................    (5,968,861)    34,689,746
                                                          -------------   ------------
  Net increase in net assets resulting from operations...     9,162,782     60,528,692
                                                          -------------   ------------
Trust Share Transactions:
  Contributions..........................................    78,154,310     96,776,148
  Withdrawals............................................   (23,687,970)   (39,120,232)
                                                          -------------   ------------
  Net increase in net assets resulting from Trust share
    transactions.........................................    54,466,340     57,655,916
                                                          -------------   ------------
Total Increase...........................................    63,629,122    118,184,608
NET ASSETS
  Beginning of period....................................   275,522,274    157,337,666
                                                          -------------   ------------
  End of period.......................................... $ 339,151,396   $275,522,274
                                                          =============   ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Statements of Changes in Net Assets (continued)
--------------------------------------------------------------------------------

                                                              INVESTMENT GRADE BOND
                                                                    PORTFOLIO
                                                           ----------------------------
                                                            FOR THE SIX
                                                           MONTHS ENDED      FOR THE
                                                            AUGUST 31,      YEAR ENDED
                                                               1996        FEBRUARY 29,
                                                            (UNAUDITED)        1996
                                                           -------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
Operations:
  Net investment income...................................  $ 2,190,266    $  3,879,980
  Net realized gain (loss) on securities transactions.....     (643,236)      2,336,008
  Net change in unrealized appreciation/depreciation on
    investments...........................................   (1,413,251)       (247,652)
                                                           -------------   ------------
  Net increase in net assets resulting from operations....      133,779       5,968,336
                                                           -------------   ------------
Trust Share Transactions:
  Contributions...........................................   35,810,542      21,358,278
  Withdrawals.............................................  (10,212,284)    (18,755,421)
                                                           -------------   ------------
  Net increase(decrease) in net assets resulting from
    Trust share transactions..............................   25,598,258       2,602,857
                                                           -------------   ------------
Total Increase............................................   25,732,037       8,571,193
NET ASSETS:
  Beginning of period.....................................   66,289,575      57,718,382
                                                           -------------   ------------
  End of period...........................................  $92,021,612    $ 66,289,575
                                                           ============    ============

---------------
See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I
--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)
--------------------------------------------------------------------------------

NOTE 1 -- GENERAL

    Master Investment Trust, Series I (the "Trust"), a Delaware business trust, is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company. At August 31, 1996 the Trust consisted of five portfolios. The accompanying financial statements and notes are those of the Blue Chip Portfolio (the "Blue Chip Portfolio"), Investment Grade Bond Portfolio, (the "Bond Portfolio") and Asset Allocation Portfolio (the "Asset Allocation Portfolio") (collectively, the "Portfolios") only.

    The investment objective of the Blue Chip Portfolio is long-term capital appreciation through investments in blue chip stocks. The investment objective of the Investment Grade Bond Portfolio is to obtain interest income and capital appreciation by investing in investment grade intermediate and longer term bonds, including corporate and governmental fixed income obligations and mortgage-backed securities. The investment objective of the Asset Allocation Portfolio is to obtain long term growth from capital appreciation and dividend and interest income. The Asset Allocation Portfolio seeks to achieve its objective by actively allocating investments among the three major asset categories: bonds, equity securities and cash equivalents.

    Bank of America National Trust and Savings Association ("Bank of America"), a wholly owned subsidiary of BankAmerica Corporation, serves as the Portfolios' Investment Adviser. Concord Holding Corporation ("Concord") serves as the Portfolios' Administrator through BISYS Fund Services (Ireland) Ltd., a wholly owned subsidiary of Concord.

    Effective March 29, 1995, Concord became a wholly owned subsidiary of The BISYS Group, Inc., ("BISYS").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Portfolios in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and accounting disclosures in the financial statements. Actual results could differ from those estimates.

A) SECURITY VALUATIONS:

    Portfolio securities for which market quotations are readily available (other than debt securities with remaining maturities of 60 days or less) are valued at the last reported sales price on the date of valuation or, if none is available, at the mean between the current quoted bid and asked prices on the date of valuation. Securities that are primarily traded on the NASDAQ national securities market are valued at the last reported sales price on the date of valuation or, if none is available, at the last quoted bid price on the date of valuation. The Portfolio may use an independent pricing service, approved by the Board of Trustees, to value certain of its securities. Such prices reflect market values which may be established through the use of electronic data processing techniques and matrix systems. Restricted securities and securities for which market quotations are not readily available, if any, are valued at fair value using methods approved by the Board of Trustees. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. The amortized cost method involves valuing a security at its cost on the date of purchase or, in the case of securities purchased with more than 60 days until maturity, at their market value each day until the 61st day prior to maturity, and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and such valuation.

B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:

    Securities transactions are accounted for on a trade date basis. Realized gains and losses on securities transactions are determined on the identified cost basis. Interest income, including accretion of discount and amortization of premium, is accrued daily. Dividend income is recorded on the ex-dividend date.

C) EXPENSES:

    Expenses directly attributable to a Portfolio are charged to that Portfolio, while Trust expenses attributable to more than one portfolio of the Trust and general Trust expenses are allocated among the respective portfolios of the Trust.

D) FEDERAL INCOME TAXES:

    The Portfolios will be treated as partnerships for federal income tax purposes. As such, each investor in the Portfolios will be taxed on its share of the Portfolio's ordinary income and capital gains. It is intended that the Portfolios will be managed in such a way that an investor will be able to satisfy the requirements of the Internal Revenue Code applicable to regulated investment companies.

NOTE 3 -- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

    The Portfolios have an Investment Advisory Agreement with Bank of America and an Administration Agreement with Concord.

    As Adviser, Bank of America is responsible for managing the investment of the assets of the Portfolio in conformity with the stated objectives and policies of the Portfolios. For its services, Bank of America is entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.55%, 0.75% and 0.45% of the average daily net assets of the Asset Allocation

Portfolio, Blue Chip Portfolio and Bond Portfolio, respectively. For the period ended August 31, 1996, Bank of America waived the following fees as Adviser for each Portfolio.

Asset Allocation.........................................................   $ 363,775
Blue Chip................................................................   $ 453,754
Bond.....................................................................   $ 145,347

    As Administrator, Concord assists in supervising the operations of the Portfolios. For its services, Concord is entitled to a fee from each Portfolio accrued daily and payable monthly, at an annual rate of 0.05% of each of the Portfolio's average daily net assets. For the period ended August 31, 1996, Concord waived the following fees as Administrator for each Portfolio.

Asset Allocation..........................................................   $ 33,092
Blue Chip.................................................................   $ 30,254
Bond......................................................................   $ 16,153

    For services provided to all five of the portfolios constituting the Trust, each Trustee receives an annual fee of $3,000 and a meeting fee of $500. For the period ended August 31, 1996, the Asset Allocation Portfolio, Blue Chip Portfolio and Bond Portfolio incurred legal expenses of $12,307, $24,867 and $4,107, which were earned by a law firm, a partner of which serves as Secretary of the Trust. Certain officers of the Trust are "affiliated persons" (as defined in the Act) of BISYS.

NOTE 4 -- SECURITIES TRANSACTIONS

    During the period ended August 31, 1996, each Portfolio purchased and sold portfolio securities, excluding short-term securities, in the following amounts:

                                                        PURCHASES        SALES
                                                       ------------   ------------
    ASSET ALLOCATION PORTFOLIO
    U.S. Government..................................  $  6,776,406   $          0
    Other............................................    94,121,136     97,191,208
                                                       ------------   ------------
    Total............................................   100,897,542     97,191,208
                                                       ============   ============
    BLUE CHIP PORTFOLIO
    Total Common Stocks..............................  $157,989,151   $116,133,810
                                                       ============   ============
    BOND PORTFOLIO
    U.S. Government..................................  $ 34,247,132   $  9,163,594
    Other............................................    15,119,716     12,925,931
                                                       ------------   ------------
    Total............................................    49,366,848     22,089,525
                                                       ============   ============

    At August 31, 1996, the cost of the securities of the Asset Allocation Portfolio, Blue Chip Portfolio and Bond Portfolio for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly net unrealized appreciation (depreciation) of investments amounted to $7,436,036, $40,411,107 and ($1,414,033) respectively, consisting of gross unrealized appreciation of $12,044,215, $42,366,519 and $179,252, respectively, and gross unrealized depreciation of $4,608,179, $1,955,412 and $1,593,285, respectively.

NOTE 5 -- CONCENTRATION OF CREDIT RISK

    The Asset Allocation Portfolio had the following concentrations by industry sector at August 31, 1996 (as a percentage of total investments):

    U. S. Treasury Bonds...............................................     7.4%
    U. S. Treasury Notes...............................................     2.0
    U. S. Government Agency Obligations................................    13.3
    Taxable Municipal Bonds............................................     0.4
    Medium Term Notes..................................................    12.7
    Corporate Bonds....................................................     1.9
    Commercial Paper Discount..........................................     4.1
    Euro Bonds.........................................................     1.4
    Aerospace/Defense..................................................     0.9
    Airlines...........................................................     0.2
    Aluminum...........................................................     0.3
    Automobiles........................................................     1.1
    Banks..............................................................     3.6
    Beverages..........................................................     2.2
    Chemicals..........................................................     2.1
    Commercial Services................................................     0.1
    Computer Hardware..................................................     2.8
    Computer Software..................................................     2.0
    Household, General Products........................................     1.9
    Electrical Products................................................     2.8
    Semiconductors.....................................................     2.4
    Financial Services.................................................     2.7
    Food...............................................................     1.4
    Health Care Products...............................................     0.7
    Insurance Life.....................................................     0.5
    Insurance -- Property and Casualty.................................     1.0
    Oil & Gas International............................................     4.5
    Leisure............................................................     0.7
    Manufacturing -- Building Materials................................     0.3
    Manufacturing -- Machinery.........................................     1.0
    Media, Broadcasting, Publishing....................................     0.9
    Metals.............................................................     0.3
    Multi Industries...................................................     2.9
    Paper Products.....................................................     1.2
    Pharmaceuticals....................................................     5.3
    Photography........................................................     0.3
    Railroad...........................................................     0.7

    Retail.............................................................     3.3
    Telecommunications Equipment.......................................     0.5
    Telecommunications Services........................................     3.1
    Tobacco............................................................     1.6
    Toys...............................................................     0.1
    Utilities -- Gas/Electric..........................................     1.4
                                                                          -----
                                                                          100.0%
                                                                          =====

    The Bond Portfolio had the following concentrations by security type at August 31, 1996 (as a percentage of total investments):

    U.S. Treasury Notes................................................    50.3%
    Medium Term Notes..................................................    19.3
    U.S. Government Treasury Bonds.....................................     5.1
    Asset Backed Securities............................................     6.9
    U.S. Government Agency Notes.......................................     4.5
    Commercial Paper Discount..........................................     2.4
    Corporate Obligations..............................................     8.7
    Euro Bonds.........................................................     2.8
                                                                          -----
                                                                          100.0%
                                                                          =====

MASTER INVESTMENT TRUST, SERIES I --
ASSET ALLOCATION PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                            FOR THE SIX
                            MONTHS ENDED     FOR THE          YEAR           YEAR
                             AUGUST 31,     YEAR ENDED       ENDED          ENDED
                                1996       FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                            (UNAUDITED)        1996           1995           1994
                            ------------   ------------   ------------   ------------
Ratio of expenses to
  average net assets**....       0.32%***      0.26%          0.17%          0.24%***
Ratio of investment income
  to average net
  assets**................       3.54%***      3.87%          4.01%          3.35%***
Portfolio Turnover........         55%          157%           142%            67%
Average commission rate
  paid (a)................    $ 0.0010

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.43%, 0.47%, 0.60%, 0.03% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

*** Annualized

(a) Represents the dollar amount of commissions paid on Portfolio transactions divided by the total number of shares purchased and sold for which commissions were charged and is calculated on the basis of the Portfolio as a whole without distinguishing between the classes of shares issued. Disclosure not required for prior periods.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
BLUE CHIP PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                            FOR THE SIX
                            MONTHS ENDED     FOR THE          YEAR           YEAR
                             AUGUST 31,     YEAR ENDED       ENDED          ENDED
                                1996       FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                            (UNAUDITED)        1996           1995           1994
                            ------------   ------------   ------------   ------------
Ratio of expenses to
  average net assets**....       0.61%***      0.31%          0.17%          0.27%***
Ratio of investment income
  to average net
  assets**................       1.77%***      2.16%          2.30%          1.97%***
Portfolio Turnover........         40%          108%            44%            86%
Average commission rate
  paid (a)................    $ 0.0012

---------------

  * For the period December 6, 1993 ( commencement of operations) through February 28, 1994

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.32%, 0.59%, 0.80%, 0.80% (annualized) for the periods ended August 31, 1996, February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

*** Annualized

(a) Represents the dollar amount of commissions paid on Portfolio transactions divided by the total number of shares purchased and sold for which commissions were charged and is calculated on the basis of the Portfolio as a whole without distinguishing between the classes of shares issued. Disclosure not required for prior periods.

See Notes to Financial Statements.

MASTER INVESTMENT TRUST, SERIES I --
INVESTMENT GRADE BOND PORTFOLIO
--------------------------------------------------------------------------------

Supplementary Data
--------------------------------------------------------------------------------

                            FOR THE SIX
                            MONTHS ENDED     FOR THE          YEAR           YEAR
                             AUGUST 31,     YEAR ENDED       ENDED          ENDED
                                1996       FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                            (UNAUDITED)        1996           1995           1994
                            ------------   ------------   ------------   ------------
Ratio of expenses to
  average net assets**....      0.23%***       0.18%          0.25%          0.41%***
Ratio of investment income
  to average net
  assets**................      5.90%***       6.47%          6.22%          4.93%***
Portfolio Turnover........        32%           172%           240%            32%

---------------

  * For the period December 6, 1993 (commencement of operations) through February 28, 1994

 ** Net of fee waivers which had the effect of reducing the ratio of expenses to average net assets and increasing the ratio of net investment income to average net assets by 0.44% for the period ended August 31, 1996, and 0.50% (annualized) for the periods ended February 29, 1996, February 28, 1995 and February 28, 1994, respectively.

*** Annualized

See Notes to Financial Statements.

                                    FORM N-14
                                    ---------

PART C.  OTHER INFORMATION

Item 15.  Indemnification
          ---------------

                  Article VII, Section 3, of Registrant's Restated Articles of Incorporation, incorporated herein by reference as Exhibit (1)(a) hereto, and
Article VI, Section 2, of Registrant's Amended and Restated By-Laws, incorporated herein by reference as Exhibit (2)(a) hereto, provide for the indemnification of Registrant's directors and officers. Indemnification of the Fund's sub-adviser, principal underwriter, custodians, sub-custodians, transfer agent and sub-transfer agent is provided for, respectively, in Section 8 of the Sub-Advisory Agreement incorporated herein by reference as Exhibit (6)(j),
Article V of the Amended and Restated Distribution Agreement, incorporated herein by reference as Exhibit (7)(a), Article XV, Section 15 of the Custody Agreement incorporated herein by reference as Exhibit (9)(a) hereto, Article XII, Section 14 of the Sub-Custodian Agreement incorporated herein by reference as Exhibit (9)(i) hereto, Article III, Section 4 of the Sub-Custodian Agreement incorporated herein by reference as Exhibit (9)(j) hereto, Section 8 of the form of Sub-Custody Agreement incorporated herein by reference as Exhibit (9)(k),
Article VII, Section 7, of the Transfer Agency Agreement incorporated herein by reference as Exhibit (9)(g), and Article VI, Section 3, of the Cash Management and Related Services Agreement incorporated herein by reference as Exhibit
(13)(d) hereto. Registrant has obtained from a major insurance carrier a directors and officers' liability policy covering certain types of errors and omissions. In no event will Registrant indemnify any of its directors, officers, employees or agents against any liability to which such person would otherwise be subject by reason of his willful misfeasance, bad faith or gross negligence in the performance of his duties or by reason of his reckless disregard of the duties involved in the conduct of his office or under his agreement with Registrant. Registrant will comply with Rule 484 under the Securities Act of 1933 and Release 11330 under the Investment Company Act of 1940 in connection with any indemnification.

                  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits
          --------

         (1)      (a)      Restated Articles of Incorporation filed
                           November 22, 1983 are incorporated by reference to
                           Exhibit 1(a) to Post-Effective Amendment No. 45 to the Registration Statement of the Registrant on Form N-1A (Nos. 2-81110/811-4293) filed February
                           23, 1996 ("Post-Effective Amendment No. 45").

                  (b) Articles Supplementary filed January 9, 1986 are incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 45.

                  (c) Articles Supplementary to increase authorized capital stock filed August 31, 1989 are incorporated by reference to Exhibit 1(c) to Post-Effective Amendment No. 45.

                  (d) Articles Supplementary classifying shares filed August 31, 1989 are incorporated by reference to
                           Exhibit 1(d) to Post-Effective Amendment No. 45.

                  (e) Articles Supplementary classifying shares filed June 3, 1991 are incorporated by reference to
                           Exhibit 1(e) to Post-Effective Amendment No. 45.

                  (f)      Articles Supplementary classifying and
                           reclassifying shares filed August 1, 1991 are incorporated by reference to Exhibit 1(f) to Post-Effective Amendment No. 45.

                  (g) Articles Supplementary to increase authorized capital stock filed August 16, 1991 are incorporated by reference to Exhibit 1(g) to Post-Effective Amendment No. 45.

                  (h) Articles Supplementary classifying shares filed August 16, 1991 are incorporated by reference to
                           Exhibit 1(h) to Post-Effective Amendment No. 45.

                  (i) Articles Supplementary classifying shares filed November 25, 1991 are incorporated by reference to
                           Exhibit 1(i) to Post-Effective Amendment No. 45.

                  (j) Articles Supplementary classifying shares filed May 11, 1992 are incorporated by reference to
                           Exhibit 1(j) to Post-Effective Amendment No. 45.

                  (k) Articles Supplementary reclassifying shares filed May 15, 1992 are incorporated by reference to
                           Exhibit 1(k) to Post-Effective Amendment No. 45.

                  (l) Articles Supplementary classifying shares filed July 20, 1992 are incorporated by reference to
                           Exhibit 1(l) to Post-Effective Amendment No. 45.

                  (m) Articles Supplementary to increase authorized capital stock filed August 6, 1992 are incorporated by reference to Exhibit 1(m) to Post-Effective Amendment No. 45.

                  (n) Articles Supplementary classifying shares filed August 6, 1992 are incorporated by reference to
                           Exhibit 1(n) to Post-Effective Amendment No. 45.

                  (o) Articles Supplementary classifying shares filed March 3, 1993 are incorporated by reference to
                           Exhibit 1(o) to Post-Effective Amendment No. 45.

                  (p) Articles Supplementary reclassifying shares filed May 12, 1993 are incorporated by reference to
                           Exhibit 1(p) to Post-Effective Amendment No. 45.

                  (q) Articles of Amendment eliminating restriction on number of classes of shares filed May 8, 1990 are incorporated by reference to Exhibit 1(q) to Post-Effective Amendment No. 45.

                  (r) Articles of Amendment reclassifying shares filed on July 9, 1993 are incorporated by reference to
                           Exhibit 1(r) to Post-Effective Amendment No. 45.

                  (s) Articles Supplementary classifying shares filed November 18, 1993 are incorporated by reference to
                           Exhibit 1(s) to Post-Effective Amendment No. 45.

                  (t) Articles Supplementary reclassifying shares filed November 18, 1993 are incorporated by reference to
                           Exhibit 1(t) to Post-Effective Amendment No. 45.

                  (u) Articles Supplementary reclassifying shares filed January 21, 1994 are incorporated by reference to
                           Exhibit 1(u) to Post-Effective Amendment No. 45.

                  (v) Articles Supplementary classifying shares filed October 30, 1995 are incorporated by reference to
                           Exhibit 1(v) to Post-Effective Amendment No. 47 to the Registration Statement of the Registrant on Form N-1A (Nos. 2-81110/811-4293) filed April 30,
                           1996 ("Post-Effective Amendment No. 47").

                  (w) Articles of Amendment cancelling shares filed on January 26, 1996 are incorporated by reference to
                           Exhibit 1(v) to Post-Effective Amendment No. 45.

                  (x) Articles Supplementary classifying shares filed on January 26, 1996 are incorporated by reference to
                           Exhibit 1(w) to Post-Effective Amendment No. 45.

                  (y) Articles Supplementary reclassifying shares filed on January 26, 1996 are incorporated by reference to
                           Exhibit 1(x) to Post-Effective Amendment No. 45.

                  (z) Articles Supplementary reclassifying shares filed on April 12, 1996 are incorporated by reference to
                           Exhibit 1(z) to Post-Effective Amendment No. 51 to the Registration Statement of the Registrant on Form N-1A (Nos. 2-81110/811-4293) filed
                           November 13, 1996 ("Post-Effective Amendment No. 51).

                  (aa) Articles Supplementary reclassifying shares filed on June 25, 1996 are incorporated by reference to
                           Exhibit 1(z) to Post-Effective Amendment No. 50 to the Registration Statement of the Registrant on Form N-1A (Nos. 2-81110/811-4293) filed July 29,
                           1996 ("Post-Effective Amendment No. 50.").

                  (bb) Articles Supplementary reclassifying shares filed on June 25, 1996 are incorporated by reference to
                           Exhibit 1(aa) to Post-Effective Amendment No. 50.

                  (cc) Articles Supplementary reclassifying shares filed on June 25, 1996 are incorporated by reference to
                           Exhibit 1(bb) to Post-Effective Amendment No. 50.

                  (dd) Articles Supplementary reclassifying shares are filed on March 5, 1997.

         (2)      (a)      Amended and Restated By-Laws as approved by
                           Registrant's Board of Directors on July 23, 1996 are incorporated by reference to Exhibit 2(f) to Post-Effective Amendment No. 50.

         (3)               None.

         (4) Agreement and plan of Reorganization, dated April __, 1997, filed herewith as Appendix A to the Combined Prospectus/Proxy Statement.

         (5) See Article VI, Section (2) of Article VII, Article VIII and Section (2) and (4) of Article X of the Restated Articles of Incorporation incorporated by reference to Exhibit 1(a) of PostEffective Amendment No. 45 and Article I, Section 1 and 10 of Article II,
                           Article IV and Section 1 of Article VI of the Amended and Restated By-laws incorporated by reference to
                           Exhibit 2(f) of PostEffective Amendment No. 50.

         (6)      (a)      Investment Advisory Agreement dated as of April
                           22, 1992 between Registrant and Bank of America
                           National Trust and Savings Association (Money Market
                           Funds) is incorporated by reference to Exhibit 5(a) to Post-Effective Amendment No. 45.

                  (b) Investment Advisory Agreement dated as of April 22, 1992 between Registrant and Bank of America National Trust and Savings Association (Non-Money Market Funds) is incorporated by reference to
                           Exhibit 5(b) to Post-Effective Amendment No. 45.

                  (c) Addendum to Investment Advisory Agreement dated as of March 1, 1993 between Registrant and Bank of America National Trust and Savings Association (Money Market Funds - Prime Value Fund) is incorporated by reference to Exhibit 5(c) to PostEffective Amendment No. 45.

                  (d) Addendum to Investment Advisory Agreement dated as of March 1, 1993 between Registrant and Bank of America National Trust and Savings Association (Money Market Funds - Government and Treasury Only Funds) is incorporated by reference to Exhibit 5(d) to Post-Effective Amendment No. 45.

                  (e) Investment Advisory Agreement dated November 1, 1994 between Registrant and Bank of America National Trust & Savings Association with respect to the Capital Income Fund is incorporated by reference to Exhibit 5(e) to Post-Effective Amendment No. 45.

                  (f) Investment Advisory Agreement dated as of July 1, 1996 between Registrant and Bank of America National Trust & Savings Association with respect to the National Municipal Bond Fund is incorporated by reference to Exhibit 5(f) to PostEffective Amendment No. 51.

                  (g) Investment Advisory Agreement dated as of July 30, 1996 between Registration and Bank of America National Trust and Savings Association with respect to the International Equity and Short-Term Government Funds is incorporated by reference to Exhibit 5(g) to Post-Effective Amendment No. 51.

                  (h) Investment Advisory Agreement dated as of September 1, 1996 between Registrant and Bank of America National Trust & Savings Association with respect to the Corporate Bond Fund is incorporated by reference to Exhibit 5(h) to Post-Effective Amendment No. 52 to the Registration Statement of the Registrant on Form N-1A (Nos. 2-81110/811-4293) filed January 31, 1997
                           ("Post-Effective Amendment No. 52").

                  (i) Amended and Restated Investment Advisory Agreement dated as of January 1, 1997 between Registrant and Bank of America National Trust & Savings Association with respect to the International Equity Fund is incorporated by reference to Exhibit 5(i) to Post-Effective Amendment No. 52.

                  (j) Sub-Investment Advisory Agreement dated as of January 1, 1997 between Bank of America National Trust & Savings Association and Wellington Management Company, LLP with respect to the International Equity Fund is incorporated by reference to Exhibit 5(j) to Post-Effective Amendment No. 52.

                  (k) Form of Investment Advisory Agreement dated as of ___________ between Registrant and Bank of America National Trust & Savings Association with respect to the Asset Allocation Fund is incorporated by reference to Exhibit 5(k) to Post-Effective Amendment No. 53.

         (7)      (a)      Amended and Restated Distribution Agreement
                           between the Registrant and Concord Financial
                           Group, Inc. is incorporated by reference to
                           Exhibit 6(a) to Post-Effective Amendment No. 51.

                  (b) Form of Broker/Dealer Agreement is incorporated by reference to Exhibit 6(c) to Post-Effective Amendment No. 45.

                  (c) Form of Bank Agreement is incorporated by reference to Exhibit 6(d) to Post-Effective Amendment No. 45.

         (8) Board Guidelines on Significant Governance Issues (which includes a description of the Board of Director's retirement policy and benefit) are incorporated by reference to Exhibit 7 to PostEffective Amendment No. 45.

         (9)      (a)      Custody Agreement between Registrant and The Bank
                           of New York dated as of April 3, 1989 is incorporated by reference to Exhibit 8(a) to Post-
                           Effective Amendment No. 45.

                  (b) Amendment No. 1 to Custody Agreement between Registrant and The Bank of New York dated as of March 30, 1990 is incorporated by reference to
                           Exhibit 8(b) to Post-Effective Amendment No. 45.

                  (c) Amendment No. 2 to Custody Agreement between Registrant and The Bank of New York dated as of February 26, 1993 is incorporated by reference to
                           Exhibit 8(c) to Post-Effective Amendment No. 49 to the Registration Statement of the Registrant on Form N-1A (Nos. 2-81110/811-4293) filed June 28,
                           1996 ("Post-Effective Amendment No. 49").

                  (d) Amendment No. 3 to Custody Agreement between Registrant and The Bank of New York dated as of April 24, 1996 is incorporated by reference to
                           Exhibit 8(d) to Post-Effective Amendment No. 49.

                  (e) Amendment No. 4 to Custody Agreement between Registrant and The Bank of New York dated as of July 1, 1996 is incorporated by reference to
                           Exhibit 8(e) to Post-Effective Amendment No. 51.

                  (f) Custodian Services Agreement between Registrant and PNC Bank, N.A is incorporated by reference to
                           Exhibit 8(c) to Post-Effective Amendment No. 45.

                  (g) Transfer Agency Agreement between Registrant and BISYS Fund Services, Inc. is incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 47.

                  (h) Amendment No. 1 to Transfer Agency Agreement between Registrant and BISYS Fund Services, Inc. is incorporated by reference to Exhibit 8(h) to Post-Effective Amendment No. 52.

                  (i)      Sub-Custodian Agreement between Registrant, The
                           Bank of New York, and Security Pacific National Bank is incorporated by reference to Exhibit 8(e) to Post-Effective Amendment No. 45.

                  (j) Sub-Custodian Agreement between The Bank of New York and Citibank, N.A. dated May 18, 1988 is incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 45.

                  (k) Form of Sub-Custody Agreement between The Bank of New York and Bank of America National Trust and Savings Association is incorporated by reference to Exhibit
                           (8)(i) to Post-Effective Amendment No. 37.

         (10)     (a)      Shareholder Services Plan for Non-Money Market
                           Funds is incorporated by reference to Exhibit 15(a) to Post-Effective Amendment No. 45.

                  (b)      Shareholder Services Plan for Horizon Service
                           Shares as modified by Registrant's Board of Directors on January 29, 1993 is incorporated by reference to
                           Exhibit 15(b) to Post-Effective Amendment No. 45.

                  (c) Revised Shareholder Servicing Agreement is incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 45.

                  (d) Revised Shareholder Service Agreement as modified by Registrant's Board of Directors on January 29, 1993 is incorporated by reference to Exhibit 15(d) to Post-Effective Amendment No. 45.

                  (e) Revised Shareholder Servicing Agreement for Non-Money Market Funds is incorporated by reference to
                           Exhibit 15(e) to Post-Effective Amendment No. 45.

                  (f)      Special Management Services Plan and related
                           Special Management Services Agreement for Pacific Horizon Shares of Registrant's Money Market Funds is incorporated by reference to Exhibit 15(f) to Post-Effective Amendment No. 51.

                  (g) Distribution and Services Plan and related Administrative Servicing Agreement and Distribution Agreement with respect to Registrant's "B" Shares is incorporated by reference to Exhibit 15(g) to Post-Effective Amendment No. 51.

                  (h) Distribution and Services Plan and related Distribution and Administrative Servicing Agreement with respect to Registrant's "S" Shares and "X" Shares is incorporated by reference to Exhibit 15(f) to Post-Effective Amendment No. 47.

                  (i)      Distribution Plan and related Distribution
                           Agreement with respect to Registrant's "K" Shares is incorporated by reference to Exhibit 15(i) to Post-Effective Amendment No. 51.

                  (j) Administrative and Shareholder Services Plan and related Administrative and Shareholder Services Agreement with respect to Registrant's "K" Shares is incorporated by reference to Exhibit 15(j) to Post-Effective Amendment No. 51.

                  (k) Shareholder Service Plan and related Shareholder Servicing Agreement for SRF Shares is incorporated by reference to Exhibit 15(k) to Post-Effective Amendment No. 53.

                  (l) Amended and Restated Plan Pursuant to Rule 18f-3 for Operation of a Multi-Class System.

         (11) Opinion of Drinker Biddle & Reath and Opinion of local counsel.

         (12) Opinion of Drinker Biddle & Reath as to tax consequences (including consent of such firm).

         (13)     (a)      Basic Administrative Services Agreement between
                           Registrant and The BISYS Group, Inc. (Money Market
                           Funds) dated as of November 1, 1996 is
                           incorporated by reference to Exhibit 9(a) to Post-
                           Effective Amendment No. 52.

                  (b)      Administration Agreement between Registrant and
                           The BISYS Group, Inc. (Non-Money Market Funds) dated as of November 1, 1996 is incorporated by reference to Exhibit 9(b) to Post-Effective Amendment No. 52.

                  (c) Form of Amendment No. 1 to the Administration Agreement between Registrant and The BISYS Group, Inc. (Asset Allocation Fund) dated as of
                           ---------------.

                  (d) Cash Management and Related Services Agreement between Registrant and The Bank of New York (Horizon Shares and Horizon Service Shares) dated as of May 1, 1990 is incorporated by reference to Exhibit 9(s) to Post-Effective Amendment No. 45.

                  (e) Amendment to Cash Management and Related Services Agreement between Registrant and The Bank of New York dated as of June 21, 1993 is incorporated by reference to Exhibit 9(t) to Post-Effective

                           Amendment No. 45.

                  (f) Accounting Services Agreement between the Registrant and Provident Financial Processing Corp is incorporated by reference to Exhibit 9(u) to Post-Effective Amendment No. 45.

         (14)(a)  Consent of Price Waterhouse LLP.

         (14)(b)  Consent of Drinker Biddle & Reath.

         (15)     None.

         (16)     Powers of Attorney.

         (17)(a) Declaration of the Registrant pursuant to Rule 24f-2 under the Investment Company Act of 1940.

         (17)(b)  Forms of Proxy.

         (17)(c)  Prospectus for the Bond, Blue Chip and Asset
                  Allocation Funds of Seafirst Retirement Funds, dated July 1, 1996.

         (17)(d) Supplement dated November 12, 1996 to the Prospectus dated July 1, 1996 with respect to the Bond, Blue Chip and Asset Allocation Funds of Seafirst Retirement Funds.

         (17)(e) Supplement dated January 31, 1997 to the Prospectus dated July 1, 1996 with respect to the Bond, Blue Chip and Asset Allocation Funds of Seafirst Retirement Funds.

         (17)(f) Prospectus for the Class SRF Shares of the Intermediate Bond, Blue Chip and Asset Allocation Funds of Pacific Horizon Funds, Inc., dated April __, 1997.

Item 17.  Undertakings
          ------------

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Philadelphia, and the Commonwealth of Pennsylvania, on the 7th day of March, 1997.

                                   PACIFIC HORIZON FUNDS, INC.
                                            Registrant

                                   */Cornelius John Pings
                                   ----------------------------
                                   Cornelius John Pings
                                   President
                                   (Signature and Title)

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                   Title                          Date
---------                                   -----                          ----
*/Cornelius John Pings                      Chairman of the                March 7, 1997
----------------------                      Board and President
Cornelius John Pings

/s/Kevin L. Martin                          Treasurer (Chief               March 7, 1997
----------------------                      Accounting and
Kevin L. Martin                             Financial Officer)

*/ Thomas M. Collins                        Director                       March 7, 1997
----------------------
Thomas M. Collins

*/Douglas B. Fletcher                       Director                       March 7, 1997
----------------------
Douglas B. Fletcher

*/Robert E. Greeley                         Director                       March 7, 1997
----------------------
Robert E. Greeley

*/Kermit O. Hanson                          Director                       March 7, 1997
----------------------
Kermit O. Hanson

*By:/S/ W. Bruce McConnel, III
    -----------------------------
        W. Bruce McConnel, III
        Attorney-in-fact

                           PACIFIC HORIZON FUNDS, INC.

                            Certificate of Secretary

         The following resolution was duly adopted by the Board of Directors of Pacific Horizon Funds, Inc. (the "Company") on October 29, 1996 and remains in effect on the date hereof:

         RESOLVED, that the directors and officers of the Company who may be required to execute such Registration Statement on Form N-14 (and any amendments thereto), and each of them, hereby appoint Cornelius J. Pings and W. Bruce McConnel, III, and each of them, their true and lawful attorney, or attorneys, to execute in their name, place and stead, in their capacity as director or officer, or both, of the Company, the Registration Statement on Form N-14, any amendments thereto, and all instruments necessary or incidental in connection therewith, and to file the same with the SEC; and either of said attorneys shall have power to act with or without the other of said attorneys and shall have full power of substitution and re-substitution; and either of said attorneys shall have full power and authority to do and perform in the name and on behalf of each of said directors or officers, or any or all of them, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as each of said directors or officers, or any or all of them, might or could do in person, said acts of said attorneys, or either of them, being hereby ratified and approved.

                                            PACIFIC HORIZON FUNDS, INC.

                                            By:/s/W.Bruce McConnel, III
                                               ---------------------------
                                                  W. Bruce McConnel, III

Dated: March 7, 1997

                                      N-14
                                  EXHIBIT INDEX

Exhibit No.        Description                                   Page No.
-----------        -----------                                   --------

1(dd)              Articles Supplementary
                   reclassifying shares
                   filed on March 5, 1997.

 (4)               Agreement and Plan of
                   Reorganization, filed
                   herewith as Appendix A to
                   the Combined
                   Prospectus/Proxy
                   Statement.

10(l)              Amended and Restated Plan

                   Pursuant to Rule 18f-3
                   for Operation of a Multi-
                   Class System.

11                 Opinion of Drinker Biddle
                   & Reath and Opinion of
                   local counsel.

(12)               Opinion of Drinker Biddle
                   & Reath as to tax
                   consequences (including
                   consent of such firm).

(13)(c)            Form of Amendment No. 1
                   to the Administration
                   Agreement between
                   Registrant and the BISYS
                   Group, Inc. (Asset
                   Allocation Fund) dated as
                   of ___________________.

(14)(a)            Consent of Price Waterhouse LLP.

(14)(b)            Consent of Drinker Biddle & Reath.

(16)               Powers of Attorney.

(17)(a)            Declaration of the
                   Registrant pursuant to Rule 24f-2 under the Investment Company Act of 1940.

(17)(b)            Forms of Proxy.

Exhibit No.       Description                                         Page No.
-----------       -----------                                         --------

(17)(c)           Prospectus for the Bond,
                  Blue Chip and Asset
                  Allocation Funds of
                  Seafirst Retirement
                  Funds, dated July 1,
                  1996.

(17)(d)           Supplement dated November
                  12, 1996 to the
                  Prospectus dated July 1,
                  1996 with respect to the
                  Bond, Blue Chip and Asset
                  Allocation Funds of
                  Seafirst Retirement
                  Funds.

(17)(e)           Supplement dated
                  January 31, 1997 to the
                  Prospectus dated July 1,
                  1996 with respect to the
                  Bond, Blue Chip and Asset
                  Allocation Funds of
                  Seafirst Retirement
                  Funds.

(17)(f)           Prospectus for the Class
                  SRF Shares of the
                  Intermediate Bond, Blue
                  Chip and Asset Allocation
                  Funds of Pacific Horizon
                  Funds, Inc., dated
                  April __, 1997.